Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on December 8, 2026

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a

PLAN OF ARRANGEMENT

involving

SANGOMA TECHNOLOGIES CORPORATION

and

1001755979 ONTARIO INC.

and

BRC GROUP HOLDINGS, INC.

THE BOARD OF DIRECTORS OF SANGOMA TECHNOLOGIES CORPORATION UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION

November 9, 2026

These materials are important and require your immediate attention. These materials require shareholders of Sangoma Technologies Corporation to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you have any questions or require assistance in completing your form of proxy or voting instruction form, please contact Odyssey Trust Company, at 1-888-290-1175 (toll-free calls in North America) or 1-587-885-0960 (collect calls outside of North America) or by email at proxy@odysseytrust.com.

November 9, 2026

Dear Shareholders of Sangoma Technologies Corporation,

On behalf of the board of directors (the “Board”) and management team of Sangoma Technologies Corporation (the “Corporation”), we are pleased to invite you to attend the special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares of the Corporation (“Shares”), taking place at 10:00 a.m. (Toronto time) on December 8, 2026. The Meeting will be in a virtual only format, which will be conducted via live audio webcast over the internet at https://meetings.lumiconnect.com/400-107-681-552 using the Meeting ID: 400-107-681-552 and password “sangoma2026” (case sensitive). We have designed the format of the virtual meeting so that Shareholders have substantially similar opportunities to vote and participate as they would have at a physical meeting, but with the ability to do so remotely from any location around the world.

The Arrangement

On September 28, 2026, the Corporation entered into an arrangement agreement (the “Arrangement Agreement”) with 1001755979 Ontario Inc. (the “Purchaser”) and BRC Group Holdings, Inc. (“BRC”), in respect of a statutory plan of arrangement (the “Arrangement”) of the Corporation under section 182 of the Business Corporations Act (Ontario), pursuant to which the Purchaser agreed to acquire all of the issued and outstanding Shares of the Corporation. Under the terms of the Arrangement Agreement, the Shareholders will receive, for each Share held, US$4.925 in cash and 0.04767 of a share of common stock of BRC (the “Consideration”), other than the Shareholders holding Shares for which dissent rights have been validly exercised and not withdrawn (as further described in the accompanying management information circular (the “Information Circular”)).

The Arrangement was unanimously approved by the Board after receiving a unanimous recommendation from a special committee of independent directors of the Board (the “Special Committee”) and is the culmination of extensive negotiations with the Purchaser and BRC that were undertaken with the supervision and involvement of the Special Committee.

Based on the 20-day volume-weighted average trading price of the shares of common stock of BRC on the NASDAQ as of September 28, 2026, the Consideration has an implied value of US$5.225 (C$7.40) per Share, representing a premium of approximately 47% to the closing price, and a premium of approximately 51% to the 10-day volume-weighted average price, of the Shares on the Toronto Stock Exchange as of September 28, 2026.

Required Approvals

In order for the Arrangement to become effective, a special resolution of the Shareholders (the “Arrangement Resolution”) must be approved by: (i) at least two-thirds of the votes cast thereon by the Shareholders present in person (virtually) or represented by proxy at the Meeting; and (ii) a simple majority of votes cast thereon by the Shareholders present in person (virtually) or represented by proxy at the Meeting, excluding any Shareholders required to be excluded under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. At the Meeting, each Shareholder of record at the close of business on November 3, 2026 (the “Record Date”) will be entitled to one vote for each Share held on all matters proposed to come before the Meeting. The Arrangement is also subject to certain conditions further described in the Information Circular, including the approval of the Superior Court of Justice (Ontario) Commercial List and receipt of required regulatory approvals and clearances.

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Voting Support Agreements

Each of the directors and officers of the Corporation, who collectively hold approximately 27% of the outstanding Shares (on a non-diluted basis), has entered into a voting support agreement with the Purchaser and BRC, pursuant to which they have agreed, among other things, to vote all of their Shares in favour of the Arrangement Resolution.

The Information Circular provides additional information relating to matters to be considered at the Meeting. Shareholders are reminded and encouraged to review the Information Circular before voting.

Reasons for the Arrangement

After careful consideration and taking into account, among other things, the unanimous recommendation of the Special Committee, the Board, after receiving legal and financial advice, has unanimously determined that the Arrangement is in the best interests of the Corporation and the Consideration to be received by Shareholders is fair, from a financial point of view, to such Shareholders. Accordingly, and on the unanimous recommendation of the Special Committee, the Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution. In reaching their respective conclusions and formulating their unanimous recommendations, the Special Committee and the Board reviewed a significant amount of information and considered a number of factors relating to the Arrangement and potential alternatives thereto, with the benefit of advice from outside financial and legal advisors, including the following:

1.	Significant Premium. Based on the 20-day VWAP of the BRC Shares on the NASDAQ for the period ending September 28, 2026, the Consideration has an implied value of US$5.225 per Share, which represents a premium of approximately 47% to the closing price of the Shares on the TSX on September 28, 2026 and a premium of approximately 51% to the Corporation’s 10-day VWAP of the Shares on the TSX for the period ending on September 28, 2026.

2.	Liquidity, Certainty of Value and Participation in BRC. The US$4.925 cash per Share component of the Consideration provides certainty, immediate value and liquidity to the Shareholders, and the remaining US$0.30 per Share is payable in BRC Shares, which are listed on NASDAQ and provide Shareholders with a marketable security as well as the opportunity to participate in the future performance of the combined business of BRC and the Corporation.

3.	Other Available Alternatives. The Special Committee and the Board believe the Arrangement is an attractive proposition for the Shareholders relative to the status quo and other alternatives reasonably available to the Corporation, taking into account the current and anticipated opportunities and risks and uncertainties associated with the Corporation’s business, affairs, operations, industry and prospects.

4.	Result of a Comprehensive Process. Under the supervision of the Board and the Special Committee and with the assistance of its financial advisor, a broad group of potential counterparties was contacted since the beginning of the Strategic Review Process in 2025, including global strategic parties and financial sponsors with a focus on the unified communications sector. None of the other parties offered to transact at a level competitive with the Consideration and deal terms proposed in the Arrangement.

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5.	Negotiated Arrangement and Ability to Respond to Superior Proposals. The Arrangement Agreement is the result of a comprehensive negotiation process with BRC and includes terms and conditions that are reasonable in the judgment of the Special Committee and the Board, including customary “fiduciary out” rights that would enable the Corporation to enter into a Superior Proposal in certain circumstances.

6.	Value Supported by Fairness Opinion. The Board received a Fairness Opinion from ATB Cormark, which concluded that the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to such Shareholders.

7.	Support for the Arrangement. All of the directors and officers of the Corporation have entered into the Voting Support Agreements pursuant to which they have agreed to vote all Shares held by them in favour of the Arrangement. Collectively, such Shareholders represent approximately 27.0% of the outstanding Shares as of the Record Date.

8.	Deal Certainty. The Purchaser’s obligation to complete the Arrangement is subject to a limited number of conditions that the Special Committee and the Board believe are reasonable in the circumstances. The Arrangement is not subject to a financing condition, the Purchaser has obtained committed debt financing for the Arrangement, and BRC has provided an unqualified guarantee of the Purchaser’s payment and performance of its obligations under the Arrangement Agreement.

9.	Shareholder and Court Approval. The Arrangement must be approved by not less than (i) two-thirds (66⅔ per cent) of the votes cast by Shareholders present in person (virtually) or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast by Shareholders present in person (virtually) or represented by proxy at the Meeting, excluding the votes from any Shareholders required to be excluded under MI 61-101. The Arrangement must also be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to the Shareholders.

10.	Role of the Special Committee. The evaluation and negotiation process was supervised by the Special Committee, which is composed entirely of independent directors and was advised by experienced and qualified financial and legal advisors.

The Special Committee and the Board also considered a number of risks and other potentially negative factors relating to the Arrangement. A more detailed description of the reasons for the unanimous recommendations of the Special Committee and the Board is set out in the accompanying Information Circular under the heading “The Arrangement – Reasons for the Arrangement”.

Virtual Meeting

The Corporation is conducting the Meeting in a virtual-only format that will allow Registered Holders (as defined below) and duly appointed proxyholders to participate online and in real time through the live audio webcast. The Meeting can be accessed by all Shareholders (including both Registered Holders and Non-Registered Holders (each as defined below)), proxyholders or guests at the following URL: https://meetings.lumiconnect.com/400-107-681-552 using the Meeting ID: 400-107-681-552 and password “sangoma2026” (case sensitive).

Only Shareholders whose names are on the records of the Corporation as the registered holders of Shares (“Registered Holders”) as of the Record Date and duly appointed proxyholders will be entitled to virtually attend, ask questions and vote at the Meeting. Non-registered Shareholders (“Non-Registered Holders”), being Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (an “Intermediary”), who have not appointed themselves as proxyholders will be able to attend the Meeting as guests, but guests will not be able to ask questions or vote at the Meeting. Please review the Information Circular for further instructions and details on how to access, virtually attend, vote and ask questions at the Meeting.

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How to Vote in Advance of the Meeting

A Form of Proxy accompanies this letter for use by Registered Holders in connection with the Meeting. Registered Holders may vote their Shares in advance of the Meeting by submitting their voting instructions using the Form of Proxy online at https://login.odysseytrust.com/pxlogin or by mail using the pre-paid envelope provided to Odyssey Trust Company at 1100-67 Yonge Street, Toronto, Ontario, Canada M5E 1J8 no later than 10:00 a.m. (Toronto time) on December 4, 2026 or, if the Meeting is adjourned or postponed, at least forty-eight hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the commencement of the reconvened Meeting (the “Proxy Deadline”) by following the instructions printed on the Form of Proxy. Registered Holders may also vote in person (virtually) at the Meeting. However, even if you plan to attend the Meeting in person (virtually), the Corporation recommends that you vote your Shares in advance, so that your vote will be counted if you later decide not to attend the Meeting.

Employee share purchase plan (the “ESPP”) holders (“ESPP Holders”) will receive a VIF, which accompanies this letter for use in connection with the Meeting. ESPP Holders may vote their Shares in advance of the Meeting by submitting their voting instructions using the VIF online at https://login.odysseytrust.com/pxlogin or by mail using the pre-paid envelope provided to Odyssey Trust Company at 1100-67 Yonge Street, Toronto, Ontario, Canada M5E 1J8 no later than the Proxy Deadline by following the instructions printed on the VIF. ESPP Holders may vote in person (virtually) at the Meeting by appointing themselves as a proxyholder. However, even if you plan to attend the Meeting in person (virtually), the Corporation recommends that you vote your Shares in advance, so that your vote will be counted if you later decide not to attend the Meeting.

Non-Registered Holders will receive a VIF from their Intermediary for use in connection with the Meeting. Most Intermediaries utilize Broadridge Investor Communications Corporation to distribute and collect voting instructions from their clients, who will be issued a 16-digit control number to vote. Such Non-Registered Holders may vote their Shares in advance of the Meeting by submitting their voting instructions using the VIF mailed alongside this letter. Canadian Non-Registered Holders can submit their voting instructions online by entering the 16-digit control number found on the VIF at www.proxyvote.com, by telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French) or by mail using the pre-paid envelope provided. U.S. Non-Registered Holders can submit their voting instructions online by entering the 16-digit control number found on the VIF at www.proxyvote.com, by telephone at 1-800-454-8683 or by mail using the pre-paid envelope provided. Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the VIF is to be delivered. Please note that if you are a Non-Registered Holder, your Intermediary may have an earlier deadline to submit your vote than the Proxy Deadline. Non-Registered Holders may vote in person (virtually) at the Meeting by appointing themselves as a proxyholder.

Detailed instructions for submitting your voting instruction via the Form of Proxy or VIF mailed alongside this letter, as applicable, may be found in the accompanying Information Circular.

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Obtaining Consideration

For Registered Holders, this letter and the Information Circular are also accompanied by a letter of transmittal (the “Letter of Transmittal”) that contains instructions on how Registered Holders must deliver their Shares in exchange for the Consideration payable under the Arrangement. Registered Holders will not receive any Consideration under the Arrangement unless and until the Arrangement is completed and such Registered Holder has returned the validly completed and duly signed documents to Odyssey Trust Company, as depositary (the “Depositary”), at the applicable address all as set out in the Letter of Transmittal. Non-Registered Holders who hold Shares through an Intermediary should carefully follow any instructions provided by such Intermediary in order to obtain their Consideration.

Questions and Additional Information

The accompanying notice of special meeting of Shareholders and Information Circular provide, among other things, a full description of the Arrangement and include certain other information to assist Shareholders in considering how to vote on the Arrangement Resolution. Shareholders are urged to read this information carefully and, if they require assistance, to consult their financial, legal, tax or other professional advisors.

Your vote is important regardless of the number of Shares you hold. Whether or not you expect to attend the Meeting, you are urged to vote in advance electronically or in writing, by following the instructions set out on the enclosed Form of Proxy or VIF, as applicable.

If you have any questions about the information contained in the accompanying Information Circular or require any assistance or further information to complete your Form of Proxy or VIF, please contact Odyssey Trust Company by telephone at 1-888-290-1175 (toll-free calls in North America) or 1-587-885-0960 (collect calls outside of North America) or by email at proxy@odysseytrust.com. Questions on how to complete your Letter of Transmittal should be directed to Odyssey Trust Company, as the Depositary, by telephone at 1-587-885-0960 or 1-888-290-1175 (toll-free in North America) or by email at corp.actions@odysseytrust.com.

On behalf of the Corporation, we would like to thank all Shareholders for their continuing support.

Sincerely,

/s/ “Norman A. Worthington, III”	/s/ “Charles Salameh”
Norman A. Worthington, III Chair of the Board of Directors	Charles Salameh Director and Chief Executive Officer

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an interim order of the Superior Court of Justice (Ontario) Commercial List (the “Court”) dated November 3, 2026 (as the same may be amended, the “Interim Order”), a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Shares”) of Sangoma Technologies Corporation (the “Corporation”) will be held virtually via live audio webcast on December 8, 2026 at 10:00 a.m. (Toronto time) at https://meetings.lumiconnect.com/400-107-681-552 using the Meeting ID: 400-107-681-552 and password “sangoma2026” (case sensitive), for the following purposes:

1.	TO CONSIDER, pursuant to the Interim Order, and, if deemed advisable, to pass, with or without variation, a special resolution of the Shareholders (the “Arrangement Resolution”) to approve a plan of arrangement (the “Plan of Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving the Corporation, 1001755979 Ontario Inc. (the “Purchaser”) and BRC Group Holdings, Inc. (“BRC”) pursuant to an arrangement agreement dated September 28, 2026 among the Corporation, the Purchaser and BRC (the “Arrangement Agreement”), as it may be amended from time to time (the “Arrangement”). The full text of the Arrangement Resolution is set forth in Appendix C to the accompanying management information circular (the “Information Circular”); and

2.	TO TRANSACT such other business as may properly come before the Meeting or any adjournment or postponement(s) thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this notice. It is important that Shareholders read the Information Circular carefully. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Information Circular.

After careful consideration and taking into account, among other things, the unanimous recommendation of a special committee of independent directors of the Board (the “Special Committee”), the board of directors of the Corporation (the “Board”), after receiving legal and financial advice, has unanimously determined that the Arrangement is in the best interests of the Corporation and the Consideration to be received by Shareholders is fair, from a financial point of view, to such Shareholders. Accordingly, and on the unanimous recommendation of the Special Committee, the Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

A summary of the Arrangement Agreement is included in the Information Circular, and the full text thereof is available on the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The full text of the Plan of Arrangement and the Interim Order are attached as Appendix D and Appendix E to the Information Circular, respectively. Completion of the Plan of Arrangement is conditional upon certain other matters described in the Information Circular, including the approval of the Court and receipt of required regulatory approvals and clearances.

Shareholders of record at the close of business on November 3, 2026 (the “Record Date”), will be entitled to receive notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof.

In order for the Arrangement to become effective, the Arrangement Resolution must be approved by: (i) at least two-thirds of the votes cast thereon by the Shareholders present in person (virtually) or represented by proxy at the Meeting; and (ii) a simple majority of votes cast thereon by the Shareholders present in person (virtually) or represented by proxy at the Meeting, excluding any Shareholders required to be excluded under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. At the Meeting, each holder of Shares of record at the close of business on the Record Date will be entitled to one vote for each Share held on all matters proposed to come before the Meeting.

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The Corporation is conducting the Meeting in a virtual-only format that will allow Registered Holders (as defined below) and duly appointed proxyholders to participate online and in real time through the live audio webcast at https://meetings.lumiconnect.com/400-107-681-552 using the Meeting ID: 400-107-681-552 and password “sangoma2026” (case sensitive). The Corporation is providing the virtual-only format so that Shareholders have substantially similar opportunities to vote and participate as they would have at a physical meeting, but with the ability to do so remotely from any location around the world. Please review the Information Circular for further instructions and details on how to access, virtually attend, vote and ask questions at the Meeting.

Only Shareholders whose names are on the records of the Corporation as the registered holders of Shares (“Registered Holders”) as of the Record Date and duly appointed proxyholders will be entitled to virtually attend, ask questions and vote at the Meeting. Non-registered Shareholders (“Non-Registered Holders”), being Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (an “Intermediary”), who have not appointed themselves as proxyholders will be able to attend the Meeting as guests, but guests will not be able to ask questions or vote at the Meeting. Please review the Information Circular for further instructions and details on how to access, virtually attend, vote and ask questions at the Meeting.

A form of proxy (the “Form of Proxy”) accompanies this notice for use by Registered Holders in connection with the Meeting. Registered Holders may vote their Shares in advance of the Meeting by submitting their voting instructions through one of the voting methods below using the Form of Proxy no later than 10:00 a.m. (Toronto time) on December 4, 2026 or, if the Meeting is adjourned or postponed, at least forty-eight hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the commencement of the reconvened Meeting (the “Proxy Deadline”), by following the instructions printed on the Form of Proxy. Registered Holders may also vote in person (virtually) at the Meeting. However, even if you plan to attend the Meeting in person (virtually), the Corporation recommends that you vote your Shares in advance, so that your vote will be counted if you later decide not to attend the Meeting.

Employee share purchase plan (the “ESPP”) holders (“ESPP Holders”) will receive a voting instruction form (“VIF”), which accompanies this notice for use in connection with the Meeting. ESPP Holders may vote their Shares in advance of the Meeting by submitting their voting instructions through one of the voting methods below using the VIF no later than the Proxy Deadline, by following the instructions printed on the VIF. ESPP Holders may vote in person (virtually) at the Meeting by appointing themselves as a proxyholder. However, even if you plan to attend the Meeting in person (virtually), the Corporation recommends that you vote your Shares in advance, so that your vote will be counted if you later decide not to attend the Meeting.

Ways to Vote For Registered Holders and ESPP Holders:

•	Voting by Internet Before the Meeting. Enter the control number printed on the Form of Proxy (or a VIF if you are an ESPP Holder) at https://login.odysseytrust.com/pxlogin and follow the instructions on the website to vote your Shares.

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•	Voting by Mail or Delivery Before the Meeting. Complete, sign and date the Form of Proxy (or a VIF if you are an ESPP Holder) and mail it in the pre-paid envelope provided to:

Odyssey Trust Company
1100-67 Yonge Street
Toronto, Ontario
Canada M5E 1J8

Non-Registered Holders will receive a VIF from their Intermediary for use in connection with the Meeting. Most Intermediaries utilize Broadridge Investor Communications Corporation to distribute and collect voting instructions from their clients, who will be issued a 16-digit control number to vote. Such Non-Registered Holders may vote their Shares in advance of the Meeting by submitting their voting instructions through one of the voting methods below using the VIF mailed alongside this notice. Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the VIF is to be delivered. Please note that if you are a Non-Registered Holder, your Intermediary may have an earlier deadline to submit your vote than the Proxy Deadline. Non-Registered Holders may vote in person (virtually) at the Meeting by appointing themselves as a proxyholder.

Ways to Vote for Canadian Non-Registered Holders:

•	Voting by Internet Before the Meeting. Enter the 16-digit control number printed on the VIF at www.proxyvote.com and follow the instructions on the website to vote your Shares.

•	Voting by Telephone Before the Meeting. Enter the 16-digit control number printed on the VIF at 1-800-474-7493 (English) or 1-800-474-7501 (French) and follow the instructions on the recorded messages to vote your Shares.

•	Voting by Mail or Delivery Before the Meeting. Complete, sign and date the VIF and return by mail in the pre-paid envelope provided.

Ways to Vote for U.S. Non-Registered Holders:

•	Voting by Internet Before the Meeting. Enter the 16-digit control number printed on the VIF at www.proxyvote.com and follow the instructions on the website to vote your Shares.

•	Voting by Telephone Before the Meeting. Enter your 16-digit control number at 1-800-454-8683 and follow the instructions on the recorded messages to vote your Shares.

•	Voting by Mail Before the Meeting. Complete, sign and date the VIF and return by mail in the pre-paid envelope provided.

The Form of Proxy and VIF currently appoint certain Directors and/or officers of the Corporation as proxyholders to vote Shares at the Meeting. If a Registered Holder or Non-Registered Holder wishes to duly appoint a proxyholder other than the Directors and/or officers of the Corporation currently appointed, which would include where a Non-Registered Holder wishes to appoint themselves as a proxyholder, that Shareholder must submit their Form of Proxy or VIF appointing such proxyholder following the instructions indicated on the Form of Proxy or VIF (as applicable) AND register that proxyholder by sending an email to appointee@odysseytrust.com by 10:00 a.m. (Toronto time) on December 4, 2026 and provide Odyssey Trust Company with the required proxyholder contact information, the number of Shares appointed, the name in which the Shares are registered (if a Registered Holder) or the name of the broker where the Shares are held (if a Non-Registered Holder), so that Odyssey Trust Company may provide the proxyholder with a Username via email.

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Detailed instructions for submitting your voting instruction via the Form of Proxy or VIF mailed alongside this notice, as applicable, may be found in the accompanying Information Circular.

Pursuant to the Interim Order, Registered Holders who hold Shares as of the Record Date have been granted Dissent Rights in respect of the Arrangement and, if such rights are validly exercised and not withdrawn and the Arrangement becomes effective, Dissenting Holders will have the right to be paid an amount equal to the fair value of their Shares (less any amounts withheld pursuant to the Plan of Arrangement). These Dissent Rights, and the procedures for their exercise, are described in the Information Circular under “Dissenting Holders’ Rights”.

Failure to comply strictly with the dissent procedures described in the Information Circular will result in the loss or unavailability of any Dissent Rights. Non-Registered Holders who wish to dissent should be aware that only Registered Holders, in respect of Shares they hold as of the Record Date, are entitled to dissent. Accordingly, a Non-Registered Holder desiring to exercise this right must make arrangements for the Registered Holder of such Shares to exercise such Dissent Rights on the Non-Registered Holder’s behalf. Any Shareholder wishing to exercise Dissent Rights should seek independent legal advice, as the failure to comply strictly with the provisions of the OBCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice such Shareholder’s right to dissent.

The accompanying Information Circular provides, among other things, a detailed description of the Arrangement and includes certain other information to assist Shareholders in considering how to vote on the Arrangement Resolution. Shareholders are urged to read this information carefully and, if they require assistance, to consult their financial, legal, tax or other professional advisors.

If you have any questions about the information contained in the Information Circular or require any assistance or further information to complete your Form of Proxy or VIF, please contact Odyssey Trust Company by telephone at 1-888-290-1175 (toll-free calls in North America) or 1-587-885-0960 (collect calls outside of North America) or by email at proxy@odysseytrust.com. Questions on how to complete your Letter of Transmittal should be directed to Odyssey Trust Company, as the Depositary, by telephone at 1-587-885-0960 or 1-888-290-1175 (toll-free in North America) or by email at corp.actions@odysseytrust.com.

DATED at Toronto, Ontario the 9th day of November, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “Norman A. Worthington, III”
Norman A. Worthington, III Chair of the Board of Directors

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TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	I

Questions and Answers	1

Management Information Circular	13
Information Contained in this Information Circular	13
Notice to Shareholders Not Resident in Canada	14
Cautionary Statement Regarding Forward-Looking Statements	15
Information Pertaining to BRC and the Purchaser	17

Proxy Solicitation, Voting and Attending the Meeting	18
Solicitation of Proxies	18
Voting of Proxies in Advance of the Meeting	18
Appointment of Proxies	20
Revocation of Proxies	21

Information For Non-Registered Holders of Securities	21

Attending and Voting At the Meeting	23
Attending and Participating at the Meeting	23
Quorum	24

Voting Securities and Principal Holders Thereof	24
Share Capital	24
Eligibility for Voting	24
Principal Shareholders	25

The Arrangement	26
Purpose	26
Background to the Arrangement Agreement	26
Recommendation of the Special Committee	34
Recommendation of the Board	35
Reasons for the Arrangement	35
ATB Cormark Fairness Opinion	39
Voting Support Agreements	40
Interests of Certain Persons in the Arrangement	41
Source of Funds	45
Expenses of the Arrangement	45
Effects on the Corporation if the Arrangement is Not Completed	46

Arrangement Mechanics	47
Arrangement Steps	47
Depositary Agreement	49
Letter of Transmittal	49
Payment of Consideration	50
Lost Certificates	52
Cancellation of Rights	52
No Fractional BRC Shares	53
Withholding Rights	53

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Rounding of Cash Amounts	53

Certain Legal and Regulatory Matters	54
Steps to Implementing the Arrangement and Timing	54
Shareholder Approval	54
Court Approval	55
Required Regulatory Approvals	55
Multilateral Instrument 61-101	58
Stock Exchange Delisting and Reporting Issuer Status	61
U.S. Securities Law Matters	62

The Arrangement Agreement	63
Conditions Precedent to the Arrangement	63
Closing Date	66
Outside Date	66
Representations and Warranties	67
Covenants	67
Termination of the Arrangement Agreement	86
Termination Fees and Expenses	89
Injunctive Relief	90
Amendments	90
Governing Law	91

Information Concerning the Corporation	91
Name, Address and Incorporation	91
Business of the Corporation	91
Previous Purchases and Sales	92
Trading Price and Volume of Shares	95
Dividends	96
Auditor	96
Additional Information	96

Information Concerning BRC and the Purchaser	97

Dissenting Holders’ Rights	97

Risk Factors	100
Risk Factors Related to the Arrangement	100
Risk Factors Related to the Business of the Corporation	107

Eligibility for Investment	107

Certain Canadian Federal Income Tax Considerations for Shareholders	108
Holders Resident in Canada	109
Holders Not Resident in Canada	111

Certain U.S. Federal Income Tax Considerations for U.S. Shareholders	113
U.S. Federal Income Tax Consequences of the Receipt of the Consideration Pursuant to the Arrangement	115

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Payments Related to Dissent Rights	115
Receipt of Foreign Currency	115
Passive Foreign Investment Company Considerations	115
Backup Withholding and Information Reporting	116

Directors’ and Officers’ Insurance and Indemnification	116

Interest of Informed Persons in Material Transactions	117

Questions and Further Assistance	117

Other Information or Matters	117

Approval of Directors	117

Consent of ATB CORMARK	118

Glossary of Terms	119

Appendix A Information Concerning BRC and the Purchaser	A-1

Schedule A BRC Financial Statements	A-92

Schedule B BRC MD&A	A-242

Schedule C Audit Committee Charter	A-291

Schedule D Corporate Governance Guidelines	A-299

Appendix B Opinion of ATB CORMARK	B-1

Appendix C Arrangement Resolution	C-1

Appendix D Plan of Arrangement	D-1

Appendix E Interim Order	E-1

Appendix F Notice of Application	F-1

Appendix G Dissent Provisions of the obca	G-1

Appendix H COMPARISON OF SHAREHOLDER RIGHTS UNDER THE OBCA AND DELAWARE LAW	H-1

- iii -

Questions and Answers

Your vote is important regardless of the number of Shares you own. The following are certain key questions and answers that you as a Shareholder may have regarding the Arrangement Resolution to be considered at the Meeting, regarding attending the Meeting in person (virtually) and voting at the Meeting in person (virtually) or by proxy. These questions and answers are not intended to be complete and are qualified in their entirety by the more detailed information contained elsewhere in this Information Circular, including its appendices. Capitalized terms used and not otherwise defined in these Questions and Answers are defined in the “Glossary of Terms” of this Information Circular. Shareholders are urged to read this Information Circular and its appendices carefully and in their entirety.

Q:	Why did I receive this document?

A:	On September 28, 2026, the Corporation, BRC and the Purchaser entered into the Arrangement Agreement, pursuant to which they agreed, among other things, to implement the Arrangement in accordance with and subject to the terms and conditions contained therein and in the Plan of Arrangement. See “The Arrangement Agreement” for a summary of the Arrangement Agreement. The full text of the Arrangement Agreement is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The full text of the Plan of Arrangement is attached to this Information Circular as Appendix D. Descriptions of the terms of the Arrangement Agreement, the Plan of Arrangement and the other agreements contained herein are summaries of certain key terms of those documents and are qualified in their entirety by the full text of such agreements.

This document is a management information circular that has been mailed in advance of the Meeting, in accordance with applicable Law. This Information Circular describes, among other things, the background to the Arrangement as well as the reasons for the unanimous determinations and recommendations of the Special Committee and the Board. This Information Circular also contains a detailed description of the Arrangement, including certain risk factors relating to the Arrangement.

As a Shareholder as of the Record Date, you are entitled to receive notice of, and to vote at, the Meeting or any adjournment or postponement thereof. Management is soliciting your proxy or vote and providing this Information Circular in connection with such solicitation. A Form of Proxy accompanies this Information Circular for use by Registered Holders in connection with the Meeting. If you are a Non-Registered Holder or an ESPP Holder, a VIF accompanies this Information Circular.

If you are a holder of Corporation Options, Corporation Legacy Options, Corporation DSUs, Corporation PSUs and/or Corporation RSUs, but are not a Shareholder as of the Record Date, you received this Information Circular to provide you with notice and information with respect to the treatment of Corporation Options, Corporation Legacy Options, Corporation DSUs, Corporation PSUs and/or Corporation RSUs, as applicable, under the Arrangement. See “Arrangement Mechanics”. Only Shareholders of record as of the Record Date are entitled to vote at the Meeting in respect of their Shares and holders of only Corporation Options, Corporation Legacy Options, Corporation DSUs, Corporation PSUs and/or Corporation RSUs, as the case may be, are not entitled to vote at the Meeting.

Questions Relating to the Arrangement

Q:	What is the proposed Arrangement?

A:	The purpose of the Arrangement is to effect the acquisition of the Corporation by the Purchaser. Pursuant to the Plan of Arrangement, the Purchaser will, among other things, directly acquire all of the issued and outstanding Shares for the Consideration, other than the Shares held by Dissenting Holders for which Dissent Rights have been validly exercised and not withdrawn, if any. In accordance with the Plan of Arrangement, the Purchaser will acquire the Shares in respect of which Dissent Rights have been validly exercised and not withdrawn, if any, in exchange for the fair value of such Shares. Upon completion of the Arrangement, among other things, the Purchaser will own all of the issued and outstanding Shares and the Corporation will become a wholly-owned subsidiary of the Purchaser. See “The Arrangement – Purpose”.

Based on the 20-day volume-weighted average trading price of the shares of common stock of BRC on the NASDAQ as of September 28, 2026, the Consideration has an implied value of US$5.225 (C$7.40) per Share, representing a premium of approximately 47% to the closing price, and a premium of approximately 51% to the 10-day volume-weighted average price (“VWAP”), of the Shares on the TSX as of September 28, 2026.

Q:	What will I receive for my Shares under the Arrangement?

A:	If the Arrangement is completed, each Shareholder (other than the Shareholders who have validly exercised and not withdrawn their Dissent Rights, if any) will receive, for each Share held, US$4.925 in cash and 0.04767 of a BRC Share. In accordance with the Plan of Arrangement, Shareholders who have validly exercised and not withdrawn Dissent Rights will be entitled to receive the fair value of their Shares. No fractional BRC Shares shall be issued to former Shareholders in connection with the Arrangement. The number of BRC Shares to be issued to former Shareholders shall be rounded down to the nearest whole BRC Share in the event that a former Shareholder would otherwise be entitled to a fractional share. No compensation will be paid to a former Shareholder in respect of such fractional BRC Share.

Q:	What is the background and reasons for the proposed Arrangement?

A:	The Arrangement Agreement is the result of an extensive and comprehensive negotiation process with BRC that was undertaken by the Corporation, and its outside legal and financial advisors, under the oversight and direction of the Board and the Special Committee. See “The Arrangement – Background to the Arrangement Agreement” for a summary of the material events, meetings, negotiations, discussions and actions preceding the entering into of the Arrangement Agreement, as well as the context that led to the execution of the Arrangement Agreement and the related ancillary transaction documents and public announcement of the Arrangement.

In determining that the Arrangement is in the best interests of the Corporation and the Consideration to be received by Shareholders is fair, from a financial point of view, to such Shareholders, the Board and the Special Committee reviewed a significant amount of information and considered a number of factors relating to the Arrangement and potential alternatives thereto, with the benefit of advice from outside financial and legal advisors. See “The Arrangement – Reasons for the Arrangement”.

Q:	Was there a fairness opinion prepared in connection with the Arrangement?

A:	Yes, ATB Capital Markets Corp. (“ATB Cormark”) provided a fairness opinion to the Special Committee and the Board in connection with the Arrangement. The ATB Cormark Fairness Opinion concluded that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. See “The Arrangement – ATB Cormark Fairness Opinion”.

Q:	Was there a market check or auction conducted?

A:	Yes. The Corporation, with the assistance of ATB Cormark, and under the supervision of the Independent Directors and subsequently the Special Committee, initiated a competitive targeted sale process in July 2025. This process resulted in the Arrangement Agreement and did not identify any alternative proposals offering superior value, terms, or certainty of completion, including following the media report and the Corporation’s press release confirming the initiation of a process in regard to a potential transaction. See “The Arrangement – Background to the Arrangement Agreement”.

Q:	Does the Special Committee support the Arrangement?

A:	Yes. The Special Committee, comprised of Independent Directors of the Corporation, having taken into account such matters as it considered relevant, including, among other things, the ATB Cormark Fairness Opinion, and after receiving legal and financial advice, unanimously recommended that the Board approve the Arrangement and that the Shareholders vote FOR the Arrangement Resolution. See “The Arrangement – Recommendation of the Special Committee”.

Q:	Does the Board support the Arrangement?

A:	Yes. After careful consideration and taking into account, among other things, the unanimous recommendation of the Special Committee and the ATB Cormark Fairness Opinion, the Board, after receiving legal and financial advice, has unanimously determined that the Arrangement is in the best interests of the Corporation and the Consideration to be received by Shareholders is fair, from a financial point of view, to such Shareholders. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. See “The Arrangement – Recommendation of the Board”.

Q:	What will I receive for my Corporation Options, Corporation Legacy Options, Corporation DSUs, Corporation PSUs or Corporation RSUs under the Arrangement?

A:	In connection with the Arrangement and subject to the completion thereof, notwithstanding the terms of the Omnibus Equity Incentive Plan and the Legacy Option Plan or any applicable Option Agreement or Incentive Award Agreement, the Board unanimously resolved to treat the Incentive Securities in accordance with the terms of the Arrangement Agreement and as contemplated by the Plan of Arrangement.

Pursuant to the Plan of Arrangement: (i) each Corporation Legacy Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed unconditionally vested and exercisable and automatically surrendered and transferred by the holder thereof to the Corporation in exchange for a cash payment from the Corporation, less applicable withholdings, equal to the amount (if any) by which the Consideration Value exceeds the exercise price of such Corporation Legacy Option, multiplied by the number of Shares subject to such Corporation Legacy Option, and, where such amount is zero or negative, such Corporation Legacy Option shall be cancelled for no consideration; (ii) each Corporation Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed unconditionally vested and exercisable and automatically surrendered and transferred by the holder thereof to the Corporation in exchange for a cash payment from the Corporation, less applicable withholdings, equal to the amount (if any) by which the Consideration Value exceeds the exercise price of such Corporation Option, multiplied by the number of Shares subject to such Corporation Option, and, where such amount is zero or negative, such Corporation Option shall be cancelled for no consideration; and (iii) each Corporation DSU, Corporation PSU and Corporation RSU outstanding immediately prior to the Effective Time, whether vested or unvested, will be automatically cancelled and terminated as of the Effective Time in exchange for a cash payment from the Corporation, less applicable withholdings, equal to the Consideration Value multiplied by the number of Shares subject to the applicable Corporation DSU, Corporation PSU and Corporation RSU, with the number of Shares subject to each Corporation PSU determined based on achievement of all applicable performance goals at 100% of their applicable target.

As the exercise price of each outstanding Corporation Legacy Option and Corporation Option exceeds the Consideration Value, all Corporation Legacy Options and Corporation Options will be cancelled for no consideration.

Q:	Who has agreed to support the Arrangement?

A:	Each Director and officer of the Corporation, who collectively hold approximately 27% of the outstanding Shares (on a non-diluted basis), has entered into a Voting Support Agreement with the Purchaser and BRC, pursuant to which they have agreed, among other things, to vote all of their Shares in favour of the Arrangement Resolution. See “The Arrangement – Voting Support Agreements”.

Q:	What approvals are required by Shareholders at the Meeting?

A:	In order for the Arrangement to become effective, the Arrangement Resolution must be approved by: (i) at least two-thirds of the votes cast thereon by the Shareholders present in person (virtually) or represented by proxy at the Meeting; and (ii) a simple majority of votes cast at the Meeting by Shareholders, excluding any Shareholders required to be excluded under MI 61-101. At the Meeting, each Shareholder of record at the close of business on the Record Date will be entitled to one vote for each Share held. See “Certain Legal and Regulatory Matters – Shareholder Approval”.

Q:	What other approvals are required for the Arrangement?

A:	The Arrangement must be approved by the Court under Section 182 of the OBCA. Prior to the mailing of this Information Circular, the Corporation obtained the Interim Order from the Court on November 3, 2026, providing for the calling and holding of the Meeting and other procedural matters. If the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, the Corporation will apply to the Court to obtain a Final Order approving the Arrangement and declaring it to be fair and reasonable to the Shareholders.

In addition, the completion of the Arrangement is subject to, among other things, the receipt of the Required Regulatory Approvals, which include HSR Clearance (which was obtained on October 27, 2026), ICA Approval and the Communications Permit Approvals. See “The Arrangement Agreement – Conditions Precedent to the Arrangement”, “Certain Legal and Regulatory Matters – Court Approval” and “Certain Legal and Regulatory Matters – Required Regulatory Approvals”.

Q:	How will I know when all required approvals have been obtained?

A:	If all the necessary approvals, including the Required Regulatory Approvals, have been received and conditions to the completion of the Arrangement have been satisfied or waived, other than conditions that, by their terms, cannot be satisfied until the Effective Date, then the Corporation intends to issue a press release disclosing such fact. Although the Corporation currently believes that the Parties should be able to obtain such approvals in a timely manner, the Parties cannot be certain when or if they will obtain them. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors – Risk Factors Related to the Arrangement – The Required Regulatory Approvals necessary to complete the Arrangement may not be obtained or may only be obtained after substantial delay”.

Q:	When will the Arrangement become effective?

A:	As the Arrangement is conditional upon the receipt of the Required Shareholder Approval, the Required Regulatory Approvals and Court approval, the exact timing of completion of the Arrangement cannot be predicted. As of the date of this Information Circular, the Corporation anticipates that the Arrangement will be completed in January 2027. However, it is not possible to state with certainty when or if the Closing will occur. See “Cautionary Statement Regarding Forward-Looking Statements”.

Q:	When will the Shares cease to be traded on the TSX and NASDAQ?

A:	It is expected that the Shares will be delisted from both the TSX and the NASDAQ promptly after completion of the Arrangement. The Purchaser also expects to apply to have the Corporation cease to be a reporting issuer in all applicable Canadian jurisdictions shortly following the completion of the Arrangement. See “Certain Legal and Regulatory Matters – Stock Exchange Delisting and Reporting Issuer Status”.

At the same time, upon Closing, BRC will become a reporting issuer in each of the provinces of Canada. BRC will continue to be the publicly traded parent company of the combined business, with the BRC Shares listed on NASDAQ, and the Corporation will become an indirect wholly-owned subsidiary of BRC.

Q:	How do I receive my Consideration under the Arrangement?

A:	Registered Holders will have received a Letter of Transmittal with this Information Circular. For a Registered Holder to receive the Consideration upon the completion of the Arrangement, such Registered Holder must complete, sign and return the Letter of Transmittal together with the share certificate(s), if applicable, and any other required documents and instruments to the Depositary in accordance with the procedures set out in the Letter of Transmittal.

Non-Registered Holders are generally not required to take any action to receive their Consideration, which will be delivered to them through their Intermediary. Non-Registered Holders should contact their Intermediary if they have any questions regarding this process. ESPP Holders need not take any action to receive the Consideration to which they are entitled.

ESPP Holders will receive a wire or ACH to the ESPP Holder’s banking information on file. If the banking information is not currently on file, they will receive an email requesting that it be updated.

See “Arrangement Mechanics – Letter of Transmittal”.

Q:	How will I receive the cash payment, if any, I am entitled to as a holder of Corporation Options, Corporation Legacy Options, Corporation DSUs, Corporation PSUs or Corporation RSUs?

A:	Following the Effective Time, on the Corporation’s next regular payroll date following the Closing, the Corporation shall deliver to each former holder of Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs and Corporation RSUs, as reflected on the register maintained by or on behalf of the Corporation, through the payroll or equity plan management systems of the Corporation and its Subsidiaries and in a manner consistent with how such individuals otherwise receive payments from the Corporation (or in such other manner as the Corporation and the Purchaser may agree with respect to the timing and manner of such delivery that is consistent with the Omnibus Equity Incentive Plan or the Legacy Option Plan, as applicable, and applicable award agreements, but in any event in readily available funds), the payment, if any, which such holder of Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs and/or Corporation RSUs has the right to receive pursuant to the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement.

Q:	Will the Corporation pay dividends prior to the Closing?

A:	No. The Corporation has not declared or paid dividends in the last three years. In addition, under the Arrangement Agreement, the Corporation has agreed that, during the Interim Period, it will not, and will cause its Subsidiaries not to, directly or indirectly declare, set aside or pay any dividend or other distribution or make any payment (whether in cash, shares or property or any combination thereof) in respect of securities of the Corporation or its Subsidiaries, subject to certain limited exceptions. See “Information Concerning the Corporation – Dividends”.

Q:	What happens if I do not deposit my Letter of Transmittal or my share certificate(s), if applicable?

A:	Registered Holders who do not deliver the Letter of Transmittal, share certificate(s), if applicable, representing the Shares held by them and all other required documents to the Depositary on or before the date which is four years after the Effective Date will lose their right to receive the Consideration for their Shares under the Arrangement. Non-Registered Holders are generally not required to take any action to receive their Consideration, which will be delivered to them through their Intermediary. Non-Registered Holders should contact their Intermediary if they have any questions regarding this process. ESPP Holders need not take any action to receive the Consideration to which they are entitled. ESPP Holders will receive a wire or ACH to the ESPP Holder’s banking information on file. If the banking information is not currently on file, they will receive an email requesting that it be updated. See “Arrangement Mechanics – Cancellation of Rights”.

Q:	When will I receive the Consideration payable to me under the Arrangement for my Shares?

A:	Registered Holders will receive the Consideration due to them under the Arrangement as soon as practicable after the Effective Date and when their Letter of Transmittal and share certificate(s), if applicable, and all other required documents are properly completed and received by the Depositary.

Non-Registered Holders are generally not required to take any action to receive their Consideration, which will be delivered to them through their Intermediary. Non-Registered Holders should contact their Intermediary if they have any questions regarding this process. ESPP Holders will receive a wire or ACH to the ESPP Holder’s banking information on file. If the banking information is not currently on file, they will receive an email requesting that it be updated.

See “Arrangement Mechanics – Payment of Consideration”.

Q:	What are the Canadian federal income tax consequences of the Arrangement for Shareholders?

A:	Shareholders who are residents of Canada for purposes of the Tax Act will generally dispose of their Shares on a taxable basis under the Arrangement. Shareholders who are not residents of Canada for purposes of the Tax Act and whose Shares are not “taxable Canadian property” for purposes of the Tax Act will generally not be subject to tax under the Tax Act on the disposition of their Shares under the Arrangement.

For a summary of the principal Canadian federal income tax considerations in respect of the Arrangement generally applicable to certain beneficial owners of Shares, see “Certain Canadian Federal Income Tax Considerations for Shareholders”. Holders should consult their own tax advisors.

Q:	What are the U.S. federal income tax consequences of the Arrangement for U.S. Shareholders?

A:	For a summary of the principal U.S. federal income tax considerations in respect of the Arrangement generally applicable to certain beneficial U.S. owners of Shares, see “Certain U.S. Federal Income Tax Considerations for U.S. Shareholders”.

The summary is of a general nature only and is not exhaustive of all possible relevant U.S. federal income tax considerations. The summary is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Shareholder, and no representations concerning the tax consequences to any particular Shareholder are made. Shareholders should consult their own tax advisors with respect to the tax consequences of the Arrangement having regard to their own particular circumstances.

Q:	What will happen to the Corporation if the Arrangement is completed?

A:	If the Arrangement is completed, the Purchaser will have acquired all of the issued and outstanding Shares and former Shareholders (other than any Dissenting Holders) will be entitled to receive the Consideration in exchange for their Shares. Shareholders who have validly exercised and not withdrawn Dissent Rights will be entitled to receive the fair value of their Shares.

The Shares, which are currently listed for trading on the TSX and on the NASDAQ, will be delisted from both the TSX and the NASDAQ following completion of the Arrangement. The Purchaser also expects to apply to have the Corporation cease to be a reporting issuer under Securities Laws following completion of the Arrangement, in which case the Corporation will also cease to be required to file continuous disclosure documents with Securities Authorities.

At the same time, upon Closing, BRC will become a reporting issuer in each of the provinces of Canada. BRC will continue to be the publicly traded parent company of the combined business, with the BRC Shares listed on NASDAQ, and the Corporation will become an indirect wholly-owned subsidiary of BRC. Subject to certain exceptions, BRC will be generally exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of BRC to file reports with respect to trades of BRC securities, provided BRC complies with the requirements of U.S. Securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters, and BRC files with the relevant Securities Authorities copies of its documents filed with the SEC under the U.S. Exchange Act.

Q:	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:	If the Arrangement Resolution is not approved by the Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any payment for any of their Shares in connection with the Arrangement and the Corporation will remain a reporting issuer and the Shares will continue to be listed on the TSX and NASDAQ. In addition, the Corporation Options, Corporation Legacy Options, Corporation DSUs, Corporation PSUs and Corporation RSUs will not be accelerated, vested, cancelled or paid out pursuant to the Plan of Arrangement and will remain outstanding in accordance with, and continue to be governed by, the terms of the Omnibus Equity Incentive Plan or the Legacy Option Plan, as applicable, and the applicable incentive award agreements.

Any failure to complete the Arrangement could materially negatively impact the trading price of the Shares or the operations, financial condition and prospects of the Corporation. See “Risk Factors”.

The Arrangement Agreement requires that the Corporation pay the Termination Fee in certain circumstances. See “The Arrangement Agreement – Termination Fees and Expenses”.

Q:	Are there risks associated with the Arrangement?

A:	In evaluating the Arrangement, Shareholders should consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) the Arrangement Resolution must be approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order; (ii) the Arrangement Agreement may be terminated in certain circumstances, including, among other things, a Material Adverse Effect occurring after the date of the Arrangement Agreement; and (iii) there can be no certainty that all other conditions precedent to the Arrangement will be satisfied or waived, including the receipt of the Required Regulatory Approvals. Any failure to complete the Arrangement could materially negatively impact the trading price of the Shares or the operations, financial condition and prospects of the Corporation. You should carefully consider the risk factors described in “Risk Factors – Risk Factors Related to the Arrangement” in evaluating the approval of the Arrangement Resolution. Readers are cautioned that such risk factors are not exhaustive.

Q:	What happens if I send in my Letter of Transmittal and share certificate(s), if applicable, and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your share certificate(s) will be returned promptly to you by the Depositary.

Questions Relating to the Meeting

Q:	When and where will the Meeting be held?

A:	The Meeting will be held on December 8, 2026 at 10:00 a.m. (Toronto time).

The Corporation is conducting the Meeting in a virtual-only format that will allow Registered Holders and duly appointed proxyholders to participate online and in real time through the live audio webcast. The Corporation is providing the virtual-only format in order to provide all Shareholders with an equal opportunity to attend and participate at the Meeting, regardless of their geographic location and circumstances.

The Meeting will be in a virtual only format, which will be conducted via live audio webcast over the internet at https://meetings.lumiconnect.com/400-107-681-552 using the Meeting ID: 400-107-681-552 and password “sangoma2026” (case sensitive). The Corporation designed the format of the virtual meeting so that Shareholders have substantially similar opportunities to vote and participate as they would have at a physical meeting, but with the ability to do so remotely from any location around the world.

See “Attending and Voting At the Meeting”.

Q:	Am I entitled to vote?

A:	You are entitled to vote if you were a Shareholder of record as of the close of business on the Record Date, being November 3, 2026. Each Share entitles its holder to one vote.

Q:	What if I acquire ownership of Shares after the Record Date?

A:	You will not be entitled to vote Shares acquired after the Record Date on the Arrangement Resolution. Only the Shares owned by a Shareholder as of the Record Date will be entitled to be voted on the Arrangement Resolution.

Q:	What are Shareholders being asked to vote on at the Meeting?

A:	At the Meeting, Shareholders will be asked to vote on the Arrangement Resolution. The Arrangement Resolution approves the Plan of Arrangement under the OBCA involving the Corporation, BRC and the Purchaser pursuant to the Arrangement Agreement. The full text of the Arrangement Resolution is set forth in Appendix C to this Information Circular.

Q:	How do I vote?

A:	Registered Holders may vote their Shares in advance of the Meeting by submitting their voting instructions using the Form of Proxy online at https://login.odysseytrust.com/pxlogin or by mail using the pre-paid envelope provided to Odyssey Trust Company at 1100-67 Yonge Street, Toronto, Ontario, Canada M5E 1J8 no later than the Proxy Deadline, being 10:00 a.m. (Toronto time) on December 4, 2026 or, if the Meeting is adjourned or postponed, at least forty-eight hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the commencement of the reconvened Meeting by following the instructions printed on the Form of Proxy. Registered Holders may also vote in person (virtually) at the Meeting. Voting at the Meeting will revoke any proxy you have previously submitted, so if you wish your previously submitted proxy to stand, you should not vote at the Meeting. However, even if you plan to attend the Meeting in person (virtually), the Corporation recommends that you vote your Shares in advance, so that your vote will be counted if you later decide not to attend the Meeting.

ESPP Holders will receive a VIF, which accompanies this Information Circular for use in connection with the Meeting. ESPP Holders may vote their Shares in advance of the Meeting by submitting their voting instructions using the VIF online at https://login.odysseytrust.com/pxlogin or by mail using the pre-paid envelope provided to Odyssey Trust Company at 1100-67 Yonge Street, Toronto, Ontario, Canada M5E 1J8 no later than the Proxy Deadline, being 10:00 a.m. (Toronto time) on December 4, 2026 or, if the Meeting is adjourned or postponed, at least forty-eight hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the commencement of the reconvened Meeting by following the instructions printed on the VIF. ESPP Holders may vote in person (virtually) at the Meeting by appointing themselves as a proxyholder. However, even if you plan to attend the Meeting in person (virtually), the Corporation recommends that you vote your Shares in advance, so that your vote will be counted if you later decide not to attend the Meeting.

Non-Registered Holders will receive a VIF from their Intermediary for use in connection with the Meeting. Most Intermediaries utilize Broadridge Investor Communications Corporation to distribute and collect voting instructions from their clients, who will be issued a 16-digit control number to vote. Such Non-Registered Holders may vote their Shares in advance of the Meeting by submitting their voting instructions using the VIF mailed alongside this Information Circular. Canadian Non-Registered Holders can submit their voting instructions online by entering the 16-digit control number found on the VIF at www.proxyvote.com, by telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French) or by mail using the pre-paid envelope provided. U.S. Non-Registered Holders can submit their voting instructions online by entering the 16-digit control number found on the VIF at www.proxyvote.com, by telephone at 1-800-454-8683 or by mail using the pre-paid envelope provided. Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the VIF is to be delivered. Please note that if you are a Non-Registered Holder, your Intermediary may have an earlier deadline to submit your vote than the Proxy Deadline. Non-Registered Holders may vote in person (virtually) at the Meeting by appointing themselves as a proxyholder.

If you sign and return a Form of Proxy or VIF appointing the Corporation Nominees without indicating how you wish to vote, your Shares will be voted FOR the Arrangement Resolution. If you do not return a Form of Proxy or VIF and do not vote at the Meeting, no vote will be cast in respect of your Shares.

See “Proxy Solicitation, Voting and Attending the Meeting”.

Q:	Who is soliciting my proxy?

A:	Management of the Corporation is soliciting your proxy. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by individual Directors of the Corporation or by officers, employees, agents and/or other representatives of the Corporation. In accordance with the terms of the Arrangement Agreement, the Purchaser may also solicit proxies in favour of the Arrangement Resolution.

Q:	What constitutes quorum for the Meeting?

A:	The Interim Order and the Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting or any postponement or adjournment thereof shall be two persons present in-person or by telephonic or electronic means and entitled to vote at the Meeting.

Q:	How do I appoint myself or a third party as a proxyholder?

A:	You have the right to appoint a person other than the persons designated in the Form of Proxy or the VIF to represent you at the Meeting. Shareholders who wish to appoint someone other than the Corporation Nominees as their proxyholder to attend and participate at the Meeting as their proxy and vote their Shares MUST submit their Form of Proxy or VIF, as applicable, appointing that person as proxyholder AND register that proxyholder by sending an email to appointee@odysseytrust.com by 10:00 a.m. (Toronto time) on December 4, 2026, or, if the Meeting is adjourned or postponed, at least forty-eight hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the commencement of the reconvened Meeting, and provide Odyssey Trust Company with the required proxyholder contact information, the number of Shares appointed, the name in which the Shares are registered (if a Registered Holder) or the name of the broker where the Shares are held (if a Non-Registered Holder), so that Odyssey Trust Company may provide the proxyholder with a Username via email.

Registering your proxyholder is an additional step to be completed AFTER you have submitted your Form of Proxy or VIF, as applicable. Failure to register the proxyholder will result in the proxyholder not receiving a Username that is required to vote at the Meeting. Non-Registered Holders and ESPP Holders may vote in person (virtually) at the Meeting by appointing themselves as a proxyholder.

See “Proxy Solicitation, Voting and Attending the Meeting – Appointment of Proxies”.

Q:	Can I revoke my vote after I have voted by proxy?

A:	Yes. A proxy given by a Registered Holder for use at the Meeting may be revoked, in addition to revocation in any other manner permitted by Law, by:

•	delivering a notice of revocation in writing, executed by the Registered Holder or by their attorney authorized in writing (or, if the Registered Holder is a corporation, by the corporation or by a representative duly appointed for the corporation), to Odyssey Trust Company by email to appointee@odysseytrust.com; or

•	delivering a new Form of Proxy bearing a later date and depositing it with Odyssey Trust Company in accordance with the instructions provided on the Form of Proxy,

by not later than 10:00 a.m. (Toronto time) on December 4, 2026 or, if the Meeting is adjourned or postponed, at least forty-eight hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the commencement of the reconvened Meeting. A Registered Holder may also access the Meeting via the live audio webcast to participate and vote at the Meeting, which will revoke any previously submitted proxy.

Only Registered Holders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must make appropriate arrangements with their respective Intermediaries.

Q:	Am I entitled to Dissent Rights?

A:	Registered Holders, in respect of Shares they hold as of the Record Date, have been granted Dissent Rights in respect of the Arrangement and, if such rights are validly exercised and not withdrawn and the Arrangement becomes effective, Dissenting Holders will have the right to be paid an amount equal to the fair value of their Shares (less any amounts withheld pursuant to the Plan of Arrangement). These Dissent Rights, and the procedures for their exercise, are described in this Information Circular under “Dissenting Holders’ Rights”.

Failure to comply strictly with the dissent procedures described in the Information Circular will result in the loss or unavailability of any Dissent Rights. Non-Registered Holders who wish to dissent should be aware that only Registered Holders, in respect of Shares they hold as of the Record Date, are entitled to dissent. Accordingly, a Non-Registered Holder desiring to exercise this right must make arrangements for the Registered Holder of such Shares to exercise such right to dissent on the Non-Registered Holder’s behalf. Any Shareholder wishing to exercise Dissent Rights should seek independent legal advice, as the failure to comply strictly with the provisions of the OBCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice such Shareholder’s right to dissent.

Q:	Who can help answer my questions?

A:	If you have any questions about the information contained in this Information Circular or require any assistance or further information to complete your Form of Proxy or VIF, please contact Odyssey Trust Company by telephone at 1-888-290-1175 (toll-free calls in North America) or 1-587-885-0960 (collect calls outside of North America) or by email at proxy@odysseytrust.com. Questions on how to complete your Letter of Transmittal should be directed to Odyssey Trust Company, as the Depositary, by telephone at 1-587-885-0960 or 1-888-290-1175 (toll-free in North America) or by email at corp.actions@odysseytrust.com.

If you have any questions about the other matters described in this Information Circular, please contact your professional advisors. If you have questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisors.

Q:	What to do if a Shareholder is having technical difficulties accessing the Meeting?

A:	If you experience technical difficulties during the registration process or if you encounter difficulties while accessing and attending the Meeting, please refer to the LUMI Virtual Meeting Frequently Asked Questions page at: https://support.lumiglobal.com/knowledge/virtual, which provides directions for resolving technical difficulties, as well as the “Common Login Issues” section on the Meeting login page. You will need an internet-connected device such as a laptop, computer, tablet or smartphone in order to access the Meeting, and you should ensure that you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. You are encouraged to log in to the Meeting at least fifteen minutes before the start of the Meeting to check your connectivity and audio settings.

Management Information Circular

Unless otherwise noted or the context otherwise indicates, the “Corporation”, “Sangoma”, “us”, “we” or “our” refer to Sangoma Technologies Corporation, together with its direct and indirect Subsidiaries and predecessors or other entities controlled by it or them on a combined basis. Unless otherwise indicated herein, all dollar amounts are stated in U.S. dollars and references to dollars or “$” are to U.S. currency. The board of directors of the Corporation is referred to herein as the “Board” or the “Directors”, and a “Director” means any one of them.

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of the Corporation, for use at the special meeting of holders (“Shareholders”) of common shares (“Shares”) of the Corporation scheduled to be held on December 8, 2026 virtually via live audio webcast at 10:00 a.m. (Toronto time) (the “Meeting”), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying notice of special meeting of Shareholders (the “Notice of Meeting”). Shareholders of record at the close of business on November 3, 2026 (the “Record Date”) will be entitled to vote at the Meeting.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” or elsewhere in this Information Circular. Except as otherwise stated in this Information Circular, the information contained herein is given as of November 9, 2026.

Information Contained in this Information Circular

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Information Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Corporation, the Purchaser or BRC.

All summaries of, and references to, the Arrangement and the Arrangement Agreement in this Information Circular are qualified in their entirety by reference, in the case of the Arrangement, to the complete text of the Plan of Arrangement attached as Appendix D to this Information Circular and, in the case of the Arrangement Agreement, to the complete text of the Arrangement Agreement which is available on the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

Notice to Shareholders Not Resident in Canada

The Corporation is a corporation existing under the laws of the Province of Ontario and the Shares are listed on the TSX and on NASDAQ. The solicitation of proxies involves securities of a Canadian issuer and is being effected in accordance with applicable corporate and Securities Laws in Canada. As the Corporation is a “foreign private issuer” (as defined in Rule 3b-4 under the U.S. Exchange Act), the proxy rules under the U.S. Exchange Act are not applicable to the Corporation or this solicitation pursuant to Rule 3a12-3(b) under the U.S. Exchange Act, and therefore this solicitation is not being effected in accordance with such United States securities laws. Shareholders should be aware that the requirements applicable to the Corporation under Canadian laws may differ from requirements under corporate and securities laws relating to corporations in the United States or other jurisdictions. The financial statements of the Corporation referred to in this Information Circular have been prepared in accordance with IFRS and may not be comparable to financial statements of United States companies.

The BRC Shares to be issued to Shareholders as Share Consideration pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and will be issued in reliance upon the Section 3(a)(10) Exemption and similar exemptions from registration under applicable state securities laws of the United States. The Section 3(a)(10) Exemption exempts from the registration requirements of the U.S. Securities Act the issuance of securities in exchange for one or more bona fide outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the substantive and procedural fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court expressly authorized by law to grant such approval. The Court will be advised prior to the hearing in respect of the Final Order that BRC will rely on the Section 3(a)(10) Exemption based on the Court’s approval of the Arrangement. Accordingly, the Final Order, if ultimately granted by the Court, will serve as the sole basis for the exemption from registration requirements of the U.S. Securities Act with respect to the BRC Shares. BRC Shares received pursuant to the Arrangement by persons who are, or within ninety (90) days prior to the Effective Time were, or at the Effective Time become, “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of BRC will be subject to restrictions on resale under the U.S. Securities Act.

The enforcement of civil liabilities under the securities laws of the United States and other jurisdictions outside Canada may be affected adversely by the fact that the Corporation exists under the Laws of the Province of Ontario, that a portion of its assets is located outside the United States and that certain of its Directors and executive officers are residents of Canada. You may not be able to sue the Corporation or its Directors or officers in a Canadian court for violations of foreign securities laws. It may be difficult to compel the Corporation to subject itself to a judgment of a court outside Canada.

THIS TRANSACTION, THE ARRANGEMENT AND THE BRC SHARES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY IN CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY PASSED UPON (NOR WILL THEY PASS UPON) THE FAIRNESS OR MERITS OF THIS TRANSACTION, THE ARRANGEMENT OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Information Circular may have tax consequences in Canada, the United States and/or other foreign jurisdictions. Certain information concerning Canadian federal income tax consequences of the Arrangement for Shareholders who are not resident in Canada is set forth under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders”, and certain information concerning U.S. federal income tax consequences of the Arrangement for U.S. Holders is set forth under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Shareholders”. Shareholders are advised to consult their own tax advisors to determine the particular tax consequences to them of the transactions contemplated in this Information Circular.

Cautionary Statement Regarding Forward-Looking Statements

This Information Circular, including the information included in Appendices to this Information Circular, contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable Securities Laws. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projects”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information.

Specifically, statements regarding the anticipated benefits of the Arrangement for the Corporation, Shareholders and other stakeholders, including, plans, objectives, expectations and intentions of the Purchaser, BRC or the Corporation; statements regarding the timing and receipt of the Required Shareholder Approval, Court approvals and the Required Regulatory Approvals; anticipated timing of the Meeting; the satisfaction of the conditions precedent to the Arrangement; the proposed timing and completion of the Arrangement; the Consideration to be received by Shareholders, including the issuance of BRC Shares as Share Consideration and the anticipated ownership of BRC by former Shareholders following Closing; the availability and funding of the Debt Financing; the occurrence of and anticipated delisting of the Shares from the TSX and NASDAQ and the Corporation ceasing to be a reporting issuer under applicable Canadian securities laws; the expected structure, steps, timing and effect of the Arrangement; the anticipated income tax consequences of the Arrangement applicable to Shareholders; the Corporation’s business prospects and securities outstanding following Closing; and other statements that are not statements of historical facts are all considered to be forward-looking information.

Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. This forward-looking information is based on our opinions, estimates and assumptions that, while considered by the Corporation to be appropriate and reasonable as of the date of this Information Circular, are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the risk that the Arrangement will not be completed on the terms and conditions, or on the timing, currently contemplated; that the Arrangement may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, the Required Shareholder Approval, Court approvals and the Required Regulatory Approvals and other conditions to the Closing or for other reasons; the risk that the Debt Financing is not available on the terms contemplated or at all; the risk that the market value of the BRC Shares issuable as Share Consideration may fluctuate prior to and following Closing, including as a result of the fixed exchange ratio and changes in the U.S./Canadian dollar exchange rate; risks relating to the business, operations and indebtedness of BRC; the risk that competing offers or Acquisition Proposals will be made; the possibility that the Corporation may be required to pay the Termination Fee in certain circumstances; the negative impact that the failure to complete the Arrangement, for any reason, could have on the price of the Shares or on the business of the Corporation; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Arrangement; risks relating to the Corporation’s ability to retain and attract key personnel during and following the Interim Period; the possibility of litigation relating to the Arrangement; credit, market, currency, operational, liquidity and funding risks generally and relating specifically to the Arrangement, including changes in economic conditions, interest rates or tax rates; and those other risks discussed in greater detail under the “Risk Factors” section in this Information Circular and the “Risk Factors” section of the Corporation’s most recent annual information form and in the Corporation’s most recent management’s discussion and analysis of financial condition and results of operations, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information.

There can be no assurance that forward-looking information will prove to be accurate as actual outcomes and results may differ materially from those expressed in forward-looking information included herein. Readers, therefore, should not place undue reliance on any such forward-looking information. Further, any forward-looking information included herein is made as of the date of this Information Circular and, except as expressly required by applicable Law, the Corporation assumes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Without limiting the generality of the other provisions of this cautionary statement, the fairness opinion of ATB Cormark (the “ATB Cormark Fairness Opinion”) attached as Appendix B to this Information Circular may contain or refer to forward-looking information and is subject to the assumptions, limitations and qualifications as described herein and therein.

In addition, Appendix A – “Information Concerning BRC and the Purchaser” to this Information Circular contains forward-looking information concerning BRC and the Purchaser, including statements regarding: the acquisition of the Shares by the Purchaser and the Corporation becoming an indirect wholly-owned subsidiary of BRC; the continued listing of the BRC Shares on NASDAQ and BRC’s continued reporting obligations under United States securities laws following Closing; the Debt Financing, including the anticipated use of proceeds to finance the Arrangement and refinance the existing credit facility of BRC’s telecommunications subsidiaries; the anticipated timing and completion of other transactions announced by BRC; BRC’s estimated consolidated capitalization following Closing; BRC’s dividend policy, including with respect to accrued and unpaid dividends on the BRC Preferred Stock and the potential election of Preferred Directors; the anticipated composition of BRC’s directors and officers, and their anticipated ownership of BRC Shares and that of BRC’s principal securityholders, following Closing; BRC’s ability to repay or refinance its indebtedness, its future capital requirements and potential future issuances of BRC Shares; the remediation of material weaknesses in BRC’s internal control over financial reporting; anticipated trends in BRC’s businesses and operating environment; and the anticipated outcome of legal and regulatory proceedings involving BRC. Such forward-looking information reflects the current expectations of BRC and is based on information provided by BRC or contained in BRC’s public filings. It is also based on certain assumptions, including that: the Arrangement and the Debt Financing will be completed on the terms and timing currently contemplated; BRC will be able to service, repay or refinance its indebtedness as it comes due; BRC will maintain the listing of the BRC Shares on NASDAQ and continue to comply with applicable listing requirements; other transactions announced by BRC will be completed as anticipated; and there will be no material adverse change in general economic, market, interest rate or regulatory conditions affecting BRC’s businesses. Such forward-looking information is subject to the risks described in this cautionary statement, under “Risk Factors” in this Information Circular and in Appendix A, and in BRC’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, which are available on EDGAR at www.sec.gov.

The Corporation cautions that the list of forward-looking information, risks and assumptions set forth or referred to above is not exhaustive. All forward-looking information in this Information Circular, including the information included in Appendices to this Information Circular, is qualified by these cautionary statements.

Information Pertaining to BRC and the Purchaser

Information pertaining to BRC and the Purchaser in this Information Circular, including under “Information Concerning BRC and the Purchaser” and in Appendix A, has been furnished by BRC or is based on publicly available documents and records. Although the Corporation does not have any knowledge that would indicate that any such information is untrue or incomplete, neither the Corporation nor any of its Directors, officers or advisors assumes any responsibility for the accuracy or completeness of such information, nor for any failure by BRC to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which is unknown to them.

Proxy Solicitation, Voting and Attending the Meeting

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of the Corporation for use at the Meeting or at any adjournment or postponement thereof. Management of the Corporation is soliciting your proxy. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by individual Directors or by officers, employees, agents and/or other representatives of the Corporation. The Corporation will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing, and other costs associated with the preparation of the Information Circular. The Corporation will also pay the fees and costs of Intermediaries for their services in transmitting proxy-related materials in accordance with NI 54-101. In accordance with the terms of the Arrangement Agreement, the Purchaser may also solicit proxies in favour of the Arrangement Resolution.

Voting of Proxies in Advance of the Meeting

A form of proxy (the “Form of Proxy”) accompanies this Information Circular for use by Registered Holders in connection with the Meeting. Non-Registered Holders will receive a voting instruction form (“VIF”) from their Intermediary for use in connection with the Meeting. The Form of Proxy or VIF currently appoints certain Directors and/or officers of the Corporation as proxyholders to vote Shares at the Meeting.

The persons appointed in the Form of Proxy and VIF will vote, or withhold from voting, the Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder as indicated on the Form of Proxy or VIF. In the absence of such specification, such Shares will be voted FOR the Arrangement Resolution at the Meeting. This means that if you sign and return a Form of Proxy or VIF appointing the Corporation Nominees but do not indicate how you wish to vote, your Shares will be voted FOR the Arrangement Resolution. This is different from not returning a Form of Proxy or VIF at all: if you do not submit a Form of Proxy or VIF (or otherwise vote at the Meeting), no vote will be cast in respect of your Shares, and your Intermediary may not vote your Shares on the Arrangement Resolution without your instructions.

The persons appointed under the Form of Proxy and VIF are conferred with discretionary authority with respect to amendments to, or variations of, matters identified in the Form of Proxy, VIF and the Notice of Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the Form of Proxy and VIF to vote in accordance with their best judgment on such matter or business. As at the date of this Information Circular, the Directors know of no such amendments, variations or other matters.

You are a Registered Holder if your Shares are registered directly in your name with the Corporation’s transfer agent, Odyssey Trust Company. A Non-Registered Holder may fall into two categories – those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities which they own (“Non-Objecting Beneficial Owners”).

Voting for Registered Holders and Employee Share Purchase Plan Holders

Registered Holders may vote their Shares in advance of the Meeting by submitting their voting instructions through one of the voting methods below using the Form of Proxy no later than 10:00 a.m. (Toronto time) on December 4, 2026 or, if the Meeting is adjourned or postponed, at least forty-eight hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the commencement of the reconvened Meeting (the “Proxy Deadline”), by following the instructions printed on the Form of Proxy. Registered Holders may also vote in person (virtually) at the Meeting. However, even if you plan to attend the Meeting in person (virtually), the Corporation recommends that you vote your Shares in advance, so that your vote will be counted if you later decide not to attend the Meeting.

ESPP Holders will receive a VIF, which accompanies this Information Circular for use in connection with the Meeting. ESPP Holders may vote their Shares in advance of the Meeting by submitting their voting instructions through one of the voting methods below using the VIF no later than the Proxy Deadline, by following the instructions printed on the VIF. ESPP Holders may vote in person (virtually) at the Meeting by appointing themselves as a proxyholder. However, even if you plan to attend the Meeting in person (virtually), the Corporation recommends that you vote your Shares in advance, so that your vote will be counted if you later decide not to attend the Meeting.

Ways to Vote For Registered Holders and ESPP Holders:

•	Voting by Internet Before the Meeting. Enter the control number printed on the Form of Proxy (or a VIF if you are an ESPP Holder) at https://login.odysseytrust.com/pxlogin and follow the instructions on the website to vote your Shares.

•	Voting by Mail or Delivery Before the Meeting. Complete, sign and date the Form of Proxy (or a VIF if you are an ESPP Holder) and mail it in the pre-paid envelope provided to:

Odyssey Trust Company
1100-67 Yonge Street
Toronto, Ontario
Canada M5E 1J8

Voting for Non-Registered Holders

Most Intermediaries utilize Broadridge Investor Communications Corporation (“Broadridge”) to distribute and collect voting instructions from their clients, who will be issued a 16-digit control number to vote. Such Non-Registered Holders may vote their Shares in advance of the Meeting by submitting their voting instructions through one of the voting methods below using the VIF mailed alongside this Information Circular. Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the VIF is to be delivered. Please note that if you are a Non-Registered Holder, your Intermediary may have an earlier deadline to submit your vote than the Proxy Deadline. Non-Registered Holders may vote in person (virtually) at the Meeting by appointing themselves as a proxyholder.

Ways To Vote for Canadian Non-Registered Holders:

•	Voting by Internet Before the Meeting. Enter the 16-digit control number printed on the VIF at www.proxyvote.com and follow the instructions on the website to vote your Shares.

•	Voting by Telephone Before the Meeting. Enter the 16-digit control number printed on the VIF at 1-800-474-7493 (English) or 1-800-474-7501 (French) and follow the instructions on the recorded messages to vote your Shares.

•	Voting by Mail or Delivery Before the Meeting. Complete, sign and date the VIF and return by mail in the pre-paid envelope provided.

Ways To Vote for U.S. Non-Registered Holders:

•	Voting by Internet Before the Meeting. Enter the 16-digit control number printed on the VIF at www.proxyvote.com and follow the instructions on the website to vote your Shares.

•	Voting by Telephone Before the Meeting. Enter your 16-digit control number at 1-800-454-8683 and follow the instructions on the recorded messages to vote your Shares.

•	Voting by Mail Before the Meeting. Complete, sign and date the VIF and return by mail in the pre-paid envelope provided.

The Corporation may use Broadridge’s QuickVote™ system to assist eligible Non-Registered Holders with voting their Shares over the phone.

Appointment of Proxies

The following applies to Shareholders who wish to appoint someone as their proxyholder other than the Directors and/or officers of the Corporation named as nominees in the Form of Proxy or VIF (the “Corporation Nominees”). This includes Non-Registered Holders and ESPP Holders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint someone other than the Corporation Nominees as their proxyholder to attend and participate at the Meeting as their proxy and vote their Shares MUST submit their Form of Proxy or VIF, as applicable, appointing that person as proxyholder AND register that proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your Form of Proxy or VIF, as applicable. Failure to register the proxyholder will result in the proxyholder not receiving a Username that is required to vote at the Meeting.

Step 1 – Submit your Form of Proxy or VIF: To appoint someone other than the Corporation Nominees as proxyholder, insert that person’s name in the blank space provided in the Form of Proxy or VIF (if permitted) and follow the instructions for submitting such Form of Proxy or VIF. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your Form of Proxy or VIF.

If you are a Registered Holder and wish to appoint someone other than the Corporation Nominees as a proxyholder, you have to insert their name in the space provided on the Form of Proxy sent to you, follow all of the applicable instructions provided therein AND register the proxyholder as your proxyholder, as described below.

If you are a Non-Registered Holder or ESPP Holder and wish to vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

If you are a Non-Registered Holder located in the U.S. and wish to vote at the Meeting or, if permitted, appoint a third party as your proxyholder, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Odyssey Trust Company. Requests for registration from Non-Registered Holders located in the U.S. that wish to vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by email to appointee@odysseytrust.com and received no later than 10:00 a.m. (Toronto time) on December 4, 2026 or, if the Meeting is adjourned or postponed, at least forty-eight hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the commencement of the reconvened Meeting.

Step 2 – Register your proxyholder: To register a third-party proxyholder, Shareholders must send an email to appointee@odysseytrust.com by 10:00 a.m. (Toronto time) on December 4, 2026, or, if the Meeting is adjourned or postponed, at least forty-eight hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the commencement of the reconvened Meeting, and provide Odyssey Trust Company with the required proxyholder contact information, the number of Shares appointed, the name in which the Shares are registered (if a Registered Holder) or the name of the broker where the Shares are held (if a Non-Registered Holder), so that Odyssey Trust Company may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the Meeting but will be able to participate as a guest.

Revocation of Proxies

A proxy given by a Registered Holder for use at the Meeting may be revoked, in addition to revocation in any other manner permitted by Law, by:

•	delivering a notice of revocation in writing, executed by the Registered Holder or by their attorney authorized in writing (or, if the Registered Holder is a corporation, by the corporation or by a representative duly appointed for the corporation), to Odyssey Trust Company by email to appointee@odysseytrust.com; or

•	delivering a new Form of Proxy bearing a later date and depositing it with Odyssey Trust Company in accordance with the instructions provided on the Form of Proxy,

by not later than 10:00 a.m. (Toronto time) on December 4, 2026 or, if the Meeting is adjourned or postponed, at least forty-eight hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the commencement of the reconvened Meeting. A Registered Holder may also access the Meeting via the live audio webcast to participate and vote at the Meeting, which will revoke any previously submitted proxy.

Only Registered Holders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must make appropriate arrangements with their respective Intermediaries.

Information For Non-Registered Holders of Securities

Information set forth in this section is very important to persons who hold Shares other than in their own names. Only Registered Holders, or the persons they appoint as their proxies, are permitted to ask questions and vote at the Meeting. However, in many cases, Shares beneficially owned by a Non-Registered Holder are registered either:

(a)	in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans; or

(b)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Form of Proxy and VIF to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders and to seek voting instructions in advance of the Meeting. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Holders in order to ensure that their Shares are voted at the Meeting. The Corporation intends to pay for Intermediaries to deliver proxy-related materials to Non-Registered Holders, in accordance with NI 54-101. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting information form, mails those forms to the Non-Registered Holder and asks the Non-Registered Holder to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, in addition, if applicable, to the procedures set out above under “Proxy Solicitation, Voting and Attending the Meeting – Appointment of Proxies”.

A Non-Registered Holder will receive, as part of the Meeting Materials, a VIF. If the Non-Registered Holder does not wish to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf) but wishes to direct the voting of the Shares they beneficially own, the VIF must be submitted by mail, telephone or over the internet in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must insert their own name (or the name of such other person) in the space provided on the VIF, complete, sign and return the VIF in accordance with the directions provided by their Intermediary and register such proxyholder with Odyssey Trust Company, as described under “Proxy Solicitation, Voting and Attending the Meeting – Appointment of Proxies”. Non-Registered Holders located in the U.S. must also obtain a valid legal proxy from their Intermediary, as described under that section.

Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the VIF is to be delivered. Appointees can only be validated at the Meeting using the exact appointee information entered on the VIF. In addition, if applicable, Non-Registered Holders should follow the procedures set out above under “Proxy Solicitation, Voting and Attending the Meeting – Voting of Proxies in Advance of the Meeting – Voting for Non-Registered Holders” and “Proxy Solicitation, Voting and Attending the Meeting – Appointment of Proxies”.

A Non-Registered Holder may revoke a VIF or a waiver of the right to receive Meeting Materials and to vote that is given to an Intermediary at any time by written notice to the Intermediary in accordance with the instructions received from the Intermediary, except that an Intermediary may not act on a revocation of a VIF or a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary in sufficient time prior to the Meeting.

Subject to the provisions of NI 54-101, issuers may request and obtain a list of their Non-Objecting Beneficial Owners from Intermediaries. Pursuant to NI 54-101, issuers may obtain and use the Non-Objecting Beneficial Owners list in connection with any matters relating to the affairs of the issuer, including the distribution of proxy-related materials directly to Non-Objecting Beneficial Owners. The Corporation is sending Meeting Materials to Non-Objecting Beneficial Owners and uses and pays Intermediaries and agents to send such Meeting Materials. The Corporation also intends to pay for Intermediaries to deliver the Meeting Materials to Objecting Beneficial Owners.

Attending and Voting At the Meeting

Attending and Participating at the Meeting

The Corporation is conducting the Meeting in a virtual-only format that will allow Registered Holders and duly appointed proxyholders to participate online and in real time through the live audio webcast. The Corporation is providing the virtual-only format in order to provide all Shareholders with an equal opportunity to attend and participate at the Meeting, regardless of their geographic location and circumstances. Please review this Information Circular for further instructions and details on how to access, virtually attend, vote and ask questions at the Meeting.

Attending the Meeting online enables Registered Holders and duly appointed proxyholders, including Non-Registered Holders and ESPP Holders who have duly appointed themselves as proxyholder, to participate at the Meeting and ask questions, all in real time. Registered Holders and duly appointed proxyholders are entitled to vote at the appropriate times during the Meeting.

Guests, including Non-Registered Holders and ESPP Holders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below. Guests can listen to the Meeting but are not able to vote or ask questions.

In order to participate in the Meeting, Registered Holders must have a valid Username (being the control number located on the Form of Proxy or in the email notification received from Odyssey Trust Company) and duly appointed proxyholders must have received an email from Odyssey Trust Company containing a Username. To attend the Meeting, Registered Holders, duly appointed proxyholders (including Non-Registered Holders and ESPP Holders who have duly appointed themselves as proxyholder) and guests (including Non-Registered Holders and ESPP Holders who have not duly appointed themselves as proxyholder) must log in online as set out below:

Step 1: Log in online at https://meetings.lumiconnect.com/400-107-681-552 on your smartphone, tablet or computer using the Meeting ID: 400-107-681-552 and password “sangoma2026”. In order to run the meeting platform, you will need the latest version of Chrome, Safari, Edge or Firefox. Note that Internet Explorer is not a supported browser. Attendees are responsible for ensuring that their web browser is compatible. We recommend that you log in at least fifteen minutes before the Meeting starts, but you will be able to log in up to sixty minutes prior to the start of the Meeting.

Step 2: Follow the instructions below:

Registered Holders, duly appointed proxyholders (including Non-Registered Holders and ESPP Holders who have duly appointed themselves as proxyholder): Once the webpage above has loaded into your web browser, click “I have a login” and enter your Username and the Password “sangoma2026” (case sensitive) before the start of the Meeting. For Registered Holders, the control number located on the Form of Proxy (or in the email notification you received from Odyssey Trust Company) is the Username. For duly appointed proxyholders, Odyssey Trust Company will provide the proxyholder with a Username by email after the Proxy Deadline has passed. If you use your control number to log in to the Meeting and you have previously voted, you do not need to vote again when the polls open. Any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote at the Meeting.

Guests (including Non-Registered Holders and ESPP Holders who have not duly appointed themselves as proxyholder): To join, follow the login link above. Once the webpage has loaded into your web browser, select “Guest” on the login screen. As a guest, you will be prompted to enter your name and email address. Non-Registered Holders and ESPP Holders who have not appointed themselves as proxyholder must attend the Meeting as guests. Guests can listen to the Meeting but are not able to vote or ask questions.

If you experience technical difficulties during the registration process or if you encounter difficulties while accessing and attending the Meeting, please refer to the LUMI Virtual Meeting Frequently Asked Questions page at: https://support.lumiglobal.com/knowledge/virtual, which provides directions for resolving technical difficulties, as well as the “Common Login Issues” section on the Meeting login page. You will need an internet-connected device such as a laptop, computer, tablet or smartphone in order to access the Meeting, and you should ensure that you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. You are encouraged to log in to the Meeting at least fifteen minutes before the start of the Meeting to check your connectivity and audio settings.

Quorum

The Interim Order and the Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting or any postponement or adjournment thereof shall be two persons present in-person or by telephonic or electronic means and entitled to vote at the Meeting.

Voting Securities and Principal Holders Thereof

Share Capital

The authorized share capital of the Corporation consists of an unlimited number of Shares. This summary is qualified by reference to, and is subject to, the detailed provisions of the articles of incorporation of the Corporation (the “Articles”).

Shares

The Shares are listed and posted for trading on the TSX under the symbol “STC” and on NASDAQ under the symbol “SANG”. Holders of Shares are entitled to one vote per Share on all matters upon which holders of Shares are entitled to vote. As of the Record Date, there were 33,524,399 Shares issued and outstanding.

Eligibility for Voting

At the Meeting, each holder of Shares of record at the close of business on the Record Date will be entitled to one vote for each Share held on all matters proposed to come before the Meeting.

Any Shareholder who was a Shareholder on the Record Date shall be entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof, even though they have since that date disposed of their Shares, and no Shareholder becoming such after that date shall be entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof or to be treated as a Shareholder of record for purposes of such other action.

Principal Shareholders

To the knowledge of the Corporation and its executive officers, no person, other than Norman A. Worthington and PenderFund Capital Management Ltd. (“PenderFund”), beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying 10% or more of the voting rights attached to the Shares that may be voted at the Meeting or any adjournment or postponement thereof.

According to Mr. Worthington’s Voting Support Agreement and the most recent early warning report filed on SEDAR+ at www.sedarplus.ca, Mr. Worthington, directly or indirectly through Old Town Gelato, LLC and Star2Star Holdings, LLC (entities controlled by him), beneficially owns or exercises control or direction over approximately 6,431,733 Shares, representing approximately 19.19% of the issued and outstanding Shares on a non-diluted basis.

According to its alternative monthly report dated August 10, 2026, filed on SEDAR+ at www.sedarplus.ca, PenderFund, on behalf of the investment funds managed by it, exercised control or direction over 4,432,594 Shares as of July 31, 2026, representing approximately 13.32% of the issued and outstanding Shares.

Management of the Corporation understands that the Shares registered in the name of CDS are beneficially owned through various dealers and other Intermediaries on behalf of their clients and other parties. The names of the beneficial holders of such Shares are not known to the Corporation. Except as set out above, the Corporation and its executive officers have no knowledge of any person or company that beneficially owns, or controls or directs, directly or indirectly, 10% or more of the outstanding Shares of the Corporation.

The Arrangement

Purpose

The purpose of the Arrangement is to effect the acquisition of the Corporation by the Purchaser. Pursuant to the Plan of Arrangement, the Purchaser will, among other things, directly acquire all of the issued and outstanding Shares for the Consideration, other than the Shares held by Dissenting Holders for which Dissent Rights have been validly exercised and not withdrawn, if any. In accordance with the Plan of Arrangement, the Purchaser will acquire the Shares in respect of which Dissent Rights have been validly exercised and not withdrawn, if any, in exchange for the fair value of such Shares. Upon completion of the Arrangement, among other things, the Purchaser will own all of the issued and outstanding Shares and the Corporation will become a wholly-owned subsidiary of the Purchaser.

Background to the Arrangement Agreement

The provisions of the Arrangement Agreement are the result of arm’s-length negotiations conducted between the Corporation, BRC and their respective legal and financial advisors, under the oversight and direction of a special committee of independent directors (the “Special Committee”) and the Board. The following is a summary of the material events, meetings, negotiations, discussions and actions between the Corporation, BRC and other potential acquirors that preceded, and provide the context that led to, the execution of the Arrangement Agreement and the public announcement of the Arrangement.

The proposed acquisition of all of the issued and outstanding Shares by the Purchaser pursuant to the Arrangement Agreement follows an extensive strategic review process undertaken by the Corporation, under the direction and oversight of the Board and, subsequently, the Special Committee, over a period of more than a year.

As part of its ongoing evaluation of the Corporation’s business and long-term strategic goals and plans, the Board, with the assistance of management of the Corporation and its advisors, regularly reviews and assesses the Corporation’s operations, financial performance, future growth prospects, capital requirements, competitive position and overall corporate strategy in light of, among other things, industry developments and general economic and market conditions, with the goal of strengthening the Corporation’s business and seeking opportunities to enhance shareholder value. From time to time, this has included the consideration of potential strategic transactions, including acquisitions, dispositions, business combinations, financing alternatives and other strategic alternatives, as well as the review and consideration of inbound inquiries from third parties expressing interest in a potential transaction with the Corporation. The Board and management review and consider such opportunities as they arise in order to determine whether pursuing them would be in the best interests of the Corporation and, where appropriate, have engaged external financial advisors to assist in that review.

In July 2025, the Board unanimously resolved to form the Special Committee to undertake, in consultation with financial and legal advisors (including Goodmans LLP, Canadian counsel to the Corporation (“Goodmans”)), a review and evaluation of strategic alternatives that may have been available to the Corporation to enhance shareholder value and to oversee and supervise the negotiation of any resulting transaction (collectively, the “Strategic Review Process”). Allan Brett, the lead independent director of the Board, was named Chair of the Special Committee, and Al Guarino was also appointed as a member of the Special Committee. In selecting Mr. Brett and Mr. Guarino (the “Independent Directors”), the Board determined that each of them was independent of the Corporation and free from any conflict of interest with respect to a potential strategic transaction involving the Corporation. In connection with the formation of the Special Committee, Goodmans prepared the charter of the Special Committee and provided legal advice to the Corporation regarding the establishment of the Special Committee and the governance framework for the Strategic Review Process.

On July 9, 2025, the Corporation engaged Cormark Securities Inc. (now ATB Cormark) as financial advisor to assist the Corporation in exploring a potential sale of the Corporation in connection with the Strategic Review Process.

On July 14, 2025, the Special Committee held its first meeting, at which it discussed its mandate, role and responsibilities in the context of the Strategic Review Process and reviewed and discussed the terms of the proposed engagement letter with ATB Cormark. On August 7, 2025, the Special Committee met again to continue its discussion regarding its role and the governance framework that would apply to the Strategic Review Process, including the Special Committee’s charter, which had been prepared by Goodmans, and received an update from ATB Cormark on preparations for the sale process.

On August 11, 2025, ATB Cormark presented to the Board concerning its proposed approach to the Strategic Review Process. ATB Cormark recommended a staged outreach process, consisting of a preparatory phase, an initial outreach phase, a focused diligence phase with select counterparties and an exclusivity phase. ATB Cormark also reviewed with the Board an initial list of 23 financial sponsors that management and ATB Cormark had identified for outreach, which were selected having regard to, among other things, related or adjacent portfolio companies in the unified communications sector, existing relationships with ATB Cormark or the Corporation, and whether the Corporation fit the sponsors’ investment criteria, including as to sector, investment size and geographic scope. Given the competitive pressures in the unified communications sector, management, the Special Committee and ATB Cormark agreed that strategic parties would be approached at a later stage of the process on a truncated timeline, as their industry experience would allow them to complete their evaluation quickly.

On September 4, 2025, ATB Cormark commenced market outreach on behalf of the Corporation, contacting the approved list of parties. The Special Committee met on September 8 and September 16, 2025 to receive updates on the status of the outreach and to discuss the progress of the Strategic Review Process. On September 17, 2025, ATB Cormark reviewed the financial model prepared for the process with the Special Committee, together with a tracker summarizing the status of its outreach to potential counterparties.

In mid-September 2025, ATB Cormark and the Corporation prepared and finalized a confidential information memorandum (the “CIM”) which, together with a financial model and access to a virtual data room, was made available to sixteen parties that had entered into non-disclosure agreements with the Corporation. On October 14, 2025, ATB Cormark provided an update on the Strategic Review Process, advising that sixteen financial sponsors had entered into non-disclosure agreements and been granted access to the virtual data room and proposed additional counterparties to be included in the Corporation’s ongoing outreach efforts.

As of November 3, 2025, four financial sponsors remained active in the process, three of which had access to the virtual data room and were conducting due diligence, including calls with ATB Cormark and with management. None of the financial sponsors contacted as part of the outreach submitted proposals; however, discussions with several potential counterparties remained active. The Special Committee continued to meet regularly through this period, including on November 3, 2025, December 12, 2025 and February 24, 2026, to receive updates on the Strategic Review Process.

At the February 24, 2026 meeting of the Special Committee, ATB Cormark was directed to expand its outreach on behalf of the Corporation. As of late February 2026, ATB Cormark was in active dialogue with a number of strategic parties and financial sponsors, at various stages ranging from initial contact and preliminary discussions to the execution of non-disclosure agreements and had identified a further wave of strategic parties and financial sponsors to be contacted. During March 2026, the Corporation entered into additional non-disclosure agreements, and management of the Corporation (“Management”) held a series of introductory meetings with interested parties, including meetings on March 6, March 12 and March 13, 2026.

In April 2026, ATB Cormark continued its engagement with a broad group of strategic parties and financial sponsors, including by following up with select parties that had previously been contacted. Following an initial outreach on March 12, 2026, the Corporation and ATB Cormark began discussions with BRC. On April 6, 2026, the Corporation and BRC entered into a confidentiality and non-disclosure agreement (the “Confidentiality Agreement”), and on April 9, 2026, representatives of the Corporation met with BRC. On April 15, 2026, ATB Cormark met with representatives of an affiliate of BRC regarding a potential transaction with the Corporation. Over the following weeks, ATB Cormark also continued discussions with a number of other parties, certain of which re-engaged in the process following corporate developments of their own, and certain of which expressed interest only in specific business lines of the Corporation in a carve-out scenario rather than in a whole-company transaction.

On May 13, 2026, in connection with the release of its financial results for the third quarter of fiscal 2026, the Corporation publicly announced that it was undertaking the Strategic Review Process and that ATB Cormark had been engaged as its financial advisor. The press release noted that no fixed timeline had been set for the Strategic Review Process and that there could be no assurance that it would result in a transaction. Following the announcement, ATB Cormark continued to advance discussions with interested parties. By mid-May 2026, several parties interested in acquiring the Corporation as a whole had entered into non-disclosure agreements with the Corporation and were conducting due diligence or had scheduled management meetings, and one such party had verbally indicated that it intended to submit an expression of interest.

On June 18, 2026, BRC submitted an initial non-binding letter of intent to acquire all of the Shares at a price of US$5.50 per Share in cash. BRC’s proposal was subject to confirmatory due diligence and third-party debt financing to be committed at signing, contemplated a signing timeline of approximately 45 to 60 days, and requested an exclusivity period and a break fee of 5% of the total purchase price. On June 22, 2026, ATB Cormark held a follow-up discussion with BRC, in which it conveyed the Special Committee’s initial feedback on BRC’s letter of intent, including in respect of BRC’s financing arrangements and its requirement to confirm that the transaction would not be subject to a financing condition. In that discussion, BRC verbally indicated that it was receptive to increasing its offer by US$0.25 per Share from the US$5.50 per Share set out in its letter of intent, for a total of US$5.75 per Share. On June 24, 2026, the Special Committee met with management and ATB Cormark to receive an update on the status of the Strategic Review Process, including discussions with other interested parties and ATB Cormark’s follow-up discussion with BRC.

On July 2, 2026, the Special Committee met with management and ATB Cormark to receive an update on the Strategic Review Process. ATB Cormark advised that BRC expected to finance a transaction through a US$200 million term loan and a US$25 million revolving credit facility, and that BRC would need to syndicate a significant portion of the facility with other lenders. ATB Cormark also advised that, earlier that day, a strategic party (“Party B”) had submitted a non-binding proposal to acquire all of the Shares for cash at a price in the range of C$6.50 to C$7.50 (approximately US$4.57 to US$5.27) per Share, which was subject to significant due diligence requirements. The Special Committee identified Party B’s due diligence requirements as an important non-monetary factor to be considered in evaluating and comparing proposals, together with the certainty of each party’s financing, and directed ATB Cormark to push back on the low end of Party B’s stated range. Between June 18 and August 2, 2026, the Corporation received a total of four non-binding indications of interest, which ranged from US$4.00 to US$5.75 per Share and included BRC’s proposal, the highest of the indications received.

On July 8, 2026, the Special Committee met with management and ATB Cormark, who took the Special Committee through an overview of the status of the Strategic Review Process. As of that time, ATB Cormark had contacted 74 prospective buyers over the preceding twelve months, including both strategic parties and financial sponsors, 33 of which had entered into non-disclosure agreements with the Corporation and 12 of which had participated in management meetings. The Special Committee instructed ATB Cormark to engage with each of the four parties that had submitted proposals to explore whether their proposals could be improved, having regard to price, exclusivity requests, certainty of close and financing contingencies.

On July 13, 2026, BRC submitted an updated proposal at US$5.50 per Share in cash and continued to indicate verbally that it would be prepared to commit to US$5.75 per Share but that it did not yet have committed financing in place and had requested exclusivity. BRC proposed to finance the transaction with a combination of the term loan, revolving credit facility and cash on hand.

On July 14, 2026, the Board met to receive an update from the Chair of the Special Committee on the status of each of the interested parties. The Board was advised that BRC’s verbal proposal was the highest proposal, at US$5.75 per Share, but reiterated that its debt financing was still not committed. The Board was also advised of Party B’s proposal of C$6.50 to C$7.50 (approximately US$4.57 to US$5.27) per Share, and that the Special Committee had informed Party B that the low end of its range would not represent a price at which the Special Committee would be prepared to recommend or support a transaction. The Board was further advised that the other proposals received were at lower values, were subject to perceived financing uncertainty, or that the relevant party was not prepared to improve upon its original proposal. ATB Cormark advised the Special Committee not to grant exclusivity to BRC until there was greater certainty regarding the syndication of BRC’s credit facility.

During the fourth quarter of fiscal 2026, the Corporation identified an error in service revenue recognized on certain cancelled customer contracts subsequent to the date of their cancellation. The error had been caused by incomplete data migration between the Corporation’s customer relationship management and enterprise resource planning (“ERP”) systems in connection with the implementation of a new ERP system effective July 1, 2025 (the “ERP Revenue Matter”). Subsequent to the identification of the ERP Revenue Matter, the Corporation began taking steps over the following months to quantify the full extent of the error and its impact on its prior results and its adjusted EBITDA forecast for fiscal 2026, as well as its financial model.

In early July 2026, following receipt of the initial proposals, BRC and Party B were invited to continue their due diligence, including through access to the virtual data room and management presentations. At that time, the ERP Revenue Matter had not yet been disclosed to any counterparty, and all proposals had been submitted on the basis of a fiscal 2026 adjusted EBITDA forecast of US$33 million.

The Corporation advanced its analysis of the ERP Revenue Matter in late July 2026. The ERP Revenue Matter resulted in an overstatement of the Corporation’s revenue, and an understatement of its deferred revenue, in each of the first three quarters of fiscal 2026, but did not affect any period prior to July 1, 2025 or the Corporation’s reported cash flow from operating activities.

On August 5, 2026, ATB Cormark advised the Special Committee that an updated financial model reflecting the ERP Revenue Matter had been provided to management for sign-off, together with a primer explaining the adjustments reflected in the model and the go-forward assumptions, for distribution to the remaining interested parties. The Special Committee also considered a further indication of interest at a price of US$4.00 per Share, communicated by a banker purporting to act on behalf of another party, which ATB Cormark advised was not competitive relative to the other parties engaged in the process.

On August 12, 2026, the Special Committee met with management and ATB Cormark and was advised that both BRC and Party B were reviewing the updated financial information provided by the Corporation with reference to the ERP Revenue Matter, and that calls with each of them had been scheduled to review that information and related accounting matters. ATB Cormark noted that BRC had indicated that it remained interested in a transaction. ATB Cormark also advised that it intended to ask Party B, following its call, what impact the updated financial information had on its view. The Special Committee also discussed the appropriate timing for instructing Goodmans to begin preparing a draft arrangement agreement and received updates on the composition of the Corporation’s shareholder base and the status of the fiscal 2026 audit.

On August 13, 2026, management delivered a presentation to BRC regarding, among other things, the Corporation’s billing platform and the ERP Revenue Matter, its organizational and legal structure, its product lines and the rationale for its go-forward forecast, and its sales organization and go-to-market model. On or about August 14, 2026, BRC verbally indicated to ATB Cormark that, based on its analysis to date, its valuation of the Corporation would be reduced to approximately US$4.91 per Share, although this reduction was not included as part of an updated formal proposal.

On August 19, 2026, the Special Committee met with management and ATB Cormark. ATB Cormark reported that, following a number of management meetings with BRC, the Corporation had provided BRC with certain information with a view to assisting BRC in recognizing additional value in the Corporation’s Shares. ATB Cormark also reported that Party B had indicated that it would remain within its previously stated range of C$6.50 to C$7.50 per Share. The Special Committee noted that Party B had previously expressed a preference to wait until after the Corporation filed its fourth quarter results before entering into any definitive agreement in order to evaluate the impact on the Share price, which would need to be taken into account in evaluating any proposal from Party B. Later that day on August 19, 2026, BRC submitted a revised non-binding letter of intent at a price of US$5.00 per Share, which remained subject to a financing condition and contemplated a timeline of 45 to 60 days to execute a definitive agreement.

On August 20, 2026, the Special Committee met with management and ATB Cormark to consider the revised letter of intent. ATB Cormark recommended that the Corporation respond to BRC with a counter-proposal at US$5.30 per Share. Following discussion, the Special Committee authorized ATB Cormark to re-engage with BRC on that basis, including to seek an improved price and to address the financing condition and timeline, and instructed Goodmans to commence work on a definitive agreement. On the recommendation of ATB Cormark, the Special Committee also determined to provide Party B with a final opportunity to submit a revised proposal before the process proceeded to a more advanced stage with BRC. The Special Committee also discussed its negotiation strategy for the next phase of the process. On August 21, 2026, ATB Cormark orally delivered the US$5.30 per Share counter-proposal to BRC.

On August 24, 2026, the Special Committee met with management, Goodmans and ATB Cormark to review the materials prepared for a meeting of the Board later that day, including an overview of the Strategic Review Process to date and the status of discussions with the remaining interested parties. At the Board meeting, as part of the broader Strategic Review Process, the Board, with the legal advice of Goodmans, discussed its obligation to identify, explore and document the strategic alternatives available to the Corporation, so that it would have a well-considered basis for any decision regarding a potential transaction. The Board considered two principal alternatives to a sale transaction: (i) a reorganization of the Corporation into discrete operating units, each with its own profit and loss accountability and go-to-market approach, which the Board noted was highly speculative at that stage and would require significant time to evaluate and implement; and (ii) a cash and EBITDA optimization scenario under which the Corporation would continue as a going concern focused on maximizing cash generation and EBITDA, against which any transaction proposal could be evaluated. As the Strategic Review Process was approaching a potential exclusivity arrangement and the negotiation of definitive documentation, Goodmans also provided the Board with an overview of the duties of directors in the context of a potential change of control transaction and the related process considerations, including that the Board would retain its discretion at each stage of the process, including following entry into any non-binding exclusivity arrangement.

On August 27, 2026, BRC verbally communicated a revised proposal at a price of US$5.30 per Share, comprised of US$5.05 in cash and US$0.25 in equity, together with a request for exclusivity. On August 28, 2026, Party B verbally indicated a revised proposal of C$7.25 (approximately US$5.22) per Share, which was not supported by committed financing and remained subject to further due diligence. The Special Committee and the Board carefully considered each of the indications of interest received over the course of the Strategic Review Process and concluded that BRC’s proposal was the most viable, having regard to its value, the advanced state of BRC’s due diligence and financing arrangements, and BRC’s demonstrated willingness to commit significant resources to advancing a transaction.

On August 28, 2026, the Special Committee, and then the Board, met with Goodmans and management to consider BRC’s revised proposal. On the recommendation of the Special Committee, the Board unanimously approved the entering into of a non-binding, exclusive letter of intent with BRC providing for consideration of US$5.30 per Share (comprised of US$5.05 in cash and US$0.25 in equity payable in BRC stock), subject to confirmatory due diligence and BRC obtaining the debt financing necessary to complete the transaction, and with a target announcement date of September 25, 2026. The Board’s approval was made subject to Party B not submitting a superior proposal and to the Board reviewing and approving the final form of the letter of intent prior to its execution.

On August 29, 2026, the Chair of the Special Committee provided an update to the Board by email. He advised that, even if Party B were to remove the financing condition, the Corporation would have sought additional consideration from Party B, as BRC’s proposal (comprised of cash and BRC Shares) was slightly higher in value, and it was considered unlikely that Party B would increase its price. He further noted that, given the additional work required for Party B to arrange bank financing, there was a strong view that a transaction with Party B would offer much lower deal certainty, whereas BRC had demonstrated its commitment to completing a transaction within the Corporation’s targeted timeline, including by being ready to proceed with confirmatory management meetings across all functional areas the following week. Accordingly, the Special Committee instructed ATB Cormark to deliver the letter of intent to BRC, subject to certain minor comments from Goodmans, and to inform Party B that the Corporation was entering into exclusivity with another party. The form of letter of intent was circulated to the Board the same day, and members of the Board confirmed their support.

On September 1, 2026, BRC delivered revisions to the letter of intent, which the Corporation reviewed with Goodmans and ATB Cormark. ATB Cormark also confirmed with BRC that the Corporation would not accept a financing condition in the definitive agreement, and the parties were aligned on this point. Following a discussion with ATB Cormark, the Special Committee confirmed its support for the revised letter of intent, and the Board was so advised by email that evening.

On September 2, 2026, the Corporation and BRC executed a non-binding letter of intent (the “LOI”) and an exclusivity agreement (the “Exclusivity Agreement”). The LOI contemplated the acquisition by BRC of all of the outstanding Shares at a price of US$5.30 per Share, of which US$5.05 would be payable in cash and US$0.25 would be payable in BRC Shares to be registered for resale on closing. The number of BRC Shares to be issued would be fixed on the date of execution of the definitive agreement based on the 20-day volume-weighted average trading price of the BRC Shares. BRC estimated that the cash required to complete the transaction would be financed through new senior secured debt financing, availability under an existing revolving credit facility and cash on hand, and advised that it expected to deliver committed debt financing concurrently with the execution of the definitive agreement and that the definitive agreement would not include a financing condition. The LOI also contemplated that the transaction would be implemented by way of a plan of arrangement under the Business Corporations Act (Ontario), that the definitive agreement would be drafted by the Corporation’s counsel and would provide for a break fee payable by the Corporation equal to 3% of the total purchase price, and that BRC would complete its remaining confirmatory due diligence, including tax, legal, insurance and benefits due diligence, by September 25, 2026. Under the Exclusivity Agreement, the Corporation agreed that, until 5:00 p.m. (Toronto time) on September 25, 2026 (subject to extension only by mutual written agreement), it would not solicit, discuss or negotiate any alternative acquisition proposal with, or provide non-public information in connection with any such proposal to, any person other than BRC, would cease any existing discussions with other parties regarding any such proposal, and would promptly notify BRC of any acquisition proposal received.

On September 3, 2026, Goodmans delivered an initial draft of the arrangement agreement to Blake, Cassels & Graydon LLP (“Blakes”), Canadian counsel to BRC. On September 8, 2026, Goodmans delivered a draft form of voting support agreement to Blakes.

Between September 11 and September 25, 2026, Goodmans and Blakes exchanged multiple drafts of the arrangement agreement, the plan of arrangement and the form of voting support agreement, and negotiated the material terms of the transaction. During this period, BRC and its advisors conducted confirmatory due diligence which included data room review, confirmatory functional due diligence calls and weekly calls among all parties to coordinate the transaction workstreams. The Corporation also worked with its auditors to complete its audited financial statements for fiscal 2026.

On September 22, 2026, members of management held in-person meetings with BRC in Toronto, and the board of directors of BRC met to review and approve the proposed transaction.

On September 24, 2026, BRC submitted a revised letter of intent reducing the cash component of the consideration from US$5.05 to US$4.90 per Share, for total consideration of US$5.15 per Share, citing the findings of its confirmatory due diligence and noting that post-closing expenditures would be required by BRC in relation to such findings. On September 25, 2026, Blakes delivered a draft debt commitment letter on behalf of Choate Hall & Stewart LLP, debt financing counsel to BRC, and a revised draft of the arrangement agreement to Goodmans. Price discussions continued throughout the day on September 26, 2026, with Blakes delivering a revised draft of the arrangement agreement reflecting a price of US$5.15 per Share (US$4.90 in cash and US$0.25 in BRC Shares), and Goodmans responding with a revised draft reflecting a price of US$5.30 per Share (US$5.05 in cash and US$0.25 in BRC Shares).

Between September 25 and September 27, 2026, over the course of several discussions, and at the direction of the Special Committee, ATB Cormark responded to BRC’s revised proposal, sought clarification regarding the basis on which BRC had calculated the approximately US$5 million aggregate reduction in the consideration, and continued to seek consideration of US$5.30 per Share. Accordingly, at the time of the Board meeting on September 27, 2026 described below, negotiations with BRC on price remained ongoing, and the Special Committee and the Board considered the Arrangement on the basis of the US$5.30 per Share price that BRC had previously offered.

On September 27, 2026, a combined meeting of the Audit Committee, the Board and the Special Committee was held with the Corporation’s senior management, ATB Cormark and Goodmans in attendance. Goodmans reviewed with the Board a summary of the key terms of the Arrangement Agreement, based on materials circulated to the Board in advance of the meeting. ATB Cormark then presented its financial analysis and rendered an oral opinion to the effect that, as of the date of the opinion and subject to the assumptions, limitations and qualifications to be contained in the ATB Cormark Fairness Opinion, consideration of US$5.15 per Share is fair, from a financial point of view, to the Shareholders. ATB Cormark also advised that, if the final price agreed with BRC were higher than US$5.15 per Share, its conclusion would not be affected. During the meeting, Goodmans also provided an overview of the “collateral benefit” analysis under MI 61-101. In this regard, the Special Committee considered whether Norman A. Worthington, the Chair of the Board, Charles Salameh, the Chief Executive Officer and a director of the Corporation, and Marc Lederman, a director of the Corporation, each of whom beneficially owns or exercises control or direction over 1% or more of the Shares, directly or through entities they control, would receive a “collateral benefit” in connection with the Arrangement. The Special Committee determined that, while each of them is entitled to receive benefits that differ from those of Shareholders generally, including, as applicable, the accelerated vesting and payout of equity incentive awards, the value of such benefits, net of offsetting costs, would not exceed 5% of the value of the consideration expected to be received by Mr. Worthington, but would exceed 5% of the value of the consideration expected to be received by each of Mr. Salameh and Mr. Lederman. Accordingly, the Special Committee determined that each of Mr. Salameh and Mr. Lederman will receive a “collateral benefit” within the meaning of MI 61-101 as a result of the Arrangement, and that the votes attached to Shares beneficially owned, or over which control or direction is exercised, by Mr. Salameh and by Mr. Lederman would be excluded for purposes of the minority approval of the Arrangement Resolution. Goodmans also confirmed that the Arrangement Agreement and related definitive documents had been substantially settled, subject to confirmation on price.

The Corporation’s management and directors left the meeting so that the Special Committee could meet in camera with Goodmans to discuss and consider its recommendations to the Board with respect to the Arrangement. Having considered the terms of the Arrangement Agreement and the ATB Cormark Fairness Opinion, the Special Committee discussed and analyzed the benefits and risks associated with the Arrangement, including the factors set out below under the heading “The Arrangement – Reasons for the Arrangement”.

After careful consideration, and on the basis of consideration of US$5.30 per Share, being the price the Corporation was continuing to seek from BRC, the Special Committee unanimously determined that such consideration would be fair, from a financial point of view, to the Shareholders and that the Arrangement on such terms would be in the best interests of the Corporation, and unanimously resolved to recommend that the Board approve the Arrangement Agreement substantially in the form circulated to the Special Committee and recommend that the Shareholders vote in favour of the Arrangement Resolution. It was understood that, if BRC was not prepared to proceed at US$5.30 per Share, the Special Committee would reconvene to consider whether its recommendation would stand based on the final price.

After that Special Committee meeting concluded, the Board, including members of the Special Committee, convened to consider such matters, having previously received the presentation by Goodmans at its meeting regarding the material terms of the Arrangement Agreement. The Special Committee reported to the Board on the process it had undertaken and confirmed its unanimous recommendation that the Board approve the Arrangement and the Arrangement Agreement and recommend that Shareholders vote in favour of the Arrangement Resolution. Following a discussion of the benefits and risks associated with the Arrangement and other factors the Board deemed relevant, including the factors set out below under the heading “The Arrangement – Reasons for the Arrangement”, the Board then, on the basis of consideration of US$5.30 per Share, unanimously determined that the Arrangement is in the best interests of the Corporation and is fair, from a financial point of view, to the Shareholders; unanimously approved the Arrangement and the Arrangement Agreement, and the Corporation’s entry into the Arrangement Agreement and performance of the transactions contemplated thereby; and unanimously resolved to recommend that Shareholders vote in favour of the Arrangement Resolution. It was understood that, if BRC was not prepared to proceed at US$5.30 per Share, the Special Committee and the Board would reconvene to consider whether their respective recommendations and approvals would stand based on the final price, which they did on September 28, 2026, as described below.

On the evening of September 27 and into September 28, 2026, there were a number of informal discussions between the Corporation, BRC and their respective financial advisors concerning BRC’s latest proposal, including concerning the total consideration offered and the combination of cash and equity to be included. On September 28, 2026, BRC revised its proposal to US$5.225 per Share, comprised of US$4.925 in cash and US$0.30 in BRC Shares, and Blakes delivered a revised draft of the arrangement agreement reflecting such price, together with an executed copy of the debt commitment letter reflecting a revised debt commitment of US$212,255,000 in the aggregate.

At approximately 11:30 a.m. on September 28, 2026, the Special Committee and Board met with Goodmans and ATB Cormark. ATB Cormark reported that, at the direction of the Special Committee, it had made a final attempt to persuade BRC to proceed at US$5.30 per Share, which BRC declined, and that BRC had instead increased its proposal by US$0.075 per Share to US$5.225 per Share, comprised of US$4.925 in cash and US$0.301 in BRC Shares. The Special Committee and Board discussed the revised price, the composition of the cash and equity consideration and the terms of BRC’s debt financing commitment letter. The Special Committee and the Board subsequently reaffirmed their respective recommendations and approvals in respect of the Arrangement based on the revised price.

Throughout the day on September 28, 2026, the Corporation and BRC, assisted by their respective legal and financial advisors, finalized the terms of the Arrangement Agreement and other transaction documents based on the final material terms approved by the Board. The Corporation and BRC executed the Arrangement Agreement early in the evening on September 28, 2026, and the Corporation and BRC announced the Arrangement after close of markets that day.

Recommendation of the Special Committee

The Special Committee was appointed by the Board to, among other things:

(a)	examine, review and evaluate a potential strategic transaction and its implications for the Corporation and its stakeholders;

(b)	conduct or supervise negotiations of the terms of any such transaction and any agreements relating thereto on behalf of the Corporation;

(c)	identify any potential alternatives to any such transaction and determine whether any such alternative is more favourable to the Corporation and its stakeholders;

(d)	report and make recommendations to the Board with respect to any such transaction;

(e)	review and approve, prior to its release, all proposed public disclosure relating to such transaction;

(f)	report to the Board on its activities and recommendations from time to time and to provide such advice as may be requested by the Board; and

(g)	do any other such things as the Special Committee may determine to be necessary or advisable in the discharge of its responsibilities.

Each member of the Special Committee, being Allan Brett (Chair) and Al Guarino, is “independent” of the Corporation within the meaning of National Instrument 52-110 – Audit Committees and is independent of the Purchaser, BRC and their respective affiliates.

The Special Committee, after consultation with the Corporation’s legal counsel and financial advisor and taking into account the ATB Cormark Fairness Opinion, has unanimously determined that it is in the best interests of the Corporation to enter into the Arrangement Agreement, and that the Arrangement and the transactions contemplated thereby are fair, from a financial point of view, to the Shareholders and unanimously recommended to the Board that the Board (i) determine that the Arrangement is in the best interests of the Corporation, (ii) approve the Arrangement, and (iii) recommend to the Shareholders that they vote in favour of the Arrangement Resolution at the Meeting.

In forming its unanimous recommendation to the Board, the Special Committee considered a number of factors, including, without limitation, those listed below under “The Arrangement – Reasons for the Arrangement”. The Special Committee based its unanimous recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the members of the Special Committee of the business, financial condition and prospects of the Corporation and after taking into account the advice of the Corporation’s financial, legal and other advisors, as applicable, and the advice and input of Management.

Recommendation of the Board

The Board, after careful consideration and taking into account the ATB Cormark Fairness Opinion, the best interests of the Corporation, and after consultation with management and its legal counsel and financial advisor, and upon the unanimous recommendation of the Special Committee, unanimously determined that the Arrangement is in the best interests of the Corporation and is fair, from a financial point of view, to the Shareholders. Accordingly, the Board unanimously approved the Arrangement Agreement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution (the “Board Recommendation”).

In forming its unanimous recommendation, the Board considered a number of factors, including, without limitation, the unanimous recommendation of the Special Committee and the factors listed below under “The Arrangement – Reasons for the Arrangement”. The Board based its unanimous recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the members of the Board of the business, financial condition and prospects of the Corporation and after taking into account the advice of the Corporation’s financial, legal and other advisors, as applicable, and the advice and input of Management.

Reasons for the Arrangement

In the course of their evaluation of the Arrangement, the Special Committee and the Board consulted with the Corporation’s legal counsel, the Corporation’s financial advisor and the Corporation’s management, and considered a number of factors including, among others, the following:

•	Significant Premium. Based on the 20-day VWAP of the BRC Shares on the NASDAQ for the period ending September 28, 2026, the Consideration has an implied value of US$5.225 per Share, which represents a premium of approximately 47% to the closing price of the Shares on the TSX on September 28, 2026 and a premium of approximately 51% to the Corporation’s 10-day VWAP of the Shares on the TSX for the period ending on September 28, 2026.

•	Liquidity, Certainty of Value and Participation in BRC. The US$4.925 cash per Share component of the Consideration provides certainty, immediate value and liquidity to the Shareholders. Additionally, the remaining US$0.30 per Share is payable in BRC Shares, which are listed on NASDAQ and provide Shareholders with a marketable security as well as the opportunity to participate in the future performance of the combined business of BRC and the Corporation.

•	Other Available Alternatives. The Special Committee and the Board believe the Arrangement is an attractive proposition for the Shareholders relative to the status quo and other alternatives reasonably available to the Corporation, taking into account the current and anticipated opportunities and risks and uncertainties associated with the Corporation’s business, affairs, operations, industry and prospects, including the execution risks associated with its standalone strategic plan, the Corporation’s competitive position, the current and anticipated macroeconomic and political environment, the current and anticipated risks associated with Canadian equity markets and the sensitivity of the unified communications sector to trends impacting key technology partners and vendors. There is no assurance that the continued operation of the Corporation under its current business model and pursuit of its future business plan would yield equivalent or greater value for all Shareholders compared to that available under the Arrangement.

•	Result of a Comprehensive Process. Under the supervision of the Board and the Special Committee and with the assistance of its financial advisor, a broad group of potential counterparties was contacted since the beginning of the Strategic Review Process in 2025, including global strategic parties and financial sponsors with a focus on the unified communications sector. This ultimately resulted in four parties actively participating in the most recent stages of the process and two parties submitting proposals, and subsequently revised proposals following disclosure of the ERP Revenue Matter. None of the other parties offered to transact at a level competitive with the Consideration and deal terms proposed in the Arrangement.

•	Negotiated Arrangement. The Arrangement Agreement is the result of a comprehensive negotiation process with BRC that was undertaken by the Corporation and its legal counsel and financial advisor with the oversight and participation of the Special Committee and the Board. The Arrangement Agreement includes terms and conditions that are reasonable in the judgment of the Special Committee and the Board with the advice of the Corporation’s legal counsel and financial advisor, including customary “fiduciary out” rights that would enable the Corporation to enter into a Superior Proposal in certain circumstances.

•	Ability to Respond to Unsolicited Superior Proposals. Under the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited written Acquisition Proposal that constitutes a Superior Proposal under the Arrangement Agreement.

•	Value Supported by Fairness Opinion. The Board received a Fairness Opinion from ATB Cormark, which concluded that the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to such Shareholders. The complete text of the ATB Cormark Fairness Opinion is attached as Appendix B. Shareholders are urged to read the ATB Cormark Fairness Opinion carefully and in its entirety. See “The Arrangement – ATB Cormark Fairness Opinion”.

•	Support for the Arrangement. All of the directors and officers of the Corporation have entered into the Voting Support Agreements pursuant to which they have agreed to vote all Shares held by them in favour of the Arrangement. Collectively, such Shareholders represent approximately 27.0% of the outstanding Shares as of the Record Date.

•	Deal Certainty. The Purchaser’s obligation to complete the Arrangement is subject to a limited number of conditions that the Special Committee and the Board believe, with the advice of the Corporation’s legal counsel and financial advisor, are reasonable in the circumstances. The Arrangement is not subject to a financing condition, the Purchaser has obtained committed debt financing for the Arrangement, and BRC has provided an unqualified guarantee of the Purchaser’s payment and performance of its obligations under the Arrangement Agreement.

•	Shareholder Approval. The Arrangement must be approved by not less than (i) two-thirds (66⅔ per cent) of the votes cast by Shareholders present in person (virtually) or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast by Shareholders present in person (virtually) or represented by proxy at the Meeting, excluding the votes from any Shareholders required to be excluded under MI 61-101.

•	Court and Regulatory Approval. The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to the Shareholders. The Arrangement is subject to receiving applicable regulatory approvals, all of which have either been or are expected to be obtained.

•	Dissent Rights. Registered Holders as of the Record Date who are Registered Holders by 5:00 p.m. on the date that is two Business Days immediately preceding the Meeting or the date on which the adjourned or postponed Meeting is reconvened or convened, as applicable, may exercise Dissent Rights and receive fair value for their Shares as determined by the Court, subject to strict compliance with all requirements applicable to the exercise of such Dissent Rights.

•	Appropriateness of Deal Protections. The Termination Fee of US$5,397,000, the Purchaser’s right to match a Superior Proposal and other deal protection measures contained in the Arrangement Agreement are, in the view of the Special Committee and the Board, after receiving legal and financial advice, appropriate for a transaction of this nature.

•	BRC’s Financial Capacity. The Special Committee and the Board believe that the Purchaser will have, upon satisfaction of the closing conditions to the Arrangement, the financial capability to consummate the Arrangement.

•	Stakeholder Considerations. The Special Committee and the Board considered the effect of the transaction with the Purchaser on the Corporation’s stakeholders, including its Shareholders, employees, creditors, customers and partners, and concluded that the transaction would not be adverse to their interests.

•	Role of the Special Committee. The evaluation and negotiation process was supervised by the Special Committee, which is composed entirely of independent directors and was advised by experienced and qualified financial and legal advisors. The Arrangement was unanimously recommended to the Board by the Special Committee on the basis described herein and on the basis of the legal and financial advice that was received by the Special Committee.

In the course of its deliberations, the Special Committee and the Board also identified and considered a variety of risks (as described in greater detail under “Risk Factors – Risk Factors Related to the Arrangement”) and potentially negative factors in connection with the Arrangement, including, but not limited to:

•	Risk of Non-Completion. The risks to the Corporation and its stakeholders, including the Shareholders, if the Arrangement is not completed, including the costs to the Corporation in pursuing the Arrangement and the temporary diversion of the Corporation’s management from the conduct of the Corporation’s business in the ordinary course;

•	No Longer a Public Company. Following the implementation of the Plan of Arrangement, the Corporation will no longer exist as an independent public company and, except to the extent that they choose to retain the Share Consideration, the Shareholders will forgo any future increase in value that might result from future growth and the potential achievement of the Corporation’s long-term plans, balanced against the fact that the Shareholders will no longer be taking any risks of the Corporation’s business;

•	Fixed Exchange Ratio and Exposure to BRC. The Share Consideration is fixed and will not adjust for changes in the market price of the BRC Shares, the Corporation cannot terminate the Arrangement Agreement because of a decline in that price, and Shareholders who receive BRC Shares will be exposed to the risks of BRC’s business, including its indebtedness following the Debt Financing, and to U.S./Canadian dollar exchange rate fluctuations;

•	Conditions and Termination Rights. The conditions to the Purchaser’s obligations to complete the Arrangement and the right of the Purchaser to terminate the Arrangement Agreement under certain circumstances;

•	Non-Solicitation Covenants. The terms of the Arrangement Agreement, including those in respect of: (i) restricting the Corporation from soliciting third parties to make an Acquisition Proposal and (ii) the fact that if the Arrangement Agreement is terminated under certain circumstances, including in the event that the Corporation makes a change in recommendation or enters into an agreement in respect of a Superior Proposal, the Corporation must pay the Termination Fee to the Purchaser;

•	No Assurance of Alternative Transaction. If the Arrangement is not consummated and the Board decides to seek another transaction, there can be no assurance that the Corporation will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid under the Arrangement, or that the Shareholders would be able to receive cash or other consideration for their Shares equal to or greater than the Consideration payable under the Arrangement in any other future transaction that the Corporation may effect;

•	Interim Operating Restrictions. The restrictions imposed pursuant to the Arrangement Agreement on the conduct of the Corporation’s business prior to the completion of the Arrangement, which could delay or prevent the Corporation from undertaking business opportunities that may arise pending completion of the Arrangement, and the potential negative effect of the pendency of the Arrangement on the Corporation’s business, including its relationships with technology partners, customers, vendors and employees;

•	Taxable Transaction. The Arrangement will be a taxable transaction for Shareholders resident in Canada and the United States, including in respect of the Share Consideration, which is not eligible for a tax deferral;

•	Fees and Expenses. The Corporation has incurred and will continue to incur significant transaction costs and expenses in connection with the Arrangement, regardless of whether the Arrangement is completed; and

•	Interests of Directors and Executive Officers. Certain of the Corporation’s directors and executive officers have interests in the Arrangement that differ from, or are in addition to, the consideration to be received by Shareholders pursuant to the Arrangement, which interests are described under “The Arrangement – Interests of Certain Persons in the Arrangement”.

The foregoing reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors – Risk Factors Related to the Arrangement”.

The foregoing summary of the information, factors and risks considered by the Special Committee and the Board is not, and is not intended to be, exhaustive. In view of the factors and the amount of information considered in connection with its evaluation of the Arrangement, the Special Committee and the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusions and recommendations. The Special Committee’s and the Board’s recommendations were made after consideration of all of the above-noted factors and in light of their collective knowledge of the business, financial condition and prospects of the Corporation, and were also based upon the advice of the Corporation’s financial advisor and legal counsel. In addition, individual members of the Special Committee and the Board may have assigned different weights to different factors.

ATB Cormark Fairness Opinion

Pursuant to an engagement letter dated July 9, 2025 (the “ATB Cormark Engagement Agreement”), the Corporation engaged ATB Cormark to act as financial advisor to the Corporation in connection with a potential going private transaction or sale of the Corporation and, among other things, to conduct financial and valuation analyses, advise with respect to the form, structure, terms and pricing of any such transaction and, if requested, provide an opinion to the Board and the Special Committee as to the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to any such transaction. Pursuant to the terms of the ATB Cormark Engagement Agreement, the Corporation is obligated to pay ATB Cormark certain fees for its services, consisting of: (i) a monthly work fee, which was payable until the announcement of the Arrangement; (ii) a fixed fee payable upon delivery of the ATB Cormark Fairness Opinion, which is not contingent on the conclusion reached therein or on the completion of the Arrangement; and (iii) a success fee, which is contingent on the completion of the Arrangement and against which the monthly work fees and the fixed fee for the ATB Cormark Fairness Opinion are creditable. The Corporation has also agreed to reimburse ATB Cormark for certain of its out-of-pocket expenses (including the fees and disbursements of its counsel, subject to a limit absent the Corporation’s prior written approval) and to indemnify ATB Cormark against certain liabilities that might arise in connection with its engagement.

On September 27, 2026, ATB Cormark verbally delivered its opinion to the Special Committee and the Board (subsequently confirmed in writing) that, as at the date thereof, and based upon and subject to the scope of review, assumptions, explanations, and limitations set out in the ATB Cormark Fairness Opinion and such other matters that ATB Cormark considered relevant, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

The ATB Cormark Fairness Opinion was given as of September 27, 2026 and ATB Cormark has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the ATB Cormark Fairness Opinion which may come, or be brought, to the attention of ATB Cormark after such date. If ATB Cormark learns that any of the information relied upon in preparing the ATB Cormark Fairness Opinion was inaccurate, incomplete or misleading in any material respect, ATB Cormark has reserved the right to change or withdraw the ATB Cormark Fairness Opinion.

The full text of the ATB Cormark Fairness Opinion is attached hereto as Appendix B and incorporated by reference into this Information Circular. The ATB Cormark Fairness Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and explanations and limitations on the scope of the review undertaken by ATB Cormark in rendering the ATB Cormark Fairness Opinion. Shareholders are urged to, and should, read the ATB Cormark Fairness Opinion carefully and in its entirety. The ATB Cormark Fairness Opinion is directed to the Board and Special Committee and addresses, as of the date of the ATB Cormark Fairness Opinion, only the fairness, from a financial point of view, of the Consideration to be received by Shareholders under the Arrangement. The ATB Cormark Fairness Opinion did not address any other aspect of the transaction contemplated by the Arrangement Agreement and does not constitute a recommendation to Shareholders as to how to vote at the Meeting. ATB Cormark has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Corporation, the Purchaser, BRC or any of their respective associates or affiliates within the past two years, other than acting as the broker in connection with the Corporation’s normal course issuer bid, and as financial advisor to the Corporation, the Special Committee and the Board pursuant to the ATB Cormark Engagement Agreement. The summary of the ATB Cormark Fairness Opinion set forth in this Information Circular is qualified in its entirety by reference to the full text of the ATB Cormark Fairness Opinion.

ATB Cormark noted that, in arriving at its conclusion in the ATB Cormark Fairness Opinion, ATB Cormark performed a variety of financial and comparative analyses including, among other things, selected publicly traded companies trading analysis adjusted, selected precedent transaction analysis and discounted cash flow analysis of the Corporation. Each of the analyses derived a range of implied enterprise values for the Corporation, which represented the value of the Corporation’s operations to all stakeholders, including among others, the Shareholders. Certain adjustments, including capital structure adjustments, the impact of the dilutive securities and the total number of Shares outstanding, were then made to obtain an implied range of values per Share.

The ATB Cormark Fairness Opinion was provided for the sole use and benefit of the Board and the Special Committee and may not be used by any other person or relied upon by any other person, or used for any other purpose, without the express prior written consent of ATB Cormark. ATB Cormark was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the ATB Cormark Fairness Opinion does not address any such matters.

The Board urges Shareholders to read the ATB Cormark Fairness Opinion in its entirety. See Appendix B to this Information Circular.

Voting Support Agreements

The following description of the Voting Support Agreements is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Voting Support Agreements, the form of which may be found under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Shares held by the Supporting Shareholders will be treated in the same fashion under the Arrangement as Shares held by any other Shareholder. On September 28, 2026, concurrently with the execution of the Arrangement Agreement, each of the Directors and officers of the Corporation (collectively, the “Supporting Shareholders”), who beneficially own or exercise control or direction over, directly or indirectly, in the aggregate 9,088,824 Shares, representing approximately 27% of the outstanding Shares (on a non-diluted basis) as at the Record Date, entered into voting support agreements with the Purchaser and BRC (the “Voting Support Agreements”) pursuant to which they agreed, among other things, to: (i) vote, or cause to be voted, all of such Supporting Shareholders’ Shares in favour of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement, and against any proposed action, proposal, transaction, agreement or other matter which would reasonably be expected to adversely affect, prevent, materially delay or interfere with the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement; (ii) deliver proxies in respect of such Shares no later than ten days prior to the Meeting; (iii) not transfer any Supporting Shareholders’ Shares, other than pursuant to the Arrangement Agreement or as otherwise permitted under the Voting Support Agreements; and (iv) not exercise any Dissent Rights in connection with the Arrangement. Additionally, each of the Supporting Shareholders has agreed to certain other covenants in furtherance of the consummation of the Arrangement, as more particularly set out in the Voting Support Agreements.

The Supporting Shareholders entered into the Voting Support Agreements solely in their capacities as securityholders of the Corporation, and not in their capacities as directors or officers. The Voting Support Agreements do not restrict or limit the Supporting Shareholders from taking any action required to be taken in the discharge of their fiduciary duties as directors or officers of the Corporation.

The Voting Support Agreements automatically terminate upon the earlier of: (i) the Effective Time; and (ii) the termination of the Arrangement Agreement in accordance with its terms, and may also be terminated by mutual agreement or by a Supporting Shareholder in certain circumstances, including if the Consideration is decreased or its form is adversely changed without such Supporting Shareholder’s consent.

Interests of Certain Persons in the Arrangement

In considering the unanimous recommendation of the Special Committee and the unanimous recommendation of the Board with respect to the Arrangement Resolution, Shareholders should be aware that certain Directors and the executive officers of the Corporation, and certain other Shareholders, have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Shareholders generally, as detailed below. Each of the Board and Special Committee is aware of these interests and considered them along with the other matters described above in “The Arrangement – Recommendation of the Special Committee” and “The Arrangement – Recommendation of the Board”.

Other than the interests and benefits described below, none of: (i) the Directors or executive officers of the Corporation; (ii) any individual who has held office as such since the beginning of the Corporation’s last financial year; or (iii) to the knowledge of the Directors and executive officers of the Corporation, any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon in connection with the Arrangement or that would materially affect the Arrangement.

All benefits received, or to be received, by Directors, officers or employees of the Corporation as a result of the Arrangement are, and will be, solely in connection with their services as Directors, officers or employees of the Corporation. No benefit has been, or will be, conferred for the purpose of increasing the value of Consideration payable to any such person for the Shares held by such persons, and no such benefit is, or will be, conditional on such person supporting the Arrangement in any manner. See also “The Arrangement – Voting Support Agreements”, “The Arrangement – Reasons for the Arrangement” and “Certain Legal and Regulatory Matters – Multilateral Instrument 61-101” below.

Treatment of Incentive Securities

In connection with the Arrangement and subject to the completion thereof, notwithstanding the terms of the Omnibus Equity Incentive Plan and the Legacy Option Plan or any applicable Option Agreement or Incentive Award Agreement, the Board unanimously resolved to treat the Incentive Securities in accordance with the terms of the Arrangement Agreement and as contemplated by the Plan of Arrangement.

Pursuant to the Plan of Arrangement: (i) each Corporation Legacy Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed unconditionally vested and exercisable and automatically surrendered and transferred by the holder thereof to the Corporation in exchange for a cash payment from the Corporation, less applicable withholdings, equal to the amount (if any) by which the Consideration Value exceeds the exercise price of such Corporation Legacy Option, multiplied by the number of Shares subject to such Corporation Legacy Option, and, where such amount is zero or negative, such Corporation Legacy Option shall be cancelled for no consideration; (ii) each Corporation Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed unconditionally vested and exercisable and automatically surrendered and transferred by the holder thereof to the Corporation in exchange for a cash payment from the Corporation, less applicable withholdings, equal to the amount (if any) by which the Consideration Value exceeds the exercise price of such Corporation Option, multiplied by the number of Shares subject to such Corporation Option, and, where such amount is zero or negative, such Corporation Option shall be cancelled for no consideration; and (iii) each Corporation DSU, Corporation PSU and Corporation RSU outstanding immediately prior to the Effective Time, whether vested or unvested, will be automatically cancelled and terminated as of the Effective Time in exchange for a cash payment from the Corporation, less applicable withholdings, equal to the Consideration Value multiplied by the number of Shares subject to the applicable Corporation DSU, Corporation PSU and Corporation RSU, with the number of Shares subject to each Corporation PSU determined based on achievement of all applicable performance goals at 100% of their applicable target. As the exercise price of each outstanding Corporation Legacy Option and Corporation Option exceeds the Consideration Value, all Corporation Legacy Options and Corporation Options will be cancelled for no consideration.

As of the date of this Information Circular, there were no Corporation Options, 94,000 Corporation Legacy Options, 314,442 Corporation DSUs, 381,000 Corporation PSUs and 217,262 Corporation RSUs outstanding, and, to the knowledge of the Corporation, after reasonable inquiry, the Directors and executive officers of the Corporation held, in the aggregate, approximately 15,000 Corporation Legacy Options, 314,442 Corporation DSUs, 381,000 Corporation PSUs and 196,168 Corporation RSUs, as detailed below.

Ownership of Securities by Directors and Executive Officers

The Shares and Incentive Securities held by Directors and executive officers of the Corporation and its Subsidiaries will be treated in the same fashion under the Arrangement as those held by any other holder, as described above.

The table below sets forth the Consideration (in the case of Shares) and the cash payments (in the case of Incentive Securities) to be received at Closing (less any applicable withholdings) by each of the Directors and executive officers of the Corporation and its Subsidiaries for the Shares and Incentive Securities beneficially owned, controlled or directed by them as of the date of this Information Circular.

Name (Title)	Shares(1) (%) (Consideration)	Incentive Securities						Estimated Total Cash Consideration (4)	Estimated Total Share Consideration (BRC Shares) (6)
		Corporation Legacy Options(2) (Consideration)		Corporation DSUs (Consideration)		Corporation PSUs (3) (Consideration)	Corporation RSUs (3) (Consideration)
		Vested	Unvested	Vested	Unvested	Unvested	Unvested
Norman Worthington (Chair of the Board)	6,431,733 (19.34%) (US$31,676,285)	Nil.	Nil.	60,547 (US$316,358)	Nil.	Nil.	Nil.	US$31,992,643	306,600
Marc Lederman (Director)	2,022,698 (6.20%) (US$9,961,788)	Nil.	Nil.	60,547 (US$316,358)	Nil.	Nil.	Nil.	US$10,278,146	96,422
Allan Brett (Director)	51,857 (0.33%) (US$255,396)	Nil.	Nil.	60,547 (US$316,358)	Nil.	Nil.	Nil.	US$571,754	2,472
Al Guarino (Director)	40,000 (0.30%) (US$197,000)	Nil.	Nil.	60,547 (US$316,358)	Nil.	Nil.	Nil.	US$513,358	1,906
Joanne Moretti (Director)	Nil. (0.14%)(5) Nil.	Nil.	Nil.	48,528 (US$253,559)	Nil.	Nil.	Nil.	US$253,559	Nil.

Name (Title)	Shares(1) (%) (Consideration)	Incentive Securities						Estimated Total Cash Consideration (4)	Estimated Total Share Consideration (BRC Shares) (6)
		Corporation Legacy Options(2) (Consideration)		Corporation DSUs (Consideration)		Corporation PSUs (3) (Consideration)	Corporation RSUs (3) (Consideration)
		Vested	Unvested	Vested	Unvested	Unvested	Unvested
April Walker (Director)	Nil. (0.07%)(5) Nil.	Nil.	Nil.	23,726 (US$123,968)	Nil.	Nil.	Nil.	US$123,968	Nil.
Charles Salameh (Chief Executive Officer)	409,218 (1.88%) (US$2,015,399)	Nil.	Nil.	Nil.	Nil.	148,500 (US$775,913)	77,000 (US$402,325)	US$3,193,637	19,507
Adrian Back (Interim Chief Financial Officer)	7,070 (0.02%) (US$34,820)	Nil.	Nil.	Nil.	Nil.	Nil.	Nil.	US$34,820	337
Jeremy Wubs (Chief Operating & Technology Officer)	75,957 (0.63%) (US$374,088)	Nil.	Nil.	Nil.	Nil.	90,000 (US$470,250)	46,668 (US$243,840)	US$1,088,178	3,620
Samantha Reburn (Chief Legal & Administrative Officer and Corporate Secretary)	29,229 (0.44%) (US$143,953)	15,000 (Nil)	Nil.	Nil.	Nil.	67,500 (US$352,688)	35,000 (US$182,875)	US$679,516	1,393
Joel Kappes (Chief Customer Officer)	7,421 (0.22%) (US$36,548)	Nil.	Nil.	Nil.	Nil.	45,000 (US$235,125)	22,500 (US$117,563)	US$389,236	353
Mark Strachan (Chief Information Officer)	13,641 (0.17%) (US$67,182)	Nil.	Nil.	Nil.	Nil.	30,000 (US$156,750)	15,000 (US$78,375)	US$302,307	650

Notes:

1.	Percentage ownership calculations are calculated on a partially diluted basis in accordance with MI 61-101 and are based on the issued and outstanding Shares as of the date of this Information Circular.

2.	The outstanding Corporation Legacy Options held by such Directors and executive officers have exercise prices of C$10.92 and C$17.78, each of which exceeds the Consideration Value. Accordingly, such Corporation Legacy Options will be cancelled for no consideration pursuant to the Plan of Arrangement.

3.	There are no vested Corporation PSUs or Corporation RSUs outstanding as of September 28, 2026. Corporation PSUs are shown assuming achievement of all applicable performance goals at 100% of their applicable target.

4.	Amounts in respect of Shares represent the Cash Consideration of US$4.925 per Share and do not include the value of the Share Consideration. Amounts in respect of Corporation DSUs, Corporation PSUs and Corporation RSUs represent the Consideration Value of US$5.225 per underlying Share, payable in cash in accordance with the terms of the Plan of Arrangement. All amounts are rounded to the nearest dollar and are subject to applicable withholdings, if any.

5.	Such Director or executive officer does not hold any Shares. The percentage shown represents the Shares issuable under the Incentive Securities held by such individual, calculated on a partially diluted basis in accordance with MI 61-101 as described in note (1).

6.	Represents the number of BRC Shares issuable as Share Consideration in respect of the Shares held by such Director or executive officer, at 0.04767 of a BRC Share per Share, rounded down to the nearest whole BRC Share. No fractional BRC Shares will be issued and no compensation will be paid in respect of any fractional BRC Share. Incentive Securities are settled in cash and do not receive Share Consideration.

New Employment Agreements

Following completion of the Arrangement, the Purchaser, BRC or one of their respective affiliates may enter into new employment arrangements with one or more executive officers of the Corporation, which could include increased responsibilities and/or benefits. The Purchaser and BRC have advised the Corporation that, as of the date hereof, no agreements, arrangements or understandings with respect to any such new employment arrangements have been reached with any executive officer of the Corporation.

Change of Control Benefits

Other than proceeds payable in respect of Incentive Securities as described herein, there are no change of control benefits payable upon the Closing pursuant to any employment, consulting or other agreements between the Corporation and any of its current and former Directors or executive officers. However, certain employment and other agreements between the Corporation or its Subsidiaries and certain of its current and former executive officers provide for payments or other benefits in connection with a qualifying termination of employment following the completion of a change of control of the Corporation, which would include the Arrangement.

The following table sets out the estimated amounts that would be payable to each executive officer of the Corporation if such executive officer’s employment were terminated in a qualifying termination concurrently with or following the completion of the Arrangement.

Name and Position	Incentive Securities (US$)(1)	Cash Severance (US$)(2)	Total (US$)
Charles Salameh Chief Executive Officer	1,178,238	1,699,500	2,877,738
Jeremy Wubs Chief Operating Officer	714,090	679,800	1,393,890
Samantha Reburn Chief Legal & Administrative Officer	535,563	483,000	1,018,563
Lawrence Stock Former Chief Financial Officer(3)	110,216	185,000	295,216
Mark Strachan Chief Technology & Information Officer(4)	235,125	254,940	490,065

Notes:

1.	Cash payable under the Plan of Arrangement for Corporation RSUs and Corporation PSUs (at 100% of target) held by the named executive officer, at the Consideration Value of US$5.225 per Share.

2.	For Messrs. Salameh and Wubs and Ms. Reburn, payable only upon a termination without cause or resignation for good reason within three months before or twelve months after the change of control. Mr. Salameh is entitled to 150% of base salary and target bonus; Mr. Wubs and Ms. Reburn are each entitled to 12 months’ base salary and target bonus. Excludes accrued amounts and benefits continuation.

3.	Represents the accelerated remaining payments under Mr. Stock’s retirement letter agreement dated June 3, 2026, payable upon the change of control.

4.	Represents six months' base salary plus an amount in respect of his earned but unpaid annual bonus under Mr. Strachan's employment agreement dated December 11, 2023, payable upon the change of control. The bonus amount is payable at the Corporation’s discretion and assumes payment of the full eligible bonus.

Continuing Insurance Coverage for Directors and Officers of the Corporation

The Arrangement Agreement provides that, prior to the Effective Time, the Corporation shall obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Corporation’s and its Subsidiaries’ existing directors’ and officers’ insurance policies for a claims reporting or run-off and extended reporting period of six years from and after the Effective Time, with terms, conditions, retentions and limits of liability that are no less favourable (and otherwise reasonable) to the present and former Directors and officers of the Corporation and its Subsidiaries than the coverage provided under the Corporation’s and its Subsidiaries’ existing policies. The Purchaser and BRC have also agreed to cause the Corporation and its Subsidiaries to honour all rights to indemnification or exculpation in effect at the date of the Arrangement Agreement in favour of present and former Directors and officers of the Corporation and its Subsidiaries in accordance with their terms for a period of not less than six years after the Effective Date. See “The Arrangement Agreement – Covenants – Other Covenants – Insurance and Indemnification; Director and Officer Matters”.

Transaction Bonus Pool

On September 16, 2026, the Board approved a transaction bonus pool in the aggregate amount of US$250,000 (the “Bonus Pool”) to be paid by the Corporation upon Closing to certain employees of the Corporation in recognition of their efforts in connection with the Arrangement and who are not receiving equity consideration as part of the Arrangement. Management has recognized that 11 employees (which does not include any executive officers of the Corporation) have played an integral role in supporting the transaction processes. All recipients of awards under the Bonus Pool will receive their respective awards subject to the Closing.

Source of Funds

The Purchaser and BRC represented to the Corporation in the Arrangement Agreement that the Purchaser and BRC have, or will have at the Effective Time (assuming the funding of the Debt Financing in accordance with the terms of the Debt Financing Commitment Letter), sufficient funds available to satisfy the aggregate Cash Consideration payable by the Purchaser pursuant to the Plan of Arrangement and to satisfy all other obligations payable by the Purchaser pursuant to the Arrangement Agreement and the Plan of Arrangement. The Purchaser and BRC have delivered to the Corporation a copy of the Debt Financing Commitment Letter in connection with the Debt Financing. The Purchaser and BRC have each acknowledged and agreed in the Arrangement Agreement that the Purchaser obtaining financing (including the Debt Financing) is not a condition to any of their respective obligations under the Arrangement Agreement, and the consummation of the Arrangement is not subject to any financing condition.

In addition, BRC has unconditionally and irrevocably guaranteed the due and punctual payment and performance by the Purchaser of its obligations under the Arrangement Agreement. See “The Arrangement Agreement – Covenants – Other Covenants – Debt Financing” and “Risk Factors – Risk Factors Related to the Arrangement – The Purchaser’s ability to complete the Arrangement depends in part on the availability of the Debt Financing”.

Expenses of the Arrangement

The Corporation estimates that expenses in the aggregate amount of approximately US$3.42 million will be incurred by the Corporation in connection with the Arrangement, including legal, financial advisory, accounting, filing fees and costs, the cost of preparing, printing and mailing this Information Circular and fees in respect of the ATB Cormark Fairness Opinion.

Except as otherwise expressly provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement and the transactions contemplated thereunder, including all costs, expenses and fees of the Corporation incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the party incurring such expenses, whether or not the Arrangement is consummated. However, the Purchaser shall be solely responsible for the payment of all filing fees and applicable Taxes payable in respect of any application, notification or other filing made in connection with obtaining the Regulatory Approvals, with each Party being responsible for any legal fees it incurs in connection with such filings. The Purchaser has also agreed to reimburse the Corporation for its reasonable and documented out-of-pocket costs and expenses incurred in connection with its cooperation in respect of the Debt Financing. See “The Arrangement Agreement – Covenants – Other Covenants – Financing Assistance”.

Effects on the Corporation if the Arrangement is Not Completed

If the Arrangement Resolution is not approved by the Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any payment for any of their Shares in connection with the Arrangement and the Corporation will remain a reporting issuer and the Shares will continue to be listed on the TSX and NASDAQ. See “Risk Factors”. The Arrangement Agreement requires that the Corporation pay the Termination Fee of US$5,397,000 in certain circumstances. See “The Arrangement Agreement – Termination Fees and Expenses – Termination Fee”.

Arrangement Mechanics

Arrangement Steps

If the Arrangement Resolution is approved at the Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time. The following description of the steps of the Plan of Arrangement is, along with all other descriptions of the Plan of Arrangement contained in this Information Circular, qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix D of this Information Circular. Shareholders are urged to read the Plan of Arrangement in its entirety.

Commencing at the Effective Time and effective as at one minute intervals starting at the Effective Time, unless stated otherwise, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality:

(1)	each Corporation DSU, Corporation PSU and Corporation RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Omnibus Equity Incentive Plan or any applicable Incentive Award Agreement in relation thereto, shall be, without any further action by or on behalf of the holder of such Corporation DSU, Corporation PSU and/or Corporation RSU, cancelled and terminated in exchange for, subject to the Plan of Arrangement, a cash payment (without interest) from the Corporation equal to the Consideration Value multiplied by the number of Shares subject to the applicable Corporation DSU, Corporation PSU and Corporation RSU (with the number of Shares subject to each Corporation PSU determined based on achievement of all applicable Performance Goals (as such term is defined in the Omnibus Equity Incentive Plan) at 100% of their applicable target) and, with respect to each Corporation DSU, Corporation PSU and Corporation RSU that is cancelled and terminated pursuant to this subsection (1), as of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Corporation DSU, Corporation PSU and/or Corporation RSU, (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation DSU, Corporation PSU and/or Corporation RSU, or under the Omnibus Equity Incentive Plan or the applicable Incentive Award Agreement, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to this subsection (1), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled and terminated;

(2)	each Corporation Legacy Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Legacy Option Plan or any relevant Option Agreement in relation thereto, as applicable, shall be, without any further action by or on behalf of the holder of such Corporation Legacy Option, deemed unconditionally vested and exercisable and surrendered and transferred by the holder thereof to the Corporation in exchange for, subject to the Plan of Arrangement, a cash payment (without interest) from the Corporation equal to the amount (if any) by which the Consideration Value exceeds the exercise price of such Corporation Legacy Option multiplied by the number of Shares subject to such Corporation Legacy Option, and each such Corporation Legacy Option shall immediately be cancelled and terminated and, where such amount is zero or a negative number for any such Corporation Legacy Option, such Corporation Legacy Option shall be cancelled without any consideration and, with respect to each Corporation Legacy Option that is surrendered and transferred pursuant to this subsection (2), as of the effective time of such surrender and transfer: (A) the holder thereof shall cease to be the holder of such Corporation Legacy Option; (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation Legacy Option, or under the Legacy Option Plan or any relevant Option Agreement, as applicable, other than the right to receive the consideration, if any, to which such holder is entitled pursuant to this subsection (2); (C) such holder’s name shall be removed from the applicable register; and (D) all agreements, grants and similar instruments relating thereto, including the Legacy Option Plan, shall be cancelled and terminated;

(3)	each Corporation Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Omnibus Equity Incentive Plan or any relevant Option Agreement in relation thereto, as applicable, shall be, without any further action by or on behalf of the holder of such Corporation Option, deemed unconditionally vested and exercisable and surrendered and transferred by the holder thereof to the Corporation in exchange for, subject to the Plan of Arrangement, a cash payment (without interest) from the Corporation equal to the amount (if any) by which the Consideration Value exceeds the exercise price of such Corporation Option multiplied by the number of Shares subject to such Corporation Option, and each such Corporation Option shall immediately be cancelled and terminated and, where such amount is zero or a negative number for any such Corporation Option, such Corporation Option shall be cancelled without any consideration and, with respect to each Corporation Option that is surrendered and transferred pursuant to this subsection (3), as of the effective time of such surrender and transfer: (A) the holder thereof shall cease to be the holder of such Corporation Option, (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation Option, or under the Omnibus Equity Incentive Plan or any relevant Option Agreement, as applicable, other than the right to receive the consideration, if any, to which such holder is entitled pursuant to this subsection (3), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto, including the Omnibus Equity Incentive Plan, shall be cancelled and terminated;

(4)	simultaneously with subsection (5) below, each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined pursuant to the Plan of Arrangement, and at the effective time of such deemed transfer:

a.	such Dissenting Holder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of its Shares by the Purchaser in accordance with the Plan of Arrangement;

b.	the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

c.	the Purchaser shall be recorded on the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens);

(5)	simultaneously with subsection (4) above, each outstanding Share (other than Shares held by any Dissenting Holder in respect of which Dissent Rights have been validly exercised, but including Shares held by any Dissenting Holder who is ultimately not entitled, for any reason, to be paid fair value for such Shares) shall be transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration, subject to the Plan of Arrangement, and at the effective time of such transfer:

a.	the holder of such Share shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Share;

b.	the holder of such Share shall cease to have any rights as a holder of Shares other than the right to be paid the Consideration in accordance with the Plan of Arrangement;

c.	the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

d.	the Purchaser shall be recorded on the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens).

Depositary Agreement

Odyssey Trust Company is acting as Depositary under the Arrangement. The Depositary will receive deposits of share certificates, if applicable, and accompanying Letters of Transmittal at the offices specified therein. The Depositary will also be responsible for giving of certain notices, if required, and for delivering the Consideration, comprised of the Cash Consideration and the BRC Shares issuable as Share Consideration, for all Shares acquired by the Purchaser under the Arrangement.

Prior to the Effective Date, the Corporation, BRC, the Purchaser and the Depositary will enter into a depositary agreement (the “Depositary Agreement”) pursuant to which the Depositary will receive and hold in escrow the aggregate Cash Consideration and evidence of the BRC Shares issuable as Share Consideration to Shareholders (other than any Dissenting Holder in respect of which Dissent Rights have been validly exercised), as provided in the Plan of Arrangement, and subject to the Depositary receiving all documents required to be delivered as specified under the Depositary Agreement, deliver such Consideration, net of applicable withholdings, to Shareholders following completion of the Arrangement. It is expected that the Depositary will receive customary compensation for its services in connection with processing the Letters of Transmittal and delivering the Consideration, net of applicable withholdings, to former Shareholders, and that the Depositary Agreement will otherwise be on terms customary for a transaction in the nature of the Arrangement.

Letter of Transmittal

Registered Holders will have received a Letter of Transmittal with this Information Circular. The Letter of Transmittal will also be available under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In order for a Registered Holder to receive Consideration for its Shares, such Registered Holder must: (i) properly complete and duly execute a Letter of Transmittal and deliver it to the Depositary; (ii) deposit the share certificate(s), if applicable, representing their Shares with the Depositary; and (iii) provide to the Depositary all other documents and instruments referred to in the Letter of Transmittal or reasonably requested by the Depositary. Registered Holders do not need to deliver a DRS Advice with a duly completed Letter of Transmittal.

The method used to deliver a Letter of Transmittal and any accompanying share certificate(s) and other relevant documents, if any, is at the option and risk of the relevant Registered Holder. Delivery will be deemed effective only when such documents are actually received by the Depositary at the address set out in the Letter of Transmittal or by email to corp.actions@odysseytrust.com. The Corporation, BRC and the Purchaser encourage Registered Holders whose Shares are represented by DRS Advice(s) (and are therefore uncertificated) to deliver a duly executed copy of the Letter of Transmittal, and any other document reasonably required by the Depositary, by email to the Depositary at corp.actions@odysseytrust.com. The Letter of Transmittal cannot be delivered by email if (i) any of the deposited Shares are represented by a share certificate, (ii) the Letter of Transmittal is executed by a Person other than the Registered Holder(s) of the deposited Shares, or (iii) payments for deposited Shares are to be issued in the name of a Person other than the Registered Holder(s) of the deposited Shares. If Shares are represented by a share certificate, the Corporation recommends that the necessary documentation be hand delivered to the Depositary as soon as possible at its office specified in the Letter of Transmittal, and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured is recommended.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. In all cases, delivery of the Consideration will be made only after timely receipt by the Depositary of a duly completed and signed Letter of Transmittal, together with share certificate(s) representing such Shares, if applicable, and such other documents and instruments referred to in the Letter of Transmittal or as the Depositary may reasonably request. The Depositary will deliver the Consideration to a Registered Holder as such Registered Holder is entitled to receive in accordance with the instructions in the Letter of Transmittal. Registered Holders, other than those holding Shares through DRS, who do not have their share certificates should refer to “Lost Certificates” below.

The Corporation and the Purchaser, and after the Effective Time, the Purchaser, reserve the absolute right to instruct the Depositary to waive any irregularity contained in any Letter of Transmittal received by it. As soon as practicable following the later of the Effective Date and the deposit of the Shares, including delivery of the Letter of Transmittal, share certificate(s), if applicable, and other corresponding documents required from the Registered Holder, the Depositary will forward the Consideration payable to the applicable Shareholder in accordance with the Plan of Arrangement (see “Payment of Consideration” below for more information).

Non-Registered Holders are generally not required to take any action to receive their Consideration, which will be delivered to them through their Intermediary. Non-Registered Holders should contact their Intermediary if they have any questions regarding this process. ESPP Holders need not take any action to receive the Consideration to which they are entitled. ESPP Holders will receive a wire or ACH to the ESPP Holder’s banking information on file. If the banking information is not currently on file, they will receive an email requesting that it be updated. ESPP Holders requiring assistance or with questions on how to receive their Consideration can contact the ESPP Administrator at the Service Help Desk by logging into their employee portal or by contacting the ESPP Administrator’s support team at +1-403-879-8295 from Canada, +1-646-968-0653 from the United States or via this link: https://sangoma.globalsharesequity.com/en-US/Home/ContactUs.

Payment of Consideration

Prior to the filing of the Articles of Arrangement, the Purchaser or BRC shall deposit, or arrange to be deposited: (a) for the benefit of the Shareholders (other than the Dissenting Holders), cash with the Depositary in the aggregate amount equal to the aggregate Cash Consideration required to be paid by the Purchaser for the Shares pursuant to the Plan of Arrangement, which cash will be held by the Depositary in escrow as agent and nominee of the Purchaser until completion of the transfer of the Shares to the Purchaser, at which time the Purchaser will have satisfied its obligation to pay such aggregate Cash Consideration and such cash will be held by the Depositary solely for the benefit of and as agent and nominee for such former Shareholders; and (b) for the benefit of the holders of Corporation DSUs, Corporation PSUs, Corporation RSUs, Corporation Legacy Options or Corporation Options, with the Corporation as a non-interest bearing loan to the Corporation, sufficient cash to pay the aggregate amount of cash payable by the Corporation to such holders in accordance with the Plan of Arrangement (including any Taxes required under Law to be withheld and remitted in respect thereof, which shall reduce the amounts to be paid to such holders), which cash will be held by the Corporation as agent and nominee for the Purchaser until the Effective Time, at which time the Corporation will hold such cash for its own account (and the non-interest bearing loan(s) from the Purchaser will arise) until the completion of the associated Plan of Arrangement steps, and at the time of each respective step, the Corporation will have satisfied its obligation to pay the required amounts to the applicable former holders of Incentive Securities and the cash will be held by the Corporation solely for the benefit of and as agent and nominee for the applicable former holders of Incentive Securities. The cash deposited with the Depositary by or on behalf of the Purchaser shall be held in a non-interest-bearing account.

Prior to the filing of the Articles of Arrangement, BRC shall deposit or cause to be deposited with the Depositary evidence of the BRC Shares that the Shareholders are entitled to receive as Share Consideration pursuant to the Plan of Arrangement in book-entry form, to be held by the Depositary as agent and nominee for the Shareholders for distribution in accordance with the Plan of Arrangement. All BRC Shares issued pursuant to the Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes.

Upon surrender to the Depositary of a duly completed and executed Letter of Transmittal, a share certificate which immediately prior to the Effective Time represented outstanding Shares transferred pursuant to the Plan of Arrangement, if applicable, and such additional documents and instruments as the Depositary may reasonably require, each former Shareholder (other than the Dissenting Holders) who surrendered such documents shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such former Shareholder, less any amounts withheld pursuant to the Plan of Arrangement, (a) the number of BRC Shares to which such holder is entitled to receive under the Arrangement, and (b) the Cash Consideration to which such holder is entitled to receive under the Arrangement, and any share certificate so surrendered shall forthwith be cancelled.

The Cash Consideration is denominated in United States Dollars. Registered Holders may elect to receive the Cash Consideration in Canadian Dollars in lieu of United States Dollars by completing the “Currency Election” box in the Letter of Transmittal in accordance with the instructions set forth therein. Non-Registered Holders that wish to make a currency election to receive Canadian Dollars in lieu of United States Dollars in respect of the Cash Consideration payable to them should contact their Intermediary regarding the process and any applicable deadline for making such election.

The exchange rate that will be used to convert the Cash Consideration from United States Dollars into Canadian Dollars, to the extent applicable, will be the rate established by the Depositary, in its capacity as foreign exchange service provider, on the date that the funds are converted, which rate will be based on the prevailing market rates on such date. There is no additional fee payable by Registered Holders in relation to such currency conversions, however the Depositary may earn a commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency. The risks associated with the currency conversion from United States Dollars to Canadian Dollars, including risks relating to the particular date and time at which the funds are converted, will be borne solely by the electing holder.

Following the Effective Time, on the Corporation’s next regular payroll date following the Closing, the Corporation shall deliver to each former holder of Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs and Corporation RSUs, as reflected on the register maintained by or on behalf of the Corporation, through the payroll or equity plan management systems of the Corporation and its Subsidiaries and in a manner consistent with how such individuals otherwise receive payments from the Corporation (or in such other manner as the Corporation and the Purchaser may agree with respect to the timing and manner of such delivery that is consistent with the Omnibus Equity Incentive Plan or the Legacy Option Plan, as applicable, and applicable award agreements, but in any event in readily available funds), the payment, if any, which such holder of Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs and/or Corporation RSUs has the right to receive pursuant to the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement.

No holder of Shares, Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs or Corporation RSUs shall be entitled to receive any consideration with respect to such Shares, Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs or Corporation RSUs other than any cash payment or BRC Share issuance to which such holder is entitled to receive in accordance with the Plan of Arrangement. No dividend or other distribution declared or made after the Effective Time with respect to Shares with a record date after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares.

Lost Certificates

In the event any share certificate which immediately prior to the Effective Time represented one or more Shares that were transferred pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such share certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the Registered Holder thereof on the share register maintained by or on behalf of the Corporation, the Depositary shall issue in exchange for such lost, stolen or destroyed share certificate, a cheque (or other form of immediately available funds) representing the cash amount to which such holder is entitled to receive for such Shares under the Plan of Arrangement in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed share certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Corporation and the Purchaser in a manner satisfactory to the Corporation and the Purchaser (each acting reasonably) against any claim that may be made against the Corporation or the Purchaser with respect to the share certificate alleged to have been lost, stolen or destroyed.

Cancellation of Rights

Until surrendered, each share certificate or DRS Advice that immediately prior to the Effective Time represented Shares (other than Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) shall be deemed after the time in which the transactions contemplated in section 2.3(5) of the Plan of Arrangement (being the transfer of the Shares to the Purchaser in exchange for Consideration) take place to represent only the right to receive upon such surrender the Consideration in lieu of such share certificate or DRS Advice, less any amounts withheld pursuant to the Plan of Arrangement, provided that any such share certificate or DRS Advice formerly representing such Shares not duly surrendered on or before the fourth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in the Corporation, the Purchaser or BRC. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

Any payment made by way of cheque by the Depositary (or the Corporation, if applicable) in accordance with the Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Corporation) or that otherwise remains unclaimed, in each case, on or before the third anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive such payment in respect of Shares, Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs or Corporation RSUs in accordance with the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

No Fractional BRC Shares

No fractional BRC Shares shall be issued to former Shareholders in connection with the Plan of Arrangement. The number of BRC Shares to be issued to former Shareholders shall be rounded down to the nearest whole BRC Share in the event that a former Shareholder would otherwise be entitled to a fractional BRC Share. No compensation will be paid to a former Shareholder in respect of such fractional BRC Share.

Withholding Rights

Each of the Corporation, the Purchaser, the Depositary and any other Person that makes a payment in connection with the Plan of Arrangement, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct or withhold on their behalf, from any amount otherwise payable or deliverable to any Person in connection with the Plan of Arrangement (including any amounts payable to Shareholders exercising Dissent Rights, and dividends and other amounts otherwise payable to any former Shareholders or holders of Incentive Securities), such amounts as are required or as it reasonably determines are required to be deducted and withheld with respect to such payment or delivery under the Tax Act or any provision of any other Law in respect of Taxes, and shall timely remit such withheld amount to the appropriate Governmental Entity. Any such amounts deducted or withheld will be treated for all purposes as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity in accordance with applicable Law.

To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of Shares exceeds the cash component of the Consideration otherwise payable to such holder, the Corporation, the Purchaser, the Depositary or other Person, as applicable, may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder in the form of BRC Shares as is necessary to provide sufficient funds (after deducting reasonable commissions and other reasonable costs and expenses) to enable the Corporation, the Purchaser, the Depositary or other Person, as applicable, to comply with such deduction and/or withholding requirements, and the Corporation, the Purchaser, the Depositary or other Person, as applicable, shall notify such holder and timely remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, promptly pay any portion of such net proceeds that is not required to be so remitted to such holder. Any such sale will be made in accordance with applicable Laws and at prevailing market prices, and none of the Corporation, the Purchaser, the Depositary or other Person will be under any obligation to obtain a particular price for the BRC Shares so sold or be liable for any loss arising out of any such sale.

Rounding of Cash Amounts

If the aggregate cash amount which a Shareholder or a holder of Incentive Securities is entitled to receive pursuant to the Arrangement would otherwise include a fraction of US$0.01, then the aggregate cash amount to which such Person shall be entitled to receive shall be rounded up to the nearest whole US$0.01, except that any aggregate cash amount payable in respect of Corporation Options shall be rounded down to the nearest whole US$0.01. The aggregate cash amount payable to any Person pursuant to the Plan of Arrangement, as determined by the Purchaser, shall be conclusive and binding on such Person and shall not be subject to dispute or challenge.

Certain Legal and Regulatory Matters

Steps to Implementing the Arrangement and Timing

The Arrangement will be implemented by way of a Court-approved plan of arrangement under the OBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

(1)	the Required Shareholder Approval must be obtained;

(2)	the Court must grant the Final Order approving the Arrangement;

(3)	all other conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived (if permitted) by the appropriate Party; and

(4)	the Articles of Arrangement, prepared in the form prescribed by the OBCA and signed by an authorized Director or officer of the Corporation, must be filed with the OBCA Director and a Certificate of Arrangement issued related thereto.

Except as otherwise provided in the Arrangement Agreement, the Corporation will file the Articles of Arrangement with the OBCA Director as soon as reasonably practicable (and in any event not later than the fifth Business Day) after the satisfaction or, where permitted, waiver of the conditions set forth in the Arrangement Agreement (other than those which by their nature are to be satisfied at the Effective Time) unless another time or date is agreed to by the Purchaser and the Corporation.

Although the Corporation’s and the Purchaser’s objective is to have the Effective Date occur as soon as possible after the Meeting and receipt of the Required Regulatory Approvals, the Effective Date could be delayed for a number of reasons, including, but not limited to, any delay in obtaining any required approvals or clearances. The Corporation or the Purchaser may determine not to complete the Arrangement without prior notice to or action on the part of Shareholders. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Shareholder Approval

In order for the Arrangement to become effective, among the completion of other conditions precedent, Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution and any other related matters at the Meeting. Each Shareholder as at the close of business on the Record Date will be entitled to vote on the Arrangement Resolution. The Arrangement Resolution must be approved by: (i) at least two-thirds of the votes cast thereon by the Shareholders present in person (virtually) or represented by proxy at the Meeting; and (ii) a simple majority of votes cast at the Meeting by Shareholders, excluding any Shareholders required to be excluded under MI 61-101 (together, the “Required Shareholder Approval”). At the Meeting, each Shareholder of record at the close of business on the Record Date will be entitled to one vote for each Share held.

The Arrangement Resolution must receive the Required Shareholder Approval in order for the Corporation to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

The full text of the Arrangement Resolution is attached to this Information Circular as Appendix C.

Court Approval

An arrangement of a company under the OBCA requires approval by the Court. On November 3, 2026, the Corporation obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application are attached to this Information Circular as Appendix E and Appendix F, respectively.

If the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, the Corporation will apply to the Court to obtain a Final Order approving the Arrangement and declaring it to be fair and reasonable to the Shareholders. The hearing in respect of the Final Order is scheduled to take place via videoconference or as the Court may direct on December 11, 2026 at 10:00 a.m. (Toronto time), or as soon thereafter as counsel may be heard. Any Shareholder or other interested party who wishes to appear or to be represented by counsel at the hearing of the application for the Final Order may do so but must comply with certain procedural requirements described in the Notice of Application for the Final Order and the Interim Order, including filing a notice of appearance and any supporting materials with the Court and serving same upon the Corporation and the Purchaser via their respective counsel as soon as reasonably practicable and, in any event, no less than four days before such date.

The Court has broad discretion under the OBCA when making orders with respect to arrangements. The Court, when hearing the application for the Final Order, will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement to Shareholders. The Court may approve the Arrangement in any manner it may direct and determine appropriate.

Prior to the hearing in respect of the Final Order, the Court will be advised that BRC intends to rely on the Section 3(a)(10) Exemption for the issuance of the BRC Shares to Shareholders pursuant to the Arrangement, based on the Court’s approval of the Arrangement. Accordingly, the Final Order, if granted, will constitute the basis for the Section 3(a)(10) Exemption with respect to the BRC Shares to be issued pursuant to the Arrangement. See “Certain Legal and Regulatory Matters – U.S. Securities Law Matters”.

Once the Final Order is granted and the other conditions contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, the Articles of Arrangement will be filed with the OBCA Director for issuance of the Certificate of Arrangement giving effect to the Arrangement.

Required Regulatory Approvals

The completion of the Arrangement is subject to the obtaining of the HSR Clearance, the ICA Approval and the Communications Permit Approvals (the “Required Regulatory Approvals”). HSR Clearance was obtained on October 27, 2026. The process for obtaining the remaining Required Regulatory Approvals for the Arrangement is ongoing.

Although the Corporation currently believes that the Parties should be able to obtain all required regulatory approvals and clearances in a timely manner, the Parties cannot be certain when or if they will obtain them.

The obtaining of a Required Regulatory Approval means only that the applicable regulatory requirements have been satisfied or waived or the applicable statutory periods have expired. The obtaining of a Required Regulatory Approval does not constitute an endorsement or recommendation of the Arrangement by any regulatory authority.

Canada

Investment Canada Act

Under Part III of the Investment Canada Act (the “ICA”), an acquisition of control of a Canadian business by a non-Canadian that does not exceed applicable financial thresholds is subject to an administrative notification requirement, which notification may be filed prior to or within thirty days after completion of the transaction.

Pursuant to Part IV.1 of the ICA, certain investments by non-Canadians, including acquisitions of control that are subject to notification under Part III of the ICA, can be made subject to review on grounds that the investment could be injurious to national security. In particular, within forty-five days after a notification has been submitted, the Minister may issue to the investor notice under subsection 25.2(1) or 25.3(1) of the ICA that the investment may be or will be subject to review on grounds that the investment could be injurious to national security. Where such a notice has been received prior to completion of the transaction, a non-Canadian investor cannot complete the transaction until it has received: (i) a notice from the Minister stating that no order for a review will be made; (ii) a notice from the Minister that an order for a national security review of the transaction has been made and stating that no further action will be taken; or (iii) after an order for a national security review has been made and the review has been completed, a notice by the Governor in Council authorizing the transaction to proceed, with or without conditions and subject to any written undertakings provided by the investor.

The transactions contemplated by the Arrangement Agreement constitute an acquisition of control of a Canadian business by a non-Canadian that is subject to administrative notification under Part III of the ICA. Pursuant to the Arrangement Agreement, the Purchaser was required to file a notification of the Arrangement under the ICA as promptly as practicable, and in any event on or before October 2, 2026. The Purchaser submitted a notification that was certified as complete effective as of October 2, 2026. The forty-five day period during which the Minister may issue a notice under subsection 25.2(1) of the ICA or (absent such notice) make an order under subsection 25.3(1) of the ICA in respect of the Arrangement expires on November 16, 2026.

United States

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States) (the “HSR Act”) and the rules promulgated thereunder, the Arrangement may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party to a notifiable transaction must file its respective HSR Act notification with the United States Federal Trade Commission (the “FTC”) and United States Department of Justice (the “DOJ”). A transaction notifiable under the HSR Act may not be completed until the expiration of a statutory waiting period (typically thirty calendar days) following the parties’ filings of their respective HSR Act notification or the early termination of that waiting period. Prior to the expiration of the initial waiting period, the DOJ or the FTC may issue a Request for Additional Information and Documentary Material (a “Second Request”). If a Second Request is issued, the parties may not complete the Arrangement until they substantially comply with the Second Request and observe a second statutory waiting period (typically thirty calendar days), unless the waiting period is terminated earlier by the DOJ or FTC, as applicable, or extended by the parties.

The transactions contemplated by the Arrangement are notifiable under the HSR Act.

Pursuant to the Arrangement Agreement, each of the Parties was required to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act as promptly as practicable, and in any event on or before October 2, 2026. The required HSR Act notifications were filed with the FTC and the DOJ by each of the Corporation and BRC with respect to the Arrangement on October 2, 2026. On October 27, 2026, the FTC granted early termination of the waiting period under the HSR Act, effective as of that date. Accordingly, HSR Clearance has been obtained.

Under the Arrangement Agreement, no Party may extend or consent to any extension of any applicable waiting period, or enter into any agreement with a Governmental Entity not to complete the Arrangement until a time that is later than the Outside Date, without the prior written consent of the other Party, except that the Purchaser may, after consulting in advance with the Corporation, withdraw and refile the HSR Act filings if the Purchaser determines that doing so would enhance the likelihood of obtaining HSR Clearance, in which case a new initial waiting period would commence upon refiling.

At any time before or after completion of the Arrangement, and notwithstanding HSR Clearance, the FTC or the DOJ could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin completion of the Arrangement or seeking divestiture of substantial assets of the Corporation, the Purchaser or BRC, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after completion of the Arrangement, and notwithstanding HSR Clearance, any state could also take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, and private parties may also seek to take legal action under the Antitrust Laws under certain circumstances.

Communications Permits

Sangoma US Inc., a wholly-owned subsidiary of the Corporation, holds or may be deemed to hold certain Communications Permits issued by the U.S. Federal Communications Commission (the “FCC”) and by certain state regulatory authorities, including (i) blanket domestic Section 214 authority pursuant to 47 C.F.R. § 63.01, (ii) an international Section 214 authorization (ITC File No. ITC-214-20150918-00222), and (iii) Certificate No. TSP 00826 issued by the Louisiana Public Service Commission (the “LPSC”). Because the Arrangement will result in an indirect transfer of control of Sangoma US Inc. to the Purchaser and BRC, completion of the Arrangement is conditional on receipt of the Communications Permit Approvals, being the prior approval of the FCC and the LPSC described below.

FCC Approval. Under Section 214 of the U.S. Communications Act of 1934, as amended, and 47 C.F.R. §§ 63.03, 63.04 and 63.24, the prior approval of the FCC is required for the indirect transfer of control of the entity holding or deemed to hold domestic and international Section 214 authority. In determining whether to grant such approval, the FCC considers whether the transfer of control will serve the public interest, convenience and necessity and is consistent with applicable law and the FCC’s rules and policies. Once the application is accepted for filing, the FCC will place it on public notice, and interested parties may file comments or petitions to deny within the periods prescribed by the FCC’s rules. Because Sangoma US Inc.’s immediate parent company is a foreign corporation, organized outside of the U.S., the application is not entitled to presumptive streamlined processing. The applicants have put forth a good faith showing that the application is entitled to presumptive streamlined processing, notwithstanding the foreign ownership issue. FCC staff will review the showing and determine whether to grant the application streamlined processing. If the FCC grants the request for streamlined processing, and unless the FCC later removes the application from such streamlined processing, the transfer of control may be completed on the thirty-first day after public notice accepting the application as complete and subject to streamlined processing with respect to domestic Section 214 authority and on the fourteenth day after public notice with respect to international Section 214 authorization. The FCC may remove the application from streamlined processing at any time after the application is filed if it is determined the application presents any one of several pre-defined criteria.

LPSC Approval. Pursuant to the LPSC’s Regulations for Competition in the Local Telecommunications Market, as amended March 11, 2014 by General Order R-31839, Section 301(M)(1), the prior approval of the LPSC is required for the indirect transfer of control of Sangoma US Inc. as the holder of Certificate No. TSP 00826. In reviewing the application, the LPSC will determine whether the transfer of control is consistent with applicable state law and the public interest.

Pursuant to the Arrangement Agreement, the relevant Party or Parties were required to make the filings in respect of the Communications Permit Approvals as promptly as practicable, and in any event on or before October 2, 2026. Sangoma US Inc. and BRC filed the required application with the FCC on October 2, 2026, and filed the required application with the LPSC on October 2, 2026.

State Notifications. In addition, notices of the indirect transfer of control of Sangoma US Inc., as the holder of certain VoIP registrations or telecommunications authorizations, must be filed with the applicable state regulatory authorities in California and Indiana prior to closing, and in Michigan, Nebraska and South Carolina following closing. A notification must also be filed with the South Dakota Public Utilities Commission prior to closing in respect of the Certificate of Authority originally granted to NetFortris Acquisition Co., Inc. (which subsequently merged into Sangoma US Inc.). These notifications do not require regulatory approval and are not Communications Permit Approvals. The pre-closing notifications were filed with the applicable state regulatory authorities in each of California, Indiana and South Dakota on October 9, 2026. Under the Arrangement Agreement, any post-closing notifications are to be filed in a timely manner following closing.

There can be no assurance that the Communications Permit Approvals will be obtained on a timely basis, without conditions, or at all. See “Risk Factors – Risk Factors Related to the Arrangement – The Required Regulatory Approvals necessary to complete the Arrangement may not be obtained or may only be obtained after substantial delay”.

Multilateral Instrument 61-101

The Corporation is a reporting issuer in all provinces of Canada and, accordingly, is subject to applicable Securities Laws of such provinces, including MI 61-101.

MI 61-101 is intended to regulate certain transactions to ensure equal treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding certain interested or related parties and their joint actors and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101). A transaction is a business combination if, among other things, it is an arrangement as a consequence of which the interest of the holder of an equity security of the issuer (such as the Shares) may be terminated without the holder’s consent (such as the Arrangement) in circumstances where a “related party” (as defined in MI 61-101) of the issuer would, among other things, be entitled to receive, directly or indirectly, as a consequence of the transaction, a “collateral benefit” (as defined in MI 61-101). A “related party” includes a director, senior officer and a person that has beneficial ownership of, or control or direction over, directly or indirectly, securities of the entity carrying more than 10% of the voting rights attached to all of the entity’s outstanding voting securities.

Collateral Benefits

A “collateral benefit” (as defined in MI 61-101) includes any benefit that a related party of the Corporation is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to past or future services as an employee, director or consultant of the Corporation. However, a benefit will not constitute a “collateral benefit” so long as certain conditions are satisfied.

MI 61-101 excludes from the meaning of “collateral benefit” a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, as well as certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer, of an affiliated entity of such issuer or of a successor to the business of such issuer where: (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) at the time the transaction is agreed to, the related party and his or her associated entities beneficially own, or exercise control or direction over, less than one percent (1%) of the outstanding securities of each class of equity securities of the issuer, or (ii) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities the related party beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than five percent (5%) of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities beneficially owned by the related party, and the independent committee’s determination is disclosed in the Information Circular (the “5% Exemption”).

In connection with the Arrangement, certain of the directors and senior officers of the Corporation will receive certain benefits solely in connection with their services as directors, senior officers or employees of the Corporation, the full particulars of which are disclosed under “The Arrangement – Interests of Certain Persons in the Arrangement”. All such benefits received, or to be received, by directors, officers or employees of the Corporation as a result of the Arrangement are, and will be, solely in connection with their services as directors, officers or employees of the Corporation. No such benefit has been, or will be, conferred for the purpose, in whole or in part, of increasing the value of Consideration payable to any such person for the Shares held by such persons, and no conferring of any such benefit is, or will be, conditional on such person supporting the Arrangement in any manner. As at the date of the Arrangement Agreement, no director or senior officer of the Corporation, nor any associated entities of any of the foregoing persons, beneficially owns or exercises control or direction over 1% or more of the Shares, other than (i) Norman A. Worthington, the Chair of the Board, through Old Town Gelato, LLC and Star2Star Holdings, LLC, entities controlled by Mr. Worthington, (ii) Marc Lederman, a Director, through NewSpring Capital, a fund controlled by Mr. Lederman, and (iii) Charles Salameh, the Chief Executive Officer and a Director. Accordingly, other than as described below in respect of Mr. Worthington, Mr. Lederman and Mr. Salameh, no director or senior officer of the Corporation will be receiving a “collateral benefit” in connection with the Arrangement.

Each of Mr. Worthington, Mr. Lederman and Mr. Salameh is entitled to receive certain benefits as a consequence of the Arrangement that differ from the entitlements of Shareholders generally, including, the accelerated vesting and payout of equity incentive awards. Mr. Worthington beneficially owns or exercises control or direction over 19.34%, Mr. Lederman beneficially owns or exercises control or direction over 6.20% and Mr. Salameh beneficially owns or exercises control or direction over 2.08% of the issued and outstanding Shares, in each case on a partially diluted basis calculated in accordance with MI 61-101. The Special Committee reviewed the number of Shares beneficially owned by, or over which control or direction is exercised by, each director and senior officer of the Corporation and their associated entities, and the amount of consideration that each such person expects to be beneficially entitled to receive under the Arrangement in exchange for such Shares. The Special Committee determined that: (i) the value of the benefits to be received by Mr. Worthington in connection with the Arrangement, net of any offsetting costs, is less than 5% of the value of the consideration that he expects to receive under the terms of the Arrangement and, accordingly, Mr. Worthington will not receive a “collateral benefit” in connection with the Arrangement in reliance on the 5% Exemption; and (ii) the value of the benefits to be received by each of Mr. Lederman and Mr. Salameh in connection with the Arrangement, net of any offsetting costs, is greater than 5% of the value of the consideration that he expects to receive under the terms of the Arrangement and, accordingly, each of Mr. Lederman and Mr. Salameh will receive a “collateral benefit” in connection with the Arrangement. See “The Arrangement – Interests of Certain Persons in the Arrangement”. Consequently, the Arrangement constitutes a “business combination” in respect of the Corporation and, as a result, “minority approval” (as defined in MI 61-101) is required for the Arrangement Resolution.

Minority Approval Requirements

Pursuant to the Interim Order, the approval of the Arrangement Resolution requires the affirmative vote of at least two-thirds (66 2/3%) of the votes cast by the Shareholders, voting in accordance with the Interim Order, present in person (virtually) or represented by proxy at the Meeting and entitled to vote. In addition, as the Arrangement is a “business combination”, the Corporation is required to obtain “minority approval” (as defined in MI 61-101) of the Arrangement from the holders of every class of “affected securities” (as defined in MI 61-101) of the Corporation, in each case voting separately as a class. For purposes of the Arrangement, the Shares are “affected securities”. In determining whether minority approval for the Arrangement has been obtained, the Corporation is required under MI 61-101 to exclude the votes attaching to the Shares beneficially owned by, or over which control or direction is exercised by, among others, any “interested party” of the Corporation. Pursuant to MI 61-101, an “interested party” includes any related party who is entitled to receive, directly or indirectly, a “collateral benefit”.

The votes that are required to be excluded from the vote at the Meeting on the Arrangement Resolution for the purposes of determining minority approval for purposes of MI 61-101 are, to the knowledge of the Corporation, after reasonable inquiry, limited to the votes attaching to: (i) the 2,022,698 Shares beneficially owned by, or over which control or direction is exercised by, Marc Lederman, representing approximately 6.2% of the issued and outstanding Shares as of the Record Date; and (ii) the 409,218 Shares beneficially owned by, or over which control or direction is exercised by, Charles Salameh, representing approximately 1.22% of the issued and outstanding Shares as of the Record Date, being, in the aggregate, 2,431,916 Shares, representing approximately 7.42% of the issued and outstanding Shares as of the Record Date. Accordingly, pursuant to MI 61-101, the approval of the Arrangement Resolution requires the affirmative vote of a majority (50%+1) of the votes cast by all holders of Shares present in person (virtually) or represented by proxy at the Meeting and entitled to vote, other than votes attaching to the Shares beneficially owned by, or over which control or direction is exercised by, Marc Lederman and Charles Salameh. Given the limited number of votes to be excluded in determining whether minority approval has been obtained, if the Arrangement is approved by the requisite two-thirds of the votes cast by Shareholders, it will necessarily be the case that the minority approval requirement will be satisfied.

Formal Valuation Requirements

The Corporation is not required to obtain and has not obtained a “formal valuation” under MI 61-101 as no “interested party” (as defined in MI 61-101) of the Corporation is (i) as a consequence of the Arrangement, directly or indirectly, acquiring the Corporation or its business or combining with the Corporation, through an amalgamation, arrangement or otherwise, whether alone or with “joint actors”, or (ii) party to any “connected transaction” (as defined in MI 61-101) to the Arrangement that is a “related party transaction” (as defined in MI 61-101) for which the Corporation is required to obtain a “formal valuation” under MI 61-101.

Prior Valuations and Prior Offers

Neither the Corporation nor any Director or senior officer of the Corporation, after reasonable inquiry, has knowledge of any “prior valuation” (as defined in MI 61-101) in respect of the Corporation that has been made in the twenty-four months before the date hereof.

Except as described elsewhere in this Information Circular, the Corporation has not received any bona fide prior offer (as contemplated in MI 61-101) that relates to the subject matter of or is otherwise relevant to the Arrangement during the twenty-four months prior to the date of the Arrangement Agreement. See “The Arrangement – Background to the Arrangement Agreement”.

Stock Exchange Delisting and Reporting Issuer Status

If the Arrangement is completed, the Purchaser will have acquired all of the issued and outstanding Shares. The Shares, which are currently listed for trading on the TSX under the symbol “STC” and on the NASDAQ under the symbol “SANG”, will be delisted from both the TSX and the NASDAQ following completion of the Arrangement. The Purchaser also expects to apply to have the Corporation cease to be a reporting issuer under Securities Laws, in which case the Corporation will also cease to be required to file continuous disclosure documents with Securities Authorities.

At the same time, upon Closing, BRC will become a reporting issuer in each of the provinces of Canada. BRC will continue to be the publicly traded parent company of the combined business, with the BRC Shares listed on NASDAQ, and the Corporation will become an indirect wholly-owned subsidiary of BRC. Subject to certain exceptions, BRC will be generally exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of BRC to file reports with respect to trades of BRC securities, provided BRC complies with the requirements of U.S. Securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters, and BRC files with the relevant Securities Authorities copies of its documents filed with the SEC under the U.S. Exchange Act.

The distribution of the BRC Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian Securities Laws. BRC Shares received as Share Consideration pursuant to the Arrangement will not be legended and may be resold in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined in Canadian Securities Laws, (ii) no unusual effort is made to prepare the market or to create a demand for the BRC Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling securityholder is an insider or officer of BRC, the selling securityholder has no reasonable grounds to believe that BRC is in default of applicable Canadian Securities Laws.

As a reporting issuer, BRC will be subject to Canadian continuous disclosure and other reporting obligations under applicable Canadian Securities Laws. Most Canadian continuous disclosure requirements are set forth in NI 51-102. The application of these requirements to BRC is modified by various rules providing exemptions for non-Canadian issuers in certain circumstances, including in NI 51-102, NI 71-101 and NI 71-102. NI 51-102 generally requires that issuers file audited annual financial statements and unaudited interim financial statements meeting certain requirements, management’s discussion and analysis relating to its annual and interim financial statements, an annual information form, material change reports and other disclosure items at prescribed times and/or upon the occurrence of certain specified events. BRC will be able to satisfy most of its Canadian reporting obligations under Canadian Securities Laws by filing certain of its U.S. disclosure documents on SEDAR+ at www.sedarplus.ca in accordance with the exemptions set forth in NI 71-101 and NI 71-102; however, it may be required to comply with, or may require exemptive relief to be provided by the Securities Authorities in respect of, certain other Canadian continuous disclosure obligations.

U.S. Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal and state securities laws applicable to Shareholders. All holders of BRC Shares are urged to obtain legal advice to ensure that their resale of such securities complies with applicable U.S. Securities Laws. See also “Management Information Circular – Notice to Shareholders Not Resident in Canada”. Shareholders who resell BRC Shares must also comply with applicable Securities Laws in Canada.

Exemption Relied Upon from the Registration Requirements of the U.S. Securities Act

The issuance of the BRC Shares to Shareholders pursuant to the Arrangement has not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable securities laws of each state of the United States in which the holders reside.

The Section 3(a)(10) Exemption exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general registration requirements under the U.S. Securities Act where, among other things, the terms and conditions of such issuance and exchange are approved, after a hearing upon the substantive and procedural fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or Governmental Entity that is expressly authorized by Law to grant such approval. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered, and the Final Order, if granted by the Court, will constitute the basis for the Section 3(a)(10) Exemption with respect to the issuance of the BRC Shares pursuant to the Arrangement. Prior to the hearing in respect of the Final Order, the Court will be advised that BRC will rely on the Section 3(a)(10) Exemption for the issuance of the BRC Shares, based on the Court’s approval of the Arrangement. Pursuant to the Interim Order, each Shareholder will have the right to appear before the Court at the hearing in respect of the Final Order, provided that such Shareholder enters an appearance within a reasonable time and in accordance with the procedures set out in the Interim Order. See “Certain Legal and Regulatory Matters – Court Approval”.

Resale of BRC Shares Within the United States

The BRC Shares to be issued under the Arrangement will not be subject to resale restrictions under the U.S. Securities Act, except that the U.S. Securities Act imposes restrictions on the resale of BRC Shares received pursuant to the Arrangement by persons who are at the time of a resale, or who were within ninety days prior to the Effective Time or the date of sale, or who at the Effective Time become, “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of BRC. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Persons who are officers, directors or 10% or greater shareholders of an issuer are generally considered to be its “affiliates” for purposes of Rule 144 under the U.S. Securities Act.

Persons who are affiliates (or, if applicable, former affiliates) of BRC may not be able to resell the BRC Shares that they receive pursuant to the Arrangement in the absence of registration under the U.S. Securities Act or reliance upon an exemption therefrom. In general, such persons will be entitled to sell, pursuant to Rule 144 under the U.S. Securities Act, during any three-month period, those BRC Shares that they receive pursuant to the Arrangement, subject to certain restrictions, including volume limitations, manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about BRC. Any Shareholder who is, or will become, an affiliate (or, if applicable, former affiliate) of BRC is urged to consult with its own legal advisor to ensure that any proposed resale of BRC Shares issued to it pursuant to the Arrangement complies with applicable U.S. Securities Act requirements.

State “Blue Sky” Securities Laws

The issuance of the BRC Shares pursuant to the Arrangement will either be registered or qualified under all applicable U.S. state securities laws, or exempt from or not subject to any such registration and qualification requirements.

The Arrangement Agreement

The following is a summary only of the material terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement. Shareholders are urged to read the Arrangement Agreement in its entirety. The full text of the Arrangement Agreement is available on the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Arrangement Agreement establishes and governs the legal relationship among the Corporation, the Purchaser and BRC with respect to the transactions described in this Information Circular. It is not intended to be a source of factual, business or operational information about the Corporation, the Purchaser or BRC.

The Arrangement will be effected pursuant to the arrangement agreement dated September 28, 2026 among BRC, the Purchaser and the Corporation (the “Arrangement Agreement”) and the Plan of Arrangement.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Arrangement will be implemented by way of a statutory plan of arrangement under section 182 of the OBCA pursuant to the terms of the Arrangement Agreement. The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied at or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of the Parties:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order.

(2)	Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement and shall have not been set aside or modified in a manner unacceptable to either the Corporation or the Purchaser, each acting reasonably.

(3)	Illegality. No Law is in effect which prevents, prohibits or makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Corporation, the Purchaser or BRC from consummating the Arrangement.

(4)	Required Regulatory Approvals. Each of the Required Regulatory Approvals shall have been made, given or obtained and be in full force and effect.

(5)	Securities Exemptions and Related Requirements. The BRC Shares to be issued to the Shareholders in exchange for their Shares pursuant to the Plan of Arrangement shall be (i) exempt from the requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable Securities Laws of each applicable state of the United States, and (ii) registered to the extent required by Section 12(b) of the U.S. Exchange Act; provided, however, that the Corporation will not be entitled to rely on this condition in failing to complete the transactions contemplated by the Arrangement Agreement in the event that the Corporation intentionally and knowingly fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the Section 3(a)(10) Exemption, that BRC will rely on the Section 3(a)(10) Exemption for the issuance of such securities, based on the Court’s approval of the Arrangement, and comply with the requirements set forth in the Arrangement Agreement.

Additional Conditions Precedent to the Obligations of the Purchaser and BRC

The Purchaser and BRC are not required to complete the Arrangement unless each of the following conditions is satisfied at or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and BRC and may only be waived, in whole or in part, by the Purchaser or BRC in their sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Corporation:

a.	set forth in paragraph (1) [Organization and Qualification], paragraph (2) [Corporate Authorization], paragraph (3) [Execution and Binding Obligation] and paragraph (5(a)) [No Conflict/Non-Contravention] of Schedule C to the Arrangement Agreement were true and correct in all respects as of the date of the Arrangement Agreement and shall be true and correct in all respects as of the Effective Time, as if made at and as of such time;

b.	set forth in paragraphs (6(a)) and (b) [Capitalization], paragraph (8) [Subsidiaries] and paragraph (14) [Brokers; Expenses] of Schedule C to the Arrangement Agreement were true and correct in all respects as of the date of the Arrangement Agreement other than such failures to be true and correct that, individually or in the aggregate, would be a de minimis inaccuracy, and shall be true and correct as of the Effective Time other than such failures to be true and correct that, individually or in the aggregate, would be a de minimis inaccuracy or as a result of transactions, changes, conditions, events or circumstances expressly permitted under the Arrangement Agreement (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date); and

c.	set forth in Schedule C to the Arrangement Agreement, other than the representations and warranties to which items a. or b. above apply, were true and correct in all respects as of the date of the Arrangement Agreement and shall be true and correct in all respects as of the Effective Time (disregarding for such purposes of this item c. any “materiality”, “material” or Material Adverse Effect qualification, or other concepts of materiality, contained in any such representation or warranty, other than in respect of the usage of the term “Material Contract”), as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date), except in the case of this item c. where the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect;

and the Corporation has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Corporation (in each case without personal liability), addressed to the Purchaser and dated the Effective Date.

(2)	Performance of Covenants. The Corporation shall have fulfilled or complied in all material respects with its covenants contained in the Arrangement Agreement to be fulfilled or complied with by it at or prior to the Effective Time, and has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Corporation (in each case without personal liability), addressed to the Purchaser and dated the Effective Date.

(3)	No Legal Actions. There shall be no Proceeding pending by any Governmental Entity that would reasonably be expected to enjoin or prohibit the Purchaser’s ability to acquire, hold or exercise full rights of ownership over any of the Shares, including the right to vote the Shares, or the business of the Corporation (excluding, for greater certainty, any undertakings, commitments or terms and conditions as are required or as are entered into in connection with the efforts to obtain the Required Regulatory Approvals pursuant to the terms of the Arrangement Agreement).

(4)	Dissent Rights. Dissent Rights have not been validly exercised, and not withdrawn or deemed to have been withdrawn, with respect to more than ten percent (10%) of the issued and outstanding Shares.

(5)	Material Adverse Effect. Since the date of the Arrangement Agreement, there shall have not occurred a Material Adverse Effect which is continuing as of the Effective Time.

Additional Conditions Precedent to the Obligations of the Corporation

The Corporation is not required to complete the Arrangement unless each of the following conditions is satisfied at or before the Effective Time, which conditions are for the exclusive benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Purchaser and BRC set forth in the Arrangement Agreement were true and correct in all respects as of the date of the Arrangement Agreement and shall be true and correct in all respects as of the Effective Time (disregarding for such purposes of this item (1) any “materiality” or “material” qualification contained in any such representation or warranty) as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date), except where the failure or failures to be so true and correct in all respects, individually and in the aggregate, would not reasonably be expected to materially impede or delay the consummation of the Arrangement, and each of the Purchaser and BRC has delivered a certificate confirming same to the Corporation, executed by a senior officer thereof (in each case without personal liability), addressed to the Corporation and dated the Effective Date.

(2)	Performance of Covenants. Each of the Purchaser and BRC has fulfilled or complied in all material respects with their respective covenants contained in the Arrangement Agreement to be fulfilled or complied with by it at or prior to the Effective Time, and each of the Purchaser and BRC has delivered a certificate confirming same to the Corporation, executed by a senior officer thereof (in each case without personal liability), addressed to the Corporation and dated the Effective Date.

(3)	Deposit of Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained in the Arrangement Agreement in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser or BRC has deposited or caused to be deposited with the Depositary in escrow the funds required to be deposited under the Arrangement Agreement.

Closing Date

The closing of the transactions contemplated by the Arrangement Agreement (the “Closing”), including the filing of the Articles of Arrangement with the OBCA Director, shall occur as soon as reasonably practicable (and in any event not later than the fifth Business Day) after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions precedent to the Arrangement described above under “The Arrangement Agreement – Conditions Precedent to the Arrangement” (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Time), unless another time or date is agreed to in writing by the Parties, provided that if on the date the Corporation would otherwise be required to file the Articles of Arrangement pursuant to the Arrangement Agreement, a Party has delivered a Termination Notice (as described below under “The Arrangement Agreement – Covenants – Other Covenants – Notice and Cure Provisions”), the Corporation shall not file the Articles of Arrangement until the Breaching Party has cured the breaches of representations, warranties, covenants or other matters specified in the Termination Notice.

Pursuant to the Arrangement Agreement, in no event shall the Effective Date occur prior to January 1, 2027.

Outside Date

The Arrangement cannot be completed later than January 22, 2027 without triggering termination rights under the Arrangement Agreement, unless such Outside Date is extended by agreement in writing of the Parties. If, after January 1, 2027 but before January 16, 2027, (a) the Corporation reasonably expects that the Effective Date may not occur by the Outside Date as a result of the failure to obtain the Required Regulatory Approvals, (b) such failure is not, and will not be, primarily the result of the Corporation failing to perform any of its covenants or agreements under the Arrangement Agreement in any material respect or breaching any of its representations and warranties under the Arrangement Agreement in any material respect, and (c) no Required Regulatory Approval has been denied by a final and non-appealable decision of a Governmental Entity at such time, then the Corporation may, on or before January 15, 2027, notify the Purchaser in writing of a date by which the Corporation, on the advice of outside counsel and acting reasonably, has determined such condition would reasonably be expected to be satisfied. Upon receipt of such notice, the Purchaser and BRC shall use their respective commercially reasonable efforts to amend the terms of the debt commitment letter obtained by the Purchaser from lenders (together with their respective successors, assigns, affiliates and Representatives, the “Debt Financing Sources”) in respect of debt financing to be obtained in connection with the Arrangement (the “Debt Financing” and such commitment letter, as it may be amended, replaced or otherwise modified in accordance with the Arrangement Agreement, the “Debt Financing Commitment Letter”) to extend the expiry thereof through the date specified by the Corporation (provided that they are not required to agree to economic or other terms that are less favourable in any material respect than those contemplated by the Debt Financing Commitment Letter as in effect on the date of the Arrangement Agreement, as determined by the Purchaser acting reasonably and in good faith).

If the Debt Financing Commitment Letter is so amended, the Purchaser may not terminate the Arrangement Agreement as a result of the occurrence of the Outside Date until the earlier of (A) the expiry or termination of such amended Debt Financing Commitment Letter in accordance with its terms, and (B) the date specified in the Corporation’s notice. In addition, if, prior to the Outside Date, any Party brings an action to enforce specifically the performance of the terms of the Arrangement Agreement by any other Party, the Outside Date shall automatically be extended (1) for the period during which such action is pending, plus twenty Business Days, or (2) by such other time period established by the court presiding over such action.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by each of the Corporation, the Purchaser and BRC. The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement. Certain representations and warranties may not be accurate or complete as of any specified date because they are qualified by certain disclosure provided by the Corporation to the Purchaser or are subject to a standard of materiality or are qualified by a reference to Material Adverse Effect. Therefore, Shareholders should not rely on the representations and warranties as statements of factual information.

The Arrangement Agreement contains representations and warranties of the Corporation relating to organization and qualification, corporate authorization, execution and binding obligation, governmental authorization, no-conflict/non-contravention, capitalization, shareholders’ and similar agreements, Subsidiaries, securities Law matters, compliance with Laws, authorizations and licenses, fairness opinion, no “collateral benefit”, brokers and expenses, Board and Special Committee approval, material contracts, litigation, financial statements, absence of certain changes, related party transactions, supplier relations, taxes, employee plans, employees and labour agreements, property, insurance, anti-money laundering, anti-corruption and sanctions, environmental Laws, intellectual property, privacy and technology, auditor and transfer agent, and Competition Act matters.

In addition, the Arrangement Agreement also contains representations and warranties of the Purchaser and BRC including with respect to organization and qualification, corporate authorization, execution and binding obligation, governmental authorization, non-contravention, litigation, security ownership, certain arrangements, available funds, BRC filings, absence of certain changes, the Share Consideration, debt financing, disclosure documents, compliance with Laws, and the ICA.

The representations and warranties of the Corporation, the Purchaser and BRC contained in the Arrangement Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms.

Covenants

In the Arrangement Agreement, the Corporation, the Purchaser and BRC have agreed to certain covenants, certain of which are described below.

Conduct of the Business of the Corporation

In the Arrangement Agreement, the Corporation has agreed to certain negative and affirmative covenants relating to the operation of its business (including the business of its Subsidiaries) during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms (the “Interim Period”). In particular, the Corporation has covenanted and agreed that, during the Interim Period, except (a) as required, permitted or contemplated by the Arrangement Agreement, (b) as required by Law or any order or directive of a Governmental Entity, (c) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), or (d) as set out in the Disclosure Letter (collectively, the “Specified Exemptions”), it shall, and shall cause each of its Subsidiaries to: (i) conduct business in the Ordinary Course in all material respects; and (ii) use commercially reasonable efforts to maintain and preserve intact, in all material respects, the current business organization, goodwill and assets of the Corporation and its Subsidiaries (taken as a whole) and relationships with the Corporation Service Providers (as a group).

The Corporation has also agreed that, during the Interim Period and except pursuant to the Specified Exemptions, it will not, and will cause its Subsidiaries not to, take certain actions, including amending its Constating Documents, declaring or paying dividends or other distributions, issuing or redeeming securities (subject to certain exceptions, including in respect of outstanding Incentive Securities and the Final Purchase under the ESPP), completing certain acquisitions or dispositions, incurring certain indebtedness, entering into or amending Material Contracts, or making certain changes to compensation and Employee Plans. Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by the Corporation in relation to the conduct of its business during the Interim Period. Nothing in the Arrangement Agreement gives the Purchaser or BRC, directly or indirectly, the right to direct, control or materially influence the Corporation’s business and operations prior to the Effective Date, and the Corporation will continue to exercise complete control and supervision over its business and operations prior to the Effective Date, consistent with the terms of the Arrangement Agreement.

Covenants of the Corporation Regarding the Arrangement

The Corporation has given covenants regarding the Arrangement in favour of the Purchaser, including covenants (other than in connection with obtaining the Regulatory Approvals and with respect to the Debt Financing, which are separately governed under the Arrangement Agreement) to use its commercially reasonable efforts:

(1)	to satisfy all conditions precedent set forth in the Arrangement Agreement and carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement;

(2)	to obtain and maintain all third party or other notices, consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are: (i) necessary or required under any Material Contracts in order to maintain the Material Contracts in full force and effect following completion of the Arrangement; or (ii) otherwise reasonably requested by the Purchaser in connection with the transactions contemplated by the Arrangement Agreement, in each case, on terms that are satisfactory to the Purchaser, acting reasonably and without paying, and without committing itself or the Purchaser or BRC to pay, any consideration or incurring any liability or obligation without the prior written consent of the Purchaser;

(3)	to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Corporation and its Subsidiaries relating to the Arrangement;

(4)	to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it or any of its Subsidiaries is a party or brought against it or any of its Subsidiaries or any of their directors or officers challenging the Arrangement or the Arrangement Agreement;

(5)	not to take any action, to refrain from taking any action, or not permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or the Arrangement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement, other than as permitted under the Arrangement Agreement; and

(6)	to obtain resignations and mutual releases (in a form satisfactory to the Parties, acting reasonably) from each of the directors of the Corporation and its wholly-owned Subsidiaries, the Corporation’s nominated directors on the boards of directors (or equivalent body) of each of its non-wholly owned Subsidiaries (in each case, to the extent requested by the Purchaser) and, to the extent requested by the Purchaser, each officer of the Corporation and its wholly-owned Subsidiaries, and causing them to be replaced by Persons nominated by the Purchaser effective as at the Effective Time.

The Corporation has an obligation to promptly notify the Purchaser of: (i) any Material Adverse Effect occurring or otherwise discovered by the Corporation after the date of the Arrangement Agreement; (ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with the Arrangement Agreement or the Arrangement; (iii) unless prohibited by Law, any notice or other communication from any Governmental Entity (other than in connection with Regulatory Approvals, which is separately governed under the Arrangement Agreement) in connection with the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement (and the Corporation shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); and (iv) any Proceedings commenced or, to the knowledge of the Corporation, threatened against the Corporation or its Subsidiaries or affecting their assets that, if pending on the date of the Arrangement Agreement, would have been required to have been disclosed pursuant to the litigation representation of the Corporation or that relate to the Arrangement Agreement or the Arrangement (provided that, matters relating to the Regulatory Approvals are governed separately by the Arrangement Agreement).

Covenants of the Purchaser and BRC Regarding the Arrangement

Each of the Purchaser and BRC has given covenants regarding the Arrangement in favour of the Corporation, including covenants (other than in connection with obtaining the Regulatory Approvals) to use its commercially reasonable efforts:

(1)	to satisfy all conditions precedent set forth in the Arrangement Agreement and carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to the Arrangement Agreement or the Arrangement;

(2)	to provide, obtain and maintain all third party or other notices, consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are: (i) necessary or required under any Material Contracts in order to maintain the Material Contracts in full force and effect following completion of the Arrangement; or (ii) otherwise reasonably requested by the Corporation in connection with the Corporation’s obligations described under paragraph (2) in the section “Covenants of the Corporation Regarding the Arrangement”, in each case, on terms that are satisfactory to the Purchaser, acting reasonably and without paying, and without committing the Purchaser, BRC or the Corporation to pay, any consideration or incurring any liability or obligation that is not conditioned on consummation of the Arrangement;

(3)	to effect all necessary registrations, filings and submissions of information required by Governmental Entities from them relating to the Arrangement or the transactions contemplated by the Arrangement Agreement;

(4)	to, upon reasonable consultation with the Corporation, oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which they are a party or brought against them or their respective directors or officers and challenging the Arrangement or the Arrangement Agreement;

(5)	to ensure that the Section 3(a)(10) Exemption is available for the issuance of the BRC Shares to the Shareholders in exchange for their Shares pursuant to the Plan of Arrangement; and

(6)	not to take any action, to refrain from taking any action, or not permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or the Arrangement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement, other than as permitted under the Arrangement Agreement.

The Purchaser and BRC have an obligation to promptly notify the Corporation of: (i) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with the Arrangement Agreement or the Arrangement; (ii) unless prohibited by Law, any notice or other communication from any Governmental Entity (other than in connection with the Regulatory Approvals, which is separately governed under the Arrangement Agreement) in connection with the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement (and, subject to Law, the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Corporation); and (iii) any Proceedings commenced or, to the knowledge of the Purchaser or BRC, threatened against the Purchaser or BRC or affecting their respective assets that relate to the Arrangement Agreement or the Arrangement, in each case to the extent that such Proceeding would reasonably be expected to impair, impede, materially delay or prevent the Purchaser or BRC from performing its obligations under the Arrangement Agreement (provided that, matters relating to the Required Regulatory Approvals are governed separately by the Arrangement Agreement).

Covenants Regarding Regulatory Approvals

The Arrangement Agreement provides that, subject to the terms thereof, each Party shall use its reasonable best efforts to obtain, or cause to be obtained, as promptly as possible, all Regulatory Approvals that may be or become necessary for its execution and delivery of the Arrangement Agreement and the performance of its obligations under the Arrangement Agreement. Each Party shall cooperate fully with the other Party and its affiliates to the extent reasonably required in seeking to promptly obtain all consents or Authorizations, including the Regulatory Approvals, from the applicable Governmental Entities.

No Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity not to consummate the transactions contemplated by the Arrangement Agreement until a time that is later than the Outside Date, except with the prior written consent of the other Party, provided that the Purchaser may, after consulting in advance with the Corporation, withdraw and refile the HSR Act filings if it determines that doing so would enhance the likelihood of obtaining HSR Clearance. The Parties shall (i) with respect to any other information request from a Governmental Entity in connection with the Regulatory Approvals, use their reasonable best efforts to respond to such information request as promptly as is practicable, and (ii) (A) cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals; and (B) cooperate and coordinate with each other in connection with all steps required to obtain the Regulatory Approvals.

Notwithstanding anything else in the Arrangement Agreement, neither the Purchaser nor BRC shall be required to commence, defend, appeal or otherwise participate in any litigation or other proceeding challenging any action by a Governmental Entity with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement, or to propose, negotiate or agree to or effect, by undertaking, consent agreement, hold separate agreement or otherwise: (i) the sale, divestiture, licensing or disposition of all or any part of the businesses or assets of the Purchaser, BRC, the Corporation or any of their respective affiliates, (ii) the termination of any existing contractual rights, relationships or obligations of the Purchaser, BRC, the Corporation or any of their respective affiliates or the entry into or amendment of any licensing or contractual arrangements of the Purchaser, BRC, the Corporation or any of their respective affiliates, or (iii) the taking of any action that, after consummation of the Arrangement and the transactions contemplated by the Arrangement Agreement, would limit the freedom of action of, or impose any other requirement on, the Purchaser, BRC, the Corporation or any of their respective affiliates. For greater certainty, the Purchaser, acting reasonably, shall decide whether or not any terms, conditions or undertakings imposed or required by the Minister or Governor in Council, as applicable, are acceptable to the Purchaser for the purposes of obtaining the ICA Approval.

The Parties shall jointly devise and implement the strategy for obtaining the Regulatory Approvals. In the event of a disagreement following good faith discussions, and taking the Corporation’s views into consideration, the Purchaser shall be entitled to make the final decision on the strategy, subject to the Purchaser’s compliance with its obligations under the Arrangement Agreement.

The Purchaser shall not, and shall cause its affiliates not to, enter into any merger, acquisition, joint venture or similar transaction that would reasonably be expected to prevent or materially delay the obtaining of any Regulatory Approval or otherwise prevent or materially delay the consummation of the transactions contemplated by the Arrangement Agreement, provided that the foregoing does not restrict or prevent B. Riley Securities, Inc. from engaging in capital markets, investment banking, advisory, underwriting, market-making, brokerage, trading or investment activities, so long as such activities are not undertaken at the direction of the Purchaser or BRC for the purpose of circumventing such restriction.

The Purchaser shall be solely responsible for the payment of all filing fees and applicable Taxes payable in respect of any application, notification or other filing made in respect of the Regulatory Approvals, and each Party shall be responsible for any legal fees it incurs in connection with such filings.

Covenants Regarding the Employee Share Purchase Plan

The Arrangement Agreement provides that all outstanding and issued Shares subject to the ESPP shall be subject to the Plan of Arrangement and the holders thereof shall be entitled to receive the Consideration in respect of such Shares at the same time and on the same conditions as the other Shareholders pursuant to the Plan of Arrangement.

The Arrangement Agreement provides that, no later than immediately prior to the execution of the Arrangement Agreement, the Corporation took all actions that may be necessary or required under the ESPP to ensure that, effective as of the date of the Arrangement Agreement: (i) no new participant may enroll in the ESPP and no current participant in the ESPP may make any further contributions to the ESPP; (ii) the final purchase of Shares under the ESPP (the “Final Purchase”) shall occur as soon as reasonably practicable following the execution of the Arrangement Agreement; and (iii) all amounts allocated to each participant’s account under the ESPP were used to purchase whole Shares under the terms of the ESPP to complete the Final Purchase, and the funds, if any, that remain in each participant’s account after such purchase will be returned to such participant as soon as reasonably practicable. The Arrangement Agreement further required the Corporation to issue all Shares it was obligated to issue to each participant under the ESPP for the Final Purchase promptly upon the close of the Final Purchase (and in any event no later than the tenth Business Day following the date of the Arrangement Agreement). The Final Purchase was completed on October 5, 2026, and the Corporation issued an aggregate of 9,422 Shares to participants under the ESPP in connection therewith on October 5, 2026. No further Shares will be issued or issuable under the ESPP.

The Arrangement Agreement provides that the Corporation shall take any and all necessary actions to terminate the ESPP effective as of immediately prior to the Effective Time and contingent upon the Closing (the “ESPP Termination Time”), and the Purchaser and BRC acknowledge and agree that, subject to applicable Laws, the Corporation shall maintain the ESPP, as amended as described above, in full force and effect until such time. At least ten Business Days prior to the Effective Time, the Corporation shall provide the Purchaser with a copy of any and all resolutions or other corporate action (the form and substance of which shall be subject to prior review and approval by the Purchaser) evidencing that the ESPP will be terminated as of the ESPP Termination Time.

Covenants Regarding Non-Solicitation

The Corporation has provided certain non-solicitation covenants (the “Non-Solicitation Covenants”) in favour of the Purchaser, as set forth below.

Non-Solicitation

(1)	Except as expressly provided in the Arrangement Agreement, the Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its Representatives (and in so doing shall instruct its and its Subsidiaries’ Representatives not to, directly or indirectly):

a.	solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

b.	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser, BRC, their respective affiliates or any Representative of the foregoing) regarding any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that the Corporation may (i) advise any Person of the restrictions in the Arrangement Agreement; (ii) communicate with any Person solely for the purposes of clarifying the terms of any such inquiry, proposal or offer; and/or (iii) in the case of any Person making an Acquisition Proposal, advise such Person that the Board (and the relevant committee thereof) has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal;

c.	make a Change in Recommendation; or

d.	accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangement with any Person (other than the Purchaser, BRC, their respective affiliates or any Representative of the foregoing) in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with the Arrangement Agreement), or any inquiry, proposal or offer that may reasonably be expected to constitute or lead to an Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of the Arrangement Agreement provided that the Board (and the relevant committee thereof) has affirmed the Board Recommendation by or before the end of such five Business Day period).

(2)	The Corporation shall, and shall cause its Subsidiaries and their respective Representatives (in their capacities as such) to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations or other activities with any Person (other than the Purchaser, BRC, their respective affiliates or any Representative of the foregoing) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

a.	promptly, and in any event within twenty-four hours, discontinue access to and disclosure of all information regarding the Corporation or any of its Subsidiaries, including the Data Room, any confidential information, properties, facilities and books and records for any such Person; and

b.	promptly, and in any event within two Business Days, request: (i) the return or destruction of all copies of any confidential information regarding the Corporation or any of its Subsidiaries provided by or on behalf of the Corporation or its Subsidiaries to any such Person since January 1, 2026 in respect of any inquiry, proposal or offer that, if made after the date of the Arrangement Agreement, would have constituted or would have been reasonably expected to constitute an Acquisition Proposal; and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Corporation or any of its Subsidiaries, to the extent that such information has not previously been returned or destroyed (subject to the terms of the applicable confidentiality or similar agreement, including the rights of retention that such Persons may have thereunder).

(3)	The Corporation represents and warrants that none of the Corporation, its Subsidiaries or any of their respective Representatives has waived any confidentiality, standstill or similar agreement, restriction or covenant in respect of an Acquisition Proposal in effect since January 1, 2026 to which the Corporation or any of its Subsidiaries is a party and, the Corporation covenants and agrees that:

a.	the Corporation shall use commercially reasonable efforts to enforce each such confidentiality, standstill, clean team or similar agreement, restriction or covenant or any such agreement, restriction or covenant to which the Corporation may hereafter become a party in accordance with the Arrangement Agreement; and

b.	none of the Corporation, any of its Subsidiaries or any of their respective Representatives have released or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Corporation, or any of its Subsidiaries, in each case, with respect to any confidentiality, standstill or similar agreement or restriction to which the Corporation or any of its Subsidiaries is a party or any such agreement, restriction or covenant to which the Corporation may hereafter become a party to in accordance with the Arrangement Agreement (it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of the Arrangement Agreement or otherwise in accordance with such restrictions shall not be a violation of the Arrangement Agreement).

Notification of Acquisition Proposals

(1)	If the Corporation or any of its Subsidiaries or, to the knowledge of the Corporation, any of its or their respective Representatives, receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Corporation or any of its Subsidiaries in connection with any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, the Corporation shall promptly, and in any event within twenty-four hours, notify the Purchaser, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and provide copies of all material documents, correspondence or other material received in respect of, from or on behalf of any such Person if in writing or electronic form, and if not in writing or electronic form, a detailed description of all material terms of such communication to the Corporation by or on behalf of any such Person.

(2)	The Corporation shall keep the Purchaser reasonably informed, on a prompt basis, of the status of material and substantive developments and the status of discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request, and shall promptly provide to the Purchaser copies of all material correspondence (including copies of any draft definitive agreement relating to such Acquisition Proposal) and any ancillary documents containing material terms to such Acquisition Proposal if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence or communication to the Corporation by or on behalf of any Person making such Acquisition Proposal, inquiry, proposal, offer or request.

Responding to an Acquisition Proposal

Notwithstanding anything to the contrary in the Arrangement Agreement, if at any time prior to obtaining the Required Shareholder Approval, the Corporation receives a bona fide written Acquisition Proposal from a Person or group of Persons, the Corporation may directly or indirectly through one or more of its Representatives, enter into, engage in or participate in discussions or negotiations with such Person(s) regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of any information, properties, facilities, books or records of the Corporation or its Subsidiaries to such Person, if and only if:

(1)	the Board (and any relevant committee thereof) first determines in good faith, after consultation with its financial advisors and its external legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal and has provided the Purchaser with written confirmation thereof;

(2)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with the Corporation (it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of the Arrangement Agreement or otherwise in accordance with such restrictions shall not be a violation of the Arrangement Agreement);

(3)	the making of such Acquisition Proposal did not result from a breach of the Non-Solicitation Covenants in any material respect;

(4)	prior to providing any such copies, access or disclosure, the Corporation enters into an Acceptable Confidentiality Agreement with such Person (or an affiliate of such Person) and provides the Purchaser with an executed copy thereof; and

(5)	any such copies, access or disclosure provided to such Person shall have already been (or will promptly be) provided to the Purchaser (by posting such information to the Data Room or otherwise).

Right to Match

(1)	If, prior to obtaining the Required Shareholder Approval, the Corporation receives an Acquisition Proposal that constitutes a Superior Proposal, the Board may enter into a definitive agreement with respect to such Superior Proposal and concurrently make a Change in Recommendation, if and only if:

a.	the making of the Acquisition Proposal by such Person did not result from a breach by the Corporation of its obligations under the Non-Solicitation Covenants in any material respect;

b.	the Person making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with the Corporation (it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions as a result of the entering into and announcement of the Arrangement Agreement or otherwise in accordance with its terms shall not be considered to be such a restriction);

c.	the Corporation has delivered to the Purchaser a written notice of the determination of the Board (and any relevant committee thereof) that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to the Superior Proposal and (if applicable) make a Change in Recommendation, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

d.	the Corporation or its Representatives have provided to the Purchaser a copy of the proposed definitive agreement with respect to the Superior Proposal (including any financing documents subject to customary confidentiality provisions);

e.	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received the material referenced in item d. above;

f.	during any Matching Period, the Purchaser has had the opportunity, but not the obligation, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

g.	at the end of the Matching Period, the Board (and any relevant committee thereof) has determined in good faith, (i) after consultation with its external legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser) and (ii) after consultation with its external legal counsel, that the failure of the Board to take such action with respect to such Superior Proposal would be inconsistent with its fiduciary duties owed to the Corporation under applicable Law; and

h.	prior to or concurrently with entering into such definitive agreement the Corporation terminates the Arrangement Agreement and pays, or causes to be paid to, the Purchaser the Termination Fee.

(2)	During the Matching Period, or such longer period as the Corporation may approve in its sole discretion in writing for such purpose: (a) the Purchaser shall have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal; (b) the Board shall review any offer made by the Purchaser to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (c) if the Acquisition Proposal would no longer constitute a Superior Proposal, the Corporation shall negotiate in good faith with the Purchaser to make such amendments to the terms of the Arrangement Agreement or the Plan of Arrangement as would enable the Purchaser to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Corporation shall promptly so advise the Purchaser and the Corporation and the Purchaser shall amend the Arrangement Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal, and the Purchaser shall be afforded a new Matching Period from the date on which the Purchaser received the Superior Proposal Notice with respect to the new Superior Proposal from the Corporation in connection therewith.

(4)	At the written request of the Purchaser, the Board shall promptly, and in any event within two Business Days, reaffirm the Board Recommendation by press release after any Acquisition Proposal which the Board has determined not to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of the Arrangement Agreement or the Plan of Arrangement with respect to any such Acquisition Proposal would result in such Acquisition Proposal no longer being a Superior Proposal. The Corporation shall provide the Purchaser and its external legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its external legal counsel.

(5)	If the Corporation provides a Superior Proposal Notice to the Purchaser on a date that is less than ten Business Days before the Meeting, the Corporation shall be permitted to, and upon request from the Purchaser, shall, adjourn or postpone the Meeting to a date that is not more than ten Business Days after the scheduled date of the Meeting; provided, however, that the Meeting shall not be adjourned or postponed to a date later than ten Business Days before the Outside Date.

(6)	Nothing in the Arrangement Agreement shall prohibit the Corporation or the Board from:

a.	responding through a directors’ circular or otherwise to an Acquisition Proposal, but only to the extent required by applicable Securities Law;

b.	making any disclosure to Securityholders if, in the good faith judgement of the Board, after receiving advice from its external legal counsel, failure to make such disclosure would be inconsistent with the fiduciary duties of the Board under applicable Law or the Corporation’s obligations under applicable Securities Law; provided that, the Board shall not be permitted to make a Change in Recommendation other than as permitted under the Arrangement Agreement;

c.	calling and/or holding a meeting of Shareholders after the date of the Meeting in response to a requisition by Shareholders in accordance with the OBCA; or

d.	taking any other action with respect to an Acquisition Proposal as required by a court of competent jurisdiction in accordance with applicable Law.

(7)	Any violation of the restrictions set forth in the Non-Solicitation Covenants by the Corporation’s Subsidiaries or the Corporation’s or its Subsidiaries’ respective Representatives shall be deemed to be a breach of the Non-Solicitation Covenants by the Corporation. Furthermore, the Corporation shall be responsible for any breach of the Non-Solicitation Covenants by its Subsidiaries and its and their respective Representatives.

Other Covenants

Access to Information; Confidentiality

From the date of the Arrangement Agreement until the earlier of the Effective Time and the termination of the Arrangement Agreement, subject to Law and the terms of any existing Contract, the Corporation shall, and shall cause its Subsidiaries to, give to the Purchaser, BRC and their respective Representatives, upon reasonable notice and during normal business hours, reasonable access to its and its Subsidiaries’ books and records (including continuing access to the Data Room), premises, management personnel, Contracts and financial and operating data or other information with respect to the assets or business of the Corporation or its Subsidiaries as the Purchaser, BRC or their respective Representatives may from time to time reasonably request, in each case to the extent reasonably necessary in connection with the consummation of the transactions contemplated by the Arrangement Agreement and/or for integration planning purposes (other than any of the foregoing that relate to the consideration, negotiation and execution of the Arrangement Agreement, the process that led to the negotiation and execution of the Arrangement Agreement or, subject to the Corporation’s notification obligations in respect of Acquisition Proposals, any Acquisition Proposal), so long as the access does not unduly interfere with the conduct of the business of the Corporation or its Subsidiaries, provided that, notwithstanding the foregoing, the Corporation may redact the names of any clients or customers prior to providing such books and records to the Purchaser or BRC.

The Arrangement Agreement does not require the Corporation or its Subsidiaries to permit any access, or to disclose any information that in the reasonable good faith judgment of the Corporation, after consultation with external legal counsel, is likely to result in the breach of any Contract, any violation of any Law, cause any privilege (including solicitor-client privilege) that the Corporation or its Subsidiaries would be entitled to assert to be undermined with respect to such information, is commercially sensitive information, or relates to trade secrets, provided that, the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of such disclosing Party, after consultation with counsel) be managed in a manner compliant with any applicable Laws through the use of customary “clean-room” or other arrangements reasonably acceptable, and not unduly burdensome, to the Corporation. Investigations made by or on behalf of the Purchaser and its affiliates, whether under this access to information provision or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Corporation in the Arrangement Agreement.

The Purchaser and BRC acknowledge that all information furnished to the Purchaser, BRC or their respective Representatives in connection with the transactions contemplated by the Arrangement Agreement or pursuant to the terms of the Arrangement Agreement, including any information provided under the access to information provisions, is subject to the terms of the Confidentiality Agreement. Without limiting the generality of the foregoing, the Purchaser and BRC acknowledge and agree that the Disclosure Letter and all information contained in it is confidential and is subject to the terms of the Confidentiality Agreement.

Notice and Cure Provisions

Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, at any time from the date of the Arrangement Agreement until the earlier of the Effective Time and the time the Arrangement Agreement is terminated in accordance with its terms, of any event or state of facts which occurrence or failure would, or would be reasonably expected to:

(1)	result in the failure of any condition precedent relating to the accuracy of the representations and warranties of the Corporation, or of the Purchaser and BRC, as applicable, to be satisfied; provided that this provision shall not apply in the case of any event or state of facts resulting from actions or omissions of another Party which are required under the Arrangement Agreement; or

(2)	result in the failure of any condition precedent relating to the performance of covenants by the Corporation, or by the Purchaser and BRC, as applicable, to be satisfied.

Notification provided under the notice and cure provisions of the Arrangement Agreement will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties.

The Purchaser may not elect to exercise its right to terminate the Arrangement Agreement for a breach of representation or warranty or failure to perform a covenant by the Corporation, and the Corporation may not elect to exercise its right to terminate the Arrangement Agreement for a breach of representation or warranty or failure to perform a covenant by the Purchaser or BRC, unless the Party seeking to terminate the Arrangement Agreement (the “Terminating Party”) has delivered a written notice (a “Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination.

After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is fifteen Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Meeting, unless the Parties mutually agree otherwise, the Corporation shall postpone or adjourn the Meeting to the earlier of (i) ten Business Days prior to the Outside Date and (ii) the date that is fifteen Business Days following receipt of such Termination Notice by the Breaching Party.

Insurance and Indemnification; Director and Officer Matters

(1)	Prior to the Effective Time, the Corporation shall obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Corporation’s and its Subsidiaries’ existing directors’ and officers’ insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from the Corporation’s current insurance carriers or an insurance carrier with the same or better credit rating with respect to directors’ and officers’ liability insurance (“D&O Insurance”), and with terms, conditions, retentions and limits of liability that are no less favourable (and otherwise reasonable) to the present and former Directors and officers of the Corporation and its Subsidiaries than the coverage provided under the Corporation’s and its Subsidiaries’ existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a present or former Director or officer of the Corporation or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the approval or completion of the Arrangement Agreement, the Arrangement or the other transactions contemplated by the Arrangement Agreement or arising out of or related to the Arrangement Agreement and the transactions contemplated thereby). Notwithstanding the foregoing, the cost of such run off insurance policies or other policies shall not exceed 250% of the current annual premium of the Corporation’s D&O Insurance and in the event the cost of such policies would exceed such amount, the Corporation shall obtain the maximum amount of liability coverage possible for such Directors and officers without exceeding 250% of the current annual premium of the Corporation’s D&O Insurance.

(2)	The Purchaser and BRC shall, from and after the Effective Time, cause the Corporation or the applicable Subsidiary to honour and maintain all rights to indemnification or exculpation that are in effect as of the date of the Arrangement Agreement in favour of present and former employees, officers and Directors of the Corporation and its Subsidiaries and the Corporation’s and its Subsidiaries’ designates, nominees and appointees as officers and Directors of non-wholly owned Subsidiaries, to the fullest extent permitted by the Constating Documents or applicable Law or under indemnification agreements entered into in the Ordinary Course, and acknowledge that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years after the Effective Date.

Pre-Acquisition Reorganization

Subject to the Arrangement Agreement, the Corporation agrees that, upon request of the Purchaser, the Corporation shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to: (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each, a “Pre-Acquisition Reorganization”); (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken; and (iii) cooperate with the Purchaser and its advisors to seek to obtain consents or waivers which might be required, including, if applicable, from the Corporation’s or its Subsidiaries’ lenders under existing debt documentation in connection with any Pre-Acquisition Reorganization, provided that such consents or waivers have been set out in the notice delivered to the Corporation pursuant to the Arrangement Agreement.

The Corporation will not be obligated to participate in any Pre-Acquisition Reorganization unless such Pre-Acquisition Reorganization: (a) can be completed as close as reasonably practicable prior to the Effective Date, and can be reversed or unwound in the event the Arrangement is not completed; (b) is not prejudicial to the Corporation or the Shareholders; (c) does not require the Corporation to obtain the approval of the Shareholders; (d) does not reduce or change the form of the Consideration provided for under the Arrangement; (e) does not prevent or impair the ability of the Corporation or the Purchaser to complete, and will not materially delay the completion of, the Arrangement; (f) does not require the Corporation or any of its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, Shareholders incrementally greater than the Taxes or other consequences to them in connection with the completion of the Arrangement in the absence of such Pre-Acquisition Reorganization; (g) does not result in any breach by the Corporation or any of its Subsidiaries of any Material Contract (unless the counterparty is willing to waive any such breach) or of their respective Constating Documents, organizational documents or Law; (h) does not, in the opinion of the Corporation, acting reasonably and in good faith, unreasonably interfere with the ongoing operations of the Corporation or any of its Subsidiaries; (i) does not require the directors, officers, employees or agents of the Corporation or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent, or that would reasonably be expected to result in any such individual incurring personal liability; and (j) other than with the consent of the Corporation (not to be unreasonably withheld, conditioned or delayed), shall not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under the Arrangement Agreement and has confirmed in writing that it is prepared, and able to promptly and without condition proceed, to effect the Arrangement.

The Purchaser must provide written notice to the Corporation of any proposed Pre-Acquisition Reorganization at least fifteen Business Days prior to the Effective Date. Upon receipt of such notice, the Corporation and the Purchaser shall work cooperatively and use their commercially reasonable efforts to prepare, prior to the Effective Time, all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to the Arrangement Agreement or the Plan of Arrangement (provided that such amendments do not require the Corporation to obtain the approval of the Shareholders).

The Purchaser shall: (i) forthwith reimburse the Corporation for all out-of-pocket costs and expenses incurred in connection with any proposed Pre-Acquisition Reorganization, including any costs incurred by the Corporation to restore its organizational structure to a substantially identical structure as of immediately prior to the implementation of any Pre-Acquisition Reorganization; and (ii) indemnify the Corporation, its Subsidiaries and their Representatives for all direct and indirect liabilities, losses, Taxes, damages, claims, costs, expenses, interest, awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (other than those costs and expenses reimbursed in accordance with the foregoing clause (i)). These indemnification obligations shall survive indefinitely notwithstanding the termination of the Arrangement Agreement.

The Purchaser has agreed that any Pre-Acquisition Reorganization will not be considered in determining whether a representation, warranty, covenant or agreement of the Corporation under the Arrangement Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract).

Post-Closing Employment Matters

(1)	The employees of the Corporation and any of its Subsidiaries who are employed outside of Canada as of immediately prior to the Effective Time are referred to as the “Covered Employees”. Without limiting any additional rights that any Covered Employee may have under employment and other Contracts and pursuant to Law, unless otherwise agreed in writing by the Parties, for a period of at least twelve months following the Effective Time (or such shorter period that the Covered Employee remains employed with the Corporation or its Subsidiaries), the Purchaser and BRC shall, or shall cause the Corporation and its Subsidiaries (or their successors) to, provide to each Covered Employee: (a) base salary or hourly wages that are comparable and no less favourable, in each case, than those in effect immediately prior to the Effective Time; (b) notice of termination, pay in lieu of notice and severance benefits that are substantially similar in the aggregate to those that would have been provided to such Covered Employee under the applicable termination and severance plans, programs, policies, provisions, agreements and arrangements as in effect immediately prior to the Effective Time; (c) commission and short-term incentive opportunities that are substantially similar in the aggregate to the commission and short-term incentive opportunities to which such Covered Employee was entitled immediately prior to the Effective Time, excluding and without regard to any equity or equity-based compensation, plan or retention, transaction or other bonus; and (d) benefits, perquisites and other terms and conditions of employment that are substantially similar in the aggregate to and no less favourable than the benefits, perquisites and other terms and conditions of employment to which such Covered Employee was entitled immediately prior to the Effective Time, excluding and without regard to any defined benefit pension or post-retirement or post-employment health and welfare benefits.

(2)	Without limiting the generality of the foregoing, from and after the Effective Time, the Purchaser and BRC shall cause the Corporation to recognize and give full credit to Covered Employees’ service with the Corporation or any of its Subsidiaries earned prior to the Closing for purposes of eligibility to participate and vesting and, solely with respect to vacation accrual, termination and severance benefits and short-term disability plans, the determination of the levels of benefits, under any corresponding employee benefit or compensation plan, program, agreement or arrangement that may be established or maintained by the Purchaser or BRC which is made available to any Covered Employee on or after the Closing (each, a “New Plan”) to the same extent and for the same purpose as such service was credited to such Covered Employee as of the Effective Date under the similar Employee Plan, except (i) as would result in duplication of benefits, (ii) with respect to benefit accrual under a defined benefit pension plan, or (iii) under any benefit plan that is a frozen benefit plan or provides grandfathered benefits.

(3)	Without limiting the generality of the foregoing, from and after the Effective Time, the Purchaser and BRC shall use commercially reasonable efforts to honour and perform, or to cause the Corporation and its Subsidiaries (or their successors) to honour and perform, all of the obligations of the Corporation and its Subsidiaries under employment and other agreements with Covered Employees and Employee Plans in accordance with their terms as in effect on the date of the Arrangement Agreement (with such modifications as may be made before the Effective Time as permitted by the terms thereof), or as otherwise agreed by the Parties.

(4)	Following the Effective Time, the Purchaser and BRC shall, or shall cause the Corporation and its Subsidiaries (or their successors) to, use commercially reasonable efforts to: (a) ensure that no limitation or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively at work or other limitations or restrictions on coverage are applicable to any Covered Employee or their dependents or beneficiaries under any New Plan that provides health and welfare benefits, except to the extent that such limitations or restrictions were not satisfied under the comparable Employee Plan immediately prior to the Effective Time; and (b) recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Covered Employee (or their dependents or beneficiaries) during the calendar year in which the Effective Time occurs under an Employee Plan that is a group health and welfare plan for purposes of satisfying the corresponding deductible, co-insurance and co-payment limitations and maximum out-of-pocket provisions under any applicable New Plan.

(5)	To be effective as of the day immediately preceding the date on which the Closing occurs, the Corporation shall, or shall cause its applicable Subsidiaries to, cease contributions to and adopt all written resolutions necessary to terminate any Employee Plan qualified under section 401(k) of the Code and of which any of the Corporation or its Subsidiaries is a sponsor (each, a “Corporation 401(k) Plan”). The Corporation shall, or shall cause its applicable Subsidiaries to, provide the Purchaser with evidence that any board resolutions related to the termination of such Corporation 401(k) Plans have been duly adopted and are effective, and the form and substance of such resolutions shall be subject to the review and approval of the Purchaser prior to their adoption. To the extent the Corporation 401(k) Plans are terminated, active Covered Employees shall be eligible to participate in a 401(k) plan maintained by the Purchaser or any of its Subsidiaries as soon as reasonably practicable following the Closing, and shall be entitled to effect a direct rollover of any eligible rollover distributions (including any outstanding loans) to such plan, which rollover may be accomplished in phases as decided upon by the Purchaser in its reasonable discretion. For vesting purposes under such plan, the Purchaser will recognize and give full credit to Covered Employees’ service with the Corporation prior to Closing, and following Closing, Covered Employees will be subject to the vesting requirements of such plan.

(6)	The post-closing employment provisions of the Arrangement Agreement are solely for the benefit of the Parties, do not constitute the establishment or adoption of or an amendment to any employee benefit plan, and no current or former employee or other individual shall be a third party beneficiary of, or have the right to enforce, such provisions. In addition, nothing in such provisions shall: (a) be construed as a commitment on the part of the Purchaser or BRC (or, following Closing, the Corporation or any of its Subsidiaries) to continue the employment of any Covered Employee following Closing, or impair in any way the right of the Purchaser, the Corporation or any of its Subsidiaries to terminate the employment or engagement of any Corporation Service Provider after Closing in accordance with their Contracts or applicable Law; (b) have the effect of affecting or otherwise increasing the severance or termination payments, post-employment benefits or other termination rights of Corporation Service Providers under their current Contracts or applicable Law; or (c) prohibit or in any way impair the Purchaser, BRC, the Corporation or any of their respective Subsidiaries, after Closing, from amending or terminating any Employee Plan or New Plan pursuant to the terms of such plan and applicable Law.

Debt Financing

As described above under “The Arrangement Agreement – Outside Date”, the Purchaser has obtained the Debt Financing Commitment Letter from the Debt Financing Sources in respect of the Debt Financing.

The Purchaser shall use commercially reasonable efforts to: (i) arrange, negotiate and execute the definitive documentation in respect of the Debt Financing (the “Debt Financing Agreements”), and obtain the proceeds of the Debt Financing, on the terms and conditions set forth in the Debt Financing Commitment Letter (or on such other terms as may be acceptable to the Purchaser and the Debt Financing Sources, provided that such other terms do not contain any conditions precedent to the initial funding of the Debt Financing that are materially more onerous to the Purchaser than those contained in the Debt Financing Commitment Letter); (ii) satisfy all conditions precedent applicable to the Purchaser or its affiliates under the Debt Financing Agreements that are within their control; and (iii) cause the Debt Financing Sources to provide the Debt Financing at Closing if all conditions to Closing are satisfied or waived, including by enforcing its rights under the Debt Financing Commitment Letter and the Debt Financing Agreements.

The Purchaser shall not, and shall cause its affiliates not to, amend, alter or waive any term of the Debt Financing Commitment Letter or release any party from its obligations thereunder without the written consent of the Corporation, unless such amendment, alteration or waiver would not reasonably be expected to (a) materially delay or prevent the Closing, (b) adversely impact in any material respect the Purchaser’s ability to complete the transactions contemplated by the Arrangement Agreement at Closing, or (c) adversely impact the ability of the Purchaser to enforce its rights against the other parties to the Debt Financing Commitment Letter, provided that the Purchaser may amend or otherwise modify the Debt Financing Commitment Letter to add one or more arrangers, joint bookrunners, agents or lenders. If any portion of the Debt Financing necessary to fund the Consideration becomes unavailable, the Purchaser shall promptly notify the Corporation and use commercially reasonable efforts to obtain such portion from alternative debt financing sources, provided that the Purchaser shall not be required to agree to economic or other terms that are less favourable in any material respect than those contemplated by the Debt Financing Commitment Letter as in effect on the date of the Arrangement Agreement, as determined by the Purchaser in good faith.

Upon written request, the Purchaser shall keep the Corporation informed of all material activity concerning the Debt Financing, and the Purchaser shall give the Corporation prompt notice: (a) of any breach, threatened (in writing) breach or default by any party to the Debt Financing Commitment Letter of which the Purchaser becomes aware; (b) of the receipt of any written notice or other written communication from any Debt Financing Source with respect to any actual or potential breach, default, termination or repudiation by any party to the Debt Financing Commitment Letter, or a request for amendments or waivers thereto that are or could reasonably be expected to be adverse in any material respect to the timely completion of the Debt Financing; (c) if the Purchaser believes in good faith that it will not be able to obtain all or any portion of the Debt Financing necessary to fund the Consideration, including if it has any reason to believe that it will be unable to satisfy, on a timely basis, any conditions precedent in respect of the Debt Financing; or (d) if the Debt Financing expires or is terminated for any reason. The Purchaser shall provide any information reasonably requested by the Corporation relating to any such circumstance within two Business Days after the Corporation’s written request. The obligations of the Purchaser and BRC to seek an extension of the Debt Financing Commitment Letter in certain circumstances are described above under “The Arrangement Agreement – Outside Date”.

Each of the Purchaser and BRC has acknowledged and agreed that obtaining financing (including the Debt Financing) is not a condition to any of its obligations under the Arrangement Agreement, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Purchaser, and that if any such financing is not obtained, the Purchaser will continue to be obligated to complete the Arrangement, subject to and on the terms of the Arrangement Agreement.

Financing Assistance

From the date of the Arrangement Agreement until the Closing (or the earlier termination of the Arrangement Agreement), the Corporation shall provide, and shall cause its Subsidiaries to provide, and shall use commercially reasonable efforts to have its and its Subsidiaries’ Representatives provide, such cooperation as the Purchaser may reasonably request in connection with the Debt Financing (provided that such request does not unreasonably interfere with the ongoing operations of the Corporation and its Subsidiaries), including, if so requested: (a) participating in a reasonable number of meetings, conference calls, presentations, drafting sessions and due diligence sessions with the Debt Financing Sources; (b) furnishing customary and pertinent financial and other information regarding the Corporation and its Subsidiaries, to the extent within their control and customarily prepared in the Ordinary Course; (c) cooperating reasonably with the Debt Financing Sources’ due diligence; (d) assisting with the preparation of customary rating agency presentations, offering, syndication and other marketing documents (including, if reasonably requested, the execution and delivery of customary representation letters) and reasonably cooperating with related marketing efforts; (e) facilitating the provision of guarantees, the granting of security and the pledging of collateral, provided that any such obligations of the Corporation and its Subsidiaries shall not be effective prior to the Effective Time; (f) providing reasonable assistance in the preparation of pro forma financial information and pro forma financial statements (it being understood that the Purchaser is responsible for the preparation of any pro forma calculations and adjustments); and (g) using commercially reasonable efforts to take corporate action necessary to permit the completion of the Debt Financing, to be effective no earlier than the Effective Time.

The Corporation shall also obtain and deliver to the Purchaser, prior to the Effective Time, customary executed payoff letters (the “Payoff Letters”) and other customary instruments of release, discharge or termination from the lenders, the administrative agent or other applicable creditors under the Credit Facility and any other indebtedness for borrowed money of the Corporation and its Subsidiaries, and shall take all other actions requested by the Purchaser to: (a) fully repay, satisfy, release and discharge all liabilities and obligations of the Corporation and its Subsidiaries thereunder (subject to customary exceptions for surviving contingent indemnification obligations and cash collateralized letters of credit), and release and discharge all Liens securing such indebtedness in all applicable jurisdictions and registries, including the United States Patent and Trademark Office and any other intellectual property registry in which such Liens have been recorded; and (b) terminate the Credit Facility and such other indebtedness and all related loan documents at the Effective Time (the “Credit Facility Termination”).

If requested by the Corporation, the Purchaser or BRC shall, prior to the filing of the Articles of Arrangement, provide the Corporation with sufficient funds, as a non-interest bearing loan, to effect the Credit Facility Termination as of the Effective Time.

Notwithstanding the foregoing, the Corporation and its Subsidiaries are not required to take any action that would: (a) conflict with or violate any applicable Laws or result in, prior to the Closing, a material violation or breach of, or default under, or require a waiver or amendment of, any Material Contract; (b) require providing access to or disclosing information that is subject to confidentiality obligations or could result in the loss of privilege (provided that the Corporation shall inform the Purchaser and the Debt Financing Sources of the general nature of the information being withheld and reasonably cooperate to provide such information in a manner that would not violate such obligations or result in the loss of such privilege); (c) subject any Person to any personal liability; or (d) subject the Corporation, its Subsidiaries or any of their respective agents, officers, directors or employees to any liability, cost, expense, payment or indemnity obligation in connection with the Debt Financing prior to the Closing for which they are not expected to receive reimbursement or indemnity by or on behalf of the Purchaser. In addition, none of the Corporation, its Subsidiaries or their respective agents, officers, directors or employees is required to execute, enter into or perform any agreement, certificate or other document with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing, and no directors of the Corporation or its Subsidiaries who will not be continuing directors are required to pass any resolutions or consents with respect to the Debt Financing that would be effective prior to the Closing or cause the Credit Facility Termination to be effective unless and until the Effective Time has occurred and the Purchaser has provided or caused to be provided the funds necessary to pay in full the amounts required under the Payoff Letters.

The Arrangement Agreement further provides that:

(1)	neither the Corporation nor any of its Subsidiaries will be required to: (a) pay or agree to pay any commitment, consent or other fee or incur any other cost, expense or liability in connection with the Debt Financing prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of the Purchaser; (b) take any action or do anything that would contravene any applicable Law or the Constating Documents of the Corporation or any of its Subsidiaries or result in a breach of the representations, warranties or covenants of the Corporation under the Arrangement Agreement; (c) enter into definitive documentation or commit to take any action that is not contingent upon the Closing and the completion of the Arrangement; or (d) except as required to comply with applicable Law, disclose any information that in the reasonable judgment of the Corporation would result in the disclosure of any trade secrets or similar information, violate any obligations of the Corporation or any other Person with respect to confidentiality, or be reasonably likely to constitute a waiver of solicitor-client privilege, and all non-public or otherwise confidential information regarding the Corporation obtained by the Purchaser, BRC or their respective Representatives in connection therewith is subject to, and will be treated in accordance with, the Confidentiality Agreement; and

(2)	the Purchaser shall (a) promptly upon request by the Corporation, reimburse the Corporation for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees of one outside counsel) incurred by the Corporation, its Subsidiaries or their respective Representatives in connection with their cooperation in respect of the Debt Financing, and (b) indemnify and hold harmless the Corporation, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, judgments, penalties, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing (including the performance of their cooperation obligations) and any information used in connection therewith (other than information provided in writing by the Corporation or its Subsidiaries specifically for use in connection therewith), except to the extent arising from the bad faith, gross negligence, fraud or wilful misconduct of, or wilful breach of the Arrangement Agreement by, the Corporation, its Subsidiaries or their respective Representatives.

The Corporation has agreed that it shall not, and shall cause its affiliates not to, bring or support any action of any kind against the Debt Financing Sources in any way relating to the Arrangement Agreement or the transactions contemplated thereby, including any dispute relating to the Debt Financing, and that it shall not be entitled to seek specific performance of the Arrangement Agreement against any Debt Financing Source in its capacity as a lender, investor, arranger or purchaser in connection with the Debt Financing. Any permitted claims by the Corporation against the Debt Financing Sources relating to the Debt Financing must be brought exclusively in the courts located in the City of Los Angeles in the State of California and are governed by the Laws of the State of California. Accordingly, the Corporation’s recourse in respect of any failure of the Debt Financing is against the Purchaser and BRC, not the Debt Financing Sources.

BRC Guarantee

BRC has, subject to and in accordance with applicable Law, unconditionally and irrevocably guaranteed in favour of the Corporation the due and punctual payment and performance by the Purchaser of the Purchaser’s obligations under the Arrangement Agreement. The guarantee is an absolute, unconditional and continuing guarantee of payment and performance (and not of collectability), applies irrespective of any amendment, release, waiver, extension or other dealing in respect of the guaranteed obligations or any amalgamation, merger or reorganization of BRC or the Purchaser (including in connection with the insolvency or bankruptcy of the Purchaser), and survives until all of the guaranteed obligations have been performed and paid. The Corporation is not required to proceed first against the Purchaser before exercising its rights under the guarantee, and BRC is liable for the guaranteed obligations as if it were the principal obligor. BRC has irrevocably waived any right to revoke the guarantee.

Exchange Delisting

Subject to applicable Law, the Corporation shall use commercially reasonable efforts to cause the Shares to be delisted from the TSX and the NASDAQ promptly after the Effective Time. Each of the Parties has agreed to cooperate in taking all actions necessary to enable, as promptly as practicable following the Effective Time: (i) the delisting of the Shares from the TSX and the NASDAQ (including, if requested by the Purchaser, on or promptly after the Effective Time); (ii) the Corporation ceasing to be a reporting issuer under applicable Securities Laws in Canada; and (iii) the deregistration of the Shares under the U.S. Exchange Act. If the Corporation is reasonably likely to be required to file any quarterly or annual reports under the U.S. Exchange Act during the period between the filing of the Form 25 and the filing of the Form 15 (or Form 15F, as applicable) in connection with the Arrangement, the Corporation will use commercially reasonable efforts to prepare a sufficiently developed draft of any such report so that it can be timely filed.

Cooperation with BRC’s Filing Requirements

During the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the termination of the Arrangement Agreement in accordance with its terms, the Corporation shall reasonably cooperate with BRC and provide such records, documents and financial and other pertinent information regarding the Corporation and its Subsidiaries as may be reasonably requested by BRC or its representatives to prepare all pro forma financial statements required to be included pursuant to Regulation S-X or Regulation S-K or otherwise (including as may be required for a registered public offering of debt or equity or equity-linked securities) in any statements, forms, schedules, reports or other documents filed or furnished by BRC or its affiliates with the SEC.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time (notwithstanding approval of the Arrangement Resolution by the Shareholders and/or receipt of the Final Order) by:

(1)	the mutual written agreement of the Parties; or

(2)	either the Corporation, on the one hand, or the Purchaser, on the other hand, if:

a.	No Required Shareholder Approval. The Required Shareholder Approval is not obtained at the Meeting (or any adjournment or postponement thereof) in accordance with the Interim Order, provided that neither the Corporation nor the Purchaser may terminate the Arrangement Agreement if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

b.	Illegality. After the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Corporation, the Purchaser or BRC from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party may not terminate the Arrangement Agreement if: (i) it has not complied with its obligations under the Arrangement Agreement to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement, and (ii) the enactment, making, enforcement or amendment of such Law has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

c.	Occurrence of Outside Date. The Effective Time does not occur on or prior to 5:00 p.m. (Toronto time) on the Outside Date, provided that (i) a Party may not terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement, and (ii) if the Debt Financing Commitment Letter has been amended as described under “The Arrangement Agreement – Outside Date” above, the Purchaser may not terminate the Arrangement Agreement on this basis until the earlier of (A) the expiry or termination of such amended Debt Financing Commitment Letter in accordance with its terms, and (B) the date specified in the Corporation’s notice; or

(3)	the Corporation if:

a.	Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser or BRC. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser or BRC under the Arrangement Agreement shall have occurred that would cause any condition precedent relating to the accuracy of the representations and warranties of, or the performance of covenants by, the Purchaser and BRC not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of the Arrangement Agreement; provided that the Corporation is not then in breach of the Arrangement Agreement so as to cause any mutual condition precedent or any condition precedent relating to the performance of covenants by the Corporation not to be satisfied;

b.	Superior Proposal. Prior to obtaining the Required Shareholder Approval, the Board (and any relevant committee thereof) authorizes the Corporation, in accordance with and subject to the terms and conditions of the Arrangement Agreement, to enter into a definitive written agreement with respect to a Superior Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with the Arrangement Agreement), provided that prior to or concurrently with such termination the Corporation pays, or causes to be paid, the Termination Fee in accordance with the Arrangement Agreement; or

c.	Failure of Purchaser to Consummate. If:

i.	all mutual conditions precedent and additional conditions precedent to the obligations of the Purchaser and BRC have been and continue to be satisfied or waived by the applicable Party or Parties at the time the Effective Time is required to have occurred (excluding conditions that, by their nature, are to be satisfied at the Effective Time; provided, that such conditions to be satisfied at the Effective Time are capable of being satisfied if the Effective Time were to occur on the date of such notice);

ii.	the Corporation has delivered written notice to the Purchaser to the effect that the mutual conditions precedent and the conditions precedent to the obligations of the Corporation have been and continue to be satisfied or waived (excluding conditions that, by their nature, are to be satisfied at the Effective Time; provided, that such conditions to be satisfied at the Effective Time are capable of being satisfied if the Effective Time were to occur on the date of such notice);

iii.	the Purchaser or BRC fails to (A) deposit or cause to be deposited the funds required to be deposited by it in accordance with the Arrangement Agreement or (B) consummate the Closing, in each case, on or before the date that is three Business Days after the delivery of the notice referenced in subsection ii. above; and

iv.	the Corporation was and has irrevocably confirmed to the Purchaser in writing that it is prepared to consummate the Closing during the three Business Day period referenced in subsection iii. above; or

(4)	the Purchaser if:

a.	Breach of Representation or Warranty or Failure to Perform Covenant by the Corporation. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation under the Arrangement Agreement occurs that would cause any condition precedent relating to the accuracy of the representations and warranties of, or the performance of covenants by, the Corporation not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of the Arrangement Agreement; provided that the Purchaser or BRC are not then in breach of the Arrangement Agreement so as to directly or indirectly cause any mutual condition precedent or any condition precedent relating to the accuracy of the representations and warranties of, or the performance of covenants by, the Purchaser and BRC not to be satisfied;

b.	Change in Recommendation. Prior to obtaining the Required Shareholder Approval, if (i) the Board (and any relevant committee thereof) fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser, or publicly proposes or states an intention to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser, the Board Recommendation, (ii) the Board (or any relevant committee thereof) accepts, approves, endorses, recommends, or publicly proposes to accept, approve, endorse, recommend, any Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or in the event that the Meeting is scheduled to occur within such five Business Day period, beyond the third Business Day prior to the date of the Meeting, as such Meeting may be adjourned in accordance with the Arrangement Agreement), or (iii) the Board (or any relevant committee thereof) fails to publicly recommend or reaffirm the Board Recommendation within five Business Days after having been requested in writing by the Purchaser, acting reasonably, to do so (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Meeting, as such Meeting may be adjourned in accordance with the Arrangement Agreement) (in each of the cases set forth in clause (i), (ii), or (iii), a “Change in Recommendation”);

c.	Material Breach of Non-Solicit. Prior to obtaining the Required Shareholder Approval, the material breach by the Corporation, its Subsidiaries or their respective Representatives of any of the obligations under the Non-Solicitation Covenants; or

d.	Material Adverse Effect. Since the date of the Arrangement Agreement, there has occurred a Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

provided that, in each case the Party desiring to terminate the Arrangement Agreement (other than by the mutual written agreement of the Parties) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for the Party’s exercise of its termination right.

Termination Fees and Expenses

Termination Fee

The Arrangement Agreement specifies that the Corporation will pay the Purchaser a fee of US$5,397,000 (“Termination Fee”) upon termination of the Arrangement Agreement pursuant to one of the events below (each, a “Termination Fee Event”):

(1)	by the Corporation if, prior to obtaining the Required Shareholder Approval, the Board (and any relevant committee thereof) authorizes the Corporation to enter into a definitive written agreement with respect to a Superior Proposal;

(2)	by the Purchaser following a Change in Recommendation prior to obtaining the Required Shareholder Approval;

(3)	by the Purchaser if, prior to obtaining the Required Shareholder Approval, there is a material breach by the Corporation, its Subsidiaries or their respective Representatives of any of the obligations under the Non-Solicitation Covenants;

(4)	by the Corporation or the Purchaser if the Required Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order if, at the time of such termination, the Purchaser could have terminated the Arrangement Agreement in the circumstances described in items (2) or (3) above; provided that neither the Corporation nor the Purchaser may terminate the Arrangement Agreement if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

(5)	by: (a) the Corporation or the Purchaser, as applicable, if the Required Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order or the Effective Time does not occur on or prior to the Outside Date; or (b) the Purchaser due to a wilful breach of a representation, warranty or covenant on the part of the Corporation, but only if:

a.	prior to such termination, a bona fide Acquisition Proposal is publicly made or publicly announced by any Person (other than the Purchaser, BRC, any of their respective affiliates or any Representative of the foregoing) prior to the Meeting and such Acquisition Proposal has not been withdrawn at least five Business Days prior to the Meeting (or, if earlier, prior to the time of the termination of the Arrangement Agreement); and

b.	within twelve months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in the clause above) is consummated or effected, or (B) the Corporation enters into a written definitive agreement (other than an Acceptable Confidentiality Agreement) providing for the consummation of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in the clause above) and such Acquisition Proposal is later consummated or effected (whether or not within twelve months after such termination), provided, however, that for the purposes of this item (5), the term “Acquisition Proposal” shall have the meaning assigned to such term in this Information Circular, except references to “20% or more” shall be deemed to be references to “50% or more”.

If a Termination Fee Event occurs, the Corporation shall pay the Termination Fee to the Purchaser (or as directed by the Purchaser) in consideration for the disposition of the Purchaser’s rights under the Arrangement Agreement, by wire transfer of immediately available funds, as follows: (a) if the Termination Fee is payable pursuant to item (2), (3) or (4) above, the Termination Fee shall be payable within two Business Days following such termination; (b) if the Termination Fee is payable pursuant to item (1) above, the Termination Fee shall be payable prior to or concurrently with such termination; and (c) if the Termination Fee is payable pursuant to item (5) above, the Termination Fee shall be payable within two Business Days following the consummation or effectiveness of the Acquisition Proposal referred to therein. In no event shall the Corporation be obligated to pay the Termination Fee more than once.

Expenses

Except as expressly otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement and the transactions contemplated thereunder, including all costs, expenses and fees of the Corporation incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Injunctive Relief

The Parties agree that irreparable harm would occur for which monetary damages would not be an adequate remedy at Law in the event that any of the provisions of the Arrangement Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed (and further agreed not to take any contrary position in any litigation concerning the Arrangement Agreement) that the Parties shall be entitled to specific performance of the terms of the Arrangement Agreement and an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the Arrangement Agreement or the obligations of the Parties to consummate the Arrangement in accordance with the provisions of the Arrangement Agreement, and to enforce compliance with, or performance of, the terms of the Arrangement Agreement without any requirement for (a) proof of damages or (b) the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Plan of Arrangement, the Interim Order and the Final Order, without further notice to or authorization on the part of the Shareholders and any such amendment may, without limitation:

(1)	change the time for performance of any of the obligations or acts of the Parties;

(2)	waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

(3)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(4)	waive compliance with or modify conditions contained in the Arrangement Agreement.

provided that no such amendment or waiver may reduce or materially adversely affect the Consideration to be received by Shareholders under the Arrangement or change the timing of payment, or the form of, the Consideration without their approval at the Meeting or, following the Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

In addition, certain provisions of the Arrangement Agreement for the benefit of the Debt Financing Sources (including provisions limiting the Corporation’s ability to bring claims against, or seek specific performance from, the Debt Financing Sources) may not be amended in a manner adverse to the Debt Financing Sources without their prior written consent.

Governing Law

The Arrangement Agreement is governed by and will be interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

Each Party has irrevocably attorned and submitted to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Information Concerning the Corporation

Name, Address and Incorporation

Sangoma Technologies Corporation is an Ontario corporation existing under the Business Corporations Act (Ontario). The Corporation was formed on July 1, 2001, by way of a vertical short-form amalgamation among Sangoma.com Inc., 1056574 Ontario Limited and 883750 Ontario Limited, each a wholly-owned subsidiary of Sangoma.com Inc., pursuant to the Business Corporations Act (Ontario). On October 18, 2001, the Corporation changed its name from “Sangoma.com Inc.” to “Sangoma Technologies Corporation”. The Shares are listed for trading on the TSX under the symbol “STC” and on NASDAQ under the symbol “SANG”.

The Corporation’s head office is located at 301 N. Cattlemen Road, Suite 300, Sarasota, Florida, United States 34232 and its registered office is Bay-Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, Canada M5H 2S7.

Business of the Corporation

The Corporation is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises setups. Additionally, Sangoma provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for nine years running in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to drive innovation in communication technology continuously. For more information, visit www.sangoma.com.

Previous Purchases and Sales

NCIB Purchases

The following table sets forth the details regarding all purchases by the Corporation of Shares, including securities exercisable, redeemable or convertible into Shares, during the 12-month period before the date of this Information Circular. All such purchases were made by the Corporation pursuant to its normal course issuer bid that commenced on March 27, 2025 and expired on March 26, 2026 (the “2025 NCIB”). On April 1, 2026, the Corporation announced the renewal of its normal course issuer bid for a further 12-month period commencing April 6, 2026 and ending no later than April 5, 2027, pursuant to which the Corporation may purchase up to 1,663,939 Shares (the “2026 NCIB” and, together with the 2025 NCIB, the “NCIB”). The Corporation has not purchased any Shares under the 2026 NCIB. Pursuant to the terms of the Arrangement Agreement, during the Interim Period the Corporation shall not redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any of its securities, including pursuant to the 2026 NCIB, other than in connection with the settlement of outstanding Incentive Securities, including in connection with withholding to satisfy the exercise price and/or tax obligations with respect to outstanding Incentive Securities.

No purchases of Shares, or securities exercisable, redeemable or convertible into Shares, were made during any month not reflected in the table below.

Time Period	Security	Number of Shares	Average Price per Security	Aggregate Gross Amount
March 2025	Common Shares	26,558	C$6.34	C$168,456
April 2025	Common Shares	126,264	C$6.78	C$855,940
May 2025	Common Shares	255,803	C$8.19	C$2,095,420
June 2025	Common Shares	105,861	C$8.02	C$849,331
October 2025	Common Shares	195,949	C$7.01	C$1,374,994

Previous Sales and Distributions

Except as set out below, no Shares or securities that are convertible into Shares were distributed by the Corporation in the five year period preceding the date of this Information Circular.

Date	Securities Issued	Nature of Distribution	Number of Securities Issued	Average Issue / Exercise Price per Security	Aggregate Gross Proceeds to the Corporation
March 31, 2022	Corporation Legacy Options	Grant under Legacy Option Plan	40,000	C$17.78	Nil
March 31, 2022	Corporation Legacy Options	Grant under Legacy Option Plan	5,000	US$14.23	Nil
June 30, 2022	Corporation Legacy Options	Grant under Legacy Option Plan	52,000	C$10.92	Nil
June 30, 2022	Corporation Legacy Options	Grant under Legacy Option Plan	64,000	US$8.47	Nil

Date	Securities Issued	Nature of Distribution	Number of Securities Issued	Average Issue / Exercise Price per Security	Aggregate Gross Proceeds to the Corporation
December 22, 2022	Corporation RSUs	Grant under Omnibus Equity Incentive Plan	87,500	N/A	Nil
December 22, 2022	Corporation PSUs	Grant under Omnibus Equity Incentive Plan	87,500	N/A	Nil
February 21, 2023	Corporation RSUs	Grant under Omnibus Equity Incentive Plan	62,728	N/A	Nil
May 23, 2023	Corporation RSUs	Grant under Omnibus Equity Incentive Plan	3,663	N/A	Nil
December 6, 2023	Corporation RSUs	Grant under Omnibus Equity Incentive Plan	538,200	N/A	Nil
December 6, 2023	Corporation PSUs	Grant under Omnibus Equity Incentive Plan	379,800	N/A	Nil
December 18, 2023	Corporation RSUs	Grant under Omnibus Equity Incentive Plan	105,695	N/A	Nil
February 21, 2024	Corporation RSUs	Grant under Omnibus Equity Incentive Plan	25,000	N/A	Nil
February 21, 2024	Corporation PSUs	Grant under Omnibus Equity Incentive Plan	25,000	N/A	Nil
May 21, 2024	Corporation RSUs	Grant under Omnibus Equity Incentive Plan	7,500	N/A	Nil
May 21, 2024	Corporation PSUs	Grant under Omnibus Equity Incentive Plan	7,500	N/A	Nil
September 1, 2024	Shares	Settlement of Corporation RSUs	197,525	N/A	Nil
September 24, 2024	Corporation RSUs	Grant under Omnibus Equity Incentive Plan	271,000	N/A	Nil
September 24, 2024	Corporation PSUs	Grant under Omnibus Equity Incentive Plan	271,000	N/A	Nil
December 3, 2024	Corporation RSUs	Grant under Omnibus Equity Incentive Plan	64,356	N/A	Nil
December 3, 2024	Shares	Settlement of Corporation RSUs	1,875	N/A	Nil
December 3, 2024	Shares	Settlement of Corporation RSUs	52,975	N/A	Nil
March 4, 2025	Shares	Settlement of Corporation RSUs	1,875	N/A	Nil
March 5, 2025	Shares	Settlement of Corporation RSUs	50,683	N/A	Nil
April 10, 2025	Shares	Settlement of Corporation RSUs	5,000	N/A	Nil

Date	Securities Issued	Nature of Distribution	Number of Securities Issued	Average Issue / Exercise Price per Security	Aggregate Gross Proceeds to the Corporation
June 3, 2025	Shares	Settlement of Corporation RSUs	625	N/A	Nil
June 3, 2025	Shares	Settlement of Corporation RSUs	50,684	N/A	Nil
June 6, 2025	Shares	Settlement of Corporation RSUs	1,250	N/A	Nil
July 17, 2025	Shares	Issued under ESPP (1)	11,267	US$5.40	US$60,841.80
July 17, 2025	Shares	Issued under ESPP (1)	766	C$7.3755	C$5,649.63
September 3, 2025	Shares	Settlement of Corporation RSUs	120,182	N/A	Nil
September 3, 2025	Shares	Settlement of Corporation RSUs	9,375	N/A	Nil
December 2, 2025	Shares	Settlement of Corporation RSUs	3,750	N/A	Nil
December 3, 2025	Shares	Settlement of Corporation RSUs	61,808	N/A	Nil
December 30, 2025	Corporation RSUs	Grant under Omnibus Equity Incentive Plan	78,000	N/A	Nil
January 20, 2026	Shares	Issued under ESPP (1)	16,388	US$4.3695	US$71,607.37
January 20, 2026	Shares	Issued under ESPP (1)	1,229	C$6.0795	C$7,471.71
February 18, 2026	Corporation RSUs	Grant under Omnibus Equity Incentive Plan	254,375	N/A	Nil
February 18, 2026	Corporation PSUs	Grant under Omnibus Equity Incentive Plan	254,375	N/A	Nil
March 3, 2026	Shares	Settlement of Corporation RSUs	2,500	N/A	Nil
March 3, 2026	Shares	Settlement of Corporation RSUs	59,309	N/A	Nil
June 2, 2026	Shares	Settlement of Corporation RSUs	2,500	N/A	Nil
June 2, 2026	Shares	Settlement of Corporation RSUs	57,642	N/A	Nil
July 16, 2026	Shares	Issued under ESPP (1)	17,756	US$3.7215	US$66,078.95
July 16, 2026	Shares	Issued under ESPP (1)	1,483	C$5.139	C$7,621.14
September 2, 2026	Shares	Settlement of Corporation RSUs	10,000	N/A	Nil
September 2, 2026	Shares	Settlement of Corporation RSUs	134,932	N/A	Nil
September 25, 2026	Shares	Settlement of Corporation PSUs	237	N/A	Nil
September 25, 2026	Shares	Settlement of Corporation PSUs	11,637	N/A	Nil
October 5, 2026	Shares	Final Purchase under ESPP (1)	8,683	US$3.078	US$26,726.27
October 5, 2026	Shares	Final Purchase under ESPP (1)	739	C$4.356	C$3,219.08

Notes:

1.	Purchase price is 90% of the fair market value of a Share on the purchase date.

Trading Price and Volume of Shares

The Shares are currently listed for trading on the TSX under the symbol “STC” and on NASDAQ under the symbol “SANG”. The following tables summarize the monthly range of high and low intraday prices per Share, as well as the total monthly trading volumes of the Shares, on the TSX and on NASDAQ during the twelve-month period preceding the date of this Information Circular:

TSX

Month	Price Range (C$)		Trading Volume
	High	Low
November 2025	7.62	6.82	263,742
December 2025	7.53	6.72	530,636
January 2026	7	6.23	517,730
February 2026	7	5.97	528,801
March 2026	6.5	5.18	677,861
April 2026	6.06	5.16	2,006,851
May 2026	6.05	4.71	748,087
June 2026	5.59	4.76	361,176
July 2026	5.95	5.395	244,341
August 2026	5.83	5.25	464,196
September 2026	7.09	4.75	2,876,707
October 2026	7.01	6.37	2,803,357
November 1-6, 2026	6.59	6.19	119,700

NASDAQ

Month	Price Range (US$)		Trading Volume
	High	Low
November 2025	5.37	4.76	82,367
December 2025	5.42	4.80	77,522
January 2026	5.02	4.64	37,334
February 2026	5.10	4.30	108,148
March 2026	4.76	3.71	109,933
April 2026	4.44	3.75	85,547
May 2026	4.35	3.48	163,326
June 2026	3.98	3.40	101,408
July 2026	4.25	3.59	216,230
August 2026	4.18	3.66	87,046
September 2026	5.06	3.44	6,266,729
October 2026	4.95	4.54	2,836,623
November 1-6, 2026	4.71	4.42	210,221

On September 28, 2026, the closing price of the Shares on the TSX was C$5.05. Based on the 20-day volume-weighted average trading price of the shares of common stock of BRC on the NASDAQ as of September 28, 2026, the Consideration has an implied value of US$5.225 (C$7.40) per Share, representing a premium of approximately 47% to the closing price, and a premium of approximately 51% to the 10-day VWAP, of the Shares on the TSX as of September 28, 2026.

Dividends

The Corporation has not declared or paid any dividends on the Shares during the last three years. In addition, under the Arrangement Agreement, the Corporation has agreed that, during the Interim Period, it will not, and will cause its Subsidiaries not to, directly or indirectly, declare, set aside or pay any dividend or other distribution or make any payment (whether in cash, shares or property or any combination thereof) in respect of securities of the Corporation or its Subsidiaries, subject to certain limited exceptions set out in the Arrangement Agreement.

Auditor

KPMG LLP has been the auditor of the Corporation since the fiscal year ended June 30, 2022.

Additional Information

Financial information is provided in the Corporation’s comparative financial statements and the Corporation’s management’s discussion and analysis for its most recently completed financial year and in the Corporation’s comparative unaudited interim financial statements and the Corporation’s management’s discussion and analysis for its most recently completed quarterly period. Copies of the Corporation’s financial statements for the most recently completed financial year, together with the auditors’ report thereon, the related management’s discussion and analysis, the Corporation’s unaudited interim financial statements for the most recently completed quarterly period, the related management’s discussion and analysis, the Corporation’s most recent annual information form and this Information Circular can be obtained, free of charge, upon written request to the Corporation (at 301 N. Cattlemen Road, Suite 300 Sarasota, FL, United States 34232, Attention: Samantha Reburn, Chief Legal & Administrative Officer, Corporate Secretary). The Corporation may require payment of a reasonable charge if the request is made by a person who is not a Shareholder. These documents and additional information relating to the Corporation may also be found on the Corporation’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Corporation’s website at www.sangoma.com.

Information Concerning BRC and the Purchaser

Information concerning BRC and the Purchaser is set out in Appendix A to this Information Circular.

The information concerning BRC and the Purchaser contained in this Information Circular, including in Appendix A, has been furnished by BRC or is based on publicly available documents and records. Although the Corporation does not have any knowledge that would indicate that any such information is untrue or incomplete, neither the Corporation nor any of its Directors, officers or advisors assumes any responsibility for the accuracy or completeness of such information, nor for any failure by BRC to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which are unknown to the Corporation.

Dissenting Holders’ Rights

The following is only a summary of the provisions of the OBCA regarding the rights of Dissenting Holders (as modified by the Plan of Arrangement, the Interim Order and the Final Order), which are technical and complex. Shareholders are urged to review a complete copy of section 185 of the OBCA, attached as Appendix G hereto, and those Shareholders who wish to exercise Dissent Rights are also advised to seek legal advice, as failure to comply strictly with the provisions of the OBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss or unavailability of their Dissent Rights.

Registered Holders who hold Shares as of the Record Date have been provided with the right to dissent with respect to the Shares held by such Shareholder as of such date in respect of the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement (the “Dissent Rights”). The following summary is qualified in its entirety by the provisions of section 185 of the OBCA, the Interim Order, the Final Order and the Plan of Arrangement. It is a condition to completion of the Arrangement in favour of the Purchaser that Dissent Rights shall not have been validly exercised, and not withdrawn or deemed to have been withdrawn, in respect of more than ten percent (10%) of the issued and outstanding Shares.

Any Registered Holder who validly exercises Dissent Rights (a “Dissenting Holder”) may be entitled, in the event the Arrangement becomes effective, to be paid by the Purchaser the fair value of the Shares held by such Dissenting Holder (less any amounts withheld pursuant to the Plan of Arrangement), which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted. A Dissenting Holder will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Shares, and will be deemed to not have participated in the transactions in Article 2 of the Plan of Arrangement, other than section 2.3(4) of the Plan of Arrangement. Shareholders are cautioned that fair value could be determined to be less than the amount per Share payable pursuant to the terms of the Arrangement.

Section 185 of the OBCA provides that a Dissenting Holder may only make a claim under that section with respect to all of the shares of a class held by the Dissenting Holder on behalf of any one beneficial owner and registered in the Dissenting Holder’s name. One consequence of this provision is that a Registered Holder may exercise Dissent Rights only in respect of Shares that are registered in that Registered Holder’s name.

In many cases, Shares beneficially owned by a Non-Registered Holder are registered either: (a) in the name of an Intermediary, or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise its Dissent Rights directly. A Non-Registered Holder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom such Shareholder deals in respect of their Shares and instruct the Intermediary to exercise Dissent Rights on its behalf (which, if the Shares are registered in the name of CDS or any other clearing agency, may require that such Shares first be re-registered in the name of the Intermediary).

A Registered Holder who wishes to dissent must provide a written notice of dissent (a “Dissent Notice”) to Odyssey Trust Company, as the Corporation’s transfer agent, at 1100 – 67 Yonge Street, Toronto, Ontario, M5E 1J8, Attention: Nabeel Nazeer, to be received not later than 5:00 p.m. (Toronto time) on December 4, 2026 (or 5:00 p.m. (Toronto time) on the Business Day that is two Business Days immediately preceding any adjourned or postponed Meeting), with a copy to the Corporation’s counsel at Goodmans LLP, Suite 3400, 333 Bay Street, Toronto, Ontario, M5H 2S7, Attention: Michael Partridge. Failure to properly exercise Dissent Rights may result in the loss or unavailability of the right to dissent.

The filing of a Dissent Notice does not deprive a Registered Holder of the right to vote at the Meeting. However, no Registered Holder who has voted FOR the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to their Shares. A vote against the Arrangement Resolution, an abstention from voting, or a proxy submitted instructing a duly appointed proxyholder to vote against the Arrangement Resolution does not constitute a Dissent Notice, but a Registered Holder need not vote their Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote FOR the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Holder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Shares in favour of the Arrangement Resolution and thereby causing the Registered Holder to forfeit Dissent Rights.

Within ten days after Shareholders adopt the Arrangement Resolution, the Corporation is required to notify each Dissenting Holder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Shareholder who voted FOR the Arrangement Resolution or who has withdrawn its Dissent Notice.

A Dissenting Holder who has not withdrawn its Dissent Notice prior to the Meeting must then, within twenty days after receipt of notice that the Arrangement Resolution has been adopted, or if a Dissenting Holder does not receive such notice, within twenty days after learning that the Arrangement Resolution has been adopted, send to the Corporation a written notice containing his or her name and address, the number of Shares in respect of which he, she or it dissents (the “Dissenting Shares”), and a demand for payment of the fair value of the Dissenting Shares (the “Demand for Payment”). Within thirty days after sending a Demand for Payment, a Dissenting Holder must send to the Corporation certificate(s), if any, representing the Dissenting Shares. The Corporation will or will cause its Depositary to endorse on the applicable certificate(s) received from a Dissenting Holder a notice that the Shareholder is a Dissenting Holder and will forthwith return such certificate(s) to such Dissenting Holder.

Failure to strictly comply with the requirements set forth in section 185 of the OBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order may result in the loss of any right to dissent. The execution or exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the OBCA.

After sending a Demand for Payment, a Dissenting Holder ceases to have any rights as a Shareholder in respect of its Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares held by such Dissenting Holder, except where: (i) a Dissenting Holder withdraws its Dissent Notice before the Purchaser makes an offer to pay (an “Offer to Pay”); or (ii) the Purchaser fails to make an Offer to Pay and a Dissenting Holder withdraws the Demand for Payment, in which case a Dissenting Holder’s rights as a Shareholder will be reinstated as of the date of the Demand for Payment.

Pursuant to the Plan of Arrangement, in no case shall the Corporation, the Purchaser, BRC or any other Person be required to recognize a Person exercising Dissent Rights: (i) unless such Person is the Registered Holder of the Shares in respect of which such rights are sought to be exercised as of the Record Date for the Meeting and as of the deadline for exercising such Dissent Rights; (ii) if such Person has voted or instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution; or (iii) unless the Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time.

In addition to any other restrictions under section 185 of the OBCA, none of the following shall be entitled to Dissent Rights: (i) holders of Corporation DSUs, Corporation PSUs, Corporation RSUs, Corporation Legacy Options or Corporation Options; and (ii) Shareholders who vote or have instructed a proxyholder to vote their Shares in favour of the Arrangement Resolution.

Pursuant to the Plan of Arrangement, Dissenting Holders who are ultimately not entitled, for any reason, to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and will be entitled to receive only the Consideration per Share to which holders of Shares who have not exercised Dissent Rights are entitled under the Plan of Arrangement.

The Purchaser is required, not later than seven days after the later of the Effective Date or the date on which a Demand for Payment is received from a Dissenting Holder, to send to each Dissenting Holder who has sent a Demand for Payment, an Offer to Pay for its Dissenting Shares in an amount considered by the Board to be the fair value of the Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay for Shares must be on the same terms. The Purchaser must pay for the Dissenting Shares of a Dissenting Holder within ten days after an Offer to Pay has been accepted by a Dissenting Holder, but any such offer lapses if the Purchaser does not receive an acceptance within thirty days after the Offer to Pay has been made.

If the Purchaser fails to make an Offer to Pay for Dissenting Shares, or if a Dissenting Holder fails to accept an Offer to Pay that has been made, the Purchaser may, within fifty days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Dissenting Shares. If the Purchaser fails to apply to a court, a Dissenting Holder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow. A Dissenting Holder is not required to give security for costs in such an application. The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Dissenting Shares.

Before the Purchaser makes an application to a court or not later than seven days after a Dissenting Holder makes an application to a court, the Purchaser will be required to give notice to each Dissenting Holder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Holders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any Person is a Dissenting Holder who should be joined as a party, and the court will then fix a fair value for the Dissenting Shares of all Dissenting Holders. The final order of a court will be rendered against the Purchaser in favour of each Dissenting Holder for the amount of the fair value of its Dissenting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Holder from the Effective Date until the date of payment.

In no case shall the Corporation, the Purchaser, BRC, the Transfer Agent or any other person be required to recognize a Dissenting Holder as a holder of Shares after the completion of the transfer contemplated by the Plan of Arrangement, and the name of each Dissenting Holder shall be, and shall be deemed to be, removed from the register of Shareholders as at the time those Shares are so transferred and such Shares shall be deemed to have been transferred to the Purchaser free and clear of any Liens.

There can be no assurance that the fair value of Dissenting Shares as determined under the applicable provisions of the OBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement, will be greater than or equal to the Consideration under the Arrangement Agreement. Judicial determination of fair value could delay payment of Consideration in respect of Dissenting Shares.

Risk Factors

The following risk factors should be considered by Shareholders in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Information Circular, including the risk factors relating to BRC and its business under the heading “Risk Factors” in Appendix A to this Information Circular, in addition to the risk factors disclosed under the heading entitled “Risk Factors” in the Corporation’s most recent annual information form and in the Corporation’s most recent management’s discussion and analysis of financial condition and results of operations, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or not considered material to the Corporation, may also adversely affect the Arrangement or the Corporation prior to the completion of the Arrangement.

Risk Factors Related to the Arrangement

There can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived. Failure to complete the Arrangement could negatively impact the market price of the Shares or otherwise adversely affect the business of the Corporation.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of the Corporation and the Purchaser, including receipt of the Required Shareholder Approval and the Required Regulatory Approvals, the granting of the Final Order and the satisfaction of other customary closing conditions. In addition, the completion of the Arrangement by the Purchaser is conditional on, among other things, Dissent Rights not having been exercised by the holders of more than 10% of the issued and outstanding Shares and no Material Adverse Effect having occurred since the date of the Arrangement Agreement that is continuing as of the Effective Time. There can be no certainty, nor can the Corporation or the Purchaser or BRC provide any assurance, that these conditions will be satisfied or waived or, if satisfied or waived, when they will be satisfied. Moreover, a substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could have an adverse effect on the business, financial condition or results of operations of the Corporation or could result in the termination of the Arrangement Agreement and the Arrangement not being completed.

If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Corporation to the completion thereof could have a negative impact on the Corporation’s current business relationships and could have an adverse effect on the current and future operations, financial condition and prospects of the Corporation. In addition, failure to complete the Arrangement for any reason could materially negatively impact the trading price of the Shares.

The Arrangement Agreement may be terminated in certain circumstances, in which case an alternative transaction may not be available.

Each of the Corporation and the Purchaser has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement Agreement will not be terminated by the Corporation or the Purchaser before the completion of the Arrangement. Failure to complete the Arrangement could have a materially negative impact on the trading price of the Shares. If the Arrangement Agreement is terminated, there is no guarantee that an equivalent or greater purchase price for the Shares will be available from an alternative party. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Occurrence of a Material Adverse Effect.

Although a Material Adverse Effect excludes certain events that are beyond the control of the Corporation (such as, but not limited to, changes in general economic, business, financial, banking, currency exchange capital market conditions, industry changes, political conditions, natural disasters, pandemics, missed forecasts or the effects of announcing the Arrangement), there is no assurance that a change having a Material Adverse Effect on the Corporation will not occur after the date of the Arrangement Agreement and before the Effective Time. If such Material Adverse Effect occurs, is continuing as of the Effective Time and the Purchaser does not waive same, the Arrangement would not proceed.

The Required Regulatory Approvals necessary to complete the Arrangement may not be obtained or may only be obtained after substantial delay.

To complete the Arrangement, each of the Parties must make certain filings with and obtain certain consents and approvals from various governmental and regulatory authorities. In particular, while HSR Clearance was obtained on October 27, 2026, the Parties have not yet obtained the ICA Approval and the Communications Permit Approvals, each of which is required to complete the Arrangement. The governmental or regulatory agencies responsible for these regulatory processes could deny permission for, or seek to block or challenge the Arrangement, or seek to impose terms and conditions to granting one of the Required Regulatory Approvals. If any one of the Required Regulatory Approvals is not obtained, a court issues an order prohibiting completion of the Arrangement, or any Law is in effect which makes the consummation of the Arrangement illegal, the Arrangement will not be completed. See “Certain Legal and Regulatory Matters – Required Regulatory Approvals”.

In addition, a substantial delay in obtaining the Required Regulatory Approvals could result in the Arrangement not being completed. In particular, if the Arrangement is not completed by the Outside Date (subject to any extension thereof), either the Corporation or the Purchaser may terminate the Arrangement Agreement (subject to certain limitations), in which case the Arrangement will not be completed.

The Purchaser’s ability to complete the Arrangement depends in part on the availability of the Debt Financing.

The Purchaser intends to fund a portion of the aggregate Cash Consideration with the proceeds of the Debt Financing. Although obtaining financing is not a condition to the obligations of the Purchaser or BRC under the Arrangement Agreement, and BRC has guaranteed the obligations of the Purchaser under the Arrangement Agreement, there can be no assurance that the Debt Financing will be funded on the terms set out in the Debt Financing Commitment Letter or at all. If the Debt Financing is not available and the Purchaser is unable to obtain alternative financing, the Purchaser may be unable to pay the Cash Consideration and the Arrangement may be delayed or may not be completed. In addition, the Debt Financing Commitment Letter is subject to expiry, and there can be no assurance that it will be extended if completion of the Arrangement is delayed. The Corporation has also agreed not to bring claims against, or seek specific performance from, the Debt Financing Sources, such that its recourse in respect of any failure of the Debt Financing is limited to its rights against the Purchaser and BRC under the Arrangement Agreement. See “The Arrangement Agreement – Outside Date” and “The Arrangement Agreement – Covenants – Other Covenants – Debt Financing”.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire the Corporation.

Under the Arrangement Agreement, the Corporation is required to pay the Termination Fee of US$5,397,000 in the event that the Arrangement Agreement is terminated in certain circumstances. This Termination Fee, although considered reasonable by the Special Committee and the Board, may discourage other parties from attempting to enter into transactions with the Corporation, even if those parties would otherwise be willing to offer greater value to Shareholders than that offered by the Purchaser under the Arrangement. Even if the Arrangement Agreement is terminated without payment of the Termination Fee, the Corporation may in the future be required to pay the Termination Fee in certain circumstances. See “The Arrangement Agreement – Termination Fees and Expenses – Termination Fee”.

Shareholders will no longer hold a direct interest in the Corporation following completion of the Arrangement.

Following the completion of the Arrangement, Shareholders will no longer hold Shares and will no longer have a direct interest in the Corporation, its assets, revenues or profits. Although Shareholders will receive BRC Shares as part of the Consideration and will therefore hold an indirect interest in the Corporation’s business through BRC, former Shareholders are expected to hold, in the aggregate, approximately 4% of the outstanding BRC Shares immediately following completion of the Arrangement and, as a result, will have a significantly smaller ability to influence the management and policies of the combined business than they currently have as Shareholders. Shareholders will likewise forego, other than indirectly as holders of BRC Shares, any future increase in value that might result from future growth and the potential achievement of the Corporation’s long-term plans. In the event that the value of the Corporation’s assets or business, prior to, at or after the Effective Date, exceeds the implied value of the Corporation under the Arrangement, Shareholders will not be entitled to additional consideration for their Shares.

The Arrangement is a taxable transaction.

The Arrangement will be a taxable transaction for Shareholders who are residents of Canada for purposes of the Tax Act and, as a result, such Shareholders will generally be required to pay Taxes on any gains that result from their receipt of Consideration pursuant to the Arrangement (including the Share Consideration, which is not eligible for any deferral of taxes). Shareholders who are not residents of Canada for purposes of the Tax Act and that do not hold their Shares as “taxable Canadian property” (as defined in the Tax Act) will generally not be subject to tax under the Tax Act on any gains that result from their receipt of Consideration pursuant to the Arrangement.

Shareholders are advised to carefully read the summary of certain Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations for Shareholders” and U.S. income tax considerations under “Certain U.S. Federal Income Tax Considerations for U.S. Shareholders”, which qualifies the information set out above and to consult with their own tax advisors to determine the tax consequences of the Arrangement to them.

The Arrangement may affect the Corporation’s ability to attract and retain key personnel or affect third party business relationships.

Employees of the Corporation may experience uncertainty about their future roles with the Corporation. This may adversely affect the Corporation’s ability to attract or to retain key management and personnel in the period until the Arrangement is completed or terminated. In response to such uncertainty, the Corporation’s customers and/or clients may delay or defer decisions concerning the Corporation. Any delay or deferral of those decisions by customers and/or clients could adversely affect the business and operations of the Corporation, regardless of whether the Arrangement is ultimately completed. In the event the Arrangement Agreement is terminated, the Corporation’s relationships with future, prospective and current customers and/or clients, suppliers, employees, partners and other stakeholders may be adversely affected. Changes in such relationships could adversely affect the business, financial condition, or results of and operations of the Corporation.

The Corporation will incur costs even if the Arrangement is not completed.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by the Corporation even if the Arrangement is not completed.

The relative trading price of the Shares prior to the Effective Date may be volatile.

Market assessments of the benefits of the Arrangement and the likelihood that the Arrangement will be consummated may impact the volatility of the market price of the Shares prior to the consummation of the Arrangement.

The pending Arrangement may divert the attention of Management.

The pendency of the Arrangement could cause the attention of Management to be diverted from the day-to-day operations of the Corporation, and customers or suppliers may seek to modify or terminate their business relationships with the Corporation. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Corporation.

While the Arrangement is pending, the Corporation is restricted from taking certain actions that could be beneficial to the Corporation or the Shareholders.

Under the Arrangement Agreement, the Corporation must generally conduct its business in the Ordinary Course in all material respects. During the period prior to the completion of the Arrangement, the Corporation is restricted from taking certain specified actions without the consent of the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned by the Purchaser). These restrictions may prevent the Corporation from conducting business in the manner that Management believes is advisable and from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. See “The Arrangement Agreement – Covenants – Conduct of the Business of the Corporation”.

The Arrangement Agreement contains provisions that restrict the ability of the Corporation to solicit Acquisition Proposals from other potential purchasers.

While the terms of the Arrangement Agreement permit the Corporation to consider unsolicited Acquisition Proposals, the Arrangement Agreement contains non-solicitation provisions that restrict the ability of the Corporation and the Board to solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal. See “The Arrangement Agreement – Covenants – Covenants Regarding Non-Solicitation – Non-Solicitation”.

The Purchaser’s right to match may discourage other parties from proposing an alternative transaction.

Under the Arrangement Agreement, as a condition to entering into a definitive agreement in respect of a Superior Proposal, the Corporation is required to offer to the Purchaser the right to match such Superior Proposal. This right may discourage other parties from making a Superior Proposal, even if they would otherwise have been willing to propose an alternative transaction on more favourable terms than the Arrangement. See “The Arrangement Agreement – Covenants – Covenants Regarding Non-Solicitation – Right to Match”.

The Corporation and the Purchaser may be the targets of legal claims, securities class actions, derivative lawsuits and other claims, which may delay or prevent the Arrangement from being completed.

The Corporation and the Purchaser may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits may be brought against companies that have entered into an agreement to acquire a public corporation or to be acquired. Third parties may also attempt to bring claims against the Corporation or the Purchaser seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert Management’s time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed. In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting the Corporation. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively affect the ability of the Corporation to conduct its business.

The ATB Cormark Fairness Opinion does not reflect changes in circumstances that may have occurred or that may occur between the date of the Arrangement Agreement and the completion of the Arrangement.

The Board has not obtained an updated opinion from ATB Cormark as of the date of this Information Circular, nor does it expect to receive an updated, revised or reaffirmed opinion prior to the completion of the Arrangement. Changes in the operations and prospects of the Corporation, general market and economic conditions and other factors that may be beyond the control of the Corporation, and on which the ATB Cormark Fairness Opinion was based, may significantly alter the value of the Corporation or the market price of the Shares by the time the Arrangement is completed. The ATB Cormark Fairness Opinion does not speak as of the time the Arrangement will be completed or as of any date other than the date of the ATB Cormark Fairness Opinion. Because ATB Cormark will not be updating the ATB Cormark Fairness Opinion, the ATB Cormark Fairness Opinion will not address the fairness of the Consideration, from a financial point of view, at the time the Arrangement is completed. The Board Recommendation, however, is made as of the date of this Information Circular. See “The Arrangement – Recommendation of the Board”.

The interests of certain persons in the Arrangement may differ from those of other Shareholders.

Certain Directors and officers of the Corporation may have interests in the Arrangement that differ from, or are in addition to, the interests of Shareholders generally, including but not limited to those interests discussed under the heading “The Arrangement – Interests of Certain Persons in the Arrangement”. The Board established the Special Committee comprised of independent Directors as a procedural safeguard to evaluate the Arrangement and advise the full Board with respect to the Arrangement. The unanimous recommendation of the Board that Shareholders vote FOR the Arrangement Resolution was based, in part, on the Special Committee’s determination that the Arrangement is in the best interests of the Corporation and Shareholders and is fair to such Shareholders and its unanimous recommendation to the Board regarding same. In considering the recommendation of the Board and their vote on the Arrangement Resolution, Shareholders should consider these interests. See “The Arrangement – Interests of Certain Persons in the Arrangement” and “Certain Legal and Regulatory Matters – Multilateral Instrument 61-101”.

Because the Share Consideration is fixed, the value of the BRC Shares received by Shareholders may differ from their value on the date of the Arrangement Agreement or the date of the Meeting.

The Share Consideration is fixed at 0.04767 of a BRC Share for each Share and will not be adjusted for changes in the market price of the BRC Shares or the Shares. The market price of the BRC Shares has been volatile. The market price of the BRC Shares may vary significantly from the price on the date of the Arrangement Agreement, the date of this Information Circular and the date of the Meeting, including as a result of changes in the business, operations or prospects of BRC, market assessments of the Arrangement, regulatory developments and general market and economic conditions, many of which are beyond the control of the Corporation and BRC. Accordingly, the implied value of the Consideration of US$5.225 (C$7.40) per Share may not reflect the value of the Consideration that Shareholders will receive on completion of the Arrangement. The Arrangement Agreement does not permit the Corporation to terminate the Arrangement Agreement as a result of a decline in the market price of the BRC Shares. In addition, no fractional BRC Shares will be issued and no compensation will be paid in respect of any fractional BRC Share to which a Shareholder would otherwise be entitled. See “Arrangement Mechanics – No Fractional BRC Shares”.

Shareholders who receive BRC Shares will be subject to the risks associated with the business of BRC.

Following completion of the Arrangement, former Shareholders will hold BRC Shares, the value of which will depend on the business, financial condition and results of operations of BRC and its subsidiaries (including the Corporation). The business of BRC differs from that of the Corporation, and BRC is subject to risks that differ from, or are in addition to, those to which the Corporation is currently subject. BRC may also not realize the anticipated benefits of the Arrangement, and the integration of the Corporation into BRC may be more difficult, costly or time-consuming than expected. In addition, the indebtedness of BRC and its subsidiaries following completion of the Arrangement, including indebtedness incurred under the Debt Financing, may limit BRC’s financial flexibility and adversely affect the value of the BRC Shares. Shareholders should carefully consider the information concerning BRC set out in Appendix A to this Information Circular, including the risk factors described therein under the heading “Risk Factors”.

The Consideration is denominated in U.S. dollars and the BRC Shares trade in U.S. dollars, which exposes Shareholders to currency fluctuations.

The Cash Consideration is denominated in U.S. dollars, and the BRC Shares are listed on NASDAQ and trade in U.S. dollars and are not expected to be listed on any Canadian stock exchange. As a result, Shareholders whose functional currency is the Canadian dollar will be exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar, both in respect of the value of the BRC Shares and any dividends or sale proceeds received in respect thereof and, unless a currency election is made, in respect of the Cash Consideration. In addition, sales of BRC Shares by former Shareholders following completion of the Arrangement, including by Shareholders who are unable or do not wish to hold securities that are not listed on a Canadian stock exchange, could adversely affect the market price of the BRC Shares. See “Arrangement Mechanics – Payment of Consideration”.

The rights of holders of BRC Shares under Delaware law will differ from the rights of Shareholders under Ontario law.

BRC is a corporation incorporated under the laws of the State of Delaware, while the Corporation is a corporation existing under the OBCA. If the Arrangement is completed, Shareholders who receive BRC Shares as Share Consideration will become stockholders of a Delaware corporation, and their rights as such will be governed by the Delaware General Corporation Law and BRC’s certificate of incorporation and bylaws, rather than by the OBCA and the Corporation’s articles and by-laws. Although many of the principal attributes of the BRC Shares and the Shares will be similar, there are differences between the rights of stockholders under Delaware corporate law and the rights of shareholders under Ontario corporate law, including with respect to shareholder approval requirements for fundamental transactions, dissent and appraisal rights, oppression and derivative remedies, the ability of shareholders to requisition meetings and the duties of directors. The enforcement of such rights may involve different considerations, and may be more difficult, than would be the case if BRC were incorporated in Canada. In addition, BRC’s certificate of incorporation and bylaws differ from the Corporation’s articles and by-laws. A summary comparison of certain of the rights of Shareholders under the OBCA and holders of BRC Shares under the Delaware General Corporation Law is set out in Appendix H to this Information Circular.

Shareholders will have a significantly reduced ownership percentage and voting power in BRC.

In connection with the Arrangement, BRC is expected to issue up to approximately 1,598,108 BRC Shares to Shareholders as Share Consideration. Immediately after completion of the Arrangement, it is expected that former Shareholders would collectively own approximately 4.0% of the issued and outstanding BRC Shares. As a result, former Shareholders will have a significantly lower ownership and voting interest in BRC than they currently have in the Corporation, and will have limited ability to influence the management, policies and affairs of BRC, including the election of directors and the approval of significant transactions. Future issuances of BRC Shares, including, but not limited to, in connection with financings, acquisitions or equity compensation, would further dilute the ownership and voting interest of former Shareholders.

BRC may face risks in integrating the Corporation into its business.

Following completion of the Arrangement, the Corporation is expected to operate as part of BRC Telecom, BRC’s portfolio of communications businesses. The integration of the Corporation’s business, operations, systems, personnel and management functions with those of BRC may be more complex or take longer than anticipated, may result in unanticipated costs and may divert the attention of management from the ongoing operation of the businesses of BRC and the Corporation. There can be no assurance that the anticipated benefits of the Arrangement, including any operational efficiencies, synergies or growth opportunities, will be realized or that the integration will be completed successfully, any of which could adversely affect the business, financial condition and results of operations of BRC and the market price of the BRC Shares.

It may be difficult for Canadian Shareholders to enforce judgments against BRC or its directors and officers.

BRC is incorporated under the laws of the State of Delaware, and following the Effective Time, all of its directors and officers and certain of its experts will reside outside of Canada, and all or a substantial portion of the assets of BRC and such persons are or may be located outside of Canada. As a result, it may be difficult for Canadian Shareholders to effect service of process within Canada upon BRC or such directors, officers or experts, or to enforce judgments obtained in Canadian courts against BRC or such persons. There can be no assurance that Canadian Shareholders will be able to enforce judgments of Canadian courts in the United States or that United States courts would enforce judgments of Canadian courts obtained in actions against BRC or its directors, officers or experts based upon the civil liability provisions of Canadian securities legislation or on any other basis.

Risk Factors Related to the Business of the Corporation

Whether or not the Arrangement is completed, the Corporation will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors applicable to the Corporation is contained under “Risk Factors” in the Corporation’s most recent annual information form and in the Corporation’s most recent management’s discussion and analysis, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Eligibility for Investment

Based on the provisions of the Tax Act as of the date hereof, provided that the BRC Shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes NASDAQ) at the relevant time, the BRC Shares will be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, tax-free savings accounts and first home savings accounts (collectively, “Registered Plans”) and deferred profit sharing plans.

Notwithstanding the foregoing, if a BRC Share is a “prohibited investment” (as defined in the Tax Act) for a trust governed by a Registered Plan, the holder, subscriber or annuitant of the Registered Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act. A BRC Share will not be a prohibited investment for a trust governed by a Registered Plan provided that the holder, subscriber or annuitant of the Registered Plan, as the case may be, (i) deals at arm’s length with BRC for purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act for the purposes of the prohibited investment rules) in BRC. In addition, BRC Shares will generally not be a prohibited investment if such shares are “excluded property” (as defined in the Tax Act for the purposes of the prohibited investment rules) for a Registered Plan. Holders who will hold or who intend to hold BRC Shares in a Registered Plan or a deferred profit sharing plan should consult their own tax advisors regarding their particular circumstances.

Certain Canadian Federal Income Tax Considerations for Shareholders

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Tax Act generally applicable to a beneficial owner of Shares who, for purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with each of the Corporation, the Purchaser and BRC; (ii) is not, and will not be, affiliated with any of the Corporation, the Purchaser and BRC; (iii) disposes of such Shares pursuant to the Arrangement; and (iv) holds such Shares, and will hold any BRC Shares received pursuant to the Arrangement, as capital property (a “Holder”). Generally, the Shares and BRC Shares will be capital property to a Holder unless such shares are held or were acquired in the course of carrying on a business of trading or dealing in securities or as part of an adventure or concern in the nature of trade. This summary is of a general nature only and does not address all tax considerations that may be applicable to any particular Shareholder. Each Shareholder is urged to consult its own tax advisors to determine the particular tax consequences to it of the Arrangement.

This summary does not address the tax consequences of the Arrangement to holders of Corporation Options, Corporation Legacy Options, Corporation DSUs, Corporation PSUs or Corporation RSUs, or of any other rights or awards under any other employee compensation arrangement. Such holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in Law or administrative policies or assessing practices of the CRA, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may be different from those described in this summary.

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act for purposes of the “mark-to-market property” rules in the Tax Act); (ii) that is a “specified financial institution” or “restricted financial institution” (each as defined in the Tax Act); (iii) who has acquired Shares on the exercise of an employee stock option or pursuant to any other employee compensation arrangement; (iv) an interest in which is a “tax shelter investment” (as defined in the Tax Act); (v) that reports its “Canadian tax results” (within the meaning of section 261 of the Tax Act) in a currency other than Canadian currency; (vi) that is exempt from tax under Part I of the Tax Act; (vii) that has entered or will enter into a “synthetic disposition arrangement” or a “derivative forward agreement” (each as defined in the Tax Act) in respect of the Shares or BRC Shares; (viii) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada; (ix) in respect of which BRC is or will be at any time a “foreign affiliate” (as defined in the Tax Act); and (x) that receives dividends on its BRC Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

For purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of a Share or a BRC Share, including dividends, adjusted cost base and proceeds of disposition, must be determined in Canadian dollars using the appropriate rate of exchange in accordance with the detailed rules in the Tax Act in that regard. The amount of dividends to be included in the income of, and the amount of capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian dollar exchange rate.

This summary is of a general nature only and is not exhaustive of all possible relevant Canadian federal income tax considerations. This summary is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors with respect to the tax consequences of the Arrangement having regard to their own particular circumstances.

Holders Resident in Canada

The following portion of this summary applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is, or is deemed to be, resident in Canada and no other country (a “Resident Holder”).

Certain Resident Holders whose Shares might not otherwise constitute capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Shares (but not their BRC Shares) and every other “Canadian security” (as defined in the Tax Act) owned by them in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Such Resident Holders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Disposition of Shares Pursuant to the Arrangement

Generally, a Resident Holder (other than a Resident Dissenting Holder) who disposes of Shares pursuant to the Arrangement in exchange for the Consideration will be considered to have disposed of each such Share for proceeds of disposition equal to the aggregate of the Cash Consideration and the fair market value, at the time of the disposition, of the Share Consideration received by the Resident Holder in exchange therefor. As a result, such Resident Holder will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Shares to the Resident Holder immediately before the disposition.

The cost to a Resident Holder of BRC Shares acquired pursuant to the Arrangement will be equal to the fair market value of such BRC Shares at the time of acquisition. For the purpose of determining the adjusted cost base of a BRC Share to a Resident Holder, the cost of a BRC Share acquired pursuant to the Arrangement will be averaged with the adjusted cost base of all other BRC Shares (if any) held by the Resident Holder as capital property immediately before that acquisition.

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. Subject to and in accordance with the provisions in the Tax Act, a Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share may be reduced by the amount of any dividends received (or deemed to have been received) by it on such Share (or a share substituted for such Share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Shares directly or indirectly through a partnership or trust. Such Resident Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” or that is at any time in the relevant taxation year a “substantive CCPC” (each as defined in the Tax Act) may be liable to pay an additional tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which includes amounts in respect of taxable capital gains and dividends not deductible in computing taxable income. Such additional tax may be refundable in certain circumstances. Such Resident Holders should consult their own tax advisors in this regard.

Capital gains realized by an individual (including certain trusts) may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the potential application of alternative minimum tax.

Dividends on BRC Shares

A Resident Holder will be required to include in computing its income for a taxation year the amount of dividends, if any, received or deemed to be received on BRC Shares, including any amounts withheld in respect of foreign withholding tax. For a Resident Holder who is an individual (including certain trusts), such dividends will not be subject to the gross-up and dividend tax credit rules under the Tax Act normally applicable to taxable dividends received from a “taxable Canadian corporation” (as defined in the Tax Act). A Resident Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income. Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid with respect to dividends received on BRC Shares. Resident Holders should consult their own tax advisors in this regard.

Dispositions of BRC Shares

A Resident Holder that disposes or is deemed to dispose of a BRC Share will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the BRC Share to the Resident Holder immediately before the disposition. Any such capital gain or capital loss will generally be treated as described above under “Holders Resident in Canada – Disposition of Shares Pursuant to the Arrangement”. Foreign tax, if any, paid by a Resident Holder in respect of such a capital gain may be eligible for a foreign tax credit or deduction under the Tax Act, subject to the detailed rules therein. Resident Holders should consult their own tax advisors in this regard.

Foreign Property Information Reporting

Generally, a Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or fiscal period and whose total “cost amount” of “specified foreign property” (each as defined in the Tax Act), including BRC Shares, at any time in the year or fiscal period exceeds $100,000 will be required to file an information return with the CRA for the year or period disclosing prescribed information in respect of such property. Subject to certain exceptions, a Resident Holder, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a specified Canadian entity, as will certain partnerships. Penalties may apply where a Resident Holder fails to file the required information return on a timely basis. The reporting rules in the Tax Act are complex, and Resident Holders should consult their own tax advisors regarding compliance with these requirements.

Resident Dissenting Holders

A Resident Holder who has validly exercised Dissent Rights and is ultimately entitled to be paid fair value for Shares (a “Resident Dissenting Holder”) will be entitled to receive from the Purchaser a payment equal to the fair value of such Holder’s Shares.

In general, a Resident Dissenting Holder will realize a capital gain (or capital loss) equal to the amount by which the fair value of the Resident Dissenting Holder’s Shares (excluding any interest awarded by a court), net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Shares to the Resident Dissenting Holder immediately before the disposition. See “Holders Resident in Canada – Disposition of Shares Pursuant to the Arrangement” above. Any interest awarded by a court to a Resident Dissenting Holder is required to be included in the Resident Dissenting Holder’s income for purposes of the Tax Act. Resident Dissenting Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

A Resident Dissenting Holder that is throughout the year a “Canadian-controlled private corporation” or that is at any time in the relevant taxation year a “substantive CCPC” (each as defined in the Tax Act) may be liable to pay an additional tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which includes amounts in respect of interest and taxable capital gains. Such additional tax may be refundable in certain circumstances. Such Resident Dissenting Holders should consult their own tax advisors in this regard.

Holders Not Resident in Canada

The following portion of this summary applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, (a) is not, and is not deemed to be, resident in Canada, and (b) does not use or hold, and is not deemed to use or hold, Shares or BRC Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). The Tax Act contains special rules, which are not discussed in this summary, that may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Shares Pursuant to the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or be entitled to deduct any capital loss, realized on the disposition of Shares pursuant to the Arrangement unless such Shares are “taxable Canadian property” (within the meaning of the Tax Act) of the Non-Resident Holder at the time of disposition and, in the case of any capital gain, such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention.

Generally, provided that the Shares are listed on a designated stock exchange (which currently includes the TSX) at the time of disposition, such Shares will not be taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding that time, the following two conditions are met concurrently: (a) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of such Shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) and options in respect of, or interests in, or for civil law rights in any such property, whether or not such property exists. Pursuant to Proposed Amendments released by the Department of Finance (Canada) on July 23, 2026 (the “TCP Proposals”), shares that are listed on a designated stock exchange will be deemed to include an option in respect of, or an interest in, or for civil law a right in such shares, whether or not such shares exist, such that any options, interest or rights held by a Non-Resident Holder or other persons or partnerships described in (a)(ii) and (iii) above would be included in determining whether such Non-Resident Holder exceeds the 25% threshold described in (a) above. The TCP Proposals are proposed to come into force on Royal Assent.

Notwithstanding the above, a Share may be deemed under the Tax Act to be “taxable Canadian property” of a particular Non-Resident Holder where the Non-Resident Holder acquired or held such Share in certain circumstances specified in the Tax Act. Non-Resident Holders for whom a Share may be “taxable Canadian property” should consult their own tax advisors.

Even if the Shares are considered to be taxable Canadian property of a Non-Resident Holder, the Non-Resident Holder may be exempt from tax under the Tax Act on any gain on the disposition of such Shares if such Shares constitute “treaty-protected property” (as defined in the Tax Act). Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Shares would, because of an applicable income tax treaty or convention, be exempt from tax under Part I of the Tax Act.

If the Shares constitute “taxable Canadian property” but not treaty-protected property of a Non-Resident Holder, then the tax consequences described above under “Holders Resident in Canada – Disposition of Shares Pursuant to the Arrangement” will generally apply.

A Non-Resident Holder should consult its own tax advisor with regard to its tax obligations arising in connection with the Arrangement, including consideration of whether the Shares may be taxable Canadian property and with regard to any Canadian reporting requirements arising from the Arrangement.

Dividends on BRC Shares

Dividends paid on BRC Shares to a Non-Resident Holder will generally not be subject to Canadian withholding tax or other income tax under the Tax Act, provided that BRC is not a resident of Canada for purposes of the Tax Act at the time of the dividend.

Dispositions of BRC Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition or deemed disposition of BRC Shares unless such BRC Shares constitute “taxable Canadian property” of the Non-Resident Holder and are not “treaty-protected property” of the Non-Resident Holder at the time of such disposition. Non-Resident Holders whose BRC Shares may constitute taxable Canadian property should consult their own tax advisors.

Non-Resident Dissenting Holders

A Non-Resident Holder who has validly exercised Dissent Rights and is ultimately entitled to be paid fair value for Shares (a “Non-Resident Dissenting Holder”) will be entitled to receive from the Purchaser a payment equal to the fair value of the Non-Resident Dissenting Holder’s Shares and may realize a capital gain or capital loss in a manner similar to that discussed above under “Holders Resident in Canada – Resident Dissenting Holders”. As discussed above under “Holders Not Resident in Canada – Disposition of Shares Pursuant to the Arrangement”, any resulting capital gain will be subject to tax under the Tax Act only if the Shares are “taxable Canadian property” of the Non-Resident Dissenting Holder and are not “treaty-protected property” of the Non-Resident Dissenting Holder at that time. Non-Resident Dissenting Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

The amount of any interest awarded by a court to a Non-Resident Dissenting Holder will not be subject to Canadian withholding tax provided that such interest is not “participating debt interest” (as defined in the Tax Act).

Certain U.S. Federal Income Tax Considerations for U.S. Shareholders

The following is a general discussion of certain U.S. federal income tax considerations relating to the receipt of the Consideration by U.S. Holders (as defined below) pursuant to the Arrangement or who exercise Dissent Rights where such U.S. Holders hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the provisions of the Code, final, temporary and proposed U.S. Treasury regulations promulgated under the Code (the “Treasury Regulations”), published administrative rulings and judicial decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences described herein. This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that such a position would not be sustained by a court. This discussion also assumes that the Arrangement is carried out as described in this Information Circular and that the Arrangement is not integrated with any other transaction for U.S. federal income tax purposes.

This discussion does not address all of the tax consequences that may be relevant to a U.S. Holder in light of its own particular circumstances, including the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the Arrangement. In addition, except as specifically set forth below, this discussion does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the tax consequences of the Arrangement to it in light of its own circumstances. The discussion does not constitute tax advice and does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law including:

•	banks, thrifts, mutual funds and other financial institutions;

•	regulated investment companies or real estate investment trusts;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	broker-dealers;

•	tax-exempt organizations and pension funds;

•	insurance companies;

•	dealers or brokers in securities or foreign currency;

•	employee stock ownership plans, individual retirement and other deferred accounts;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates;

•	U.S. Holders that own, directly, indirectly or constructively, ten percent (10%) or more of the total voting power or total value of all of the outstanding stock of the Corporation;

•	Passive foreign investment companies (“PFICs”), personal holding companies and controlled foreign corporations;

•	persons liable for the alternative minimum tax;

•	Shareholders that hold their Shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

•	Shareholders other than U.S. Holders;

•	partnerships or other pass-through entities or arrangements treated as partnerships for U.S. federal income tax purposes and investors in such entities or arrangements;

•	Shareholders subject to special tax accounting rules under the Code; and

•	Shareholders, such as holders of Corporation Options, who received their Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Shares at the time of the Arrangement, that is:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares at the time of the Arrangement, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A Shareholder that is a partnership and a partner (or other owner) in such partnership is urged to consult its own tax advisors about the U.S. federal income tax consequences of the Arrangement to it in light of its own circumstances.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE ARRANGEMENT IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Receipt of the Consideration Pursuant to the Arrangement

Subject to the tax consequences described below in “Certain U.S. Federal Income Tax Considerations for U.S. Shareholders – Passive Foreign Investment Company Considerations”, a U.S. Holder will generally recognize gain or loss equal to the difference, if any, between (i) the U.S. dollar value of the Consideration received pursuant to the Arrangement and (ii) such U.S. Holder’s adjusted tax basis in the Shares surrendered in exchange therefor. Subject to the rules relating to the receipt of foreign currency and the PFIC rules discussed below, such recognized gain or loss would generally constitute capital gain or loss from sources within the United States, and would constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Shares exchanged is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. The ability of a U.S. Holder to utilize capital losses is subject to significant limitations.

Payments Related to Dissent Rights

Subject to the tax consequences described below in “Certain U.S. Federal Income Tax Considerations for U.S. Shareholders – Passive Foreign Investment Company Considerations”, a U.S. Holder that receives a payment for its Shares pursuant to the exercise of Dissent Rights will generally recognize gain or loss equal to the difference, if any, between (i) the sum of the U.S. dollar value of the cash received and (ii) such U.S. Holder’s adjusted tax basis in the Shares surrendered in exchange therefor. Subject to the rules relating to the receipt of foreign currency and the PFIC rules discussed below, such recognized gain or loss would generally constitute capital gain or loss from sources within the United States, and would constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Dissenting Shares exchanged is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. The ability of a U.S. Holder to utilize capital losses is subject to significant limitations.

Receipt of Foreign Currency

For purposes of determining gain or loss for U.S. federal income tax purposes upon the receipt of Canadian dollars as Consideration in the Arrangement or payments in respect of Shares following the exercise of Dissent Rights, a cash basis U.S. Holder will calculate the U.S. dollar value of the cash received by reference to the exchange rate in effect on the date the Canadian dollars are actually or constructively received by the U.S. Holder, without regard to whether the Canadian dollars are converted into U.S. dollars on such date. A cash basis U.S. Holder that paid Canadian dollars for Shares will generally determine its tax basis in the Shares by translating the Canadian dollars it paid into U.S. dollars using the exchange rate in effect on the settlement date of the U.S. Holder’s purchase. If the Canadian dollars received pursuant to the Arrangement are not converted into U.S. dollars on the date of receipt, a cash basis U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value calculated as described above, and any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will generally be treated as ordinary income or loss. Different rules apply to U.S. Holders who use the accrual method of tax accounting. An accrual basis U.S. Holder may elect to apply the above rules applicable to cash basis U.S. Holders. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of currency other than U.S. dollars.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. In general, a corporation organized outside the United States is treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, gains from commodities transactions and gains from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) generally is taken into account.

Based on the nature of the Corporation’s income and the value and composition of its assets, the Corporation does not believe that it was a PFIC during the taxable year ended June 30, 2026. Because PFIC status is determined on an annual basis, generally cannot be determined until the end of the taxable year and the PFIC rules are complex and subject to differing interpretations, there can be no assurance that the Corporation will not be a PFIC for the current year or has not been a PFIC for any prior taxable year. If the Corporation was classified as a PFIC in any year during which a U.S. Holder holds Shares, it generally will continue to be treated as a PFIC as to such shareholder in all succeeding years, regardless of whether it continues to meet the income or asset test discussed above. In addition, U.S. Holders may suffer adverse tax consequences, including the treatment of gains realized in connection with the Arrangement being treated as ordinary income and subject to an interest charge, unless such U.S. Holders have in effect certain elections. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences to them of the Arrangement if the Corporation was treated as a PFIC for any year during which they held Shares.

Backup Withholding and Information Reporting

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of proceeds arising from the sale or other taxable disposition of the Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences arising from the receipt of Consideration pursuant to the Arrangement. U.S. Holders are urged to consult their own tax advisors concerning the tax consequences applicable to their particular situations.

Directors’ and Officers’ Insurance and Indemnification

Our Directors and officers are covered by directors’ and officers’ liability insurance. Under this insurance coverage, the Corporation will be reimbursed for insured claims where payments have been made under indemnity provisions on behalf of our Directors and officers, subject to a deductible for each loss, which will be paid by the Corporation. Individual Directors and officers of the Corporation and our Subsidiaries will also be reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by our Corporation or our Subsidiaries. Excluded from insurance coverage are illegal acts, acts which result in personal profit and certain other acts.

Interest of Informed Persons in Material Transactions

Other than as described elsewhere in this Information Circular, or in other continuous disclosure documents made available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, to the knowledge of the Directors, no informed person (as defined in NI 51-102) of the Corporation, no proposed Director of the Corporation and no known associate or affiliate of any such informed person or proposed Director, during the year ended June 30, 2026, has or has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction which has or would materially affect the Corporation or any of its Subsidiaries.

Questions and Further Assistance

If you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy or voting instruction form, please contact Odyssey Trust Company by telephone at 1-888-290-1175 (toll-free calls in North America) or 1-587-885-0960 (collect calls outside of North America) or by email at proxy@odysseytrust.com.

For questions on how to complete the Letter of Transmittal, please contact the Depositary at 1-587-885-0960 or 1-888-290-1175 (toll-free in North America) or by email at corp.actions@odysseytrust.com.

Other Information or Matters

There is no information or matter not disclosed in this Information Circular but known to the Corporation that would be reasonably expected to affect the decision of Shareholders to vote for or against the Arrangement Resolution. The Directors are not aware of any matters intended to come before the Meeting other than those items of business set forth in the Notice of Meeting accompanying this Information Circular. If any other matters properly come before the Meeting, it is the intention of the persons named in the Form of Proxy and VIF to vote in respect of those matters in accordance with their judgment.

Approval of Directors

The contents and the sending of this Information Circular to the Shareholders have been approved by the Board. A copy has been provided to each Director of the Corporation and the Corporation’s auditors.

DATED at Toronto, Ontario the 9th day of November, 2026.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ “Norman A. Worthington, III”
Norman A. Worthington, III
Chair of the Board of Directors

Consent of ATB CORMARK

TO:      The Board of Directors of Sangoma Technologies Corporation

We refer to the opinion dated September 27, 2026 (the “ATB Cormark Fairness Opinion”), attached as Appendix B to the management information circular dated November 9, 2026 (the “Information Circular”) of Sangoma Technologies Corporation (the “Corporation”) which we prepared for the exclusive use and benefit of the board of directors of the Corporation (the “Board”) and the special committee of the Board (the “Special Committee”), in connection with their consideration of the Arrangement (as defined in the Information Circular).

In connection with the Arrangement (as defined in the Information Circular), we hereby consent to the inclusion of the ATB Cormark Fairness Opinion as Appendix B to the Information Circular, a summary of and reference to the ATB Cormark Fairness Opinion and the use of our firm name in the Information Circular under the headings “Questions and Answers”, “The Arrangement – Background to the Arrangement Agreement”, “The Arrangement – Reasons for the Arrangement”, “The Arrangement – ATB Cormark Fairness Opinion”, “Risk Factors – Risk Factors Related to the Arrangement” and “Cautionary Statement Regarding Forward-Looking Statements”.

The ATB Cormark Fairness Opinion was delivered as at September 27, 2026, based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by us contained therein. In providing such consent, we do not intend or admit that any person other than the Board and the Special Committee shall be entitled to rely on the ATB Cormark Fairness Opinion or that the ATB Cormark Fairness Opinion shall be used for any other purpose other than in connection with the Board’s and the Special Committee’s review and consideration of the Arrangement.

ATB CAPITAL MARKETS CORP.
/s/ “ATB Capital Markets Corp.”
Date: November 9, 2026 Toronto, Ontario

Glossary of Terms

The following glossary of terms used in this Information Circular but not including the Appendices, is provided for ease of reference: Words importing the singular include the plural and vice versa.

“2025 NCIB” has the meaning ascribed thereto under “Information Concerning the Corporation – Previous Purchases and Sales – NCIB Purchases”.

“2026 NCIB” has the meaning ascribed thereto under “Information Concerning the Corporation – Previous Purchases and Sales – NCIB Purchases”.

“5% Exemption” has the meaning ascribed thereto under “Certain Legal and Regulatory Matters – Multilateral Instrument 61-101”.

“Acceptable Confidentiality Agreement” means a confidentiality agreement with the Corporation that contains terms and conditions that are no less favourable, in the aggregate, to the Corporation than those contained in the Confidentiality Agreement; provided that (i) the standstill obligations therein are individually no less restrictive in any material respect, or in the aggregate no less restrictive, to the counterparty and its affiliates than the standstill obligations in the Confidentiality Agreement are to the Purchaser and its affiliates, and (ii) on or following the execution of an Acceptable Confidentiality Agreement, the Corporation may enter into any related clean team agreement (or clean team provisions or addendums), joint defense agreement or common interest agreement and any such agreement, provisions or addendums shall be considered part of an Acceptable Confidentiality Agreement.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only the Corporation and/or one or more of its Subsidiaries or between one or more of its Subsidiaries, any offer, inquiry or proposal (written or oral) from any Person or group of Persons other than the Purchaser, BRC (or any of their respective affiliates or any Person “acting jointly or in concert” (within the meaning of NI 62-104) with the Purchaser, BRC or any of their respective affiliates) relating to: (i) any direct or indirect acquisition, purchase, sale or disposition (or any lease, joint venture, royalty, license or other arrangement having the same economic effect as a sale or disposition), in a single transaction or a series of related transactions, of (A) assets of the Corporation and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Corporation and its Subsidiaries, taken as a whole, or contributing 20% or more of the consolidated revenue of the Corporation and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent consolidated financial statements of the Corporation filed as part of the Corporation Filings as at the time the Acquisition Proposal is made), or (B) 20% or more of any class of voting or equity securities of the Corporation or 20% or more of any class of voting or equity securities of any one or more of any of the Corporation’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of the Corporation and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent consolidated financial statements of the Corporation filed as part of the Corporation Filings as at the time the Acquisition Proposal is made); (ii) any direct or indirect take-over bid, tender offer, exchange offer, sale, treasury or other issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Corporation then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for voting or equity securities); or (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Corporation or any of its wholly-owned Subsidiaries whose assets constitute 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of the Corporation and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent consolidated financial statements of the Corporation filed as part of the Corporation Filings as at the time the Acquisition Proposal is made) that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of the Corporation.

“affiliate” means, with respect to any Person, any other Person which, directly or indirectly through one or more Persons, controls, is controlled by or is under direct or indirect common control with such first Person.

“allowable capital loss” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada – Disposition of Shares Pursuant to the Arrangement”.

“Antitrust Laws” means Laws of any country relating to competition or antitrust that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the HSR Act.

“Arrangement” means an arrangement under section 182 of the OBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement, in accordance with the terms of the Interim Order (once issued), or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

“Arrangement Agreement” has the meaning ascribed thereto under “The Arrangement Agreement”.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form attached as Appendix C.

“Articles” has the meaning ascribed thereto under “Voting Securities and Principal Holders Thereof – Share Capital”.

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the OBCA to be sent to the OBCA Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

“associate” has the meaning ascribed thereto in the Securities Act (Ontario) as in effect on the date of the Arrangement Agreement.

“ATB Cormark” means ATB Capital Markets Corp.

“ATB Cormark Engagement Agreement” has the meaning ascribed thereto under “The Arrangement – ATB Cormark Fairness Opinion”.

“ATB Cormark Fairness Opinion” has the meaning ascribed thereto under “Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements”.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Blakes” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement Agreement”.

“Board” has the meaning ascribed thereto under “Management Information Circular”.

“Board Recommendation” has the meaning ascribed thereto under “The Arrangement – Recommendation of the Board”.

“Bonus Pool” has the meaning ascribed thereto under “The Arrangement – Interests of Certain Persons in the Arrangement – Transaction Bonus Pool”.

“BRC” means BRC Group Holdings, Inc.

“BRC Preferred Stock” has the meaning ascribed thereto under Appendix A – “Information Concerning BRC and the Purchaser – Description of Capital Stock”.

“BRC Share” means a share of the common stock having a par value of US$0.0001 in the capital of BRC.

“Breaching Party” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Other Covenants – Notice and Cure Provisions”.

“Broadridge” has the meaning ascribed thereto under “Proxy Solicitation, Voting and Attending the Meeting – Voting of Proxies in Advance of the Meeting – Voting for Non-Registered Holders”.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Los Angeles, California.

“Canadian Securities Laws” means the Securities Act (Ontario) and the equivalent legislation in each of the other provinces and territories of Canada, and the rules, regulations, instruments, orders and published policies made thereunder.

“Cash Consideration” means US$4.925 per Share payable in cash as provided in the Plan of Arrangement.

“CDS” has the meaning ascribed thereto under “Information For Non-Registered Holders of Securities”.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the OBCA Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Chair” means the chair of the Board.

“Change in Recommendation” has the meaning ascribed thereto under “The Arrangement Agreement – Termination of the Arrangement Agreement”.

“CIM” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement Agreement”.

“Closing” has the meaning ascribed thereto under “The Arrangement Agreement – Closing Date”.

“Code” means the U.S. Internal Revenue Code of 1986.

“Communications Permit Approvals” means the Regulatory Approvals set forth on Schedule 4.4 of the Disclosure Letter under the heading Communications Permit Approvals.

“Communications Permits” means all material Authorizations that are required in order for the Corporation to conduct its telecommunications, Voice-over Internet Protocol, or other communications business as presently conducted, including that issued by the Federal Communications Commission, any state public service or public utility commission or other similar regulatory bodies.

“Confidentiality Agreement” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement Agreement”.

“Consideration” means, with respect to each Share, the aggregate of the Cash Consideration and the Share Consideration, to be paid or issued in accordance with the Plan of Arrangement.

“Consideration Value” means US$5.225 in respect of each Share.

“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws or other constating documents and all amendments thereto.

“Contract” means any written or oral agreement, commitment, engagement, contract, franchise, licence, lease, obligation, note, bond, mortgage, indenture, undertaking or joint venture, in each case, together with any amendment, modification or supplement thereto, that is legally binding to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound or affected or to which any of their respective properties or their assets is subject.

“control” (and any derivatives thereof, including “controlled”) means: (i) in relation to a Person that is a corporation, the ownership, directly or indirectly, of voting shares of such Person carrying more than 50% of the voting rights attaching to all voting shares of such Person and which are sufficient, if exercised, to elect a majority of its board of directors; and (ii) in relation to a Person that is a partnership, limited partnership, trust or other unincorporated entity (A) the ownership, directly or indirectly, of voting securities of such Person carrying more than 50% of the voting rights attaching to all voting securities of the Person, or (B) the ownership of other interests or the holding of a position (such as general partner of a limited partnership or trustee of a trust) entitling the holder to exercise control and direction over the activities of such Person.

“Corporation” means Sangoma Technologies Corporation.

“Corporation 401(k) Plan” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Other Covenants – Post-Closing Employment Matters”.

“Corporation DSUs” means any outstanding deferred share units of the Corporation issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation Filings” means all documents publicly filed or furnished by or on behalf of the Corporation or its Subsidiaries on SEDAR+ since July 1, 2025.

“Corporation Legacy Options” means any outstanding options to purchase Shares issued pursuant to the Legacy Option Plan.

“Corporation Nominees” has the meaning ascribed thereto under “Proxy Solicitation, Voting and Attending the Meeting – Appointment of Proxies”.

“Corporation Options” means any outstanding options to purchase Shares issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation PSUs” means any outstanding performance share units of the Corporation issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation RSUs” means any outstanding restricted share units of the Corporation issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation Service Providers” means any current directors, officers, employees, independent contractors or other individual service providers of the Corporation or its Subsidiaries as of the date of the Arrangement Agreement, including those performing part time, temporary and full-time service, those on a leave of absence and interns.

“Court” means the Ontario Superior Court of Justice (Commercial List) in the City of Toronto.

“Covered Employees” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Other Covenants – Post-Closing Employment Matters”.

“CRA” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders”.

“Credit Facility” means the Second Amended and Restated Credit Agreement among Sangoma Technologies Inc., Sangoma US Inc., the Toronto-Dominion Bank and certain of its Subsidiaries and the Bank of Montreal and certain of its Subsidiaries dated as of March 28, 2022, as most recently amended on June 4, 2024.

“Credit Facility Termination” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Other Covenants – Financing Assistance”.

“D&O Insurance” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Other Covenants – Insurance and Indemnification; Director and Officer Matters”.

“Data Room” means the materials contained in the virtual data room established by the Corporation as of 6:00 p.m. (Toronto time) on September 25, 2026.

“Debt Financing” has the meaning ascribed thereto under “The Arrangement Agreement – Outside Date”.

“Debt Financing Agreements” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Other Covenants – Debt Financing”.

“Debt Financing Commitment Letter” has the meaning ascribed thereto under “The Arrangement Agreement – Outside Date”.

“Debt Financing Sources” has the meaning ascribed thereto under “The Arrangement Agreement – Outside Date”.

“Demand for Payment” has the meaning ascribed thereto under “Dissenting Holders’ Rights”.

“Depositary” means Odyssey Trust Company.

“Depositary Agreement” has the meaning ascribed thereto under “Arrangement Mechanics – Depositary Agreement”.

“Director” has the meaning ascribed thereto under “Management Information Circular”.

“Disclosure Letter” means the disclosure letter dated the date of the Arrangement Agreement and delivered by the Corporation to the Purchaser and BRC with the Arrangement Agreement.

“Dissent Notice” has the meaning ascribed thereto under “Dissenting Holders’ Rights”.

“Dissent Rights” has the meaning ascribed thereto under “Dissenting Holders’ Rights”.

“Dissenting Holder” has the meaning ascribed thereto under “Dissenting Holders’ Rights”.

“Dissenting Shares” has the meaning ascribed thereto under “Dissenting Holders’ Rights”.

“DOJ” has the meaning ascribed thereto under “Certain Legal and Regulatory Matters – Required Regulatory Approvals – United States”.

“DRS” means the Direct Registration System.

“DRS Advice” means the notification produced by DRS, evidencing the Shares held by a Shareholder in a book-based form in lieu of a physical share certificate.

“DSU Agreement” means an agreement evidencing the terms of any Corporation DSU.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system maintained by the SEC.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement, provided that in no event shall the Effective Date occur prior to January 1, 2027.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Employee Plans” means all benefit, health, welfare, medical, dental, drug, hospital, vision, wellness, disability, sick leave, critical illness, accidental death and dismemberment, life, wage replacement, financial assistance, loan, change of control, retention, bonus, profit sharing, commission, option, stock appreciation, insurance, incentive, incentive compensation, current or deferred compensation, share purchase, other equity or equity-based award, phantom equity including the Omnibus Equity Incentive Plan and the Legacy Option Plan, employment, individual consulting, severance, separation or termination pay, paid time off, sick leave, legal, unemployment or supplemental unemployment benefit, salary continuation, post-employment, post-retirement, fringe benefit, pension or supplemental pension, savings, vacation, retiring allowance, retirement or supplemental retirement, hospitalization insurance, health or other medical, dental, vision, drug, life, disability or other insurance (whether insured or self-insured) plans, programs, policies, Contracts, agreements and arrangements, and every other benefit or compensation plans, programs, policies, Contracts, agreements and arrangements, including all “employee benefit plans” (within the meaning of section 3(3) of ERISA), for current or former directors, officers, employees, independent contractors or other individual service providers (or any dependent, survivor or beneficiary thereof) of the Corporation or its Subsidiaries, which are maintained, sponsored, contributed to, required to be contributed to, or funded by the Corporation or any of its Subsidiaries or in respect of which the Corporation or any of its Subsidiaries has any actual or potential liability or obligation, in each case, whether written or oral, whether or not subject to ERISA, qualified or nonqualified, funded or unfunded, registered or non-registered, or currently effective or terminated, other than any plan, policy, program, arrangement or agreement mandated by Law and sponsored or maintained by a Governmental Entity.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“ERP” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement Agreement”.

“ERP Revenue Matter” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement Agreement”.

“ESPP” means the Corporation’s employee share purchase plan adopted on October 16, 2024.

“ESPP Administrator” means J.P. Morgan Workplace Solutions, in its capacity as plan administrator of the ESPP.

“ESPP Holders” has the meaning ascribed thereto under “Notice Of Special Meeting Of Shareholders”.

“ESPP Termination Time” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Covenants Regarding the Employee Share Purchase Plan”.

“Exclusivity Agreement” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement Agreement”.

“FCC” has the meaning ascribed thereto under “Certain Legal and Regulatory Matters – Required Regulatory Approvals – United States – Communications Permits”.

“Final Order” means the final order of the Court under section 182 of the OBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date.

“Final Purchase” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Covenants Regarding the Employee Share Purchase Plan”.

“Financial Statements” means, collectively: the audited consolidated financial statements of the Corporation as at and for the years ended June 30, 2026 and 2025, together with the related auditors’ report on and notes to such financial statements.

“Form of Proxy” has the meaning ascribed thereto under “Proxy Solicitation, Voting and Attending the Meeting – Voting of Proxies in Advance of the Meeting”.

“forward-looking information” has the meaning ascribed thereto under “Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements”.

“FTC” has the meaning ascribed thereto under “Certain Legal and Regulatory Matters – Required Regulatory Approvals – United States”.

“Goodmans” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement Agreement”.

“Governmental Entity” means: (i) any applicable international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body (public or private), commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any political subdivision, agent or authority of any of the foregoing, to the extent that the rules, regulations, or orders of such Person have such force of Law; (iii) any quasi-governmental or private body including any tribunal, commission, regulatory agency or authority or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any Securities Authority or stock exchange, including the TSX and NASDAQ.

“Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders”.

“HSR Act” has the meaning ascribed thereto under “Certain Legal and Regulatory Matters – Required Regulatory Approvals – United States”.

“HSR Clearance” means that the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Arrangement Agreement pursuant to the HSR Act shall have expired or otherwise been terminated.

“ICA” has the meaning ascribed thereto under “Certain Legal and Regulatory Matters – Required Regulatory Approvals – Canada – Investment Canada Act”.

“ICA Approval” means the Purchaser has notified the Minister of the Arrangement and:

(a)	the prescribed time period has elapsed and the Minister has not sent a Purchaser a notice under subsection 25.2(1) of the ICA within the prescribed time period and the Minister has not made an order under subsection 25.3(1) of the ICA in respect of the Arrangement within the prescribed time period; or

(b)	if such a notice has been sent or such an order has been made, the Purchaser has subsequently received (i) a notice under paragraph 25.2(4) of the ICA indicating that a review of the Arrangement on grounds of national security will not be commenced, (ii) a notice under paragraph 25.3(6)(b) of the ICA indicating that no further action will be taken in respect of the Arrangement, or (iii) a copy of an order under paragraph 25.4(1)(b) authorizing the Arrangement on terms and conditions satisfactory to the Purchaser, acting reasonably.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Incentive Award Agreements” means, collectively, the DSU Agreements, the PSU Agreements and the RSU Agreements.

“Incentive Securities” means, collectively, the Corporation Options, the Corporation Legacy Options, the Corporation DSUs, the Corporation PSUs and the Corporation RSUs.

“including” means including without limitation, and “include” and “includes” have a corresponding meaning.

“Independent Directors” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement Agreement”.

“Information Circular” has the meaning ascribed thereto under “Management Information Circular”.

“Interim Order” means the interim order of the Court under section 182 of the OBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.

“Interim Period” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Conduct of the Business of the Corporation”.

“Intermediary” means a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary.

“IRS” means the U.S. Internal Revenue Service.

“Law” means, with respect to any Person, any and all applicable national, federal, provincial, territorial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, act, statute, code, rule, regulation, or Order enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and, to the extent having the force of law, all applicable policies, practices, guidelines, standards, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Legacy Option Plan” means the share option plan of the Corporation approved on June 12, 1998.

“Letter of Transmittal” means the letter of transmittal sent to Shareholders for use in connection with the Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, statutory or deemed trust, encroachment, servitude, title retention agreement or arrangement, conditional sale agreement, transfer restriction, purchase option, right of first refusal or first offer, license, occupancy right, restrictive covenant, assignment, lien (statutory or otherwise), easement, restriction or adverse right or claim, defect of title or encumbrance of any kind, and in each case, whether contingent or absolute and whether voluntarily incurred or arising by operation of law.

“LOI” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement Agreement”.

“LPSC” has the meaning ascribed thereto under “Certain Legal and Regulatory Matters – Required Regulatory Approvals – United States – Communications Permits”.

“Management” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement Agreement”.

“Matching Period” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Covenants Regarding Non-Solicitation – Right to Match”.

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, liabilities, (contingent or otherwise) or financial condition of the Corporation and its Subsidiaries, taken as a whole; except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change, occurrence, development, condition or event affecting any of the industries or markets in which the Corporation or any of its Subsidiaries operate or conduct their business;

(b)	global, national or regional political, geopolitical, social or regulatory conditions (or any change, occurrence, development or event therein), including any international tariffs, sanctions, trade policies or disputes, “trade wars”, general labour strikes or act of espionage, cyberattack, ransomware or malware, sabotage or terrorism or any outbreak of hostilities or any commencement or continuation of declared or undeclared war, armed hostilities, military activity, or other similar event or any escalation or worsening thereof;

(c)	conditions (or any change or development therein) in the general economic, business, banking, regulatory, financial, credit, currency exchange, interest rate, rates of inflation or capital market conditions;

(d)	any change in IFRS or regulatory accounting requirements (or changes in interpretations of IFRS or regulatory accounting requirements);

(e)	any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any Governmental Entity, in each case after the date of the Arrangement Agreement;

(f)	any hurricane, flood, tornado, earthquake or other natural disaster;

(g)	any epidemic, pandemic, public health event or outbreaks of illness or disease or any worsening thereof;

(h)	the failure by the Corporation to meet any internal estimates of revenues, cash flows or other measure of financial performance, results of operations, forecasts, projections or earnings guidance or expectations, or any external forecasts, projections or earnings guidance or expectations provided or publicly released by the Corporation or equity analysts, it being understood and agreed that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred (unless excluded by other clauses in this definition);

(i)	any action taken by the Corporation or any of its Subsidiaries which is required to be taken pursuant to the Arrangement Agreement or as required by Law or any failure(s) to take any action by the Corporation or any of its Subsidiaries which is prohibited by the Arrangement Agreement (including those prohibited without the written consent of the Purchaser to the extent that such consent is not provided);

(j)	any matter which has been expressly disclosed by the Corporation in the Disclosure Letter or the Financial Statements (or the associated management’s discussion & analysis), but only to the extent that the nature and magnitude is reasonably apparent on the face of such disclosure;

(k)	any actions taken (or omitted to be taken) (i) upon the written request of the Purchaser or any of its affiliates, or (ii) with the written consent of the Purchaser;

(l)	the execution, announcement, pendency or performance of the Arrangement Agreement or the consummation of the Arrangement (including by reason of the identity of the Purchaser or any of its affiliates, or any communication by the Purchaser or any of its affiliates regarding their plans or intentions with respect to the conduct of the business of the Corporation or any of its Subsidiaries) and any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Corporation and/or any of its Subsidiaries with any of their respective customers, suppliers, employees, financing sources, partners, lessors, licensors, regulators, creditors, contractors and other Persons with which the Corporation or any of its Subsidiaries has business relations;

(m)	any change in the market price or trading volumes of any securities of the Corporation (it being understood that the causes underlying such change in market price or trading volumes may be taken into account in determining whether a Material Adverse Effect has occurred unless excluded by other clauses in this definition), or any suspension of trading in securities generally on any securities exchange on which any securities of the Corporation trade, including the TSX and NASDAQ; or

(n)	any actions or proceedings brought by or on behalf of Shareholders relating to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement,

provided, however, if any change, event, occurrence, effect, state of facts or circumstance referred to in clauses (a) through and including (g) above, materially and disproportionately adversely affects the Corporation and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries and businesses and markets in which the Corporation and its Subsidiaries operate, such change, event, occurrence, effect, state of facts or circumstance may be taken into account in determining whether a Material Adverse Effect has occurred (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether a Material Adverse Effect has occurred), and unless expressly provided in any particular section of the Arrangement Agreement, references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means, other than any Employee Plan, any Contract to which the Corporation or any of its Subsidiaries is a party:

(a)	pursuant to which the Corporation or any of its Subsidiaries is entitled to receive monthly recurring revenue from any customer of the Corporation or any of its Subsidiaries in excess of $175,000 on an annual basis, excluding any non-material amendments or addendums thereto;

(b)	pursuant to which the Corporation or any of its Subsidiaries is obligated to make recurring payments in excess of $500,000 on an annual basis;

(c)	that if terminated or modified or if it ceased to be in effect would reasonably be expected to have a Material Adverse Effect;

(d)	relating to indebtedness for borrowed money or to the guarantee of any indebtedness for borrowed money (whether accrued, absolute, contingent or otherwise) of any Person other than the Corporation or any of the Subsidiaries, in excess of $250,000, which for certainty includes the Credit Facility;

(e)	restricting the incurrence of indebtedness of the Corporation or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Corporation or any of its Subsidiaries, or restricting the payment of dividends by the Corporation;

(f)	that is a collective bargaining agreement or other labour Contract with any labour union, trade union, works council, employee association or other labour organization that governs the terms and conditions of employment of any Corporation Service Provider;

(g)	involving the settlement of any lawsuit in excess of $250,000 with respect to which (i) there is any material unpaid amount owing by, or other material remaining obligation of, the Corporation or any of its Subsidiaries; or (ii) material conditions precedent to the settlement thereof have not been satisfied;

(h)	that is a partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement, relating to the formation, creation or operation of any partnership, limited liability company or joint venture in which the Corporation or any of its Subsidiaries is a partner, member or joint venturer (or other participant), which for certainty excludes any such partnership, limited liability company or joint venture which is a wholly-owned Subsidiary of the Corporation;

(i)	providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the unpaid purchase or sale price or agreed value or fair market value of such property or asset exceeds $250,000;

(j)	that expressly limits or restricts: (A) the ability of the Corporation or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Corporation or any of its Subsidiaries may sell products or conduct business, in each case in a manner that is material to the Corporation and its Subsidiaries taken as a whole;

(k)	that contains express minimum purchase or volume commitments, penalties for termination, or grants “most-favoured nation” or similar rights that, in each case, impose material restrictions on the Corporation and its Subsidiaries taken as a whole;

(l)	providing for the acquisition or disposition by the Corporation or any of its Subsidiaries of any business, division or product line (whether by merger, amalgamation, sale of shares, sale of assets or otherwise) or capital stock or other equity interests of any other Person, in each case, pursuant to which any obligations of the Corporation or any of its Subsidiaries remain outstanding that are material to the Corporation and its Subsidiaries taken as a whole;

(m)	providing severance or other termination payments or benefits, change of control payments or benefits, or any other payments, benefits or accelerated vesting, in each case that would reasonably be expected to be triggered by the Arrangement and payable by the Corporation (other than severance or termination pay that may be owed or become owing in accordance with Law);

(n)	for any capital expenditure or commitment to do so which individually or in the aggregate exceeds $250,000;

(o)	relating to any interest rate, currency, commodity or hedging, swap, derivative or forward sale transactions which individually or in the aggregate exceeds $250,000; or

(p)	that is for the employment or engagement of any current Corporation Service Provider with an annual base compensation in excess of $200,000 or relating to loans to any Corporation Service Provider in excess of $200,000, or which provides such Corporation Service Provider with termination and severance entitlements in excess of those required by applicable Law.

“Meeting” has the meaning ascribed thereto under “Management Information Circular”.

“Meeting Materials” means, collectively, this Information Circular, the Notice of Meeting, the Form of Proxy and such other materials as are delivered to Shareholders in connection with the Meeting.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minister” means the Minister of Innovation, Science and Economic Development Canada.

“NASDAQ” means the Nasdaq Stock Market.

“NCIB” has the meaning ascribed thereto under “Information Concerning the Corporation – Previous Purchases and Sales – NCIB Purchases”.

“New Plan” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Other Covenants – Post-Closing Employment Matters”.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids.

“NI 71-101” means National Instrument 71-101 – The Multijurisdictional Disclosure System.

“NI 71-102” means National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers.

“Non-Objecting Beneficial Owners” has the meaning ascribed thereto under “Proxy Solicitation, Voting and Attending the Meeting – Voting of Proxies in Advance of the Meeting”.

“Non-Registered Holder” means a Shareholder who holds their Shares through an Intermediary.

“Non-Resident Dissenting Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada – Non-Resident Dissenting Holders”.

“Non-Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada”.

“Non-Solicitation Covenants” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Covenants Regarding Non-Solicitation”.

“Notice of Application” means the notice of application to the Court to obtain the Final Order, a copy of which is attached as Appendix F to this Information Circular.

“Notice of Meeting” has the meaning ascribed thereto under “Management Information Circular”.

“OBCA” means the Business Corporations Act (Ontario).

“OBCA Director” means the Director appointed pursuant to section 278 of the OBCA.

“Objecting Beneficial Owners” has the meaning ascribed thereto under “Proxy Solicitation, Voting and Attending the Meeting – Voting of Proxies in Advance of the Meeting”.

“Offer to Pay” has the meaning ascribed thereto under “Dissenting Holders’ Rights”.

“officer” has the meaning ascribed thereto in the Securities Act (Ontario).

“Omnibus Equity Incentive Plan” means the omnibus equity incentive plan of the Corporation adopted on December 13, 2022 and as amended and restated on December 6, 2025, as same may be further amended, modified or supplemented from time to time in accordance with its terms.

“Option Agreement” means an agreement evidencing the terms of any Corporation Option or Corporation Legacy Option.

“Order” means any order, injunction, judgment, decree, determination, writ, stipulation, award or ruling of any Governmental Entity.

“Ordinary Course” means, with respect to an action taken by the Corporation or one of its Subsidiaries, that such action is taken in the ordinary course of the normal day-to-day operations of the business of the Corporation or such Subsidiary, consistent with past practice.

“OSC” means the Ontario Securities Commission.

“Outside Date” means January 22, 2027 or such other date as may be agreed to in writing by the Parties.

“Parties” means the Purchaser, BRC and the Corporation and “Party” means any one of them.

“Party B” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement Agreement”.

“Payoff Letters” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Other Covenants – Financing Assistance”.

“PenderFund” has the meaning ascribed thereto under “Voting Securities and Principal Holders Thereof – Principal Shareholders”.

“Person” includes any individual, partnership, limited partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“PFICs” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations for U.S. Shareholders”.

“Plan of Arrangement” means the plan of arrangement under section 182 of the OBCA attached as Appendix D and any amendments or variations to such plan made in accordance with its terms, the terms of the Arrangement Agreement, the terms of the Interim Order (once issued) or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Other Covenants – Pre-Acquisition Reorganization”.

“Preferred Directors” has the meaning ascribed thereto under Appendix A – “Information Concerning BRC and the Purchaser – Directors and Executive Officers – Nomination Rights”.

“Proceeding” means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or known investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity.

“Proposed Amendments” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders”.

“Proxy Deadline” has the meaning ascribed thereto under “Proxy Solicitation, Voting and Attending the Meeting – Voting of Proxies in Advance of the Meeting – Voting for Registered Holders and Employee Share Purchase Plan Holders”.

“PSU Agreement” means an agreement evidencing the terms of any Corporation PSU.

“Purchaser” means 1001755979 Ontario Inc.

“Record Date” has the meaning ascribed thereto under “Management Information Circular”.

“Registered Holder” means a Shareholder whose name is on the records of the Corporation as the registered holder of Shares.

“Registered Plans” has the meaning ascribed thereto under “Eligibility For Investment”.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, any notice to, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity (and any extensions thereof, including through a timing or other agreement), in each case in connection with the Arrangement and includes the Required Regulatory Approvals, but excludes the Interim Order, the Final Order and any other approval of the Arrangement by the Court.

“Representative” means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries or affiliates.

“Required Regulatory Approvals” has the meaning ascribed thereto under “Certain Legal and Regulatory Matters – Required Regulatory Approvals”.

“Required Shareholder Approval” has the meaning ascribed thereto under “Certain Legal and Regulatory Matters – Shareholder Approval”.

“Resident Dissenting Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada – Resident Dissenting Holders”.

“Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada”.

“RSU Agreement” means an agreement evidencing the terms of any Corporation RSU.

“SEC” means the United States Securities and Exchange Commission.

“Second Request” has the meaning ascribed thereto under “Certain Legal and Regulatory Matters – Required Regulatory Approvals – United States”.

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

“Securities Authority” means the OSC, any other applicable securities commission or regulatory authority of a province or territory of Canada or any other jurisdiction with authority in respect of the Corporation and/or its Subsidiaries.

“Securities Laws” means (a) the Securities Act (Ontario) and any other applicable Canadian provincial or territorial rules, orders, notices, promulgations and regulations and published policies thereunder, (b) U.S. Securities Laws, and (c) where applicable, the applicable securities laws and regulations of any other applicable jurisdictions.

“Securityholders” means, collectively, the Shareholders and the holders of Incentive Securities.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval + maintained on behalf of the applicable Securities Authorities.

“Share Consideration” means, in respect of each Share, 0.04767 of a BRC Share, as provided in the Plan of Arrangement.

“Shareholders” has the meaning ascribed thereto under “Management Information Circular”.

“Shares” means the common shares in the capital of the Corporation.

“Special Committee” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement Agreement”.

“Specified Exemptions” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Conduct of the Business of the Corporation”.

“Strategic Review Process” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement Agreement”.

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary and for certainty includes, in the case of the Corporation, Sangoma Technologies Inc., NetFortris (Philippines) Inc., Sangoma US Inc., Sangoma Technologies Private Limited, Sangoma TechInd Private Limited, Sangoma Technologies Limited, Sangoma Columbia S.A.S., Fonality Pty Ltd., and NetFortris Operating Co., Inc.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person or group of Persons “acting jointly or in concert” (within the meaning of NI 62-104), other than the Purchaser, BRC or one or more of their respective affiliates, made after the date of the Arrangement Agreement to directly or indirectly acquire not less than all of the outstanding Shares (other than any Shares held by the Persons or group of Persons making such Acquisition Proposal) or all or substantially all of the assets of the Corporation on a consolidated basis that:

(a)	complies with Securities Laws and did not result from or involve a material breach of Article 5 of the Arrangement Agreement;

(b)	is not subject to any financing condition;

(c)	in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith after consultation with its financial advisor(s) and external legal counsel, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(d)	is not subject to any due diligence or access condition;

(e)	the Board (and any relevant committee thereof) has determined in good faith, after consultation with its financial advisor(s) and external legal counsel, is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal and their respective affiliates; and

(f)	in respect of which the Board (and any relevant committee thereof) determines, in its good faith judgment, after consulting with its external legal counsel and financial advisor(s), would, if consummated in accordance with its terms but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser in writing pursuant to section 5.4(2) of the Arrangement Agreement).

“Superior Proposal Notice” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Covenants Regarding Non-Solicitation – Right to Match”.

“Supporting Shareholders” has the meaning ascribed thereto under “The Arrangement – Voting Support Agreements”.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder.

“taxable capital gain” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada – Disposition of Shares Pursuant to the Arrangement”.

“Taxes” means: (i) any and all supernational, federal, state, local, provincial, territorial branch or other taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments in the nature of a tax imposed by any Governmental Entity, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employer health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment/unemployment insurance, health insurance, government pension plan premiums or contributions, social security premiums and workers’ compensation premiums, together with instalments of any such taxes; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i), (ii) or (iii) as a result of any tax sharing or tax allocation agreement, arrangement or understanding or as a result of any obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any Person, by contract or otherwise.

“TCP Proposals” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada – Disposition of Shares Pursuant to the Arrangement”.

“Terminating Party” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Other Covenants – Notice and Cure Provisions”.

“Termination Fee” has the meaning ascribed thereto under “The Arrangement Agreement – Termination Fees and Expenses – Termination Fee”.

“Termination Fee Event” has the meaning ascribed thereto under “The Arrangement Agreement – Termination Fees and Expenses – Termination Fee”.

“Termination Notice” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Other Covenants – Notice and Cure Provisions”.

“Transfer Agent” means Odyssey Trust Company.

“Treasury Regulations” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations for U.S. Shareholders”.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the SEC promulgated thereunder.

“U.S. Holder” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations for U.S. Shareholders”.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended from time to time, and the rules and regulations of the SEC promulgated thereunder.

“U.S. Securities Laws” means the U.S. federal securities laws, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and applicable securities laws of any state of the United States.

“VIF” has the meaning ascribed thereto under “Proxy Solicitation, Voting and Attending the Meeting – Voting of Proxies in Advance of the Meeting”.

“Voting Support Agreements” means each voting support agreement entered into among the Purchaser, BRC and each of the Supporting Shareholders.

“VWAP” means volume-weighted average price.

Appendix A
Information Concerning BRC and the Purchaser

Unless otherwise indicated, the following information is presented on a pre-Arrangement basis as of the date of the Circular and is reflective of the current business, financial and share capital position of BRC and its subsidiaries on a consolidated basis. References to “BRC” in this Appendix A refer to BRC Group Holdings, Inc. and its subsidiaries, unless the context requires otherwise. All other capitalized terms used but not otherwise defined in this Appendix A shall have the meanings ascribed to them in the Circular. References to “$” or “dollars” in this Appendix A are to the lawful currency of the United States.

Corporate Structure

Name, Address and Incorporation

BRC was incorporated in Delaware under the General Corporation Law of the State of Delaware (“DGCL”) on May 7, 2009 under the name “B. Riley Financial, Inc.” and became publicly listed in the United States through a strategic combination with Great American Group, Inc. in 2014. Effective January 1, 2026, BRC changed its name from “B. Riley Financial, Inc.” to “BRC Group Holdings, Inc.” The name change was effective following approval by the BRC Board through the filing of a Certificate of Amendment to BRC’s Amended and Restated Certificate of Incorporation.

BRC’s head office is located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California, USA 90025. BRC also operates offices in New York, New Jersey, Chicago, Metro District of Columbia, Boston, Dallas, Memphis, Miami, San Francisco, Boca Raton, and Palm Beach Gardens, as well as an office located in India.

The Purchaser, 1001755979 Ontario Inc., is an indirect wholly owned subsidiary of BRC, formed for the purpose of acquiring the Shares of the Corporation on behalf of BRC. The Purchaser was incorporated on September 23, 2026 under the Business Corporations Act (Ontario). Its registered office is 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

Intercorporate Relationships

BRC conducts its business through its various subsidiaries. The following table sets out each of the material subsidiaries of BRC, including the jurisdiction where each material subsidiary is incorporated, continued, formed or organized. Unless otherwise indicated, BRC beneficially owns or controls, directly or indirectly, 100% of the voting securities of each material subsidiary.

Subsidiary	Jurisdiction
BR Financial Holdings, LLC	Delaware
BR Advisory & Investments, LLC	Delaware
BRF Investments, LLC	Delaware
BRF Finance Co., LLC	Delaware
bebe stores, inc. (1)	California
B. Riley Capital Management, LLC	New York
B. Riley Securities Holdings, Inc.	Delaware
B. Riley Securities, Inc.	Delaware
B. Riley Principal Capital, LLC	Delaware
B. Riley Corporate Services, Inc.	Delaware
B. Riley Principal Investments, LLC	Delaware
B. Riley Real Estate Ventures Holdings, LLC	Delaware
B. Riley Retail RE Holdings LLC	Delaware
BRPI Acquisition Co LLC	Delaware

magicJack VocalTec Ltd.	Israel
Tdsoft Ltd.	Israel
magicJack VoIP Services, LLC	Delaware
Sangoma Holdings, LLC	Delaware
1001755979 Ontario Inc.	Ontario
United Online, Inc.	Delaware
NetZero Modecom, Inc.	Delaware
Juno Internet Services, Inc.	Delaware
Juno Online Services, Inc.	Delaware
NetZero, Inc.	Delaware
United Online Software Development	India
YMax Corporation	Delaware
magicJack Holdings Corporation	Delaware
magicJack L.P.	Delaware
United Online Advertising Network, Inc.	Delaware
Marconi Wireless Holdings, LLC dba Credo Mobile	Delaware
Lingo Management, LLC	Delaware
Lingo Telecom, LLC	Texas
Tiger US Holdings, Inc.	Delaware
Targus US NewCo Inc.	Delaware
Targus International LLC	Delaware
Targus International Holdco (UK) Limited	England and Wales
BR EXAR, LLC	Delaware
B. Riley Venture Capital, LLC	Delaware
BRVC Promenade Group, LLC (1)	Delaware
BRVC Uniphore LLC (1)	Delaware
BRVC bolttech, LLC (1)	Delaware
BRVC SparkCognition, LLC (1)	Delaware
BRVC Swiftly, LLC	Delaware
BRVC Pura, LLC (1)	Delaware
BRVC bolttech II, LLC (1)	Delaware
BRVC Continuous Composites II, LLC	Delaware
BRPI Constantin, LLC	Delaware
B. Riley Commercial Capital, LLC	Delaware
B. Riley Receivables, LLC	Delaware
B. Riley Wealth Management Holdings, Inc.	Delaware
B. Riley Wealth Management, Inc.	Tennessee
B. Riley Wealth Private Shares, LLC	Delaware

Notes:

(1)	BRC beneficially owns, or controls or directs, directly or indirectly, less than 100% of the voting securities.

If the Arrangement is completed, the Purchaser, 1001755979 Ontario Inc., will acquire all of the outstanding Shares and the Corporation will become an indirect wholly-owned subsidiary of BRC.

Description of the Business

Business Overview

BRC is a diversified holding company offering a platform of businesses, including financial services (with complementary banking and wealth management businesses), telecom, consumer products, retail, and investments in equity, debt and venture capital. Its core financial services platform provides small cap and middle market companies customized end-to-end solutions at every stage of the enterprise life cycle. Its complementary banking business offers comprehensive services in capital markets, sales, trading, research, merchant banking, M&A, and restructuring. Its complementary wealth management business offers wealth management and financial planning services including brokerage, investment management, insurance, and tax preparation. Its telecom businesses provide consumer and business services including traditional, mobile and cloud phone, internet and data, security, and email. Its consumer products and retail companies provide mobile computing accessories and home furnishings. BRC, through its investment business, deploys its capital inside and outside its core financial services business to generate shareholder value through opportunistic investments. For further information, please see “Description of the Business – Business Segments” in this Appendix A.

BRC is not currently a reporting issuer in Canada. The BRC Shares are quoted for trading on the NASDAQ under the trading symbol “RILY”.

Upon completion of the Arrangement, BRC will continue to operate with the BRC Shares listed for trading on the NASDAQ and will continue to be subject to continuous disclosure reporting requirements under securities laws of the United States. At the Effective Time, the assets and operations of the Corporation will become assets and operations of BRC through its indirect ownership of the Corporation. By virtue of the Arrangement, BRC will become a reporting issuer in all of the provinces of Canada upon completion of the Arrangement and will be subject to Canadian continuous disclosure and other reporting obligations under applicable Canadian Securities Laws. For further information, please see “Certain Legal and Regulatory Matters – Stock Exchange Delisting and Reporting Issuer Status” in the Circular.

General Development of the Business

The following summarizes the principal events and conditions that influenced the general development of BRC’s business during the financial years ended December 31, 2023, 2024 and 2025 and the subsequent period to the date of this Circular.

On August 21, 2023, BRC acquired an equity interest in Freedom VCM Holdings, LLC (“Freedom VCM”) in connection with the closing of the acquisition of Franchise Group, Inc. (the “Franchise Group” or “FRG”) by a buyer group that included members of senior management of FRG, led by Brian Kahn (“Kahn”), FRG’s then Chief Executive Officer (the “FRG take-private transaction”). BRC invested approximately US$216.5 million in cash and contributed its existing FRG shares, valued at approximately $64.6 million, in exchange for its equity interests in Freedom VCM. Following completion, BRC held approximately 31% of Freedom VCM’s outstanding equity interests. BRC also led the equity financing for the acquisition.

On August 1, 2024, 46 Labs LLC announced that it had completed the acquisition of Impact Telecom from BRC’s subsidiary, Lingo (as defined below). The disposition reduced the scope of BRC’s wholesale carrier operations.

In October 2024, BRC entered into a transfer and contribution agreement pursuant to which, among other things, B. Riley Brand Management transferred and contributed to a subsidiary and securitization financing vehicle (“Brand Financing Vehicle”) the limited liability company interests (“Brand LLC Interests”) held by B. Riley Brand Management in the entities that held certain assets related to six consumer brands and equity method investments for Hurley, Justice and Scotch & Soda. In connection with this transaction, the Brand Financing Vehicle issued notes and preferred stock secured by those Brand LLC Interests to a third party purchaser, the proceeds of which were used to fund an upfront payment to BRC of approximately US$189.3 million. In addition, in October 2024, bebe stores, inc., a majority owned subsidiary of BRC (“bebe”), sold its limited liability company interests in entities that held certain brand assets to a third party purchaser for approximately US$46.6 million in net cash proceeds. Upon closing of the bebe sale, proceeds of US$22.2 million were used to pay off the outstanding balance of the bebe credit agreement in full and US$0.2 million of loan-related pay off expenses. The remaining amount of the proceeds was paid as a dividend to BRC.

On November 3, 2024, FRG, Freedom VCM and certain affiliated entities filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. As a result of the bankruptcy filing, BRC no longer had significant influence over Freedom VCM. On June 1, 2025, the United States Bankruptcy Court for the District of Delaware entered an order confirming the Ninth Amended Joint Chapter 11 Plan of Franchise Group and its affiliated debtors (the “FRG Plan”). As a result of the FRG Plan, BRC does not expect to receive any proceeds or distributions from the equity investment in Freedom VCM.

On November 15, 2024, BRC completed the sale of a majority interest in its appraisal and valuation, real estate, and retail, wholesale and industrial asset disposition businesses to affiliates of Oaktree Capital Management, L.P. (“Oaktree”). The businesses were contributed to Great American Holdings, LLC, in which Oaktree acquired all Class A preferred units and approximately 52.6% of the common units for approximately $203 million. BRC retained approximately 44.2% of the common units and an interest in the Class B preferred units. The transaction resulted in the deconsolidation of these businesses, with BRC retaining a non-controlling investment.

On March 3, 2025, BRC sold all of the issued and outstanding membership interests in subsidiaries engaged in a recycling business to a third party purchaser for a purchase price of approximately US$102.5 million, subject to certain adjustments resulting in cash proceeds of US$68.6 million to BRC after adjustments for amounts allocated to non-controlling interests, repayment of contingent consideration, transaction costs and other items attributable to the closing of the transaction.

On March 26, April 7, May 21, June 30 and July 11, 2025, BRC completed five privately negotiated debt exchanges pursuant to which the investors exchanged approximately US$355.0 million of BRC’s outstanding publicly traded senior notes for approximately US$228.4 million aggregate principal amount of 8.00% senior secured second lien notes due January 1, 2028, together with warrants to purchase up to 913,692 BRC Shares at an exercise price of US$10.00 per share. These transactions reduced the principal amount of BRC’s indebtedness and restructured a portion of its debt maturities.

On April 4, 2025, BRC completed the sale of a portion of its employee-based wealth management business to Stifel Financial Corp. for net cash consideration of approximately $26 million. The transaction involved 36 financial advisors whose managed accounts represented approximately $4 billion in assets under management at closing.

On June 27, 2025, BRC sold GlassRatner Advisory & Capital Group, LLC and B. Riley Farber Advisory Inc., comprising its financial consulting business, to funds managed by TorQuest Partners for aggregate cash consideration of approximately $117.8 million, subject to a working capital adjustment. The disposition provided capital to support BRC’s remaining businesses and strengthen its capital structure.

Effective January 1, 2026, BRC changed its name from B. Riley Financial, Inc. to BRC Group Holdings, Inc.

From February 6, 2026 through June 3, 2026, BRC executed nine privately negotiated Section 3(a)(9) exchanges of outstanding units of various series of senior notes in exchange for BRC Shares in an effort to decrease BRC’s outstanding indebtedness. In connection with such Section 3(a)(9) exchanges, BRC issued an aggregate of 8,358,495 BRC Shares in exchange for a reduction of BRC’s outstanding indebtedness in an aggregate amount of approximately $69 million.

On March 30, 2026, BRC redeemed its remaining outstanding 5.50% senior notes due 2026.

On September 28, 2026, BRC, the Purchaser and the Corporation entered into the Arrangement Agreement, pursuant to which the Purchaser agreed to acquire all outstanding Shares of the Corporation under the Arrangement. Subject to the terms of the Arrangement Agreement, Shareholders will receive US$4.925 in cash and 0.04767 of a BRC Share for each Share held. The acquisition is intended to expand BRC’s communications portfolio and remains subject to the approvals and other conditions described in the Circular. See “The Arrangement”.

On September 29, 2026, BRC redeemed its remaining outstanding 6.50% senior notes due 2026.

In connection with the Arrangement, on September 28, 2026, BRC’s telecommunications subsidiaries obtained a commitment from a syndicate of lenders led by Banc of California for approximately $212.3 million of senior secured term loans to finance the acquisition and refinance their existing telecommunications credit facility, subject to the terms and conditions of the commitment.

On October 22, 2026, in compliance with Section 267 of the DGCL and Section 18-209(i) of the Delaware Limited Liability Company Act, BRSH Merger Sub LLC, a Delaware limited liability company (“BRSH Merger Sub”), and an indirect, wholly owned subsidiary of BRC, merged with and into B. Riley Securities Holdings, Inc. (“BRSH”), with BRSH surviving (the “Short-Form Merger”). The Short-Form Merger became effective upon the filing of the Certificate of Ownership and Merger with the Secretary of State of the State of Delaware on October 22, 2026 (the “Short-Form Effective Time”). Immediately prior to the Short-Form Effective Time, BRSH Merger Sub owned greater than 90% of the outstanding shares of common stock, par value $0.0001 per share, of BRSH (the “BRSH Common Stock”), the sole class of capital stock of BRSH with shares outstanding. At the Short-Form Effective Time, in connection with the Short-Form Merger, the outstanding shares of BRSH Common Stock not held by BRSH Merger Sub (other than shares subject to BRSH Restricted Stock Awards (as defined below) and shares held by holders who properly demand and perfect appraisal rights under Section 262 of the DGCL) were converted into the right to receive total cash in the amount of approximately $2.422 million ($8.88 in cash per BRSH common share, without interest), and the holders of BRSH restricted stock awards (each, a “BRSH Restricted Stock Award”) that were outstanding immediately prior to the Short-Form Effective Time were cancelled and substituted with a total amount of approximately 1,866,000 restricted stock awards of common stock, par value $0.0001 per share, of BRC (each, a “Substitute Restricted Stock Awards”) under the 2021 Stock Incentive Plan of BRC, representing a ratio of approximately two Substitute Restricted Stock Awards for each BRSH Restricted Stock Award. The Substitute Restricted Stock Awards have the same vesting terms and schedule (including with respect to any acceleration) as applied to the corresponding BRSH Restricted Stock Award immediately prior to the Short-Form Effective Time and are otherwise subject to the terms and conditions of the 2021 Plan and the applicable award agreement. As of the Short-Form Effective Time, BRC owned 100% of BRSH.

On November 3, 2026, BRC sold its interest in Great American Holdings, LLC (“GA Holdings”) for $62.3 million including $10.6 million in cash, and entered into Amendment No. 7 to the Oaktree Credit Facility, which provided for the prepayment of $51.7 million of the secured term loan credit facility, provided additional term loans of $26.5 million, and eliminated the prepayment premium on the remaining balance.

Business Segments

BRC maintains a diverse composition of businesses that operate in seven reportable business segments: Capital Markets, Wealth Management, Lingo, magicJack, Marconi Wireless, UOL and Consumer Products. The descriptions below illustrate the businesses that comprise BRC’s segments.

•	Capital Markets – BRC provides investment banking, equity research and institutional brokerage services to publicly traded and privately held companies, institutional investors, and financial sponsors outside of Canada; and direct lending services to middle market companies. BRC also trades equity securities as a principal for its account, including investments in funds managed by its subsidiaries outside of Canada. BRC maintains an investment portfolio comprised of public and private equities and debt securities. BRC also opportunistically provides loans to its clients and engages in securities-based lending which involves the borrowing and lending of equity and fixed income securities. These activities require specialized research, valuation, trading and transaction execution capabilities. Services are provided directly by B. Riley Securities, Inc., a FINRA-registered broker-dealer and a member of the Securities Investor Protection Corporation, a non-profit corporation that protects investors from broker-dealer failures.

•	Wealth Management – BRC provides retail brokerage, investment management, insurance and tax preparation services outside of Canada to individuals and families, small businesses, non-profits, trusts, foundations, endowments, and qualified retirement plans through a boutique private wealth and investment management firm. The business depends on the availability and retention of financial professionals with investment advisory, financial planning and client relationship expertise. Assets under management in BRC’s wealth management segment totaled approximately US$13 billion as of December 31, 2025.

•	Lingo – Lingo Management, LLC and its carrier subsidiaries operating under the Lingo and Bullseye brands (together, “Lingo”) is a global cloud/unified communications and managed service provider to Enterprise and Small to Medium Businesses in the United States. Lingo primarily re-sells Plain Old Telephone Services (“POTS”), Broadband data services and Managed Security services in addition to the Cloud Voice, POTS Alternative and business collaboration communication services. Service delivery requires telecommunications engineering, network management, technology integration and customer support capabilities.

•	magicJack – magicJack VoIP Services, LLC and related subsidiaries (together, “magicJack”) is a non-interconnected Voice-over-IP (“VoIP”) cloud-based communications service provider that offers related devices and subscription services within the United States and Canada. Products and subscriptions are available through online ordering and other distribution channels. The magicJack services allow its subscribers to stay connected at low costs. The business requires software, communications technology, device support and subscription administration capabilities. Its delivery of services depends on functioning internet connections and the telecommunications services used to connect calls. The terms governing service subscriptions, devices and calling services are set out in its subscriber agreements.

•	Marconi Wireless – Marconi Wireless Holdings, LLC (“Marconi Wireless”) is a mobile virtual network operator that provides mobile phone voice, text, and data services and devices using the Credo Mobile brand. Customers obtain services through mobile subscription plans and may purchase devices through Credo Mobile’s sales platform. Marconi Wireless acquires its mobile network service from a single third-party provider. Continued access to that provider’s network is therefore a material operating dependency. Termination or interruption of the arrangement could disrupt service while an alternative arrangement is established.

•	UOL – United Online, Inc. (“UOL”) is an Internet access provider that offers dial-up and digital subscriber line (“DSL”) services under the NetZero and Juno brands across the United States. UOL also provides paid and free e-mail subscription services that also generate advertising revenues. Customers subscribe through its online platforms and access services using compatible equipment and telecommunications connections. UOL’s service delivery requires internet access infrastructure, software compatibility, subscription administration and technical support. Its dial-up offering depends on customers having compatible modems and on the continuing availability of the required telecommunications services.

•	Consumer Products – The consumer products segment is comprised of Tiger US Holdings, Inc. (“Targus”), which is a multinational company that, together with its subsidiaries, designs, manufactures and sells consumer and enterprise productivity products with a large business-to-business (B2B) customer client base and global distribution in over 100 countries. Its products incorporate proprietary designs and technologies, including patented protective and docking solutions and products sold under the Targus and EcoSmart brands. The Targus product line includes laptop and tablet cases, backpacks, universal docking stations, and computer accessories. Targus contracts manufacturing to third-party factories. Its operations require product design and engineering, sourcing, supplier management and distribution capabilities. Supplier practices are addressed through its Supplier Code of Conduct and environmental and social compliance programs.

BRC’s operating results are primarily comprised of the operations of these businesses within its seven reportable operating segments. However, BRC also generates revenues from investment and lending entities and other businesses that it may acquire with the goal to expand their operations, drive growth and create operational efficiencies to improve cash flows to reinvest across other business operations in BRC’s platform. These businesses are typically in fragmented markets and include the operation of a regional environmental services business, which was sold in March 2025, and bebe, which operates rent-to-own stores.

Breakdown of Revenues

The following table shows the breakdown of BRC’s revenues by reportable segment for the years ended December 31, 2025 and 2024:

Revenue	2025 (US$)	2024 (US$)
Capital Markets	$264,712,000	$217,668,000
Wealth Management	$175,572,000	$200,746,000
Lingo	$164,148,000	$195,886,000
magicJack	$37,934,000	$42,845,000
Marconi Wireless	$34,784,000	$41,207,000
UOL	$13,145,000	$15,133,000
Consumer Products	$181,540,000	$202,597,000
Corporate and All Other	$95,764,000	$(169,661)
Total	$967,599,000	$746,421,000

Competitive Conditions

BRC faces intense competition across all of its business lines. While some competitors are unique to specific service offerings, some competitors cross multiple service offerings. The industry trend toward continued consolidation among financial services companies has significantly increased the capital base and geographic reach of many of its competitors. BRC competes with other investment banks, bank holding companies, brokerage firms, merchant banks, and financial advisory firms. Its focus on its target industries also subjects it to direct competition from several specialty firms and smaller investment banking boutiques that specialize in providing services to these industries. Larger, more diversified and better-capitalized competitors may be better positioned to respond to industry changes, to recruit and retain skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. Many of these firms may offer a wider range of services and products, which may enhance their competitive position relative to BRC. These firms can also support services and products with other financial services revenues to gain market share.

As it relates to certain of its communication-related businesses (Lingo, magicJack, Marconi Wireless and UOL), the U.S. market for Internet and broadband services is highly competitive. These segments compete with numerous providers of broadband services, as well as other dial-up Internet access providers, wireless and satellite service providers, cable service providers, and broadband resellers. BRC faces competition from other manufacturers of smart phones, tablets and other handheld wireless devices. Also, BRC competes against established alternative voice communication providers, and may face competition from other large, well-capitalized Internet companies.

BRC’s Targus business competes with original equipment manufacturers and companies that own their own consumer brand, other brands and trademarks. These companies compete with Targus with similar sales and licensing arrangements with domestic and international retailers and wholesalers.

Intangible Properties

BRC’s businesses use proprietary technology, technical know-how and other intellectual property. BRC relies on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure terms and licenses, to protect its intellectual property. It holds various United States patents and pending applications, together with corresponding patents and pending applications from other countries.

Employees

As at December 31, 2025, BRC had 1,380 active employees and more than 172 affiliated professionals.

Bankruptcy, Receivership and Similar Proceedings

On May 3, 2024, a wholly owned subsidiary of BRC completed the acquisition of Nogin, Inc. (“Nogin”). BRC entered into a Chapter 11 Restructuring Support Agreement with Nogin prior to the acquisition date. On March 31, 2025, BRC signed a Deed of Assignment for the Benefit of Creditors (“ABC”), pursuant to which all of the assets of Nogin were transferred to an assignee for the benefit of Nogin’s creditors, and which provides the assignee the right to, among other things, sell or dispose of such assets and settle all claims against Nogin. BRC will no longer control or own the assets of Nogin or have any remaining or future obligations to Nogin’s creditors. Management does not expect any recovery of BRC’s investment in Nogin. Subsequent to March 31, 2025, certain of Nogin’s creditors filed an involuntary petition for relief under chapter 7 of title 11 of the United States Code in the United States Bankruptcy Court for the District of New York and an order for relief was entered to move the ABC to a liquidation.

BRC Financial Statements

The audited consolidated balance sheets of BRC as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows, for each of the two financial years in the period ended December 31, 2025, and the related notes (collectively referred to as the “BRC Annual Financial Statements”) and the unaudited consolidated financial statements of BRC for the quarterly period ended September 30, 2026 (the “BRC Interim Financial Statements” and together with the BRC Annual Financial Statements, the “BRC Financial Statements”) are attached as Schedule A to this Appendix A.

Management’s Discussion & Analysis

Management’s Discussion & Analysis of BRC as of and for the year ended December 31, 2025 compared to December 31, 2024 (the “BRC Annual MD&A”) and Management’s Discussion & Analysis of BRC for the quarterly period ended September 30, 2026 (together with the BRC Annual MD&A, the “BRC MD&A”) are appended hereto as Schedule B and should be read in conjunction with the BRC Financial Statements.

Description of Capital Stock

BRC is authorized under its Amended and Restated Certificate of Incorporation, as amended, to issue 100,000,000 BRC Shares, par value US$0.0001 per share, and 1,000,000 shares of preferred stock (“BRC Preferred Stock”), par value US$0.0001 per share, issuable in series.

As at November 6, 2026, there were 40,199,755 BRC Shares issued and outstanding and 4,563 shares of BRC Preferred Stock issued and outstanding, of which: (i) 2,834 shares had been designated as 6.875% Series A Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”); and (ii) 1,729 shares had been designated as 7.375% Series B Cumulative Perpetual Preferred Stock (“Series B Preferred Stock”).

In addition, as at November 6, 2026, the following securities convertible into BRC Shares were issued and outstanding: (i) stock option awards exercisable to acquire an aggregate of 300,000 BRC Shares; (ii) restricted stock awards convertible into an aggregate of up to 2,278,266 BRC Shares; and (iii) common stock purchase warrants exercisable for an aggregate of 913,692 BRC Shares.

At the Effective Time, BRC will issue an additional 1,598,108 BRC Shares to Shareholders of the Corporation in accordance with the Plan of Arrangement. The completion of the Arrangement will not affect the authorized capital of BRC or the rights attaching to the BRC Shares, which will continue to be the same as those prior to the completion of the Arrangement.

Common Stock

The holders of BRC Shares are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of BRC Shares do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the BRC Shares voting are able to elect all of BRC’s directors. Subject to preferences that may apply to any then outstanding shares of preferred stock, the holders of outstanding BRC Shares are entitled to receive dividends out of assets legally available for distribution at the times and in the amounts, if any, that the board of directors of BRC (the “BRC Board”) may determine from time to time. In the event of liquidation, dissolution or winding up, subject to the rights of each series of BRC Preferred Stock, which may, from time to time come into existence, holders of BRC Shares are entitled to share ratably in all of BRC’s assets remaining after it pays its liabilities. Holders of BRC Shares have no preemptive or other subscription or conversion rights. BRC Shares are not redeemable and there are no sinking fund provisions applicable to BRC Shares.

The BRC Shares are denominated in U.S. dollars and trade on the NASDAQ under the trading symbol “RILY”. The outstanding BRC Shares are fully paid and non-assessable.

Preferred Stock

BRC’s Amended and Restated Certificate of Incorporation, as amended, authorizes the BRC Board to approve the issuance of up to 1,000,000 shares of BRC Preferred Stock, without further approval of stockholders, and to determine the rights and preferences of any series of preferred stock. As of the date hereof, there are no shares of preferred stock issued and outstanding other than Series A Preferred Stock and Series B Preferred Stock.

Series A Preferred Stock

The holders of shares of Series A Preferred Stock generally have no voting rights. The Series A Preferred Stock ranks senior to all classes or series of BRC Shares and to all other equity securities issued by BRC expressly designated as ranking junior to the Series A Preferred Stock, on parity with the Series B Preferred Stock, and junior to all equity securities issued by BRC with terms specifically providing that those equity securities rank senior to the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of BRC, and effectively junior to BRC’s existing and future indebtedness (including indebtedness convertible into BRC Shares or BRC Preferred Stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) BRC’s existing or future subsidiaries. Depositary shares representing the Series A Preferred Stock are listed on the NASDAQ under the symbol “RILYP”.

Series B Preferred Stock

The holders of Series B Preferred Stock generally have no voting rights. The Series B Preferred Stock ranks senior to all classes or series of BRC Shares and to all other equity securities issued by BRC expressly designated as ranking junior to the Series B Preferred Stock, on parity with the Series A Preferred Stock, junior to all equity securities issued by BRC with terms specifically providing that those equity securities rank senior to the Series B Preferred Stock with respect to the payment of dividends and the distribution of assets upon BRC’s liquidation, dissolution or winding up, and effectively junior to BRC’s existing and future indebtedness (including indebtedness convertible into BRC Shares or BRC Preferred Stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) BRC’s existing or future subsidiaries. Depositary shares representing the Series B Preferred Stock are listed on the NASDAQ under the symbol “RILYL”.

Dividends and Distributions

BRC currently intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate paying any dividends on BRC Shares in the foreseeable future. BRC expects to maintain its existing dividend policy following completion of the Arrangement. Any future determination to declare dividends will be made at the discretion of the BRC Board and will depend on BRC’s financial condition, operating results, capital requirements, general business conditions and other factors that the BRC Board may deem relevant.

The following table provides a summary of the amount of cash dividends or distributions declared per security for each of the three most recently completed financial years and the current financial year.

Class of Security	2026	2025	2024	2023
Common	Nil	Nil	$1.00	$4.00
Series A Preferred	Nil	Nil	$1.71875	$1.71875
Series B Preferred	Nil	Nil	$1.84375	$1.84375

Holders of Series A Preferred Stock, when and as authorized by the BRC Board, are entitled to cumulative cash dividends at the rate of 6.875% per annum of the $0.03 million liquidation preference per year. Dividends are payable quarterly in arrears. As of September 30, 2026, dividends in arrears in respect of the shares of Series A Preferred Stock was $8.5 million. Unpaid dividends will accrue until paid in full.

Holders of Series B Preferred Stock, when and as authorized by the BRC Board, are entitled to cumulative cash dividends at the rate of 7.375% per annum of the $0.03 million liquidation preference per year. Dividends are payable quarterly in arrears. As of September 30, 2026, dividends in arrears in respect of the shares of Series B Preferred Stock was $5.6 million.

On January 21, 2025, BRC announced that it had temporarily suspended dividends on the BRC Preferred Stock. Unpaid dividends will accrue until paid in full. Unless full cumulative dividends on the BRC Preferred Stock have been paid or set aside, BRC may not declare or pay dividends on the BRC Shares, subject to limited exceptions.

CONSOLIDATED CAPITALIZATION

Except as described in the following table, the Arrangement will not result in any material change in the share and loan capital of BRC, on a consolidated basis. The table presents information: (i) on an actual basis as at September 30, 2026; and (ii) on an as adjusted basis to reflect the estimated financial position of the combined company following the Arrangement in accordance with U.S. GAAP. The following table should be read in conjunction with the BRC Financial Statements attached hereto as Schedule A and the BRC MD&A attached hereto as Schedule B.

	BRC as of September 30, 2026		Combined company as of September 30, 2026
(in thousands, except share data)	Actual		As Adjusted
Cash and cash equivalents	US$	144,072	US$	101,791
Long-term debt	US$	963,068	US$	1,094,689
Common stock		40,199,755		41,797,863

Options to Purchase Securities

BRC maintains the following security-based compensation arrangements, each as further described below.

2021 Stock Incentive Plan

On May 27, 2021, BRC adopted the 2021 Stock Incentive Plan (the “2021 Plan”). The 2021 Plan allows for the grant of equity awards to directors, employees and consultants. BRC is authorized to issue up to 4,001,009 BRC Shares pursuant to restricted stock units (“RSUs”) granted under the 2021 Plan. The purpose of the 2021 Plan is to help BRC attract, retain and motivate key employees, non-employee directors and consultants, and align the interests of such persons with BRC’s stockholders and promote ownership of BRC’s equity. The Compensation Committee of the BRC Board administers the 2021 Plan.

The following table shows the aggregate number of RSUs that are outstanding as at November 6, 2026 under the 2021 Plan:

Group (Number of Holders in Group)	Number of BRC Shares Subject to RSUs	Grant Date Fair Market Value of RSUs
Executive officers and past executive officers of BRC (5)	79,591	US$16.85
Directors and past directors of BRC who are not also executive officers (6)	198,384	US$6.81
Executive officers and past executive officers of subsidiaries of BRC (0)	Nil	N/A
Directors and past directors of subsidiaries of BRC who are not also executive officers (0)	Nil	N/A
Other employees and former employees (115)	117,676	US$17.12
Consultants (11)	26,606	US$17.12 to US$40.68
Any other person or company (0)	Nil	N/A
Total	422,257	-

Stock Option Arrangement

On June 3, 2025, BRC issued stock options to purchase a total of 300,000 BRC Shares in connection with the employment agreement entered into with BRC’s Chief Financial Officer. The stock options vest in annual installments over a three-year period on each anniversary of the grant date, in three tranches (in each case, subject to continued employment): (1) 100,000 with an exercise price of $7.00; (2) 100,000 with an exercise price of $10.00; and (3) 100,000 with an exercise price of $12.50. The stock options are subject to acceleration upon a change of control and expire 10 years from the original grant date.

Employee Stock Purchase Plan

In June 2018, BRC adopted the 2018 Employee Stock Purchase Plan which allows eligible employees to purchase BRC Shares through payroll deductions at a price that is 85% of the market value of the BRC Shares on the last day of the offering period. BRC issues newly issued BRC Shares in connection with awards granted under the 2018 Employee Stock Purchase Plan. As of November 6, 2026, there were 236,949 BRC Shares reserved for issuance under the 2018 Employee Stock Purchase Plan.

MARKET FOR SECURITIES

Prior Sales

The following table sets forth the details regarding all issuances of BRC Shares, including issuances of all securities convertible into, exchangeable for or exercisable to acquire BRC Shares, during the 12-month period preceding the date of the Circular.

Date of Issue	Type of Security	Price per Security	Number of Securities
February 6, 2026 to March 26, 2026	BRC Shares (1)	-	4,553,866
April 3, 2026	RSUs	US$6.85 (2)	308,514
April 3, 2026 to June 30, 2026	BRC Shares (3)	-	328,943
April 30, 2026 to June 4, 2026	BRC Shares (1)	-	3,804,629
May 28, 2026	BRC Shares (4)	US$5.14	915,251
October 22, 2026	Substitute Restricted Stock Awards (5)	-	1,866,000
November 1, 2026	BRC Shares (3)	-	19,894

Notes:

(1)	Issued in connection with privately negotiated exchanges of outstanding units of various series of senior notes.

(2)	Represents fair market value per RSU on the grant date.

(3)	Issued upon vesting and settlement of RSUs under the 2021 Plan.

(4)	Issued upon exercise of outstanding warrants. On May 28, 2026, BRC received a cashless exercise notice in accordance with the terms of such warrants. In connection with the exercise, BRC issued 915,251 BRC Shares to the warrant holder in exchange for surrender of 917,039 warrants to acquire BRC Shares.

(5)	Issued in connection with the Short-Form Merger of BRSH Merger Sub and BRSH in exchange for the cancellation of outstanding BRSH Restricted Stock Awards. See “Description of the Business - General Development of the Business”” for further information

Trading Price and Volume

The outstanding BRC Shares are listed and posted for trading on the NASDAQ under the symbol “RILY”. The following table sets out the intraday high and low prices and total trading volume of the BRC Shares on the NASDAQ for the periods indicated.

	BRC Shares
	High	Low	Volume
Month	(US$)	(US$)
2025
November	5.875	4.075	2,740,465
December	6.20	3.64	10,141,983
2026
January	10.95	4.665	10,172,204
February	8.58	6.19	3,018,991
March	7.99	6.03	4,531,407
April	8.63	6.44	4,229,007
May	11.24	8.16	5,686,225
June	10.24	6.915	7,923,241
July	8.87	6.38	3,731,280
August	7.84	6.80	3,338,559
September	7.15	4.56	3,533,304
October	5.34	3.915	4,402,835
November 1-6	4.11	3.52	1,041,973

On November 6, 2026, the last trading day prior to the date of the Circular, the closing price of the outstanding BRC Shares on the NASDAQ was US$3.65.

Following the completion of the Arrangement, the BRC Shares will continue to be listed for trading on the NASDAQ under the symbol “RILY” and the Shares of the Corporation will be delisted from the TSX and the NASDAQ and the Corporation will cease to be a reporting issuer in each of the provinces and territories of Canada.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As of the date of the Circular, BRC has no securities held in escrow or subject to contractual transfer restrictions.

PRINCIPAL SECURITYHOLDERS

To the knowledge of BRC, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding BRC Shares other than as set forth in the table below.

Shareholder	Number of BRC Shares Beneficially Owned	Percentage of Outstanding BRC Shares
Bryant R. Riley	6,728,075	16.7	%(1)

Notes:

(1)	Upon completion of the Arrangement, Mr. Riley will hold approximately 16.1% of the issued and outstanding BRC Shares.

To the knowledge of BRC, upon completion of the Arrangement, no person or company other than Mr. Riley will beneficially own, or control or direct, directly or indirectly, BRC Shares carrying 10% or more of the voting rights attached to the BRC Shares.

Upon completion of the Arrangement, former Shareholders of the Corporation (with respect to the Share Consideration received as partial consideration for their Shares), in the aggregate, will hold 1,598,108 BRC Shares representing approximately 3.8% of the issued and outstanding BRC Shares.

Directors and Executive Officers

Name, Occupation and Security Holdings

As of the date of the Circular, the BRC Board is composed of seven members. Each director holds office until the next annual meeting of the holders of BRC Shares or until the earlier of their removal or resignation from office in accordance with the Amended and Restated By-Laws, as amended, of BRC.

The names, state and country of residence of each of the directors and executive officers of BRC and the principal occupations in which each has been engaged during the immediately preceding five years are as follows:

Name, State and Country of Residence	Position(s) / Title(s)	Principal Occupation For the Past Five Years	Director or Executive Officer Since
Bryant R. Riley California, United States	Director, Chairman and Co-Chief Executive Officer	Chairman and Co-Chief Executive Officer (since June 2014 and July 2018, respectively).	August 2009
Thomas J. Kelleher California, United States	Director and Co-Chief Executive Officer	Co-Chief Executive Officer (since July 2018).	October 2015
Robert L. Antin (1)(3) California, United States	Director	Board member at Rexford Industrial Realty, Inc. (since July 2013); Board member of Heska Corporation (Nov 2020 to May 2023).	June 2017
Tammy Brandt (1) California, United States	Director	Senior member of the legal team at Creative Artists Agency (since February 2023); Chief Legal Officer and Head of Business and Legal Affairs at FaZe Clan Inc. (March 2021 to January 2023); Chief Legal Officer at Dreamscape Immersive (May 2017 to May 2021).	December 2021

Name, State and Country of Residence	Position(s) / Title(s)	Principal Occupation For the Past Five Years	Director or Executive Officer Since
Renée E. LaBran (2)(3) California, United States	Director	Board member of Idealab, Inc. (since March 2015); Board member of B&R Technology Merger Corp. (NASDAQ: BRTMU) (since July 21, 2026); Interim President of FindLaw (since December 2024); Corporate director (2021 to December 2024); Partner with Rustic Canyon/Fontis Partners (2006 to 2021).	August 2021
Randall E. Paulson (2) Florida, United States	Director	Corporate director (since 2016).	June 2020
Mimi K. Walters (2)(3) California, United States	Director	Board member of EOS Energy Enterprises, Inc. (since 2020); Chief Commercial Officer for Leading Edge Power Solutions, LLC (November 2019 to March 2026); Corporate director (since March 2026).	July 2019
Scott Yessner California, United States	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer (since June 2025); Chief Financial Officer of Funko, Inc. (from 2022 to 2023); Chief Financial Officer of California Expanded Metal Products Company (CEMCO) (from 2020 to 2022).	June 2025
Fred Knopf Connecticut, United States	Executive Vice President and General Counsel	Executive Vice President and General Counsel (since June 2026), Deputy General Counsel (from February 2017 to July 2026).	July 2026
Howard Weitzman California, United States	Chief Accounting Officer	Chief Accounting Officer (since December 2009).	December 2009

Notes:

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Environmental, Social and Corporate Governance Committee.

As a group, the directors and executive officers beneficially own, control or direct, directly or indirectly, 8,595,251 BRC Shares, representing approximately 21.38% of the BRC Shares as at November 6, 2026.

Upon completion of the Arrangement, it is not expected that there will be any changes to the directors and officers of BRC from its current composition. As a group, the directors and executive officers will beneficially own, control or direct, directly or indirectly, approximately 20.56% of the BRC Shares upon completion of the Arrangement.

Biographies of Directors

Bryant R. Riley

Bryant R. Riley has served as Chairman since June 2014, Co-Chief Executive Officer since July 2018, and as a director since August 2009. He founded BRC’s predecessor stock brokerage business, B. Riley & Co., LLC, in 1997, and previously served as sole Chief Executive Officer until July 2018. Mr. Riley has also served on the board of Great American Holdings, LLC since November 2024. In addition, Mr. Riley served as the Chairman of B. Riley & Co., LLC since founding the stock brokerage firm in 1997 until its combination with FBR Capital Markets & Co., LLC in 2017 and as Chief Executive Officer of B. Riley & Co., LLC from 1997 to 2006. Mr. Riley has served as Chairman of BRC-sponsored special purpose acquisition companies, including B. Riley Principal Merger Corp. (until its combination with Alta Equipment Group, Inc. (NYSE: ALTG); in February 2020), B. Riley Principal Merger Corp. II (until its combination with Eos Energy Enterprises Inc. (NASDAQ: EOSE) in November 2020), B. Riley Principal 150 Merger Corp. (until its combination with FaZe Holdings, Inc. (NASDAQ: FAZE) in July 2022), and B. Riley Principal 250 Merger Corp. (until its dissolution in May 2023). He also served as a director of Freedom VCM Holdings, LLC (the indirect parent entity for Franchise Group, Inc., (NASDAQ: FRG), which filed for bankruptcy in November 2024) from September 2018 to March 2020, and from August 2023 to June 2025. His prior board service includes Select Interior Concepts, Inc. from November 2019 until October 2021, and Babcock & Wilcox Enterprises, Inc. (NYSE: BW) (2019–2020). Mr. Riley received his B.S. in Finance from Lehigh University. His deep expertise in the investment banking industry and extensive experience serving on public company boards provide the BRC Board with valuable capital markets insight.

Thomas J. Kelleher

Thomas J. Kelleher has served as Co-Chief Executive Officer since July 2018 and as a member of the BRC Board since October 2015. He also previously served as President from August 2014 to July 2018. Mr. Kelleher previously served as Chief Executive Officer of B. Riley & Co., LLC, a position he held from 2006 to 2014. From the firm’s founding in 1997 to 2006, Mr. Kelleher held several senior management positions with B. Riley & Co., LLC, including Chief Financial Officer and Chief Compliance Officer. Mr. Kelleher served on the board of directors of Special Diversified Opportunities Inc. from October 2015 to June 2017. He received his Bachelor of Science in Mechanical Engineering from Lehigh University. Mr. Kelleher’s experience and expertise in the investment banking industry provides the Board with valuable insight into the capital markets. Mr. Kelleher’s executive leadership experience is an important resource for the BRC Board.

Robert L. Antin

Robert L. Antin has served as a member of the BRC Board since June 2017. Mr. Antin was a co-founder of VCA Inc., a national animal healthcare company that provides veterinary services, diagnostic testing and various medical technology products and related services to the veterinary market and was publicly traded (NASDAQ: WOOF) until the company was privately acquired in September 2017. Mr. Antin has served as a Chief Executive Officer and President at VCA Inc. since its inception in 1986. Mr. Antin also served as the Chairman of the board of VCA, Inc. from inception through the September 2017 acquisition. Mr. Antin currently serves on the board of directors of Rexford Industrial Realty, Inc. (NYSE: REXR) since July 2013. He previously served on the board of Heska Corporation (NASDAQ: HSKA) from November 2020 to May 2023. From September 1983 to 1985, Mr. Antin was President, Chief Executive Officer, a director, and co-founder of AlternaCare Corp., a publicly held company that owned, operated and developed freestanding out-patient surgical centers. From July 1978 until September 1983, Mr. Antin was an officer of American Medical International, Inc., an owner and operator of health care facilities. Mr. Antin received his MBA with a certification in hospital and health administration from Cornell University. Mr. Antin’s executive leadership experience provides an important resource to the BRC Board.

Tammy Brandt

Tammy Brandt has served as a member of the BRC Board since December 20, 2021. Since February 2023, Ms. Brandt has served as a senior member of the legal team at Creative Artists Agency (CAA), a leading global entertainment and sports agency. From March 2021 to January 2023, Ms. Brandt served as Chief Legal Officer; Head of Business and Legal Affairs at FaZe Clan Inc. (NASDAQ: FAZE), a leading gaming, lifestyle, and media platform. She has served on the Lambda Legal West Coast Leadership Board from 2019 to December 2024, and has served as a member of the Bluffton University Board of Trustees since July 2023. From 2018 to June 2022, Ms. Brandt served on the Board of Cayton Children’s Museum, including as chair of its audit committee and a member of its nomination and governance committee. From May 2017 to May 2021, she served as Chief Legal Officer at Dreamscape Immersive, and previously served as Chief Corporate, Securities, M&A and Alliance Counsel at DXC Technology and its predecessor, Computer Sciences Corporation; and as General Counsel at ServiceMesh, Inc., an enterprise software company in the cloud management space. Ms. Brandt is a graduate of Notre Dame Law School, where she was Managing Editor of the Notre Dame Law Review, and graduated summa cum laude with a Bachelor of Science in economics and business administration from Bluffton University. Ms. Brandt’s business and legal experience provide an important resource to the BRC Board.

Renée E. LaBran

Renée E. LaBran has served as a member of the BRC Board since August 11, 2021. Ms. LaBran co-founded Rustic Canyon Partners, a technology venture capital fund launched in 2000, and served from 2006 to 2021 as Partner with Rustic Canyon/Fontis Partners, an investment fund which is now completed, targeting growth investments and lower middle market buy-outs in media, consumer goods, and business and consumer services industries. During this time, she served as a board director and advisor to multiple portfolio companies while providing oversight of her investment firm’s finance and operations functions. Ms. LaBran has served on the boards of Idealab, Inc. since March 2015 and B&R Technology Merger Corp. (NASDAQ: BRTMU) since July 21, 2026. She also serves as Interim President of FindLaw (recently acquired by Internet Brands), a digital media, marketing services, and software company, since December 2024. Ms. LaBran previously served on the boards of Stravos Education, LLC from August 2022 to March 2026; Iconic Sports Acquisition Corp (NYSE: ICNC-UN) from October 2021 to October 2023; Sambazon, Inc. from 2009 to 2021; and TomboyX from 2018 to 2019. From March 2015 to December 2020, she served as a governor-appointed non-attorney public member on the Board of Trustees for the State Bar of California. Ms. LaBran is an Adjunct Professor at UCLA Anderson School of Management’s MBA program, earned an M.B.A. with distinction from Harvard Business School, and received an A.B. degree in Economics from UC Berkeley. Ms. LaBran’s board experience, business and financial acumen, and venture capital experience provide an important resource to the BRC Board.

Randall E. Paulson

Randall E. Paulson has served as a member of the BRC Board since June 18, 2020. Mr. Paulson currently serves on the board of directors of Dash Medical Holdings, LLC, and, as of March 2026, Superior Roofing Holdco LLC. He also served on the board of Testek, Inc. from 2016 to November 2024 when the company was sold. Testek was a portfolio company of Odyssey Investment Partners, LLC where he served as a Managing Principal from 2005 to 2019. Prior to this, Mr. Paulson was Executive Vice President – Acquisitions and Strategic Development at National Financial Partners, a New York based consolidator of independent financial services distribution firms. From 1993 to 2000, Mr. Paulson was at Bear, Stearns & Co. Inc. where he was a Senior Managing Director in the M&A and Corporate Finance groups. Prior to Bear Stearns, Mr. Paulson was a member of GE Capital’s merchant banking group. A native of Minnesota, Mr. Paulson received a BSB in Accounting from the University of Minnesota and his MBA from the Kellogg Graduate School of Management at Northwestern University. Mr. Paulson’s financial services industry and accounting experience will provide an important resource to the BRC Board.

Mimi K. Walters

Mimi K. Walters has served as a member of the BRC Board since July 12, 2019. She served from 2015 to 2019 as the U.S. Representative for California’s 45th Congressional District. She has worked on key legislation, business and policy initiatives related to technology, energy, environmental and healthcare, including the opioid crisis and veterans’ medical services. As a member of House leadership, she served on the Energy and Commerce Committee, the Judiciary Committee and the Transportation and Infrastructure Committee. Ms. Walters represented California’s 37th State Senate District from 2008 to 2014, where she served on the Banking and Financial Institutions Committee and as Vice Chair for the Public Employment and Retirement Committee. From 2004 to 2008, she represented California’s 73rd Assembly District. Ms. Walters was a member of the Laguna Niguel City Council from 1996 to 2004, serving as Mayor in 2000, and chair of Laguna Niguel’s Investment and Banking Committee. Previously, Ms. Walters was an investment executive at Drexel Burnham Lambert and, subsequently, Kidder, Peabody & Co. from 1988 to 1995. From November 2019 to March 2026, Ms. Walters served as the Chief Commercial Officer for Leading Edge Power Solutions, LLC. Currently, she serves on the board of directors of Eos Energy Enterprises, Inc. (NASDAQ: EOSE) since November 2020, Pacific Specialty Insurance Company since January 2025, and Soaring Aerospace, Inc. (f/k/a Soaring Technologies) since July 2025. Ms. Walters earned a Bachelor of Arts in political science from the University of California, Los Angeles. Ms. Walters extensive political and financial experience provides an important resource to the BRC Board.

Nomination Rights

On April 30, 2026, BRC did not pay the quarterly dividend that would otherwise have been payable on the Series A Preferred Stock and Series B Preferred Stock for the dividend period ended April 30, 2026. This was the sixth quarterly dividend period for which dividends on the Series A Preferred Stock and Series B Preferred Stock had not been paid since BRC’s announcement on January 21, 2025 of the temporary suspension of preferred dividends. As a result, a “Preferred Dividend Default” occurred under each applicable certificate of designation (“Certificate of Designation”). Pursuant to each Certificate of Designation, upon the occurrence of a Preferred Dividend Default, the size of the BRC Board is automatically increased by two seats, and the holders of the Series A Preferred Stock and the Series B Preferred Stock (voting together as a single class with the holders of any other parity preferred stock with similar voting rights then exercisable) become entitled to elect two additional directors to the BRC Board (the “Preferred Directors”) until all dividends accumulated and unpaid on the Series A Preferred Stock and Series B Preferred Stock for all past dividend periods shall have been fully paid. The election of Preferred Directors will take place at: (1) either (a) a special meeting called in accordance with the Certificate of Designation requirements and the BRC by-laws if the request is received more than 90 days before the date fixed for BRC’s next annual or special meeting of stockholders or (b) the next annual or special meeting of stockholders if the request is received within 90 days of the date fixed for BRC’s next annual or special meeting of stockholders, and (2) at each subsequent annual meeting of stockholders, or special meeting at which Preferred Directors are to be elected, until the right of holders of Series A Preferred Stock and Series B Preferred Stock to elect Preferred Directors shall have terminated. As of the date of the BRC Interim Financial Statements, BRC had not received a written demand from holders that satisfied the requirements of the Certificates of Designation and by-laws of the Series A Preferred Stock or Series B Preferred Stock to call a special meeting for the election of Preferred Directors.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Cease Trade Orders

To BRC’s knowledge no director or executive officer of BRC is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any issuer (including BRC) that: (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of the above, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Bankruptcies

To BRC’s knowledge, other than as set out below, no director or executive officer of BRC, or a shareholder holding a sufficient number of securities of BRC to affect materially the control of BRC: (a) is, as at the date hereof, or has been, within the 10 years before the date hereof, a director or executive officer of any issuer (including BRC) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Bryant R. Riley served on Freedom VCM’s board of directors when it filed for bankruptcy on November 3, 2024. Mr. Riley resigned as director in June 2025. For further information, see “Description of the Business - General Development of the Business” in this Appendix A.

Penalties or Sanctions

To BRC’s knowledge, no director or executive officer of BRC, or a shareholder holding a sufficient number of securities of BRC to affect materially the control of BRC, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Except as described in the BRC Financial Statements, to the best of BRC’s knowledge, there are no existing or potential material conflicts of interest among BRC or its subsidiaries and the directors or officers of BRC or its subsidiaries as a result of their outside business interests as at the date of this Circular.

STATEMENT OF EXECUTIVE COMPENSATION

Pursuant to Item 8.1 of Form 51-102F6 – Statement of Executive Compensation, BRC has elected to satisfy the applicable executive compensation disclosure requirements by providing the information required under Item 402 of Regulation S-K under the U.S. Exchange Act with respect to the financial year ended December 31, 2025.

Compensation Discussion and Analysis

The following compensation discussion and analysis provides information regarding BRC’s overall compensation philosophy and objectives and the elements of compensation paid to its named executive officers in 2025. BRC’s named executive officers for 2025, determined in accordance with SEC rules, were:

•	Bryant R. Riley, Chairman and Co-Chief Executive Officer;

•	Thomas J. Kelleher, Co-Chief Executive Officer;

•	Scott Yessner, Executive Vice President and Chief Financial Officer;(1)

•	Alan N. Forman, Executive Vice President, General Counsel and Secretary;(2)

•	Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer;(1) and

•	Andrew Moore, Chief Executive Officer of B. Riley Securities, Inc.(3)

Notes:

(1)	Mr. Ahn resigned effective as of June 3, 2025. On June 3, 2025, Mr. Yessner joined BRC as Executive Vice President and Chief Financial Officer.

(2)	Mr. Forman resigned effective as of June 30, 2026. On June 30, 2026, Mr. Knopf was appointed Executive Vice President and General Counsel of BRC.

(3)	Mr. Moore was not re-appointed as an executive officer of BRC but served as the Co-Chief Executive Officer of B. Riley Securities, Inc. from September 18, 2025 through January 2, 2026 and continues to serve as the Chairman of the board of directors of BRSH effective as of January 3, 2026.

2025 Compensation Philosophy

BRC’s executive compensation program is designed to: (i) provide incentives to its executive officers to manage and grow BRC’s businesses; and (ii) attract, retain, and motivate top quality, effective executives. In addition to general senior management responsibilities, each of BRC’s named executive officers also has revenue production or management responsibilities within its operating subsidiaries. In determining compensation for BRC’s named executive officers, the primary emphasis is on BRC’s consolidated financial performance, but each individual’s performance and/or business unit performance are considered. The effective implementation of this program plays an integral role in BRC’s success.

The Compensation Committee has responsibility for overseeing BRC’s compensation philosophy. The Compensation Committee has the primary authority to determine and recommend to the BRC Board for final approval the compensation of BRC’s named executive officers.

Compensation Philosophy and Objectives

A substantial portion of each named executive officer’s total compensation is variable and delivered on a pay-for-performance basis. BRC believes this model provides a key incentive to motivate management to achieve its business objectives. The executive compensation program provides compensation opportunities contingent upon performance that BRC believes are competitive with practices of other similar financial services firms. BRC strongly believes that the components of its compensation programs align the interests of its named executive officers with its stockholders and promote long-term stockholder value creation.

BRC links rewards to both corporate and individual performance, emphasizing long-term results and alignment with its stockholders’ interests. BRC aligns compensation with business strategy and risk and provides a mix of performance and retentive-based compensation. Long-term equity compensation is an integral part of its compensation program with awards of equity subject to vesting requirements, including continued employment. Although BRC does not have formal equity ownership guidelines for its executive officers and other key leaders, BRC encourages its executives to maintain a meaningful ownership interest in BRC in order to align their interests with those of BRC’s stockholders.

BRC’s executives are eligible for the same benefit plans available to all of its employees, and BRC does not provide any executive perquisites, defined benefit plans, or other retirement benefits (other than the defined contribution plan available to employees generally).

Principles and Objectives of the Compensation Program

The Compensation Committee has discretionary authority over the compensation of BRC’s named executive officers. In developing a compensation program for the named executive officers, the Compensation Committee’s goal is to link compensation decisions to both corporate and individual performance, with a focus on rewarding the achievement of financial results, as well as rewarding the individual performance and accomplishments of its named executive officers in light of their respective duties and responsibilities, the impact of their actions on BRC’s strategic initiatives, and their overall contribution to the culture, strategic direction, stability and performance of BRC. The Co-Chief Executive Officers recommend to the Compensation Committee the amount and form of compensation for each of the named executive officers other than themselves, and the amount and form of compensation for the Co-Chief Executive Officers are initially developed by the Chair of the Compensation Committee with input from the committee’s independent compensation consultant, as necessary, and are then reviewed and approved by the Compensation Committee. The Compensation Committee retains the discretion to compensate and reward BRC’s named executive officers based on a variety of other factors, including subjective or qualitative factors.

Principles

BRC’s compensation program for its named executive officers is designed to attract, retain, and motivate executives and professionals of the highest quality and effectiveness while aligning their interests with the long-term interests of BRC’s stockholders. The following five “Principles of Compensation” summarize key categories that the BRC Board, the Compensation Committee, and BRC’s management team believe are critical to recognize:

•	Company Performance – All compensation decisions are made within the context of overall company performance. BRC evaluates company performance primarily from a financial perspective, but also from a strategic perspective.

•	Alignment – BRC believes that the interests of its employees and stockholders should be aligned. Compensation directly reflects both the annual and longer-term performance of the business.

•	Risk Management – Compensation practices and decisions are designed to neither encourage nor reward excessive or inappropriate risk taking.

•	Employee Contribution – An individual’s compensation, evaluated within the context of overall company results, is determined by the individual’s contribution to the business. BRC considers both financial and non-financial factors. In determining individual compensation, teamwork and unselfish behavior are recognized and appropriately rewarded.

•	Quality and Retention of Staff – Total compensation levels are calibrated to the market such that BRC remains competitive for attracting, motivating, and retaining the very best people in light of its business strategy. BRC seeks to maximize the value of an executive’s compensation through both appropriate pay design and effective communication of pay programs. Compensation is structured to encourage long-term service and loyalty.

Objectives

The Compensation Committee seeks, through BRC’s compensation programs, to foster an entrepreneurial, results-focused culture that BRC believes is critical to the success of BRC and to the long-term growth of stockholder value. In addition to appropriately rewarding individual performance, viewed in light of each named executive officer’s duties, responsibilities and function, the Compensation Committee also believes that it is critical to encourage commitment among the named executive officers to BRC’s overall corporate objectives and culture of partnership. A key objective of BRC’s overall compensation program is for the named executive officers to have a significant portion of their compensation linked to building long-term value for stockholders.

Role of Independent Compensation Consultant

In 2025, the Compensation Committee retained Mercer LLC (“Mercer”), an independent consulting firm, to assist the Compensation Committee in fulfilling its duties in setting compensation for the Co-Chief Executive Officers. Mercer was engaged by and is reporting solely to the Compensation Committee, and the Compensation Committee has the sole authority to approve the terms of the engagement. Mercer did not provide any services to BRC in Fiscal 2025 other than executive compensation consulting services provided to the Compensation Committee. Before engaging Mercer, the Compensation Committee determined that Mercer is independent, after taking into account the factors set forth in Rule 10C-1 of the Exchange Act and NASDAQ Marketplace Rule 5605(d)(3). Mercer identified a group of public peer companies to benchmark compensation for the Co-Chief Executive Officers and other named executive officers against peer company chief executive officers and market survey data. Mercer’s analysis considered: (i) base salary; (ii) annual incentive compensation; (iii) total cash compensation; (iv) long-term incentive compensation; and (v) total direct compensation. Mercer has been engaged to analyze Board of Director compensation data versus the market for 2026.

Peer Group

As part of its services, in 2025, Mercer compiled data regarding chief executive compensation from the following “peer” companies: BGC Group, Inc., Canaccord Genuity Inc., Cowen Inc., Greenhill & Co. Inc., Houlihan Lokey Inc., Lazard Ltd., Moelis & Company, Oppenheimer Holdings Inc., Perella Weinberg Partners, Piper Sandler Cos and PJT Partners Inc. This peer group includes companies primarily consisting of investment banks and asset managers with revenues and market capitalizations most comparable to BRC’s. Though the Compensation Committee considered the level of compensation paid by the firms in the peer group as a reference point that provides a framework for its decisions regarding compensation for the Co-Chief Executive Officers and other named executive officers, in order to maintain competitiveness and flexibility, the Compensation Committee did not target compensation at a particular level relative to the peer group. Similarly, the Compensation Committee did not employ a formal benchmarking strategy or rely upon specific peer-derived targets. This peer group market data is an important factor considered by the Compensation Committee when setting compensation, but it is only one of multiple factors considered by the Compensation Committee, and the amount paid to each named executive officer may be more or less than the composite market median based on individual performance, the roles and responsibilities of the executive, experience level of the individual, internal equity and other factors that the Compensation Committee deems important. Mercer has been engaged to review and revise, if appropriate, BRC’s current peer group for 2026.

Review of Stockholder Advisory Votes on Executive Compensation

BRC’s stockholders have the opportunity to cast an advisory vote on its executive compensation once every three years as recommended by the BRC Board. At the 2025 annual meeting of stockholders, BRC’s executive compensation received a favorable advisory vote from 82% of the votes cast on the proposal at the meeting (which excludes abstentions and broker non-votes). The Compensation Committee believes this approval affirmed stockholders’ support of BRC’s approach to executive compensation, and therefore the Compensation Committee did not significantly change its compensation policies, philosophy, structure, or levels in response to such advisory vote. The Compensation Committee will continue to consider the outcome of stockholder advisory votes on BRC’s executive compensation when making compensation decisions for named executive officers and in respect of BRC’s compensation programs generally.

Elements of 2025 Compensation

This section describes the various elements of BRC’s compensation program for its named executive officers in 2025, summarized in the table below, and the Compensation Committee’s rationale for including the items in such compensation program. As detailed below, the primary elements of BRC’s compensation program during 2025 consisted of base salary, discretionary bonuses, or “at risk,” compensation opportunities, and long-term equity incentive compensation. BRC also provided benefit programs that apply to all employees. The elements of BRC’s executive compensation program are summarized as follows:

Element	Description	Function
Base Salary	Fixed cash compensation	Provides basic compensation at a level consistent with competitive practices; reflects role, responsibilities, skills, experience, and performance; encourages retention

Annual Incentive Plan	Annual discretionary bonuses awarded based on individual contribution and company performance; payable in cash or stock at the discretion of the Compensation Committee	Motivates and rewards for achievement of annual BRC financial and non-financial performance goals; rewards excellent performance relative to the duties, responsibilities, and functions of an individual executive officer

Long-Term Equity Incentives	Equity awards granted at the Compensation Committee’s discretion under the 2021 Plan	Motivates and rewards for financial performance over a sustained period; strengthens mutuality of interests between executives and stockholders; increases retention; rewards creation of shareholder value

Base Salary

The purpose of base salary is to provide a set amount of cash compensation for each named executive officer that is not variable in nature and is generally competitive with market practices. Consistent with BRC’s performance-based compensation philosophy, the base salary for each named executive officer is targeted to account for less than half of total direct compensation.

The Compensation Committee seeks to pay the named executive officers a competitive base salary in recognition of their job responsibilities for a publicly-held company by considering several factors, including competitive factors within BRC’s industry, past contributions and individual performance of each named executive officer, as well as retention. In setting base salaries, the Compensation Committee is mindful of total compensation and the overall goal of keeping the amount of cash compensation that is provided in the form of base salary substantially lower than the amount of bonus opportunity that is available, assuming that performance targets are met or exceeded.

Annual Incentive Plan

The Compensation Committee believes performance-based cash compensation is important to focus BRC’s executives on, and reward BRC’s executives for, achieving key objectives. In furtherance of this, in July 2021, the Compensation Committee approved an annual incentive compensation discretionary bonus plan for the named executive officers, which remained in place for Fiscal 2025. The purpose of the BRC discretionary bonus plan is to increase stockholder value and the success of BRC by motivating key employees, including BRC’s named executive officers, to perform to the best of their abilities and to achieve BRC’s objectives. No specific target levels of performance are set by the Compensation Committee to determine the annual incentive compensation of BRC’s named executive officers. Instead, the Compensation Committee determines the amount of each named executive officer’s annual incentive compensation based on the Compensation Committee’s subjective assessment of BRC (and in some cases, of a particular business unit) and individual performance relative to the qualitative and quantitative performance indicators used by the Compensation Committee to evaluate performance.

Long-Term Equity Incentive Compensation

The Compensation Committee believes that a significant portion of BRC’s named executive officer compensation should be in the form of equity-based awards as a retention tool, and to align further the long-term interests of BRC’s named executive officers with those of BRC’s other stockholders. In furtherance of that objective, the Compensation Committee makes annual grants of long-term, equity-based incentive compensation awards to BRC’s named executive officers.

The Compensation Committee understands that equity incentive compensation can promote high-risk behavior if the incentives it creates for short-term performance are not properly aligned with the interests of BRC over the long-term. The Compensation Committee believes that the structure of BRC’s long-term equity incentive compensation appropriately mitigates the risk by directly aligning the recipients’ interests with those of BRC. BRC uses judgment and discretion rather than relying solely on formulaic results, and does not use highly leveraged incentives that drive risky short-term behavior. Instead, BRC rewards consistent and longer-term performance. BRC’s long-term equity incentive compensation rewards long-term performance on a per share basis.

In March 2024, the Compensation Committee granted time-based RSUs under the 2021 Plan to BRC’s named executive officers as a component of their annual compensation for the fiscal year ended December 31, 2024, as further described below in the “Executive Compensation – 2025 Summary Compensation Table.” The RSUs vest ratably over a three-year period beginning on March 15, 2025, subject to the named executive officer’s continued employment with BRC. The Compensation Committee believes that these awards appropriately align the interests of the named executive officers with those of BRC’s stockholders and retain, motivate, and reward such executives.

Timing Mix and Level of Equity Compensation Awards

In determining the number and type of equity awards to grant in any fiscal year, the Compensation Committee considers a variety of factors, including the responsibilities and seniority of the named executive officer, the contribution that the named executive officer is expected to make to BRC in the coming years and has made in the past, and the size and terms of prior equity awards granted to the named executive officer. Decisions regarding these equity awards are typically made at the Compensation Committee’s first fiscal quarter meeting at which executive compensation for the coming year is determined. However, the Compensation Committee may also grant equity awards from time to time based on individual and corporate achievements and other factors it deems relevant, such as for retention purposes or to reflect changes in responsibilities or similar events or circumstances.

Change in Control and Post-Termination Severance Benefits

The employment agreements for each of BRC’s named executive officers provide them certain benefits if their employment is terminated under specified conditions. The Compensation Committee believes these benefits are important elements of each named executive officer’s comprehensive compensation package, primarily for their retention value and their alignment of the interests of the named executive officers with those of BRC’s stockholders. The employment agreements provide for a severance payment equal to four times such individual’s base salary for Mr. Riley and Mr. Kelleher and two times such individual’s base salary for Mr. Yessner. The employment agreements also provide for reimbursement of a portion of the executive’s COBRA premiums for up to twelve months following a qualifying termination. Qualifying terminations include: (i) termination without cause by BRC; (ii) termination due to death or disability; and (iii) resignation for good reason, as such terms are defined therein. Upon termination without cause or for death or disability or resignation for good reason, in accordance with award agreements, unvested time-based RSUs shall vest.

In addition, the named executive officers’ employment agreements provide that all outstanding and unvested equity-based awards become fully vested upon a change of control.

Anti-Pledging, Hedging and Insider Trading Policies

BRC’s policies prohibit any covered person, including directors, executive officers, and certain other employees, as well as certain immediate family members and entities over which such person exercises control, from entering into the following prohibited transactions with respect to BRC’s securities, unless advance approval is obtained from the BRC’s chief compliance officer:

•	Short Sales – Covered persons may not sell BRC securities short.

•	Options trading – Covered persons may not buy or sell puts or calls or other derivative securities on BRC securities.

•	Trading on margin or pledging – Covered persons may not hold BRC securities in a margin account or pledge BRC securities as collateral for a loan.

•	Hedging – Covered persons may not enter into hedging or monetization transactions or similar arrangements with respect to BRC securities.

•	Pledging – Covered persons may not hypothecate or otherwise encumber BRC Shares or other equity securities as collateral for indebtedness. This prohibition includes, but is not limited to, holding shares in a margin account.

BRC also requires all directors, executive officers, and certain other persons to refrain from trading without first pre-clearing all transactions in BRC’s securities.

BRC’s Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Non-Public Information

Since BRC has not previously issued stock options, stock appreciate rights or similar option-like instruments, it does not have a formal policy with respect to the timing of such awards to its named executive officers. However, on May 19, 2025, BRC entered into an employment agreement with Scott Yessner which provided for the grant of options to Mr. Yessner as an employment inducement grant in connection with his hiring as BRC’s new Executive Vice President and Chief Financial Officer, with such options granted on his date of hire, June 3, 2025. BRC did not grant these certain equity awards in anticipation of the release of material non-public information. BRC does not time the release of material non-public information based on equity award grant dates or for the purpose of affecting the value of executive compensation.

The following table is being provided pursuant to Item 402(x)(2) of Regulation S-K.

Name	Grant date	Number of securities underlying the award	Exercise price of the award ($/Sh)	Grant date fair value of the award	Percentage change in
the closing market
price of the securities
underlying the award
between the trading day
ending immediately
prior to the disclosure of
material nonpublic
information and the
trading day beginning
immediately following
the disclosure of
material nonpublic
							information (1)
Scott Yessner	6/3/2025	100,000	US$	7.00	US$	190,000	7.51%
Executive Vice President and	6/3/2025	100,000	US$	10.00	US$	172,000	-
Chief Financial Officer	6/3/2025	100,000	US$	12.50	US$	161,000	-

Notes:

(1)	On May 22, 2025, BRC filed a Current Report on Form 8-K announcing the appointment of Scott Yessner as BRC’s new Executive Vice President and Chief Financial Officer, effective June 3, 2025 (the “CFO Announcement”). In the CFO Announcement, BRC announced the intent to grant Mr. Yessner 300,000 options on June 3, 2025 (the “Transition Date”), pursuant to the terms of his Employment Agreement dated May 19, 2025 (the “Employment Agreement”). On the Transition Date, the options were granted (the “Grant Date”) in accordance with his Employment Agreement. On June 4, 2025, BRC received an anticipated notice from the NASDAQ regarding its inability to timely file its Annual Report on Form 10-K for the period ended December 31, 2024 and its Quarterly Report on Form 10-Q for the period ended March 31, 2025 (the “NASDAQ Notice”). BRC filed an 8-K on June 6, 2025 announcing receipt of the NASDAQ Notice (the “NASDAQ Announcement”). The percentage change in the closing market price of the BRC Shares underlying the option award immediately prior to the NASDAQ Announcement ($2.93) and the trading day immediately following the NASDAQ Announcement ($3.15) was 7.51%.

Insider Trading Arrangements and Policies

BRC has adopted an insider trading policy governing the purchase, sale and/or other disposition of BRC’s securities by its directors and officers, employees and other covered persons, as well as by BRC, that BRC believes is reasonably designed to promote compliance with insider trading laws, rules and regulations and the NASDAQ listing standards.

Employment Agreements

Amended and Restated Employment Agreement – Bryant R. Riley

The amended and restated employment agreement entered into with Bryant Riley effective as of November 8, 2025 provides that:

•	commencing with the carve out of B. Riley Securities, Inc. (“BRS”) on March 9, 2025 and continuing through the earlier of: (a) the end of fiscal year 2026; and (b) the termination of Mr. Riley’s participation in and eligibility for the Incentive Program in accordance with Section 3.2 of the Employment Agreement (such earlier date, the “Participation End Date”), (i) BRC will pay to Mr. Riley a cash payment in an annualized amount equal to the wage threshold under the laws of the State of California for the applicable calendar for employees classified as “exempt” under the laws of the State of California (the “Guaranteed Payment”); and (ii) Mr. Riley will be eligible to participate in the incentive program maintained by BRS for the benefit of senior managing directors of BRS that is based on a percentage of the investment banking revenue and fees generated by Mr. Riley (the “BRS Incentive Program”), on the same terms, in all material respects, as apply to such senior managing directors with respect to the Incentive Program, and in accordance with the past practice of BRS;

•	commencing immediately following the Participation End Date, as compensation for services to be rendered by Mr. Riley under the employment agreement following such time, BRC will pay to Mr. Riley an annualized salary of US$700,000.00, less applicable tax and other authorized applicable withholdings;

•	BRS will make any payments in respect of the BRS Incentive Program to Mr. Riley in a time and manner consistent with payments made by BRS to senior managing directors of BRS, but no less frequently than in respect of each calendar quarter;

•	commencing with fiscal year 2026, twenty percent (20%) of any payment to be made to Mr. Riley pursuant to the BRS Incentive Program shall be withheld (collectively, the “Holdback Amount”) and, as to the Holdback Amount, BRS will pay an amount equal to all or a portion of the Holdback Amount in the first quarter of fiscal year 2027, in the sole discretion and at the direction of the Compensation Committee based on individual and/or corporate performance;

•	BRS, based on Mr. Riley’s participation in the BRS Incentive Program effective as of March 9, 2025 and through September 30, 2025 and Mr. Riley’s generation during such period of approximately $59,000,000 in revenues for BRS, (i) will pay Mr. Riley an earned incentive amount equal to $2,479,745 (which amount shall be reduced by the base salary of Mr. Riley paid from March 9, 2025 through November 7, 2025), on or as soon as administratively practicable after the effective date of the employment agreement; and (ii) acknowledges that Mr. Riley will be entitled to an additional earned incentive amount, which will be equal to no less than $8,353,867 no later than November 15, 2025, subject to Mr. Riley’s continued employment through the applicable payment date, and such payments would be required to be repaid to BRS if Mr. Riley voluntarily resigns or otherwise terminates his employment with BRC without good reason or if Mr. Riley is terminated by BRC with cause (in each case, as defined in the employment agreement), in either case, at any time within 24 months of the effective date of the employment agreement; and

•	the Compensation Committee has the right to terminate Mr. Riley’s participation in and eligibility for the BRS Incentive Program at any time, in its good faith discretion, without notice.

The employment agreement also provides that: (i) Mr. Riley’s term of employment will be for two years following the effective date of such agreement and such term will automatically renew for additional one-year terms unless either party notifies the other of non-renewal at least 90 days prior to the end of the then-current term, (ii) Mr. Riley will be eligible to receive an annual long-term incentive award pursuant to the 2021 Plan (or successor plan) and all other terms and conditions applicable to each such award shall be determined by the Compensation Committee; provided, however, that Mr. Riley will not receive a long-term incentive award pursuant to the 2021 Plan in respect of any fiscal year in which he is eligible to participate in the BRS Incentive Program, (iii) if Mr. Riley is terminated with cause or resigns without good reason, Mr. Riley will receive his base salary or the Guaranteed Payment, as applicable, benefits and accrued unused leave through termination, (iv) in the event of a termination without cause, for death or disability, or upon Mr. Riley’s resignation for good reason (in each case, as defined in the employment agreement), Mr. Riley will not be entitled to a pro-rata bonus for the year of termination and, in addition to the amounts set forth in clause (iii), Mr. Riley will receive a severance payment in a lump sum equal to $2,800,000.00, plus one year of COBRA continuation reimbursements, and (v) Mr. Riley will be subject to confidentiality, non-competition and non-solicitation covenants (including employees and clients) while he is employed by BRC and such non-solicitation covenant with respect to employees of BRC will continue to apply for one year following any termination of employment.

Mr. Riley has, over the last couple of years, focused BRC on, among other things, monetizing its assets through divestitures and reducing its outstanding indebtedness through debt repayments and bond exchanges. In addition, Mr. Riley has originated investment banking transactions at BRS resulting in significant increases in fee and other income. After discussing initially in March 2025, Mr. Riley entered negotiations in earnest with the Compensation Committee and the BRC Board in June 2025 regarding potential modifications to his existing compensation structure so that a new structure based upon revenue production could be agreed upon. Mr. Riley advised the Compensation Committee that, given recent changes at BRC, including a substantial decline in BRC’s revenues (due to divestitures and other factors), debt restructuring transactions (which along with BRC’s current financial condition restricted future dividend payments), and Mr. Riley’s concentrated equity ownership in BRC, the structure of his existing compensation arrangement had become economically unsustainable for him. Mr. Riley proposed to eliminate his annual base salary and his eligibility to receive cash bonuses and long-term incentive awards under the 2021 Plan in exchange for the ability to be compensated in line with other senior bankers at BRS on the basis of revenue generated by Mr. Riley.

The Compensation Committee, together with its independent advisors and the independent members of the BRC Board, reviewed these matters in light of BRC’s performance, its restructured operating businesses, market practices, and the long-term interests of stockholders. As a result of discussions with Mr. Riley, the Compensation Committee agreed to an amendment to his employment agreement for fiscal years 2025 and 2026. In connection with this decision, the Compensation Committee and the independent directors determined that reaching a revised arrangement was in the best interests of BRC’s stockholders given the potential substantial negative impact to BRC of not securing a mutually satisfactory agreement.

The new compensation structure is expected to focus Mr. Riley’s efforts on revenue generation for BRS, while sending a strong signal to the market that, in addition to his continuing managerial responsibilities as BRC’s Co-Chief Executive Officer, he will devote significant attention to investment banking activities consistent with his professional background.

Amended and Restated Employment Agreements – Thomas J. Kelleher, Alan Forman, Phil Ahn, Andy Moore

BRC is party to an employment agreement with each of the named executive officers, which agreements were amended and restated on April 11, 2023. Mr. Ahn resigned from BRC effective as of June 3, 2025 and Mr. Forman resigned from BRC effective as of June 30, 2026, and such named executive officers’ employment agreements are no longer in effect. Mr. Moore was not re-appointed as an executive officer of BRC but continued to serve as the Co-Chief Executive Officer of BRS from September 18, 2025 to January 2, 2026, at which time his position changed to Chair of the board of BRSH.

The material terms of the amended and restated employment agreements for each such executive are as follows:

•	an initial term of two years with automatic one year renewals unless either party notified the other party of non-renewal at least 90 days prior to the end of the then-current term;

•	an annual base salary, subject to review and adjustment on an annual basis, in the amounts of: $700,000 per year for Mr. Kelleher, $450,000 per year for Mr. Forman and Mr. Ahn, and $550,000 per year for Mr. Moore;

•	eligibility for annual performance bonuses based on individual performance and/or BRC performance in an amount determined by BRC in its sole discretion;

•	eligibility for each fiscal year to receive an annual long-term incentive award under the 2021 Plan with a value determined by BRC in its sole discretion;

•	all outstanding unvested equity linked awards granted to such individual during the term will fully vest upon a change of control and, as applicable, be exercisable for the remainder of their full term;

•	eligibility to receive certain severance payments and benefits upon certain qualifying terminations of employment; and

•	restrictive covenants, including non-competition and client non-solicitation covenants that apply while the executive is employed by BRC, an employee non-solicitation covenant that applies while the executive is employed by BRC and for one year thereafter and perpetual confidentiality and non-disparagement covenants.

Appointment of EVP and CFO – Employment & Stock Option Agreement

Scott Yessner was appointed to serve as Executive Vice President and Chief Financial Officer of BRC effective June 3, 2025. The material terms of the employment agreement for Mr. Yessner are as follows:

•	an initial term of one year, which term shall automatically renew for additional one year term, unless either party notifies the other of non-renewal at least 90 days prior to the end the then-current term;

•	an annual base salary, subject to review and adjustment on an annual basis, in the amount of $600,000 per year;

•	a cash signing bonus equal to a total of $1,000,000, one quarter of which shall be paid within ten days following each of: (i) the date on which BRC files its Annual Report on Form 10-K for the year ended December 31, 2024 with the SEC; (ii) the date on which BRC files its Quarterly Report on Form 10-Q for the quarter ending June 30, 2025 with the SEC; (iii) the date on which the BRC timely files its Quarterly Report on Form 10-Q for the quarter ending September 30, 2025, and (iv) the date on which BRC timely files its Annual Report on Form 10-K for the year ended December 31, 2025. Mr. Yessner shall also be paid additional bonuses each equal to $100,000 (x) within ten days following the date on which BRC timely files its Quarterly Report on Form 10-Q for the quarter ending June 30, 2025; and (y) upon BRC realizing an aggregate expense reduction of at least $7,500,000 by no later than December 31, 2025. In 2025, Mr. Yessner was paid $500,000 of the $1,000,000 signing bonus described above, comprised of $250,000 paid on September 26, 2025 following filing of Form 10-K for the year ended December 31, 2024, and $250,000 on December 19, 2025 following filing of Form 10-Q for the quarter ending June 30, 2025. Additionally, Mr. Yessner received $250,000 of the above signing bonus on January 16, 2026 following filing of Form 10-Q for the quarter ending September 30, 2025. The remaining $250,000 of the $1,000,000 signing bonus was paid following the filing of the BRC Annual Financial Statements. The conditions for payment of the $100,000 additional bonuses described above were not met, and thus these amounts were not paid;

•	promptly following the effective date of the employment agreement, a grant of options to purchase a total of 300,000 BRC Shares – see “Options to Purchase Securities” in this Appendix A – and 100,000 BRC Shares;

•	eligibility to earn a discretionary annual cash performance bonus based upon his performance and/or BRC’s performance in an amount determined by BRC in its sole discretion; provided however, that the target annual bonus shall be $1,000,000 and not less than $600,000 nor more than $1,200,000;

•	eligibility each fiscal year, beginning with fiscal year ending December 31, 2026, to receive an annual long-term incentive award under the 2021 Plan with a value determined by BRC in its sole discretion;

•	notwithstanding the terms of any existing agreement or plan, all outstanding unvested equity linked awards granted during the term will fully vest upon a change of control and, as applicable, be exercisable for the remainder of their full term;

•	eligibility to receive certain severance payments and benefits upon certain qualifying terminations of employment; and

•	restrictive covenants, including non-competition and client non-solicitation covenants that apply while the executive is employed by BRC, an employee non-solicitation covenant that applies while the executive is employed by BRC and for one year thereafter and perpetual confidentiality and non-disparagement covenants.

Executive Compensation

2025 Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to BRC by its named executive officers during the financial years ended December 31, 2025 and 2024.

Name and Principal Position	Year	Salary (US$)	Bonus (US$)(3)	Stock Awards (US$)(4)	Option Awards (US$)(4)	Non-Equity Incentive Plan Compensation (US$)	All Other Compensation (US$)(13)	Total (US$)
Bryant R. Riley Chairman and Co-Chief Executive Officer	2025	639,292(2)	-	-	-	15,298,388(8)	185,500	16,123,180
	2024	700,000	-	1,081,780	-	-	386,843	2,168,622
Thomas J. Kelleher Co-Chief Executive Officer	2025	700,000	2,450,000	-	-	-	185,500	3,335,500
	2024	700,000	-	1,081,780	-	-	386,843	2,168,622
Scott Yessner Executive Vice President and Chief Financial Officer	2025	320,769	878,274	295,000(5)	523,000(7)	500,000(9)	5,250	2,522,293
Alan N. Forman (14) Executive Vice President, General Counsel & Secretary	2025	497,692	750,000	-	-	-	27,166	1,274,858
	2024	450,000	675,000	309,082	-	-	46,370	1,480,452
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer(11)	2025	211,154	-	-	-	-	95,102	306,256
	2024	450,000	-	540,890	-	-	203,321	1,194,211
Andrew Moore(12) Co-Chief Executive Officer, B. Riley Securities, Inc.	2025	550,000	1,250,000	2,165,623(6)	-	195,736(10)	208,626	4,369,985
	2024	550,000	950,000	579,520	-	-	198,146	2,277,666

Notes:

(1)	The table above summarizes the total compensation earned by each of BRC’s named executive officers for the fiscal years ended December 31, 2025 and 2024. Neither Mr. Riley nor Mr. Kelleher, each of whom were directors during all or a portion of the fiscal years ended December 31, 2025 and 2024, received any compensation for their services as a director.

(2)	Pursuant to Mr. Riley’s employment agreement, salary amounts paid from March 9, 2025 to November 7, 2025 were deducted from amounts reflected in column “Non-Equity Incentive Plan Compensation” that was earned by Mr. Riley from investment banking revenue and fees generated by him under the BRS Incentive Program.

(3)	Except as otherwise noted, bonus amounts in 2025 and 2024 were discretionary bonuses for named executive officers approved by the Compensation Committee. In the case of Mr. Yessner, a discretionary bonus of US$178,274 was paid to cover tax payments due in connection with his issuance of stock; and an additional discretionary bonus of US$700,000 was paid for fiscal year ended December 31, 2025. In the case of Mr. Moore, US$150,000 paid in 2025 pertained to bonus amounts earned in 2024 and approved by the Compensation Committee and the remaining 2025 discretionary bonus of US$1,100,000 was approved by the board of B. Riley Securities Holdings, Inc.

(4)	Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of RSUs and stock options granted during the applicable fiscal year. For a discussion of the material terms of outstanding RSUs and stock options, see the table below entitled “Outstanding Equity Awards at 2025 Fiscal Year-End.”

(5)	Upon joining BRC on June 3, 2025, Mr. Yessner was issued 100,000 unregistered BRC Shares. The closing price of the BRC Shares on that date was US$2.95/share.

(6)	On March 10, 2025, B. Riley Securities Holdings, Inc. awarded Mr. Moore 187,360 restricted shares of common stock of B. Riley Securities Holdings, Inc., scheduled to vest 50% on March 10, 2028, 25% on March 10, 2029 and 25% on March 10, 2030, provided that he is employed by or providing services to the corporation or one of its affiliates, or is a member of its board of directors, on the applicable date and has otherwise not previously incurred a separation of services or termination of membership on the board. The grant date fair value was US$11.559/share.

(7)	In accordance with his employment agreement, on June 3, 2025, Mr. Yessner was awarded options to purchase 300,000 BRC Shares – see “Options to Purchase Securities” for further information.

(8)	Pursuant to Mr. Riley’s amended and restated employment agreement effective as of November 8, 2025 and as previously disclosed, he was paid a percentage of the investment banking revenue and fees generated by him under the BRS Incentive Program. Revenue and fees generated by Mr. Riley at B. Riley Securities Holdings, Inc. contributes significant gross margin to BRC. As noted in Footnote 2, amounts paid to Mr. Riley as Non-Equity Incentive Plan Compensation was reduced by amounts paid to Mr. Riley as salary from March 9, 2025 to November 7, 2025.

(9)	Represents signing bonuses paid to Mr. Yessner in 2025 pursuant to his employment agreement, as follows: US$250,000 upon filing of BRC’s 2024 Annual Report on Form 10-K with the SEC and US$250,000 upon filing of BRC’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2025.

(10)	Reflects payment to Mr. Moore under the B. Riley Securities, Inc. Profit Sharing Plan, upon satisfaction of the plan’s trailing twelve months operating adjusted EBITDA performance metric measured as of September 30, 2025.

(11)	Mr. Ahn resigned effective as of June 3, 2025.

(12)	Mr. Moore was not re-appointed as an executive officer of BRC but continued to serve as the Co-Chief Executive Officer of B. Riley Securities, Inc. from September 18, 2025 to January 2, 2026, at which time his position changed to Chair of the board of B. Riley Securities Holdings, Inc.

(13)	The table below shows the components of the All Other Compensation column.

(14)	Mr. Forman resigned effective June 30, 2026.

Name	Dividend Rights Paid Upon 2025 Vesting of RSUs (1) (US$)	401k Plan Match (2) (US$)	Other (3) (US$)	Total (US$)
Bryant R. Riley	180,250	5,250	-	185,500
Thomas J. Kelleher	180,250	5,250	-	185,500
Scott Yessner	-	5,250	-	5,250
Alan N. Forman	21,916	5,250	-	27,166
Andrew Moore	92,463	-	116,163	208,626
Phillip J. Ahn	92,463	2,639	-	95,102

Notes:

(1)	Reflects accrued dividend rights paid upon: (i) March 14, 2025 vesting of RSUs originally granted on February 24, 2023; and (ii) June 2, 2025 vesting of RSUs originally granted on May 24, 2022, in each case in accordance with award agreements, as approved by the Compensation Committee.

(2)	Reflects the 401(k) employer match for 2025 ($5,250 or $2,639, as applicable), which was received by each of the named executive officers who contributed to the 401(k) in 2025. BRC’s executive officers are eligible for the same 401(k) match program as is available to all employees.

(3)	Represents ordinary cash dividends paid on B. Riley Securities Holdings, Inc. restricted shares, including $0.22/share on August 27, 2025 and $0.40/share on November 21, 2025.

2025 Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning outstanding equity awards held by BRC’s named executive officers as of December 31, 2025.

	Options Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Options Exercise Price (US$)	Options Expiration Date	Number of Units of Stock That Have Not Vested(2) (#)	Market Value of Units of Stock That Have Not Vested (3) (US$)
Bryant R. Riley(4)	-	-	-	-	71,793	335,273
Thomas J. Kelleher(5)	-	-	-	-	71,793	335,273
Scott Yessner	-	100,000 100,000 100,000	$7.00 $10.00 $12.50	6/3/2035 6/3/2035 6/3/2035	-	-
Alan N. Forman(6)	-	-	-	-	18,285	85,391
Andrew Moore(7)(8)	-	-	-	-	37,874 187,360	176,872 2,165,623
Phillip J. Ahn(9)	-	-	-	-

Notes:

(1)	Represents options to purchase 300,000 BRC Shares awarded to Mr. Yessner as an “employment inducement grant” on June 3, 2025. See “Options to Purchase Securities” for further information.

(2)	Represents awards of RSUs granted under the 2021 Plan.

(3)	The market value of awards of RSUs that have not yet vested is based on the number of unvested RSUs as of December 31, 2025, multiplied by the closing sale price of the BRC Shares on December 31, 2025 (US$4.67 per share).

(4)	Unvested RSUs held by Mr. Riley at December 31, 2025, vest as follows: subject to continued employment with BRC, 44,101 RSUs vested in full on March 15, 2026 and 27,692 RSUs will vest in full on March 15, 2027.

(5)	Unvested RSUs held by Mr. Kelleher at December 31, 2025, vest as follows: subject to continued employment with BRC, 44,101 RSUs vested in full on March 15, 2026 and 27,692 RSUs will vest in full on March 15, 2027.

(6)	Unvested RSUs held by Mr. Forman at December 31, 2025 vest as follows: subject to continued employment with BRC, 10,373 RSUs vested in full on March 15, 2026 and 7,912 RSUs were scheduled to vest in full on March 15, 2027. Mr. Forman resigned effective as of June 30, 2026. All of Mr. Forman’s unvested equity awards were forfeited upon such resignation.

(7)	Unvested RSUs held by Mr. Moore at December 31, 2025 vest as follows: subject to continued affiliation as a consultant with BRC and its subsidiaries, 23,039 RSUs vested in full on March 15, 2026 and 14,835 RSUs will vest in full on March 15, 2027. Mr. Moore was not re-appointed as an executive officer of BRC, but continued to serve as the Co-Chief Executive Officer of B. Riley Securities, Inc. from September 18, 2025 to January 2, 2026, at which time his position changed to Chair of the board of B. Riley Securities Holdings, Inc.

(8)	Unvested B. Riley Securities Holdings, Inc. Restricted Shares held by Mr. Moore at December 31, 2025, vest as follows: 50% on March 10, 2028, 25% on March 10, 2029 and 25% on March 10, 2030, provided that he is employed by or providing services to the corporation or one of its affiliates, or is a member of its board of directors, on the applicable date and has otherwise not previously incurred a separation of services or termination of membership on the board. The value of non-publicly traded B. Riley Securities Holdings, Inc. shares as of December 31, 2025 was US$11.559/share.

(9)	Mr. Ahn resigned effective as of June 3, 2025. All of Mr. Ahn’s unvested equity awards were forfeited upon such resignation.

Securities Authorized for Issuance under Equity Compensation Plans

Information about the 2021 Plan and the 2018 Employee Stock Purchase Plan at December 31, 2025 was as follows:

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options and Rights (a)		Weighted-Average Exercise Price of Outstanding Options and Rights (b)			Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders:	600,933	(1)				3,191,794	(2)
Equity compensation plans not approved by stockholders:	400,000	(3)	US$	9.83	(4)
Total	1,000,933					3,191,794

Notes:

(1)	Includes unvested RSU awards granted under the 2021 Plan.

(2)	Includes 2,954,845 shares remaining available for future issuance under the 2021 Plan and 236,949 shares remaining available for issuance under the 2018 Employee Stock Purchase Plan.

(3)	Reflects an option grant to purchase 300,000 BRC Shares and an issuance of 100,000 BRC Shares, both of which were granted in connection with Mr. Yessner’s hiring as Executive Vice President and Chief Financial Officer, as “employment inducement grants” within the meaning of Rule 5635(c)(4) of the NASDAQ Listing Rules.

(4)	Stock issuances listed in column (a) have no associated exercise price.

For more information on BRC’s equity compensation plans, see Notes 25 and 26 to the BRC Annual Financial Statements attached as Schedule A to this Appendix A.

Pay Versus Performance

Pay Versus Performance Table

Provided below is BRC’s ‘Pay Versus Performance’ disclosure as required pursuant to Item 402(v) of Regulation S-K under the U.S. Exchange Act. As a smaller reporting company, BRC is subject to scaled-back requirements under the pay versus performance rules. As such, BRC has excluded disclosure regarding peer group total shareholder return (TSR), a company-selected measure and the list of the most important compensation measures used to determine BRC’s named executive officer compensation.

The following table sets forth information concerning: (1) the compensation of BRC’s principal executive officers (“PEOs”), being Mr. Riley, Chairman and Co-Chief Executive Officer, and Mr. Kelleher, Co-Chief Executive Officer, and the average compensation for BRC’s other named executive officers (“Non-PEO NEOs”) both as reported in the summary compensation table and with certain adjustments to reflect the “compensation actually paid” to such individuals, as defined under SEC rules, for each of the fiscal years ended December 31, 2023, 2024 and 2025 and (2) BRC’s cumulative TSR and Net Income (Loss) over such years, in each case determined in accordance with SEC rules:

Year	Summary Compensation Table Total for Mr. Riley (US$)	Summary Compensation Table Total for Mr. Kelleher (US$)	Compensation Actually Paid to Mr. Riley (US$)(2)	Compensation Actually Paid to Mr. Kelleher (US$)(2)	Average Summary Compensation Table Total for Non-PEO NEOs (US$)(1)	Average Compensation Actually Paid to Non-PEO NEOs (US$)(1)(2)	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return (US$)(3)	Net Income (Loss) (millions)
2025	$16,123,180	$3,335,500	$16,089,995	$3,302,315	$2,118,348	$2,436,651	$16.00	$307
2024	$2,168,622	$2,168,622	$499,153	$499,153	$1,584,510	$969,502	$15.73	$(764)
2023	$5,563,318	$5,563,318	$4,932,653	$4,932,653	$3,378,257	$3,178,327	$69.27	$(100)

Notes:

(1)	The following individuals are BRC’s named executive officers for each fiscal year:

Year	PEO(s)	Non-PEO NEOs
2025	Bryant R. Riley and Thomas J. Kelleher	Scott Yessner(4), Alan N. Forman(8), Phillip J. Ahn(5) and Andrew Moore(6)
2024	Bryant R. Riley and Thomas J. Kelleher	Phillip J. Ahn, Kenneth Young(7), Andrew Moore and Alan N. Forman
2023	Bryant R. Riley and Thomas J. Kelleher	Phillip J. Ahn, Kenneth Young, Andrew Moore and Alan N. Forman

(2)	Compensation actually paid to BRC’s named executive officers represents the “Total” compensation reported in the Summary Compensation Table for the applicable fiscal year, adjusted as follows:

	2025
Adjustments	Mr. Riley	Mr. Kelleher	Average Non- PEO NEOs
Deduction for Amounts Reported under the “Stock Awards” Column in the Summary Compensation Table for Applicable FY	$0	$0	$(745,906)
Increase based on ASC 718 Fair Value of Awards Granted during Applicable FY that Remain Unvested as of Applicable FY End, determined as of Applicable FY End	$0	$0	$1,042,144
Increase based on ASC 718 Fair Value of Awards Granted during Applicable FY that Vested during Applicable FY, determined as of Vesting Date	$0	$0	$73,750
Increase/deduction for Awards Granted during Prior FY that were Outstanding and Unvested as of Applicable FY End, determined based on change in ASC 718 Fair Value from Prior FY End to Applicable FY End	$5,743	$5,743	$1,123
Increase/deduction for Awards Granted during Prior FY that Vested During Applicable FY, determined based on change in ASC 718 Fair Value from Prior FY End to Vesting Date	$(38,929)	$(38,929)	$(11,618)
Deduction of ASC 718 Fair Value of Awards Granted during Prior FY that were Forfeited during Applicable FY, determined as of Prior FY End	$0	$0	$(41,191)
Increase based on Dividends or Other Earnings Paid during Applicable FY upon Vesting Date	$0	$0	$0
Total Adjustments	$(33,185)	$(33,185)	$318,303

(3)	TSR is cumulative for the measurement periods beginning on December 31, 2022 and ending on December 31 of each of 2025, 2024 and 2023, respectively, calculated in accordance with Item 201(e) of Regulation S-K.

(4)	Mr. Yessner was appointed effective as of June 3, 2025.

(5)	Mr. Ahn resigned effective as of June 3, 2025.

(6)	Mr. Moore was not re-appointed as an executive officer of BRC, but continued to serve as the Co-Chief Executive Officer of B. Riley Securities, Inc. from September 18, 2025 to January 2, 2026, at which time his position changed to Chair of the board of directors of B. Riley Securities Holdings, Inc.

(7)	Mr. Young resigned effective as of September 20, 2024.

(8)	Mr. Forman resigned effective as of June 30, 2026.

Narrative Disclosure to Pay Versus Performance Table

Relationship between Financial Performance Measures

The line graphs below compare: (i) the compensation actually paid to the PEOs and the average of the compensation actually paid to the Non-PEO NEOs, with (ii) BRC’s cumulative TSR and (iii) BRC’s Net Income, in each case, for the financial years ended December 31, 2023, 2024 and 2025. TSR amounts reported in the graph assume an initial fixed investment of $100, and that all dividends, if any, were reinvested.

Compensation Actually Paid vs Net Income (Loss)
$20,000
$15,000
$10,000
$5,000
$0
Compensation Actually Paid (thousands)
$800
$400
$0
-$400
-$800
Net Income (Loss) (millions)
2023
2024
2025
Mr. Riley
Mr. Kelleher
Average for Non-PEO NEOs
Net Income (Loss)

Compensation Actually Paid vs Total Shareholder Return
$20,000
$15,000
$10,000
$5,000
$0
Compensation Actually Paid (in thousands)
$200
$150
$100
$50
$0
Cumulative TSR
(value of initial $100 investment)
2022
2023
2024
2025
Mr. Riley
Mr. Kelleher
Average for Non-PEO NEOs
BRC Group Holdings.Inc.

Director Compensation

BRC uses cash and equity-based compensation to attract and retain qualified candidates to serve on the BRC Board. In setting director compensation, BRC considers the significant amount of time that members of the BRC Board expend in fulfilling their duties to BRC, the skill level required of such members and other relevant information. The Compensation Committee and the BRC Board have the primary responsibility for reviewing, considering any revisions to, and approving director compensation. BRC does not pay its employee directors for board service in addition to their regular employee compensation.

As approved by the Compensation Committee and effective December 1, 2025, each of BRC’s non-employee directors receive annual fees of US$100,000 in cash, payable in quarterly installments, and US$100,000 in equity in the form of RSUs granted under the 2021 Plan. Non-employee director RSUs generally vest on the one-year anniversary of grant, subject to the director’s continued service through such date, with accelerated vesting upon a change in control.

In addition to the foregoing, the chairpersons of the Audit Committee, the Compensation Committee and the Environmental, Social and Governance Committee receive annual fees of US$25,000, US$20,000 and US$15,000, respectively, and each non-employee director that is a member of the Audit Committee, Compensation Committee and ESG Committee receives annual fees of US$10,000, US$10,000 and US$5,000, respectively.

In August 2024, the Compensation Committee approved an annual equity award of RSUs for service from the 2024 annual stockholders meeting on June 21, 2024 through June 21, 2025 (with a June 21, 2025 vesting date) and provided that such award would be granted promptly following the date on which such awards could be permissibly granted under the 2021 Plan.

On April 3, 2026, the Compensation Committee approved and granted an annual equity award of RSUs intended to compensate directors for service during 2025-2026. These RSUs vested following completion of the 2026 annual stockholders meeting.

In addition, in recognition for extraordinary service during the past few years, each non-employee director will receive a special award of US$225,000 in equity in the form of RSUs granted under the 2021 Plan (each, a “Special Equity Award”). The Special Equity Awards will vest on the one-year anniversary of the grant date, provided that the award will continue to vest if a non-employee director ceases to provide services to the BRC Board after the annual meeting of stockholders following the grant date due to such non-employee director’s retirement from the BRC Board. For non-employee directors, “retirement” means the director’s voluntary cessation of service when the director’s age plus years of service equals at least 65 and the director is at least 55 years of age.

From January 1, 2025 through March 3, 2025, Tammy Brandt, Renée E. LaBran and Mimi K. Walters received a monthly fee of US$15,000 for serving on a special committee established by BRC to review the take private proposal presented to the BRC Board by Bryant Riley. Effective March 3, 2025, the take private proposal was withdrawn by Mr. Riley and shortly thereafter the special committee was disbanded.

From time to time, BRC’s non-employee directors may receive additional compensation through equity compensation or otherwise at the discretion of the disinterested directors of the BRC Board for extraordinary service relating to their capacity as members of the BRC Board.

2025 Director Compensation Table

The following table summarizes the total compensation that members of the BRC Board (other than directors who are named executive officers) earned during the fiscal year ended December 31, 2025 for services rendered as members of the BRC Board.

Name(1)	Fees earned (US$)	Share-based awards (US$)(2)	All Other Compensation (US$)	Total (US$)
Robert L. Antin	$73,478	-	-	$73,478
Tammy Brandt	$102,273	-	-	$102,273
Robert D’Agostino	$82,663	-	-	$82,663
Renée E. LaBran	$109,162	-	-	$109,162
Randall E. Paulson	$82,663	-	-	$82,663
Michael J. Sheldon	$71,182	-	-	$71,182
Mimi K. Walters	$106,865	-	-	$106,865

Notes:

(1)	Bryant R. Riley, a member of the BRC Board, the Chairman and Co-Chief Executive Officer, and Thomas J. Kelleher, a member of the BRC Board and the Co-Chief Executive Officer are not included in this table because as employees Messrs. Riley and Kelleher received no additional compensation for services as directors for 2025. The compensation received by Messrs. Riley and Kelleher as employees is shown in the summary compensation table provided above in “Executive Compensation – 2025 Summary Compensation Table.”

(2)	Non-employee directors did not receive an annual equity award for Fiscal 2025 in 2025. Instead, this award was approved and granted on April 3, 2026, when BRC was permitted to grant awards under its 2021 Plan. As of December 31, 2025, none of the non-employee directors held outstanding equity awards.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

None of the directors, executive officers or employees of BRC or former directors, executive officers or employees of BRC or its subsidiaries had any indebtedness outstanding owing to BRC or any of the subsidiaries of BRC as at the date hereof and no indebtedness of these individuals to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by BRC or any of the subsidiaries as at the date hereof. Additionally, no individual who is, or at any time during BRC’s last financial year was, a director or executive officer of BRC or associate of any such director or executive officer is as at the date hereof, or at any time since the beginning of BRC’s last financial year has been, indebted to BRC or any of its subsidiaries or to another entity where the indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by BRC or any of its subsidiaries, including indebtedness for security purchase or any other programs.

Audit Committee

Audit Committee Charter

The complete text of the charter of BRC’s Audit Committee is attached as Schedule C hereto.

Composition of the Audit Committee

The Audit Committee is composed of Randall E. Paulson (Chair), Renée E. LaBran and Mimi K. Walters, all of whom are independent and financially literate, in each case, within the meaning of NI 52-110. Each member of the Audit Committee is also independent under NASDAQ Marketplace Rule 5605(a)(2) and meets all other qualifications under NASDAQ Marketplace Rule 5605(c) and the applicable rules of the SEC. The BRC Board has also affirmatively determined that Mr. Paulson qualifies as an “audit committee financial expert” as such term is defined in Regulation S-K under the U.S. Securities Act. For the relevant education and experience of each member of the Audit Committee, please see “Directors and Executive Officers – Biographies of Directors” in this Appendix A.

Audit Committee Pre-Approval Policy

As a matter of policy, all audit and non-audit services provided by BRC’s independent registered public accounting firm are approved in advance by the Audit Committee. In considering requests for approval of non-audit services, the Audit Committee considers whether those services are compatible with maintaining the independence of the auditor. All services provided by the current auditor of BRC, BDO USA, P.C. (“BDO”) and the former auditor of BRC, Marcum LLP (“Marcum”) during the financial years ended December 31, 2025 and 2024 were pre-approved by the Audit Committee.

External Auditor Service Fees

The following table sets forth the fees billed to BRC by BDO and Marcum for the financial years ended December 31, 2025 and 2024, as applicable:

		Fiscal 2025		Fiscal 2024
BDO
Audit Fees (1)	US$	9,511,596		Nil
Audit-Related Fees (2)		Nil		Nil
Tax Fees	US$	43,626		Nil
All Other Fees		Nil		Nil
Total	US$	9,555,222		Nil

Marcum
Audit Fees (1)		Nil	US$	10,501,500
Audit-Related Fees (2)		Nil	US$	1,278,400
Tax Fees		Nil		Nil
All Other Fees		Nil		Nil
Total		Nil	US$	11,779,900

Notes:

(1)	Audit Fees consist of audit and various attest services and include the following for the years ended December 31, 2025 and 2024: (a) reviews of BRC’s financial statements for the quarterly periods ended March 31, June 30, and September 30, and (b) the audit of BRC financial statements for the year ended December 31.

(2)	Audit-Related fees in connection with SEC investigation.

STATEMENT ON CORPORATE GOVERNANCE

Corporate Governance Guidelines

The BRC Board has adopted a written mandate in the form of corporate governance guidelines to assist it in the exercise of its responsibilities and to serve the interests of BRC and its stockholders. The corporate governance guidelines are attached as Schedule D to this Appendix A.

Director Independence

A director is considered independent under Canadian securities legislation if he or she is independent within the meaning of NI 58-101 and NI 52-110. Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of the BRC Board, be reasonably expected to interfere with a director’s independent judgment. The BRC Board has determined that, of the seven directors of the BRC Board, five directors, being Robert Antin, Tammy Brandt, Renée E. LaBran, Randall Paulson and Mimi Walters, are independent within the meaning of NI 58-101 and NI 52-110 and the remaining two directors, Bryant Riley and Thomas Kelleher, are not independent within the meaning of NI 58-101 and NI 52-110 because of their service as employees of BRC.

The BRC Board has also unanimously determined that five of its directors – Robert Antin, Tammy Brandt, Renée E. LaBran, Randall Paulson and Mimi Walters, a majority of the BRC Board – are independent directors as that term is defined by NASDAQ Marketplace Rule 5605(a)(2). In addition, based upon such standards, the BRC Board determined that Bryant Riley and Thomas Kelleher are not independent because of their service as employees of BRC.

Public Company Directorships

Certain of the directors of BRC currently serve on the board of directors of another reporting issuer (or equivalent in a foreign jurisdiction). The following table lists each such director and the identity of such reporting issuer:

Name of Director	Reporting Issuer (or the Equivalent)
Robert L. Antin	Rexford Industrial Realty, Inc. (NYSE: REXR)

Renée E. LaBran	B&R Technology Merger Corp. (NASDAQ: BRTMU)

Mimi K. Walters	Eos Energy Enterprises, Inc. (NASDAQ: EOSE)

Nominations for Directors

The Environmental, Social and Corporate Governance Committee (“ESG Committee”) evaluates and recommends to the BRC Board director nominees for each election of directors. In fulfilling its responsibilities, the ESG Committee considers the following factors: (i) demonstrated personal integrity and moral character; (ii) willingness to apply sound and independent business judgment for the long-term interests of the stockholders; (iii) relevant business or professional experience, technical expertise or specialized skills; (iv) personality traits and background that appear to fit with those of the other directors to produce a collegial and cooperative BRC Board responsive to BRC’s needs; and (v) ability to commit sufficient time to effectively carry out the substantial duties of a director. The ESG Committee and the BRC Board will not consider as a director candidate anyone who is an officer, director or principal of an enterprise which is in substantial competition with BRC. Other than the foregoing factors, there are no stated minimum criteria for director nominees. However, the ESG Committee may also consider such other factors as it may deem are in the best interests of BRC and its stockholders. The ESG Committee does, however, recognize that under applicable regulatory requirements at least one member of the BRC Board must, and believes that it is preferable that more than one member of the BRC Board should, meet the criteria for an “audit committee financial expert” as defined by SEC rules.

The ESG Committee identifies nominees by first evaluating the current members of the BRC Board willing to continue in service. Current members of the BRC Board with skills and experience that are relevant to BRC’s business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the BRC Board with that of obtaining a new perspective. If any member of the BRC Board up for re-election at an upcoming annual meeting of stockholders does not wish to continue in service, the ESG Committee identifies the desired skills and experience of a new nominee considering the criteria above. If the ESG Committee believes that the BRC Board requires additional candidates for nomination, the committee may explore alternative sources for identifying additional candidates. This may include engaging, as appropriate, a third-party search firm to assist in identifying qualified candidates.

The ESG Committee reviews all nominees, including those recommended by stockholders, for nomination by the BRC Board in accordance with the above requirements and qualifications to determine whether they possess attributes the ESG Committee believes would be most beneficial to BRC. The ESG Committee will select qualified candidates and make its recommendations to the BRC Board, which will formally decide whether to nominate the recommended candidates for election to the BRC Board. BRC’s by-laws provide that any stockholder who is entitled to vote at an annual meeting of stockholders and who complies with certain prescribed notice requirements may nominate persons for election to the BRC Board.

Assessments

Each director’s ability to continue to contribute to the BRC Board is considered each time the director is considered for renomination. The BRC Board has a process for reviewing and evaluating the performance of the BRC Board and its committees annually to determine whether the BRC Board and the committees are functioning effectively. The ESG Committee is responsible for overseeing the BRC Board and committee evaluation process and reporting its assessments to the BRC Board.

Orientation and Continuing Education

As needed, BRC will conduct an orientation process for new directors to familiarize them with BRC’s operations, management structure, financial matters, corporate governance practices and other key policies and practices through a review of background material and meetings with senior management. The BRC Board also recognizes the importance of continuing education for its directors and is committed to providing such education in order to improve both BRC Board and committee performance.

Term Limits and Other Mechanisms for Board Renewal

The BRC Board does not believe it is advisable to limit the number of terms for which an individual may serve as a director. Directors who have served on the BRC Board for an extended period of time are able to provide valuable insight into BRC’s business based on their experience and understanding of BRC’s history, policies and objectives. The BRC Board believes that it can, as necessary, utilize the nominating process described above to elect or appoint new directors to obtain new ideas and viewpoints regarding BRC’s business and affairs.

The BRC Board has also determined not to establish a mandatory retirement age. The ESG Committee and the BRC Board will review each director’s continuation on the BRC Board upon reaching the age of 75 and each year thereafter.

Code of Business Conduct and Ethics

The BRC Board has adopted a Code of Business Conduct and Ethics that applies to all of its directors, officers and employees. The Code of Business Conduct and Ethics is available for review on BRC’s website at https://ir.brcgh.com/documents-and-charters and is also available in print, without charge, to any stockholder who requests a copy by writing to BRC at BRC Group Holdings, Inc., 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California 90025, Attention: Investor Relations. Each of BRC’s directors, officers and employees, including its Co-Chief Executive Officers, Chief Financial Officer, General Counsel and Chief Accounting Officer, are required to comply with the Code of Business Conduct and Ethics. There have not been any waivers of the Code of Business Conduct and Ethics relating to any of BRC’s executive officers or directors in the past year. BRC will post any waivers, if and when granted, as well as any amendments, on its website at https://ir.brcgh.com/documents-and-charters.

Meetings and Committees of the BRC Board

The BRC Board is responsible for overseeing the management of BRC’s business. BRC keeps its directors informed of its business at meetings and through reports and analyses presented to the BRC Board and the committees of the BRC Board. Regular communications between its directors and management also occur apart from meetings of the BRC Board and committees of the BRC Board.

Committees of the BRC Board

The BRC Board currently has three standing committees to facilitate and assist the BRC Board in the execution of its responsibilities: the Audit Committee, the Compensation Committee and the ESG Committee.

Audit Committee

For the composition and qualifications of the members of the Audit Committee, please see the information under the heading “Audit Committee – Composition of the Audit Committee” in this Appendix A. The Audit Committee acts pursuant to a written charter, which is attached hereto as Schedule C. The responsibilities of the Audit Committee include overseeing, reviewing, and evaluating BRC’s financial statements, accounting and financial reporting processes, internal control functions and the audits of BRC’s financial statements. The Audit Committee is also responsible for the appointment, compensation, retention, and as necessary, the termination of BRC’s independent auditors.

Compensation Committee

The Compensation Committee is composed of Tammy Brandt (Chairperson) and Robert L. Antin. The BRC Board has affirmatively determined that each member of the Compensation Committee is independent as such term is defined under NASDAQ Marketplace Rule 5605(a)(2) and the applicable rules of the SEC. The BRC Board has adopted a charter for the Compensation Committee, which is available for review on BRC’s website at https://ir.brcgh.com/documents-and-charters. The Compensation Committee reviews and makes recommendations to the BRC Board concerning the compensation and benefits of BRC’s executive officers, including the Co-Chief Executive Officers, and directors, oversees the administration of BRC’s stock incentive and employee benefits plans and reviews general policies relating to compensation and benefits.

ESG Committee

The ESG Committee is composed of Mimi K. Walters (Chairperson), Robert L. Antin and Renée E. LaBran. The BRC Board has affirmatively determined that each member of the ESG Committee is independent as such term is defined under NASDAQ Marketplace Rule 5605(a)(2). The ESG Committee evaluates and recommends to the BRC Board nominees for each election of directors. Since January 1, 2025, the ESG Committee has approved items via unanimous written consent in lieu of meetings of the ESG Committee. The BRC Board has adopted a charter for the ESG Committee, which is available for review on BRC’s website at https://ir.brcgh.com/documents-and-charters. The responsibilities of the ESG Committee include making recommendations to the BRC Board with respect to the nominations or elections of directors and providing oversight of BRC’s corporate governance policies and practices.

Meeting Attendance

The BRC Board normally meets quarterly but may hold additional meetings as required. Since January 1, 2025, the BRC Board has held a total of 24 meetings. Each of the directors attended at least 75% of the total number of BRC Board meetings.

BRC Board Leadership Structure

Pursuant to BRC’s Corporate Governance Guidelines and Bylaws, the BRC Board may, but is not required to, select a Chairman of the Board on an annual basis. In addition, the positions of Chairman of the BRC Board and Co-Chief Executive Officer may be filled by one individual or two different individuals. Bryant Riley, Co-Chief Executive Officer, currently serves as Chairman of the BRC Board.

The BRC Board has determined that its current structure, with a combined Chairman and Co-Chief Executive Officer and independent directors as members of each BRC Board committee, is in the best interests of BRC and its stockholders. The BRC Board believes that combining the Chairman and Co-Chief Executive Officer positions is currently the most effective leadership structure for BRC given Mr. Riley’s in-depth knowledge of many of the businesses and industries in which BRC operates, his ability to formulate and implement strategic initiatives, and his extensive contact with and knowledge of certain of BRC’s customers. In addition, as a member of the BRC Board since 2009, Chairman of B. Riley & Co., LLC since founding the stock brokerage firm in 1997, Chief Executive Officer of B. Riley & Co., LLC from 1997 to 2006, and Co-Executive Chairman of B. Riley Securities, Inc. until March 2025, Mr. Riley provides important continuity in the operation of BRC’s business and its oversight by the BRC Board. His knowledge and experience, as well as his role as BRC’s Co-Chief Executive Officer, position him to elevate the most critical business issues for consideration by BRC’s independent directors.

BRC believes that the independent nature of the BRC Board committees, as well as the practice of BRC’s independent directors regularly meeting in executive session without members of the BRC Board who are also members of management, including Bryant Riley and Thomas Kelleher, or other members of BRC’s management present, ensures that the BRC Board maintains a level of independent oversight of management that BRC believes is appropriate for BRC. Since January 1, 2025, the independent directors of BRC have held 26 meetings at which no members of management were present.

BRC does not have a lead independent director; however, pursuant to BRC’s Corporate Governance Guidelines, the non-management members of the BRC Board may at any time decide to appoint a Presiding Director to provide leadership of executive sessions of the BRC Board and consult with the Chairman with respect to matters to be brought before the BRC Board, should they believe that such an appointment would be beneficial to BRC and its stockholders.

BRC Board Role in Risk Management

The BRC Board as a whole has responsibility for risk oversight, with reviews of certain areas being conducted by the relevant BRC Board committees. These committees then provide reports to the full BRC Board. The oversight responsibility of the BRC Board and its committees is enabled by management reporting processes that are designed to provide visibility to the BRC Board about the identification, assessment, and management of critical risks and management’s risk mitigation strategies. These areas of focus include strategic, operational, cybersecurity, financial and reporting, succession and compensation, and other risks. The BRC Board and its committees oversee risks associated with their respective areas of responsibility, as summarized below. Each committee meets in executive session with key management personnel and representatives of outside advisors as required.

BRC Board/Committee	Primary Areas of Risk Oversight
Full BRC Board	Risks and exposures associated with BRC’s business strategy and other current matters that may present material risk to BRC’s financial performance, operations, prospects, or reputation.

Audit Committee	Overall risk management profile and policies with respect to risk assessment and risk management, cybersecurity, material pending legal proceedings involving BRC, other contingent liabilities, as well as other risks and exposures that may have a material impact on BRC’s financial statements.

Compensation Committee	Risks and exposures associated with management succession planning and executive compensation programs and arrangements, including incentive plans.

ESG Committee	Risks and exposures associated with director succession planning, corporate governance, and overall board effectiveness.

Procedures for Approval of Related Party Transactions

Under its charter, the Audit Committee is charged with reviewing all potential related party transactions. BRC’s policy has been that the Audit Committee, which is comprised solely of independent directors, reviews each potential related party transaction in advance for approval. All such related party transactions are then required to be reported under applicable SEC rules. Pursuant to BRC’s Code of Business Conduct and Ethics, the Audit Committee must review and approve in advance all material related party transactions or business or professional relationships. The Code of Business Conduct and Ethics also requires that any dealings with a related party must be conducted in such a way as to avoid preferential treatment and assure that the terms obtained by BRC are no less favorable than could be obtained from unrelated parties on an arm’s-length basis. Aside from this policy and the Code of Business Conduct and Ethics, BRC has not adopted additional procedures for review of, or standards for approval of, related party transactions, but instead reviews such transactions on a case-by-case basis.

Diversity

BRC has not adopted a formal written BRC Board diversity policy nor targets regarding the number of women on the BRC Board and in executive officer positions given, in part, that such policies or targets are not required pursuant to the rules of the NASDAQ or the SEC. The BRC Board currently includes three female directors (approximately 42% of directors).

Risk Factors

In addition to the other information in the Circular, including the risk factors relating to the Arrangement set forth under “Risk Factors” in the Circular, readers should carefully consider the following risk factors in evaluating BRC and BRC’s business. If any of the risks actually occur, alone or together with additional risks and uncertainties not currently known to BRC, or that BRC currently deems immaterial, BRC’s business, financial condition, results of operations and prospects may be materially adversely affected. When assessing these risk factors, readers should also refer to the other information contained in this Circular and appended hereto, including the BRC Financial Statements and the related notes thereto. Readers should also carefully review the cautionary statements referred to under “Cautionary Statement Regarding Forward-Looking Statements” in the Circular. The risk factors identified in the Circular, including in this Appendix A, are not exhaustive and other factors may arise that are currently not foreseen by management of BRC that may present additional risks in the future.

Risks Relating to the Arrangement

The success of the Arrangement will depend, in part, on BRC’s ability to realize the anticipated benefits of the acquisition of the Corporation.

On September 28, 2026, BRC entered into the Arrangement Agreement. The success of BRC and the Purchaser’s acquisition of the Corporation will depend, in part, on BRC’s ability to realize the anticipated benefits and cost savings from successfully combining the businesses of BRC and the Corporation within BRC’s projected timeframe. If BRC is not able to successfully combine these businesses, the anticipated benefits and cost savings of the acquisition may not be realized fully or at all, or may take longer for BRC to realize than expected. BRC and the Corporation have operated and, until the Arrangement is completed, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect BRC’s ability to maintain relationships with clients, customers, and employees or to achieve the anticipated benefits of the acquisition. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on BRC during the transition period.

BRC expects to incur substantial expenses in connection with the acquisition, including conversion costs, severance, professional fees and other expenses. BRC cannot identify the timing, nature and amount of all such charges as of the date hereof. The completion of the Arrangement depends on the satisfaction of specified conditions, many of which are outside of BRC’s control, including the receipt of regulatory approvals and approval of the transaction by the Corporation’s shareholders. If the Arrangement is not completed, these expenses would have been expended or would be recognized currently and not capitalized, and BRC would not have realized the expected benefits of the acquisition.  Additionally, BRC’s business may be adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the acquisition, without realizing any of the anticipated benefits of completing the acquisition.

The Corporation may have liabilities that are not known to BRC.

The Corporation may have liabilities that BRC failed, or was unable, to discover in the course of performing its due diligence investigations of the Corporation. BRC may learn additional information about Sangoma that materially adversely affects BRC, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. Any such liabilities, individually or in the aggregate, could have a material adverse effect on BRC’s business, financial condition and results of operations.

Upon completion of the Arrangement, BRC will become subject to Canadian reporting obligations, which will increase its compliance costs and burden.

Upon completion of the Arrangement, BRC will become a reporting issuer in each of the provinces of Canada and will be subject to Canadian continuous disclosure and other reporting obligations under applicable Canadian Securities Laws, in addition to its existing obligations under U.S. securities laws and the NASDAQ rules. Complying with these additional obligations will require management attention and resources and will increase BRC’s legal, accounting and other compliance costs. Any failure by BRC to comply with its reporting obligations in Canada or the United States could result in regulatory action, including cease trade orders, and could adversely affect the market price and liquidity of the BRC Shares.

BRC will incur additional indebtedness to finance the Arrangement.

In connection with the Arrangement, BRC’s telecommunications subsidiaries obtained a commitment from a syndicate of lenders led by Banc of California for approximately US$212.3 million of senior secured term loans to finance the acquisition of the Corporation and to refinance their existing telecommunications credit facility. This additional indebtedness will increase BRC’s consolidated debt service obligations, and the related credit agreement is expected to contain covenants that restrict the operations of the combined telecommunications business, including its ability to incur additional indebtedness, grant liens, make distributions to BRC and dispose of assets. The funding of the term loans is subject to the terms and conditions of the commitment, and there can be no assurance that those conditions will be satisfied. A failure to comply with these covenants or to service this indebtedness could result in an event of default, which could allow the lenders to accelerate the indebtedness and enforce their security over the assets of the combined telecommunications business, including the Corporation. See also “Risk Factors – BRC’s level of indebtedness, and restrictions under such indebtedness, could adversely affect BRC’s operations and liquidity.”.

The Arrangement presents additional risks to BRC.

For a further discussion on risks relating to the Arrangement, see “Risk Factors” in the Circular.

Risks Relating to BRC’s Business and Competition

BRC’s revenues and results of operations are volatile and difficult to predict and have been impacted by recent divestiture transactions.

BRC’s revenues and results of operations fluctuate significantly from quarter to quarter, due to a number of factors. These factors include, but are not limited to, the following:

•	BRC’s ability to attract new clients and obtain additional business from BRC’s existing client base;

•	the number, size and timing of M&A transactions, capital raising transactions and investment banking engagements;

•	the extent to which BRC acquires assets for resale, or guarantees a minimum return thereon, and BRC’s ability to resell those assets at favorable prices;

•	the rate of decline BRC experiences from BRC’s dial-up and DSL Internet access pay accounts in BRC’s UOL business as customers continue to migrate to broadband access which provides faster Internet connection and download speeds offered by BRC’s competitors;

•	the rate of growth of new service areas;

•	the types of fees BRC charges clients, or other financial arrangements BRC enters into with clients; and

•	changes in general economic and market conditions, including increased inflation and rising interest rates.

BRC has limited or no control over some of the factors set forth above and, as a result, may be unable to forecast BRC’s revenues accurately. For example, BRC’s investment banking revenues are typically earned upon the successful completion of a transaction, the timing of which is uncertain and beyond BRC’s control. A client’s acquisition transaction may be delayed or terminated because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or stockholder approvals, failure to secure necessary financing, adverse market conditions or unexpected financial or other problems in the business of a client or a counterparty. If the parties fail to complete a transaction on which BRC is advising or an offering in which BRC is participating, BRC will earn little or no revenue from the contemplated transaction.

BRC relies on projections of revenues in developing BRC’s operating plans for the future and will base BRC’s expectations regarding expenses on these projections and plans. If BRC inaccurately forecasts revenues and/or earnings, or fails to accurately project expenses, BRC may be unable to adjust BRC’s spending in a timely manner to compensate for these inaccuracies and, as a result, may suffer operating losses and such losses could have a negative impact on BRC’s financial condition and results of operations. If, for any reason, BRC fails to meet its own, investor or analyst projections of revenue, growth or earnings, the market price of the BRC Shares could decline and investors may lose all or part of their investment.

Conditions in the financial markets and general economic conditions have impacted, and may continue to impact, BRC’s ability to generate business and revenues, which may cause significant fluctuations in the trading price of the BRC Shares.

•	BRC’s opportunity to act as underwriter or placement agent could be adversely affected by a reduction in the number and size of capital raising transactions or by competing sources of equity.

•	The number and size of M&A transactions or other strategic advisory services where BRC acts as adviser could be adversely affected by continued uncertainties in valuations related to asset quality and creditworthiness, volatility in the equity markets, and diminished access to financing.

•	Market volatility could lead to a decline in the volume of transactions that BRC executes for BRC’s customers and, therefore, to a decline in the revenue BRC receives from commissions and spreads.

•	BRC has experienced, and may experience in the future, losses in securities trading activities, or as a result of write-downs in the value of securities that BRC owns, as a result of deteriorations in the businesses or creditworthiness of the issuers of such securities.

•	BRC has experienced, and may experience in the future, losses or write downs in the realizable value of BRC’s proprietary investments due to the inability of companies BRC invests in to repay their borrowings.

•	BRC’s access to liquidity and the capital markets could be limited, preventing BRC from making proprietary investments and restricting BRC’s sales and trading businesses.

•	BRC has incurred, and may incur in the future, unexpected costs or losses as a result of the bankruptcy or other failure of companies for which BRC has performed investment banking services to honor ongoing obligations such as indemnification or expense reimbursement agreements, or in whom BRC has invested or to whom BRC has extended credit.

•	Sudden sharp declines in market values of securities can result in illiquid markets and the failure of counterparties to perform their obligations, which could make it difficult for BRC to sell securities, hedge securities positions, and invest funds under management.

•	As an introducing broker to clearing firms, BRC is responsible to the clearing firm and could be held liable for the defaults of BRC’s customers, including losses incurred as the result of a customer’s failure to meet a margin call. When BRC allows customers to purchase securities on margin, BRC is subject to risks inherent in extending credit. This risk increases when a market is rapidly declining and the value of the collateral held falls below the amount of a customer’s indebtedness. If a customer’s account is liquidated as the result of a margin call, BRC is liable to BRC’s clearing firm for any deficiency.

•	Competition in BRC’s investment banking, sales, and trading businesses could intensify as a result of the increasing pressures on financial services companies and larger firms competing for transactions and business that historically would have been too small for them to consider.

•	Market volatility often results in lower prices for securities, which results in reduced management fees calculated as a percentage of assets under management.

•	Market declines could increase claims and litigation, including arbitration claims from customers.

•	BRC’s industry could face increased regulation as a result of legislative or regulatory initiatives. Compliance with such regulation may increase BRC’s costs and limit BRC’s ability to pursue business opportunities.

•	Government intervention may not succeed in improving the financial and credit markets and may have negative consequences for BRC’s business.

BRC focuses principally on certain sectors of the economy in BRC’s investment banking operations, and deterioration in the business environment in these sectors or a decline in the market for securities of companies within these sectors could harm BRC’s business.

Volatility in the business environment in the industries in which BRC’s clients operate or in the market for securities of companies within these industries could adversely affect BRC’s financial results and the market value of the BRC Preferred Stock, the BRC Shares and BRC’s senior notes. The business environment for companies in some of these industries has been subject to high levels of volatility in recent years, and BRC’s financial results have consequently been subject to significant variations from year to year. For example, the consumer goods and services sectors are subject to consumer spending trends, which have been volatile, to mall traffic trends, which have been down, to the availability of credit, and to broader trends such as the rise of Internet retailers. Emerging markets have driven the growth of certain consumer companies but emerging market economies are fragile, subject to wide swings in GDP, and subject to changes in foreign currencies. The technology industry has been volatile, driven by evolving technology trends, by technological obsolescence, by enterprise spending, and by changes in the capital spending trends of major corporations and government agencies around the world.

BRC’s investment banking operations focus on various sectors of the economy, and BRC also depends significantly on private company transactions for sources of revenues and potential business opportunities. Most of these private company clients are initially funded and controlled by private equity firms. To the extent that the pace of these private company transactions slows or the average transaction size declines due to a decrease in private equity financings, difficult market conditions in BRC’s target industries or other factors, BRC’s business and results of operations may be harmed.

Underwriting and other corporate finance transactions, strategic advisory engagements and related sales and trading activities in BRC’s target industries represent a significant portion of BRC’s investment banking business. This concentration of activity in BRC’s target industries exposes BRC to the risk of declines in revenues in the event of downturns in these industries, such as those due to rising inflation and interest rates.

BRC’s businesses may be adversely affected by the disruptions in the credit markets, including reduced access to credit and liquidity and higher costs of obtaining credit.

In the event existing internal and external financial resources do not satisfy BRC’s needs, BRC would have to seek additional outside financing. The availability of outside financing will depend on a variety of factors, such as BRC’s financial condition and results of operations, the availability of acceptable collateral, market conditions, the general availability of credit, the volume of trading activities, and the overall availability of credit to the financial services industry, all of which are under increased pressure due to the continuing inflationary environment and increased interest rates.

Widening credit spreads, as well as significant declines in the availability of credit, could adversely affect BRC’s ability to borrow on an unsecured basis. Disruptions in the credit markets could make it more difficult and more expensive to obtain funding for BRC’s businesses. If BRC’s available funding is limited or BRC is forced to fund BRC’s operations at a higher cost, these conditions may require BRC to curtail BRC’s business activities and increase BRC’s cost of funding, both of which could reduce BRC’s profitability, particularly in BRC’s businesses that involve investing and taking principal positions.

Liquidity, or ready access to funds, is essential to financial services firms, including BRC’s. Failures of financial institutions have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to BRC’s sales and trading business, and perceived liquidity issues may affect the willingness of BRC’s clients and counterparties to engage in sales and trading transactions with BRC. BRC’s liquidity could be impaired due to circumstances that BRC may be unable to control, such as a general market disruption or an operational problem that affects BRC’s sales and trading clients, third parties, or BRC. Further, BRC’s ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

BRC’s clients engaging BRC with respect to M&A often rely on access to the secured and unsecured credit markets to finance their transactions. The lack of available credit and the increased cost of credit could adversely affect the size, volume and timing of BRC’s clients’ merger and acquisition transactions-particularly large transactions-and adversely affect BRC’s investment banking business and revenues.

BRC’s use of artificial intelligence (“AI”) technology and the incorporation of AI technology carry risks and challenges that could adversely affect BRC’s business, financial condition, results of operations, and prospects.

BRC has incorporated and is increasingly incorporating AI capabilities into BRC’s business operations and internal processes to enable BRC’s employees to improve efficiency, scalability, and productivity. The integration of AI presents risks and challenges, including that BRC may be unable to integrate AI technologies when or as BRC expects, that BRC’s clients do not welcome or realize the anticipated benefits of such technologies, that new AI technologies may disrupt BRC’s industry adding market pressure, that BRC’s AI-based solutions or output could produce inaccurate results or have other unintended consequences. Additionally, artificial intelligence algorithms or training methodologies may be flawed, and datasets may contain irrelevant, insufficient or biased information, which can cause errors in outputs. This may give rise to legal liability, damage BRC’s reputation, and materially harm BRC’s business.

While AI technologies may offer significant benefits, they also create risks and challenges. Use of AI tools that introduce bias, errors, hallucinations (false, misleading, or fabricated text purporting to be factual), as well as any failure by BRC’s employees, contractors, or partners to adhere to AI policies BRC develops, or inappropriate use of AI, could result in violations of confidentiality obligations, ethical considerations, laws, or regulations, jeopardize BRC’s intellectual property rights, or expose BRC’s solutions or business systems to defects and malware, any of which could adversely affect BRC’s business, financial condition, results of operations, and prospects.

Risks Relating to BRC’s Legal Liability, Risk Management, Liquidity, Finance and Accounting

BRC’s level of indebtedness, and restrictions under such indebtedness, could adversely affect BRC’s operations and liquidity.

Together with BRC’s subsidiaries, BRC has a significant amount of indebtedness and substantial debt service requirements. As of December 31, 2025, BRC had approximately US$1.4 billion of outstanding indebtedness. On March 30, 2026, BRC completed the full redemption equal to approximately US$96.0 million aggregate principal amount of its 5.50% Senior Notes due 2026. In the next 12 months, in addition to funding BRC’s operations, several debt obligations will be due including approximately US$164.0 million in senior note maturities, a total of US$9.0 million in term loan amortization payments, and approximately US$11.6 million of operating lease obligations. The terms of the instruments governing such indebtedness contain various restrictions and covenants regarding the operation of BRC’s business, including, but not limited to, restrictions on BRC’s ability to merge or consolidate with or into any other entity. BRC may also secure additional debt financing in the future in addition to BRC’s current debt. BRC’s level of indebtedness generally could adversely affect BRC’s operations and liquidity, by, among other things: (i) making it more difficult for BRC to pay or refinance BRC’s debts as they become due during adverse economic and industry conditions because BRC may not have sufficient cash flows to make BRC’s scheduled debt payments; (ii) causing BRC to use a larger portion of BRC’s cash flows to fund interest and principal payments, thereby reducing the availability of cash to fund working capital, capital expenditures and other business activities; (iii) making it more difficult for BRC to take advantage of significant business opportunities, such as acquisition opportunities or other strategic transactions, and to react to changes in market or industry conditions; and (iv) limiting BRC’s ability to borrow additional monies in the future to fund working capital, capital expenditures, acquisitions and other general corporate purposes as and when needed, which could force BRC to suspend, delay or curtail business prospects, strategies or operations.

BRC may not be able to generate sufficient cash flow to pay the interest on BRC’s debt, and future working capital, borrowings or equity financing may not be available to pay, redeem or refinance such debt. If BRC is unable to generate sufficient cash flow to pay the interest on BRC’s debt or redeem such debt when it becomes due, BRC may have to delay or curtail BRC’s operations. If BRC is unable to service BRC’s indebtedness, BRC will be forced to adopt an alternative strategy that may include actions such as reducing capital expenditures, selling assets, restructuring or refinancing BRC’s indebtedness or seeking additional equity capital. These alternative strategies may not be effected on satisfactory terms, if at all, and they may not yield sufficient funds to make required payments on BRC’s indebtedness. During 2024 and 2025, BRC engaged in a number of asset sales the proceeds of which were largely used to repay and/or service BRC’s indebtedness. If, for any reason, BRC is unable to meet BRC’s debt service and repayment obligations, BRC would be in default under the terms of the agreements governing BRC’s debt, which could allow BRC’s creditors at that time to declare certain outstanding indebtedness to be due and payable or exercise other available remedies, which may in turn trigger cross acceleration or cross default rights in other agreements. If that should occur, BRC may not be able to pay all such debt or to borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to BRC.

BRC’s exposure to legal liability is significant, and could lead to substantial damages.

BRC faces significant legal risks in BRC’s businesses. These risks include potential liability under securities laws and regulations in connection with BRC’s capital markets, asset management and other businesses. The volume and amount of damages claimed in litigation, arbitrations, regulatory enforcement actions and other adversarial proceedings against financial services firms have increased in recent years. BRC also is subject to claims from disputes with BRC’s employees and BRC’s former employees under various circumstances. Risks associated with legal liability often are difficult to assess or quantify and their existence and magnitude can remain unknown for significant periods of time, making the amount of legal reserves related to these legal liabilities difficult to determine and subject to future revision. Legal or regulatory matters involving BRC’s directors, officers or employees in their individual capacities also may create exposure for BRC because BRC may be obligated or may choose to indemnify the affected individuals against liabilities and expenses they incur in connection with such matters to the extent permitted under applicable law. In addition, BRC may face the possibility of employee fraud or misconduct. The precautions BRC takes to prevent and detect this activity may not be effective in all cases and there can be no assurance that BRC will be able to deter or prevent fraud or misconduct.

Exposures from and expenses incurred related to any of the foregoing actions or proceedings could have a negative impact on BRC’s results of operations and financial condition. In addition, future results of operations could be adversely affected if reserves relating to these legal liabilities are required to be increased or legal proceedings are resolved in excess of established reserves. See “Risk Factors - Recent events and developments related to BRC’s prior investment in Freedom VCM and BRC’s prior business relationship with Brian Kahn and related to the SEC subpoenas BRC received have had, and may continue to have, adverse effects on BRC’s business, results of operations, reputation, and stock price.” and “Legal Proceedings and Regulatory Actions.”

Recent events and developments related to BRC’s prior investment in Freedom VCM and BRC’s prior business relationship with Brian Kahn and related to the SEC subpoenas BRC received have had, and may continue to have, adverse effects on BRC’s business, results of operations, reputation, and stock price.

On August 21, 2023, BRC completed the FRG take-private transaction. In November 2023, BRC learned from news reports that Mr. Kahn was identified as an unindicted co-conspirator in criminal and civil charges of securities fraud against the executive of an unrelated hedge fund.

While BRC had no involvement with, or knowledge of, any of the alleged misconduct concerning that hedge fund, Mr. Kahn or any of his affiliates (and each of the separate review and investigations undertaken by the Audit Committee of BRC Board confirmed this), as a result of these matters, BRC has experienced, and may likely continue to experience, adverse impacts on BRC’s business, results of operations, reputation, and/or stock price. These adverse impacts have arisen, and may likely continue to arise, out of current and future legal proceedings initiated since the November 2023 news reports, the many continuing unfounded allegations by short sellers and others, the substantial short pressure on the trading price of the BRC Shares (for further information, see “Risk Factors - The price of BRC’s securities may be adversely affected by third parties who raise allegations about BRC.”), and the resulting damage to certain business relationships and employee morale and increased employee attrition, among others.

On July 3, 2024 and November 22, 2024, each of BRC and Bryant Riley received subpoenas from the SEC requesting the production of certain documents and other information primarily related to: (i) BRC’s business dealings with Mr. Kahn; (ii) certain transactions in an unrelated public company’s securities; (iii) the communications and related compliance and other policies and procedures of certain of its regulated subsidiaries; and (iv) certain additional documents and information relating to the Franchise Group. The receipt of subpoenas is not an indication that the SEC or its staff has determined that any violations of law have occurred and both BRC and Mr. Riley are responding to the subpoenas and are fully cooperating with the SEC. On November 10, 2025, news reports and a court filing by the U.S. Attorney’s Office for the District of New Jersey indicated that the U.S. Attorney’s Office has charged Mr. Kahn with securities fraud in connection with his activities as a Prophecy sub-adviser. An initial appearance, bond hearing, and plea agreement hearing was held on December 10, 2025 before the New Jersey District Court at which Mr. Kahn pleaded guilty to one count of conspiracy to commit securities fraud. As a result of these events, BRC has incurred, and will continue to incur, expenses in connection with these matters and any future legal proceedings arising out of these matters, which expenses may be material and, in some cases, are not or will not be covered by insurance.

In addition, on November 3, 2024, FRG, its operating businesses, and certain other affiliates, including Freedom VCM, filed the FRG Chapter 11 Cases under Chapter 11 of the Bankruptcy Code. As a result, on November 4, 2024, BRC concluded that BRC was required to record an additional impairment with respect to the investment in Freedom VCM (the “Freedom VCM Investment”) and the receivable due from Vintage Capital Management, LLC (“Vintage Loan Receivable”). As a result of such additional impairment, BRC has ascribed no value to the Freedom VCM Investment as of December 31, 2024, and a value of US$1.8 million to the Vintage Loan Receivable as of December 31, 2025. For the year ended December 31, 2024, non-cash impairments of the Freedom VCM Investment and the Vintage Loan Receivable were US$221.0 million and US$222.9 million respectively.

Prior to the filing of the FRG Chapter 11 Cases in November 2024, Conn’s Inc. (“Conn’s”) and certain of its subsidiaries filed voluntary petitions for relief (the “Conn’s Chapter 11 Cases”) under chapter 11 of the Bankruptcy Code. FRG, pursuant to a transaction consummated in January 2024, acquired a substantial equity investment in Conn’s, and in December 2023, BRC loaned US$108.0 million to Conn’s subsequently reduced to US$93.0 million due to principal repayments. The fair value of this loan receivable was US$19.1 million at December 31, 2024 given that in July 2024, Conn’s and certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code. During the years ended December 31, 2025 and 2024, BRC recorded unrealized gains (losses) of US$0.8 million and US$(71.7) million, respectively, and additional cash payments of US$19.9 million during the year ended December 31, 2025 with respect to this loan receivable. The fair value of this loan receivable was zero at December 31, 2025.

BRC expects that BRC may be subject to additional lawsuits and other claims related to the FRG Chapter 11 Cases and the Conn’s Chapter 11 Cases. These events and developments have exacerbated, and they and additional similar events and developments including additional litigation and claims will continue to exacerbate, the risk that BRC will continue to: (i) incur expenses in connection with these matters, which expenses may be material and, in some cases, are not or will not be covered by insurance; (ii) harm BRC’s reputation and negatively impact employee morale, retention and hiring; and (iii) lose customers or negatively impact BRC’s ability to attract new customers and increased competition for new clients and business.

BRC may incur losses as a result of ineffective risk management processes and strategies.

BRC seeks to monitor and control BRC’s risk exposure through operational and compliance reporting systems, internal controls, management review processes and other mechanisms. BRC’s investing and trading processes seek to balance BRC’s ability to profit from investment and trading positions with BRC’s exposure to potential losses. While BRC employs limits, hedging transactions, and other risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate economic and financial outcomes or the specifics and timing of such outcomes. Thus, BRC may, in the course of BRC’s investment and trading activities, incur losses, which may be significant.

In addition, BRC is investing BRC’s own capital in BRC’s funds and funds of funds, as well as principal investing activities, and limitations on BRC’s ability to withdraw some or all of BRC’s investments in these funds or liquidate BRC’s investments or positions, whether for legal, reputational, illiquidity or other reasons, may make it more difficult for BRC to control the risk exposures relating to these investments. See “Risk Factors - BRC has identified material weaknesses in BRC’s internal control over financial reporting, and these material weaknesses, or BRC’s failure or inability to remediate them, or BRC’s failure to otherwise design and maintain effective internal control over financial reporting, exposes BRC to additional risks and uncertainties and could result in loss of investor confidence, shareholder litigation or governmental proceedings or investigations, any of which could cause the market value of BRC’s securities to decline or impact BRC’s ability to access the capital markets.”

BRC’s risk management policies and procedures may leave BRC exposed to unidentified or unanticipated risks.

BRC’s risk management strategies and techniques may not be fully effective in mitigating BRC’s risk exposure in all market environments or against all types of risk. BRC seeks to manage, monitor and control BRC’s operational, legal and regulatory risk through operational and compliance reporting systems, internal controls, management review processes and other mechanisms; however, there can be no assurance that BRC’s procedures will be fully effective. Further, BRC’s risk management methods may not effectively predict future risk exposures, which could be significantly greater than the historical measures indicate. In addition, some of BRC’s risk management methods are based on an evaluation of information regarding markets, clients and other matters that are based on assumptions that may no longer be accurate. A failure to adequately manage BRC’s growth, or to effectively manage BRC’s risk, could materially and adversely affect BRC’s business and financial condition.

BRC is exposed to the risk that third parties who owe BRC money, securities or other assets will not perform their obligations. These parties may default on their obligations to BRC due to bankruptcy, lack of liquidity, operational failure, and breach of contract or other reasons. BRC is also subject to the risk that BRC’s rights against third parties may not be enforceable in all circumstances. As an introducing broker, BRC could be held responsible for the defaults or misconduct of BRC’s customers. These may present credit concerns, and default risks may arise from events or circumstances that are difficult to detect, foresee or reasonably guard against. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect BRC. If any of the variety of instruments, processes and strategies BRC utilizes to manage BRC’s exposure to various types of risk are not effective, BRC may incur losses.

BRC’s failure to deal appropriately with conflicts of interest could damage BRC’s reputation and adversely affect BRC’s business.

BRC confronts potential conflicts of interest relating to BRC’s and BRC’s funds’ and clients’ investment and other activities. Certain of BRC’s funds have overlapping investment objectives, including funds which have different fee structures, and potential conflicts may arise with respect to BRC’s decisions regarding how to allocate investment opportunities among itself and those funds. For example, a decision to acquire material non-public information about a company while pursuing an investment opportunity for a particular fund gives rise to a potential conflict of interest when it results in BRC’s having to restrict the ability of BRC or other funds to take any action.

In addition, there may be conflicts of interest regarding investment decisions for funds in which BRC’s officers, directors and employees, who have made and may continue to make significant personal investments in a variety of funds, are personally invested. Similarly, conflicts of interest may exist or develop regarding decisions about the allocation of specific investment opportunities between BRC and the funds.

BRC also has potential conflicts of interest with BRC’s investment banking and institutional clients including situations where BRC’s services to a particular client or BRC’s own proprietary or fund investments or interests conflict or are perceived to conflict with a client. It is possible that potential or perceived conflicts could give rise to investor or client dissatisfaction or litigation or regulatory enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult and BRC’s reputation could be damaged if BRC fails, or appears to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest would have a material adverse effect on BRC’s reputation, which would materially adversely affect BRC’s business in a number of ways, including as a result of redemptions by BRC’s investors from BRC’s hedge funds, an inability to raise additional funds and a reluctance of counterparties to do business with BRC.

Financial services firms have been subject to increased scrutiny over the last several years, increasing the risk of financial liability and reputational harm resulting from adverse regulatory actions.

Firms in the financial services industry have historically been operating in a difficult regulatory environment. The industry has historically experienced increased scrutiny from a variety of regulators, including the SEC, FINRA and state attorneys general. Penalties and fines sought by regulatory authorities have increased substantially over the last several years. This regulatory environment has created uncertainty with respect to a number of transactions that had historically been entered into by financial services firms and that were generally believed to be permissible and appropriate. BRC may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. Each of the regulatory bodies with jurisdiction over BRC has regulatory powers dealing with many aspects of financial services, including, but not limited to, the authority to fine BRC and to grant, cancel, restrict or otherwise impose conditions on the right to carry on particular businesses. For example, a failure to comply with the obligations imposed by the U.S. Exchange Act on broker-dealers and the Investment Advisers Act of 1940 on investment advisers, including record-keeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities, or by the Investment Advisers Act of 1940, could result in investigations, sanctions and reputational damage. BRC also may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities or FINRA or other self-regulatory organizations that supervise the financial markets. Substantial legal liability or significant regulatory action against BRC could have adverse financial effects on BRC or cause reputational harm to BRC, which could harm BRC’s business prospects.

In addition, financial services firms are subject to numerous conflicts of interests or perceived conflicts. BRC has adopted various policies, controls and procedures to address or limit actual or perceived conflicts and regularly reviews and updates its policies, controls and procedures. However, appropriately addressing conflicts of interest is complex and difficult and BRC’s reputation could be damaged if BRC fails, or appears to fail, to appropriately address conflicts of interest. BRC’s policies and procedures to address or limit actual or perceived conflicts may also result in increased costs and additional operational personnel. Failure to adhere to these policies and procedures may result in regulatory sanctions or litigation against BRC.

Asset management businesses have experienced a number of highly publicized regulatory inquiries which have resulted in increased scrutiny within the industry and new rules and regulations for mutual funds, investment advisors and broker-dealers. BRC’s subsidiary, B. Riley Capital Management, LLC, is registered as an investment advisor with the SEC and regulatory scrutiny and rulemaking initiatives may result in an increase in operational and compliance costs or the assessment of significant fines or penalties against BRC’s asset management business, and may otherwise limit BRC’s ability to engage in certain activities. In recent years, BRC has experienced significant pricing pressures on trading margins and commissions in debt and equity trading. In the equity and fixed income markets, regulatory requirements and the increased use of electronic trading and alternative trading systems has resulted in greater price transparency, leading to increased price competition and decreased trading margins. The trend toward using alternative trading systems is continuing to grow, which may result in decreased commission and trading revenue, reduce BRC’s participation in the trading markets and BRC’s ability to access market information, and lead to the creation of new and stronger competitors. In the equity markets, BRC utilizes certain market centers to execute orders on BRC’s behalf in exchange for payment for BRC’s order flow. Market centers are selected based on their ability to provide liquidity, price improvement, and timely execution for client orders. Increased regulatory scrutiny of payment for order flow may result in a decrease in this type of revenue. BRC believes that price competition and pricing pressures will continue as institutional investors continue to reduce the amounts they are willing to pay, including reducing the number of brokerage firms they use, and some of BRC’s competitors seek to obtain market share by reducing fees, commissions or margins.

If BRC cannot meet BRC’s future capital requirements, BRC may be unable to develop and enhance BRC’s services, take advantage of business opportunities and respond to competitive pressures.

BRC may need to raise additional funds in the future to grow BRC’s business internally, invest in new businesses, expand through acquisitions, enhance BRC’s current services or respond to changes in BRC’s target markets. If BRC raises additional capital through the sale of equity or equity derivative securities, the issuance of these securities could result in dilution to BRC’s existing stockholders. If additional funds are raised through the issuance of debt securities, the terms of that debt could impose additional restrictions on BRC’s operations or harm BRC’s financial condition. Additional financing may be unavailable on acceptable terms.

BRC’s ability to use net loss carryovers to reduce BRC’s taxable income may be limited.

BRC may be limited to the amount of net operating loss carryforwards that may be utilized in future taxable years depending on BRC’s actual taxable income. As of December 31, 2025, BRC has recorded a valuation allowance for what it believes that its net operating loss carryforwards that are available to be utilized in future tax periods since it is more likely than not that future taxable earnings will be sufficient to utilize the net operating loss carryforwards before they expire.

Changes in tax laws or regulations, or to interpretations of existing tax laws or regulations, to which BRC is subject could adversely affect BRC’s financial condition and cash flows.

BRC is subject to taxation in the United States and in some foreign jurisdictions. BRC’s financial condition and cash flows are impacted by tax policy implemented at each of the federal, state, local and international levels. BRC cannot predict whether any changes to tax laws or regulations, or to interpretations of existing tax laws or regulations, will be implemented in the future or whether any such changes would have a material adverse effect on BRC’s financial condition and cash flows. However, future changes to tax laws or regulations, or to interpretations of existing tax laws or regulations, could increase BRC’s tax burden or otherwise adversely affect BRC’s financial condition and cash flows.

BRC has identified material weaknesses in BRC’s internal control over financial reporting, and these material weaknesses, or BRC’s failure or inability to remediate them, or BRC’s failure to otherwise design and maintain effective internal control over financial reporting, exposes BRC to additional risks and uncertainties and could result in loss of investor confidence, shareholder litigation or governmental proceedings or investigations, any of which could cause the market value of BRC’s securities to decline or impact BRC’s ability to access the capital markets.

As a public company, BRC is subject to the reporting requirements of the U.S. Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and is required to prepare BRC’s financial statements according to the rules and regulations required by the SEC. In addition, the U.S. Exchange Act requires that BRC files annual, quarterly and current reports. BRC’s failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject BRC to penalties under federal securities laws, expose BRC to lawsuits and restrict BRC’s ability to access financing. In addition, the Sarbanes-Oxley Act requires, among other things, that BRC establishes and maintains effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in BRC’s business, or changes in applicable accounting rules. BRC has identified material weaknesses in BRC’s internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of BRC’s consolidated financial statements will not be prevented or detected on a timely basis.

As a result of these material weaknesses, BRC is subject to additional risks and uncertainties. For example, there can be no assurance that the measures BRC has taken to date and that BRC intends to continue to take will be sufficient to remediate the internal control deficiencies that led to BRC’s material weaknesses, that the material weaknesses will be remediated on a timely basis, or that additional material weaknesses will not be identified in the future. If the steps BRC takes do not remediate the outstanding material weaknesses in a timely manner, there could continue to be a possibility that these control deficiencies or others could result in a material misstatement of BRC’s annual or interim consolidated financial statements. Moreover, remediation efforts place a significant burden on management and add increased pressure to BRC’s financial resources and processes. If BRC is unable to successfully remediate BRC’s existing, or any future, material weaknesses or other deficiencies in BRC’s internal control over financial reporting or disclosure controls and procedures, or BRC’s failure to otherwise design and maintain effective internal control over financial reporting, investors may lose confidence in BRC’s financial reporting and the accuracy and timing of BRC’s financial reporting and disclosures and BRC’s business, reputation, results of operations, financial condition, price of BRC’s securities, and ability to access the capital markets through equity or debt issuances could be adversely affected. In addition, BRC may be subject to governmental investigations and penalties and litigation as a result of these control deficiencies.

BRC may suffer losses if BRC’s reputation is harmed.

BRC’s ability to attract and retain customers and employees may be diminished to the extent BRC’s reputation is damaged. If BRC fails, or is perceived to fail, to address various issues that may give rise to reputational risk, BRC could harm BRC’s business prospects. These issues include, but are not limited to, appropriately dealing with market dynamics, potential conflicts of interest, legal and regulatory requirements, ethical issues, customer privacy, record-keeping, sales and trading practices, and the proper identification of the legal, reputational, credit, liquidity and market risks inherent in BRC’s products and services. Failure to appropriately address these issues could give rise to loss of existing or future business, financial loss, and legal or regulatory liability, including complaints, claims and enforcement proceedings against BRC, which could, in turn, subject BRC to fines, judgments and other penalties. In addition, BRC’s capital markets operations depend to a large extent on BRC’s relationships with BRC’s clients and reputation for integrity and high-calibre professional services to attract and retain clients. As noted above, under “Risk Factors - Recent events and developments related to BRC’s prior investment in Freedom VCM and BRC’s prior business relationship with Brian Kahn and related to the SEC subpoenas BRC received have had, and may continue to have, adverse effects on BRC’s business, results of operations, reputation, and stock price.,” damage to BRC’s reputation from the matters described in that risk factor have led to negative impacts on BRC’s business relationships particularly in BRC’s capital markets segment and could continue to have a negative impact on BRC’s business relationships. As a result, if a client is not satisfied with BRC’s services, it may be more damaging in BRC’s business than in other businesses.

Misconduct by BRC’s employees or by the employees of BRC’s business partners could harm BRC and is difficult to detect and prevent.

There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and BRC runs the risk that employee misconduct could occur at BRC. For example, misconduct could involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter misconduct and the precautions BRC takes to detect and prevent this activity may not be effective in all cases. BRC’s ability to detect and prevent misconduct by entities with which BRC does business may be even more limited. BRC may suffer reputational harm for any misconduct by BRC’s employees or those entities with which BRC does business.

BRC may enter into new lines of business, make strategic investments or acquisitions or enter into joint ventures, each of which may result in additional risks and uncertainties for BRC’s business.

BRC may enter into new lines of business, make future strategic investments or acquisitions and enter into joint ventures. As BRC has in the past, and subject to market conditions, BRC may grow BRC’s business by increasing assets under management in existing investment strategies, pursue new investment strategies, which may be similar or complementary to BRC’s existing strategies or be wholly new initiatives, or enter into strategic relationships, or joint ventures. In addition, opportunities may arise to acquire or invest in other businesses that are related or unrelated to BRC’s current businesses.

To the extent BRC makes strategic investments or acquisitions, enters into strategic relationships or joint ventures or enters into new lines of business, BRC will face numerous risks and uncertainties, including risks associated with the required investment of capital and other resources and with combining or integrating operational and management systems and controls and managing potential conflicts. Entry into certain lines of business may subject BRC to new laws and regulations with which BRC is not familiar, or from which BRC is currently exempt, and may lead to increased litigation and regulatory risk. If a new business generates insufficient revenues, or produces investment losses, or if BRC is unable to efficiently manage BRC’s expanded operations, BRC’s results of operations will be adversely affected, and BRC’s reputation and business may be harmed. In the case of joint ventures, BRC is subject to additional risks and uncertainties in that BRC may be dependent upon, and subject to liability, losses or reputational damage relating to, systems, controls and personnel that are not under BRC’s control.

Risks Relating to Global and Economic Conditions and International Operations

Global economic and political uncertainty could adversely affect BRC’s revenue and results of operations.

As a result of the international nature of BRC’s business, BRC is subject to the risks arising from adverse changes in global economic and political conditions. An unpredictable or volatile political environment in the United States or globally, reductions in government spending, concerns related to the U.S. debt ceiling, the imposition of tariffs and retaliatory responses, and uncertainty about the effects of current and future economic and political conditions, including acts of war, aggression or terrorism, on BRC, BRC’s customers, suppliers and partners, makes it difficult for BRC to forecast operating results and to make decisions about future investments. Deterioration in economic conditions in any of the countries in which BRC does business could result in reductions in sales of BRC’s products and services and could cause slower or impaired collections on accounts receivable, which may adversely impact BRC’s liquidity and financial condition.

As was observed during the COVID-19 pandemic, a significant outbreak of a contagious disease or other severe public health crisis could negatively impact the availability of key personnel necessary to conduct BRC’s business, and the business and operations of BRC’s third-party service providers who perform critical services for BRC’s business. Pandemics, epidemics, future highly infectious or contagious diseases, or other severe public health crisis could cause a material adverse effect on BRC’s business, financial condition, results of operations and cash flow.

BRC’s third-party contract manufacturers are located across several countries in Asia, which could expose BRC to risks associated with doing business in those geographic areas.

All of BRC’s production is performed by third-party contract manufacturers, including original design manufacturers, in Taiwan, China, Thailand, Vietnam, Cambodia, India, South Korea and Philippines.

BRC’s global manufacturing suppliers in Asia and other countries could be adversely affected by changes in the interpretation and enforcement of legal standards, strains on available labor pool, changes in labor costs and other employment dynamics, high turnover among skilled employees, infrastructure issues, import-export issues, cross-border intellectual property and technology restrictions, currency transfer restrictions, natural disasters, regional or global pandemics, conflicts or disagreements between the United States and some other countries, labor unrest, and other trade customs and practices that are dissimilar to those in the United States and Europe.

BRC depends on overseas third-party suppliers for the manufacture of Targus and magicJack products, and BRC’s reputation and results of operations would be harmed if these manufacturers or suppliers fail to meet BRC’s requirements. For Targus, BRC’s sourcing and distribution footprint directly expose BRC to multiple tariff regimes and the impact of global trade wars. As most of BRC’s sourcing activity is focused in Asia, emerging cross-border tensions have added additional risk to BRC and increased the need for supply chain resilience and flexibility.

BRC’s manufacturers supply substantially all of the raw materials and provide all facilities and labor required to manufacture BRC’s products. Within Asia, except for India, the majority of raw materials are from China. If these companies were to terminate their arrangements with BRC or fail to provide the required capacity and quality on a timely basis, either due to actions of the manufacturers; earthquakes, typhoons, tsunamis, fires, floods, or other natural disasters; COVID-19 or other pandemics; wars or armed conflicts; strains on infrastructure; available labor pools or manufacturing capacity; or the actions of their respective governments, BRC would be unable to manufacture BRC’s products until replacement contract manufacturing services could be obtained. To qualify a new contract manufacturer, familiarize it with BRC’s products, quality standards and other requirements, and commence volume production is a costly and time-consuming process.

Lead times for materials, components and products ordered by BRC or by BRC’s contract manufacturers can vary significantly and depend on factors such as contract terms, demand for an input component, and supplier capacity. From time to time, BRC has experienced component shortages and extended lead times on semiconductors and other input products used in BRC’s finished products. Shortages or interruptions in the supply of components or subcontracted products, or BRC’s inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of BRC’s products or increase BRC’s production costs, which could adversely affect BRC’s business and operating results. While BRC works to address and mitigate such risks, BRC is exposed to the risks of supply chain disruption which could negatively impact BRC’s business. Any material interruption in the manufacture of BRC’s products could likely result in delays in shipment, lost sales and revenue, and damage to BRC’s reputation in the market, all of which would harm BRC’s business and results of operations.

Changes in trade policy and regulations in the United States and other countries, including changes in trade agreements and the imposition of tariffs, export controls, sanctions, customs enforcement, retaliatory measures and the resulting consequences, may have adverse impacts on BRC’s business, results of operations, and financial condition.

In recent years, the U.S. government has instituted or proposed changes to international trade policy through the renegotiation, and potential termination, of certain existing bilateral or multilateral trade agreements and treaties with, and the imposition of tariffs on a wide range of products and other goods from China, EMEA, and other countries. Given BRC’s contract manufacturing and logistic providers in those countries, policy or regulations changes in the United States or other countries present particular risks for BRC.

The current administration has imposed, and has indicated it plans to continue to impose, tariffs on various U.S. trading partners, and those trading partners have retaliated or threatened to retaliate with tariffs on U.S. goods. New or increased tariffs, retaliatory tariffs, export controls, sanctions, customs enforcement and resulting trade wars could adversely affect many of BRC’s products. BRC cannot predict future trade policy and regulations in the United States and other countries, the terms of any renegotiated trade agreements or treaties, or tariffs and their impact on BRC’s business. An escalated trade war could have a significant adverse effect on world trade and the world economy. To the extent that trade tariffs and other restrictions imposed by the United States or other countries increase the price of, or limit the amount of, BRC’s products or components or materials used in BRC’s products imported into the United States or other countries, or create adverse tax consequences, the sales, cost, or gross margin of BRC’s products may be adversely affected and the demand from BRC’s customers for products and services may be diminished. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. If BRC deems it necessary to alter all or a portion of BRC’s activities or operations in response to such policies, agreements, or tariffs, BRC’s capital and operating costs may increase.

BRC’s financial performance is subject to risks associated with fluctuations in currency exchange rates.

While the majority of BRC’s business is conducted in U.S. dollars, BRC faces some exposure to movements in currency exchange rates. For manufacturing, BRC’s components are sourced mainly in U.S. dollars.

BRC’s primary exposure to movements in currency exchange rates relates to non-U.S. dollar-denominated sales and operating expenses worldwide. The weakening of currencies relative to the U.S. dollar adversely affects the U.S. dollar value of BRC’s non-U.S. dollar-denominated sales and earnings. If BRC raises international pricing to compensate, it could potentially reduce demand for BRC’s products, adversely affecting BRC’s sales and potentially having an adverse impact on BRC’s market share. Margins on sales of BRC’s products in non-U.S. dollar-denominated countries and on sales of products that include components obtained from suppliers in non-U.S. dollar-denominated countries could be adversely affected by currency exchange rate fluctuations. In some circumstances, for competitive or other reasons, BRC may decide not to raise local prices to fully offset the U.S. dollar’s strengthening, which would adversely affect the U.S. Dollar value of BRC’s non-U.S. dollar-denominated sales and earnings. Competitive conditions in the markets in which BRC operates may also limit BRC’s ability to increase prices in the event of fluctuations in currency exchange rates. Conversely, strengthening of currency rates may also increase BRC’s product component costs and other expenses denominated in those currencies, adversely affecting operating results.

As a result, fluctuations in currency exchange rates could and have in the past adversely affected BRC’s business, operating results and financial condition.

Risks Related to BRC’s Capital Markets Activities

BRC’s corporate finance and strategic advisory engagements are singular in nature and do not generally provide for subsequent engagements.

BRC’s investment banking clients generally retain BRC on a short-term, engagement-by-engagement basis in connection with specific corporate finance, merger and acquisition transactions (often as an advisor in company sale transactions) and other strategic advisory services, rather than on a recurring basis under long-term contracts. As these transactions are typically singular in nature and BRC’s engagements with these clients may not recur, BRC must seek new engagements when BRC’s current engagements are successfully completed or are terminated. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. If BRC is unable to generate a substantial number of new engagements that generate fees from new or existing clients, BRC’s business, results of operations and financial condition could be adversely affected.

BRC’s Capital Markets operations are highly dependent on communications, information and other systems and third parties, and any systems failures could significantly disrupt BRC’s capital markets business.

BRC’s data and transaction processing, custody, financial, accounting and other technology and operating systems are essential to BRC’s capital markets operations. A system malfunction (due to hardware failure, capacity overload, security incident, data corruption, etc.) or mistake made relating to the processing of transactions could result in financial loss, liability to clients, regulatory intervention, reputational damage and constraints on BRC’s ability to grow. BRC outsources a substantial portion of BRC’s critical data processing activities, including trade processing and back office data processing. BRC also contracts with third parties for market data and other services. In the event that any of these service providers fails to adequately perform such services, or the relationship between that service provider and BRC is terminated, BRC may experience a significant disruption in BRC’s operations, including BRC’s ability to timely and accurately process transactions or maintain complete and accurate records of those transactions.

Adapting or developing BRC’s technology systems to meet new regulatory requirements, client needs, expansion and industry demands also is critical for BRC’s business. The introduction of new technologies presents new challenges on a regular basis. BRC has an ongoing need to upgrade and improve BRC’s various technology systems, including BRC’s data and transaction processing, financial, accounting, risk management and trading systems. This need could present operational issues or require significant capital spending. It also may require BRC to make additional investments in technology systems and may require BRC to reevaluate the current value and/or expected useful lives of BRC’s technology systems, which could negatively impact BRC’s results of operations.

Secure processing, storage and transmission of confidential and other information in BRC’s internal and outsourced computer systems and networks also is critically important to BRC’s business. BRC takes protective measures and endeavours to modify them as circumstances warrant. However, BRC’s computer systems and software are subject to unauthorized access, computer viruses or other malicious code, inadvertent, erroneous or intercepted transmission of information (including by e-mail), and other events that have had an information security impact. If one or more of such events occur, this potentially could jeopardize BRC’s or BRC’s clients’ or counterparties’ confidential and other information processed and stored in, and transmitted through, BRC’s computer systems and networks, or otherwise cause interruptions or malfunctions in BRC’s, BRC’s clients’, BRC’s counterparties’ or third parties’ operations. BRC may be required to expend significant additional resources to modify BRC’s protective measures or to investigate and remediate vulnerabilities or other exposures, and BRC may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by BRC.

A disruption in the infrastructure that supports BRC’s business due to fire, natural disaster, health emergency (for example, the COVID-19 pandemic), power or communication failure, act of terrorism or war may affect BRC’s ability to service and interact with BRC’s clients. If BRC is not able to implement contingency plans effectively, any such disruption could harm BRC’s results of operations.

The growth of electronic trading and the introduction of new technology in the markets in which BRC’s market-making business operates may adversely affect this business and may increase competition.

The continued growth of electronic trading and the introduction of new technologies is changing BRC’s market-making business and presenting new challenges. Securities, futures and options transactions are increasingly occurring electronically, through alternative trading systems. BRC expects that the trend toward alternative trading systems will continue to accelerate. This acceleration could further increase program trading, increase the speed of transactions and decrease BRC’s ability to participate in transactions as principal, which would reduce the profitability of BRC’s market-making business. Some of these alternative trading systems compete with BRC’s market-making business and with BRC’s algorithmic trading platform, and BRC may experience continued competitive pressures in these and other areas. Significant resources have been invested in the development of BRC’s electronic trading systems, which includes BRC’s at-the-market business, but there is no assurance that the revenues generated by these systems will yield an adequate return on the investment, particularly given the increased program trading and increased percentage of stocks trading off of the historically manual trading markets.

Pricing and other competitive pressures may impair the revenues of BRC’s sales and trading business.

BRC derives a significant portion of BRC’s revenues for BRC’s investment banking operations from BRC’s sales and trading business. There has been intense price competition and trading volume reduction in this business in recent years. In particular, the ability to execute trades electronically and through alternative trading systems has increased the downward pressure on per share trading commissions and spreads. BRC expects these trends toward alternative trading systems and downward pricing pressure in the business to continue. BRC may experience competitive pressures in these and other areas in the future as some of BRC’s competitors seek to obtain market share by competing on the basis of price or by using their own capital to facilitate client trading activities. In addition, BRC faces pressure from BRC’s larger competitors, many of whom are better able to offer a broader range of complementary products and services to clients in order to win their trading business. These larger competitors may also be better able to respond to changes in the research, brokerage and investment banking industries, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. As BRC is committed to maintaining and improving BRC’s comprehensive research coverage in BRC’s target sectors to support BRC’s sales and trading business, BRC may be required to make substantial investments in BRC’s research capabilities to remain competitive. If BRC is unable to compete effectively in these areas, the revenues of BRC’s sales and trading business may decline, and BRC’s business, results of operations and financial condition may be harmed.

Some of BRC’s large institutional sales and trading clients in terms of brokerage revenues have entered into arrangements with BRC and other investment banking firms under which they separate payments for research products or services from trading commissions for sales and trading services, and pay for research directly in cash, instead of compensating the research providers through trading commissions (referred to as “soft dollar” practices). In addition, BRC has entered into certain commission sharing arrangements in which institutional clients execute trades with a limited number of brokers and instruct those brokers to allocate a portion of the commission directly to BRC or other broker-dealers for research or to an independent research provider. If more of such arrangements are reached between BRC’s clients and BRC, or if similar practices are adopted by more firms in the investment banking industry, BRC expects that would increase the competitive pressures on trading commissions and spreads and reduce the value BRC’s clients place on high quality research. Conversely, if BRC is unable to make similar arrangements with other investment managers that insist on separating trading commissions from research products, volumes and trading commissions in BRC’s sales and trading business also would likely decrease.

Larger and more frequent capital commitments in BRC’s trading and underwriting businesses increase the potential for significant losses.

Certain financial services firms make larger and more frequent commitments of capital in many of their activities. For example, in order to win business, some investment banks increasingly commit to purchase large blocks of stock from publicly traded issuers or significant stockholders, instead of the more traditional marketed underwriting process in which marketing is typically completed before an investment bank commits to purchase securities for resale. BRC has participated in this activity and expects to continue to do so and, as a result, BRC is subject to increased risk. Conversely, if BRC does not have sufficient regulatory capital to so participate, BRC’s business may suffer. Furthermore, BRC may suffer losses as a result of the positions taken in these transactions even when economic and market conditions are generally favorable for others in the industry.

BRC may commit BRC’s own capital as part of BRC’s trading business to facilitate client sales and trading activities. The number and size of these transactions may adversely affect BRC’s results of operations in a given period. BRC may also incur significant losses from BRC’s sales and trading activities due to market fluctuations and volatility in BRC’s results of operations. To the extent that BRC owns assets, i.e., has long positions, in any of those markets, a downturn in the value of those assets or in those markets could result in losses. Conversely, to the extent that BRC has sold assets BRC does not own, i.e., has short positions, in any of those markets, an upturn in those markets could expose BRC to potentially large losses as BRC attempts to cover BRC’s short positions by acquiring assets in a rising market.

BRC’s underwriting and market making activities may increase BRC’s liability.

BRC may incur losses and be subject to reputational harm to the extent that, for any reason, BRC is unable to sell securities BRC purchased as an underwriter at the anticipated price levels. As an underwriter, BRC also is subject to heightened standards regarding liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings BRC underwrites. Further, even though underwriting agreements with issuing companies typically include a right to indemnification in favor of the underwriter for these offerings to cover potential liability from any material misstatements or omissions, indemnification may be unavailable or insufficient in certain circumstances, for example if the issuing company has become insolvent. As a market maker, BRC may own large positions in specific securities, and these undiversified holdings concentrate the risk of market fluctuations and may result in greater losses than would be the case if BRC’s holdings were more diversified.

BRC is subject to net capital and other regulatory capital requirements; failure to comply with these rules would significantly harm BRC’s business.

BRC’s broker-dealer subsidiaries are subject to the net capital requirements of the SEC, FINRA, and various self-regulatory organizations of which they are members. These requirements typically specify the minimum level of net capital a broker-dealer must maintain and also mandate that a significant part of its assets be kept in relatively liquid form. Failure to maintain the required net capital may subject a firm to limitation of its activities, including suspension or revocation of its registration by the SEC and suspension or expulsion by FINRA and other regulatory bodies, and ultimately may require its liquidation. Failure to comply with the net capital rules could have material and adverse consequences, such as:

•	limiting BRC’s operations that require intensive use of capital, such as underwriting or trading activities; or

•	restricting BRC from withdrawing capital from BRC’s subsidiaries when BRC’s broker-dealer subsidiaries have more than the minimum amount of required capital. This, in turn, could limit BRC’s ability to implement BRC’s business and growth strategies, pay interest on and repay the principal of BRC’s debt and/or repurchase BRC’s shares.

In addition, a change in the net capital rules or the imposition of new rules affecting the scope, coverage, calculation, or amount of net capital requirements, or a significant operating loss or any large charge against net capital, could have similar adverse effects.

Furthermore, BRC’s broker-dealer subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from them to BRC Group Holdings, Inc. As a holding company, BRC Group Holdings, Inc. depends on dividends, distributions and other payments from its subsidiaries to fund dividend payments, if any, and to fund all payments on its obligations, including debt obligations. As a result, regulatory actions could impede access to funds that BRC Group Holdings, Inc. needs to make payments on obligations, including debt obligations, or dividend payments. In addition, because BRC Group Holdings, Inc. holds equity interests in the firm’s subsidiaries, its rights as an equity holder to the assets of these subsidiaries may not materialize, if at all, until the claims of the creditors of these subsidiaries are first satisfied.

Risks Related to BRC’s Investment Activities

BRC has made and may make investments in relatively high-risk, illiquid assets that often have significantly leveraged capital structures, and BRC may fail to realize any profits from these activities for a considerable period of time or lose some or all of the principal amount BRC invests in these activities.

From time to time, BRC uses BRC’s capital, including on a leveraged basis, in proprietary investments in both private company and public company securities that may be illiquid and volatile. The equity securities of a privately-held entity in which BRC makes a proprietary investment are likely to be restricted as to resale and are otherwise typically highly illiquid. In the case of fund or similar investments, BRC’s investments may be illiquid until such investment vehicles are liquidated. BRC expects that there will be restrictions on BRC’s ability to resell the securities that BRC acquires for a period of up to one year after BRC acquires those securities. Thereafter, a public market sale may be subject to volume limitations or dependent upon securing a registration statement for an initial and potentially secondary public offering of the securities. BRC may make investments that are significant relative to the overall capitalization of the investee company and resales of significant amounts of these securities might be subject to significant limitations and adversely affect the market and the sales price for the securities in which BRC invests. In addition, BRC’s investments may involve entities or businesses with capital structures that have significant leverage. The large amount of borrowing in the leveraged capital structure increases the risk of losses due to factors such as rising inflation, interest rates, downturns in the economy or deteriorations in the condition of the investment or its industry. In the event of defaults under borrowings, the assets being financed would be at risk of foreclosure, and BRC could lose BRC’s entire investment.

Even if BRC makes an appropriate investment decision based on the intrinsic value of an enterprise, there can be no assurance that general market conditions will not cause the market value of BRC’s investments to decline. For example, a further increase in inflation, interest rates, a general decline in the stock markets, such as the recent declines in the stock markets due to the anticipated rising interest rate environment, or other market and industry conditions adverse to companies of the type in which BRC invests and intends to invest could result in a decline in the value of BRC’s investments or a total loss of BRC’s investment. Also, BRC may have to hold these investments for a longer period of time than originally planned at the time of investment. This may result in further declines in value or a total loss of BRC’s investment.

In addition, some of these investments are, or may in the future be, in industries or sectors which are unstable, in distress or undergoing some uncertainty. Further, the companies in which BRC invests may rely on new or developing technologies or novel business models, or concentrate on markets which are or may be disproportionately impacted by pressures in the financial services and/or mortgage and real estate sectors, have not yet developed and which may never develop sufficiently to support successful operations, or their existing business operations may deteriorate or may not expand or perform as projected. Such investments may be subject to rapid changes in value caused by sudden company-specific or industry-wide developments. Contributing capital to these investments is risky, and BRC may lose some or all of the principal amount of BRC’s investments. There are no regularly quoted market prices for a number of the investments that BRC makes. The value of BRC’s investments is determined using fair value methodologies described in valuation policies, which may consider, among other things, the nature of the investment, the expected cash flows from the investment, bid or ask prices provided by third parties for the investment and the trading price of recent sales of securities (in the case of publicly-traded securities), restrictions on transfer and other recognized valuation methodologies. The methodologies BRC uses in valuing individual investments are based on estimates and assumptions specific to the particular investments. Therefore, the value of BRC’s investments does not necessarily reflect the prices that would actually be obtained by BRC when such investments are sold. Realizations, if any, at values significantly lower than the values at which investments have been reflected on BRC’s balance sheet would result in losses of potential incentive income.

BRC is exposed to credit risk from a variety of BRC’s activities, including loans, lines of credit, guarantees and backstop commitments, and BRC may not be able to fully realize the value of the collateral securing certain of BRC’s loans.

BRC is generally exposed to the risk that third parties that owe BRC money, securities or other assets will fail to meet their obligations to BRC due to numerous causes, including bankruptcy, lack of liquidity, or operational failure, among others. Additionally, when BRC guarantees or backstops the obligations of third parties, BRC is exposed to the risk that BRC’s guarantee or backstop may be called by the holder following a default by the primary obligor, which could cause BRC to incur significant losses, and, when BRC’s obligations are secured, expose BRC to the risk that the holder may seek to foreclose on collateral pledged by BRC.

BRC incurs credit risk through loans, lines of credit, guarantees and backstop commitments issued to or on behalf of businesses and individuals, and other loans collateralized by a variety of assets, including securities. BRC has experienced credit losses and bears increased credit risk because BRC has made loans and commitments to borrowers or issuers engaged in emerging businesses or who lack access to conventional financing who, as a group, may be uniquely or disproportionately affected by economic or market conditions. For example, BRC has made loans to borrowers in the cryptocurrency industry and has incurred losses as cryptocurrency prices have declined and participants in the cryptocurrency industry have experienced liquidity issues and BRC expects to incur further losses in the event that the cryptocurrency market experiences further volatility or liquidity issues or further declines or fails to recover. BRC’s credit risk and credit losses can further increase if BRC’s loans or investments are concentrated among borrowers or issuers engaged in the same or similar activities, industries, or geographies. The deterioration of an individually large exposure, for example due to natural disasters, health emergencies or pandemics (like the COVID-19 pandemic), acts of terrorism or war, severe weather events or other adverse economic events, could lead to additional loan loss provisions and/or charges-offs, or credit impairment of BRC’s investments, and subsequently have a material impact on BRC’s net income and regulatory capital.

The amount and duration of BRC’s credit exposures have been increasing over the past year, as have the breadth and size of the entities to which BRC has credit exposures.

BRC permits BRC’s clients to purchase securities on margin. During periods of steep declines in securities prices, the value of the collateral securing client margin loans may fall below the amount of the purchaser’s indebtedness. If clients are unable to provide additional collateral for these margin loans, BRC may incur losses on those margin transactions. This may cause BRC to incur additional expenses defending or pursuing claims or litigation related to counterparty or client defaults.

Although a substantial amount of BRC’s loans to counterparties are protected by holding security interests in the assets or equity interests of the borrower, BRC may not be able to fully realize the value of the collateral securing BRC’s loans due to one or more of the following factors:

•	BRC’s loans may be unsecured, therefore BRC’s liens on the collateral, if any, are subordinated to those of the senior secured debt of the borrower, if any. As a result, BRC may not be able to control remedies with respect to the collateral.

•	The collateral may not be valuable enough to satisfy all of the obligations under BRC’s secured loan, particularly after giving effect to the repayment of secured debt of the borrower that ranks senior to BRC’s loan.

•	Bankruptcy laws may limit BRC’s ability to realize value from the collateral and may delay the realization process.

•	BRC’s rights in the collateral may be adversely affected by the failure to perfect security interests in the collateral.

•	The need to obtain regulatory and contractual consents could impair or impede how effectively the collateral would be liquidated and could affect the value received.

•	Some or all of the collateral may be illiquid and may have no readily ascertainable market value. The liquidity and value of the collateral could be impaired as a result of changing economic conditions, competition, and other factors, including the availability of suitable buyers.

For example, in December 2023, BRC loaned US$108.0 million to Conn’s which loan amount was subsequently reduced to US$93.0 million due to principal repayments. The fair value of this loan receivable was US$19.1 million at December 31, 2024 given that in July 2024, Conn’s and certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code. During the years ended December 31, 2025 and 2024, BRC recorded unrealized gains (losses) of US$0.8 million and US$(71.7) million, respectively, and additional cash payments of US$19.9 million during the year ended December 31, 2025 with respect to this loan receivable. The fair value of this loan receivable was zero at December 31, 2025.

In addition, on November 3, 2024, FRG, its operating businesses, and certain other affiliates, including Freedom VCM, filed the FRG Chapter 11 Cases under chapter 11 of the Bankruptcy Code. As a result, on November 4, 2024, BRC concluded that BRC was required to record an additional impairment with respect to the Freedom VCM Investment and the Vintage Loan Receivable. As a result of such additional impairment, BRC has ascribed no value to the Freedom VCM Investment as of December 31, 2024 and a value of US$1.8 million to the Vintage Loan Receivable as of December 31, 2025. For the year ended December 31, 2024, non-cash impairments of the Freedom VCM Investment and the Vintage Loan Receivable were US$221.0 million and US$222.9 million, respectively.

BRC has had and may experience write downs of BRC’s investments and other losses related to the valuation of BRC’s investments and volatile and illiquid market conditions.

In BRC’s proprietary investment activities, BRC’s concentrated holdings, illiquidity and market volatility may make it difficult to value certain of BRC’s investment securities and/or to exit such investments. BRC has experienced, and may continue to experience in light of factors then prevailing, such as rising interest rates, general economic and market conditions, stock market volatility or changes in the financial condition of the applicable issuer, significant downward adjustments in subsequent valuations of securities on BRC’s balance sheet. In addition, at the time of any sales and settlements of these securities, the price BRC ultimately realizes will depend on the demand and liquidity in the market at that time and may be materially lower than their current fair value. Any of these factors could require BRC to take write downs in the value of BRC’s investment and securities portfolio, which may have an adverse effect on BRC’s results of operations in future periods.

Changes to consumer protection laws or changes in their interpretation may impede collection efforts or otherwise adversely impact BRC or the originator of BRC’s receivables.

Federal and state consumer protection laws regulate the creation and enforcement of consumer receivables and other loans. Many of these laws (and the related regulations) are focused on non-prime lenders and are intended to prohibit or curtail industry-standard practices as well as non-standard practices. For instance, Congress enacted legislation that regulates loans to military personnel through imposing interest rate and other limitations and requiring new disclosures, all as regulated by the Department of Defense. Similarly, in 2009, Congress enacted legislation that required changes to a variety of marketing, billing, and collection practices, and the Federal Reserve adopted significant changes to a number of practices through its issuance of regulations. Badcock originated the transactions that underlie BRC’s receivables investments and any others BRC may make. Furthermore, BRC relies on Badcock to service BRC’s receivables portfolio. BRC depends on Badcock to comply with all applicable laws and regulations applicable to BRC’s receivables portfolio, and for Badcock to adapt to changing laws and regulations. Furthermore, if Badcock becomes unable or unwilling to continue to service BRC’s receivables portfolio, BRC will likely need to engage another third party to provide such services, which could cause BRC to incur unanticipated costs. Changes in the consumer protection laws could result in the following:

•	receivables not originated in compliance with law (or revised interpretations) could become unenforceable and uncollectible under their terms against the obligors;

•	the servicer may be required to credit or refund previously collected amounts, resulting in a reduction in amounts paid to BRC;

•	certain fees and finance charges could be limited, prohibited, or restricted, reducing the profitability of certain investments in receivables;

•	certain collection methods could be prohibited, forcing the parties that service BRC’s receivables portfolio to revise their practices or adopt more costly or less effective practices;

•	limitations on the servicer’s ability to recover on charged-off receivables regardless of any act or omission on their or BRC’s part;

•	some credit products and services could be banned in certain states or at the federal level;

•	federal or state bankruptcy or debtor relief laws could offer additional protections to consumers seeking bankruptcy protection, providing a court greater leeway to reduce or discharge amounts owed; and

•	a reduction in BRC’s ability or willingness to invest in receivables arising under loans to certain consumers, such as military personnel.

Risks Related to BRC’s Wealth Management Business

Poor investment performance may decrease assets under management and reduce revenues from and the profitability of BRC’s asset management business.

Revenues from BRC’s asset management business are primarily derived from asset management fees. Asset management fees are generally comprised of management and incentive fees. Management fees are typically based on assets under management, and incentive fees are earned on a quarterly or annual basis only if the return on BRC’s managed accounts exceeds a certain threshold return, or “highwater mark,” for each investor. BRC will not earn incentive fee income during a particular period, even when a fund had positive returns in that period, if BRC does not generate cumulative performance that surpasses a highwater mark. If a fund experiences losses, BRC will not earn incentive fees with regard to investors in that fund until its returns exceed the relevant highwater mark.

In addition, investment performance is one of the most important factors in retaining existing investors and competing for new asset management business. Investment performance may be poor as a result of the current or future difficult market or economic conditions, including changes in interest rates or inflation, acts of war, aggression or terrorism, widespread outbreaks of disease, such as the COVID-19 pandemic or similar pandemics, or political uncertainty, BRC’s investment style, the particular investments that BRC makes, and other factors. Poor investment performance may result in a decline in BRC’s revenues and income by causing (i) the net asset value of the assets under BRC’s management to decrease, which would result in lower management fees to BRC, (ii) lower investment returns, resulting in a reduction of incentive fee income to BRC, and (iii) investor redemptions, which would result in lower fees to BRC because BRC would have fewer assets under management.

To the extent BRC’s future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of BRC’s asset management business will likely be reduced and BRC’s ability to grow existing funds and raise new funds in the future will likely be impaired.

The historical returns of BRC’s funds may not be indicative of the future results of BRC’s funds.

The historical returns of BRC’s funds should not be considered indicative of the future results that should be expected from such funds or from any future funds BRC may raise. BRC’s rates of returns reflect unrealized gains, as of the applicable measurement date, which may never be realized due to changes in market and other conditions not in BRC’s control that may adversely affect the ultimate value realized from the investments in a fund. The returns of BRC’s funds may have also benefited from investment opportunities and general market conditions that may not repeat themselves, and there can be no assurance that BRC’s current or future funds will be able to avail themselves of profitable investment opportunities. Furthermore, the historical and potential future returns of the funds BRC manages also may not necessarily bear any relationship to potential returns on the BRC Shares.

BRC is subject to risks in using custodians.

BRC’s asset management subsidiary and its managed funds depend on the services of custodians to settle and report securities transactions. In the event of the insolvency of a custodian, BRC’s funds might not be able to recover equivalent assets in whole or in part as they will rank among the custodian’s unsecured creditors in relation to assets which the custodian borrows, lends or otherwise uses. In addition, cash held by BRC’s funds with the custodian will not be segregated from the custodian’s own cash, and the funds will therefore rank as unsecured creditors in relation thereto.

BRC manages debt investments that involve significant risks.

BRC has and may invest in secured and unsecured debt issued by companies that have or may incur additional debt that is senior to such debt. In the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of any such borrower, the owners of senior secured debt (i.e., the owners of first priority liens) generally will be entitled to receive proceeds from any realization of the secured collateral until they have been reimbursed. At such time, the owners of junior secured debt (including, in certain circumstances, BRC or an affiliate) will be entitled to receive proceeds from the realization of the collateral securing such debt. There can be no assurances that the proceeds, if any, from the sale of such collateral would be sufficient to satisfy the loan obligations secured by subordinate debt instruments. To the extent that BRC or an affiliate owns secured debt that is junior to other secured debt, BRC or such affiliate may lose the value of its entire investment in such debt.

In addition, BRC may invest in loans that are secured by a second lien on assets. Second lien loans have been a developed market for a relatively short period of time, and there is limited historical data on the performance of second lien loans in adverse economic circumstances. In addition, second lien loan products are subject to intercreditor arrangements with the holders of first lien indebtedness, pursuant to which the second lien holders have waived many of the rights of a secured creditor, and some rights of unsecured creditors, including rights in bankruptcy, which can materially affect recoveries. While there is broad market acceptance of some second lien intercreditor terms, no clear market standard has developed for certain other material intercreditor terms for second lien loan products. This variation in key intercreditor terms may result in dissimilar recoveries across otherwise similarly situated second lien loans in insolvency or distressed situations. While uncertainty of recovery in an insolvency or distressed situation is inherent in all debt instruments, second lien loan products carry more risks than certain other debt products.

Risks Related to BRC’s Communication Related Businesses (Lingo, magicJack, Marconi Wireless and/or UOL)

BRC’s marketing and customer retention efforts for BRC’s Lingo, magicJack and Marconi Wireless businesses may not be successful, or may become more expensive, either of which could increase BRC’s costs and adversely impact BRC’s business, financial condition, results of operations, and cash flows.

BRC relies on relationships with a wide variety of third parties, including Internet search providers such as Google, social networking platforms such as Facebook, Internet advertising networks, co-registration partners, retailers, distributors, television advertising agencies, direct marketers and channel partners, to source new customers and to promote or distribute BRC’s services and products for BRC’s Lingo, magicJack and Marconi Wireless businesses. In addition, in connection with the launch of new services or products for these communication businesses, BRC may spend a significant amount of resources on marketing or upfront commissions to channel partners. With any of BRC’s brands, services, and products, if BRC’s marketing activities are inefficient or unsuccessful, if important third-party relationships or marketing strategies, such as Internet search engine marketing and search engine optimization, become more expensive or unavailable, or are suspended, modified, or terminated, for any reason, if there is an increase in the proportion of consumers visiting BRC’s websites or purchasing BRC’s services and products by way of marketing channels with higher marketing costs as compared to channels that have lower or no associated marketing costs, or if BRC’s marketing efforts do not result in BRC’s services and products being prominently ranked in Internet search listings, or BRC’s partner commissions continue to increase, BRC’s business, financial condition, results of operations, and cash flows could be materially and adversely impacted.

Government regulations could adversely affect BRC’s communication-related businesses (Lingo, magicJack, Marconi Wireless and UOL) or force BRC to change BRC’s business practices.

The services BRC provides are subject to varying degrees of international, federal, state and local laws and regulation, including, without limitation, those relating to taxation, bulk email or “spam,” advertising (including, without limitation, targeted or behavioral advertising), user privacy, robocalling, Caller ID spoofing, and data protection, consumer protection, antitrust, export, and unclaimed property. Compliance with such laws and regulations, which in many instances are unclear or unsettled, is complex. New laws and regulations, such as those being considered or recently enacted by certain states, the federal government, or international authorities related to automatic-renewal practices, spam, robocalling, spoofing, user privacy, targeted or behavioral advertising, and taxation/surcharges, could impact BRC’s revenues or certain of BRC’s business practices or those of BRC’s advertisers. Moreover, distribution partners or customers may require BRC, or BRC may otherwise deem it necessary or advisable, to alter BRC’s products to address actual or anticipated changes in the regulatory environment. BRC’s inability to alter BRC’s products to address these requirements and any regulatory changes could have a material adverse effect on BRC’s business, financial condition, and operating results.

The current regulatory environment for broadband telephone services is developing and therefore uncertain. The United States and other countries have begun to assert regulatory authority over broadband telephone service and are continuing to evaluate how broadband telephone service will be regulated in the future. Both the application of existing rules to BRC and BRC’s competitors and the effects of future regulatory developments are uncertain. Future legislative, judicial or other regulatory actions could have a negative effect on BRC’s business, which may involve significant compliance costs and require that BRC restructure BRC’s service offerings, exit certain markets, or increase BRC’s prices to recover BRC’s regulatory costs, any of which could cause BRC’s services to be less attractive to customers.

Regulatory and governmental agencies may determine that BRC should be subject to rules applicable to certain broadband telephone service providers or seek to impose new or increased fees, taxes, and administrative burdens on broadband telephone service providers. BRC also may change BRC’s product and service offerings in a manner that subjects BRC to greater regulation and taxation. BRC faces, and may continue to face, difficulty collecting such charges from BRC’s customers and/or carriers, and collecting such charges may cause BRC to incur legal fees. BRC may be unsuccessful in collecting all of the regulatory fees and/or surcharges owed to BRC. The imposition of any such additional regulatory fees, surcharges, taxes and regulations on VoIP and cloud communications services could materially increase BRC’s costs and may limit or eliminate BRC’s competitive pricing advantages.

In the case of BRC’s magicJack business, BRC offers BRC’s magicJack products and services in other countries, and therefore could also be subject to regulatory risks in each such foreign jurisdiction, including the risk that regulations in some jurisdictions will prohibit BRC from providing BRC’s services cost-effectively, or at all, which could limit BRC’s growth. Currently, there are several countries where regulations prohibit BRC from offering service. In addition, because customers can use BRC’s services almost anywhere that a broadband Internet connection is available, including countries where providing broadband telephone service is illegal, the governments of those countries may attempt to assert jurisdiction over BRC. Violations of these laws and regulations could result in fines, criminal sanctions against BRC, BRC’s officers or BRC’s employees, and prohibitions on the conduct of BRC’s business. Any such violations could include prohibitions on BRC’s ability to offer BRC’s products and services in one or more countries, could delay or prevent potential acquisitions, expose BRC to significant liability and regulation and could also materially damage BRC’s reputation, BRC’s brand, BRC’s international expansion efforts, BRC’s ability to attract and retain employees, BRC’s business and BRC’s operating results. BRC’s success depends, in part, on BRC’s ability to anticipate these risks and manage these difficulties.

In the case of UOL, Broadband Internet access is currently classified by the FCC as an “information service.” While this classification means that broadband Internet access services are not subject to Universal Service Fund (“USF”) contributions, Congress or the FCC may expand the USF contribution obligations to include broadband Internet access services. If broadband Internet access providers become subject to USF contribution obligations, it would likely raise the effective cost of BRC’s services to customers, which could adversely affect customer satisfaction and have an adverse impact on the revenues and profitability of BRC’s UOL business.

BRC is faced, and may continue to face, difficulty collecting regulatory fees and surcharges from BRC’s customers and/or carriers and collecting such charges may cause BRC to incur legal fees. BRC may be unsuccessful in collecting all the regulatory fees or surcharges owed to BRC. The imposition of any such additional regulatory fees, surcharges, taxes and regulations on BRC’s services could materially increase BRC’s costs and may limit or eliminate BRC’s competitive pricing advantages.

Failure to remit regulatory fees, surcharges and taxes mandated by federal and state regulations; failure to maintain proper state tariffs and certifications; failure to comply with federal, state or local laws and regulations; failure to obtain and maintain required licenses, franchises and permits; imposition of burdensome license, franchise or permit requirements for BRC to operate in public rights-of-way; and imposition of new burdensome or adverse regulatory requirements could limit the types of services BRC provides or the terms on which BRC provides these services.

BRC cannot predict the outcome of any ongoing legislative initiatives or administrative or judicial proceedings or their potential impact upon the communications and information technology industries generally or upon BRC’s communication-related businesses specifically. Any changes in the laws and regulations applicable to BRC’s communication-related businesses, the enactment of any additional laws or regulations, or the failure to comply with, or increased enforcement activity by regulators of, such laws and regulations, could significantly impact BRC’s services and products, BRC’s costs, or the manner in which BRC or BRC’s advertisers or partners conduct business, all of which could adversely impact BRC’s business, financial condition, results of operations, and cash flows and cause BRC’s business to suffer.

The FCC and some state PUCs require BRC to obtain prior approval of certain major merger and acquisition transactions, such as the acquisition of control of another telecommunications carrier. Delays in obtaining such approvals could affect BRC’s ability to close proposed transactions in a timely manner and could increase BRC’s costs and increase the risk of non-consummation of some transactions.

Increases in credit card processing fees and high chargeback costs would increase BRC’s operating expenses and adversely affect BRC’s results of operations, and an adverse change in, or the termination of, BRC’s relationship with any major credit card company would have a severe, negative impact on BRC’s communication-related businesses (Lingo, magicJack, Marconi Wireless and UOL).

A significant number of BRC’s customers purchase BRC’s products and services through BRC’s websites and pay for BRC’s communications products and services using credit or debit cards. The major credit card companies, or the issuing banks, may increase the fees that they charge for transactions using their cards. An increase in those fees would require BRC to either increase the prices BRC charges for BRC’s products, or suffer a negative impact on BRC’s profitability, either of which could adversely affect BRC’s business, financial condition and results of operations.

BRC has potential liability for chargebacks associated with the transactions BRC processes, or that are processed on BRC’s behalf by merchants selling BRC’s services and/or products. If a customer returns his or her products at any time, or claims that BRC’s product was purchased fraudulently, the returned product is “charged back” in the case of magicJack, to magicJack or its bank, as applicable. If BRC or BRC’s sponsoring banks are unable to collect the chargeback from the merchant’s account, or, if the merchant refuses or is financially unable, due to bankruptcy or other reasons, to reimburse the merchant’s bank for the chargeback, BRC bears the loss for the amount of the refund paid.

BRC is vulnerable to credit card fraud, as BRC sells communications products and services directly to customers through BRC’s website. Card fraud occurs when a customer uses a stolen card (or a stolen card number in a card-not-present-transaction) to purchase merchandise or services. In a traditional card-present transaction, if the merchant swipes the card, receives authorization for the transaction from the card issuing bank and verifies the signature on the back of the card against the paper receipt signed by the customer, the card issuing bank remains liable for any loss. In a fraudulent card-not-present transaction, even if the merchant or BRC receives authorization for the transaction, BRC or the merchant are liable for any loss arising from the transaction. Because sales made directly from BRC’s websites are card-not-present transactions, BRC is more vulnerable to customer fraud. BRC is also subject to acts of consumer fraud by customers that purchase BRC’s products and services and subsequently claim that such purchases were not made.

In addition, as a result of high chargeback rates or other reasons beyond BRC’s control, the credit card companies or issuing bank may terminate their relationship with BRC, and there are no assurances that it will be able to enter into a new credit card processing agreement on similar terms, if at all. Upon a termination, if BRC’s credit card processor does not assist it in transitioning its business to another credit card processor, or if BRC was not able to obtain a new credit card processor, the negative impact on the liquidity of BRC’s communication-related businesses likely would be significant. The credit card processor may also prohibit BRC from billing discounts annually or for any other reason. Any increases in the credit card fees paid by BRC’s communication-related businesses could adversely affect BRC’s results of operations, particularly if BRC elects not to raise BRC’s service rates to offset the increase. The termination of BRC’s ability to process payments on any major credit or debit card, due to high chargebacks or otherwise, would significantly impair BRC’s ability to operate BRC’s business.

For BRC’s Lingo, magicJack and UOL businesses, flaws in BRC’s technology and systems could cause delays or interruptions of service, damage BRC’s reputation, cause BRC to lose customers and limit BRC’s growth.

Services of BRC’s Lingo, magicJack and UOL businesses could be disrupted by problems with BRC’s technology and systems, such as malfunctions in BRC’s software or other facilities and overloading of BRC’s servers. BRC’s customers in these businesses could experience interruptions in the future as a result of these types of problems. Interruptions could in the future cause BRC to lose customers, which could adversely affect BRC’s revenue and profitability in these businesses. In addition, because many of BRC’s systems and BRC’s customers’ ability to use BRC’s services are Internet-dependent, BRC’s services may be subject to “hacker attacks” from the Internet, which could have a significant impact on BRC’s systems and services, as well as BRC’s underlying providers’ systems and network. If service interruptions adversely affect the perceived reliability of BRC’s service, it may have difficulty attracting and retaining customers and BRC’s brand reputation and growth may suffer.

BRC’s Lingo, Marconi Wireless and UOL businesses are dependent on the availability of telecommunications services and compatibility with third-party systems and products.

BRC’s Lingo, Marconi Wireless and UOL businesses substantially depend on the availability, capacity, affordability, reliability, and security of telecommunications networks operated by third parties. Only a limited number of telecommunications providers offer the network and data services BRC currently requires for BRC’s services, and BRC purchases most of BRC’s telecommunications services from a few providers. Some of BRC’s telecommunications services are provided pursuant to short-term agreements that the providers can terminate or elect not to renew. In addition, some telecommunications providers may cease to offer network services for certain less populated areas, such as POTs, which would reduce the number of providers from which BRC may purchase services, and may entirely eliminate BRC’s ability to purchase services for certain areas.

Lingo’s POTs services rely primarily on four major ILECs nationwide for these legacy services and, as copper lines and other infrastructure issues arise, the ILECs move forward with their intention to decommission the networks, subject in most cases to long lead times prior to any decommission. Upon decommission, Lingo works to convert its POTs customers to POTs alternative products and this conversion is typically successful. There is no guarantee these legacy networks will continue to be available nationwide, and BRC cannot predict with certainty BRC’s ability to convert all POTs customer to POTs alternative products. Any substantial impact on BRC’s ability to convert these customers to new products could negatively impact BRC’s revenue.

Currently, consistent with mobile practice, the mobile network service of BRC’s Marconi Wireless business is purposely entirely dependent upon services acquired from one service provider. If such provider did not provide adequate notice in the event of a termination, BRC may experience a delay in obtaining a new agreement with a different telecommunications provider on acceptable terms, or if the provider abruptly discontinues its services, BRC’s business, financial condition, results of operations, and cash flows could be materially and adversely affected.

BRC’s dial-up Internet access services of BRC’s UOL business also rely on their compatibility with other third-party systems, products and features, including operating systems. Incompatibility with third-party systems and products could adversely affect BRC’s ability to deliver BRC’s services or a user’s ability to access BRC’s services and could also adversely impact the distribution channels for BRC’s services. BRC’s dial-up Internet access services are dependent on dial-up modems and an increasing number of computer manufacturers, including certain manufacturers with whom BRC has distribution relationships, do not pre-load their new computers with dial-up modems, requiring the user to separately acquire a modem to access BRC’s services. There can be no assurance that, as the dial-up Internet access market declines and new technologies emerge, BRC will be able to continue to effectively distribute and deliver BRC’s services.

Risks Related to Lingo Business

Plain Old Telephone (POTs) services have been decommissioned in several rural areas, and this legacy technology may no longer be available in most major urban areas in the next five years, impacting BRC’s ability to service BRC’s residential and business customers.

In addition to providing cloud/unified communications, the Lingo carriers are national Competitive Local Exchange Carriers (“CLECs”), and a significant portion of revenues consists of reselling POTs copper lines to its customers. Over the last several years, the Incumbent Local Exchange Carriers (“ILECs”), whose POTs services Lingo resells, have been decommissioning POTs lines in rural areas, and have increasingly provided notice that it will no longer take POTs orders in several other wire centers, which impacts Lingo’s ability to service its large enterprise POTs lines customers. Additionally, the ILECs have indicated they could potentially discontinue offering POTs services in the next five years and have recently filed applications with the FCC and state Public Utilities Commissions (“PUCs”) to discontinue its requirements to offer legacy POTs services. The pricing for POTs services has also seen dramatic increases year over year, and this may impact Lingo’s ability to bring on new POTs customers. This has also led to a higher-than-expected level of churn, and with the added difficulty in adding new POTs customers, could adversely affect Lingo’s business, financial condition, results of operations, and cash flows.

Lingo has pushed existing POTs customers to POTs alternative solutions; however, these products may have a lower average revenue per customer (“ARPU”), which may affect Lingo’s top line revenues. The conversion of POTs lines to POTs alternative solutions may also cause Lingo to incur higher capital expenditures.

Lingo’s profitability may be lower due to the decommissioning of POTs services and will rely on converting its POTs customer to POTs alternative products, as well as controlling the costs of these conversions.

Risks Related to magicJack Business

BRC relies on independent retailers to sell the magicJack devices, and disruption to these channels would harm BRC’s business.

Because BRC sells magicJack devices, other devices and certain services to independent retailers, BRC is subject to many risks, including risks related to their inventory levels and support for magicJack’s products. In particular, magicJack’s retailers may maintain significant levels of BRC’s products in their inventories. If retailers attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, BRC’s sales could be negatively impacted.

The retailers who sell magicJack products also sell products offered by its competitors. If these competitors offer the retailers more favorable terms, those retailers may de-emphasize or decline to carry magicJack’s products. In the future, BRC may not be able to retain or attract a sufficient number of qualified retailers. If BRC is unable to maintain successful relationships with retailers or to expand BRC’s distribution channels, BRC’s business will suffer.

To continue this method of sales, BRC will have to allocate resources to train vendors, systems integrators and business partners as to the use of BRC’s products, resulting in additional costs and additional time until sales by such vendors, systems integrators and business partners are made feasible. BRC’s business depends to a certain extent upon the success of such channels and the broad market acceptance of BRC’s products. To the extent that BRC’s channels are unsuccessful in selling BRC’s products, BRC’s revenues and operating results will be adversely affected.

If magicJack fails to maintain relationships with these channels, fails to develop new channels, fails to effectively manage, train, or provide incentives to existing channels or if these channels are not successful in their sales efforts, sales of magicJack’s products may decrease and BRC’s operating results would suffer.

The success of BRC’s business relies on customers’ continued and unimpeded access to broadband service. Providers of broadband services may be able to block BRC’s services or charge their customers more for also using BRC’s services, which could adversely affect BRC’s revenue and growth.

BRC’s customers must have broadband access to the Internet in order to use some of BRC’s services. Providers of broadband access, some of whom are also competing providers of broadband voice services, may take measures that affect their customers’ ability to use BRC’s service, such as degrading the quality of the data packets they transmit over their lines, giving those packets low priority, giving other packets higher priority than BRC’s, blocking BRC’s packets entirely or attempting to charge their customers more for also using BRC’s services.

In December 2017, the FCC rescinded rules that, among other things, prohibited broadband Internet access providers from blocking, throttling, or otherwise degrading the quality of data packets, or attempting to extract additional fees from edge service providers.

In October 2019, the D.C. Circuit largely upheld the FCC decision. Although some states, most notably California, have adopted prohibitions similar to those rescinded by the FCC, if broadband providers block, throttle or otherwise degrade the quality of BRC’s data packets or attempt to extract additional fees from BRC or BRC’s customers, it could adversely impact BRC’s business.

Risks Related to UOL Business

Dial-up and DSL pay accounts may decline faster than expected and adversely impact BRC’s business.

A significant portion of UOL’s revenues and profits come from dial-up Internet and DSL access services and related services and advertising revenues. UOL’s dial-up and DSL Internet access pay accounts and revenues have been declining and are expected to continue to decline due to the continued maturation of the market for dial-up and DSL Internet access, competitive pressures in the industry and limited sales efforts. Consumers continue to migrate to broadband access, primarily due to the faster connection and download speeds provided by broadband access. Advanced applications such as online gaming, music downloads and videos require greater bandwidth for optimal performance, which adds to the demand for broadband access. The pricing for basic broadband services has been declining as well, making it a more viable option for consumers. In addition, the popularity of accessing the Internet through tablets and mobile devices has been growing and may accelerate the migration of consumers away from dial-up Internet access. The number of dial-up Internet access pay accounts has been adversely impacted by both a decrease in the number of new pay accounts signing up for UOL’s services, as well as the impact of subscribers canceling their accounts, which BRC refers to as “churn.” Churn has increased from time to time and may increase in the future. If BRC experiences a higher-than-expected level of churn, it will make it more difficult for BRC to increase or maintain the number of pay accounts, which could adversely affect BRC’s business, financial condition, results of operations, and cash flows.

BRC expects UOL’s dial-up and DSL Internet access pay accounts to continue to decline. As a result, related services revenues and the profitability of this segment may decline. The rate of decline in these revenues may continue to accelerate.

BRC may not be able to consistently make a high level of expense reductions in the future. Continued declines in revenues relating to the UOL business, particularly if such declines accelerate, will materially and adversely impact the profitability of this business.

Risks Related to BRC’s Consumer Products Segment

If Targus fails to innovate and develop new products in a timely and cost-effective manner for its new and existing product categories, BRC’s business and operating results could be adversely affected.

Targus product categories are characterized by short product life cycles, intense competition, frequent new product introductions, rapidly changing technology, dynamic consumer demand, seasonality and evolving industry standards. As a result, BRC must continually innovate in BRC’s new and existing product categories, introduce new products and technologies, and enhance existing products in order to remain competitive.

The success of BRC’s product portfolio depends on several factors, including BRC’s ability to:

•	Identify new features, functionality and opportunities;

•	Anticipate technology, market trends and consumer preferences;

•	Develop innovative, high-quality, and reliable new products and enhancements in a cost-effective and timely manner;

•	Distinguish BRC’s products from those of BRC’s competitors; and

•	Offer BRC’s products at prices and on terms that are attractive to BRC’s customers and consumers.

If BRC does not execute on these factors successfully, products that BRC introduces or technologies or standards that BRC adopts may not gain widespread commercial acceptance, and BRC’s business and operating results could suffer. In addition, if BRC does not continue to differentiate BRC’s products through distinctive, technologically advanced features, designs, and services that are appealing to BRC’s customers and consumers, as well as continue to build and strengthen BRC’s brand recognition and BRC’s access to distribution channels, BRC’s business could be adversely affected. BRC’s products are also impacted by seasonality with demand concentrated around back-to-school and holiday periods. Inflationary pressures, employment trends and enterprise IT budget timing can amplify volatility, impacting forecasting accuracy, production planning and inventory management.

The development of new products and services can be very difficult and requires high levels of innovation, as well as intellectual property protection and enforcement. The development process also can be lengthy and costly. There are significant initial expenditures for research and development, tooling, manufacturing processes, inventory, and marketing, and BRC may not be able to recover those investments. If BRC fails to accurately anticipate technological trends or its users’ needs or preferences, is unable to complete the development of products and services in a cost-effective and timely fashion, or is unable to appropriately increase production to fulfill customer demand, BRC will be unable to successfully introduce new products and services into the market or compete with other providers. Even if BRC completes the development of BRC’s new products and services in a cost-effective and timely manner, they may not be competitive with products developed by others, they may not achieve acceptance in the market at anticipated levels or at all, they may not be profitable or, even if they are profitable, they may not achieve margins as high as BRC’s expectations or as high as the margins BRC has achieved historically.

As BRC introduces new or enhanced products, integrates new technology into new or existing products, or reduces the overall number of products offered, BRC faces risks including, among other things, disruption in customers’ ordering patterns, excessive levels of new and existing product inventories, revenue deterioration in BRC’s existing product lines, insufficient supplies of new products to meet customers’ demand, possible product and technology defects, and a potentially different sales and support environment. Premature announcements or leaks of new products, features or technologies may exacerbate some of these risks by reducing the effectiveness of BRC’s product launches, reducing sales volumes of current products due to anticipated future products, making it more difficult to compete, shortening the period of differentiation based on BRC’s product innovation, straining relationships with BRC’s partners or increasing market expectations for the results of BRC’s new products before BRC has had an opportunity to demonstrate the market viability of the products. BRC’s failure to manage the transition to new products and services or the integration of new technology into new or existing products and services could adversely affect BRC’s business, results of operations, operating cash flows and financial condition.

BRC relies on third parties to manufacture, sell and distribute BRC’s products, and BRC relies on their information to manage BRC’s business.

Targus primarily sells products to a network of distributors, retailers and e-tailers (together with BRC’s direct sales channel partners). BRC is dependent on those direct sales channel partners to distribute and sell BRC’s products to indirect sales channel partners and ultimately to consumers. The sales and business practices of all such sales channel partners, their compliance with laws and regulations, and their reputations (of which BRC may or may not be aware) may affect BRC’s business and BRC’s reputation. Also, adverse changes in these partners’ purchasing policies, returns and promotional practices, marketplace rules or financial condition could materially affect BRC’s sell-through, inventory turns and gross margins.

BRC’s sales channel partners also sell products offered by BRC’s competitors, and in the case of retailer house brands and original equipment manufacturers, may also be BRC’s competitors. If product competitors offer BRC’s sales channel partners more favorable terms, have more products available to meet their needs, or utilize the leverage of broader product lines sold through the channel, or if BRC’s sales channel partners show preference for their own house brands, BRC’s sales channel partners may de-emphasize or decline to carry BRC’s products. In addition, certain of BRC’s sales channel partners could decide to de-emphasize the product categories that BRC offers in exchange for other product categories that they believe provide them with higher returns. If BRC is unable to maintain successful relationships with these sales channel partners or to maintain BRC’s distribution channels, BRC’s business will suffer.

As BRC expands into new product categories and markets in pursuit of growth, BRC will have to build relationships with new channel partners and adapt to new distribution and marketing models. These new partners, practices, and models may require significant management attention and operational resources and may affect BRC’s accounting, including revenue recognition, gross margins, and the ability to make comparisons from period to period. Entrenched and more experienced competitors will make these transitions difficult. If BRC is unable to build successful distribution channels or successfully market BRC’s products in these new product categories, BRC may not be able to take advantage of the growth opportunities, and BRC’s business and BRC’s ability to grow BRC’s business could be adversely affected.

BRC reserves for cooperative marketing arrangements, incentive programs, and pricing programs with BRC’s sales channel partners. These reserves are based on judgments and estimates, using historical experience rates, inventory levels in distribution, current trends, and other factors. There could be significant differences between the actual costs of such arrangements and programs and BRC’s estimates.

BRC uses sell-through data, which represents sales of BRC’s products by BRC’s direct retailer and e-tailer customers to consumers, and by Targus’s distributor customers to their customers, along with other metrics, to assess consumer demand for BRC’s products. Sell-through data is subject to limitations due to collection methods and the third-party nature of the data and thus may not be an accurate indicator of actual consumer demand for BRC’s products. The customers supplying sell-through data vary by geographic region and from period to period, but typically represent a majority of BRC’s retail sales. In addition, BRC relies on channel inventory data from BRC’s sales channel partners. If BRC does not receive this information on a timely and accurate basis, if this information is not accurate, or if BRC does not properly interpret this information, BRC’s results of operations and financial condition may be adversely affected.

BRC also relies on third-party manufacturing and logistics providers. Capacity constraints, quality escapes, labor shortages, geopolitical disruptions or increases in freight and material costs can adversely affect supply continuity, product quality and profitability. Rapid changes to USB-C power delivery specifications, operating system updates, and the introduction of new high-speed interfaces (such as Thunderbolt™ 5) require certification and controller availability. Delays or shortages in required silicon, firmware incompatibilities, and host OEM variability may increase returns, warranty costs, and time-to-market risk.

Targus’ business is heavily reliant on the general demand for IT and personal computer-related devices.

Targus’ business of selling products that relate primarily to the computer accessory markets makes BRC’s business performance sensitive to the general demand for IT and personal computer-related devices. As such, declines in the overall demand for personal computers and tablet devices can directly impact the demand for BRC’s accessory products as often BRC’s products are sold as an attachment to the original equipment manufacturer device that is being sold. BRC performs interim and year end impairment assessments of goodwill and intangible assets utilizing qualitative and quantitative analyses surrounding Targus’ financial performance, market conditions in which it operates in, and other financial and non-financial factors. As a result of these assessments, BRC has recognized aggregate impairments to goodwill and intangible assets of US$1.5 million and US$31.7 million for the years ended December 31, 2025 and 2024, respectively.

Risks Related to Competition

BRC operates in highly competitive industries. Some of BRC’s competitors may have certain competitive advantages, which may cause BRC to be unable to effectively compete with or gain market share from BRC’s competitors.

BRC faces competition with respect to all of BRC’s service and product areas. The level of competition depends on the particular service or product area.

Some of BRC’s competitors may be able to devote greater financial resources to marketing and promotional campaigns, secure merchandise from sellers on more favorable terms, adopt more aggressive pricing or inventory availability policies and devote more resources to website and systems development than BRC is able to do. Any inability on BRC’s part to effectively compete could have a material adverse effect on BRC’s financial condition, growth potential and results of operations.

BRC competes with specialized investment banks to provide financial and investment banking services to small and middle-market companies. Middle-market investment banks provide access to capital and strategic advice to small and middle-market companies in BRC’s target industries. BRC competes with those investment banks on the basis of a number of factors, including client relationships, reputation, the abilities of BRC’s professionals, transaction execution, innovation, price, market focus and the relative quality of BRC’s products and services. BRC has experienced intense competition over obtaining advisory mandates in recent years, and BRC may experience pricing pressures in BRC’s investment banking business in the future as some of BRC’s competitors seek to obtain increased market share by reducing fees. Competition in the middle-market may further intensify if larger Wall Street investment banks expand their focus to this sector of the market. Increased competition could reduce BRC’s market share from investment banking services and BRC’s ability to generate fees at historical levels.

BRC also faces increased competition due to a trend toward consolidation. In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. This trend was amplified in connection with the unprecedented disruption and volatility in the financial markets during the past several years, and, as a result, a number of financial services companies have merged, been acquired or have fundamentally changed their respective business models. Many of these firms may have the ability to support investment banking, including financial advisory services, with commercial banking, insurance and other financial services in an effort to gain market share, which could result in pricing pressure in BRC’s businesses.

The businesses in BRC’s four communication-related segments compete with numerous communications providers, many of whom are large and have significantly more financial and marketing resources. The principal competitors for UOL’s mobile broadband and DSL services include, among others, local exchange carriers, wireless and satellite service providers, and cable service providers. magicJack and Lingo (including Lingo’s subsidiary, BullsEye) compete with the traditional telephone service providers, which provide telephone service using the public switched telephone network. Certain of these traditional providers have also added, or are planning to add, broadband telephone services to their existing telephone and broadband offerings. BRC also faces, or expect to face, competition from cable companies, which offer broadband telephone services to their existing cable television and broadband offerings. Further, wireless providers offer services that some customers may prefer over wireline-based service. In the future, as wireless companies offer more minutes at lower prices, their services may become more attractive to customers as a replacement for broadband or wireline-based phone service. BRC faces competition on magicJack device sales from manufacturers of smart phones, tablets and other handheld wireless devices. Also, BRC competes against established alternative voice communication providers, and may face competition from other large, well-capitalized Internet companies. In addition, BRC competes with independent broadband telephone service providers.

BRC’s Consumer Products segment competes with companies that make consumer retail products and/or own other brands and trademarks. Targus operates in an intensely competitive marketplace along with many other makers of consumer and enterprise productivity products. Competitors to BRC’s Consumer Products segment may be able to respond more quickly to changes in retailer, wholesaler and consumer preferences and devote greater resources to brand acquisition, development and marketing.

In addition, BRC’s competitors may be larger, more diversified, better funded, and have access to more advanced technology, including artificial intelligence (“AI”). These competitive advantages may enable BRC’s competition to innovate better and more quickly, to compete more effectively on quality and price, causing BRC to lose business and profitability. Burgeoning interest in AI may increase BRC’s competition and disrupt BRC’s business model. AI may lower barriers to entry in BRC’s industry and BRC may be unable to effectively compete with the products or services offered by new competitors. AI-related changes to the products and services on offer may affect BRC’s customers’ expectations, requirements, or tastes in ways BRC cannot adequately anticipate or adapt to, causing BRC’s business to lose sales, market share, or the ability to operate profitably and sustainably.

If BRC is unable to attract and retain qualified personnel, BRC may not be able to compete successfully in BRC’s industry.

BRC’s future success depends to a significant degree upon the continued contributions of senior management and the ability to attract and retain other highly qualified management personnel. BRC faces competition for management from other companies and organizations; therefore, BRC may not be able to retain BRC’s existing personnel or fill new positions or vacancies created by expansion or turnover at existing compensation levels. Although BRC has entered into employment agreements with key members of the senior management team, there can be no assurances such key individuals will remain with BRC. Recently, BRC has failed to retain the services of certain key personnel which may adversely affect BRC’s business and prospects. The loss of any of BRC’s executive officers or other key management personnel would disrupt BRC’s operations and divert the time and attention of BRC’s remaining officers and management personnel which could have an adverse effect on BRC’s results of operations and potential for growth.

BRC also faces competition for highly skilled employees with experience in the industries in which BRC operates, and some of which requires a unique knowledge base. BRC may be unable to recruit or retain existing technical, sales and client support personnel that are critical to BRC’s ability to execute BRC’s business plan, with such difficulties exacerbated by the labor shortages that arose during the COVID-19 pandemic and persist throughout the economy.

Risks Related to Data Security and Intellectual Property

Significant disruptions of information technology systems, breaches of data security, cyberattacks, or unauthorized disclosures of sensitive data or personally identifiable information could adversely affect BRC’s business, and could subject BRC to liability or reputational damage.

BRC’s business is increasingly dependent on critical, complex, and interdependent information technology (“IT”) systems, including Internet-based systems, some of which are managed or hosted by third parties, to support business processes as well as internal and external communications. The size and complexity of BRC’s IT systems make BRC vulnerable to, and BRC has experienced, IT system breakdowns, malicious intrusion, and computer viruses, which may result in the impairment of BRC’s ability to operate BRC’s business effectively.

In addition, BRC’s systems and the systems of BRC’s third-party providers and collaborators are potentially vulnerable to data security breaches which may expose sensitive data to unauthorized persons or to the public. Such data security breaches could lead to the loss of confidential information, trade secrets or other intellectual property, or could lead to the public exposure of personal information (including personally identifiable information) of BRC’s employees, customers, business partners, and others. In addition, the increased use of social media by BRC’s employees and contractors could result in inadvertent disclosure of sensitive data or personal information, including but not limited to, confidential information, trade secrets and other intellectual property.

In April 2024, BRC experienced a cybersecurity incident that resulted in temporary interruption of certain Targus operations. Although BRC does not believe the incident materially affected BRC’s financial condition at the time, future events could be more severe. BRC’s risk is heightened by reliance on global networks and third-party providers, integration of manufacturing systems and logistics partners, and evolving regulatory disclosure requirements. Any such disruption or security breach, as well as any action by BRC or BRC’s employees or contractors that might be inconsistent with the rapidly evolving data privacy and security laws and regulations applicable within the United States and elsewhere where BRC conducts business, could result in enforcement actions by U.S. states, the U.S. Federal government or foreign governments, liability or sanctions under data privacy laws that protect personally identifiable information, regulatory penalties, other legal proceedings such as but not limited to private litigation, the incurrence of significant remediation costs, disruptions to BRC’s development programs, business operations and collaborations, diversion of management efforts and damage to BRC’s reputation, which could harm BRC’s business and operations. Because of the rapidly moving nature of technology and the increasing sophistication of cybersecurity threats, BRC’s measures to prevent, respond to and minimize such risks may be unsuccessful.

In addition, the European Parliament and the Council of the European Union adopted a comprehensive general data privacy regulation (“GDPR”) in 2016 that took effect in 2018 and governs the collection and use of personal data in the European Union. The GDPR, which is wide-ranging in scope, imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification requirements and the use of third party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States, enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to €20 million, or 4%, of the annual global revenues of the infringer, whichever is greater. In addition, the California Consumer Privacy Act (“CCPA”) effective since January 1, 2020 applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CCPA established new requirements regarding handling of personal data to entities serving or employing California residents, and gave consumers the right to request disclosure of information collected about them, and whether that information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of the sale of the consumer’s personal information, and the right not to be discriminated against for exercising these rights. Such rights were expanded under the California Privacy Rights Act which went into effect on January 1, 2023. In addition, similar laws have and may be adopted by other states where the BRC does business. The impact of the CCPA and other state privacy laws on BRC’s business is yet to be determined.

BRC may be unsuccessful in protecting BRC’s proprietary rights or may have to defend itself against claims of infringement, which could impair or significantly affect BRC’s business.

BRC’s future success depends in part on BRC’s proprietary technology, technical know-how, and other intellectual property. BRC relies on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure terms and licenses, to protect BRC’s intellectual property.

BRC holds various United States patents and pending applications, together with corresponding patents and pending applications from other countries.

BRC’s means of protecting BRC’s proprietary rights may not be adequate and BRC’s competitors may independently develop technology that is similar to BRC’s. Legal protections afford only limited protection for BRC’s technology. The laws of many countries do not protect BRC’s proprietary rights to as great an extent as do the laws of the United States. Despite BRC’s efforts to protect BRC’s proprietary rights, unauthorized parties have in the past attempted, and may in the future attempt, to copy aspects of BRC’s products or to obtain and use information that it regards as proprietary. Third parties may also design around BRC’s proprietary rights, which may render BRC’s protected products less valuable if the design around is favorably received in the marketplace. In addition, if any BRC’s products or the technology underlying BRC’s products is covered by third-party patents or other intellectual property rights, BRC could be subject to various legal actions.

There can be no assurance that BRC’s products do not infringe intellectual property rights held by others or that they will not in the future. Third parties may assert infringement, misappropriation, or breach of license claims against BRC from time to time. Such claims could cause BRC to incur substantial liabilities and to suspend or permanently cease the use of critical technologies or processes or the production or sale of major products. Litigation may be necessary to enforce BRC’s intellectual property rights, to protect BRC’s trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, misappropriation, or other claims. Any such litigation could result in substantial costs and diversion of BRC’s resources, which in turn could materially adversely affect BRC’s business and financial condition. Moreover, any settlement of or adverse judgment resulting from such litigation could require BRC to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit BRC’s use of the technology. Any required licenses may not be available to BRC on acceptable terms, if at all. If BRC attempts to design around the technology at issue or to find another provider of suitable alternative technology to permit it to continue offering applicable software or product solutions, BRC’s continued supply of software or product solutions could be disrupted or BRC’s introduction of new or enhanced software or products could be significantly delayed.

Risks Related to the BRC Shares and Ownership

Anti-takeover provisions under BRC’s charter documents and Delaware law could delay or prevent a change of control and could also limit the market price of the BRC Shares.

BRC’s amended and restated certificate of incorporation and BRC’s bylaws, as amended, contain provisions that could delay or prevent a change of control of BRC or changes in the BRC Board that BRC’s stockholders might consider favorable. BRC’s amended and restated certificate of incorporation provides that the BRC Board will be authorized to issue from time to time, without further stockholder approval, up to 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over the BRC Shares with respect to dividends and liquidation rights. BRC may issue additional preferred stock in ways which may delay, defer or prevent a change of control of BRC without further action by BRC’s stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of the BRC Shares by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

BRC is also governed by the provisions of Section 203 of the DGCL, which may prohibit certain business combinations with stockholders owning 15% or more of BRC’s outstanding voting stock. The foregoing and other provisions in BRC’s amended and restated certificate of incorporation, BRC’s bylaws, as amended, and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of the BRC Board or initiate actions that are opposed by the then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest or other change of control transaction involving BRC. Any delay or prevention of a change of control transaction or changes in the BRC Board could prevent the consummation of a transaction in which BRC’s stockholders could receive a substantial premium over the then current market price for their shares.

Because of their significant stock ownership, some of BRC’s existing stockholders will be able to exert control over BRC and BRC’s significant corporate decisions.

BRC’s executive officers, directors and their affiliates own or control, in the aggregate, approximately 21.4% of the outstanding BRC Shares as of the date of the BRC Interim Financial Statements. In particular, BRC’s Chairman and Co-Chief Executive Officer, Bryant R. Riley, owns or controls, in the aggregate, 6,728,075 BRC Shares, representing approximately 16.7% of the issued and outstanding BRC Shares as of the date of the BRC Interim Financial Statements. These stockholders are able to exercise influence over matters requiring stockholder approval, such as the election of directors and the approval of significant corporate transactions, including transactions involving an actual or potential change of control of BRC or other transactions that noncontrolling stockholders may not deem to be in their best interests. This concentration of ownership may harm the market price of the BRC Shares by, among other things:

•	delaying, deferring, or preventing a change in control of BRC;

•	impeding a merger, consolidation, takeover, or other business combination involving BRC;

•	causing BRC to enter into transactions or agreements that are not in the best interests of all stockholders; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of BRC.

The market price of BRC Shares may fluctuate substantially and an investment in BRC Shares could suffer a decline in value.

The market price of the BRC Shares may be volatile and could fluctuate substantially due to many factors, including, among other things:

•	actual or anticipated fluctuations in BRC’s results of operations;

•	announcements of significant contracts and transactions by BRC or BRC’s competitors;

•	sales of BRC Shares or other securities in the future;

•	the trading volume of the BRC Shares;

•	changes in BRC’s pricing policies or the pricing policies of BRC’s competitors; and

•	general economic conditions

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market factors may materially harm the market price of the BRC Shares, regardless of BRC’s operating performance.

There has been recent dilution and there may continue to be additional future dilution of the BRC Shares, including as a result of BRC’s recent Section 3(a)(9) exchanges and potential future exchanges, which could adversely affect the market price of BRC Shares.

As of June 30, 2026, BRC executed nine Section 3(a)(9) exchanges pursuant to which BRC exchanged outstanding units of various series of senior notes for BRC Shares in an effort to decrease BRC’s outstanding indebtedness. As a result of these Section 3(a)(9) exchanges, the outstanding BRC Shares increased by 8,358,495 shares. BRC may issue additional BRC Shares in similar Section 3(a)(9) exchanges or other capital raising transactions to further pay down BRC’s outstanding indebtedness. Additional issuances will dilute the ownership interest of holders of BRC Shares. Investors who purchase BRC Shares will likely pay different prices, and so may experience different outcomes in their investment results. Investors may experience declines in the value of their shares as a result of share sales made at prices lower than the prices they paid. In addition, future issuances of BRC Shares could depress the market price of the BRC Shares and impair BRC’s ability to raise capital. BRC cannot predict the effect that future issuances of BRC Shares would have on the market price of the BRC Shares.

BRC may not pay dividends regularly or at all in the future.

During 2024, BRC suspended paying dividends on the BRC Shares, and in early 2025, BRC also suspended paying dividends on the BRC Preferred Stock. BRC may not pay dividends in the near future on BRC’s common or preferred stock. Even if BRC was to reinitiate dividends, the BRC Board may reduce or discontinue dividends at any time for any reason it deems relevant and there can be no assurances that BRC will continue to generate sufficient cash to pay dividends, or that BRC will continue to pay dividends with the cash that BRC does generate. The determination regarding the payment of dividends is subject to the discretion of the BRC Board and compliance with applicable laws, and there can be no assurances that BRC will generate sufficient cash to pay dividends, or that BRC will pay dividends in future periods. Voting rights for holders of the depositary shares evidencing BRC’s preferred stock exist primarily with respect to the ability to elect (together with the holders of other outstanding series of BRC’s preferred stock, or depositary shares representing interests in BRC’s preferred stock, or additional series of preferred stock BRC may issue in the future and upon which similar voting rights have been or are in the future conferred and are exercisable) two additional directors to the BRC Board in the event that six quarterly dividends (whether or not declared or consecutive) payable on the BRC Preferred Stock are in arrears. On April 30, 2026, BRC did not pay the quarterly dividend that would otherwise have been payable on its Series A Preferred Stock and Series B Preferred Stock for the dividend period ended April 30, 2026. This was the sixth quarterly dividend period for which dividends on the Series A Preferred Stock and Series B Preferred Stock have not been paid since BRC’s temporary suspension of preferred dividends. As a result, a “Preferred Dividend Default” has occurred under each Certificate of Designation.

An increase in market interest rates could result in a decrease in the value of BRC’s senior notes and increase BRC’s future borrowing costs.

In general, as market interest rates rise, notes bearing interest at a fixed rate decline in value. The increase in market interest rates over the last several years contributed to the decline in the market value of BRC’s senior notes. BRC cannot predict the future level of market interest rates, but to the extent market interest rates rise, the market value of BRC’s existing senior notes can be expected to further decline. Additionally, if interest rates rise, BRC may be required to refinance existing lower interest rate indebtedness with indebtedness bearing a higher rate of interest, and BRC’s issuance of new indebtedness at higher interest rates would likely cause the market value of BRC’s existing indebtedness that BRC does not refinance to decline. BRC cannot predict the future level of market interest rates.

BRC may issue additional shares of the BRC Preferred Stock and additional series of preferred stock that rank on a parity with the BRC Preferred Stock as to dividend rights, rights upon liquidation or voting rights.

BRC is allowed to issue additional shares of BRC Preferred Stock and additional series of preferred stock that would rank on a parity with the BRC Preferred Stock as to dividend payments and rights upon BRC’s liquidation, dissolution or winding up of BRC’s affairs pursuant to BRC’s certificate of incorporation and the certificate of designation for the BRC Preferred Stock without any vote of the holders of the BRC Preferred Stock. BRC’s certificate of incorporation authorizes BRC to issue up to 1,000,000 shares of preferred stock in one or more series on terms determined by the BRC Board. However, the use of depositary shares enables BRC to issue significant amounts of preferred stock, notwithstanding the number of shares authorized by BRC’s certificate of incorporation. The issuance of additional shares of BRC Preferred Stock and additional series of parity preferred stock could have the effect of reducing the amounts available to the holders of BRC Preferred Stock upon BRC’s liquidation or dissolution or the winding up of BRC’s affairs. It also may reduce dividend payments on the BRC Preferred Stock issued and outstanding if BRC does not have sufficient funds to pay dividends on all BRC Preferred Stock outstanding and other classes of stock with equal priority with respect to dividends.

Future issuances and sales of parity preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for the BRC Shares to decline and may adversely affect BRC’s ability to raise additional capital in the financial markets at times and prices favorable to BRC. Such issuances may also reduce or eliminate BRC’s ability to pay dividends on the BRC Shares.

The conversion feature may not adequately compensate the holders, and the conversion and redemption features of the BRC Preferred Stock may make it more difficult for a party to take over BRC and may discourage a party from taking over BRC.

Upon the occurrence of a Delisting Event or Change of Control (each as defined in the respective Certificate of Designation for each series of the BRC Preferred Stock), holders of depositary shares will have the right (unless, prior to the Delisting Event Conversion Date or Change of Control Conversion Date (each as defined in the respective Certificate of Designation), as applicable, BRC has provided or provides notice of BRC’s election to redeem such series of BRC Preferred Stock) to direct the depositary to convert some or all of such series of BRC Preferred Stock underlying their depositary shares into BRC Shares (or equivalent value of alternative consideration), and under these circumstances BRC will also have a special optional redemption right to redeem such series of BRC Preferred Stock. Upon such a conversion, the holders will be limited to a maximum number of BRC Shares equal to the Share Cap (as defined in the respective Certificate of Designation) multiplied by the number of shares of such series of BRC Preferred Stock converted. If the market price of the BRC Shares is less than US$11.49 in the case of the BRC Series A Preferred Stock (which is approximately 50% of the closing sale price per BRC Share on October 1, 2019) or US$13.39 in the case of the BRC Series B Preferred Stock (which is approximately 50% of the closing sale price per BRC Share on August 31, 2020), subject to adjustment, the holders will receive a maximum number of BRC Shares per depositary share, which may result in a holder receiving value that is less than the liquidation preference of the depositary shares. In addition, those features of the BRC Preferred Stock and depositary shares may have the effect of inhibiting a third party from making an acquisition proposal for BRC or of delaying, deferring or preventing a change of control of BRC under circumstances that otherwise could provide the holders of BRC Shares with the opportunity to realize a premium over the then-current market price or that shareholders may otherwise believe is in their best interests.

The price of BRC’s securities may be adversely affected by third parties who raise allegations about BRC.

Short sellers and others who raise allegations regarding the legality of BRC’s business activities, some of whom are positioned to profit if the price of BRC’s securities decline, have negatively affected the price of BRC’s securities and may continue to do so. For example, in early 2023, a short-focused research firm raised allegations regarding BRC’s investment portfolio, accounting practices, and other matters, and announced that they had taken a significant short position regarding BRC Shares, leading to public scrutiny and significant volatility in the price of BRC’s securities. This firm, as well as additional short sellers, have raised additional allegations over the course of 2023 and 2024, particularly around BRC’s relationship with Brian Kahn and the FRG take-private transaction. These reports and allegations have caused and may continue to cause significant volatility in the price of the BRC Shares and other securities that may cause the value of a securityholder’s investment to decline rapidly.

BRC has received, and may continue to receive, a high degree of media coverage that is published or otherwise disseminated by third parties, including on X, other forms of social media, articles, message boards and other media. This includes coverage that is not attributable to statements made by BRC’s directors, officers, employees or agents. Information provided by third parties may not be reliable or accurate and has materially impacted, and may continue to materially impact, the trading price of the BRC Shares and other securities which could cause investors to lose their investments.

A “short squeeze” due to a sudden increase in demand for BRC’s securities that largely exceeds supply has led to, and may continue to lead to, extreme price volatility in BRC’s securities.

Investors may purchase BRC Shares and other securities to hedge existing exposure or to speculate on the price of BRC Shares and other securities. Speculation on the price of BRC’s securities may involve long and short exposures. To the extent aggregate short exposure exceeds the number of securities available for purchase on the open market, investors with short exposure may have to pay a premium to repurchase BRC’s securities for delivery to lenders of BRC’s securities. Those repurchases may, in turn, dramatically increase the price of BRC’s securities until additional securities are available for trading or borrowing. This is often referred to as a “short squeeze.”

A large proportion of BRC Shares has been and may continue to be traded by short sellers which may increase the likelihood that BRC Shares will be the target of a short squeeze. It is also possible that such a short squeeze could develop with respect to BRC’s other securities. A short squeeze could lead to volatile price movements in BRC’s securities that are unrelated or disproportionate to BRC’s operating performance or prospects and, once investors purchase the securities necessary to cover their short positions, the price of BRC’s securities may rapidly decline. Securityholders that purchase securities that are the subject of the short squeeze during such short squeeze may lose a significant portion of their investment.

Legal Proceedings and Regulatory Actions

Legal Proceedings

Other than as set out below, BRC was not subject to any material legal proceedings since the beginning of the most recently completed financial year, and is not aware of any such material legal proceedings known to be contemplated.

On August 18, 2026, the FRG Litigation Trust filed a lawsuit in the Court of Chancery for the State of Delaware against Brian Kahn; Matthew Avril; BRC; B. Riley Securities, Inc.; GlassRatner Advisory & Capital Group, LLC (d/b/a B. Riley Advisory Services); Bryant Riley; Willkie Farr & Gallagher LLP (“Willkie”); and Jefferies LLC. The complaint alleges that Brian Kahn, aided by Avril, engineered the FRG take-private transaction in 2023 to fraudulently hide financial improprieties with FRG. The complaint alleges that the remaining defendants each played a role in the scheme. The complaint seeks the following damages against all of the defendants: compensatory damages in excess of $700 million, with disgorgement of professional and other fees, plus interest. On August 20, 2026, the lenders who participated in the financing of the FRG take-private transaction in 2023 filed a substantially identical lawsuit in the Court of Chancery for the State of Delaware against the same defendants alleging the same wrongdoing. The complaint seeks the following damages against all of the defendants: unspecified compensatory damages consisting of the full amount of plaintiffs’ losses on the credit agreements plus consequential damages, with disgorgement of professional and other fees, plus interest. BRC believes that these claims are meritless and intends to defend these actions.

On February 2, 2026, a stockholder derivative complaint was filed by Adrian Rubio in the U.S. Federal District Court, Central District of California on behalf of BRC and against the members of the BRC Board and certain of BRC’s executive officers. The complaint alleges that certain of BRC’s officers and the BRC Board substantially damaged BRC by filing false and misleading statements that omitted material adverse facts regarding Brian Kahn’s involvement in fraud in connection with Prophecy Asset Management LP (“Prophecy”) and the regulatory scrutiny that BRC would face because of its entanglements with Mr. Kahn and the Franchise Group. Claims include breach of fiduciary duties and unjust enrichment. BRC believes that these claims are meritless and intends to defend this action. The parties have agreed to stay this action pending decisions in the other derivative matters, and a stipulation to that effect has been accepted by the court.

On January 20, 2026, BRC, along with co-plaintiffs, B. Riley Principal Investments, LLC, B. Riley Private Shares 2023-2 QC, LLC, B. Riley Private Shares 2023-2 QP, LLC, BRF Finance Co., LLC and B. Riley Commercial Capital, LLC, filed a complaint against Willkie, Brian Kahn and Lauren Kahn (together with Kahn, the “Kahns”) in the Supreme Court of the State of New York, New York County. The complaint asserts causes of action against: (i) Willkie for aiding and abetting fraud, civil conspiracy to defraud and breach of fiduciary duty; (ii) Mr. Kahn for common law fraud, fraudulent inducement, and civil conspiracy to defraud; and (iii) the Kahns for breach of contract in connection with their activities related to the FRG take-private transaction. The complaint seeks over US$735 million in compensatory damages, punitive damages and disgorgement of all fees Willkie received in connection with the FRG take-private transaction.

On January 2, 2026, a stockholder derivative complaint was filed by Joel Friedman in the U.S. Federal District Court, Central District of California on behalf of BRC and against the members of the BRC Board and certain of BRC’s executive officers. The complaint alleges that certain of BRC’s officers and the BRC Board substantially damaged BRC by filing false and misleading statements that omitted material adverse facts regarding Brian Kahn’s involvement in the Prophecy fraud and the regulatory scrutiny that BRC would face because of its entanglements with Mr. Kahn and the Franchise Group. Claims include breach of fiduciary duties, waste of corporate assets, and unjust enrichment. BRC believes that these claims are meritless and intends to defend this action. The parties have agreed to stay this action pending decisions in the other derivative matters, and a stipulation to that effect has been submitted to the court.

On July 11, 2025, B. Riley Securities, Inc. received a demand letter from certain parties that invested in a special purpose entity that in turn invested in the FRG take-private transaction in August 2023. An arbitration demand was filed by such parties with the American Arbitration Association on October 10, 2025 against BRS and related entities. The demand alleges that the defendants: (i) failed to disclose certain material facts regarding FRG and the FRG take-private transaction in violation of certain securities laws; (ii) committed fraud and/or civil conspiracy; and (iii) breached fiduciary duties and aided and abetted the breach of fiduciary duties. Such investors seek rescission of the aggregate investment amount of US$37,500,000 plus interest thereon and related fees and expenses. BRC believes such claims are meritless and intends to defend such action.

On February 14, 2025, a stockholder derivative complaint was filed by Michael Marchner in the Delaware Chancery Court on behalf of BRC and against the members of the BRC Board. The complaint alleges that certain of BRC’s officers and the BRC Board: (i) breached their fiduciary duties related to BRC’s involvement with Mr. Kahn and subsequent legal issues; (ii) engaged in misconduct; and (iii) wasted corporate assets, including the approval of improper compensation. On March 30, 2026, the Court of Chancery dismissed the complaint in full. On April 29, 2026, Mr. Marchner filed an appeal to the Delaware Supreme Court.

On January 22, 2025, a stockholder derivative complaint was filed by James Smith in the Superior Court for Los Angeles County against BRC, certain of BRC’s executive officers and the members of the BRC Board. The complaint alleges that certain of BRC’s officers and directors: (i) breached their fiduciary duties related to BRC’s involvement with Mr. Kahn and subsequent legal issues; (ii) engaged in a waste of corporate assets; and (iii) received unjust enrichment. BRC believes that these claims are meritless and intends to defend this action.

On July 19, 2024, BRC received a demand from two stockholders, Renato Rene Amio and Stephen Edwards, to inspect certain of BRC’s books and records pursuant to Section 220 of the DGCL, focused on BRC’s business dealings with Mr. Kahn and the FRG take-private transaction, and BRC produced documents in response. On January 16, 2026, the same stockholders delivered a pre-suit litigation demand to the BRC Board demanding that the BRC Board pursue claims against certain officers and directors for alleged breaches of fiduciary duty, citing Mr. Kahn’s December 2025 guilty plea, alleging that the BRC Board knew or should have known of Mr. Kahn’s history, criticizing BRC’s internal investigations, and seeking disgorgement of compensation, personnel action, and corporate governance reforms. The demand does not specify an amount of alleged damages. BRC believes any resulting claims would be without merit and intends to respond in due course.

On July 9, 2024, a putative class action was filed by Brian Gale, Mark Noble, Terry Philippas and Lawrence Bass in the Delaware Chancery Court against Freedom VCM, Mr. Kahn, Andrew Laurence, Matthew Avril, and BRC. This complaint alleges that former shareholders of FRG suffered damages due to alleged breaches of fiduciary duties by officers, directors and other participants in the August 2023 management-led take private transaction of FRG and that BRC aided and abetted those alleged breaches of fiduciary duties. The claim seeks an award of unspecified damages, rescissory damages and/or quasi-appraisal damages, disgorgement of profits, attorneys’ fees and expenses, and interest thereon. BRC believes these claims are meritless and intends to defend this action.

On May 2, 2024, a putative class action was filed by Ted Donaldson in the Superior Court for the State of California, County of Los Angeles on behalf of all persons who acquired BRC’s senior notes pursuant to the shelf registration statement filed with the SEC on Form S-3 dated January 28, 2021, and the prospectuses filed and published on August 4, 2021 and December 2, 2021. The action asserts claims under §§ 11, 12, and 15 of the U.S. Securities Act against BRC, some of BRC’s current and former officers and directors, and the financial institutions that served as underwriters and book runners for the offerings. An amended complaint was filed on September 27, 2024. The amended complaint alleges that the offering documents failed to advise investors that Mr. Kahn and/or one or more of his controlled entities was engaged in illicit business activities, that BRC, despite the foregoing, continued to finance transactions for Mr. Kahn, eventually enabling him and others to take FRG private, and that the foregoing was reasonably likely to draw regulatory scrutiny and reputational harm to BRC. BRC believes these claims are meritless and intends to defend this action.

On January 24, 2024, a putative securities class action complaint was filed by Mike Coan in U.S. Federal District Court, Central District of California, against BRC, Mr. Riley, Tom Kelleher and Phillip Ahn. The purported class includes persons and entities that purchased BRC Shares between May 10, 2023 and November 9, 2023. A second putative class action lawsuit was filed on March 15, 2024 by the KL Kamholz Joint Revocable Trust (“Kamholz”). On August 8, 2024, this matter was consolidated with the Kamholz matter and an amended complaint was then filed on April 21, 2025. The amended complaint alleges that BRC failed to disclose to investors material financial details concerning the FRG take-private transaction and that BRC made false or misleading statements concerning BRC’s lending practices, its high concentration of risk in transactions involving Mr. Kahn and his affiliates, the condition and composition of BRC’s loan portfolio, BRC’s due diligence and risk management procedures, and BRC’s level of concern and internal scrutiny concerning Mr. Kahn after it learned he was potentially implicated in a fraud involving an unrelated third party. The amended complaint asserts claims under Sections 10(b) and 20(a) of the U.S. Exchange Act. On December 12, 2025, the court granted in part and denied in part BRC’s motion to dismiss the consolidated amended complaint. The matter will now move into discovery and class certification proceedings. BRC believes these claims are meritless and intends to defend these actions.

On September 21, 2023, a wholly-owned subsidiary of BRC received a demand alleging that certain payments to BRC in the aggregate amount of approximately US$32,166,000 made by Sorrento Therapeutics, Inc. (“Sorrento”), a Chapter 11 debtor in U.S. Bankruptcy Court, Southern District of Texas, pursuant to that certain Bridge Loan Agreement dated September 30, 2022 between Sorrento and such subsidiary of BRC, are avoidable as preferential transfers (the “Alleged Preferences”). On June 16, 2025, the liquidating trustee on behalf of the Sorrento Liquidating Trust filed a complaint with the court in an adversary proceeding seeking to avoid and recover the Alleged Preferences. On September 12, 2025, the court denied BRC’s motion to dismiss. BRC believes that the liquidating trustee’s claims lack merit and intends to continue to assert its statutory defenses to defeat such claims.

Regulatory Actions

Other than as set out below, there have been no penalties or sanctions imposed against BRC relating to securities legislation or by a securities regulatory authority within the three years immediately preceding the date of the Circular, nor have there been any other penalties or sanctions imposed by a court or regulatory body against BRC necessary to be disclosed in order for this Appendix A to contain full, true and plain disclosure of all material facts relating to the BRC Shares. In the three years immediately preceding the date of the Circular, BRC has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority.

Because it did not file its 2024 Form 10-K and its 2025 quarterly reports on time, BRC received notices from NASDAQ of non-compliance with NASDAQ Listing Rule 5250(c)(1). Following a hearing, a NASDAQ hearings panel granted BRC’s request for continued listing, subject to BRC filing its outstanding reports by specified deadlines. BRC met those deadlines. On January 27, 2026, NASDAQ confirmed that BRC had regained compliance. NASDAQ also imposed a “Mandatory Panel Monitor” for one year.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the BRC Financial Statements, no director, executive officer or principal shareholder of BRC or any associate or affiliate of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Circular that has materially affected or will materially affect BRC.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

BDO USA, P.C., an independent registered public accounting firm, with offices located at 515 South Flower Street, 47th Floor, Los Angeles, California, USA, is the current auditor of BRC.

Transfer Agents and Registrars

The transfer agent and registrar for the BRC Shares is Continental Stock Transfer & Trust Company, with offices located at 1 State Street, 30th Floor, New York, New York, USA.

Material Contracts

Except for material contracts entered into in the ordinary course of business that are not required to be disclosed under applicable Canadian securities legislation, there were no material contracts entered into by BRC within the most recently completed financial year and through to the date of the Circular, or prior thereto that are still in effect as of the date hereof, other than the following:

•	the Arrangement Agreement, as more particularly described under the heading “The Arrangement Agreement” in the Circular;

•	the Voting Support Agreements, as more particularly described under the heading “The Arrangement – Voting Support Agreements” in the Circular;

•	the credit agreement dated February 26, 2025 among BRC and its wholly-owned subsidiary, BR Financial Holdings, LLC, and certain Oaktree-affiliated lenders (as amended, the “Oaktree Credit Agreement”) providing for a US$125 million secured term loan facility and a $35 million secured delayed draw term loan facility;

•	the base indenture dated as of May 7, 2019 between BRC and The Bank of New York Mellon Trust Company, N.A., as trustee, together with its applicable supplemental indentures, governing certain of BRC’s outstanding senior notes;

•	the indenture dated as of March 26, 2025 between BRC and GLAS Trust Company LLC, as trustee and collateral agent, together with its applicable supplemental indentures, governing BRC’s 8.00% senior secured second lien notes due January 1, 2028, as more particularly described under the heading “Description of the Business –General Development of the Business” in this Appendix A;

•	the warrant agreements and registration rights agreements, together with their respective amendments, entered into by BRC in connection with the Oaktree Credit Agreement and the 2025 debt exchange transactions, as more particularly described under the heading “Description of the Business –General Development of the Business” in this Appendix A, including agreements between BRC and:

o	Holbrook Income Fund dated March 26, 2025;

o	MassMutual Ascend Life Insurance Company dated May 21, 2025;

o	Annuity Investors Life Insurance Company dated May 28, 2025;

o	C.M. Life Insurance Company dated May 28, 2025;

o	Massachusetts Mutual Life Insurance Company dated May 28, 2025;

o	MassMutual Ascend Life Insurance Company dated May 28, 2025;

o	VR Global Partners, L.P. dated as of June 30, 2025;

o	Great American Insurance Company, Great American Contemporary Insurance Company, and National Interstate Insurance Company dated as of April 7, 2025; and

o	Whitebox Multi-Strategy Partners, LP and Whitebox GT Fund, LP dated as of July 11, 2025;

•	the amended and restated credit agreement dated January 6, 2025 by and among BRPI Acquisition Co LLC, Banc of California and the other parties thereto, as amended from time to time, providing for an initial US$80 million secured term loan, with provisions for incremental term loans of up to US$40 million, bearing interest at Term SOFR plus an applicable margin and with a final maturity date of January 6, 2030;

•	the revolving credit, receivables purchase, security and guaranty agreement dated August 20, 2025 among certain subsidiaries of BRC, including Targus International LLC, Targus US LLC, Hyper Products Inc. and Targus (Canada) Ltd., and FGI Worldwide LLC, as lender and agent, as amended from time to time, providing for a US$30 million secured revolving loan facility with a receivables purchase feature, maturing August 20, 2028, the proceeds of which were used to refinance an existing Targus credit facility;

•	the equity purchase agreement dated June 27, 2025 among B. Riley Advisory Holdings, LLC, B. Riley Advisory US, Inc., B. Riley Financial, Inc., Gallop U.S. Acquireco Inc., and 1001243443 Ontario Inc. relating to the disposition of BRC’s financial consulting business, as more particularly described under the heading “Description of the Business –General Development of the Business” in this Appendix A; and

•	the membership interest purchase agreement dated March 1, 2025 among Atlantic Coast Recycling Holdings, Inc., Atlantic Coast Recycling, LLC, Atlantic Coast Recycling of Ocean County, LLC, and ReVal Group, LLC, B. Riley Financial, Inc., BR Financial Holdings, LLC, B. Riley Environmental Holdings, LLC, BRF Investments, LLC, Mario Gigante, InfraNext Partners Holdings, LLC, Alan Milton, Bruce Papp, Provident Trust Group - Robert Deutschman Roth IRA, Robert Deutschman, Roger Shapiro and Christian Morgan relating to the disposition of BRC’s recycling business.

Experts

The following are the names of persons or entities: (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or attached to this Appendix A; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or BRC.

BDO provided an auditors’ report dated March 31, 2026 in respect of the BRC Annual Financial Statements. BDO reported that they are required to be independent with respect to BRC in accordance with the U.S. federal securities laws and applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States) as at the date of its audit report.

Marcum provided an auditors’ report dated September 19, 2025 (January 29, 2026, as to the effects of discontinued operations) in respect of the consolidated annual financial statements of BRC for the year ended December 31, 2024. Marcum reported that they are required to be independent with respect to BRC in accordance with the U.S. federal securities laws and applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States) as at the date of its audit report.

Schedule A
BRC Financial Statements

(see attached)

BRC GROUP HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

BRC Group Holdings, Inc.

Los Angeles, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of BRC Group Holdings, Inc. (the “Company”) as of December 31, 2025, the related consolidated statements of operations, comprehensive income (loss), equity (deficit), and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 31, 2026 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of material weaknesses.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for New Senior Notes and Related Warrants

As indicated in Note 19 to the consolidated financial statements, during the year ended December 31, 2025, the Company completed five private exchange transactions with institutional investors pursuant to which aggregate principal amounts of $355 million of certain existing senior notes (collectively, the “Exchanged Notes”) owned by the investors were exchanged for $228.4 million aggregate principal amount of new senior notes (the “New Notes), whereupon the Exchanged Notes were cancelled. Further, as indicated in Note 26 to the consolidated financial statements, in conjunction with these debt exchanges, the Company issued seven-year warrants to the investors to purchase up to 913,692 shares of common stock at an exercise price of $10.00 as of December 31, 2025. The Company determined the warrants met the criteria for equity classification and recorded them within equity.

We identified the accounting for the New Notes and related warrants as a critical audit matter because of the complexity involved in the identification and evaluation of each instrument and embedded feature requiring separate accounting recognition and determination of whether warrants should be classified as a liability or in equity. Auditing these elements involved especially challenging auditor judgement and an increased extent of audit effort required to address these matters, including the use of personnel with expertise in relevant technical accounting guidance.

The primary procedures we performed to address this critical audit matter included:

•	Reading and analyzing the terms of the executed New Notes and warrant agreements and the Company’s related technical accounting analyses, including the identification and evaluation of each instrument and embedded feature requiring separate accounting recognition and determination of whether warrants should be classified as a liability or in equity.

•	Utilizing personnel with expertise in relevant technical accounting guidance to assist in evaluating the appropriateness of the Company’s application of the relevant accounting guidance for the New Notes and related warrants.

Accounting for Oaktree Term Loans and Related Warrants

As indicated in Note 18 to the consolidated financial statements, on February 26, 2025, the Company entered into a credit agreement with a group of funds affiliated with Oaktree Capital Management, L.P., consisting of a $125 million secured term loan credit facility and a $35 million secured delayed draw term loan credit facility (collectively, the “Oaktree Term Loans”). At inception, the Company recorded a derivative liability related to a mandatory repayment feature in the Oaktree Term Loans. The Company also issued warrants to the lenders to purchase approximately 1,832,290 shares of the Company’s common stock at an exercise price of $5.14 per share. The Company determined the warrants met the criteria for liability classification and recorded a warrant liability.

We identified the accounting for the Oaktree Term Loans and related warrants as a critical audit matter because of the complexity involved in the identification and evaluation of each instrument and embedded feature requiring separate accounting recognition and determination of whether warrants should be classified as a liability or in equity. Auditing these elements involved especially challenging auditor judgement and an increased extent of audit effort required to address these matters, including the use of personnel with expertise in relevant technical accounting guidance.

The primary procedures we performed to address this critical audit matter included:

•	Reading and analyzing the terms of the executed credit and warrant agreements and the Company’s related technical accounting analyses, including the identification and evaluation of each instrument and embedded feature requiring separate accounting recognition and determination of whether warrants should be classified as a liability or in equity.

•	Utilizing personnel with expertise in relevant technical accounting guidance to assist in evaluating the appropriateness of the Company’s application of relevant accounting guidance for the Oaktree Term Loans and related warrants.

Accounting for Targus/FGI Credit Agreement

As indicated in Note 18 to the consolidated financial statements, on August 20, 2025, the Company entered into a Revolving Credit, Receivables Purchase, Security and Guaranty Agreement (the “Targus/FGI Credit Agreement”) with FGI Worldwide LLC (“FGI”), as agent and for a three-year $30 million revolving loan facility, to refinance and repay all outstanding obligations under the existing Targus Credit Agreement with PNC Bank, National Association.

We identified the accounting for the Targus/FGI Credit Agreement as a critical audit matter because of the complexity involved in the identification and evaluation of each instrument and embedded feature requiring separate accounting recognition. Auditing these elements involved especially challenging auditor judgement and an increased extent of audit effort required to address these matters, including the use of personnel with expertise in relevant technical accounting guidance.

The primary procedures we performed to address this critical audit matter included:

•	Reading and analyzing the terms of the executed Targus/FGI Credit Agreement and the Company’s related technical accounting analyses, including the identification and evaluation of each instrument and embedded feature requiring separate accounting recognition.

•	Utilizing personnel with expertise in relevant technical accounting guidance to assist in evaluating the appropriateness of the Company’s application of relevant accounting guidance for the Targus/FGI Credit Agreement.

Valuation of Certain Level 3 Equity Securities

As indicated in Note 6 to the consolidated financial statements, as of December 31, 2025, the Company held $71.2 million of Level 3 equity securities measured at fair value, of which $25.6 million were measured using the market approach valuation technique and $43.1 million were measured using the Monte Carlo simulation valuation technique. Determining the fair value of certain of these Level 3 equity securities required management to make significant judgments and assumptions, including the selection of the appropriate valuation techniques and significant unobservable inputs.

We identified the valuation of certain Level 3 equity securities measured at fair value as a critical audit matter due to significant management judgment involved in the selection of (i) the appropriate valuation techniques and (ii) significant unobservable inputs which included market multiples for the market approach valuation technique and volatility for the Monte Carlo simulation valuation technique. Auditing these assumptions involved especially subjective and challenging auditor judgment due to the nature of audit evidence and extent of audit effort required to address these matters, including the use of personnel with specialized knowledge and skills.

The primary procedures we performed to address this critical audit matter included:

•	Utilizing personnel with specialized knowledge and skills in valuation to assist in evaluating the appropriateness of the valuation techniques used by management to estimate fair value of certain Level 3 equity securities.

•	Utilizing personnel with specialized knowledge and skills in valuation to assist in testing the unobservable inputs, including (i) market multiples for certain Level 3 equity securities valued using the market approach, and (ii) volatility for certain Level 3 equity securities valued using Monte Carlo simulation.

/s/ BDO USA, P.C.

We have served as the Company’s auditor since 2025.

Los Angeles, California

March 31, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

BRC Group Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of BRC Group Holdings, Inc. (the “Company”) as of December 31, 2024, the related consolidated statements of operations, comprehensive income (loss), equity (deficit) and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

We have served as the Company’s auditor from 2009 to 2025.

Melville, NY

September 19, 2025

(January 29, 2026, as to the effects of discontinued operations)

PART IV. FINANCIAL INFORMATION

Item 15. Financial Statements.

BRC GROUP HOLDINGS, INC.
Consolidated Balance Sheets
(Dollars in thousands, except share and par value)

	December 31,	December 31,
	2025	2024
Assets
Assets:
Cash and cash equivalents(1)	$226,601	$146,852
Restricted cash	2,676	100,475
Due from clearing brokers	51,000	30,713
Securities and other investments owned ($382,461 and $215,225 at fair value(1))	446,843	282,325
Securities borrowed	114,937	43,022
Accounts receivable, net of allowance for credit losses of $6,108 and $6,100	55,473	68,653
Due from related parties	—	189
Loans receivable, at fair value ($2,835 and $51,902 from related parties)	26,303	90,103
Equity investments	90,433	85,487
Prepaid expenses and other assets ($— and $3,449 from related parties(1))	128,650	157,429
Operating lease right-of-use assets	32,109	51,509
Property and equipment, net	17,606	18,679
Goodwill	392,687	392,687
Other intangible assets, net	118,290	146,446
Deferred income taxes	763	13,598
Assets held for sale (Note 5)	—	84,723
Assets of discontinued operations (Note 5)	2,221	70,373
Total assets	$1,706,592	$1,783,263

Liabilities and Equity (Deficit)
Liabilities:
Accounts payable	$41,463	$51,238
Accrued expenses and other liabilities(1) ($6,400 and $— at fair value)	154,780	185,745
Deferred revenue	49,907	58,148
Deferred income taxes	4,109	5,462
Due to related parties and partners	—	3,404
Securities sold not yet purchased, at fair value	9,809	5,675
Securities loaned	97,321	27,942
Operating lease liabilities	40,902	58,499
Notes payable	—	28,021
Loan participations sold	—	6,000
Revolving credit facility	6,638	16,329
Term loans, net	119,297	199,429
Senior notes payable, net	1,301,798	1,530,561
Liabilities held for sale (Note 5)	—	41,505
Liabilities of discontinued operations (Note 5)	830	21,321
Total liabilities	1,826,854	2,239,279

Commitments and contingencies (Note 30)

BRC Group Holdings, Inc. stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; 4,563 shares issued and outstanding and liquidation preference of $122,142 and $114,082	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 30,597,066 and 30,499,931 shares issued and outstanding	3	3
Additional paid-in capital	598,022	589,387
Accumulated deficit	(763,286)	(1,070,996)
Accumulated other comprehensive loss	(6,272)	(6,569)
Total BRC Group Holdings, Inc. stockholders’ deficit	(171,533)	(488,175)
Noncontrolling interests(1)	51,271	32,159
Total deficit	(120,262)	(456,016)
Total liabilities and deficit	$1,706,592	$1,783,263

(1) At December 31, 2025, the balance sheet includes cash of $446, securities and other investments owned, at fair value, of $682, prepaid and other expenses of $3,737, accrued expenses and other liabilities of $28 and noncontrolling interest of $4,192 of consolidated variable interest entities (see Note 3 - Variable Interest Entities).

The accompanying notes are an integral part of these consolidated financial statements.

BRC GROUP HOLDINGS, INC.

Consolidated Statements of Operations

(Dollars in thousands, except share and per share data)

	Year Ended December 31,
	2025	2024
Revenues:
Services and fees ($12,543 and $18,575 from related parties)	$633,836	$783,304
Trading gains (losses), net	125,530	(57,007)
Fair value adjustments on loans ($2,061 and $(328,671) from related parties)	(448)	(325,498)
Interest income - loans ($1,910 and $33,186 from related parties)	10,574	54,141
Interest income - securities lending	6,993	70,862
Sale of goods	191,114	220,619
Total revenues	967,599	746,421

Operating expenses:
Direct cost of services	139,417	213,901
Cost of goods sold	145,364	167,634
Selling, general and administrative expenses	599,748	689,410
Restructuring charge (Note 22)	195	1,522
Impairment of goodwill and tradenames	1,500	105,373
Interest expense - Securities lending and loan participations sold	5,794	66,128
Total operating expenses	892,018	1,243,968
Operating income (loss)	75,581	(497,547)

Other income (expense):
Interest income	3,710	3,600
Dividend income	1,818	4,462
Realized and unrealized gains (losses) on investments	62,718	(263,686)
Change in fair value of financial instruments and other	11,349	4,471
Gain on sale and deconsolidation of businesses	86,213	306
Gain on senior note exchange	67,208	—
Income from equity investments	34,996	31
Loss on extinguishment of debt	(21,298)	(18,725)
Interest expense	(92,736)	(133,308)
Income (loss) from continuing operations before income taxes	229,559	(900,396)
Benefit from (provision for) income taxes	9,885	(22,013)
Income (loss) from continuing operations	239,444	(922,409)
Income from discontinued operations, net of income taxes	70,841	147,470
Net income (loss)	310,285	(774,939)
Net income (loss) attributable to noncontrolling interests	2,870	(10,665)
Net income (loss) attributable to BRC Group Holdings, Inc.	307,415	(764,274)
Preferred stock dividends	8,060	8,060
Net income (loss) available to common shareholders	$299,355	$(772,334)

Basic net income (loss) per common share:
Continuing operations	$7.48	$(30.38)
Discontinued operations	$2.32	$4.92
Basic income (loss) per common share	$9.80	$(25.46)
Diluted net income (loss) per common share:
Continuing operations	$7.48	$(30.38)
Discontinued operations	$2.32	$4.92
Diluted income (loss) per common share	$9.80	$(25.46)

Weighted average basic common shares outstanding	30,555,258	30,336,274
Weighted average diluted common shares outstanding	30,555,258	30,336,274

The accompanying notes are an integral part of these consolidated financial statements.

BRC GROUP HOLDINGS, INC.

Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands)

	Year Ended December 31,
	2025	2024
Net income (loss)	$310,285	$(774,939)
Other comprehensive income (loss):
Reclassifications out of accumulated other comprehensive loss into (loss) income from discontinued operations	157	(2,244)
Change in cumulative translation adjustment	140	(4,554)
Other comprehensive income (loss), net of tax	297	(6,798)
Total comprehensive income (loss)	310,582	(781,737)
Comprehensive income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	2,870	(10,665)
Comprehensive income (loss) attributable to BRC Group Holdings, Inc.	$307,712	$(771,072)

The accompanying notes are an integral part of these consolidated financial statements.

BRC GROUP HOLDINGS, INC.

Consolidated Statements of Equity (Deficit)

(Dollars in thousands, except share and per share data)

							Accumulated
					Additional		Other		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive	Noncontrolling	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Loss) Income	Interests	(Deficit)
Balance, December 31, 2023	4,563	$—	29,937,067	$3	$572,170	$(281,285)	$229	$68,449	$359,566
ESPP shares issued and vesting of restricted stock, net of shares withheld for employer taxes	—	—	325,961	—	(3,218)	—	—	—	(3,218)
Common stock issued upon exercise of warrants	—	—	200,000	—	653	—	—	—	653
Common stock issued in extinguishment of senior notes	—	—	36,903	—	1,011	—	—	—	1,011
Share based payments	—	—	—	—	18,774	—	—	—	18,774
Share based payments in equity of subsidiary	—	—	—	—	140	—	—	—	140
Vesting of shares in equity of subsidiary	—	—	—	—	(143)	—	—	143	—
Dividends on common stock ($1.00 per share), net of forfeitures	—	—	—	—	—	(17,377)	—	—	(17,377)
Dividends on Series A preferred stock ($0.4296875 per depository share)	—	—	—	—	—	(4,872)	—	—	(4,872)
Dividends on Series B preferred stock ($0.4609375 per depository share)	—	—	—	—	—	(3,188)	—	—	(3,188)
Net loss	—	—	—	—	—	(764,274)	—	(10,665)	(774,939)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(9,119)	(9,119)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	3,947	3,947
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	4,650	4,650
Disposition of noncontrolling interests	—	—	—	—	—	—	—	(25,246)	(25,246)
Other comprehensive loss	—	—	—	—	—	—	(6,798)	—	(6,798)
Balance, December 31, 2024	4,563	$—	30,499,931	$3	$589,387	$(1,070,996)	$(6,569)	$32,159	$(456,016)
Common stock issued in connection with employment agreement	—	—	100,000	—	295	—	—	—	295
RSU equity awards reclassified to liability	—	—	—	—	(2,138)	—	—	—	(2,138)
Common stock forfeited	—	—	(2,865)	—	—	—	—	—	—
Warrants issued	—	—	—	—	1,848	—	—	—	1,848
Share based payments	—	—	—	—	8,678	—	—	—	8,678
Share based payments in equity of subsidiary	—	—	—	—	23	—	—	3,538	3,561
Vesting of shares in equity of subsidiary	—	—	—	—	(71)	—	—	—	(71)
Dividend forfeitures on unvested equity awards	—	—	—	—	—	295	—	—	295
Net income	—	—	—	—	—	307,415	—	2,870	310,285
Distributions to noncontrolling interests and other	—	—	—	—	—	—	—	(4,283)	(4,283)
Common stock issuance in equity of subsidiary	—	—	—	—	—	—	—	1,575	1,575
Disposition from sale and deconsolidation of businesses	—	—	—	—	—	—	—	2,918	2,918
Initial consolidation of VIE	—	—	—	—	—	—	—	12,494	12,494
Other comprehensive income	—	—	—	—	—	—	297	—	297
Balance, December 31, 2025	4,563	$—	30,597,066	$3	$598,022	$(763,286)	$(6,272)	$51,271	$(120,262)

The accompanying notes are an integral part of these consolidated financial statements.

BRC GROUP HOLDINGS, INC.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year Ended December 31,
	2025	2024
Cash flows from operating activities(1):
Net income (loss)	$310,285	$(774,939)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	35,174	45,405
Provision for losses on accounts receivable	4,021	5,993
Share-based compensation	13,974	19,054
Fair value and remeasurement adjustments ($(2,061) and $328,671 from related parties)	(15,956)	327,630
Non-cash interest and other ($(268) and $(32,256) from related parties)	10,951	(23,259)
Depreciation of rental merchandise	13,068	15,092
Net foreign currency gains	(473)	(247)
Income from equity investments	(34,996)	(31)
Dividends from equity investments	397	159
Deferred income taxes	11,482	25,888
Impairment of goodwill and tradenames	1,500	105,373
Gain on disposal of discontinued operations	(66,795)	(217,504)
(Gain) loss on sale or disposal of fixed assets and other	(1,021)	143
Gain on sale and deconsolidation of businesses	(86,213)	(306)
Loss on extinguishment of debt	21,298	19,158
Gain on senior note exchange	(67,208)	—
Income allocated and fair value adjustment for mandatorily redeemable noncontrolling interests	—	1,170
Change in operating assets and liabilities:
Amounts due to/from clearing brokers	(20,288)	20,622
Securities and other investments owned	(165,366)	699,616
Securities borrowed	(71,915)	2,827,917
Accounts receivable	6,789	2,230
Prepaid expenses and other assets ($(3,449) and $8,353 from related parties)	4,439	26,040
Accounts payable, accrued expenses and other liabilities	(24,622)	(14,120)
Amounts due to/from related parties and partners	(3,303)	(1,250)
Securities sold not yet purchased	4,134	(2,926)
Deferred revenue	(8,202)	(11,993)
Securities loaned	69,135	(2,831,364)
Net cash (used in) provided by operating activities	(59,711)	263,551
Cash flows from investing activities(1):
Purchases of loans receivable ($78,458 and $57,615 from related parties)	(125,755)	(118,721)
Repayments of loans receivable ($123,419 and $74,770 by related parties)	183,527	149,047
Proceeds from sale of loans receivable ($6,611 and $— from related parties)	10,415	31,012
Proceeds from loan participations sold	4,475	5,980
Acquisition of businesses and minority interest, net of $— and $604 cash acquired	—	(19,142)
Proceeds from sale of business, net of cash sold and other	94,938	261
Purchases of property, equipment and intangible assets	(11,317)	(7,952)
Proceeds from sale of property, equipment, intangible assets, and other	7,588	—
Distributions from equity investments	39,841	—
Consolidation of VIE	359	—
Proceeds from sale of discontinued operations, net of $(3,344) cash sold	114,032	—
Sale of Great American Group	—	167,064
Sale of Brands Interests, net of $(585) cash sold	—	234,050
Purchases of equity and other investments	(6,621)	(1,065)
Net cash provided by investing activities	311,482	440,534
Cash flows from financing activities(1):
Proceeds from revolving line of credit	132,440	89,274
Repayment of revolving line of credit	(142,131)	(116,746)
Proceeds from note payable	850	15,000
Repayment of notes payable and other	(13,740)	(6,653)
Proceeds from term loan	235,550	—
Repayment of term loan	(318,253)	(444,770)
Redemption of senior notes	(145,302)	(140,491)
Repurchases and payments on senior notes	(9,783)	—
Payment of debt issuance and offering costs	(13,296)	(3,484)
Payment of contingent consideration	(1,424)	(12,921)
ESPP and payment of employment taxes on vesting of restricted stock	—	(3,218)
Common dividends paid	—	(33,731)
Preferred dividends paid	—	(8,060)
Distributions to noncontrolling interests	(4,283)	(10,747)
Contributions from noncontrolling interests	—	3,947
Proceeds from exercise of warrants	—	653
Net cash used in financing activities	(279,372)	(671,947)
(Decrease) increase in cash, cash equivalents and restricted cash(1)	(27,601)	32,138
Effect of foreign currency on cash, cash equivalents and restricted cash(1)	202	(9,301)
Net (decrease) increase in cash, cash equivalents and restricted cash(1)	(27,399)	22,837
Cash, cash equivalents and restricted cash from continuing operations, beginning of year	248,651	218,546
Cash, cash equivalents and restricted cash from discontinued operations, beginning of year	8,025	15,293
Cash, cash equivalents and restricted cash, beginning of year	256,676	233,839
Cash, cash equivalents and restricted cash from continuing operations, end of year(2)
	229,277	248,651
Cash, cash equivalents and restricted cash from discontinued operations, end of year	—	8,025
Cash, cash equivalents and restricted cash, end of year(1)(2)	$229,277	$256,676

Supplemental disclosure of cash flow information:
Interest paid	$97,040	$240,298
Taxes paid	5,227	6,924

Supplemental disclosure of non-cash investing and financing activities:
Transfer of loans to held for sale from loans receivable at fair value	$8,876	$30,927
Issuance of common stock in equity of subsidiary	1,575	—
Issuance of warrants for term loan	7,860	—
Recognition of derivative liability for term loan exit fee	11,244	—
Disposition of noncontrolling interests through sale and deconsolidation of businesses	2,918	—
Capital from noncontrolling interest upon initial consolidation of VIE	12,494	—
Reclassification of restricted stock units from equity to liability	2,138	—
Operating lease right-of-use assets obtained in exchange for lease liabilities	465	3,720
Exchange of senior notes:
Redemption of 5.50% senior notes due March 2026	115,844	—
Redemption of 6.50% senior notes due September 2026	2,061	—
Redemption of 5.00% senior notes due December 2026	146,448	—
Redemption of 6.00% senior notes due January 2028	51,134	—
Redemption of 5.25% senior notes due August 2028	39,486	—
Issuance of 8.00% new notes due January 2028	277,007	—
Redemption of 6.375% senior notes due February 2025	—	1,130
Issuance of common stock	—	1,011
Receipt of note receivable upon sale of certain assets	—	2,000
Conversion of loan receivable at fair value into equity securities	—	53,530
Conversion of DIP loan to purchase consideration equity for purchase of Nogin	—	37,700
Receipt of loans receivable related to sale of Great American Group	—	16,698
Receipt of noncontrolling equity interest related to sale of Great American Group	—	82,462

(1) Amounts presented contain results from both continuing and discontinued operations. Refer to Note 5 – Discontinued Operations and Assets Held for Sale for additional information regarding cash flow associated with the results of discontinued operations.

(2)	Includes cash from assets held for sale of $1,324 in 2024.

The accompanying notes are an integral part of these consolidated financial statements.

BRC GROUP HOLDINGS, INC.

(Dollars in thousands, except share and per share data)

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS OPERATIONS

BRC Group Holdings, Inc. and its subsidiaries (collectively, the “Company”) provide investment banking, brokerage, wealth management, asset management, direct lending, and business advisory services to a broad client base spanning public and private companies, financial sponsors, investors, financial institutions, legal and professional services firms, and individuals. The Company’s telecom businesses provide consumer and business services including traditional, mobile and cloud phone, internet and data, security, and email, and its retail companies provide mobile computing accessories and home furnishings.

The Company operates in seven reportable operating segments: (i) Capital Markets, through which the Company provides an array of investment banking, equity research, institutional sales and trading, securities lending, proprietary trading, and investing services to publicly traded and privately held companies, institutional investors, and financial sponsors, and direct lending services to middle market companies; (ii) Wealth Management, through which the Company provides wealth management and tax services to corporate and high-net-worth clients; (iii) Lingo Management, LLC and its subsidiary Bullseye Telecom (together, “Lingo”), a global cloud/unified communications (“UC”) and managed service provider to Enterprise and Small to Medium Businesses in the United States; (iv) magicJack VoIP Services, LLC and related subsidiaries (“magicJack”), a non-interconnected Voice-over-IP (VoIP) cloud-based communications service provider that offers related devices and subscription services within the United States and Canada; (v) Marconi Wireless Holdings, LLC (“Marconi Wireless”), a mobile virtual network operator that provides mobile phone voice, text, and data services and devices using the Credo Mobile brand; (vi) United Online, Inc. (“UOL”), an Internet access provider that offers dial-up and digital subscriber line (“DSL”) services under the NetZero and Juno brands across the United States; and (vii) Consumer Products, which generates revenue through sales of laptop and computer accessories.

As discussed below, the Company’s previously reported Financial Consulting segment met the requirements to be classified as discontinued operations. The financial results of this business whose disposal represents a strategic shift that has, or will have, a major effect on our operations are reported as discontinued operations in the accompanying consolidated balance sheets and statements of operations. Additionally, the assets and liabilities of a portion of the Company’s Wealth business and its Atlantic Coast Recycling business met the criteria to be classified as held for sale and were reflected as amounts held for sale in the accompanying consolidated balance sheets. Certain prior-year amounts have also been reclassified to conform to the current-year’s presentation as a result of discontinued operations. The Company’s reporting segments have also been changed for the effects of the discontinued operations. For more information, see Note 5 - Discontinued Operations and Assets Held for Sale.

Liquidity

For the year ended December 31, 2025, the Company generated net income of $307,415. During the year ended December 31, 2025, the Company completed the sale of the Company’s majority owned subsidiary Atlantic Coast Recycling, LLC on March 3, 2025 for proceeds of approximately $68,638. The Company also completed (a) the partial sale of the Wealth Management business for $26,037 on April 4, 2025, as more fully described in Note 5 - Discontinued Operations and Assets Held for Sale, and (b) the sale of the Company’s financial consulting business on June 27, 2025 for $117,800.

As discussed in more detail in Note 19 - Senior Notes Payable, during the year ended December 31, 2025, the Company completed five private exchange transactions with institutional investors pursuant to which aggregate principal amounts of approximately $115,844 of the 5.50% Senior Notes due March 2026, $2,061 of the 6.50% Senior Notes Payable due September 2026, $146,448 of the 5.00% Senior Notes due December 2026, $51,135 of the 6.00% Senior Notes due January 2028, and $39,485 of the 5.25% Senior Notes due August 2028 (collectively, the “Exchanged Notes”) owned by the investors were exchanged for approximately $228,423 aggregate principal amount of 8.00% Senior Secured Second Lien Notes due 2028 (the “New Notes”), whereupon the Exchanged Notes were cancelled.

After the completion of the Exchanged Notes described above, the Company has approximately $101,596 of 5.50% Senior Notes due March 31, 2026, $178,271 of 6.50% Senior Notes due September 30, 2026, and $177,333 of 5.00% Senior Notes due December 31, 2026, as more fully described in Note 19 - Senior Notes Payable. The Company believes that the current cash and cash equivalents, securities and other investments owned, and funds available under our credit facilities will be sufficient to meet our working capital, capital expenditure requirements, and debt service obligations due the next 12 months from issuance date of the accompanying financial statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of BRC Group Holdings, Inc. and its wholly owned and majority-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany accounts and transactions have been eliminated upon consolidation. Certain prior-year amounts have also been reclassified to conform to the current-year’s presentation as a result of held for sale and discontinued operations, see Note 5 - Discontinued Operations and Assets Held For Sale.

The Company consolidates all entities that it controls through a majority voting interest. In addition, the Company performs an analysis to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity (“VIE”) including ongoing reassessments of whether it is the primary beneficiary of a VIE. See Note 2(e) - Variable Interest Entities for further discussion.

(b) Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expense during the reporting period. Estimates are used when accounting for certain items such as valuation of securities, allowance for credit losses, the fair value of loans receivables, intangible assets and goodwill, share based arrangements, contingent consideration, embedded derivatives, warrant and warrant liabilities, accounting for income tax valuation allowances, and sales returns and allowances. Estimates are based on historical experience, where applicable, and assumptions that management believes are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may significantly differ.

(c) Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Restricted cash was $2,676 and $100,475 as of December 31, 2025 and 2024, respectively. As of December 31, 2025, restricted cash primarily consisted of cash held in escrow and cash collateral for leases and loans, which included amounts subject to Deposit Account Control Agreements (“DACA”) with lenders in which the Company assigned the rights to the collateral accounts to the lenders. As of December 31, 2024, restricted cash primarily consisted of cash collateral for leases and cash used for the full redemption of the 6.375% Senior Notes due on February 28, 2025.

(d) Due from/to Brokers, Dealers, and Clearing Organizations

The Company clears all of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount receivable from or payable to the clearing brokers represents the net of proceeds from unsettled securities sold, the Company’s clearing deposits and amounts receivable for commissions less amounts payable for unsettled securities purchased by the Company and amounts payable for clearing costs and other settlement charges. This amount also includes the cash collateral received for securities loaned less cash collateral for securities borrowed. Any amounts payable would be fully collateralized by all of the securities owned by the Company and held on deposit at the clearing broker.

(e) Variable Interest Entities

The Company holds interests in various entities that meet the characteristics of a VIE. Interests in these entities are generally in the form of equity interests, loans receivable, or fee arrangements.

The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and reconsiders that conclusion at each reporting date. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly by the Company or indirectly through related parties.

The party with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (a) which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; (b) which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE; (c) the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders; (d) the terms between the VIE and its variable interest holders and other parties involved with the VIE; and (e) related-party relationships with other parties that may also have a variable interest in the VIE. See Note 3 - Variable Interest Entities and Note 20 - Noncontrolling Interests for a variable interest entity consolidated during the period.

(f) Fair Value Measurements

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) for identical instruments that are highly liquid, observable, and actively traded in over-the-counter markets. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations whose inputs are observable and can be corroborated by market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company’s securities and other investments owned and securities sold and not yet purchased are comprised of common and preferred stocks and warrants, corporate bonds, and investments in partnerships. Investments in common stocks that are based on quoted prices in active markets are included in Level 1 of the fair value hierarchy. The Company also holds loans receivable valued at fair value, nonpublic common and preferred stocks and warrants for which there is little or no public market and fair value is determined by management on a consistent basis. For investments where little or no public market exists, management’s determination of fair value is based on the best available information which may incorporate management’s own assumptions and involves a significant degree of judgment, taking into consideration various factors including earnings history, financial condition, recent sales prices of the issuer’s securities and liquidity risks. These investments are included in Level 3 of the fair value hierarchy. Investments in partnership interests include investments in private equity partnerships that primarily invest in equity securities, bonds, and direct lending funds. The Company also invests in priority investment funds and the underlying securities held by these funds are primarily corporate and asset-backed fixed income securities and restrictions exist on the redemption of amounts invested by the Company. The Company’s partnership and investment fund interests are valued based on the Company’s proportionate share of the net assets of the partnerships and funds; the value for these investments is derived from the most recent statements received from the general partner or fund administrator. These partnership and investment fund interests are valued at net asset value (“NAV”) and are excluded from the fair value hierarchy in the table in Note 6 - Fair Value Measurements.

The investments in nonpublic entities that do not report NAV are measured at cost, adjusted for observable price changes and impairments, with changes recognized in realized and unrealized gains (losses) on investments in the accompanying consolidated statements of operations. These investments are evaluated on a nonrecurring basis based on the observable price changes in orderly transactions for the identical or similar investment of the same issuer. Further adjustments are not made until another observable transaction occurs. Therefore, the determination of fair values of these investments in nonpublic entities that do not report NAV does not involve significant estimates and assumptions or subjective and complex judgments. Investments in nonpublic entities that do not report NAV are subject to a qualitative assessment for indicators of impairment. If indicators of impairment are present, the Company is required to estimate the investment’s fair value and immediately recognize an impairment charge in an amount equal to the investment’s carrying value in excess of its estimated fair value.

The Company measures certain assets at fair value on a nonrecurring basis. These assets include equity method investments for which the measurement alternative has been elected, adjusted to fair value based on observable price changes or impairment, assets acquired and liabilities assumed in an acquisition or in a nonmonetary exchange, and property, plant and equipment and intangible assets that are written down to fair value when they are held for sale or determined to be impaired.

The Company has elected to measure certain loans and equity investments at fair value to provide management with a more relevant representation for evaluating risk, performance reporting, market conditions, and economic events in earnings on a more timely basis and to provide reporting of the current value of those assets in the consolidated balance sheets.

(g) Securities and Other Investments Owned and Securities Sold Not Yet Purchased

Securities and other investments owned consist of equity securities including common and preferred stocks, warrants, and options, corporate bonds, and other fixed income securities including government and agency bonds, loans receivable valued at fair value, and investments in partnerships that are accounted for at fair value (see Note 2(f) - Fair Value Measurements). Equity securities also include investments in public and private companies that are accounted for under the fair value option where the Company would otherwise use the equity method of accounting. Investments become subject to the equity method of accounting when the Company possesses the ability to exercise significant influence, but not control, over the operating and financial policies of the investee. Refer to Note 2(k) - Equity Method Investments for more information regarding equity method investments. Dividend income received from equity investments accounted for under the fair value option are recorded to other income in the consolidated statements of operations.

Securities sold, but not yet purchased are securities the Company has sold that it does not own (i.e., securities sold short) and, therefore, the Company is obligated to purchase such securities at a future date. The Company has recorded this obligation on its consolidated balance sheets at the fair value of the securities borrowed. There is an element of off-balance sheet risk in that, if the securities sold short increase in value, it will be necessary to purchase the securities sold short at a cost in excess of the obligation reflected on the consolidated balance sheets. Changes in the fair value of securities sold short are recognized in the results of operations in the period in which they occur.

Securities and other investments owned also includes equity investments in nonpublic entities that do not have a readily determinable fair value. For these investments the Company has elected to apply the measurement alternative under which they are measured at cost and adjusted for observable price changes and impairments. Observable price changes result from, among other things, equity transactions for the same issuer executed during the reporting period, including subsequent equity offerings or other reported equity transactions related to the same issuer. For these transactions to be considered observable price changes of the same issuer, the Company evaluates whether these transactions have similar rights and obligations, including voting rights, distribution preferences, conversion rights, and other factors, to the investments we hold. Refer to Note 7 - Securities And Other Investments Owned And Securities Sold Not Yet Purchased.

(h) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded based upon the amount of cash advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral recalled, when deemed appropriate.

The Company accounts for securities lending transactions as secured borrowings. The Company does not net securities borrowed and securities loaned and these items are presented on a gross basis in the consolidated balance sheets. Refer to Note 8 - Securities Lending.

(i) Accounts Receivable

Accounts receivable represents amounts due from the Company’s Capital Markets, Wealth Management, Lingo, magicJack, Marconi Wireless, UOL and Consumer Products customers. The Company maintains an allowance for credit losses for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management utilizes the expected loss model, which includes the pooling of receivables using the aging method, historical losses, current market conditions, and reasonable supportable forecasts of expected losses. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers. The Company’s bad debt expense and changes in the allowance for credit losses are included in Note 9 - Accounts Receivable.

(j) Loans Receivable

The Company elected the fair value option for all outstanding loans receivable. Management evaluates the performance of the loan portfolio on a fair value basis. Under the fair value option, loans receivable are measured at each reporting period based upon their exit value in an orderly transaction, and unrealized gains or losses are included in the “Fair value adjustments on loans” line item in the accompanying consolidated statements of operations. At the time of origination, the Company’s loans receivable are collateralized by the assets of borrowers and other pledged collateral and may have guarantees to provide for protection of the payments due on loans receivable.

Interest income on loans receivable is recognized based on the stated interest rate of the loan on the unpaid principal balance and is included in the “Interest income - loans” line item in the accompanying consolidated statements of operations.

(k) Equity Method Investments

Equity investments are accounted for under the equity method if the Company is able to exercise significant influence, but not control, over an investee. The ability to exercise significant influence is presumed when the Company possesses more than 20% of the voting interests of the investee. However, the Company may have the ability to exercise significant influence over the investee when the Company owns less than 20% of the voting interests of the investee depending on the facts and circumstances that demonstrate that the ability to exercise influence is present, such as when the Company has representation on the board of directors of such investee. Equity investments that are accounted for under the equity method of accounting are included in the “Equity investments” line item in the accompanying consolidated balance sheets. The Company’s share of earnings or losses from equity method investees are included in the “Income from equity investments” line item in the accompanying consolidated statements of operations. The investments are evaluated for impairment annually and when facts and circumstances indicate that the carrying value may not be recoverable. If a decline in fair value is determined to be other than temporary, an impairment charge is recorded in “Change in fair value of financial instruments and other” line item in the accompanying consolidated statements of operations.

(l) Inventories

Inventories are substantially all finished goods from the Consumer Products and magicJack, Marconi Wireless and UOL segments and are stated at the lower of cost, determined on the first-in, first-out (FIFO) basis, or net realizable value. The Company maintains an allowance for excess and obsolete inventories to reflect its estimate of realizable value of the inventory based on historical sales and recoveries. Inventories are included in prepaid and other assets in the consolidated balance sheets. Refer to Note 12 - Prepaid Expenses and Other Assets.

(m) Rental Merchandise

Rental merchandise is only related to bebe from the Corporate and All Other category and is carried at cost, net of accumulated depreciation. When initially purchased, merchandise is not depreciated until it is leased to its rent-to-own customers. Leased merchandise is depreciated over the lease term of the rental agreement and recorded as cost of sales. Rental merchandise that is returned is depreciated from the net book value on the day of the return on a straight-line basis for 24 months until the item is leased again or reaches a zero-dollar salvage value. Damaged or lost merchandise is written off monthly. Rental merchandise is included in prepaid and other assets in the consolidated balance sheets. Refer to Note 12 - Prepaid Expenses and Other Assets.

(n) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Property and equipment held under finance leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Refer to Note 13 - Property and Equipment.

(o) Goodwill and Other Intangible Assets

Goodwill includes the excess of the purchase price over the fair value of net assets acquired in business combinations and the acquisition of noncontrolling interests.

Goodwill and other intangibles with indefinite lives are tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. The Company performs impairment tests for goodwill and other intangible assets with indefinite lives as of December 31 of each year and between annual impairment tests if an event occurs or circumstances change that would more likely than not reduce the fair values of the Company’s reporting units or asset group below their carrying values.

Management may perform a qualitative analysis to determine whether it is more likely than not that the fair value of a reporting unit is less than its corresponding carrying value. If management determines the reporting unit’s fair value is more likely than not less than its carrying value, a quantitative analysis will be performed to compare the fair value of the reporting unit with its corresponding carrying value. If the conclusion of the quantitative analysis is that the fair value is in fact less than the carrying value, management will recognize a goodwill impairment charge for the amount by which the reporting unit’s carrying value exceeds its fair value. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. The Company operates eight reporting units, which are the same as its reportable segments as described in Note 29 - Business Segments: Capital Markets, Wealth Management, Lingo, magicJack, Marconi Wireless, UOL, and Consumer Products, plus Corporate and All Other, which is not a reportable segment. Significant judgment is required to estimate the fair value of reporting units which includes estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment.

The Company reviews the carrying value of its finite-lived amortizable intangibles and other long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset or asset group, if any, exceeds its fair value.

(p) Leases

The Company determines if an arrangement is, or contains, a lease at the inception date and reviews leases for finance or operating classification once control is obtained. Operating leases with terms greater than twelve months are included in right-of-use assets, with the related liabilities included in operating lease liabilities in the consolidated balance sheets. Finance leases are included in prepaid expenses and other assets, with the related liabilities included in accrued expenses and other liabilities in the consolidated balance sheets.

Operating and finance lease assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating and finance lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company uses its estimated incremental borrowing rate, which is the rate for a fully collateralized fully amortizing loan with a maturity similar to the lease, in determining the present value of lease payments. Variable components of the lease payments such as fair market value adjustments, utilities, and maintenance costs are expensed as incurred and not included in determining the present value. The Company’s lease terms include rent escalations and options to extend or terminate the lease when it is reasonably certain that it will exercise that option. Lease expense is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components which are accounted for as a single lease component. Our finance leases are immaterial. Refer to Note 16 - Leasing Arrangements.

(q) Revenue Recognition

Revenues are recognized when control of the promised goods or performance obligations for services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services.

Revenues from contracts with customers in the Capital Markets segment, Wealth Management segment, Lingo segment, magicJack segment, Marconi Wireless segment, UOL segment, Consumer Products segment and the Corporate and All Other category are primarily comprised of the following:

Capital Markets segment

Fees earned from corporate finance and investment banking services are derived from debt, equity and convertible securities offerings in which the Company acted as an underwriter or placement agent. Fees from underwriting activities are recognized as revenues on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. Fees are also earned from financial advisory and consulting services rendered in connection with client mergers, acquisitions, restructurings, recapitalizations and other strategic transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Fees earned from corporate finance and investment banking services are generally received within 90 days.

Revenues from sales and trading are recognized when the performance obligation is satisfied and include commissions resulting from equity securities transactions executed as agent or principal and are recorded on a trade date basis and fees paid for equity research. Fees from sales and trading are generally received on a weekly basis.

Revenues from other sources in the Capital Markets segment is primarily comprised of (i) interest income from loans receivable and securities lending activities, (ii) related trading gains (losses), net from market making activities, the commitment of capital to facilitate customer orders and fair value adjustments on loans, (iii) trading activities from investments in securities for the Company’s account, and (iv) other income.

Interest income from securities lending activities consists of interest income from equity and fixed income securities that are borrowed from one party and loaned to another. The Company maintains relationships with a broad group of banks and broker-dealers to facilitate the sourcing, borrowing and lending of equity and fixed income securities in a “matched book” to limit the Company’s exposure to fluctuations in the market value or securities borrowed and securities loaned.

Wealth Management segment

Fees from wealth management asset advisory services consist primarily of investment advisory fees that are recognized over the period the performance obligation for the services is provided. Investment advisory and asset management fees are primarily comprised of fees for investment services and are generally based on the dollar amount of the assets being managed. Investment advisory fee revenues as a principal registered investment advisor (“RIA”) are recognized on a gross basis. Asset management fee revenues as an agent are recognized on a net basis. Fees from investment advisory and asset advisory services are generally received monthly with quarterly adjustments.

Revenues from sales and trading are recognized when the performance obligation is satisfied and include commissions resulting from equity securities transactions executed as agent and are recorded on a trade date basis. Fees from sales and trading are generally received on a weekly basis.

Lingo segment

Revenues in the Lingo segment are primarily comprised of resale of landline voice services, internet services, mobile voice services, managed services and other ancillary services, as well as the sale of cloud/UC services to enterprises to small-medium size business and residential customers.

Telecommunication service revenues are mostly billed in advance and recognized over the service period in which the transaction price has been determinable and the related performance obligations for services are provided to the customer. Fees charged to customers in advance are initially recorded in the consolidated balance sheets as deferred revenue and then recognized over the service period as the performance obligations are provided. For services billed in arrears, such as usage, revenue is recognized in the period it occurred. Payments on services billed are generally received within thirty days.

For services offered by the Company in the Lingo segment that include third-party providers, the Company evaluates whether it is acting as the principal or as the agent with respect to the goods or services provided to the customer. This principal-versus-agent assessment involves judgment and focuses on whether the facts and circumstances of the arrangement indicate that the goods or services were controlled by the Company prior to transferring them to the customer. To evaluate if the Company has control, it considers various factors including whether it is primarily responsible for fulfillment, bears risk of loss in billing the customer and has discretion over pricing.

magicJack segment

Revenues in the magicJack segment are primarily comprised of subscription services revenues which consist of revenues from the sale of the magicJack access rights; revenues from access rights renewals and mobile apps; revenues from custom, vanity and Canadian phone numbers; and revenues from usage of prepaid international minutes; revenues from access and wholesale charges; and magicJack for Business phones service revenues. Products revenues consist of revenues from the sale of magicJack devices and magicJack for Business phones, including the related shipping and handling fees, if applicable.

Subscription service revenues are recognized over time in the service period in which the transaction price has been determinable and the related performance obligations for services are provided to the customer. Fees charged to customers in advance are initially recorded in the consolidated balance sheets as deferred revenue and then recognized ratably over the service period as the performance obligations are provided.

For services offered by the Company in the magicJack segment that include third-party providers, the Company evaluates whether it is acting as the principal or as the agent with respect to the goods or services provided to the customer. This principal-versus-agent assessment involves judgment and focuses on whether the facts and circumstances of the arrangement indicate that the goods or services were controlled by the Company prior to transferring them to the customer. To evaluate if the Company has control, it considers various factors including whether it is primarily responsible for fulfillment, bears risk of loss in billing the customer, and has discretion over pricing.

Product revenues for hardware and shipping are recognized at the time of delivery. Revenues from sales of devices and services represent revenues recognized from sales of the magicJack devices to retailers or direct to customers, net of returns, and rights to access the Company’s servers over the period associated with the access right period. The transaction price for devices is allocated between equipment and service based on stand-alone selling prices. Revenues allocated to devices are recognized upon delivery (when control transfers to the customer), and service revenue is recognized ratably over the service term. The Company estimates the return of magicJack device direct sales as part of the transaction price using a six-month rolling average of historical returns.

Marconi Wireless segment

Revenues in the Marconi Wireless segment are primarily comprised of revenues from mobile phone voice, text, and data services and other ancillary charges. Products revenues consist of revenues from the sale of mobile phones.

For services offered by the Marconi Wireless segment that include third-party providers, the Company evaluates whether it is acting as the principal or as the agent with respect to the goods or services provided to the customer. This principal-versus-agent assessment involves judgment and focuses on whether the facts and circumstances of the arrangement indicate that the goods or services were controlled by the Company prior to transferring them to the customer.

To evaluate if the Company has control, it considers various factors including whether it is primarily responsible for fulfillment, bears risk of loss in billing the customer, and has discretion over pricing.

Revenues from mobile phone voice, text, and data services are recognized over the service period and are typically billed monthly with payments received within less than thirty days. Product revenues for mobile phones are recognized at the time of delivery with payments received upfront prior to shipping. The Company estimates the return of mobile phones as part of the transaction price using a twelve-month rolling average of historical returns.

UOL segment

Revenues in the UOL segment are primarily comprised of consumer subscription services revenues which consist of revenues from dial-up internet access, email services, and other value-added features. Advertising revenues are primarily derived from search placements and display advertisements associated with our Internet access and email services.

Subscription service revenues are recognized over time in the service period in which the transaction price has been determinable and the related performance obligations for services are provided to the customer. Fees charged to customers in advance are initially recorded in the consolidated balance sheets as deferred revenue and then recognized ratably over the service period as the performance obligations are provided.

Advertising revenues are recognized in the period in which the advertisement is displayed and the period in which the search is placed. Customers are typically billed, and payments generally received, on a monthly basis.

For services offered by the Company in the UOL segment that include third-party providers, the Company evaluates whether it is acting as the principal or as the agent with respect to the goods or services provided to the customer. This principal-versus-agent assessment involves judgment and focuses on whether the facts and circumstances of the arrangement indicate that the goods or services were controlled by the Company prior to transferring them to the customer. To evaluate if the Company has control, it considers various factors including whether it is primarily responsible for fulfillment, bears risk of loss in billing the customer, and has discretion over pricing.

Consumer Products segment

Revenues in the Consumer Products segment primarily consist of the global sales of notebook computer carrying cases and computer accessories. Global sales of consumer goods to customers are subject to contracts that contain a single performance obligation and revenue is recognized at a point in time when control of the product transfers to the customer which is generally upon product shipment. Customers consist primarily of equipment manufacturers, distributors (servicing resellers and corporate end-customers), and retailers. Consignment customers represent retailers that are in possession of the Company’s inventory but that inventory is owned by the Company until sold. As such, consignment revenue is recognized when the retail sale is reported by the customer. Generally, the terms of the contracts for the sale of global goods do not allow for a right of return except for matters related to products with defects or damages. Revenues may be reduced by allowances for advertising and promotion, which generally represent contractual selling incentives offered to customers that will be charged to the Company at a later date. During the years ended December 31, 2025 and 2024, allowances for selling incentives were $16,306 and $17,143, respectively. These allowances are included in accrued expenses and other liabilities in the consolidated balance sheets and consist of rebates that reduce revenue at time of sale. Shipping and handling expenses, which consist primarily of transportation charges incurred to move finished goods to customers, is included in cost of goods sold.

Corporate and All Other

Revenue in the Corporate and All Other category, which is not a reportable segment, includes rental fees through rent-to-own agreements and merchandise sales from the operation of rent-to-own franchise stores, fees from asset management services, interest income on loans receivable, unrealized carried interest on certain investments, revenues from Nogin, an e-commerce, technology platform provider, and revenues from a regional environmental services business in the New York metropolitan area, which was sold in March 2025.

Rental fees consist of merchandise, such as furniture, appliances and consumer electronics, which is rented to customers pursuant to rental purchase agreements which provide for weekly, semi-monthly or monthly rental terms with non-refundable rental payments. At the end of each rental term, the customer may renew the agreement for the next rental term by making a payment in advance. The customer can acquire ownership of the merchandise on lease by completing payment of all required rental periods. The Company maintains ownership of the rental merchandise until all payment obligations are satisfied. The customer can terminate the lease agreement at any time during the lease term and return the leased merchandise to the store.

All prior rental payments are nonrefundable.

Merchandise sales are from merchandise purchased upfront through a point-of-sale transaction. In addition, rental customers may exercise an early purchase option to buy the merchandise at a fixed discount to the total contractual price at any point in the lease term as established in the original rental agreement. Revenue from merchandise sales and early purchase option is recognized at the point in time when payment is received and ownership of the merchandise passes to the customer. Any remaining net value of the merchandise is recorded to cost of sales at the time of the transaction.

Fees from asset management services are recognized over the period the performance obligation for the services are provided. Asset management fees are primarily comprised of fees for asset management services and are generally based on the dollar amount of the assets being managed. Fees from asset management services are generally received upfront.

Revenues for Nogin primarily consist of managed service fees derived from contractually committed gross revenue processed by customers on the Company's e-commerce platform. The Company is acting as an agent in these arrangements and customers do not have the contractual right to take possession of the Company's software. Revenue is recognized in an amount that reflects the consideration that the Company expects to ultimately receive in exchange for those promised goods, net of expected discounts for sales promotions and customary allowances.

Commerce-as-a-Service (“CaaS”) revenue is recognized on a net basis from maintaining e-commerce platforms and online orders, as the Company is engaged primarily in an agency relationship with its customers and earns defined amounts based on the individual contractual terms for the customer and the Company does not take possession of the customers' inventory or any credit risks relating to the products sold. The Company has concluded the sale of goods and related shipping and handling on behalf of our customers are accounted for as a single performance obligation, while the expenses incurred for actual shipping charges are included in cost of sales. Variable consideration is included in revenue for potential product returns. The Company uses an estimate to constrain revenue for the expected variable consideration at each period end. The Company reviews and updates its estimates and related accruals of variable consideration each period based on the terms of the agreements, historical experience, and expected levels of returns. Any uncertainties in the ultimate resolution of variable consideration due to factors outside of the Company’s influence are typically resolved within a short timeframe therefore not requiring any additional constraint on the variable consideration. The estimated reserve for returns is included on the balance sheets in accrued expenses with changes to the reserve in revenue on the accompanying statements of operations.

The environmental services business engaged in the recycling of scrap and waste materials and dealt primarily in paper products. The business provided processing services that consisted of the receipt of materials from municipalities and commercial entities that are then sorted and then disposed of or sold, using third-party processors as needed. The business’s customer arrangements contained a single obligation to transfer processed, sorted and baled recycled raw materials and revenues prior to the sale were recognized at a point in time as sales when the performance obligation was satisfied. The pricing for recyclable materials fluctuated based upon market conditions and the business had certain arrangements with customers to reduce the risk exposure to commodity pricing volatility through revenue sharing (or processing fee) contracts with municipal customers.

(r) Direct Cost of Services

Direct cost of services relates to service and fee revenues. Direct costs of services include participation in profits under collaborative arrangements in which the Company is a majority participant.

Direct cost of services in the Lingo segment include cost of telecommunications and data center costs, personnel and overhead-related costs associated with operating the Company’s networks, servers and data centers, depreciation of network computers and equipment, amortization expense related to licenses, costs related to customer billing and payment processing.

Direct cost of services in the magicJack segment include cost of telecommunications and data center costs, personnel and overhead-related costs associated with operating the Company’s networks, servers and data centers, sales fees and commissions associated with phone APP, Amazon and retail sales, depreciation of network computers and equipment, license fees, costs related to customer billing and processing of customer credit cards payment processing.

Direct cost of services in the Marconi Wireless segment include cost of telecommunications, personnel and overhead-related costs associated with operating the Company’s networks, depreciation of network computers and equipment, license fees, costs related to customer billing and processing of customer payments and associated bank fees.

Direct cost of services in the UOL segment include cost of telecommunications and data center costs, personnel and overhead-related costs associated with operating the Company’s networks, servers and data centers, depreciation of network computers and equipment, amortization expense, costs to publish advertising on its websites, third party advertising sales commissions, license fees, costs related to customer billing and processing of customer credit cards and associated bank fees.

Direct cost of services for bebe include cost of rentals and fees for the Company’s rent-to-own stores. Direct cost of services does not include an allocation of the Company’s overhead costs.

Direct cost of services for Nogin include costs directly related to providing services under the master service agreements with customers, which primarily includes service provider costs directly related to processing revenue transactions, marketing expenses and shipping and handling expenses which correspond to marketing and shipping revenues, as well as credit card merchant fees.

(s) Concentration of Risk

Revenues in the Capital Markets, Wealth Management, Lingo, magicJack, Marconi Wireless, and UOL segments are primarily generated in the United States. Revenues in the Consumer Products segment are primarily generated in the United States, Canada, and Europe.

A significant portion of Lingo’s revenues consists of reselling legacy Plain Old Telephone (“POT”) services copper lines from four major nationwide Incumbent Local Exchange Carriers (“ILECs”) to its customers. As ILECs have been decommissioning POT lines and halting new POT services, there is a concentration of risk related to Lingo’s ability to attract new POT service customers which adversely affects Lingo’s financial condition, results of operations, and cash flows. To mitigate this, Lingo has made concerted efforts to transition POT services customers to alternative solutions offered by Lingo.

The Company maintains cash in various federally insured banking institutions. The account balances at each institution periodically exceed the Federal Deposit Insurance Corporation’s (“FDIC”) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. The Company has not experienced any losses in such accounts and mitigates this risk by utilizing financial institutions of high credit quality.

(t) Advertising Expenses

The Company expenses advertising costs, which consist primarily of costs for printed materials, as incurred. Advertising costs totaled $6,909 and $7,206 during the years ended December 31, 2025 and 2024, respectively. Advertising expense is included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations.

(u) Share-Based Compensation

The Company’s share-based payment awards principally consist of grants of restricted stock, restricted stock units (“RSUs”) and costs associated with the Company’s employee stock purchase plan. Share-based payment awards are classified as either equity or liabilities.

For equity-classified awards, the Company measures compensation cost for the grant of membership interests at fair value on the date of grant and recognizes compensation expense in the consolidated statements of operations over the requisite service or performance period the award is expected to vest. The Company accounts for forfeitures when they occur rather than estimate a forfeiture rate.

The Company grants certain share-based payment awards that are settled in cash and therefore are classified as liabilities. Liability-classified awards are measured at fair value at each reporting date until settlement. Compensation expense is recognized over the requisite service period based on the fair value of the awards. The liability associated with these awards represents the fair value of vested awards for which the requisite service has been rendered but remain unsettled as of the balance sheet date.

The fair value of the liability is determined based on the Company’s stock price.

In June 2018, the Company adopted the 2018 Employee Stock Purchase Plan (“Purchase Plan”) which allows eligible employees to purchase common stock through payroll deductions at a price that is 85% of the market value of the common stock on the last day of the offering period. The Company recognizes compensation expense relating to shares offered under the Purchase Plan.

The Company issues newly issued shares of its common stock in connection with awards granted under the Company’s share-based payment arrangements and Purchase Plan.

(v) Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect during the year in which the differences are expected to reverse. The Company estimates the degree to which tax assets and credit carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined to be more likely than not that the benefit of such deferred tax asset will not be realized in future periods. Tax benefits of operating loss carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances. If it becomes more likely than not that a tax asset will be used, the related valuation allowance on such assets would be reduced.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Once this threshold has been met, the Company’s measurement of its expected tax benefits is recognized in its financial statements. The Company accrues interest on unrecognized tax benefits as a component of income tax expense. Penalties, if incurred, would be recognized as a component of income tax expense.

(w) Foreign Currency Translation

The Company transacts business in various foreign currencies. In countries where the functional currency of the underlying operations has been determined to be the local country’s currency, revenues and expenses of operations outside the United States are translated into United States dollars using average exchange rates while assets and liabilities of operations outside the United States are translated into United States dollars using period-end exchange rates. The effects of foreign currency translation adjustments are included in stockholders’ equity as a component of accumulated other comprehensive income in the accompanying consolidated balance sheets. Transaction gains were $294, and $2,843, during the years ended December 31, 2025 and 2024, respectively. These amounts are included in the “Selling, general and administrative expenses” line item in the Company’s consolidated statements of operations.

(x) Noncontrolling Interests

Non-redeemable noncontrolling interest represents the portion of equity in a subsidiary that is not attributable, directly or indirectly, to the Company. The Company’s non-redeemable noncontrolling interest relates to the equity ownership interest of consolidated subsidiaries that it does not own.

The initial fair value of the noncontrolling interest is determined by a weighing of the discounted cash flow method and market approach. The discounted cash flow method utilized five-year discrete projections of the operating results, working capital and depreciation and capital expenditures, along with a residual value subsequent to the discrete period. The five-year projections were based upon historical and anticipated future results, general economic and market conditions, and considered the impact of planned business and operational strategies. The discount rates for the calculations represented the estimated required return on equity for market participants at the time of the analysis. The market approach included significant estimates using guideline public company data to identify an appropriate market multiple of earnings before income taxes in estimating the fair value of the noncontrolling interest. Refer to Note - 20 - Noncontrolling Interests.

(y) Derivatives

Certain contracts may contain explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract. When these embedded features in a contract act in a manner similar to a derivative financial instrument and are not clearly and closely related to the economic characteristics of the host contract, the Company bifurcates the embedded feature and accounts for it as an embedded derivative asset or liability. Embedded derivatives are measured at fair value with changes in fair value reported in the “Other income (expense)” section in our consolidated statements of operations. Refer to Note 18 - Term Loans and Revolving Credit Facility.

(z) Warrant Liabilities

Warrants that do not meet the criteria for equity classification are recorded as liabilities. Warrant liabilities are measured at fair value and included in the “Accrued expenses and other liabilities” line item in the accompanying consolidated balance sheets. Changes in fair value of the warrant liabilities are reported in the “Other income (expense)” section in our consolidated statements of operations. Refer to Note 18 - Term Loans and Revolving Credit Facility and Note 26(b) - Common Stock Warrants.

(aa) Contingent Consideration

Contingent consideration is comprised of contractual earnouts or milestones in connection with the Company’s purchase of businesses and is initially recorded as purchase consideration in the purchase price allocation with a corresponding liability at the acquisition date measured at fair value with valuation methodologies as described in Note 6 - Fair Value Measurements. Subsequent changes in the fair value of contingent consideration during the reporting period are recognized in selling, general and administrative expenses in the Company’s accompanying consolidated statements of operations.

(ab) Transfer of Financial Assets

As discussed in more detail in Note 5 - Discontinued Operations and Assets Held for Sale, the Company’s controlling and noncontrolling equity interest in assets and certain intellectual properties related to the Brands Transaction were contributed and transferred to a securitization financing vehicle in exchange for consideration upon sale. Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that preclude it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets. Transfers of assets accounted for as sales are derecognized from the consolidated balance sheets at the time of transfer, and assets and liabilities incurred in connection with transfers reported as sales are initially recognized in the consolidated balance sheets at fair value. Gains and losses stemming from transfers reported as sales are included in the “Income from discontinued operations, net of income taxes” line item in the accompanying consolidated statements of operations.

(ac) Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation. In the prior year period, gain on sale of businesses of $306 for the year ended December 31, 2024 was previously included in “Change in fair value of financial instruments and other” and is now included in “Gain on sale and deconsolidation of businesses” line items in the consolidated statements of operations to conform to the current period presentation. In addition, in the prior year period, equity investments of $85,487 as of December 31, 2024 was previously included in “Prepaid expenses and other assets” and is now included in “Equity investments” line item in the consolidated balance sheets to conform to the current period presentation. Certain prior-year amounts have also been reclassified to conform to the current-year’s presentation as a result of discontinued operations and held for sale; see Note 5 - Discontinued Operations and Assets Held for Sale. These reclassifications had no effect on previously reported net income (loss), total assets, total liabilities, or stockholders’ equity (deficit).

(ad) Recent Accounting Standards

Not yet adopted

In September 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-06, Intangibles - Goodwill and Other Internal Use Software. This ASU was issued to modernize the accounting for software costs by removing references to prescriptive and sequential software development stages and providing an updated framework for capitalizing internal software costs. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company has not yet adopted this update and is currently evaluating the effect this new standard will have on its financial position and results of operations.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses - Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient that simplifies the estimation of credit losses on accounts receivable and contract assets arising from transactions accounted for under ASC 606 - Revenue from Contracts with Customers by assuming that current conditions as of the balance sheet date do not change for the remaining life of these assets when estimating expected credit losses. This ASU is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The adoption of this ASU is not anticipated to have a material impact on the Company’s financial position, results of operations, or cash flows.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. This ASU requires additional expense disclosures by public entities in the notes to the financial statements. The ASU outlines the specific costs that are required to be disclosed which include such costs as: purchases of inventory, employee compensation, depreciation, intangible asset amortization, selling costs, and depreciation, depletion, and amortization related to oil and gas production. It also requires qualitative descriptions of the amounts remaining in the relevant expense income statement captions that are not separately disaggregated quantitatively in the notes to the financial statements and the entity’s definition of selling expenses. The disclosures are required for each interim and annual reporting period. In January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Claiming the Effective Date, which clarified the effective date for entities that do not have an annual reporting period that ends on December 31st. The guidance is effective for annual periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company has not yet adopted this update and is currently evaluating the effect this new standard will have on its financial position and results of operations.

Recently adopted

On January 1, 2025, the Company adopted ASU 2023-09, Improvements to Income Tax Disclosures on a prospective basis. ASU 2023-09 requires disclosure of additional categories of information about federal, state and foreign income taxes in the rate reconciliation table and requires companies to provide more information about the reconciling items in some categories if a quantitative threshold is met. The adoption of ASU 2023-09 did not have a material impact on the Company’s consolidated financial statements.

NOTE 3 — VARIABLE INTEREST ENTITIES

On August 21, 2023, in connection with the FRG take-private transaction, one of the Company’s subsidiaries (the “Lender”) and an affiliate of Mr. Kahn (the “Kahn Borrower”) entered into an amended and restated a promissory note as discussed further in Note 7 - Securities and Other Investments Owned and Securities Sold Not Yet Purchased and Note 10 - Loans Receivable, At Fair Value. The Company was not involved in the design of the Kahn Borrower, has no equity financial interest, and has no rights to make decisions or participate in the management of the Kahn Borrower that significantly impact the economics of the Kahn Borrower. Since the Company does not have the power to direct the activities of the Kahn Borrower, the Company is not the primary beneficiary and therefore does not consolidate the Kahn Borrower. The promissory note is included in “Loans receivable, at fair value” in the Company’s accompanying consolidated financial statements and is a variable interest in accordance with the accounting guidance. As of December 31, 2025 and 2024, the maximum amount of loss exposure to the VIE on a fair value basis was $1,835 and $2,057, respectively.

The Company has entered into agreements to provide investment banking and advisory services to numerous investment funds (the “Funds”) that are considered variable interest entities under the accounting guidance.

The Company earns fees from the Funds in the form of placement agent fees and carried interest. For placement agent fees, the Company receives a cash fee of generally 7% to 10% of the amount of raised capital for the Funds and the fee is recognized at the time the placement services occurred. The Company receives carried interest as a percentage allocation (8% to 15%) of the profits of the Funds as compensation for asset management services provided to the Funds and it is recognized under the ownership model of ASC 323 - Investments - Equity Method and Joint Ventures as an equity method investment with changes in allocation recorded currently in the results of operations. As the fee arrangements under such agreements are arm’s length and contain customary terms and conditions and represent compensation that is considered fair value for the services provided, the fee arrangements are not considered variable interests and accordingly, the Company does not consolidate such VIEs.

Placement agent fees attributable to such arrangements during the years ended December 31, 2025 and 2024 were zero and $866, respectively, and are included in the “Services and fees” line item in the accompanying consolidated statements of operations.

The carrying amounts included in the Company’s consolidated financial statements related to variable interests in VIEs that were not consolidated are shown below.

	December 31,	December 31,
	2025	2024
Loans receivable, at fair value	$17,294	$28,193
Other assets	3,500	3,359
Maximum exposure to loss	$20,794	$31,552

Bicoastal Alliance, LLC (“Bicoastal”)

On May 3, 2024, as part of the acquisition of Nogin, the Company acquired a 50% equity interest in Bicoastal through a wholly owned subsidiary of Nogin. Bicoastal is a holding company designed to manage the investments, including strategy and operations, for two brand apparel operating companies. The Company determined Bicoastal is a variable interest entity as it does not have sufficient resources to carry out its management activities without additional financial support. The Company determined that it has the power to direct the activities that most significantly impact Bicoastal’s economic performance, has more equity capital at risk, and is expected to continue to fund operations. Therefore, the Company determined that it is the primary beneficiary of Bicoastal and has reported its investment in the assets and liabilities in the accompanying consolidated balance sheets and consolidated its results into the Company’s consolidated statements of operations.

On August 14, 2024, Bicoastal entered into an agreement to acquire the remaining 50% equity interest upon paydown of a $700 note payable to the noncontrolling interest noteholder with a final repayment date and equity ownership interest transfer date of June 30, 2025.

On March 31, 2025, the Company signed a Deed of Assignment for the Benefit of Creditors (“ABC”), (i) pursuant to which all of the assets of Nogin were transferred to an assignee for the benefit of Nogin’s creditors, and (ii) which provides the assignee the right to, among other things, sell or dispose of such assets and settle all claims against Nogin. The Company will no longer control or own the assets of Nogin or have any remaining or future obligations to Nogin’s creditors. The results of operations were deconsolidated on March 31, 2025 and are no longer reported in the Company’s financial statements after March 31, 2025. Management does not expect any recovery of the Company’s investment in Nogin. Subsequent to March 31, 2025, certain of Nogin’s creditors filed an involuntary petition for relief under chapter 7 of title 11 of the United States Code in the United States Bankruptcy Court for the District of New York and an order for relief was entered to move the ABC to a liquidation. A gain of $28,411 was recognized during the year ended December 31, 2025 from deconsolidation of Nogin, which is included in the “Gain on sale and deconsolidation of businesses” line item in the accompanying consolidated statements of operations.

BRC Partners Opportunity Trust (“BRC Trust”)

BRC Trust was formed on January 6, 2025, for the purpose of transferring the assets and liabilities of BRC Partners Opportunity Fund, L.P., a Delaware limited partnership (“BRCPOF”), and liquidating the transferred net assets. BRCPOF transferred its assets and liabilities upon formation of the BRC Trust. The Company determined that the BRC Trust is a variable interest entity as the investors in the BRC Trust do not have voting rights and substantially all of the activities are conducted on behalf of the Company and its related parties which own 13.4% and 58.2% (see Note 28 - Related Party Transactions), respectively, of the equity interest in the BRC Trust. As the Company has the power to direct all of the activities of the BRC Trust, the Company is the primary beneficiary of the Trust and, therefore, consolidates the BRC Trust upon formation on January 6, 2025. Additionally, the BRC Trust does not meet the definition of a business and the initial consolidation of the BRC Trust did not result in a gain or loss upon initial consolidation.

The carrying amounts and classification of the assets, liabilities and noncontrolling interest of the BRC Trust as of December 31, 2025 and formation on January 6, 2025, are as follows:

	December 31, 2025	January 6, 2025
Assets
Cash and cash equivalents	$446	$359
Securities and other investments owned, at fair value	682	577
Loans receivable, at fair value	—	10,276
Prepaid expenses and other assets	3,737	3,497
Total assets	$4,865	$14,709

Liabilities
Accrued expenses and other liabilities	$28	$290
Total liabilities	$28	$290

Noncontrolling interest	$4,192	$12,494

B. Riley Securities Holdings, Inc.

On March 10, 2025, a merger subsidiary of the Company's wholly-owned subsidiary B. Riley Securities Holdings, Inc. (“BRSH”) merged with a shell corporation traded on the OTC exchange. The shell corporation survived the transaction as a wholly-owned subsidiary of B. Riley Securities Holdings as more fully described in Note 20 – Noncontrolling interests.

The shell corporation did not meet the definition of a business, since it did not have any assets, liabilities, or operations. The Company concluded that it has a variable interest in the shell corporation on the basis the Company owns substantially all the outstanding common stock in the shell corporation. The shell corporation is a variable interest entity since its equity at risk is considered insufficient to finance its activities without additional support. As a result, the Company was determined to be the primary beneficiary and consolidates the shell corporation. The shell remains dormant, and the Company does not have any obligations to the shell corporation to provide financial support. The consideration paid in connection with the merger consisted of $1,575 of common stock of BRSH, which represented the fair value of the 0.6% of outstanding common stock of BRSH. The Company recognized a loss of $1,575 on the initial recognition of a variable interest entity, which represented the fair value of the noncontrolling interest in BRSH that was issued to the investors in the shell corporation on March 10, 2025.

NOTE 4 — ACQUISITIONS

On May 3, 2024, one of the Company’s wholly owned subsidiaries completed the acquisition of Nogin for a total purchase consideration of approximately $56,370, which consisted of $37,700 in DIP financing and an additional $18,670 in cash consideration. To fund the $18,670 in cash consideration, contemporaneous with the closing, the acquired company issued $15,000 of convertible debt. In accordance with ASC 805, the Company used the acquisition method of accounting for this acquisition. Goodwill of $56,028 and other intangible assets of $17,350, were recorded as a result of the acquisition. The acquisition complements the Company’s principal investments strategy and offers potential growth to the Company’s portfolio of principal investments.

The assets and liabilities of Nogin, both tangible and intangible, were recorded at their estimated fair values as of the May 3, 2024 acquisition date. Acquisition related costs, such as legal, accounting, valuation and other professional fees related to the acquisition of Nogin, were charged against earnings in the amount of $2,425 and included in selling, general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2024. Goodwill recognized from the acquisition of Nogin is tax deductible.

The fair value of acquisition consideration and purchase price allocation were as follows:

Consideration paid:
Cash	$18,670
Credit bid - Settlement of DIP Facility	37,700
Total Consideration	$56,370

Assets acquired and liabilities assumed:
Cash and cash equivalents	$604
Accounts receivable	421
Prepaid and other assets	6,826
Operating lease right-of-use assets	740
Property and equipment	400
Other intangible assets	17,350
Deferred income taxes	227
Accounts payable	(9,731)
Accrued expenses and other liabilities	(10,309)
Deferred revenue	(95)
Operating lease liabilities	(740)
Note payable	(700)
Net assets acquired and liabilities assumed	4,993
Goodwill	56,028
Noncontrolling interest	(4,651)
Total	$56,370

During the year ended December 31, 2024, goodwill for Nogin increased by $1,636 related to certain purchase price accounting adjustments.

The following is a summary of identifiable intangible assets acquired and the related expected lives for the finite-lived intangible assets:

Category	Useful life	Fair Value
Customer relationships	9 Years	$10,300
Internally developed software and other intangibles	8 Years	3,950
Trademarks	10 Years	3,100
Total		$17,350

The Company had entered into a Chapter 11 Restructuring Support Agreement (“RSA”) with Nogin prior to the acquisition date. As part of Nogin’s Chapter 11 restructuring activities, it ceased the sale of brand apparel merchandise and elimination of warehousing and other costs associated with the inventory, among other things. The Company has determined that the preparation of pro forma financial information would be impracticable due to the significant estimates of amounts needed to reflect Nogin’s historical financial information with its operations emerging from bankruptcy.

On March 31, 2025, the Company signed a Deed of ABC, (i) pursuant to which all of the assets of Nogin were transferred to an assignee for the benefit of Nogin’s creditors, and (ii) which provides the assignee the right to, among other things, sell or dispose of such assets and settle all claims against Nogin. The Company will no longer control or own the assets of Nogin, and the results of operations were deconsolidated on March 31, 2025 and are no longer reported in the Company’s financial statements after March 31, 2025. Management does not expect any recovery of the Company’s investment in Nogin. Subsequent to March 31, 2025, certain of Nogin’s creditors filed an involuntary petition for relief under chapter 7 of title 11 of the United States Code in the United States Bankruptcy Court for the District of New York and an order for relief was entered to move the ABC to a chapter 7 liquidation.

Valuation Assumptions for Purchase Price Allocation

Our valuation assumptions used to value the acquired assets and assumed liabilities require significant estimates, especially with respect to intangible assets, inventories, property and equipment, and deferred income taxes. In determining the fair value of intangible assets acquired, the Company must make assumptions about the future performance of the acquired businesses, including among other things, the forecasted revenue growth attributable to the asset groups and projected operating expenses and other benefits expected to be achieved by combining the businesses acquired with the Company. The intangible assets acquired are primarily comprised of customer relationships, trademarks, and developed technology. The Company utilized widely accepted income-based, market-based, and cost-based valuation approaches to perform the preliminary purchase price allocations. The estimated fair value of the customer relationships is determined using the multi-period excess earnings method and the estimated fair value of trademarks and developed technology are determined using the relief from royalty method. Both methods require forward looking estimates that are discounted to determine the fair value of the intangible assets using a risk-adjusted discount rate that is reflective of the level of risk associated with future estimates associated with the asset group that could be affected by future economic and market conditions.

NOTE 5 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Assets Held For Sale

Wealth Management

On October 31, 2024, the Company signed a definitive agreement to sell a portion of the Company’s (W-2) Wealth Management business to Stifel Financial Corp. (“Stifel”) for estimated net consideration based on the number of advisors that join Stifel at closing, among other things. Upon closing the transaction on April 4, 2025, the sale was completed for net cash consideration of $26,037, representing 36 financial advisors whose managed accounts represent approximately $4.0 billion, or 23.6%, of total assets under management (“AUM”) as of the close of the transaction. A gain of $5,372 was recognized on April 4, 2025 in connection with the completion of the sale and is included in the “Gain on sale and deconsolidation of businesses” line item in the accompanying consolidated statements of operations for the year ended December 31, 2025.

Atlantic Coast Recycling

On March 3, 2025, the Company and BR Financial Holdings, LLC (“BRFH”), B. Riley Environmental Holdings, LLC, and other indirect subsidiaries of the Company which included the Atlantic Companies, entered into the MIPA, whereby the interests owned by BRFH and the minority holders were sold to a third party in accordance with the terms of the MIPA on March 3, 2025. The interests were sold to the third party on March 3, 2025 for a purchase price of $102,478, subject to certain adjustments and a holdback amount pending receipt of a certain third party consent, resulting in cash proceeds of $68,638 to the Company after adjustments for amounts allocated to noncontrolling interests, repayment of contingent consideration, transaction costs and other items directly attributable to the closing of the transaction. Of the $68,638 of cash proceeds received by the Company, approximately $22,610 was used to pay interest, fees, and principal on the Credit Facility entered into with Oaktree Capital Management, L.P. (“Oaktree”) on February 26, 2025. A gain of $52,430 was recognized during the year ended December 31, 2025 from this sale which is included in the “Gain on sale and deconsolidation of businesses” line item in the accompanying consolidated statements of operations.

The Company determined that the assets and liabilities associated with the Wealth Management and Atlantic Coast Recycling transactions met the criteria under ASC 360, Impairment and Disposal of Long-Lived Assets to be classified as held for sale as of December 31, 2024. The assets and liabilities for both transactions are presented in the consolidated balance sheets as assets held for sale and liabilities held for sale. Operating results from the disposal groups comprising the Wealth Management business and Atlantic Coast Recycling contributed to the operating incomes of the Wealth Management segment and Corporate and All Other category, respectively, for the year ended December 31, 2025.

Assets and liabilities held for sale consist of the following:

	As of December 31, 2024
		Atlantic Coast
	Wealth Management	Recycling	Total
Assets Held for Sale
Cash and cash equivalents	$—	$1,324	$1,324
Accounts receivable, net of allowance of $18	—	3,698	3,698
Prepaid expenses and other assets	3,704	2,427	6,131
Operating lease right-of-use assets	512	21,127	21,639
Property and equipment, net	71	22,799	22,870
Goodwill	13,861	3,280	17,141
Other intangible assets, net	2,678	9,242	11,920
Total assets held for sale	$20,826	$63,897	$84,723

Liabilities Held for Sale
Accounts payable	$—	$1,410	$1,410
Accrued expenses and other liabilities	—	13,290	13,290
Operating lease liabilities	525	24,371	24,896
Notes payable	—	1,909	1,909
Total liabilities held for sale	$525	$40,980	$41,505

Discontinued Operations

The Company presents a disposition of a component, being an operating or reportable segment, business unit, subsidiary or asset group, that represents a strategic shift that has or will have a major effect on the Company’s operations and financial results as discontinued operations when the components meet the criteria to be classified as held for sale. The following operations have been presented as discontinued operations.

Brands Transaction

On October 25, 2024, the Company completed a transaction whereby the Company contributed and transferred its controlling equity interest in the assets and intellectual properties related to the licenses of Catherine Malandrino, English Laundry, Joan Vass, Kensie Girl, Limited Too and Nanette Lepore (“Six Brands”), which were previously consolidated in the Company’s financial statements, and the noncontrolling equity interests the Company owned in the assets and intellectual properties of Hurley, Justice, and Scotch & Soda (collectively with Six Brands the “Brands Interests”), which the Company had elected to account for the equity investments under the fair value option, into a securitization financing vehicle in exchange for $189,300 in net proceeds. The Company accounted for this transfer of financial assets as a sale. During the year ended December 31, 2024, upon deconsolidation of the Six Brands, the Company recognized a loss on disposal of discontinued operations of $(40,782) and the Company recognized a write-down in the fair value of the equity investments in Hurley, Justice, and Scotch & Soda of $(87,810) that was reported in realized and unrealized (losses) gains on investments in discontinued operations. In addition, the Company’s ownership interest in the Brand Interests will be reported as a noncontrolling equity investment that is estimated to have a nominal value as a result of the liquidation preferences and notes that were issued as part of the secured financing.

Additionally, in connection with the Brands Interests contribution and transfer noted above, the Company entered into a membership interest purchase agreement dated October 25, 2024, whereby the Company’s subsidiary bebe sold its limited liability company equity interests in BB Brand Holdings and BKST Brand Management (the “bebe Brands”), which the Company had elected to account for the equity investments in the bebe Brands under the fair value option for $46,624 in net cash proceeds. During the year ended December 31, 2024 the Company recognized a write-down in fair value of equity investment in the bebe Brands of $(21,386) that is reported in realized and unrealized (losses) gains on investments in discontinued operations below. Upon closing of the bebe Brands sale, proceeds of $22,188 were used to pay off the then outstanding balance of the bebe Credit Agreement in full (see Note 18 - Term Loans and Revolving Credit Facility) and $224 of loan-related pay off expenses. Collectively, the bebe Brands sale and the contribution and transfer of Brands Interest comprise the Brands Transaction.

The Brands Interests and bebe Brands were historically reported within Corporate and All Other category - generating operating revenues from the Company’s majority owned subsidiary that licenses the trademarks and intellectual properties from Six Brands. The bebe Brands equity investments also generated other income from dividends the Company received from the equity ownership of investments that range from 10% to 50% in companies that license the trademark and intellectual property of bebe and Brookstone brands (equity ownership of bebe stores, inc., our majority owned subsidiary).

The Company analyzed the quantitative and qualitative factors relevant to the divestiture of the brand assets, including the fair value adjustments and dividends received from the brand assets significance to the overall net income and earnings per share, and determined that those conditions for discontinued operations presentation had been met. As such, the financial position, results of operations and cash flows of that business are reported as discontinued operations in the accompanying consolidated financial statements. Prior period amounts have been adjusted to reflect discontinued operations presentation. The Company has no significant continuing involvement with operations and management of the Brands Interests and bebe Brands post-disposition.

Great American Group

On October 13, 2024, the Company entered into an equity purchase agreement, (the “Equity Purchase Agreement”), to sell 52.6% ownership stake in the Appraisal and Valuation Services, Real Estate, and Retail, Wholesale & Industrial Solutions businesses (collectively, the “Great American Group”) to Oaktree. Subject to the terms and conditions set forth in, the Equity Purchase Agreement, the Company conducted an internal reorganization and contributed all of the interests in the “Great American Group” to Great American Holdings, LLC, a newly formed holding company (“GA Holdings”). At the closing on November 15, 2024, (i) Oaktree received (a) all of the outstanding class A preferred limited liability units of GA Holdings (which will have a 7.5% cash coupon and a 7.5% payment-in-kind coupon) (the “Class A Preferred Units”) and (b) common limited liability units of GA Holdings (the “Common Units”) representing 52.6% of the issued and outstanding common limited liability units in GA Holdings for a purchase price of approximately $203,000 (with an initial liquidation preference of approximately $203,000). The Company retains (a) 93.2% of the issued and outstanding class B preferred limited liability company units of GA Holdings (which will have a 2.3% payment-in-kind coupon and an initial aggregate liquidation preference of approximately $183,000) (the “Class B Preferred Units”) and (b) 44.2% of the issued and outstanding Common Units. The remaining 6.8% of issued and outstanding Class B Preferred Units and 3.2% of issued and outstanding Common Units will be held by certain minority investors. The Company will account for its noncontrolling equity interest in GA Holdings using the equity method of accounting (refer to Note 11 - Equity Method Investments) with its carrying value included in the “Equity investments” line item in the accompanying consolidated balance sheets.

The Great American Group, which was historically reported within the Auction and Liquidation segment (providing auction and liquidation services to help clients dispose of assets that include multi-location retail inventory, wholesale inventory, trade fixtures, machinery and equipment, intellectual property, and real property) and within the Financial Consulting segment (offering bankruptcy, financial advisory, forensic accounting, real estate consulting, and valuation and appraisal services) were divested. The Company recorded a net gain of $258,286 to the “Income from discontinued operations, net of income taxes” line item in the accompanying consolidated statements of operations during the fourth quarter of fiscal year 2024. The net after-tax proceeds from this transaction were used to repay certain debt obligations and focus on the core operating subsidiaries.

The Company analyzed the quantitative and qualitative factors relevant to the sale of the Great American Group, including the significance of the operating income generated from the appraisal, real estate consulting and auction and liquidation operations to the overall net income (loss), net (loss) income per share, and net assets, and determined that those conditions for discontinued operations presentation had been met. As such, the results of operations and cash flows of that business are reported as discontinued operations in the accompanying consolidated financial statements for the year ended December 31, 2024.

Continuing Involvement

In addition to retaining an equity interest accounted for under the equity method of accounting, at the closing of the transaction, the Company entered into a Transition Services Agreement, pursuant to which the Company will provide certain transition services to GA Holdings relating to the Great American Group for a period of up to one year from the closing. Additionally, the Company entered into a credit agreement, pursuant to which an affiliate of the Company, as lender, will provide to GA Holdings, as borrower, a first lien secured revolving credit facility of up to $25,000 for general corporate purposes, subject to the terms and conditions set forth therein, which had an outstanding balance of $1,698 at closing. The Company also entered into promissory notes which totaled $15,332 related to capital requirements for certain retail liquidation engagements that were ongoing as of closing (see Note 28 - Related Party Transactions, GA Holdings).

GlassRatner and Farber

On June 27, 2025, the Company signed an equity purchase agreement to sell all of the membership interests of GlassRatner and Farber from the Company’s Financial Consulting segment. The aggregate cash consideration paid by the buyers for the interests of GlassRatner and shares of Farber was $117,800, which is based on a target closing working capital amount that is subject to adjustment within 180 days following the sale date. In connection with the sale, the Company entered into a transition services agreement with the buyer to provide certain services.

The major classes of assets and liabilities included in discontinued operations were as follows:

	GlassRatner & Farber
	December 31,
	2025	2024
Assets:
Cash and cash equivalents	$—	$8,025
Accounts receivable, net	—	19,704
Prepaid expenses and other assets	2,221	9,222
Operating lease right-of-use assets	—	2,258
Property and equipment, net	—	275
Goodwill	—	30,450
Other intangible assets, net	—	439
Total assets	$2,221	$70,373
Liabilities:
Accounts payable	$—	$1,326
Accrued expenses and other liabilities	830	14,359
Deferred revenue	—	5
Contingent consideration	—	3,092
Operating lease liabilities	—	2,539
Total liabilities	$830	$21,321

Revenues, expenses, and income from discontinued operations for the year ended December 31, 2025 were as follows (in thousands):

GlassRatner & Farber
Year Ended December 31,
2025
Revenues:
Services and fees	$40,575
Operating expenses:
Selling, general and administrative expenses	34,205
Operating income	6,370
Other income (expense):
Interest income	7
Gain on disposal of discontinued operations	66,795
Interest expense	(1,866)
Income from discontinued operations before income taxes	71,306
Provision for income taxes	(465)
Income from discontinued operations, net of income taxes	$70,841

Revenues and income (loss) from discontinued operations were as follows (in thousands):

	Year Ended December 31, 2024
	Brands Transaction	Great American Group	GlassRatner & Farber	Total
Revenues:
Services and fees	$14,755	$80,612	$92,176	$187,543
Sale of goods	—	21,574	—	21,574
Total revenues	14,755	102,186	92,176	209,117
Operating expenses:
Direct cost of services	—	24,363	—	24,363
Cost of goods sold	—	17,992	—	17,992
Selling, general and administrative expenses	3,071	52,425	70,367	125,863
Total operating expenses	3,071	94,780	70,367	168,218
Operating income	11,684	7,406	21,809	40,899
Other income (expense):
Interest income	—	6	21	27
Dividend income	32,568	—	—	32,568
Realized and unrealized (losses) gains on investments	(109,196)	—	—	(109,196)
Losses on extinguishment of loans and other	(434)	—	(163)	(597)
(Loss) gain on disposal of discontinued operations	(40,782)	258,286	—	217,504
Interest expense	(2,274)	(30,089)	—	(32,363)
(Loss) income from discontinued operations before income taxes	(108,434)	235,609	21,667	148,842
Provision for income taxes	(1,212)	(48)	(112)	(1,372)
(Loss) income from discontinued operations, net of income taxes	$(109,646)	$235,561	$21,555	$147,470

Interest expense for discontinued operations is based upon the amount of debt that was required to be repaid as a result of the Brands Transaction and Great American Group transaction described above and amounted to $32,363 for the year ended December 31, 2024.

Cash flows from discontinued operations were as follows (in thousands):

	Year Ended December 31,
	2025	2024
Net cash from discontinued operations provided by (used in):
Operating activities	$20,156	$42,907
Investing activities	114,032	400,038
Financing activities	(142,715)	(447,562)
Effect of foreign currency on cash	502	(2,636)
Net decrease in cash, cash equivalents and restricted cash	$(8,025)	$(7,253)

Supplemental disclosures from cash flows were as follows (in thousands):

	Year Ended December 31,
Supplemental disclosures from cash flows:	2025	2024
Interest paid - Continuing Operations	$95,174	$210,349
Interest paid - Discontinued Operations	1,866	29,949
Interest paid - Total	$97,040	$240,298
Taxes paid - Continuing Operations	$5,227	$4,751
Taxes paid - Discontinued Operations	—	2,173
Taxes paid - Total	$5,227	$6,924

NOTE 6 — FAIR VALUE MEASUREMENTS

The following tables present information on the financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2025 and 2024.

	Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis at
	December 31, 2025 Using
		Quoted prices in		Significant
	Fair value at	active markets	Other observable	unobservable
	December 31,	for identical assets	inputs	inputs
	2025	(Level 1)	(Level 2)	(Level 3)
Assets:
Securities and other investments owned:
Equity securities	$304,422	$233,199	$—	$71,223
Partnership interests and other investments	40,082	—	—	40,082
Corporate bonds	31,751	—	31,751	—
Other fixed income securities	4,373	2,957	1,416	—
Total securities and other investments owned	380,628	236,156	33,167	111,305
Loans receivable, at fair value	26,303	—	—	26,303
Total assets measured at fair value	$406,931	$236,156	$33,167	$137,608

Liabilities:
Securities sold not yet purchased:
Equity securities	$9,342	$9,342	$—	$—
Corporate bonds	467	—	467	—
Total securities sold not yet purchased	9,809	9,342	467	—
Liability-classified warrants	6,400	—	—	6,400
Total liabilities measured at fair value	$16,209	$9,342	$467	$6,400

	Financial Assets and Liabilities Measured at Fair Value on a
	Recurring Basis at December 31, 2024 Using
		Quoted prices in		Significant
	Fair value at	active markets	Other observable	unobservable
	December 31,	for identical assets	inputs	inputs
	2024	(Level 1)	(Level 2)	(Level 3)
Assets:
Securities and other investments owned:
Equity securities	$165,408	$124,892	$—	$40,516
Corporate bonds	29,027	25,461	3,566	—
Other fixed income securities	4,923	—	4,923	—
Total securities and other investments owned	199,358	150,353	8,489	40,516
Loans receivable, at fair value	90,103	—	—	90,103
Total assets measured at fair value	$289,461	$150,353	$8,489	$130,619
Liabilities:
Securities sold not yet purchased:
Corporate bonds	$1,891	$—	$1,891	$—
Other fixed income securities	3,784	—	3,784	—
Total securities sold not yet purchased	5,675	—	5,675	—
Contingent consideration	4,538	—	—	4,538
Total liabilities measured at fair value	$10,213	$—	$5,675	$4,538

As of December 31, 2025 and 2024, financial assets measured and reported at fair value on a recurring basis and classified within Level 3 were $137,608 and $130,619, respectively, or 8.1% and 7.3%, respectively, of the Company’s total assets. In determining the fair value for these Level 3 financial assets, the Company analyzes various financial, performance and market factors to estimate the value, including where applicable, over-the-counter market trading activity. The fair value for individual Level 3 financial assets and liabilities have various financial inputs which include multiple of sales, the market price of related securities, annualized volatility, discount rates, recovery rates and expected term inputs that may change at each reporting period and result in an increase or decrease in the valuation of Level 3 financial assets and liabilities.

The following table summarizes the significant unobservable inputs in the fair value measurement of Level 3 financial assets and liabilities by category of investment and valuation technique as of December 31, 2025 and 2024:

	Fair value at
	December 31,	Valuation	Unobservable		Weighted
	2025	Technique	Input	Range	Average(1)
Assets:
Equity securities	$25,572	Market approach	Multiple of Sales	0.7x - 6.0x	2.3x
			Market price of related security	$2.14 - $12.01	$10.97
	43,101	Monte Carlo simulation	Annualized volatility	120.0% - 148.0%	121.0%
	2,550	Option pricing model	Annualized volatility	46.0% - 115.0%	57.0%
Partnership interests and other investments	40,082	Market approach	Discount rate	—% - 3.5%	0.5%
			Market price of related security	$421.00	$421.00
Loans receivable at fair value	24,468	Discounted cash flow	Discount rate	6.8% - 56.5%	21.0%
	1,835	Market approach	Market price of related security	$8.56	$8.56
Total Level 3 assets measured at fair value	$137,608

Liabilities:
Liability-classified warrants	$6,400	Monte Carlo simulation and Black-Scholes option pricing model	Annualized volatility	85.0%	85.0%
			Discount for lack of marketability	14.7%	14.7%
Total Level 3 liabilities measured at fair value	$6,400

(1) Unobservable inputs were weighted by the relative fair value of the financial instruments.

The following table summarizes the significant unobservable inputs in the fair value measurement of Level 3 financial assets and liabilities by category of investment and valuation technique as of December 31, 2024:

	Fair value at
	December 31,	Valuation			Weighted
	2024	Technique	Unobservable Input	Range	Average(1)
Assets:
Equity securities	$34,654	Market approach	Multiple of EBITDA(2)	6.3x	6.3x
			Multiple of Sales	2.1x - 8.0x	3.1x
			Market price of related security	$9.97 - $11.10	$10.76
	5,862	Option pricing model	Annualized volatility	47.0% - 171.0%	87.0%
Loans receivable at fair value	86,150	Discounted cash flow	Discount rate	7.3% - 69.1%	19.7%
	3,953	Market approach	Market price of related security	$9.60 - $16.48	$12.90
Total Level 3 assets measured at fair value	$130,619

Liabilities:
Contingent consideration	$4,538	Discounted cash flow	Discount rate	5.0% - 7.5%	5.0%
Total Level 3 liabilities measured at fair value	$4,538

(1) Unobservable inputs were weighted by the relative fair value of the financial instruments.

(2) Multiple of earnings before interest, taxes, depreciation, and amortization (“EBITDA”).

The changes in Level 3 fair value hierarchy during the year ended December 31, 2025 and 2024 are as follows:

		Partnership			Liability-
		Interests And	Loans Receivable	Contingent	Classified	Embedded
	Equity Securities	Other Investments	at Fair Value	Consideration	Warrants	Derivatives
Year Ended December 31, 2025
Level 3 Balance at Beginning of Year	$40,516	$—	$90,103	$4,538	$—	$—
Fair Value Adjustments(1)	(362)	—	(448)	(4,394)	(1,460)	(8,119)
Relating to Undistributed Earnings	—	—	16	—	—	—
Purchases/Originations	372,104	—	117,714	—	7,860	11,244
Sales	(10,586)	—	(10,415)	—	—	—
Settlements / Repayments	(330,449)	—	(170,667)	(144)	—	(3,125)
Transfers in and /or out of Level 3(2)	—	40,082	—	—	—	—
Level 3 Balance at End of Period	$71,223	$40,082	$26,303	$—	$6,400	$—
Change in unrealized gains (losses)(3)	$(339)	$—	$(1,985)	$—	$1,460	$—

Year Ended December 31, 2024
Level 3 Balance at Beginning of Year	$452,581	$—	$532,419	$25,194	$—	$—
Fair Value Adjustments(4)	(349,918)	—	(325,499)	850	—	—
Relating to Undistributed Earnings	20	—	5,420	—	—	—
Purchases/Originations	3,862	—	107,025	—	—	—
Sales	(78,197)	—	(30,936)	—	—	—
Settlements / Repayments	13,245	—	(198,326)	(10,693)	—	—
Transfers in and /or out of Level 3(5)	(1,077)	—	—	(10,813)	—	—
Level 3 Balance at End of Period	$40,516	$—	$90,103	$4,538	$—	$—
Change in unrealized gains (losses)(3)	$(65,839)	$—	$(335,295)	$—	$—	$—

(1)	Fair value adjustments during the year ended December 31, 2025 includes the following: $(362) of realized and unrealized gains (losses) on equity securities is comprised of $(1,493) included in “Trading gains (losses), net” and $1,131 included in “Realized and unrealized gains (losses) on investments”, $(448) of fair value adjustments on loans included in “Fair value adjustments on loans”, $4,394 of realized and unrealized gains related to contingent consideration included in “Selling, general and administrative expenses”, $1,460 of realized and unrealized gains related to liability-classified warrants included in “Change in fair value of financial instruments and other”, and $8,119 of unrealized gains related to embedded derivatives included in “Change in fair value of financial instruments and other” line items in the accompanying consolidated statements of operations.

(2)	At December 31, 2025, investments in certain funds with a fair value of $40,082 was transferred from NAV to Level 3. The transfer occurred because NAV no longer represented fair value due to adjustments implemented by the fund managers. The investment is now valued using a market approach based on recent observable transactions adjusted for specific risk factors.

(3)	For the years ended December 31, 2025 and 2024, the change in unrealized gains (losses) is related to financial instruments held at the end of each respective reporting period.

(4)	Fair value adjustments during the year ended December 31, 2024 includes the following: $(349,918) of realized and unrealized gains (losses) on equity securities is comprised of $(70,437) included in “Trading gains (losses), net” and $(279,481) included in “Realized and unrealized gains (losses) on investments”, $(325,499) of fair value adjustments on loans included in “Fair value adjustments on loans”, and $(850) realized and unrealized losses related to contingent consideration included in “Selling, general and administrative expenses” line items in the accompanying consolidated statements of operations.

(5)	The $10,813 transfer out of Level 3 represents the reclassification of contingent consideration associated with Atlantic Coast Recycling to liabilities held for sale during the year ended December 31, 2024. Refer to Note 5 for more information.

Partnership and investment fund interests valued at NAV were $1,833 and $15,867 as of December 31, 2025 and 2024, respectively.

Beginning in April 2025, the Company entered into purchase agreements with public companies that allow the counterparties to put their convertible preferred stock to the Company from time to time at its discretion (the “Written Puts”) (see Note 30 – Commitments and Contingencies). The Written Puts are recognized at fair value on a recurring basis within the “Accrued expenses and other liabilities” line item on the consolidated balance sheet, with changes in fair value recognized in earnings.

At inception and as of December 31, 2025, the Company determined that the fair value of the Written Put liability is de minimis due to its discount to market prices being advantageous to the Company, and no liability or changes in earnings were recorded on the consolidated balance sheets or consolidated statements of operations, respectively. The Company holds the Written Puts as investments to advantageously monetize the underlying stock and provide capital raising activities for customers. The Company’s exposure is driven primarily by movements in the Issuer’s common stock price, the put writer’s credit, and by assumptions regarding the likelihood and timing of exercise.

Assets and Liabilities Not Measured at Fair Value

The carrying amounts reported in the consolidated financial statements for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value based on the short-term maturity of these instruments.

	Fair Value	December 31, 2025		December 31, 2024
	Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Notes payable	Level 2	$—	$—	$28,021	$28,021
Revolving credit facility	Level 2	$6,638	$6,638	$16,329	$16,329
Term loans, net	Level 2	$119,297	$120,931	$199,429	$199,429
Senior notes payable	Level 2	$1,033,782	$681,890	$1,530,561	$769,476
New Notes payable	Level 3	$268,016	$166,796	$—	$—

The carrying values of the Company’s notes payable, revolving credit facility, and term loans approximate their respective estimated fair values because the effective yield of such instrument is consistent with current market rates of interest for instruments of comparable credit risk. The Company used a market approach for estimating the fair value of senior notes payable as they are listed and actively traded on the Nasdaq with sufficient frequency and volume to utilize quoted market prices.

Nonrecurring Fair Value Measurement

The following table presents the carrying amounts of equity securities valued under the measurement alternative that were still held as of the balance sheet date for which a nonrecurring fair value measurement was recorded during the period:

	Fair Value	Level 2	Level 3
As of December 31, 2025
Non-marketable equity securities measured using the measurement alternative	$13,867	$13,739	$128

As of December 31, 2024
Non-marketable equity securities measured using the measurement alternative	$7,294	$7,294	$—

NOTE 7 — SECURITIES AND OTHER INVESTMENTS OWNED AND SECURITIES SOLD NOT YET PURCHASED

The Company’s securities and other investments owned and securities sold not yet purchased consisted of the following as of December 31, 2025 and 2024:

	December 31,	December 31,
	2025	2024
Securities and other investments owned:
Securities and other investments owned at fair value
Equity securities	$304,422	$165,408
Partnership interests and other investments	40,082	—
Corporate bonds	31,751	29,027
Other fixed income securities	4,373	4,923
Total securities and other investments owned at fair value	380,628	199,358
Partnership interests and other investments at net asset value	1,833	15,867
Equity securities valued under the measurement alternative	64,382	67,100
Total securities and other investments owned	$446,843	$282,325

Securities sold not yet purchased, at fair value:
Equity securities	$9,342	$—
Corporate bonds	467	1,891
Other fixed income securities	—	3,784
Total securities sold not yet purchased, at fair value	$9,809	$5,675

Unrealized gains (losses) on equity securities held at December 31, 2025, includes unrealized gains (losses) of $36,107 and $(48,994) for the years ended December 31, 2025 and 2024, respectively, which is included in the “Realized and unrealized gains (losses) on investments” line item in the accompanying consolidated statements of operations.

The carrying values of equity securities measured under the measurement alternative are as follows:

	December 31,	December 31,
	2025	2024
Measurement alternative:
Carrying value	$64,382	$67,100

The following table presents the related adjustments recorded during the twelve months ended December 31, 2025 and 2024 for equity securities measured under the measurement alternative and for those securities with observable price changes:

	Year Ended December 31,
	2025	2024
Upward carrying value changes	$2,515	$1,848
Downward carrying value changes/impairment	$(6,803)	$(2)

Certain equity securities investments in public and private companies are accounted for under the fair value option where the Company would otherwise use the equity method of accounting. The Company accounts for these equity investments at fair value to provide management with a more relevant representation for evaluating risk, performance reporting, market conditions and economic events in earnings on a more timely basis and to provide reporting of the current value of those assets in the consolidated balance sheets. The related summarized financial information included below for purposes of disclosure are presented a quarter in arrears where balance sheet and income statement amounts as of and for the twelve months ended September 30, 2025 and 2024 correspond to amounts as of and for the twelve months ended December 31, 2025 and 2024 of the Company.

Freedom VCM Holdings, LLC Equity Interest and Take-Private Transaction

On August 21, 2023, the Company acquired an equity interest in Freedom VCM Holdings, LLC (“Freedom VCM”) for $216,500 in cash in connection with the FRG take-private transaction. In connection with the closing of the FRG take-private transaction, the Company terminated an investment advisory agreement (the “Advisory Agreement”) with Mr. Kahn. Pursuant to the Advisory Agreement, Mr. Kahn, as financial advisor, had the sole power to vote or dispose of $64,644 of shares of FRG common stock (based on the value of FRG shares as of the closing date of the FRG take-private transaction) held of record by B. Riley Securities, Inc. (“BRS”). Upon the termination of the Advisory Agreement, (i) Mr. Kahn’s right to vote or dispose of such FRG shares terminated, (ii) such FRG shares owned by BRS were rolled over into additional equity interests in Freedom VCM in connection with the FRG take-private transaction, and (iii) Mr. Kahn owed a total of $20,911 to the Company under the Advisory Agreement which amount was added to, and included in, the Amended and Restated Note.

Following these transactions, the Company owned an equity interest of $281,144 (based on the FRG take-private transaction price) or 31% of the outstanding equity interests in Freedom VCM. Also in connection with the FRG take-private transaction, on August 21, 2023 all of the equity interests of BRRII, a majority-owned subsidiary of the Company, were sold to a Freedom VCM affiliate, which resulted in a loss of $78. In connection with the sale, the Freedom VCM affiliate assumed the obligations with respect to the Pathlight Credit Agreement, and the Company entered into a non-recourse promissory note with another Freedom VCM affiliate in the amount of $58,872, with a stated interest rate of 19.74% and a maturity date of August 21, 2033 (the “Freedom Receivables Note”), with payments of principal and interest on the note limited solely to performance of certain receivables held by BRRII.

On December 18, 2023, a wholly owned subsidiary of Freedom VCM entered into a transaction that resulted in the sale of all of the operations of WS Badcock to Conn’s in exchange for the issuance by Conn’s of 1,000,000 shares of Conn’s preferred stock (the “Preferred Shares”). The Preferred Shares issued by Conn’s to Freedom VCM, subject to the terms set forth in the Certificate of Designation, are nonvoting and are convertible into an aggregate of approximately 24,540,295 shares of non-voting common stock of Conn’s, which represented 49.99% of the issued and outstanding shares of common stock of Conn’s which resulted in consideration received by Freedom VCM of approximately $69,900. As a result of the convertible preferred stock having a conversion feature into 49.99% of the common stock of Conn’s, Freedom VCM is considered to have significant influence over Conn’s in accordance with ASC 323, Investments - Equity Method and Joint Ventures. On July 23, 2024, Conn’s filed a Chapter 11 Case under the Bankruptcy Code in the Bankruptcy Court. The original $69,900 of consideration that Freedom VCM received from the sale of WS Badcock to Conn’s that was held by Freedom VCM was written off by Freedom VCM after Conn’s bankruptcy filing on July 23, 2024, and there is expected to be no recovery of any value by Freedom VCM.

On November 3, 2024, Freedom VCM filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. As a result of the bankruptcy filing, the Company no longer had significant influence over Freedom VCM, and the equity investment was written off with a zero balance as of December 31, 2024. On June 1, 2025, the United States Bankruptcy Court for the District of Delaware entered an Order Confirming the Ninth Amended Joint Chapter 11 Plan of Franchise Group, Inc. and its affiliated debtors pursuant to the FRG Plan. Under the FRG Plan, all equity interests and claims related thereto were cancelled and such equity interest holders, including Freedom VCM as an equity holder of Franchise Group, Inc. will not receive any property or distributions under the FRG Plan. As a result of the FRG Plan, the Company does not expect to receive any proceeds or distributions from the equity investment in Freedom VCM. The bankruptcy filing resulted in the write-off of the equity investment. The change in the fair value of the equity investment resulted in losses of $287,043 for the year ended December 31, 2024, and recorded in the “Realized and unrealized gains (losses) on investments” line item in the accompanying consolidated statements of operations.

The following tables contain summarized financial information with respect to Freedom VCM:

September 30, 2024
Current assets	$871,102
Noncurrent assets	$2,889,334
Current liabilities	$569,281
Noncurrent liabilities	$2,680,178
Equity attributable to investee	$510,977

For the Twelve Months
Ended September 30,
2024
Revenues	$3,131,138
Cost of revenues	$1,991,258
Net loss attributable to investees	$(391,385)

Babcock and Wilcox Enterprises, Inc. Equity Investment

The Company owned a 25% and a 29.1% voting interest in Babcock & Wilcox Enterprises, Inc. (“B&W”) as of December 31, 2025 and 2024, respectively, whereby the Company has elected to account for this investment under the fair value option. The following tables contain summarized financial information with respect to B&W:

	As of September 30,
	2025	2024
Current assets	$479,733	$530,223
Noncurrent assets	$178,151	$274,410
Current liabilities	$400,985	$297,928
Noncurrent liabilities	$489,106	$709,823
Equity attributable to investee	$(232,207)	$(203,694)
Noncontrolling interest	$—	$576

	For the Twelve Months Ended September 30,
	2025	2024
Revenues	$540,535	$878,224
Cost of revenues	$395,857	$721,112
Loss from continuing operations	$(87,475)	$(55,910)
Net loss	$(108,410)	$(59,482)
Net loss attributable to investees	$(108,472)	$(67,019)

As of December 31, 2025 and 2024, the fair value of the investment in B&W totaled $174,011 and $45,012, respectively, and are included in the “Securities and other investments owned, at fair value” line item in the accompanying consolidated balance sheets.

Synchronoss Technologies, Inc. Equity Investment

As of March 2024, the Company no longer had significant influence related to the investment in Synchronoss Technologies, Inc. (“Synchronoss”) since the Company’s voting interest declined below 10% and is no longer entitled to board representation on Synchronoss. The Company elected to account for the equity investment in Synchronoss under the fair value option.

The following tables contain summarized financial information for Synchronoss:

September 30, 2024
Current assets	$77,940
Noncurrent assets	$221,758
Current liabilities	$41,553
Noncurrent liabilities	$210,342
Equity attributable to investee	$47,803

Twelve Months Ended
September 30, 2024
Revenues	$170,789
Cost of revenues	$68,365
Net loss attributable to investees	$(38,283)

As of December 31, 2025 and 2024, the fair value of the equity investment in Synchronoss totaled $3,503 and $7,200, respectively, and are included in the “Securities and other investments owned, at fair value” line item in the accompanying consolidated balance sheets.

Other Equity Investments

As of December 31, 2025, the Company had other equity investments where the Company is considered to have the ability to exercise influence since the Company has representation on the board of directors or the Company is presumed to have the ability to exercise significant influence since the investment is more than minor and the limited liability company is required to maintain specific ownership accounts for each member. The Company has elected to account for these equity investments under the fair value option. These equity investments are comprised of equity investments in three and five private companies at December 31, 2025 and 2024, respectively.

The following table contains summarized financial information for these companies:

	As of September 30,
	2025	2024
Current assets	$23,491	$215,927
Noncurrent assets	$140,981	$572,628
Current liabilities	$22,988	$86,672
Noncurrent liabilities	$66,509	$105,711
Equity attributable to investee	$74,975	$596,172

	For the Twelve Months Ended September 30,
	2025	2024
Revenues	$62,097	$428,564
Cost of revenue and expenses	$11,069	$320,364
Net income (loss) attributable to investees	$7,740	$(43,372)

As of December 31, 2025 and 2024, the fair value of these investments totaled $19,835 and $29,562, respectively, and are included in “Securities and other investments owned” line item in the consolidated balance sheets.

NOTE 8 — SECURITIES LENDING

The following table presents the contractual gross and net securities borrowing and lending balances and the related offsetting amount as of December 31, 2025 and 2024:

		Gross amounts	Net amounts	Amounts not offset in the
		offset in	included in	Consolidated Balance
		the Consolidated	the Consolidated	Sheets but eligible for
	Gross amounts	Balance	Balance	offsetting upon
	recognized	Sheets(1)	Sheets	counterparty default(2)	Net amounts
As of December 31, 2025
Securities borrowed	$114,937	$—	$114,937	$119,872	$—
Securities loaned	$97,321	$—	$97,321	$89,142	$8,179
As of December 31, 2024
Securities borrowed	$43,022	$—	$43,022	$48,429	$—
Securities loaned	$27,942	$—	$27,942	$22,518	$5,424

(1)	Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

(2)	Represents the fair value of collateral held/posted which is comprised of financial instruments.

The following table presents the contract value of securities lending transactions accounted for as secured borrowings by the type of collateral provided to counterparties as of December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024
	Remaining		Remaining
	contractual maturity		contractual maturity
	Overnight and		Overnight and
	continuous	Total	continuous	Total
Securities lending transactions
Corporate securities - fixed income	$305	$305	$310	$310
Equity securities	114,632	114,632	42,712	42,712
Total borrowings	$114,937	$114,937	$43,022	$43,022

The Company’s securities lending transactions require us to pledge collateral based on the terms of each contract which is generally denominated in U.S. dollars and marked to market on a daily basis. If the fair value of the collateral pledged for these transactions declines, the Company could be required to provide additional collateral to the counterparty, therefore decreasing the amount of assets available for other liquidity needs that may arise. The Company’s liquidity risk is mitigated by maintaining offsetting securities borrowed transactions in which the Company receives cash from the counterparty which, in general, is equal to or greater than the cash the Company posts on securities lending transactions.

Interest expense from securities lending activities is included in operating expenses related to operations in the Capital Markets segment. Interest expense from securities lending activities is incurred from equity and fixed income securities that are loaned to the Company and totaled $5,794 and $66,128 during the years ended December 31, 2025 and 2024, respectively.

NOTE 9 — ACCOUNTS RECEIVABLE

The components of accounts receivable, net, from revenue from contracts with customers include the following:

	December 31,	December 31,
	2025	2024
Accounts receivable	$52,631	$62,745
Investment banking fees, commissions and other receivables	8,950	12,008
Total accounts receivable	61,581	74,753
Allowance for credit losses	(6,108)	(6,100)
Accounts receivable, net (1)	$55,473	$68,653

(1)	The beginning balances of accounts receivable, net, were $68,653 and $81,956 during the years end December 31, 2025 and 2024, respectively. Additions and changes to the allowance for credit losses consist of the following:

	Year Ended December 31,
	2025	2024
Balance, beginning of period	$6,100	$4,373
Changes to reserve	4,022	3,628
Other adjustments and write-offs	(3,997)	(1,976)
Recoveries	(17)	75
Balance, end of period	$6,108	$6,100

NOTE 10 — LOANS RECEIVABLE, AT FAIR VALUE

Loans receivable consist of the following:

				Outstanding Principal Balance, Net		Outstanding Principal Balance in
		At Fair Value		of Discounts		Excess of Fair Value
	Maturity	December 31,		December 31,		December 31,
	Dates	2025	2024	2025	2024	2025	2024
Related Party Loans Receivable:
Vintage Capital Management, LLC	December 2027	$1,835	$2,057	$224,968	$224,968	$223,133	$222,911
W.S. Badcock Corporation	Loan Sold	—	2,169	—	28,038	—	25,869
Freedom VCM Receivables, Inc.	Loan Sold	—	3,913	—	17,788	—	13,875
Conn’s, Inc.	February 2027	—	38,826	70,425	110,056	70,425	71,230
Torticity, LLC	November 2026	—	—	16,333	16,333	16,333	16,333
Great American Holdings, LLC	Paid Off	—	1,698	—	1,698	—	—
Other related party loans	Various through August 2027	1,000	3,239	1,164	3,239	164	—
Total related party loans receivable		2,835	51,902	312,890	402,120	310,055	350,218

Exela Technologies, Inc.	March 2026	21,415	32,136	21,731	33,396	316	1,260
Norlin EV Limited	December 2025	10	6,065	1,233	6,913	1,223	848
Other loans receivable	Various	2,043	—	7,845	3,575	5,802	3,575
Total loans receivable		$26,303	$90,103	$343,699	$446,004	$317,396	$355,901

During the years ended December 31, 2025 and 2024, the Company recorded realized and unrealized losses of $(448) and $(325,498), respectively, on loans receivable, at fair value, which are reflected in the “Fair value adjustments on loans” line item in the accompanying consolidated statements of operations. The Company has elected to measure loans at fair value to provide management with a more relevant representation for evaluating risk, performance reporting, market conditions and economic events in earnings on a more timely basis and to provide reporting of the current value of those assets in the consolidated balance sheets.

Loans receivable, at fair value on non-accrual and 90 days or greater past due, was $1,835, which represented approximately 7.0% of total loans receivable, at fair value as of December 31, 2025. The principal balance of loans receivable on non-accrual and 90 days or greater past due was $320,285 as of December 31, 2025. Loans receivable, at fair value on non-accrual was $21,222, which represents approximately 23.4% of total loans receivable, at fair value as of December 31, 2024. The principal balance of loans receivable on non-accrual was $321,544 as of December 31, 2024. Interest income for loans on non-accrual and/or 90 days or greater past due is recognized separately from the “Fair value adjustments on loans” line item in the accompanying consolidated statements of operations. The amount of losses included in earnings attributable to changes in instrument-specific credit risk was $(471) and $(323,840) during the years ended December 31, 2025, and 2024, respectively. The gains or losses attributable to changes in instrument-specific risk was determined by management based on an estimate of the fair value change during the period specific to each loan receivable.

The Company may periodically provide limited guarantees to third parties for loans that are made to investment banking and lending clients. As of December 31, 2025, the Company has outstanding limited guarantee arrangements with respect to B&W as further described in Note 30(b) - Babcock & Wilcox Commitments and Guarantees. In accordance with the credit loss standard, the Company evaluates the need to record an allowance for credit losses for these loan guarantees since they have off-balance sheet credit exposures. As of December 31, 2025, the Company has not recorded any provision for credit losses on the B&W guarantees, since the Company believes that there is sufficient collateral to protect the Company from any credit loss exposure. On June 18, 2025, an amendment was made to the Axos Guaranty (defined below) whereby the Company’s obligations as guarantor were suspended until January 1, 2027. On February 25, 2026, the Axos Guaranty was terminated and is of no further force and effect as further discussed in Note 30 - Commitments and Contingencies - (b) Babcock & Wilcox Commitments and Guarantees.

Vintage Capital Management, LLC Loan Receivable

On August 21, 2023, one of the Company’s subsidiaries and Vintage Capital Management, LLC (“VCM”), an affiliate of Brian Kahn (“Mr. Kahn”), amended and restated a promissory note (the “Amended and Restated Note”), pursuant to which VCM owes the Company’s subsidiary the aggregate principal amount of $200,506, which bears interest at the rate of 12.00% per annum payable-in-kind with a maturity date of December 31, 2027. The Amended and Restated Note requires repayments prior to the maturity date from certain proceeds received by VCM, Mr. Kahn or his affiliates from, among other proceeds, distributions or dividends paid by Freedom VCM, Inc. in amount equal to the greater of (i) 80% of the net after-tax proceeds, and (ii) 50% of gross proceeds. Amounts owing under the Amended and Restated Note may be repaid at any time without penalty. The obligations under the Amended and Restated Note are primarily secured by a first priority perfected security interest in Freedom VCM, Inc.’s equity interests owned by Mr. Kahn, the chief executive officer (“CEO”) and a member of the board of directors of Freedom VCM, Inc. as of December 31, 2023, and his spouse, with a value, based on the transaction price of the take private transaction that included the acquisition of the Franchise Group, Inc. (“FRG”) by a buyer group that included members of senior management of FRG, led by Mr. Kahn, FRG’s then CEO (the “FRG take-private transaction”), of $227,296 as of August 21, 2023.

On January 22, 2024, Mr. Kahn resigned as CEO and a member of the board of directors of Freedom VCM. On November 3, 2024, Freedom VCM filed voluntary petitions for relief under Chapter 11 (“Chapter 11 Cases”) of Title 11 of the United States Bankruptcy Code (“Bankruptcy Code”), which impacted the collateral for this loan receivable. To the extent the loan balance and accrued interest exceed the underlying collateral value of the loan an unrealized loss will be recorded in the consolidated statements of operations. On a quarterly basis, the Company will continue to obtain third party appraisals to evaluate the value of the collateral of the loan since the repayment of the loan and accrued interest will be paid primarily from the cash distributions from Freedom VCM or foreclosure on the underlying collateral.

On June 1, 2025, the United States Bankruptcy Court for the District of Delaware entered an Order Confirming the Ninth Amended Joint Chapter 11 Plan of Franchise Group, Inc. and its affiliated debtors (the “FRG Plan”). Under the FRG Plan, all equity interests and claims related thereto were cancelled and such equity interest holders, including Freedom VCM as an equity holder of Franchise Group, Inc. will not receive any property or distributions under the FRG Plan. As a result, of the FRG Plan, the Company does not expect to receive any proceeds or distributions from the Freedom VCM equity interests owned by Mr. Kahn and his spouse that collateralize the VCM loan receivable.

On September 29, 2025, the SEC filed a complaint in the U.S. District Court for the District of New Jersey against Prophecy Asset Management LP (“Prophecy”), Prophecy’s CEO, and Mr. Kahn alleging violations of certain of the antifraud provisions of federal securities laws. On November 10, 2025, news reports and a court filing by the U.S. Attorney’s Office for the District of New Jersey indicated that the U.S. Attorney’s Office has charged Kahn with securities fraud in connection with his activities as a Prophecy sub-adviser. On December 10, 2025, Mr. Kahn pleaded guilty to one count of conspiracy to commit securities fraud.

W.S. Badcock Corporation and Freedom VCM Receivables, Inc. Loans Receivable

On December 20, 2021, the Company entered into a Master Receivables Purchase Agreement (“Badcock Receivables I”) with W.S. Badcock Corporation, a Florida corporation (“WSBC”), which at the time was an indirect wholly owned subsidiary of FRG, which became a subsidiary of Freedom VCM as a result of the transaction on August 21, 2023. The Company paid $400,000 in cash to WSBC for the purchase of certain consumer credit receivables which are small consumer loans issued by WSBC to consumers for the purchase of merchandise sold at WSBC’s stores. On September 23, 2022, the Company’s then majority-owned subsidiary, B. Riley Receivables II, LLC (“BRRII”), a Delaware limited liability company, entered into a Master Receivables Purchase Agreement (“Badcock Receivables II”) with WSBC. This purchase of $168,363 consumer credit receivables of WSBC was partially financed by a $148,200 term loan. During the three months ended March 31, 2023, BRRII entered into Amendment No. 2 and No. 3 to Badcock Receivables II with WSBC for a total of $145,278 in additional consumer credit receivables. The accounting for these transactions resulted in the Company recording a loan receivable from WSBC with the recognition of interest income at an imputed rate based on the cash flows expected to be received from the collection of the consumer receivables that serve as collateral for the loan. The collateral for these loans receivable are the individual consumer credit receivables that were originally issued to WSBC consumers for merchandise sold in WSBC stores and the total amount of collections on these loans receivable is dependent upon their credit performance. These loans receivable are measured at fair value.

On August 21, 2023, all of the equity interests of BRRII were sold to Freedom VCM Receivables, Inc. (“Freedom VCM Receivables”), a subsidiary of Freedom VCM, which resulted in a loss of $78. In connection with the sale, Freedom VCM Receivables entered into the Freedom Receivables Note in the amount of $58,872, with a stated interest rate of 19.74% per annum and a maturity date of August 21, 2033, with payments of principal and interest on the note limited solely to the performance of certain consumer receivables held by BRRII. This loan receivable is measured at fair value.

In connection with these loans, the Company entered into a Servicing Agreement with WSBC pursuant to which WSBC provided to the Company certain customary servicing and account management services in respect of the receivables purchased by the Company under the Receivables Purchase Agreement. In addition, subject to certain terms and conditions, FRG has agreed to guarantee the performance by WSBC of its obligations under the Master Receivables Purchase Agreements and the Servicing Agreement.

On February 7, 2025, the Company sold the two loans and recorded net realized losses of $38,100 which is included in the “Fair value adjustments on loans” line item in the accompanying consolidated statements of operations for the year ended December 31, 2025. As such, the Company no longer owned the two loans as of December 31, 2025.

Conn’s, Inc. Loan Receivable

On December 18, 2023, WSBC was sold by Freedom VCM to Conn’s, Inc. (“Conn’s”) whereby the Company loaned Conn’s $108,000 pursuant to the “Conn’s Term Loan” which bears interest at an aggregate rate per annum equal to the Term Secured Overnight Financing Rate (“SOFR”) Rate (as defined in the Conn’s Term Loan), subject to a 4.80% floor, plus a margin of 8.00% and matures on February 20, 2027. Future collection of the Conn’s loan receivable is expected to be paid from the sale of assets and servicing of a pool of consumer receivables that serve as collateral for the loan where the Company has a second lien on these assets.

On July 23, 2024, Conn’s and certain of its subsidiaries filed voluntary positions for relief under Chapter 11 Cases of Title 11 of the Bankruptcy Code in the Southern District of Texas. The commencement of the Chapter 11 Cases constitutes an event of default that accelerates the repayment obligations of the loan receivable issued to Conn’s. Any efforts to enforce repayment obligations under the Conn’s loan are automatically stayed as a result of the Chapter 11 Cases, and the Company’s rights of enforcement in respect of this loan are subject to the applicable provisions of the Bankruptcy Code. As a result of the Chapter 11 Cases, the Conn’s loan receivable was placed on non-accrual status.

On December 17, 2024, the Company entered into an agreement with the first-lien holder banks of the Conn’s loan receivable to assign the first-lien loan receivable to the Company for consideration of $27,738. The loan receivable was paid in full on January 24, 2025.

Torticity, LLC Loan Receivable

On November 2, 2023, B. Riley Principal Investments, LLC (“BRPI”), a wholly owned subsidiary of the Company, along with other lenders entered into a loan receivable with Torticity, LLC for an aggregate principal amount of $25,000, of which $15,000 was BRPI’s total principal commitment. On November 20, 2023, BRPI transferred the promissory note to B. Riley Commercial Capital, LLC (or “BRCC”), another wholly owned subsidiary of the Company. The loan receivable bore interest at 15.00% per annum paid quarterly at 7.50% per annum in cash and 7.50% per annum payment-in-kind to be capitalized and added to the outstanding principal balance. Subsequent to December 31, 2024, there were amendments to the loan. However, the entire loan remained impaired with no fair value at December 31, 2025, and there has been no interest income on the loan receivable during 2025.

Great American Holdings, LLC Loan Receivable

On November 15, 2024, BRCC entered into a senior secured revolving credit and guaranty agreement with GA Holdings. On February 26, 2025, the senior secured revolving credit and guaranty agreement was transferred to BRF Finance Co., LLC (or “BRF”), a wholly owned subsidiary of the Company. BRF’s initial revolving commitment was $25,000 with a maturity date of November 15, 2025. As subsequently amended, the revolving commitment was revised to $40,000 for the period March 10, 2025 to June 30, 2025 and reduced back to $25,000 from July 1, 2025 until the maturity date. The senior secured revolving credit bears interest at the Term SOFR rate, as defined in the agreement, plus an applicable rate of 4.75% per annum.

On October 16, 2025, all outstanding amounts due and owing under this facility were repaid in full to BRF and the facility was terminated.

GA Joann Retail Partnership, LLC Loan Receivable

On February 27, 2025, BRF, along with other lenders, entered into a credit agreement with GA Joann Retail Partnership, LLC (“Joann Retail”) for an aggregate commitment of $52,000, of which BRF is committed to $24,653. The credit agreement bears interest at 10.00% to be paid monthly as payment-in-kind and capitalized into the outstanding principal balance and has a maturity date of November 26, 2025. This loan receivable was paid in full on April 7, 2025.

NOTE 11 — EQUITY METHOD INVESTMENTS

	December 31, 2025		December 31, 2024
Investments accounted for under the equity method:	Percentage Ownership	Investment Balance	Percentage Ownership	Investment Balance
Great American Holdings, LLC	38.4%	$83,349	44.2%	$82,462
SW-B. Riley Retail Opportunity Fund	22.6%	7,084	10.7%	3,025
Total equity method investments	114,937	$90,433		$85,487

Equity investments that are accounted for under the equity method of accounting are included in the “Equity investments” line item in the accompanying consolidated balance sheets. The Company’s share of earnings or losses from equity method investees is included in the “Income from equity investments” line item in the accompanying consolidated statements of operations.

The summarized financial information with respects to the equity method investments noted below for purposes of disclosure are presented a quarter in arrears whereas balance sheet and income statement amounts as of and for the year ended September 30, 2025 corresponds to amounts as of and for the year ended December 31, 2025 (unless otherwise indicated for partial-year periods).

Great American Holdings, LLC

On November 15, 2024, the Company completed the sale of a majority interest in GA Holdings to Oaktree (the “Great American Transaction”). Upon completion of the sale, the Company retained a minority ownership interest in the Class A common units of GA Holdings. GA Holdings operations include appraisal and valuation services, real estate, and retail, wholesale & industrial auction and liquidation services to help clients dispose of assets that include multi-location retail inventory, wholesale inventory, trade fixtures, machinery and equipment, intellectual property and real property. GA Holdings has three classes of equity interests which include common interests, Class A preferred interests and Class B preferred interests. The Company accounts for its investment in GA Holdings under the equity method of accounting with a three-month lag.

Under the equity method of accounting, the Company records its proportionate share of earnings or losses; however, given the capital structure of GA Holdings the Company applies the Hypothetical Liquidation at Book Value (“HLBV”) method on a three-month lag to determine the allocation of profits and losses since the liquidation rights and priorities, as defined by the limited liability agreement of GA Holdings, differ from the Company’s underlying ownership interest. The HLBV method calculates the proceeds that would be attributable to each partner based on the liquidation provisions of the limited liability agreement as if GA Holdings was to be liquidated at book value as of the balance sheet date. Each partner’s allocation of income or loss in the period is equal to the change in the amount of net equity they are legally able to claim based on a hypothetical liquidation of the entity at the end of a reporting period compared to the beginning of that period, adjusted for any capital transactions.

Based on the terms of the limited liability agreement, we recorded equity in net income attributable to GA Holdings using the HLBV method of $887 for the twelve months ended December 31, 2025.

The following tables contain summarized financial information with respect to GA Holdings:

September 30, 2025
Current assets	$58,177
Noncurrent assets	$283,238
Current liabilities	$51,024
Noncurrent liabilities	$518
Mezzanine equity - preferred units	$279,097
Equity attributable to investee	$10,776

November 15, 2024 to
September 30, 2025

Revenue	$153,402
Cost of revenue and expenses	$140,498
Net income attributable to investee	$12,904

GA Joann Retail Partnership, LLC

On February 27, 2025, the Company contributed capital and certain financial support in the form of cash and subordinated debt in exchange for a 47.4% minority ownership interest in Joann Retail. Joann Retail’s operations include the acquisition and liquidation of Joann Inc’s (and its subsidiaries) retail assets. Joann Retail has two classes of equity interest which include voting Class A and nonvoting Class B interests.

The Company accounts for its investment in Joann Retail under the equity method of accounting under which the Company accounts for its investment on a three-month lag to determine the allocation of profits and losses. For the year ended December 31, 2025, the Company recorded equity method losses in the amount of $1,714 in its consolidated statements of operations, which corresponds to the equity method investment’s operating results for the twelve months ended September 30, 2025.

As of December 31, 2025, the Company’s investment in Joann Retail was zero as the Company had fully recovered its initial investment of $6,163 in Joann Retail. The Company’s investment in Joann Retail is adjusted for the Company’s proportionate share of equity method income or losses and of cash distributions received during the year ended December 31, 2025. The Company received $35,392 in excess of the Company’s investment balance during the year ended December 31, 2025, and the distributions received in excess of the investment balance are recognized as other income and included in the “Income from equity investments” line item in the accompanying consolidated statements of operations.

The following tables contain summarized financial information with respect to Joann Retail:

September 30, 2025
Current assets	$27,415
Noncurrent assets	$—
Current liabilities	$27,415
Equity attributable to investee	$—

February 27, 2025 to
September 30, 2025
Revenue	$92,196
Cost of revenue and expenses	$26,021
Net income attributable to investee	$66,175

SW-B. Riley Retail Opportunity Fund (“SW-B. Retail”)

At December 31, 2024, the Company’s ownership percentage in SW-B. Retail was approximately 10.7% and increased to 22.6% as of December 31, 2025 with the consolidation of BRC Trust as discussed in Note 3 - Variable Interest Entities and Note 20 - Noncontrolling Interests. For the years ended December 31, 2025 and 2024, the Company recorded equity method income of $431 and $31, respectively.

NOTE 12 — PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following:

	December 31,	December 31,
	2025	2024
Inventory, net	$48,020	$63,004
Rental merchandise, net	13,372	15,084
Prepaid expenses	23,148	22,979
Unbilled receivables	2,727	3,387
Income tax receivable	18,673	9,172
Other receivables, net	12,394	27,853
Other assets	10,316	15,950
Prepaid expenses and other assets	$128,650	$157,429

Unbilled receivables represent the amount of mobile handsets in the Marconi Wireless and Lingo segments. Other receivables primarily consist of interest receivables on loans and advances to financial advisors, net. Other assets primarily consist of deposits, contract costs and finance lease assets.

NOTE 13 — PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following:

	Estimated	December 31,	December 31,
	Useful Lives	2025	2024
Leasehold improvements	1 to 15 years	$13,635	$14,099
Machinery, equipment and computer software	1 to 15 years	30,829	28,719
Furniture and fixtures	3 to 5 years	3,832	4,937
Total		48,296	47,755
Less: Accumulated depreciation and amortization		(30,690)	(29,076)
		$17,606	$18,679

Depreciation expense was $6,974 and $10,017 during the years ended December 31, 2025 and 2024, respectively.

NOTE 14 — GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying amount of goodwill at December 31, 2025 and December 31, 2024 was $392,687. Goodwill is comprised of $158,834 for the Capital Markets Segment, $37,334 for the Wealth Management Segment, $71,551 for the Lingo Segment, $106,461 for the magicJack Segment, $128 for the Marconi Wireless Segment, $15,727 for the UOL Segment, and $2,652 in the Corporate and All Other category. Goodwill is net of accumulated impairment losses of $137,445, of which $79,781 and $57,664 were recorded in the Consumer Products and Corporate and All Other category, respectively, prior to December 31, 2024.

	Capital	Wealth			Marconi		Consumer	Corp. & All
	Markets	Mgmt.	Lingo	magicJack	Wireless	UOL	Products	Other	Total(1)
Balance as of December 31, 2023	$159,366	$51,195	$71,551	$106,461	$128	$15,727	$26,681	$5,932	$437,041
Changes in goodwill during the year:

Acquisition of other businesses	—	—	—	—	—	—	—	56,028	56,028
Goodwill impairment	—	—	—	—	—	—	(26,681)	(57,664)	(84,345)

Reclassified as held for sale	—	(13,861)	—	—	—	—	—	(3,280)	(17,141)
Other	(532)	—	—	—	—	—	—	1,636	1,104
Balance as of December 31, 2024	$158,834	$37,334	$71,551	$106,461	$128	$15,727	$—	$2,652	$392,687

(1)  There were no changes to goodwill by segment as of and during the year ended December 31, 2025.

During the year ended December 31, 2025, there were no changes in goodwill. During the year ended December 31, 2024, the changes in goodwill included $1,636 related to certain purchase price accounting adjustments as described in Note 4 - Acquisitions, and $(532) related to the sale of certain assets. The decrease in goodwill for the year ended December 31, 2024 was related to the Nogin goodwill impairment of $(57,664) in the Corporate and All Other category, and the Targus goodwill impairment of $(26,681) in the Consumer Products segment, and the reclassification of goodwill in the Wealth Management segment to Held for sale of $(13,861) related to the sale of the Company’s (W-2) Wealth Management business, and $(3,280) for Reval in the Corporate and All Other category as discussed in Note 5 - Discontinued Operations and Assets Held for Sale, partially offset by $56,028 from the Nogin acquisition in the Corporate and All Other category as discussed in Note 4 - Acquisitions.

Intangible assets consisted of the following:

	Estimated	Gross	As of December 31, 2025		Gross	As of December 31, 2024
	Useful Life in	Carrying	Accumulated	Intangibles	Carrying	Accumulated	Intangibles
	Years	Value	Amortization	Net	Value	Amortization	Net
Amortizable assets:
Customer relationships	1 to 16	$240,780	$(148,015)	$92,765	$240,780	$(126,182)	$114,598
Domain names	7	170	(170)	—	170	(170)	—
Advertising relationships	8	755	(247)	508	100	(100)	—
Internally developed software and other intangibles	0.5 to 10	28,597	(26,116)	2,481	29,042	(23,225)	5,817
Trademarks	3 to 10	19,950	(12,014)	7,936	19,950	(10,019)	9,931
Total		290,252	(186,562)	103,690	290,042	(159,696)	130,346

Non-amortizable assets:
Tradenames		14,600	—	14,600	16,100	—	16,100
Total intangible assets		$304,852	$(186,562)	$118,290	$306,142	$(159,696)	$146,446

Intangible assets related to tradenames is net of accumulated impairment losses of $22,000, of which $20,500 was recorded prior to December 31, 2024 and $1,500 was recorded during the year ended December 31, 2025 in the Consumer Products segment.

Amortization expense was $27,218 and $34,915 during the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, estimated future amortization expense was $24,554, $23,272, $20,096, $15,470, $11,167 during the years ended December 31, 2026, 2027, 2028, 2029 and 2030, respectively. The estimated future amortization expense after December 31, 2030 was $9,131.

The Company performs impairment tests for goodwill and intangible assets with an indefinite life as of December 31 of each year and between annual impairment tests if an event occurs or circumstances change that would more likely than not reduce the fair values of the Company’s reporting units below their carrying values. As a result of the current financial performance of the Company’s Targus subsidiary, which comprises the reporting unit of all the operations within the Consumer Products segment as well as current market conditions in the personal computer market for computers and accessories, the Company updated its long-term forecasts for the reporting unit. In performing the annual review of goodwill and other intangible assets at December 31, 2025, the Company elected to bypass the qualitative assessment and proceed directly to performing the quantitative assessment. Based on the procedures performed, the Company concluded that there was no goodwill impairment during the year December 31, 2025. The Company performed an interim quantitative assessment of intangible assets with an indefinite live as of June 30, 2025, and based on the results of the analysis, the Company recorded a non-cash impairment charge related to the Targus tradename of $1,500, which was recorded in impairment of tradenames in the accompanying consolidated statements of operations during the year ended December 31, 2025.

The Targus tradename was measured at fair value on a nonrecurring basis as of June 30, 2025. The estimated fair value of the Targus tradename was $13,000 as of June 30, 2025. In order to estimate the fair value of the Targus tradename management must make certain estimates and assumptions which among other things, included an assessment of market conditions, projected cash flows, discount rates, and revenue growth rates. The inputs for the fair value calculations included a 3.5% growth rate to calculate the terminal value, a discount rate of 22.2%, and a royalty rate of 1.5%.

In performing the annual review of goodwill and other intangible assets at December 31, 2024, qualitative factors indicated it could be more likely than not that the carrying value of goodwill and other intangible assets for the Corporate and All Other reporting unit related to Nogin could be impaired and the tradename for the Targus reporting unit could be impaired. For the Consumer Products reporting unit related to Targus, there were also qualitative factors in performing the interim analysis at June 30, 2024 that indicated it could be more likely than not that the carrying value of Targus goodwill and tradename for the Consumer Products reporting unit could be impaired. As more fully described below, based on the results of this analysis, the Company recorded non-cash impairment charges of $105,373 during the year ended December 31, 2024, which included impairment charges related to (a) indefinite lived assets of $84,345 related to goodwill and $5,000 related to tradenames and (b) $16,028 related to finite-lived intangible assets for customer relationships, internally developed software and other intangible assets, and trademarks.

Due to challenges in executing Nogin’s growth plans operating results in the fourth quarter of 2024 were impacted and Nogin’s long-term forecasts were updated. A goodwill impairment charge of $57,664 was recognized in the Corporate and All Other reporting unit related to Nogin at December 31, 2024. The Company’s Targus subsidiary, which is included in the Consumer Products segment, experienced lower than expected revenues in the fourth quarter of 2024 from market conditions in the personal computer market for computers and accessories and long-term forecasts for revenues were updated. An impairment charge for the tradename of $4,000 was recognized at December 31, 2024. At June 30, 2024, qualitative factors indicated that the carrying value of goodwill and tradename for the Company’s Targus subsidiary were impaired as operating results during the six months ended June 30, 2024 were impacted by market conditions in the personal computer market for computers and accessories, the Company revised its long-term forecasts. Based on the results of the analysis, the Company recorded a non-cash impairment charge for goodwill of $26,681 and a tradename impairment charge of $1,000 at June 30, 2024. The Company also recorded an impairment charge for finite-lived intangible assets of $16,028 for customer relationships, internally developed software and other intangible assets, and trademarks related to Nogin as of December 31, 2024. These impairment charges have been recorded in impairment of goodwill and other intangible assets in the accompanying consolidated statements of operations during the year ended December 31, 2024.

Goodwill and tradename were measured at fair value on a nonrecurring basis as part of the interim and annual impairment tests during 2024. The estimated fair value of Nogin and Targus were calculated using a weighted-average of values determined using an income approach and a market approach for each reporting unit. The income approach involves estimating the fair value of each of the reporting units by discounting its estimated future cash flows using discount rates that would be consistent with a market participant’s assumption. The market approach bases the fair value measurement on information obtained from observed stock prices of public companies and recent merger and acquisition transaction data of comparable entities for each reporting unit. In order to estimate the fair value of goodwill and tradename, management must make certain estimates and assumptions that affect the total fair value of each of the reporting units including, among other things, an assessment of market conditions, projected cash flows, discount rates, and growth rates. The approximate inputs for the fair value calculations of the reporting units included (a) a growth rate of 3% to calculate the terminal value and a discount rate of 16% for the Nogin reporting unit and (b) a growth rate of 4% to calculate the terminal value and a discount rate of 16% for the Consumer Products reporting unit related to Targus. Management’s estimates of projected cash flows each of the reporting units include, but are not limited to, future earnings of each of the reporting units using revenue growth rates, gross margins, and other cost assumptions consistent with the reporting unit’s historical trends, and working capital requirements and future capital expenditures necessary to fund future operations. The assumptions in the fair value measurements of each of the reporting units reflect the current market environment, industry-specific factors and company-specific factors.

NOTE 15 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	December 31,	December 31,
	2025	2024
Accrued payroll and related expenses	$58,422	$50,957
Dividends payable	611	2,534
Income taxes payable	697	2,997
Other tax liabilities	14,439	16,184
Contingent consideration	—	4,538
Accrued expenses	45,154	51,695
Other liabilities	35,457	56,840
Accrued expenses and other liabilities	$154,780	$185,745

Other tax liabilities primarily consist of uncertain tax positions, sales and VAT taxes payable, and other non-income tax liabilities. Accrued expenses primarily consist of accrued trade payables, investment banking payables and legal settlements. Other liabilities primarily consist of interest payables, accrued legal fees and finance lease liabilities.

NOTE 16 — LEASING ARRANGEMENTS

Operating Leases

The Company’s operating lease assets primarily represent the lease of office space and facilities where the Company conducts its operations. Additional information related to operating leases is presented in the tables below:

	December 31, 2025	December 31, 2024
Weighted average lease term in years	3.7	4.2
Longest operating lease term in years	6.4	7.4
Weighted average discount rate	6.61%	6.67%

	Year Ended
	December 31,	December 31,
	2025	2024
Operating lease expense (1)	$17,443	$22,330
Operating lease expense attributable to variable lease expense (1)	$1,995	$2,455
Sublease income (1)	$(2,662)	$(2,299)
Short-term lease expense (1)	$4,459	$333
Cash payments against operating lease liabilities (2)	$21,793	$24,171
Non-cash lease expense transactions (2)	$2,000	$6,057

(1) Operating lease expense is included in selling, general and administrative expenses in the consolidated statements of operations.

(2) Cash flows from operating leases are classified as net cash flows from operating activities in the accompanying consolidated statements of cash flows.

As of December 31, 2025, maturities of operating lease liabilities were as follows:

Operating
Leases
Year ending December 31:
2026	$15,404
2027	11,221
2028	9,431
2029	5,522
2030	2,777
Thereafter	1,612
Total lease payments	45,967
Less: imputed interest	(5,065)
Total lease liability	$40,902

Finance Leases

The Company’s financing lease assets primarily represent the lease of vehicles for the Company’s subsidiary bebe. As of December 31, 2025 and 2024, finance lease assets of $4,254 and $3,538 are included in prepaid expenses and other assets with the related liabilities of $4,559 and $3,723 included in accrued expenses and other liabilities in the accompanying consolidated balance sheets, respectively.

As of December 31, 2025, the Company had additional executed office leases that had not commenced yet with minimum lease payments of $5,839. These leases are expected to commence in the first quarter of 2026 with lease terms of two to eight years. The table above excludes these payments as the Company does not recognize the right-of-use assets and lease liabilities until such assets become available to the Company upon lease commencement.

As of December 31, 2024, the Company did not have any significant leases executed but not yet commenced.

NOTE 17 — NOTES PAYABLE

Notes payable consist of the following:

December 31,
2024
Nogin convertible note	$15,242
Bicoastal note	400
FocalPoint deferred cash consideration	12,408
Subtotal	28,050
Less: Unamortized debt discount	(29)
Total notes payable, net	$28,021

On May 3, 2024, upon closing of the acquisition of Nogin, Nogin entered into a secured convertible promissory note agreement, pursuant to which Nogin is obligated to repay a $15,000 secured convertible promissory note and a $242 contingent interest note. The notes had an aggregate principal amount of $15,242 as of December 31, 2024, bear interest at an annual rate of 10.0%, and mature on May 3, 2027. On March 31, 2025, the Company signed a Deed of ABC, and the notes were no longer an obligation of the Company. Notes payable as of December 31, 2024 also included $12,408 related to deferred cash consideration owed to the sellers of FocalPoint, which was paid in full in January 2025. Interest expense was $426 and $1,640 during the years ended December 31, 2025 and 2024, respectively.

NOTE 18 — TERM LOANS AND REVOLVING CREDIT FACILITY

Term loans and revolving credit facilities are comprised of the following:

	December 31, 2025		December 31, 2024
	Interest Rate	Principal	Interest Rate	Principal
Term Loans:
Lingo Term Loan	—	$—	7.91%	$52,925
Nomura Term Loan	—	—	11.52%	122,538
BRPAC Term Loan	6.83%	64,000	7.42%	30,106
Oaktree Term Loan	11.82%	64,117	—	—
Subtotal		128,117		205,569
Less: Unamortized debt issuance costs and discount		(8,820)		(6,140)
Total Term Loans		$119,297		$199,429

	December 31, 2025		December 31, 2024
	Weighted Average		Weighted Average
	Interest Rate	Principal	Interest Rate	Principal
Revolver Loan:
Targus Revolver Loan	7.20%	$6,638	10.39%	$16,329

Oaktree Credit Agreement

On February 26, 2025, the Company and BRFH (“BRFH Borrower”) entered into a new credit agreement with a group of funds indirectly or directly controlled by Oaktree with Oaktree Fund Administration, LLC, acting as the administrative agent and collateral agent. The new credit agreement provided for (i) a three-year $125,000 secured term loan credit facility (the “Oaktree Term Loan”) and (ii) a four-month $35,000 secured delayed draw term loan credit facility (the “Delayed Draw Facility” and, together with the Oaktree Term Loan, the “Credit Facility”). The Oaktree Term Loan matures on the earliest of (i) February 26, 2028, and (ii) a springing maturity date 91 days prior to the maturity of any series of bonds, notes or bank indebtedness of the Company or the BRFH Borrower (other than the Company’s 6.375% Senior Notes due February 28, 2025 and the Company’s 5.50% Senior Notes due March 31, 2026) outstanding on such date with an aggregate amount exceeding $10,000 (the “Initial Term Loan Maturity Date”). The proceeds from the Oaktree Term Loan were primarily used (a) to repay the existing indebtedness under the Nomura Credit agreement (b) for working capital and general corporate purposes and (c) to pay transaction fees and expenses. The proceeds of the Delayed Draw Facility were used (a) to fund obligations relating to the liquidation of substantially all of the assets of JOANN, Inc. and its subsidiaries and (b) for working capital and general corporate purposes.

The Credit Facility accrues interest at the adjusted term SOFR rate (as defined in the Credit Facility) with an applicable margin of 8.00% or interest at the base rate as defined in the Credit Facility plus an applicable margin of 7.00%. In addition to paying interest on outstanding borrowings under the Credit Facility, the Company was required to pay (i) a closing fee of 3.00% of the aggregate principal amount of the loans under the Oaktree Term Loan and 2.00% of the aggregate principal amount of the loans under the Delayed Draw Facility, and (ii) an exit fee upon the prepayment or repayment of the Credit Facility of 5.00% of the aggregate principal amount of such loans repaid, provided, that the Oaktree Term Loan exit fee shall not be payable if the share price for the Company’s common stock exceeds a certain threshold. The Company determined that the Credit Facility is an indexed debt obligation under ASC 470, Debt and is accreting the contingent Oaktree Term Loan exit fee to its expected payment amount. The Oaktree Term Loan also contains an additional prepayment premium, as defined in the Oaktree Term Loan, of a minimum of 5.00%.

At December 31, 2025, under the Oaktree Credit Agreement, certain assets with a total carrying value of $241,200 collateralize the $62,500 outstanding balance of the Oaktree Term Loan and these assets primarily consist of the common and preferred equity interest in GA Holdings and certain other designated loans receivable and equity investments held by the BRFH Borrower. The collateral for the Oaktree Credit Agreement also includes the equity interests in the BRFH Borrower’s subsidiaries, and the Oaktree Credit Agreement covenants, among other things, limit the Company’s, the BRFH Borrower’s and the BRFH Borrower’s subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests. The Company is in compliance with all financial covenants in the Oaktree Credit Agreement as of December 31, 2025.

Subject to certain eligibility requirements, certain assets of the BRFH Borrower are placed into a borrowing base (the “Borrowing Base”), which serves to limit the borrowings under the Credit Facility. The sale of an asset in the Borrowing Base requires the BRFH Borrower to make a prepayment in an amount equal to the proceeds of such disposition multiplied by the percentage “credit” that is assigned to such asset in the Borrowing Base. The BRFH Borrower may be obligated to prepay the loans or post cash in a controlled account in the event the Borrowing Base falls below a certain level as defined in the Credit Facility. The Company recorded a derivative liability of $11,244 related to a mandatory repayment feature in the Credit Facility at the inception of the Credit Facility. (See Note 6 - Fair Value Measurements.) The Company sold certain assets in the Borrowing Base that required the Company to repay $62,500 of principal on the Oaktree Term Loan and $35,000 on the Delayed Draw Facility during the year ended December 31, 2025. These principal repayments reduced the outstanding balance on the Oaktree Term Loan from $125,000 to $62,500 and paid the Delayed Draw Facility off in full. Upon the principal repayments on the Oaktree Term Loan and Delayed Draw Facility, the Company recorded losses on extinguishment of debt in the amount of $15,639, included in the “Loss on extinguishment of debt” line item in the accompanying consolidated statement of operations during the year ended December 31, 2025. Interest expense on the Credit Facility to Oaktree during the year ended December 31, 2025 was $12,287 (including $4,973 related to amortization of discount, deferred debt issuance costs, and exit fee).

The Company issued warrants to certain affiliates of Oaktree in connection with the Oaktree Term Loan to purchase approximately 1,832,290 shares (or 6% on a fully diluted basis) of the Company’s common stock at an exercise price of $5.14 per share. The warrants contain certain anti-dilution provisions pursuant to which, under certain circumstances, the warrant holders would be entitled to exercise the warrants for up to 19.9% of the then-outstanding shares of the Company’s common stock. The Company evaluated the warrants under ASC 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity, and determined the warrants met the criteria for liability classification and recorded an initial warrant liability of $7,860.

The initial measurement of the embedded derivative and warrant liability creates a discount on the carrying amount of the long-term debt, which, together with the original issue discount, debt issuance costs, are amortized via the effective interest method under ASC 835-30, Interest - Imputation of Interest. Subsequent changes in fair value of the embedded derivative and warrant liability are reported in the “Other income (expense)” section in the accompanying consolidated statements of operations. Refer to Note 26(b) - Common Stock Warrants.

On March 24, 2025, the Company and the BRFH Borrower entered into Amendment No. 1 to the Credit Facility which, among other things, removed certain pledged stock from the collateral and adjusted mandatory prepayment provisions in connection with dispositions of borrowing base assets. On July 8, 2025, the Company and the BRFH Borrower entered into Amendment No. 2 to the Credit Facility which, among other things, amended the borrowing base to include certain first lien term loans extended to certain subsidiaries of the Company and made certain changes to the negative covenants. On October 8, 2025, the Company and the BRFH Borrower entered into Amendment No. 3 to the Credit Facility with Oaktree which provided that the springing maturity date of the Oaktree Term Loan shall in no event occur prior to March 31, 2027, thereby extending the earliest possible maturity date for the Oaktree Term Loan. On January 14, 2026, the Company and the BRFH Borrower entered into Amendment No. 4 to the Credit Facility which added an additional carve-out with respect to limitation on investments and allows the Company to repurchase unsecured notes on or prior to June 30, 2026 in an aggregate outstanding amount not to exceed $25,000.

Targus Credit Agreement

On October 18, 2022, Targus (“Targus Borrower”), among others, entered into a credit agreement (“Targus Credit Agreement”) with PNC Bank, National Association (“PNC”), as agent and security trustee for a five-year $28,000 term loan and a five-year $85,000 revolver loan (the “Targus Revolver Loan”), which was used to finance part of the acquisition of Targus. The final maturity date is October 18, 2027.

The Targus Credit Agreement contained certain covenants, including those limiting the Targus Borrower’s ability to incur certain indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. The Targus Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an event of default were to have occurred, the agent would have been entitled to take various actions, including the acceleration of amounts outstanding under the Targus Credit Agreement. On October 31, 2023 and February 20, 2024, the Company entered into Amendment No. 1 and No. 2 to the Targus Credit Agreement, which, among other things, modified the fixed charge coverage ratio (“FCCR”) and the minimum EBITDA requirements which waived the financial covenant breaches for the periods ended September 30, 2023 and December 31, 2023. Amendment No. 2 also provided, among other things, with a cure right for the Company to provide a capital contribution to Targus in the event of a financial covenant breach (the “Keepwell”). On June 27, 2024, the Company entered into Amendment No. 3 to the Targus Credit Agreement to replace the terminating Canadian benchmark interest rate with the Term Canadian Overnight Repo Rate Average Reference Rate. For the periods ended June 30, 2024 and September 30, 2024, the minimum EBITDA covenant was breached. On August 14, 2024, the Company contributed $1,602 to Targus to cure the minimum EBITDA covenant that was breached for the period ended June 30, 2024. On November 7, 2024, the Company entered into Amendment No. 4 to the Targus Credit Agreement, which among other things, waived the September 30, 2024 minimum EBITDA covenant breach, reduced the revolving loan sublimits, modified the FCCR covenant, removed the minimum EBITDA requirement, imposed a minimum undrawn availability covenant, and modified the terms of the Keepwell. Concurrently with the effectiveness of Amendment No. 4 to the Targus Credit Agreement, the Company repaid the outstanding balance of the term loan in full with $2,100 of revolver loan advances and $7,500 of cash from the Company.

On May 9, 2025, the Targus Borrower entered into Amendment No. 5 to the Targus Credit Agreement, which among other things, (i) required quarterly repayments of revolver loan advances in an amount equal to $2,500 commencing on September 30, 2025 and continuing until the total outstanding amount thereunder is paid in full, (ii) reduced the maximum revolving commitments from $30,000 to $25,000, (iii) required the repayment of $5,000 of outstanding revolving advances, (iv) requires that the Targus Borrower use commercially reasonable efforts to refinance the obligations under the Targus Credit Agreement by July 31, 2025, (v) requires the Targus Borrower pay one or more quarterly commitment fees of $250 until paid in full, and (vi) requires the Targus Borrower to pay a deferred amendment fee of $1,000 in the event the Targus Borrower is unable to refinance the Targus Credit Agreement by July 31, 2025. On July 25, 2025, the Targus Borrower entered into Amendment No. 6 to the Targus Credit Agreement, which among other things, (i) requires payment of an amendment fee of $150 and (ii) requires that the Targus Borrower pay a revised deferred amendment fee of $850 in the event the Company is unable to refinance the obligations under the Targus Credit Agreement by August 15, 2025. On August 15, 2025, the Targus Borrower entered into Amendment No. 7 to the Targus Credit Agreement, which among other things, (i) requires the Targus Borrower to pay an amendment fee of $100 and (ii) requires the Targus Borrower to pay the deferred amendment fee of $850 in the event the Targus Borrower is unable to refinance the Targus Credit Agreement by August 20, 2025.

In connection with the above amendments to the Targus Credit Agreement, the Company entered into Amendment No. 2 to the Keepwell on May 9, 2025, Amendment No. 3 to the Keepwell on July 25, 2025, and Amendment No. 4 to the Keepwell on August 15, 2025, which among other things, modified the conditions under which, if satisfied, the Company would be required to make certain capital contributions to the Targus Borrower.

The term loan bore interest on the outstanding principal amount equal to the term SOFR rate plus an applicable margin of 5.75%. The Targus Revolver Loan consisted of base rate loans that bear interest on the outstanding principal amount equal to the base rate plus an applicable margin of 3.00% and term rate loans that bear interest on the outstanding principal amount equal to the revolver SOFR rate plus an applicable margin of 4.00%.

The average borrowings under the revolver loan was $14,179 for the period from January 1, 2025 through August 19, 2025 (see Targus/FGI Credit Agreement” section below) and $21,418 during the year ended December 31, 2024. The amount available for borrowings under the Targus Credit Agreement was $5,361 at December 31, 2024.

Interest expense on these loans during the years ended December 31, 2025 and 2024 was $1,337 (including amortization of deferred debt issuance costs and unused commitment fees of $517) and $4,234 (including amortization of deferred debt issuance costs and unused commitment fees of $957), respectively. In connection with the principal payments made on the term loan during the year ended December 31, 2024, the Company recorded losses on the extinguishment of this debt in the amount of $769, which was included in the “Loss on extinguishment of debt” line item in the accompanying consolidated statement of operations during the year ended December 31, 2024. As of December 31, 2024, the interest rate on the Targus Revolver Loan ranged between 8.44% to 11.25% and the weighted average interest rate on the Targus Revolver Loan was 10.39%.

On August 20, 2025, the Company entered into a new Targus/FGI Credit Agreement to refinance and repay all outstanding obligations under the existing Targus Credit Agreement, as more fully described below, and recorded a loss on extinguishment of debt of $950, which is included in the “Loss on extinguishment of debt” line item in the accompanying consolidated statement of operations during the year ended December 31, 2025.

Targus/FGI Credit Agreement

On August 20, 2025, the Targus Borrower and certain of the Targus Borrowers’ direct and indirect subsidiaries (the “FGI Loan Parties”) entered into a Revolving Credit, Receivables Purchase, Security and Guaranty Agreement (the “Targus/FGI Credit Agreement”) with FGI Worldwide LLC (“FGI”), as agent and for a three-year $30,000 revolving loan facility, the proceeds of which were used to refinance and repay all obligations under the existing Targus Credit Agreement with PNC. The final maturity date of the Targus/FGI Credit Agreement is August 20, 2028.

The Targus/FGI Credit Agreement is a revolving line of credit facility with a receivables purchase feature, under which the purchase of eligible receivables is on a full recourse basis with each borrower retaining the risk of non-payment. The revolving loans bear interest at the greater of (a) 5.25% per annum or (b) 3.00% above the term SOFR for a period of one month plus 10 basis points, plus (c) 0.30% per month collateral management fee. The average borrowings under the revolving loan facility was $8,369 for the year ended December 31, 2025. The amount available for borrowings under the Targus/FGI Credit Agreement was $10,616 at December 31, 2025. Interest expense on these loans during the year ended December 31, 2025 was $405 (including amortization of deferred debt issuance costs of $128).

The Targus/FGI Credit Agreement includes certain embedded features, such as a receivable purchase arrangement, default interest of 3.00%, certain cost reimbursements, and optional and mandatory prepayments that could result in an acceleration of the Company’s obligations. The mandatory prepayments are triggered by asset disposition, event of loss, over advances and upon an event of default. Certain cost reimbursements and default interest upon a non-credit risk event of default were determined to be embedded derivatives. The Company determined their value was de minimis for the period.

The Targus/FGI Credit Agreement is secured by (i) a first priority perfected security interest in and a lien upon all of the assets of the FGI Loan Parties, and (ii) a pledge of all of the equity interests of the Targus Borrower and its direct and indirect subsidiaries. The Targus/FGI Credit Agreement is secured by substantially all Targus assets as collateral defined in the Targus/FGI Credit Agreement, which assets had an aggregate value of approximately $147,172, including $33,949 of accounts receivable and $44,843 of inventory as of December 31, 2025. The Targus/FGI Credit Agreement contains certain covenants, including those limiting the FGI Loan Parties’ ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. The Targus/FGI Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an uncured event of default occurs, FGI would be entitled to take various actions, including the acceleration of amounts outstanding under the Targus/FGI Credit Agreement. The Company is in compliance with all financial covenants in the Targus/FGI Credit Agreement as of December 31, 2025.

As required under the Targus/FGI Credit Agreement, BRCC entered into an amendment to an existing intercompany loan and security agreement to extend an additional subordinated loan to the Targus Borrower at the closing of the Targus/FGI Credit Agreement in the amount of $5,000, increasing the aggregate principal amount of such loan from $5,000 to $10,000. On March 13, 2026, BRCC entered into another amendment and agreed to make an additional loan of $2,000, thereby increasing the aggregate principal amount of such loan to $12,000.

Lingo Credit Agreement

On August 16, 2022, Lingo (“Lingo Borrower”) entered into a credit agreement (the “Lingo Credit Agreement”) by and among the Lingo Borrower, the Company as the secured guarantor, and Banc of California, N.A. in its capacity as the administrative agent and lender, for a five-year $45,000 term loan (the “Lingo Term Loan”), which was used to finance part of the purchase of BullsEye Telecom, Inc. by Lingo. Upon a series of amendments, the principal balance of the Lingo Term Loan was increased to $73,000. Prior to repayment as discussed below, principal outstanding was due in quarterly installments.

On January 6, 2025, as discussed below, BRPI Acquisition Co LLC (“BRPAC”), a Delaware limited liability company, entered into an amended and restated credit agreement (the “BRPAC Amended Credit Agreement”) with the Banc of California, N.A. in its capacity as the administrative agent and lender and with other lenders party thereto from time to time. A portion of the proceeds from the BRPAC Amended Credit Agreement were used to pay all outstanding principal amounts and accrued interest under the Lingo Term Loan, and the Lingo Credit Agreement was effectively terminated upon repayment on January 6, 2025.

The term loan bore interest on the outstanding principal amount equal to the term SOFR rate plus a margin of 3.00% to 3.75% per annum, depending on the consolidated total funded debt ratio as defined in the Lingo Credit Agreement, plus applicable spread adjustment. Interest expense on the term loan during the years ended December 31, 2025 and 2024 was $62 (including amortization of deferred debt issuance costs of $4) and $5,759 (including amortization of deferred debt issuance costs of $542), respectively.

bebe Credit Agreement

As a result of the Company obtaining a majority ownership interest in bebe on October 6, 2023, bebe’s credit agreement with SLR Credit Solutions (the “bebe Credit Agreement”) for a $25,000 five-year term loan was included in the outstanding balance of term loans until it was repaid on October 25, 2024, upon the closing of the Brands Transaction as described in Note 5 - Discontinued Operations and Assets Held for Sale. Proceeds of $22,188 from closing the Brands Transaction was used to pay off the then outstanding balance of the term loan in full and $224 of loan payoff expenses on October 25, 2024.

The term loan bore interest on the outstanding principal amount equal to the Term SOFR rate plus a margin of 5.50% to 6.00% per annum, depending on the total fixed charge coverage ratio as defined in the bebe Credit Agreement. Interest expense on the term loan during the year ended December 31, 2024 was $2,715 (including amortization of deferred debt issuance costs of $638 and allocated to “Income from discontinued operations, net of income taxes” line item in the consolidated statement of operations).

Nomura Credit Agreement

The Company, and its wholly owned subsidiaries, BRFH, and BR Advisory & Investments, LLC had entered into a credit agreement dated June 23, 2021 (as amended, the “Prior Credit Agreement”) with Nomura Corporate Funding Americas, LLC, as administrative agent, and Wells Fargo Bank, N.A., as collateral agent, for a four-year $300,000 secured term loan credit facility (the “Prior Term Loan Facility”) and a four-year $80,000 secured revolving loan credit facility (the “Prior Revolving Credit Facility”) with a maturity date of June 23, 2025.

On August 21, 2023, the Company and BRFH (the “BRFH Borrower”), and certain direct and indirect subsidiaries of the BRFH Borrower (the “BRFH Guarantors”), entered into a credit agreement (the “Credit Agreement”) with Nomura Corporate Funding Americas, LLC, as administrative agent, and Computershare Trust Company, N.A., as collateral agent, for a four-year $500,000 secured term loan credit facility (the “New Term Loan Facility”) and a four-year $100,000 secured revolving loan credit facility (the “New Revolving Credit Facility” and together, the “New Credit Facilities”). The purpose of the Credit Agreement was to (i) fund the Freedom VCM equity investment, (ii) prepay in full the Prior Term Loan Facility and Prior Revolving Credit Facility with an aggregate outstanding balance of $347,877, which included $342,000 in principal and $5,877 in interest and fees, (iii) fund a dividend reserve in an amount not less than $65,000, (iv) pay related fees and expenses, and (v) for general corporate purposes.

The Credit Agreement was secured on a first priority basis by a security interest in the equity interests of the BRFH Borrower and each of the BRFH Borrower’s subsidiaries (subject to certain exclusions) and a security interest in substantially all of the assets of the BRFH Borrower and the Guarantors. The Credit Agreement contained certain affirmative and negative covenants customary for financings of this type that, among other things, limited the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests. The Credit Agreement contained customary events of default, including with respect to a failure to make payments under the credit facilities, cross-default, certain bankruptcy and insolvency events and customary change of control events. On September 17, 2024, the Company entered into Amendment No. 4 to the Credit Agreement (the “Fourth Nomura Amendment”), and the Company made a payment of $85,857 which consisted of a principal payment of $85,146 and accrued interest of $711. Loan fees incurred in connection with the Fourth Nomura Amendment totaled $5,869, of which $3,523 was added to the principal balance of the term loan. After giving effect to these amounts, the outstanding principal balance on the term loan was reduced from $469,750 to $388,127. In connection with the Fourth Nomura Amendment, the revolving credit facility in the amount of $100,000, which had no balance outstanding at September 17, 2024, was terminated, and the Company was required to reduce the principal amount of the term loan to be no greater than $100,000 on or prior to September 30, 2025. The scheduled maturity date of the term loan was August 21, 2027.

Prior to the Fourth Nomura Amendment, SOFR rate loans under the New Credit Facilities accrued interest at the adjusted term SOFR rate plus an applicable margin of 6.00%. In addition to paying interest on outstanding borrowings under the New Revolving Credit Facility, the Company was required to pay a quarterly commitment fee based on the unused portion, which was determined by the average utilization of the facility for the immediately preceding fiscal quarter. In connection with the Fourth Nomura Amendment, interest on the term loan increased to SOFR loans accrued interest at the adjusted term SOFR plus an applicable margin of 7.00% cash interest or, at the election of the Company, at the adjusted term SOFR determined plus an applicable margin of 6.00% cash interest plus 1.50% paid-in-kind interest; and base rate loans accrued interest at the base rate plus an applicable margin of 6.00% cash interest or, at the election of the Company, at the adjusted term SOFR determined for such day plus an applicable margin of 5.00% cash interest plus 1.50% PIK Interest. Interest expense on the term loan during the years ended December 31, 2025 and 2024 was $2,457 (including amortization of deferred debt issuance costs of $335) and $23,529 (including amortization of deferred debt issuance costs of $5,799), respectively. Interest expense on the revolving facility, which was terminated in connection with the Fourth Nomura Amendment on September 17, 2024, was $1,420 (including unused commitment fees of $688 and amortization of deferred financing costs of $732) during the year ended December 31, 2024.

The Fourth Nomura Amendment contained certain provisions related to borrowing base, including specific treatment for certain assets in the calculation of borrowing base and also included mandatory prepayment provisions regarding asset sales. On December 9, 2024, the Company entered into Amendment No. 5 to the Credit Agreement (the “Fifth Amendment”), which extended the springing maturity date of the term loans if more than $25,000 aggregate principal amount of the 5.50% 2026 Notes was outstanding to February 3, 2026 and permitted under certain conditions an additional $10,000 of telecommunications financing. On January 3, 2025, the Company entered into Amendment No. 6 to the Credit Agreement (the “Sixth Amendment”) which agreed to permit under certain conditions the contribution by BRPI of 100% of the equity interests in Lingo to BRPAC in connection with the entry into the BRPAC Amended Credit Agreement. There was no fee charged in connection with the Sixth Amendment.

The borrowing base, as defined in the Credit Agreement, consisted of a collateral pool that includes certain of the Company’s loans receivables in the amount of $112,454 (which was included in the “Loans receivable, at fair value” line item of $90,103 reported in the accompanying consolidated balance sheet at December 31, 2024) and investments in the amount of $228,292 (which was included in the “Securities and other investments owned, at fair value” line item of $282,325 reported in the accompanying consolidated balance sheet at December 31, 2024).

As fully discussed in “Oaktree Credit Agreement” above, on February 26, 2025, the Company used proceeds from the Credit Facility to repay the outstanding principal balance under the Prior Credit Agreement. Upon repayment, the Company recorded a loss on extinguishment of debt in the amount of $4,666, which was included in the “Loss on extinguishment of debt” line item in the accompanying consolidated statement of operations during the year ended December 31, 2025.

In connection with the principal payments made on the term loan and revolving credit facility with Nomura during the year ended December 31, 2024, the Company recorded losses of the extinguishment of this debt in the amount of $17,956, which was included in the “Loss on extinguishment of debt” line item in the accompanying consolidated statement of operations during the year ended December 31, 2024.

BRPAC Credit Agreement

On December 19, 2018, BRPAC, UOL, and YMAX Corporation, Delaware corporations (collectively, the “BRPAC Borrowers”), indirect wholly owned subsidiaries of the Company, in the capacity as borrowers, entered into a credit agreement (the “BRPAC Credit Agreement”) with Banc of California, N.A. in the capacity as agent (the “Agent”) and lender and with the other lenders party thereto (the “Closing Date Lenders”). Certain of the BRPAC Borrowers’ U.S. subsidiaries are guarantors of all obligations under the BRPAC Credit Agreement and are parties to the BRPAC Credit Agreement in such capacity (collectively, the “Secured Guarantors”; and together with the BRPAC Borrowers, the “Credit Parties”). In addition, the Company and B. Riley Principal Investments, LLC, the parent corporation of BRPAC and a subsidiary of the Company, are guarantors of the obligations under the BRPAC Credit Agreement pursuant to standalone guaranty agreements pursuant to which the shares outstanding membership interests of BRPAC are pledged as collateral.

Through a series of amendments, including the most recent fourth amendment to the BRPAC Credit Agreement (the “Fourth BRPAC Amendment”) on June 21, 2022, the BRPAC Borrowers, the Secured Guarantors, the Agent and the Closing Date Lenders agreed to the following, among other things: (i) the Lenders agreed to make a new $75,000 term loan to the BRPAC Borrowers, the proceeds of which the BRPAC Borrowers used to repay the outstanding principal amount of the existing terms loans and optional loans and will use for other general corporate purposes, (ii) a new applicable margin level of 3.50% was established as set forth from the date of the Fourth BRPAC Amendment, (iii) Marconi Wireless was added to the BRPAC Borrowers, (iv) the maturity date of the term loan was set to June 30, 2027, and (v) the BRPAC Borrowers were permitted to make certain distributions to the parent company of the BRPAC Borrowers.

The borrowings under the amended BRPAC Credit Agreement bear interest equal to the 30-day Average SOFR rate plus a margin of 2.75% to 3.50% per annum, depending on the BRPAC Borrowers’ consolidated total funded debt ratio as defined in the BRPAC Credit Agreement.

On January 6, 2025 (the “Closing Date”), BRPAC entered into the BRPAC Amended Credit Agreement with certain subsidiaries of the Company, the Banc of California, in the capacity as agent and lender and with other lenders party thereto from time to time. The Company’s subsidiary Lingo was added as a BRPAC Borrower to the BRPAC Amended Credit Agreement. Pursuant to the BRPAC Amended Credit Agreement, the lenders made a new five-year $80,000 term loan to the BRPAC Borrowers, the proceeds of which were used to repay in full the obligations under the original BRPAC Credit Agreement dated December 19, 2018 and the Lingo Credit Agreement. Upon repayment of the obligations, the Company recorded a loss on extinguishment of debt in the amount of $389, which was included in the “Loss on extinguishment of debt” line item in the accompanying consolidated statement of operations during the year ended December 31, 2025.

In connection with the BRPAC Amended Credit Agreement, the BRPAC Borrowers also made certain distributions to the parent company of the BRPAC Borrowers from existing cash on hand. The BRPAC Amended Credit Agreement also builds in provisions for incremental term loans up to $40,000 allowing certain distributions to the parent company of the BRPAC Borrowers from the proceeds of such incremental term loans. The modification amended the reference rate from 30-day Average SOFR to Term SOFR. The BRPAC Borrowers’ U.S. subsidiaries are guarantors of all obligations under the BRPAC Amended Credit Agreement. The obligations under the BRPAC Amended Credit Agreement are secured by first-priority liens on, and first priority security interest in, substantially all of the assets of the BRPAC Borrowers totaling approximately $309,874 as of December 31, 2025 (which includes $15,069 of accounts receivable and $3,176 of inventory), including a pledge of (a) 100% of the equity interests of the BRPAC Borrowers; (b) 65% of the equity interests in United Online Software Development (India) Private Limited, a private limited company organized under the laws of India; and (c) 65% of the equity interests in magicJack VocalTec Ltd., an Israel corporation. Such security interests are evidenced by pledge, security, and other related agreements. The refinancing consolidated the prior Lingo Credit Agreement and the BRPAC Credit Agreements into a single debt facility, the BRPAC Amended Credit Agreement. For accounting purposes, the modification of terms was considered a troubled debt restructuring. As the future undiscounted cash payments under the terms of the modified debt exceeded the carrying amount of the old debt on the modification date, the Company accounted for the restructuring on a prospective basis using the revised effective interest rate established under the amended agreement. The carrying amount of the restructured debt includes variable interest rates from Term SOFR.

The borrowings under the BRPAC Amended Credit Agreement bear interest equal to the Term SOFR rate plus a margin of 2.75% to 3.50% per annum, depending on the BRPAC Borrowers consolidated total funded debt ratio as defined in the BRPAC Amended Credit Agreement. The interest rate is subject to a margin level of 3.25%. As of the Closing Date, the outstanding principal amount was $80,000 with quarterly installments of principal due in the amount of $4,000, and any remaining principal balance is due at final maturity on January 6, 2030.

Interest expense on the term loan during the years ended December 31, 2025 and 2024 was $5,964 (including amortization of deferred debt issuance costs of $424) and $3,525 (including amortization of deferred debt issuance costs of $252), respectively.

The BRPAC Amended Credit Agreement contains certain covenants, including those limiting the Credit Parties’, and their subsidiaries’, ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. In addition, the BRPAC Amended Credit Agreement requires the Credit Parties to maintain certain financial ratios. The BRPAC Amended Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an event of default occurs, the agent would be entitled to take various actions, including the acceleration of outstanding amounts due under the BRPAC Amended Credit Agreement. The Company is in compliance with all financial covenants in the BRPAC Amended Credit Agreement as of December 31, 2025.

NOTE 19 — SENIOR NOTES PAYABLE

Senior notes payable, net, are comprised of the following:

	Effective Interest	December 31,	December 31,
	Rate	2025	2024
Senior Notes Payable, Net of Debt Discount:
6.375% Senior notes due February 28, 2025	—	$—	$145,211
5.50% Senior notes due March 31, 2026	6.07%	101,523	216,662
6.50% Senior notes due September 30, 2026	6.82%	178,242	180,464
5.00% Senior notes due December 31, 2026	5.57%	176,772	322,667
8.00% New Notes due January 1, 2028	0.00%	268,016	—
6.00% Senior notes due January 31, 2028	6.50%	213,989	264,345
5.25% Senior notes due August 31, 2028	5.78%	363,256	401,307
Subtotal		1,301,798	1,530,656
Less: Unamortized debt issuance costs		—	(95)
Total Senior Notes Payable		$1,301,798	$1,530,561

As of December 31, 2025 and 2024, the senior notes had a weighted average interest rate of 5.60% and 5.62%, respectively. Interest on senior notes is payable on a quarterly basis. Interest expense on senior notes during the years ended December 31, 2025 and 2024 totaled $69,233 and $92,650, respectively.

The senior notes are unsecured obligations and are not secured by any of the Company’s or its subsidiaries’ assets and therefore are effectively subordinated to any existing and future secured indebtedness to the extent of the collateral securing such indebtedness.

On March 30, 2026, the Company completed the full redemption equal to $95,991 aggregate principal amount of its 5.50% Senior Notes due 2026 (the “5.50% 2026 Notes”). The redemption price was equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest up to, but excluding, the redemption date. In connection with the full redemption, the 5.50% 2026 Notes, which were listed on Nasdaq under the ticker symbol “RILYK,” were delisted from Nasdaq and ceased trading on the redemption date.

On February 28, 2025, the Company redeemed all of the $145,211 of issued and outstanding 6.375% Senior Notes due February 28,

2025 (the “6.375% 2025 Notes”). The redemption price was equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest up to, but excluding, the redemption date. In connection with the full redemption, the 6.375% 2025 Notes, which were listed on Nasdaq under the ticker symbol “RILYM,” were delisted from Nasdaq and ceased trading on the redemption date.

During the year ended December 31, 2025, the Company repurchased $201 of 6.50% Senior Notes due September 30, 2026 and $932 of 5.00% Senior Notes due December 31, 2026 from the open market for $154 and $639, respectively. The repurchase was accounted for as an extinguishment and the Company recognized an aggregate gain of $346.

During the year ended December 31, 2025, the Company completed five private exchange transactions with institutional investors pursuant to which the investors exchanged senior notes for the New Notes, whereupon the exchanged notes were cancelled. The exchange dates, senior notes exchanged, New Notes issued and the issuance of warrants in conjunction with each of the five private exchange transactions (see Note 26 - Stockholders’ Equity for discussion of the warrants) during the year ended December 31, 2025 are summarized in the following table:

	Exchange Date
	March 26, 2025	April 7, 2025	May 21, 2025	June 30, 2025	July 11, 2025	Total
5.50% Senior Notes due 2026	$86,309	$—	$29,535	$—	$—	$115,844
6.50% Senior Notes due 2026	—	—	—	—	2,061	2,061
5.00% Senior Notes due 2026	36,745	7,000	75,000	8,021	19,682	146,448
6.00% Senior Notes due 2028	—	10,000	34,537	1,892	4,706	51,135
5.25% Senior Notes due 2028	—	5,000	—	18,096	16,389	39,485
Total exchanged Senior Notes principal	$123,054	$22,000	$139,072	$28,009	$42,838	$354,973

8.00% New Notes principal due in 2028	$87,753	$9,992	$93,067	$13,000	$24,611	$228,423

Warrants issued with the exchange (Note 26)	351,012	39,968	372,268	52,000	98,444	913,692

The total principal amount of New Notes issued for the five exchanges above totaled $228,423. The carrying amount of the New Notes in the amount of $268,016 at December 31, 2025 also includes the future undiscounted cash payments representing interest in the amount of $39,593. Each of the exchanges above represented a troubled debt restructuring. As the carrying amount of the debt for each exchange exceeded the future undiscounted cash payments under the terms of the New Notes on the date of each exchange, the Company recorded a gain on the debt restructuring of $67,208 during the year ended December 31, 2025. The per share amount of aggregate gain on the restructuring of payables is $2.20. The New Notes were recognized at a carrying value of $107,156 for the exchange dated March 26, 2025, $140,312 for the three exchanges dated April 7, 2025, May 21, 2025, and June 30, 2025, and $29,539 for the exchange dated July 11, 2025 that is equal to the future undiscounted cash payments of the New Notes, and no future interest expense is recognized since the effective interest rate was set to zero upon the restructuring.

The New Notes were issued pursuant to an indenture, dated as of March 26, 2025 (the “New Notes Indenture”), governing the issuance of New Notes dated March 26, 2025, April 7, 2025, May 21, 2025, June 30, 2025, and July 11, 2025 for the five exchanges noted above, between the Company, certain subsidiaries of the Company, as guarantors, and GLAS Trust Company LLC, a New Hampshire limited liability company, as trustee and collateral agent, and the New Notes are unconditionally guaranteed jointly and severally by all direct and indirect wholly-owned restricted subsidiaries of the Company, subject to certain excluded subsidiaries (collectively, the “Guarantors”). The New Notes are secured on a second lien basis, junior to the obligations under the Company’s Credit Facility, by substantially all of the assets of the Company and the Guarantors.

The New Notes mature on January 1, 2028 and accrue interest at a rate of 8.00% per annum, payable semi-annually in arrears on April 30 and October 31, beginning on October 31, 2025. The Company is required to pay default interest of 8.00% on accrued interest if the Company fails to pay interest when due. The Company paid interest of $8,990 on the New Notes on October 31, 2025, which reduced the New Notes carrying value.

The Company has the right to redeem the New Notes at any time, in whole or in part. If the New Notes are redeemed prior to March 26, 2026 (including bankruptcy – see events of default below), the redemption price is equal to (1) 100% of the aggregate principal plus (2) a premium, if any, that is the excess for interest payments from the redemption date through March 26, 2026 discounted by the Treasury rate plus 50 basis points over the principal of the Notes being redeemed (the “Applicable Premium”) plus (3) any unpaid and accrued interest that excludes the redemption date. If the New Notes are redeemed after March 26, 2026, including a tender offer, the Company may repay the New Notes at principal plus accrued and unpaid interest if any, but excluding the redemption date.

The New Notes include a change of control provision, where the holders of the New Notes have the right to require the Company to repurchase all or a portion of the New Notes at a purchase price, in cash, equal to 101% of the principal amount thereof, plus accrued and unpaid interest if the Company does not exercise its redemption option.

The New Notes also contain certain other events of default that could result in an acceleration of the Company’s obligations under the New Notes.

In addition, if the Company or its restricted subsidiaries engage in certain asset sales and do not invest such proceeds or permanently reduce certain debt within a specified period of time, the Company may be required to use a portion of the proceeds of such asset sales above a specified threshold to make an offer to purchase the New Notes at a price equal to 100% of the principal amount of the New Notes being purchased, plus accrued and unpaid interest.

The New Notes Indenture contains certain covenants that, among other things, limit the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests.

In connection with the issuance of the warrants (further described in Note 26), the Company entered into registration rights agreements with the investors, pursuant to which the Company granted such investors (i) certain shelf registration rights whereby the Company will register resales of the shares of Common Stock issued upon exercise of the warrants and (ii) certain piggyback registration rights, in each case subject to the terms and conditions set forth in the registration rights agreements.

As of December 31, 2025, the aggregate maturities of borrowings from term loans, credit facilities, and senior notes for the next five years are as follows:

		Revolving Credit	Senior Notes
	Term Loans	Facility	Payable	Total
Principal payments:
2026	$16,000	$—	$457,200	$473,200
2027	16,000	—	—	16,000
2028	84,750	6,638	809,344	900,732
2029	12,000	—	—	12,000
2030	4,000	—	—	4,000
Total principal payments	132,750	6,638	1,266,544	1,405,932
Future undiscounted cash payments representing interest for New Notes	—	—	39,593	39,593
Less: unamortized debt issuance costs and discount	(13,453)	—	(4,339)	(17,792)
Total borrowings, net	$119,297	$6,638	$1,301,798	$1,427,733

NOTE 20 — NONCONTROLLING INTERESTS

BRSH

On March 10, 2025, a merger subsidiary of the Company’s wholly-owned subsidiary BRSH, which is primarily comprised of the broker dealer operations within the Capital Markets segment, merged with a shell corporation and issued 0.6% of the equity in BRSH to certain investors in the shell corporation. Upon completion of the transaction the investors in the shell corporation became minority stockholders of BRSH. The Company also issued restricted stock awards, as more fully described in Note 25(d) - BRSH Stock Incentive Plan, and, assuming the full issuance of the restricted stock awards are vested, the Company owned 89.4% majority-interest in BRSH as of the date of the merger.

The shell corporation that merged with BRSH on March 10, 2025 did not meet the definition of a business, since it did not have any assets, liabilities, or operations and was treated as the initial recognition of a variable interest entity, as more fully described in Note 3 - Variable Interest Entities.

BRC Trust

BRC Trust was formed on January 6, 2025, and is a variable interest entity as more fully described in Note 3 - Variable Interest Entities. The noncontrolling interest of BRC Trust that is not owned by the Company includes 86.6% of the equity interests in the BRC Trust. Of the 86.6% equity interests not owned by the Company, 58.2% is owned by related parties, as more fully described in Note 28 - Related Party Transactions.

NOTE 21 — REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers from the Company’s seven reportable operating segments and the Corporate and All Other category during the years ended December 31, 2025 and 2024 is reported below.

	Capital	Wealth			Marconi		Consumer	Corporate &
	Markets	Management	Lingo	magicJack	Wireless	UOL	Products	All Other	Total
Revenues for the year ended December 31, 2025:
Corporate finance, consulting and investment banking fees	$131,063	$—	$—	$—	$—	$—	$—	$(435)	$130,628
Wealth and asset management fees	—	126,966	—	—	—	—	—	7,111	134,077
Commissions, fees and reimbursed expenses	18,958	8,986	—	—	—	—	—	473	28,417
Subscription services	—	—	164,148	34,459	31,394	11,154	—	—	241,155
Sale of goods	—	—	—	1,236	3,390	—	181,540	4,948	191,114
Advertising and other(1)	—	—	—	2,239	—	1,991	—	59,366	63,596
Total revenues from contracts with customers	150,021	135,952	164,148	37,934	34,784	13,145	181,540	71,463	788,987

Trading gains, net	106,364	17,507	—	—	—	—	—	1,659	125,530
Fair value adjustments on loans	(3,131)	—	—	—	—	—	—	2,683	(448)
Interest income - loans	65	—	—	—	—	—	—	10,509	10,574
Interest income - securities lending	6,993	—	—	—	—	—	—	—	6,993
Other	4,400	22,113	—	—	—	—	—	9,450	35,963
Total revenues	$264,712	$175,572	$164,148	$37,934	$34,784	$13,145	$181,540	$95,764	$967,599

(1) Advertising and other revenues for the Corporate and All Other category primarily consist of bebe’s revenues from merchandise rental fees. These also include recycling processing fees for a regional environmental services business, which was sold in March 2025, and managed service fees for Nogin, an e-commerce, technology platform provider, through March 31, 2025.

	Capital	Wealth			Marconi		Consumer	Corporate &
	Markets	Management	Lingo	magicJack	Wireless	UOL	Products	All Other	Total
Revenues for the year ended December 31, 2024:
Corporate finance, consulting and investment banking fees	$153,931	$—	$—	$—	$—	$—	$—	$457	$154,388
Wealth and asset management fees	—	180,464	—	—	—	—	—	4,795	185,259
Commissions, fees and reimbursed expenses	22,545	9,472	—	—	—	—	—	360	32,377
Subscription services	—	—	195,838	38,408	37,216	12,853	—	—	284,315
Sale of goods	—	—	—	1,598	3,991	—	202,597	12,433	220,619
Advertising and other(1)	—	—	48	2,839	—	2,280	—	103,855	109,022
Total revenues from contracts with customers	176,476	189,936	195,886	42,845	41,207	15,133	202,597	121,900	985,980
Trading (losses) gains, net	(41,710)	3,278	—	—	—	—	—	(18,575)	(57,007)
Fair value adjustments on loans	(63)	—	—	—	—	—	—	(325,435)	(325,498)
Interest income - loans	1,829	—	—	—	—	—	—	52,312	54,141
Interest income - securities lending	70,862	—	—	—	—	—	—	—	70,862
Other	10,274	7,532	—	—	—	—	—	137	17,943
Total revenues	$217,668	$200,746	$195,886	$42,845	$41,207	$15,133	$202,597	$(169,661)	$746,421

(1) Advertising and other revenues for the Corporate and All Other category primarily consist of bebe’s revenues from merchandise rental fees. These also include recycling processing fees for a regional environmental services business, which was sold in March 2025, and managed service fees for Nogin, an e-commerce, technology platform provider, through March 31, 2025.

Revenues are recognized when control of the promised goods or performance obligations for services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company’s progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that we determine the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those promised goods or services (i.e., the “transaction price”). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company’s past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties. Payment terms vary by customer with due dates varying in advance of service or upon invoice of the service or for the sale of goods with credit terms. Revenues by geographic region by segment is included in Note 29 - Business Segments.

The following provides detailed information on the recognition of the Company’s revenues from contracts with customers:

Corporate finance, consulting and investment banking fees. Fees earned from corporate finance and investment banking services are derived from debt, equity and convertible securities offerings in which the Company acted as an underwriter or placement agent. Fees from underwriting activities are recognized as revenues when the performance obligation for the services related to the underwriting transaction is satisfied under the terms of the engagement and is not subject to any other contingencies. Fees are also earned from financial advisory and consulting services rendered in connection with client mergers, acquisitions, restructurings, recapitalizations and other strategic transactions. The performance obligation for financial advisory services is satisfied over time as work progresses on the engagement and services are delivered to the client. Fees earned from bankruptcy, financial advisory, forensic accounting and real estate consulting services are rendered to clients over time as work progresses on the engagement and services are delivered to the client. Fees may also include success and performance based fees which are recognized as revenue when the performance obligation is no longer constrained and it is not probable that the revenue recognized would be subject to significant reversal in a future period. The performance obligation for financial advisory services may also include success and performance based fees which are recognized as revenue when the performance obligation is no longer constrained and it is not probable that the revenue recognized would be subject to significant reversal in a future period. Generally, it is probable that the revenue recognized is no longer subject to significant reversal upon the closing of the investment banking transaction.

Wealth and asset management fees. Fees from wealth and asset management services consist primarily of investment management fees that are recognized over the period the performance obligation for the services are provided. Investment management fees are primarily comprised of fees for investment management services and are generally based on the dollar amount of the assets being managed.

Commissions, fees and reimbursed expenses. Commissions and other fees from clients for trading activities are earned from equity securities transactions executed as agent or principal are recorded at a point in time on a trade date basis. Revenues from fees and reimbursed expenses for valuation services to clients are recognized when the performance obligation is completed and is generally at the point in time upon delivery of the report to the customer.

Subscription services. Subscription service revenues are primarily earned from the Lingo, magicJack, Marconi Wireless, and UOL segments’ service contracts and are recognized in the period in which the transaction price has been determinable and the related performance obligations for services are provided to the customer. UOL pay accounts generally pay in advance for their internet access services and revenues are then recognized ratably over the service period. Subscription service revenues from magicJack include (a) revenues for initial access rights, which are recognized ratably over the service term, (b) revenues from access rights renewal, which are recognized ratably over the extended access right period; (c) revenues from access and wholesale charges, which are recognized as calls are terminated to the network; (d) revenues from UCaaS services, which are recognized in the period the services are provided over the term of the customer agreements; and (e) prepaid international long distance minutes, which are recognized as the minutes are used or expired. Subscription service revenues from our mobile phone business include revenues from mobile voice, text, and data services and are recognized ratably over the service period. Voice, text, and data overage charges are recognized over time as the consumer simultaneously receives and consumes the benefits each period as the Company performs.

Sale of goods. Sale of goods primarily consists of the sale of magicJack and Marconi Wireless devices and amounts from the sale of goods from Targus in the Consumer Products segment and from Nogin in the Corporate and All Other category. Revenues from the sale of magicJack and Marconi Wireless devices are recognized upon delivery (when control transfers to the customer). Sale of product revenues also include the related shipping and handling and installment fees, if applicable. Revenue from the sale of Targus and Nogin goods is recognized when control of the product transfers to the customer, generally upon product shipment. Revenue is measured as the amount of consideration expected to be received in exchange for the transfer of product. There are no significant judgments or estimates made to determine the amount or timing of reported revenues. Sales terms do not allow for a right of return except for matters related to products with defects or damages.

Advertising and other. Advertising revenues consist of amounts from UOL’s Internet search partner that are generated as a result of users utilizing the partner’s Internet search services and amounts generated from display advertisements. Advertising revenues are recognized in the period in which the advertisement is displayed or, for performance-based arrangements, when the related performance criteria are met. In determining whether an arrangement exists, the Company ensures that a written contract is in place, such as a standard insertion order or a customer-specific agreement. The Company assesses whether performance criteria have been met and whether the transaction price is determinable based on a reconciliation of the performance criteria and the payment terms associated with the transaction. The reconciliation of the performance criteria generally includes a comparison of customer-provided performance data to the contractual performance obligation and to internal or third-party performance data in circumstances where that data is available.

Other income primarily consists of services revenues from the operations of an e-commerce, technology platform provider, a regional environmental services business, which was sold in March 2025, and bebe. The e-commerce, technology platform provider delivers CaaS solutions for apparel brands and other retailers. Revenues primarily consist of managed service fees derived from contractually committed gross revenue processed by customers on the Company’s e-commerce platform. CaaS revenue is recognized on a net basis from maintaining e-commerce platforms and online orders, as the Company is engaged primarily in an agency relationship with its customers and earns defined amounts based on the individual contractual terms for the customer and the Company does not take possession of the customers’ inventory or any credit risks relating to the products sold. The environmental services business was engaged in the recycling of scrap and waste materials and dealt primarily in paper products. Customer arrangements contained a single obligation to transfer processed recycled goods and revenues were recognized at a point in time as processing fees when the performance obligation was satisfied. bebe’s revenues are primarily from rental fees of merchandise, and revenue is recognized over the rental term.

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligation(s) with an original expected duration exceeding one year was not material as of December 31, 2025. Corporate finance and investment banking fees and retail liquidation engagement fees that are contingent upon completion of a specific milestone and fees associated with certain distribution services are also excluded as the fees are considered variable and not included in the transaction price as of December 31, 2025.

Contract Balances

The timing of the Company’s revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligation(s) are satisfied. The Company’s deferred revenue primarily relates to retainer and milestone fees received from corporate finance and investment banking advisory engagements, asset management agreements, financial consulting engagements, subscription services where the performance obligation has not yet been satisfied.

The following table presents changes in deferred revenue during the years ended December 31, 2025 and 2024:

	December 31,	December 31,
	2025	2024
Deferred revenue at the beginning of period	$58,148	$70,514
Additions to deferred revenue during the period	150,425	175,222
Reductions to deferred revenue for revenue recognized during the period	(158,666)	(187,588)
Deferred revenue balance at the end of period	$49,907	$58,148

During the years ended December 31, 2025 and 2024, the Company recognized revenue of $35,991 and $41,671 that was recorded as deferred revenue at the beginning of the respective year.

The Company expects to recognize the deferred revenue of $49,907 as of December 31, 2025 as service and fee revenues when the performance obligation is met during the years as follows:

Contract liabilities expected to be recognized in	Amount
2026	$32,759
2027	8,183
2028	4,175
2029	1,620
2030	935
Thereafter	2,235
Total	$49,907

The following table contains a roll forward of unbilled receivables, which are included in prepaid expenses and other assets, for the years ended December 31, 2025 and 2024:

	December 31,	December 31,
	2025	2024
Beginning balance	$3,387	$7,310
Additional unbilled revenue recognized	6,030	32,808
Less: Amounts billed to customers	(6,690)	(36,731)
Ending balance	$2,727	$3,387

Costs to Obtain or Fulfill a Contract

The Company capitalizes: (1) costs to fulfill contracts associated with corporate finance and investment banking engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable and; (2) commissions paid to obtain magicJack contracts which are recognized ratably over the contract term and third party support costs for magicJack and related equipment purchased by customers which are recognized ratably over the service period.

The capitalized costs to fulfill a contract were $4,550 and $5,694 as of December 31, 2025 and 2024, respectively, and are recorded in the “Prepaid expenses and other assets” line item in the accompanying consolidated balance sheets. For the twelve months ended December 31, 2025 and 2024, the Company recognized expenses of $4,367 and $5,440 related to the amortization of capitalized costs to fulfill a contract, respectively. There were no significant impairment charges recognized in relation to these capitalized costs during the twelve months ended December 31, 2025 and 2024.

Remaining Performance Obligations and Revenue Recognized from Past Performance

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material as of December 31, 2025. Corporate finance and investment banking fees that are contingent upon completion of a specific milestone and fees associated with certain distribution services are also excluded as the fees are considered variable and not included in the transaction price as of December 31, 2025.

During the years ended December 31, 2025 and 2024, revenues recognized for customer contracts for performance obligations that are satisfied at a point in time and over time were:

	December 31,	December 31,
	2025	2024
Revenue recognized at a point in time	$423,821	$498,421
Revenue recognized over time	365,166	487,559
Total revenue	$788,987	$985,980

NOTE 22 — RESTRUCTURING CHARGE

The Company recorded restructuring charges in the amount of $195 and $1,522 (which were included in the “Restructuring charge” line item in the accompanying consolidated statements of operations) during the years ended December 31, 2025 and 2024, respectively.

The restructuring charges during the year ended December 31, 2025 were primarily related to reorganization and consolidation activities in the Consumer Products segment and Corporate and All Other category, which consisted of reductions in workforce.

The restructuring charges during the year ended December 31, 2024 were primarily related to reorganization and consolidation activities in the Lingo segment and Consumer Products segment, which consisted of reductions in workforce.

The following table summarizes the changes in accrued restructuring charge during the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
Balance, beginning of year	$1,316	$2,540
Restructuring charge	195	1,522
Cash paid	(930)	(2,158)
Non-cash items	(220)	(588)
Balance, end of year	$361	$1,316

The following table summarizes the restructuring activities by reportable segment during the years ended December 31, 2025 and 2024:

	Lingo	Consumer Products	Corporate & All Other	Total
Restructuring charges for the year ended December 31, 2025:
Employee termination costs	$—	$(90)	$285	$195
Total restructuring charge	$—	$(90)	$285	$195
Restructuring charges for the year ended December 31, 2024:
Employee termination costs	$379	$1,143	$—	$1,522
Total restructuring charge	$379	$1,143	$—	$1,522

NOTE 23 — INCOME TAXES

During the years ended December 31, 2025 and 2024, the Company’s income (loss) from continuing operations before income taxes of $229,559 and $(900,396) includes a United States component of income (loss) from continuing operations before income taxes of $219,246 and $(908,886) and a foreign component comprised of income from continuing operations before income taxes of $10,313 and $8,490, respectively. The Company will recognize any U.S. income tax expense it may incur on global intangible low tax income as income tax expense in the period in which the tax is incurred. The Company’s (benefit from) provision for income taxes consists of the following during the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
Current:
Federal	$(14,853)	$—
State	2,280	300
Foreign	(8,593)	2,515
Total current provision	(21,166)	2,815
Deferred:
Federal	8,745	18,154
State	3,298	632
Foreign	(762)	412
Total deferred	11,281	19,198
Total (benefit from) provision for income taxes	$(9,885)	$22,013

Net income tax payments during the year ended December 31, 2025 are as follows:

Year Ended December 31,
2025
Federal	$(605)
States and local:
Alabama	292
California	709
New York	552
Tennessee	220
Texas	247
Other states and local	744
Total states and local	2,764
Foreign:
Australia	241
Canada	611
India	239
United Kingdom	1,904
Other foreign	73
Total foreign	3,068
Total net income tax payments	$5,227

A reconciliation of the federal statutory rate of 21.0% to the effective tax rate for income from continuing operations before income taxes is as follows in accordance with the adoption of ASU 2023-09, which became effective in the year ended December 31, 2025:

	Year Ended December 31, 2025
	Amount	Rate
Federal statutory rate	$48,208	21.0%
Adjustments resulting from the tax effect of:
State and local income tax, net of federal income tax(1)	3,486	1.5%
Foreign Tax Effects:
Israel:
Changes in valuation allowance	(61,616)	(26.8)%
Changes in net operating loss carryforwards and other attributes due to dissolution	61,616	26.8%
Other foreign:
Foreign tax differential	(782)	(0.3)%
Changes in valuation allowance	(47)	—%
Effect of cross-border tax laws:
Global intangible low-taxed income and Pillar II	961	0.4%
Changes in valuation allowance	(29,451)	(12.9)%
Nontaxable or nondeductible items:
Share-based compensation	(1,270)	(0.6)%
Goodwill and impairment of intangibles	3,226	1.4%
Gain on sale from disposition of businesses	(2,826)	(1.2)%
Executive compensation limitation	3,158	1.4%
Other	416	0.2%
Change in unrecognized tax benefits	(10,842)	(4.8)%
Other:
Intangible assets	(8,023)	(3.5)%
Fair value adjustments on investments	(8,326)	(3.6)%
Fair value adjustments on debt instruments	(3,551)	(1.5)%
Other adjustments	(4,222)	(1.8)%
Effective income tax benefit rate	$(9,885)	(4.3)%

(1)	During the year ended December 31, 2025, the tax effect in this category was primarily driven by state taxes in New York, California, and Virginia (greater than 50 percent).

The effective income tax benefit rate is less than the federal statutory rate, primarily due to the full valuation allowance for deferred income taxes and the benefit recorded during the year ended December 31, 2025 for the release of uncertain tax positions a) in Israel in the amount of $10,530 and b) transfer pricing related to Targus pre-acquisition by BRCGH of $5,649.

A reconciliation of the federal statutory rate of 21.0% to the effective tax rate for loss from continuing operations before income taxes is as follows during the year ended December 31, 2024:

Year Ended December 31,
2024
Provision for income taxes at federal statutory rate	(21.0%)
State income taxes, net of federal benefit	(6.3%)
Employee share-based compensation	0.5%
Goodwill and impairment of intangibles	0.8%
Provision true-up	1.5%
Change in valuation allowance	27.4%
Other	(0.5%)
Effective income tax rate	2.4%

Deferred income tax assets (liabilities) consisted of the following as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Deferred tax assets:
Accrued liabilities and other	$5,478	$9,682
Loans receivable and investments	8,521	144,008
Other	7,999	1,583
Lease liabilities	10,546	21,999
Deferred revenue	5,273	7,717
Long-term debt	19,180	—
Share-based payments	2,094	3,464
Credit carryforwards	793	973
Capital loss carryforward	2,005	64,875
Excess business interest expense	45,188	22,275
Net operating loss carryforward	166,864	103,559
Total deferred tax assets	273,941	380,135

Deferred tax liabilities:
Deductible goodwill and other intangibles	(19,250)	(8,169)
Right-of-use assets	(8,227)	(19,160)
Equity method investments	(31,057)	(27,435)
Other	(11,381)	(5,479)
Total deferred tax liabilities	(69,915)	(60,243)

Net deferred tax assets	204,026	319,892
Valuation allowance	(207,372)	(311,756)
Net deferred tax (liability) asset	$(3,346)	$8,136

Deferred tax assets, net	$763	$13,598
Deferred tax liabilities, net	(4,109)	(5,462)
Net deferred tax (liability) asset	$(3,346)	$8,136

As of December 31, 2025, the Company had federal net operating loss carryforwards of $602,913 and state net operating loss carryforwards of $688,239. As of December 31, 2024, the Company had federal net operating loss carryforwards of $344,508 and state net operating loss carryforwards of $71,248. There was no benefit or expense for income taxes recorded on net operating losses during the year ended December 31, 2025 or 2024 due to the valuation allowance. The Company has $39,319 of state capital loss carryovers as of December 31, 2025 that is available for carryforwards and will start to expire December 31, 2028. The Company’s federal net operating loss carryforwards generated in 2023 through 2025 of $278,310 will be limited to offsetting 80% of taxable income but do not expire. The remaining federal net operating loss carryforwards will expire in the tax years commencing in December 31, 2033 through December 31, 2038. The state net operating loss carryforwards will expire in tax years commencing in December 31, 2030.

The Company establishes a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Tax benefits of operating loss, capital loss, and tax credit carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances. The Company’s net operating losses are subject to annual limitations in accordance with Internal Revenue Code Section 382. Accordingly, the Company is limited to the amount of net operating loss that may be utilized in future taxable years depending on the Company’s actual taxable income. As of December 31, 2025, a valuation allowance in the amount of $207,372 has been recorded, as it is more likely than not that the Company will not be able to utilize tax benefits before they expire. The valuation allowance decreased by $104,384 during the year ended December 31, 2025, primarily due to realized losses in 2025 from loans receivable and investments, the utilization of capital loss carryforwards to offset gains from the sale of businesses in the current year, and the release of the valuation allowance established for tax attributes that no longer exist at December 31, 2025 that related to a foreign subsidiary that was liquidated in 2025. As of December 31, 2024, a valuation allowance in the amount of $311,756 has been recorded since it is more likely than not that the Company will not be able to utilize tax benefits before they expire. The Company’s net deferred tax assets at December 31, 2024 of $11,013 represent the amount of refund claims available from capital loss carrybacks of previously reported taxable capital gains in prior year tax returns. The valuation allowance increased by $207,439 during the year ended December 31, 2024, primarily due net operating losses, realized and unrealized losses on investments, and fair value adjustments for loans receivable in the current year.

As of December 31, 2025, the Company did not have any gross unrecognized tax benefits which would have an impact on the Company’s effective income tax rate, if recognized. A reconciliation of the amounts of gross unrecognized tax benefits (before federal impact of state items), excluding interest and penalties, was as follows:

	Year Ended December 31,
	2025	2024
Beginning balance	$13,162	$14,819
Additions for prior year tax positions	4,177	23
Reductions for prior year tax positions	(6,461)	—
Reductions due to lapse in statutes of limitations	(3,363)	(1,680)
Ending balance	$7,515	$13,162

The Company files income tax returns in the U.S., various state and local jurisdictions, and certain other foreign jurisdictions. The Company is currently under audit by certain state and local and foreign tax authorities. The audits are in varying stages of completion. The Company evaluates its tax positions and establishes liabilities for uncertain tax positions that may be challenged by tax authorities. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, case law developments, and closing of statutes of limitations. Such adjustments are reflected in the provision for income taxes, as appropriate. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the calendar years ended December 31, 2022 to 2025. At December 31, 2025, the Company intends to indefinitely reinvest foreign earnings and cash unless such repatriation results in no or minimal tax costs. It is not practicable to determine the amount of an unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries.

As of December 31, 2025, the Company believes it is reasonably possible that its gross liabilities for unrecognized tax benefits may decrease by $1,838 within the next 12 months due to expiration of statute of limitations.

During the year ended December 31, 2025, the Company had accrued interest and penalties relating to uncertain tax positions of $3,820, which is included in income taxes payable. During the year ended December 31, 2025, the Company recorded a release of $9,415, related to interest and penalties for uncertain tax positions primarily due to the lapse in statute of limitations.

On July 4, 2025, the “One Big Beautiful Bill Act” (the “Act”) was enacted into law. The Act includes changes to U.S. tax law that will be applicable to the Company beginning in fiscal year 2026. These changes include provisions allowing accelerated tax deductions for qualified property and research expenditures. The changes are not expected to have a material impact to the Company.

NOTE 24 — EARNINGS PER SHARE

Basic earnings per share is calculated by dividing income (loss) from continuing operations, income (loss) from discontinued operations, or net income (loss) by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income (loss) from continuing operations, income (loss) from discontinued operations, or net income (loss) by the weighted-average number of common shares outstanding, after giving effect to all dilutive potential common shares outstanding during the period. Dilutive potential common shares include shares that may be issued under warrants, including warrants issued in connection with the Oaktree Credit Agreement and private exchange transactions, and restricted stock and stock option awards.

Securities that could potentially dilute basic net income (loss) per share in the future that were not included in the computation of diluted net income (loss) per share as the effect would be anti-dilutive were 3,306,820 and 1,412,305 during the years ended December 31, 2025 and 2024, respectively.

Basic and diluted earnings per share were calculated as follows:

	Year Ended December 31, 2025
	Continuing	Discontinued
	Operations	Operations	Total
Net income	$239,444	$70,841	$310,285
Net income attributable to noncontrolling interests	2,870	—	2,870
Net income attributable to BRC Group Holdings, Inc.	236,574	70,841	307,415
Preferred stock dividends	8,060	—	8,060
Net income available to common shareholders	$228,514	$70,841	$299,355

	Year Ended December 31, 2024
	Continuing	Discontinued
	Operations	Operations	Total
Net (loss) income	$(922,409)	$147,470	$(774,939)
Net loss attributable to noncontrolling interests	(8,920)	(1,745)	(10,665)
Net (loss) income attributable to BRC Group Holdings, Inc.	(913,489)	149,215	(764,274)
Preferred stock dividends	8,060	—	8,060
Net (loss) income available to common shareholders	$(921,549)	$149,215	$(772,334)

	Year Ended December 31,
	2025	2024
Weighted average common shares outstanding:
Basic	30,555,258	30,336,274
Effect of dilutive potential common shares:
Restricted stock units, warrants, and stock options	—	—
Diluted	30,555,258	30,336,274

Basic net income (loss) per common share:
Continuing operations	$7.48	$(30.38)
Discontinued operations	2.32	4.92
Basic income (loss) per common share	$9.80	$(25.46)
Diluted net income (loss) per common share:
Continuing operations	$7.48	$(30.38)
Discontinued operations	2.32	4.92
Diluted income (loss) per common share	$9.80	$(25.46)

NOTE 25 — SHARE-BASED PAYMENTS AND BENEFIT PLANS

(a) Employee Benefit Plans

The Company maintains qualified defined contribution 401(k) plans, which cover substantially all of its U.S. employees. Under the plans, participants are entitled to make pre-tax contributions up to the annual maximums established by the Internal Revenue Service. The plan documents permit annual discretionary contributions from the Company. Employer contribution expense is recorded in the “Selling, general and administrative expenses” line item in the accompanying consolidated statements of operations.

Employer contributions for the years ended December 31, 2025 and 2024, included:

	Year Ended December 31,
	2025	2024
Employer contributions - continuing operations	$1,506	$2,008
Employer contributions - discontinued operations	229	700
Total employer contributions	$1,735	$2,708

(b) 2021 Stock Incentive Plan

On May 27, 2021, the 2021 Stock Incentive Plan (the “2021 Plan”) replaced the Amended and Restated 2009 Stock Incentive Plan (the “2009 Plan”) and replaced the FBR & Co. 2006 Long-Term Stock Incentive Plan (the “FBR Stock Plan”). Equity awards previously granted or available for issuance under the 2009 Plan and FBR Stock Plan are now included in the 2021 Plan activity reported below. The number of shares authorized for issuance under the plan are 4,001,009 and the remaining available for issuance at December 31, 2025 were 2,954,845.

Share-based compensation expense for restricted stock units under the 2021 Plan was:

	Year Ended December 31,
	2025	2024
Share-based compensation expense for restricted stock units for continuing operations	$8,957	$17,158
Share-based compensation expense for restricted stock units for discontinued operations	1,038	1,616
Total share-based compensation expense for restricted stock units	$9,995	$18,774

During the year ended December 31, 2025, in connection with employee stock incentive plans, the Company did not grant any restricted stock units. Share based compensation expense is recorded in the “Selling, general and administrative expenses” line item in the accompanying consolidated statements of operations.

The Company began settling equity-classified restricted stock units in cash and as a result of the past practice, the restricted stock units were reclassified to a liability in January 2025. The change in classification was accounted for as a modification. The grant date fair value of the original equity award exceeded the fair value of the modified liability award; therefore, the Company continues to recognize compensation expense based on the grant date fair value of the original award and no additional compensation expense was recognized. Further, the changes in fair value of the liability at the end of the reporting period do not impact earnings. The modification was recognized by a reclassification of $2,138 of additional paid-in capital to a liability. For the year ended December 31, 2025, the Company settled $2,452 of restricted stock units in cash, and as of December 31, 2025, the liability was $1,274, which is recorded in the “Accrued expenses and other liabilities” line item in the accompanying consolidated balance sheets.

During the year ended December 31, 2024, in connection with employee stock incentive plans, the Company granted 1,223,263 RSUs with a grant date fair value of $16,181. The restricted stock units generally vest over a period of one to five years based on continued service. In determining the fair value of restricted stock units on the grant date, the fair value is adjusted for expected dividends based on historical patterns and the Company’s anticipated dividend payments over the expected holding period, and the risk-free interest rate based on U.S. Treasuries for a maturity matching the expected holding period.

As of December 31, 2025, the expected remaining unrecognized share-based compensation expense of $5,296 was to be expensed over a weighted average period of 1.1 years. As of December 31, 2024, the expected remaining unrecognized share-based compensation expense of $19,116 was to be expensed over a weighted average period of 1.9 years.

A summary of restricted stock unit award activity during the year ended December 31, 2025 was as follows:

		Weighted
		Average
	Shares	Fair Value
Nonvested at December 31, 2024	1,412,305	$22.43
Granted	—	—
Vested	(620,038)	26.89
Forfeited	(191,334)	19.95
Nonvested at December 31, 2025	600,933	$18.21

During the years ended December 31, 2025 and 2024, the per-share weighted average grant-date fair value of restricted stock units granted was zero and $13.23, respectively. During the years ended December 31, 2025 and 2024, the total fair value of shares vested was $233 and $25,945, respectively.

(c) Employee Stock Purchase Plan

In connection with the Purchase Plan, there was no share-based compensation expense recognized during the years ended December 31, 2025 and 2024. As of December 31, 2025 and 2024, there were 236,949 shares reserved for issuance under the Purchase Plan.

(d) BRSH Stock Incentive Plan

On March 10, 2025, the Company’s majority-owned subsidiary approved the BRSH Stock Incentive Plan, which allows for issuance of up to 4,000,000 restricted stock awards of BRSH. During the year ended December 31, 2025, BRSH issued 1,908,261 restricted stock awards, representing approximately 8.7% of BRSH’s equity, net of forfeitures, to employees and officers, with a grant date fair value of $22,057. The grant date fair value of the BRSH restricted stock awards was determined using a combination of the discounted cash flows method and market value approach, with an additional discount of 17.5% for the lack of marketability due to the service condition of the restricted stock awards vesting over a period of up to five years. When determining expected volatility, the Company considered the volatility of guideline public companies.

The restricted stock awards generally vest over a period of four to five years, based on continued service. The restricted stock awards vest for common stock of BRSH and increase the noncontrolling interest in BRSH, when vested. During the year ended December 31, 2025, share-based compensation expense of $3,537, related to the BRSH restricted stock awards, was recorded in the “Selling, general and administrative expenses” line item in the accompanying consolidated statements of operations. As of December 31, 2025, the expected remaining unrecognized share-based compensation expense of $18,520 was to be expensed over a weighted average period of 3.4 years.

A summary of the BRSH restricted stock award activity during the year ended December 31, 2025 was as follows:

		Weighted
		Average
	Shares	Fair Value
Nonvested at December 31, 2024	—	$—
Granted	1,908,261	11.56
Forfeited	(297,434)	11.56
Nonvested at December 31, 2025	1,610,827	$11.56

(e) Common Stock and Stock Options Issued

On June 3, 2025, the Company issued 100,000 unregistered shares and 300,000 shares of the Company’s common stock in connection with the employment agreement entered into with the Company’s chief financial officer. The 100,000 unregistered shares issued were issued upon execution of the employment agreement as an employment inducement grant that is not subject to vesting conditions and expensed immediately. The fair value of the unregistered shares of $295 was expensed upon issuance. The 300,000 stock options vest in three tranches: (1) 100,000 stock options with an exercise price of $7.00, (2) 100,000 stock options with an exercise price of $10.00 and (3) 100,000 stock options with an exercise price of $12.50. The stock options vest in annual installments over a three year period on each anniversary of the grant date based on continued service and accelerate upon a change in control. The maximum term of the stock options is 10 years. The estimated fair value of $523 for the options was determined using the Black-Scholes Option Pricing Model, which included a risk free rate of 4.5%, volatility of 66.5%, which was based on historical volatility of the Company’s stock, expected dividend rate of zero, and an expected term equal to the maximum term of the options. The per-share weighted average grant-date fair value of the stock options granted was $1.74.

During the year ended December 31, 2025, share based compensation expense for the options totaled $101. As of December 31, 2025, the expected remaining unrecognized share-based compensation expense of $422 was to be expensed over a weighted average period of 2.4 years.

A summary of stock option activity during the year ended December 31, 2025 was as follows:

			Weighted Average
			Remaining
		Weighted Average	Contractual Life	Aggregate
	Shares	Exercise Price	(Years)	Intrinsic Value
Outstanding at December 31, 2024	—	$—	0.0	$—
Granted	300,000	9.83
Outstanding at December 31, 2025	300,000	$9.83	9.4	$—

Expected to vest at December 31, 2025	300,000	$9.83	9.4	$—

NOTE 26 — STOCKHOLDERS’ EQUITY

(a) Common Stock

In November 2023, the Company’s previous share repurchase program for common stock was reauthorized by the Board of Directors for share repurchases up to $50,000, which allowed for the repurchase of common shares and expired in October 2024. The shares repurchased under the program are retired. During the years ended December 31, 2025 and 2024, the Company did not repurchase any shares of its common stock.

(b) Common Stock Warrants

On October 28, 2019, the Company issued 200,000 warrants to purchase common stock of the Company (the “BR Brands Warrants”) in connection with the acquisition of a majority ownership interest in BR Brand Holdings LLC. All of the BR Brands Warrants were vested and exercisable in 2021 on the second anniversary of the acquisition of the majority ownership interest in BR Brand Holdings LLC. In April 2024, 200,000 shares of the Company’s common stock were issued in connection with the exercise of warrants for cash in the amount of $653.

In connection with the Oaktree Credit Agreement, on February 26, 2025 (refer to Note 18 - Term Loans and Revolving Credit Facility), the Company issued seven-year warrants to certain affiliates of Oaktree (the “Holders”) to purchase approximately 1,832,290 shares (or 6% on a fully diluted basis) of the Company’s common stock at an exercise price of $5.14 per share. The warrants contain certain anti-dilution provisions pursuant to which, under certain circumstances, the Holders would be entitled to exercise the warrants for up to 19.9% of the then-outstanding shares of common stock. The warrants are classified as a liability. At inception on February 26, 2025, the fair value of the warrants was $7,860, and the fair value of the warrants was $6,400 at December 31, 2025 (see Note 6 - Fair Value Measurements). The warrant liability of $6,400 at December 31, 2025 is included in other liabilities in Note 15 - Accrued Expenses and Other Liabilities. The change in fair value of the warrant liability resulted in a gain of $1,460 for the year ended December 31, 2025 and is included in the “Change in fair value of financial instruments and other” line item in the accompanying consolidated statements of operations.

In conjunction with the debt exchanges (see Note 19 - Senior Notes Payable), the Company issued seven-year warrants to the investors to purchase up to 913,692 shares of common stock at an exercise price of $10.00 as of December 31, 2025. The warrants contain certain anti-dilution provisions and upon exercise, the warrant holders are entitled to dividends and distributions, as if the warrants had been exercised in full, prior to the dividend or distribution date. The warrants meet the definition of a derivative and were classified within stockholder’s equity.

The following table summarizes the fair value of the warrants at issuance:

	Exchange Date
	March 26, 2025	April 7, 2025	May 21, 2025	June 30, 2025	July 11, 2025
Fair value at issuance	$863	$67	$590	$80	$248

The warrants are nonrecurring level 3 measurements at issuance. The estimated fair value of the warrants issued was determined using the Black-Scholes Option Pricing Model which included the following inputs: value of the underlying common stock at the valuation measurement date, the remaining contractual term of the warrants of seven years, risk-free interest rates ranging from 4.0% to 4.4%, expected dividend yield of 0.0%, and expected volatility of the price of the underlying common stock of 75.0%. The expected volatility is considered a significant unobservable input.

(c) Preferred Stock

During the years ended December 31, 2025 and 2024, the Company did not issue any depositary shares of the Series A Preferred Stock. There were 2,834 shares of Series A Preferred Stock issued and outstanding as of December 31, 2025 and 2024. The total liquidation preference for the Series A Preferred Stock as of December 31, 2025 and 2024 was $75,725 (inclusive of cumulative unpaid dividends of $4,871) and $70,854, respectively. There were no dividends declared or paid on the Series A Preferred Stock during the year ended December 31, 2025. Dividends on the Series A preferred paid during the year ended December 31, 2024 were $0.4296875 per depositary share. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series A Preferred Stock. Unpaid dividends will accrue until paid in full.

During the years ended December 31, 2025 and 2024, the Company did not issue any depositary shares of the Series B Preferred Stock. There were 1,729 shares of Series B Preferred Stock issued and outstanding as of December 31, 2025, and 2024. The total liquidation preference for the Series B Preferred Stock as of December 31, 2025 and 2024 was $46,416 (inclusive of cumulative unpaid dividends of $3,188) and $43,228, respectively. There were no dividends declared or paid on the Series B Preferred Stock during the year ended December 31, 2025. Dividends on the Series B preferred paid during the year ended December 31, 2024 were $0.4609375 per depositary share. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series B Preferred Stock. Unpaid dividends will accrue until paid in full.

The Series A Preferred Stock and the Series B Preferred Stock ranks, as to dividend rights and rights upon the Company’s liquidation, dissolution or winding up: (i) senior to all classes or series of the Company’s common stock and to all other equity securities issued by the Company other than equity securities issued with terms specifically providing that those equity securities rank on a parity with the Series A Preferred Stock or Series B Preferred Stock, (ii) junior to all equity securities issued by the Company with terms specifically providing that those equity securities rank senior to the Series A Preferred Stock and the Series B Preferred Stock with respect to payment of dividends and the distribution of assets upon the Company’s liquidation, dissolution or winding up and (iii) effectively junior to all of the Company’s existing and future indebtedness (including indebtedness convertible into our common stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) the Company’s existing or future subsidiaries. Generally, the Series A Preferred Stock and the Series B Preferred Stock is not redeemable by the Company prior to October 7, 2024. However, upon a change of control or delisting event, the Company will have the special option to redeem the Series A Preferred Stock and the Series B Preferred Stock.

(d) Dividends

From time to time, we may decide to pay dividends which will be dependent upon our financial condition and results of operations. During the years ended December 31, 2025 and 2024, the Company paid cash dividends on its common stock of zero and $33,731, respectively. In August 2024, we announced the suspension of our common stock dividend as we prioritize reducing our debt. The declaration and payment of any future dividends or repurchases of our common stock will be made at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, cash flows, capital expenditures, and other factors that may be deemed relevant by our Board of Directors.

A summary of our common stock dividend activity during the years ended December 31, 2025 and 2024 is as follows:

Date Declared	Date Paid	Stockholder Record Date	Amount
May 15, 2024	June 11, 2024	May 27, 2024	$0.500
February 29, 2024	March 22, 2024	March 11, 2024	0.500

Holders of Series A Preferred Stock, when and as authorized by the board of directors of the Company, are entitled to cumulative cash dividends at the rate of 6.875% per annum of the $25,000 liquidation preference ($25.00 per depositary share) per year (equivalent to $1,718.75 or $1.71875 per depositary share). Dividends will be payable quarterly in arrears, on or about the last day of January, April, July and October. As of December 31, 2025 and 2024, dividends in arrears in respect of the depositary shares were $5,683 and $812, respectively. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series A Preferred Stock. Unpaid dividends will accrue until paid in full.

Holders of Series B Preferred Stock, when and as authorized by the board of directors of the Company, are entitled to cumulative cash dividends at the rate of 7.375% per annum of the $25,000 liquidation preference ($25.00 per depositary share) per year (equivalent to $1,843.75 or $1.84375 per depositary share). Dividends will be payable quarterly in arrears, on or about the last day of January, April, July and October. As of December 31, 2025 and 2024, dividends in arrears in respect of the depositary shares were $3,719 and $531, respectively. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series B Preferred Stock. Unpaid dividends will accrue until paid in full.

A summary of our preferred stock dividend activity during the years ended December 31, 2025 and 2024 is as follows:

			Preferred Dividend per Depositary
			Share
Date Declared	Date Paid	Stockholder Record Date	Series A	Series B
October 16, 2024	October 31, 2024	October 28, 2024	$0.4296875	$0.4609375
July 9, 2024	July 31, 2024	July 22, 2024	0.4296875	0.4609375
April 9, 2024	April 30, 2024	April 22, 2024	0.4296875	0.4609375
January 9, 2024	January 31, 2024	January 22, 2024	0.4296875	0.4609375

NOTE 27 — NET CAPITAL REQUIREMENTS

BRS and B. Riley Wealth Management (“BRWM”), the Company’s broker-dealer subsidiaries, are registered with the SEC as broker-dealers and members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Company’s broker-dealer subsidiaries are subject to SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. As such, they are subject to the minimum net capital requirements promulgated by the SEC.

	December 31, 2025	December 31, 2024
BRS:
Net capital	$79,560	$69,197
Excess capital	$74,393	$65,420
Net capital requirement	$5,167	$3,777
BRWM:
Net capital	$7,521	$16,384
Excess capital	$6,186	$14,832
Net capital requirement	$1,335	$1,552

NOTE 28 — RELATED PARTY TRANSACTIONS

The Company provides asset management and placement agent services to unconsolidated funds affiliated with the Company (the “Funds”). In connection with these services, the Funds may bear certain operating costs and expenses which are initially paid by the Company and subsequently reimbursed by the Funds. Management fees from the Funds during the year ended December 31, 2024 totaled $150. There were no management fees from the Funds during the year ended December 31, 2025.

As of December 31, 2024, amounts due from related parties were $189, of which $41 was due from the Funds for management fees and other operating expenses as of December 31, 2024.

As of December 31, 2024, amounts due to related parties were $3,404, of which $2,764 related to bebe’s rent to own stores which are franchised through Freedom VCM and consist of royalty fees, inventory purchases, marketing, and IT services. As of December 31, 2024, $640 were due to certain of the Company’s brand investments from Nogin for sales transactions settled by Nogin as part of its e-commerce related services to the Company’s brand investments.

During the years ended December 31, 2025 and 2024, royalty fees, marketing, and IT services charged to bebe by Freedom VCM totaled $3,286 and $4,852, respectively, and inventory purchases by bebe from Freedom VCM totaled $8,951 and $15,319, respectively. During the year ended December 31, 2024, Nogin recognized revenues of $7,420 from clients that used to be part of the Company’s brand investments.

In June 2020, the Company entered into an investment advisory services agreement with Whitehawk Capital Partners, L.P. (“Whitehawk”), a limited partnership controlled by Mr. J. Ahn, who is the brother of one of the Company’s executive officers who was the Company’s Chief Financial Officer and Chief Operating Officer until the executive officer’s departure on June 3, 2025. Whitehawk agreed to provide investment advisory services for GACP I, L.P. and GACP II, L.P. On February 1, 2024, one of the Company’s loans receivable with a principal amount of $4,521 was sold to a fund managed by Whitehawk for $4,584. During the year ended December 31, 2024, management fees paid for investment advisory services by Whitehawk was $2,272. There were no management fees paid to Whitehawk during 2025. Whitehawk is no longer a related party upon the departure of the executive officer on June 3, 2025.

The Company periodically participates in loans and financing arrangements for which the Company has an equity ownership and representation on the board of directors (or similar governing body). The Company may also provide consulting services or investment banking services to raise capital for these companies. These transactions can be summarized as follows:

Babcock and Wilcox

B&W is a related party as a result of the Company’s equity investment as more fully described in Note 7 - Securities and Other Investments Owned and Securities Sold Not Yet Purchased for which the Company is deemed to have significant influence. One of the Company’s wholly owned subsidiaries entered into a services agreement with B&W that provided for the President of the Company to serve as the Chief Executive Officer of B&W until November 30, 2020 (the “Executive Consulting Agreement”), unless terminated by either party with thirty days written notice. The agreement was extended through December 31, 2028. Under this agreement, fees for services provided are $750 per annum, paid monthly. In addition, subject to the achievement of certain performance objectives as determined by B&W’s compensation committee of the board, a bonus or bonuses may also be earned and payable to the Company. On September 20, 2024, Kenny Young resigned from his position as the President of the Company, the Executive Consulting Agreement with B&W was terminated, and concurrently, Kenny Young entered into a one-year consulting agreement to provide services to the Company, pursuant to which he will be paid an annual fee of $250 paid on a monthly basis, subject to deduction of damages, fees and expenses that he may owe to the Company pursuant to this agreement. The consulting agreement expired on September 20, 2025 in accordance with its original terms.

During the years ended December 31, 2025 and 2024, the Company earned $8,010 and $3,850, respectively, of underwriting and financial advisory and other fees from B&W in connection with B&W’s capital raising activities which are included in services and fees in the consolidated statements of operations.

The Company is also a party to indemnification agreements for the benefit of B&W and the B. Riley Guaranty, each as disclosed below in Note 30 - Commitments and Contingencies.

Applied Digital

Applied Digital was a related party as a result of the chief executive officer of Applied Digital (“APLD”) being a member of senior management of one of the Company’s subsidiaries until February 5, 2024. Another member of senior management of one of the Company’s subsidiaries, whose departure from the Company was on March 31, 2025, was also a member of the board of directors of APLD. After the departure of the member of senior management of one of the Company’s subsidiaries on March 31, 2025, who was on the board of directors of APLD, APLD is no longer a related party.

During the year ended December 31, 2024, the Company earned $393 in underwriting and financial advisory fees from APLD.

California Natural Resources Group, LLC

California Natural Resources Group, LLC (“CalNRG”) was a related party as a result of the Company’s approximately 25.0% equity ownership. CalNRG had a credit facility with a third-party bank (the “CalNRG Credit Facility”) and the Company had guaranteed CalNRG’s obligations, up to $7,375, under the CalNRG Credit Facility. On May 23, 2024, the Company sold its equity interest in CalNRG for $9,272 resulting in a realized gain of $254, and no commitments remain.

Freedom VCM Holdings, LLC

On August 21, 2023, FRG completed its take-private transaction. Upon the closing of that transaction, subsidiaries of the Company had a total equity interest in Freedom VCM of $281,144, representing a 31% voting interest and representation on the board of directors of Freedom VCM. The $281,144 equity interest consisted of an equity interest purchased in the take-private transaction of $216,500 and the roll-over of $64,644 of shares in FRG into additional equity interests in Freedom VCM. As part of the FRG take-private transaction, certain members of management of Freedom VCM, which are related parties to Freedom VCM, exchanged their equity interest in FRG for a combined 35% voting interest in Freedom VCM, of which Mr. Kahn and his wife and one of Mr. Kahn’s affiliates comprised 32%. The Company has a first priority security interest in a 25% equity interest of Mr. Kahn (who was also CEO and a board member of Freedom VCM) in Freedom VCM to secure the loan to an affiliate of Mr. Kahn as more fully described in Note 10 - Loans Receivable, At Fair Value. Freedom VCM and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (the “Freedom VCM Bankruptcy Cases”) on November 3, 2024, which impaired this equity investment, and it was written off during the year ended December 31, 2024. The change in fair value of the Freedom VCM equity investment was an unrealized loss of $287,043 for the year ended December 31, 2024.

In connection with the FRG take-private transaction on August 21, 2023, all of the equity interests of BRRII, a majority-owned subsidiary of the Company, were sold to Freedom VCM Receivables (a subsidiary of Freedom VCM) for a purchase price of $58,872. In connection with the sale, the Company entered into a non-recourse promissory note with another Freedom VCM affiliate in the amount of $58,872, with a stated interest rate of 19.74% and a maturity date of August 21, 2033, with payments of principal and interest limited solely to the performance of certain receivables held by BRRII. Principal and interest is payable based on the collateral without recourse to Freedom VCM Receivables, which includes the performance of certain consumer credit receivables.

On October 9, 2024, the promissory note was cancelled and certain of the receivables owned by BRRII were transferred to BRRI, all in accordance with the terms of that certain amended and restated funding agreement, dated December 18, 2023, by and among Freedom VCM Interco Holdings, Inc., Freedom VCM Receivables, Inc., BRRII, the Company and certain other parties thereto. This loan was sold on February 7, 2025, and as such, the Company no longer owned the loan as of December 31, 2025. This loan receivable was measured at fair value in the amount of $3,913 as of December 31, 2024. Interest income on this loan receivable was zero and $6,035 during the years ended December 31, 2025 and 2024.

As more fully described in Note 10 - Loans Receivable, At Fair Value, the Company also had a related party loan receivable with a fair value of approximately $2,169 at December 31, 2024 from home-furnishing retailer W.S. Badcock Corporation (“Badcock”) that is collateralized by consumer finance receivables of Badcock. On December 18, 2023, Badcock was sold by Freedom VCM to Conn’s and a subsidiary of the Company loaned Conn’s $108,000 pursuant to the Conn’s Term Loan which bears interest at an aggregate rate per annum equal to the Term SOFR Rate (as defined in the Conn’s Term Loan), subject to a 4.80% floor, plus a margin of 8.00% and matures on February 20, 2027. On February 14, 2024, the Company collected $15,000 of principal payments which reduced the loan balance to $93,000. The commencement of the Chapter 11 Cases by Conn’s and certain of its subsidiaries in July 2024 constituted an event of default that accelerated the obligations under the Conn’s Term Loan. As of the date of the filing of the Chapter 11 Cases, $93,000 in outstanding borrowings existed under the Conn’s Term Loan. Any efforts to enforce payment obligations under the Conn’s Term Loan are automatically stayed as a result of the Chapter 11 Cases and the Company’s rights of enforcement in respect of the Conn’s Term Loan are subject to the applicable provisions of the Bankruptcy Code. These loan receivables have been reported as related party loan receivables due to the Company’s prior related party relationship with Freedom VCM and Freedom VCM’s ability to exercise influence over Conn’s as a result of the prior equity consideration Freedom VCM received from the sale of Badcock to Conn’s on December 18, 2023. For the years ended December 31, 2025 and 2024, interest income on these loans totaled zero and $7,538, respectively.

On June 27, 2024 and amended on July 19, 2024, Conn’s entered into a Consulting Agreement (the “Consulting Agreement”) with a then subsidiary of the Company. Pursuant to the Consulting Agreement, Conn’s engaged the Company’s subsidiary to sell merchandise and furniture, fixtures, & equipment as well as additional goods at Conn’s and Badcock stores, headquarters, distribution centers, and cross-dock locations. The Consulting Agreement was assumed by the Conn’s debtors in connection with the Chapter 11 Cases. On November 15, 2024, the Company sold the subsidiary that provided the consulting services to Conn’s in connection with the Great American Group transaction, and accordingly, included in discontinued operations for Great American Group (see Note 5 - Discontinued Operations and Assets Held for Sale) are $26,106 in revenues from services and fees earned from the Consulting Agreement for the period through November 15, 2024.

Vintage Capital Management - Brian Kahn

As discussed above, in connection with the completion of the FRG take-private transaction, one of the Company’s subsidiaries and VCM, an affiliate of Brian Kahn, entered into the Amended and Restated Note. The Amended and Restated Note in the aggregate principal amount of $200,506 bears interest at the rate of 12% per annum payable-in-kind with a maturity date of December 31, 2027. The Amended and Restated Note requires repayments prior to the maturity date from certain proceeds received by VCM, Mr. Kahn, or his affiliates from, among other proceeds, distributions or dividends paid by Freedom VCM in amount equal to the greater of (i) 80% of the net after-tax proceeds, and (ii) 50% of gross proceeds. The obligations under the Amended and Restated Note are primarily secured by a first priority perfected security interest in Freedom VCM equity interests owned by Mr. Kahn and his spouse with a value (based on the transaction price in the FRG take-private transaction) of $227,296 as of the closing of the FRG Take-private transaction. The fair value of the Freedom VCM equity interest owned by Mr. Kahn and his spouse was zero as of December 31, 2025 and 2024. On November 3, 2024, Freedom VCM filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code, which impacted the Freedom FVM equity interest which served as the collateral for this loan receivable. After the impairment of the collateral related to the Freedom equity interest, the fair value of the loan was $2,057 at December 31, 2024, which was determined based on the remaining collateral for this loan, which is primarily comprised of other securities. Fair value adjustments on the VCM loan receivable were decreases of $223 and $222,911 for the years ended December 31, 2025 and 2024, respectively. In light of the Company’s determination that any repayment of the Amended and Restated Note would have been paid primarily from the cash distributions from Freedom VCM or foreclosure on the underlying Freedom VCM equity interest and other collateral provided by Mr. Kahn and his spouse, the Company has determined that both VCM and Mr. Kahn are related parties as of December 31, 2025 and 2024. Interest income was zero and $15,573 during the years ended December 31, 2025 and 2024, respectively.

Torticity, LLC

Torticity is a related party as a result of the Company’s equity ownership in the limited liability company and BRC’s representation on the Board of Directors (board representation through January 12, 2025). On November 2, 2023, the Company agreed to lend up to $15,369 to Torticity, LLC, of which $6,690 was drawn upon with $8,679 remaining, with interest payable of 15.0% per annum and a maturity date of November 2, 2026. Interest income was $1,952 during the year ended December 31, 2024. The fair value of the entire loan receivable was impaired with no fair value at December 31, 2024. Subsequent to December 31, 2024, there were amendments to the loan; however, the entire loan remained impaired with no fair value at December 31, 2025, and there has been no interest income on the loan receivable during 2025.

Kanaci Technologies, LLC

On November 21, 2023, the Company agreed to lend up to $10,000 to Kanaci Technologies, LLC (“Kanaci”), of which $4,000 was drawn upon with $6,000 remaining, with interest payable of 15.0% per annum and a maturity date of June 30, 2026. Interest income was $2,088 during the year ended December 31, 2024. In June 2023, one of the Company’s members of senior management was appointed to the board of directors of Kanaci. The loan receivable in the amount of $11,453 was converted to equity on September 30, 2024.

GA Holdings

GA Holdings is a related party as a result of the Company’s equity investment as fully described in Note 11 - Equity Method Investment and BRC’s representation on the Board of Directors. Upon closing the Great American Transaction on November 15, 2024, the Company had loans receivable outstanding for three retail liquidation engagements from GA Holdings in the amount of $15,000. The three loans receivable are due and payable upon completion of the retail liquidation engagements and do not accrue interest on the outstanding balance. Two of the loans receivable were paid in full prior to December 31, 2024, and the remaining loan receivable had an outstanding balance of $1,339 at December 31, 2024, which was subsequently paid off during the first quarter of 2025.

The Company also provided GA Holdings with a $25,000 secured revolving credit facility upon closing the Great American Transaction on November 15, 2024, which had an initial outstanding balance of $1,698. As subsequently amended, the revolving commitment was revised to $40,000 for the period March 10, 2025 to June 30, 2025 and reduced back to $25,000 from July 1, 2025 until the maturity date. The loan matured on November 15, 2025. The secured revolving credit facility was secured by all of the assets of GA Holdings and accrued interest at the annual rate of SOFR plus 4.75% (weighted average rate of 9.27% as of December 31, 2024). Interest income recorded on the loan receivable was $920 during the year ended December 31, 2025 and $21 for the period from November 15, 2024 to December 31, 2024. The outstanding balance on the secured revolving credit facility was $1,698 at December 31, 2024. On October 16, 2025, all outstanding amounts due and owing under this facility were repaid in full to BRF and the facility was terminated.

During the period November 15, 2024 to October 16, 2025, the Company provided services to GA Holdings in accordance with a transition services agreement for accounting, information technology and other administration services and recorded fee revenues for these services at December 31, 2025 and 2024 in the amount of $1,699 and $598, respectively. At December 31, 2024, amounts due from GA Holdings for these services totaled $121. Pursuant to an existing consulting arrangement, the Company also paid $400 of consulting fees to the consultant, who was hired in July 2025 as the chief executive officer of GA Holdings, during the year ended December 31, 2025.

GA Joann Retail Partnership, LLC

GA Joann Retail Partnership, LLC, formed in February 2025, is a related party as a result of the Company’s equity investment as more fully described in Note 11 - Equity Method Investments for which the Company is deemed to have significant influence. On February 27, 2025, BRF, along with other lenders, entered into a credit agreement with GA Joann Retail Partnership, LLC for an aggregate commitment of $52,000, of which BRF is committed to $24,653. The credit agreement bears interest at 10.00% to be paid monthly as payment-in-kind and capitalized into the outstanding principal balance and has a maturity date of November 26, 2025. Interest income recorded on the loan receivable was $223 during the year ended December 31, 2025. This loan receivable was paid in full on April 7, 2025.

Other

On March 2, 2021, the Company purchased a $2,400 minority equity interest in Dash Medical Holdings, LLC (“Dash”) and one of the Company's board of directors was appointed to the board of directors of Dash. On June 13, 2024, the Company sold its equity interest in Dash for $2,760, resulting in a realized gain of $360. In December 2024, the Company earned an advisory fee of $2,650 for services in connection with sale of Q-mation, Inc. where one of the board of directors of the Company is the president of Q-mation, Inc.

The Company often provides consulting or investment banking services to raise capital for companies in which the Company has significant influence through equity ownership, representation on the board of directors (or similar governing body), or both. During the years ended December 31, 2025 and 2024, the Company earned $3,123 and $4,491, respectively, of fees related to these services.

The Company’s executive officers and members of the Company’s board of directors had a 15.3% financial interest in the 272LP for the period January 1, 2024 through February 5, 2024. On February 5, 2024, the Company sold its interest in 272LP and 272 Advisors, LLC for a promissory note of $2,000 plus additional revenue sharing up to $4,100, which is based on future management fees earned. After the sale on February 5, 2024, the Company’s executive officers and members of the Company’s board of directors no longer had a financial interest in the 272LP.

The Company established BRC Trust on January 6, 2025, for the purpose of transferring and liquidating the assets of BRCPOF. After the formation of the BRC Trust, BRCPOF transferred its assets and liabilities to the BRC Trust. The Company determined the BRC Trust is a variable interest entity as the investors in the BRC Trust do not have voting rights and substantially all of the activities are conducted on behalf of the Company which owns 13.4% and related parties of the Company which includes executive officers and members of the board of directors of the Company owning 58.2% of the equity interest in the Trust. As the Company has the power to direct all of the activities of the BRC Trust, the Company is the primary beneficiary of the Trust and, therefore, consolidated the BRC Trust upon its formation.

NOTE 29 — BUSINESS SEGMENTS

The Company reports segment information based on the various industries the Company operates and how the businesses are managed. These businesses are aggregated into operating segments in a manner that reflects how the Company views the business activities. The Company’s businesses are operated by separate local management and certain of the Company’s businesses are grouped together when they operate within a similar industry, comprising similarities in products and services, customers, and production processes, and when considered together, may be managed in accordance with one or more investment or operational strategies specific to those businesses. The Company’s seven reportable segments, as described in Note 1 - Organization and Nature of Business Operations, reflect the way the Company is managed, and for which separate financial information is available and evaluated regularly by the Company’s Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and assess performance. The individuals comprising the role of CODM are the Company’s two Co-Chief Executive Officers and the Company’s Chief Financial Officer, who collectively use segment operating income or loss as a measure of a segment’s profit or loss. The segment information the CODM regularly receives does not include asset information and does not use segment asset information to assess performance or allocate resources. Accordingly, asset information is not provided by reportable segment. The measure of assets is reported in the consolidated balance sheets as total assets.

Revenues by segment represent amounts earned on the various services offered within each reportable segment. Our significant operating expenses regularly provided to the CODM and used to assess segment performance and determine the deployment of capital are classified as employee compensation and benefits expense, professional services, occupancy-related costs, other selling, general and administrative expenses, restructuring charge, depreciation and amortization, and impairment of goodwill and intangible assets. Employee compensation and benefits expense consists of salaries, payroll taxes, benefits, incentive compensation payable as commissions and cash bonus awards, and share based compensation for equity awards. Professional services expense consists of legal, accounting, audit and other consulting expenses. Occupancy-related costs consists of office rent, technology and communication costs, and other office expenses. Depreciation and amortization expense consists of depreciation expense for property and equipment and amortization of intangible assets. The balance of our operating expenses (other selling, general and administrative expenses) includes costs for travel, marketing and business development, and other operating expenses. Restructuring charges include expenses related to reorganization and consolidation activities which include, among other, reductions in workforce and facility closures. During the fourth quarter of 2025, the Company made certain changes to the financial information that is provided to its CODM which includes additional disaggregated information regarding its operating segments. As a result, the Company’s operating segments now include seven reportable segments. The primary difference from the prior year’s presentation of reportable segments resulted in the Communications segment being presented in four reportable segments. In conjunction with the new additional reportable segments, the Company recast its segment presentation for all periods presented.

The following is a summary of certain financial data for each of the Company’s reportable segments:

								Total
	Capital	Wealth			Marconi		Consumer	Reportable	Corporate &
Year Ended December 31, 2025	Markets	Management	Lingo	magicJack	Wireless	UOL	Products	Segments	All Other(1)	Total
Revenues - Services and fees	$154,421	$158,065	$164,148	$36,698	$31,394	$13,145	$—	$557,871	$75,965	$633,836
Trading gains, net	106,364	17,507	—	—	—	—	—	123,871	1,659	125,530
Fair value adjustment on loans	(3,131)	—	—	—	—	—	—	(3,131)	2,683	(448)
Interest income - loans	65	—	—	—	—	—	—	65	10,509	10,574
Interest income - securities lending	6,993	—	—	—	—	—	—	6,993	—	6,993
Revenues - Sale of goods	—	—	—	1,236	3,390	—	181,540	186,166	4,948	191,114
Total revenues	264,712	175,572	164,148	37,934	34,784	13,145	181,540	871,835	95,764	967,599
Direct cost of services	—	—	(94,584)	(7,445)	(12,620)	(4,306)	—	(118,955)	(20,462)	(139,417)
Cost of goods sold	—	—	—	(1,240)	(3,856)	—	(135,612)	(140,708)	(4,656)	(145,364)
Employee compensation and benefits	(115,712)	(126,279)	(19,713)	(3,140)	(2,782)	(1,203)	(37,123)	(305,952)	(65,016)	(370,968)
Professional services	(3,388)	(2,623)	(447)	(1,477)	(334)	(55)	(5,032)	(13,356)	(44,058)	(57,414)
Occupancy-related costs	(6,839)	(14,026)	(3,109)	(1,488)	(2,344)	(675)	(5,955)	(34,436)	(15,001)	(49,437)
Depreciation and amortization	(2,443)	(2,209)	(13,156)	(3,481)	(1,919)	(219)	(7,480)	(30,907)	(4,114)	(35,021)
Other selling, general and administrative expenses	(41,684)	(15,189)	(20,003)	(1,096)	(1,519)	(385)	(5,273)	(85,149)	(1,759)	(86,908)

Restructuring charge	—	—	—	—	—	—	90	90	(285)	(195)
Impairment of goodwill and tradenames	—	—	—	—	—	—	(1,500)	(1,500)	—	(1,500)
Interest expense - Securities lending and loan participations sold	(5,160)	—	—	—	—	—	—	(5,160)	(634)	(5,794)
Segment income (loss)	$89,486	$15,246	$13,136	$18,567	$9,410	$6,302	$(16,345)	$135,802	$(60,221)	$75,581

(1)	Corporate and All Other consists of general corporate administrative functions not allocable to reportable segments and operating segments and entities that individually, or in aggregate, do not meet the criteria of a separate reportable segment including bebe, Nogin (deconsolidated in March 2025), Atlantic Coast Recycling (sold in March 2025), and individual investment and lending entities.

								Total
	Capital	Wealth			Marconi		Consumer	Reportable	Corporate &
Year Ended December 31, 2024	Markets	Management	Lingo	magicJack	Wireless	UOL	Products	Segments	All Other(1)	Total
Revenues - Services and fees	$186,750	$197,468	$195,886	$41,247	$37,216	$15,133	$—	$673,700	$109,604	$783,304
Trading (losses) gains, net	(41,710)	3,278	—	—	—	—	—	(38,432)	(18,575)	(57,007)
Fair value adjustment on loans	(63)	—	—	—	—	—	—	(63)	(325,435)	(325,498)
Interest income - loans	1,829	—	—	—	—	—	—	1,829	52,312	54,141
Interest income - securities lending	70,862	—	—	—	—	—	—	70,862	—	70,862
Revenues - Sale of goods	—	—	—	1,598	3,991	—	202,597	208,186	12,433	220,619
Total revenues	217,668	200,746	195,886	42,845	41,207	15,133	202,597	916,082	(169,661)	746,421
Direct cost of services	—	—	(131,725)	(11,571)	(17,821)	(4,233)	—	(165,350)	(48,551)	(213,901)
Cost of goods sold	—	—	(1)	(1,495)	(4,592)	—	(152,625)	(158,713)	(8,921)	(167,634)
Employee compensation and benefits	(118,933)	(156,715)	(22,259)	(3,287)	(3,091)	(1,566)	(39,650)	(345,501)	(86,107)	(431,608)
Professional services	(1,169)	(2,814)	(2,107)	(1,605)	(340)	(50)	(8,544)	(16,629)	(42,595)	(59,224)
Occupancy-related costs	(7,671)	(11,464)	(5,056)	(1,849)	(2,345)	(668)	(6,518)	(35,571)	(21,047)	(56,618)
Depreciation and amortization	(3,049)	(4,177)	(13,481)	(3,525)	(1,934)	(2,517)	(7,991)	(36,674)	(8,259)	(44,933)
Other selling, general and administrative expenses	(39,690)	(19,146)	(20,552)	(1,082)	(1,251)	(371)	(6,812)	(88,904)	(8,123)	(97,027)
Restructuring charge	—	—	(379)	—	—	—	(1,143)	(1,522)	—	(1,522)
Impairment of goodwill and tradenames	—	—	—	—	—	—	(31,681)	(31,681)	(73,692)	(105,373)
Interest expense - Securities lending and loan participations sold	(65,939)	—	—	—	—	—	—	(65,939)	(189)	(66,128)
Segment (loss) income	$(18,783)	$6,430	$326	$18,431	$9,833	$5,728	$(52,367)	$(30,402)	$(467,145)	$(497,547)

(1)	Corporate and All Other consists of general corporate administrative functions not allocable to reportable segments and operating segments and entities that individually, or in aggregate, do not meet the criteria of a separate reportable segment including bebe, Nogin (deconsolidated in March 2025), Atlantic Coast Recycling (sold in March 2025), and individual investment and lending entities.

Reconciliation of Segment Income (Loss) to Net Income (Loss):

	Year Ended December 31,
	2025	2024
Segment income (loss)	$75,581	$(497,547)
Interest income	3,710	3,600
Dividend income	1,818	4,462
Realized and unrealized gains (losses) on investments	62,718	(263,686)
Change in fair value of financial instruments and other	11,349	4,471
Gain on sale and deconsolidation of businesses	86,213	306
Gain on senior note exchange	67,208	—
Income from equity investments	34,996	31
Loss on extinguishment of debt	(21,298)	(18,725)
Interest expense:
Capital Markets segment	(30)	(579)
Lingo segment	(66)	(6,061)
magicJack segment	—	(3)
Consumer Products segment	(1,754)	(4,261)
Corporate and All Other	(90,886)	(122,404)
Interest expense	(92,736)	(133,308)
Income (loss) from continuing operations before income taxes	229,559	(900,396)
Benefit from (provision for) income taxes	9,885	(22,013)
Income (loss) from continuing operations	239,444	(922,409)
Income from discontinued operations, net of income taxes	70,841	147,470
Net income (loss)	310,285	(774,939)
Net income (loss) attributable to noncontrolling interests	2,870	(10,665)
Net income (loss) attributable to BRC Group Holdings, Inc.	307,415	(764,274)
Preferred stock dividends	8,060	8,060
Net income (loss) available to common shareholders	$299,355	$(772,334)

The following table presents revenues by geographical area:

	Year Ended December 31,
	2025	2024
Revenues
Services and fees
North America	$633,836	$783,304

Trading loss (income)
North America	125,530	(57,007)

Fair value adjustments on loans
North America	(448)	(325,498)

Interest income - loans
North America	10,574	54,141

Interest income - securities lending
North America	6,993	70,862

Sale of goods
North America	98,930	118,676
Australia	9,905	12,305
Europe, Middle East, and Africa	52,235	55,517
Asia	22,582	24,736
Latin America	7,462	9,385
Total - Sale of goods	191,114	220,619

Total Revenues
North America	875,415	644,478
Australia	9,905	12,305
Europe, Middle East, and Africa	52,235	55,517
Asia	22,582	24,736
Latin America	7,462	9,385
Total Revenues	$967,599	$746,421

The following table presents long-lived assets, which consist of property and equipment, net, by geographical area:

	December 31,	December 31,
	2025	2024
Long-lived Assets - Property and Equipment, net:
North America	$17,450	$18,327
Europe	88	217
Asia Pacific	62	81
Australia	6	54
Total	$17,606	$18,679

Segment assets are not reported to, or used by, the Company’s CODM to allocate resources to, or assess performance of, the segments and therefore, total segment assets have not been disclosed.

NOTE 30 — COMMITMENTS AND CONTINGENCIES

(a) Legal Matters

The Company is subject to certain legal and other claims that arise in the ordinary course of its business. In particular, the Company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from the Company’s securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. The Company and its subsidiaries are also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding the Company’s business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. In addition to such legal and other claims, reviews, investigations, and proceedings, the Company and its subsidiaries are subject to the risk of unasserted claims, including, among others, as it relates to matters related to Mr. Kahn and our investment in Freedom VCM. If such claims are made, however, the Company believes it has valid defenses from any such claim and any such claim would be without merit. The Company has not accrued for any such contingent liabilities, but such contingent liabilities could be realized which could have a material adverse impact on the Company’s financial condition.

On February 2, 2026, a stockholder derivative complaint was filed by Adrian Rubio in the U.S. Federal District Court, Central District of California on behalf of the Company and against the members of the Company’s Board of Directors and certain of the Company’s executive officers. The complaint alleges that certain of the Company’s officers and the board of directors substantially damaged the Company by filing false and misleading statements that omitted material adverse facts regarding Brian Kahn's involvement in the Prophecy fraud and the regulatory scrutiny that the Company would face because of its entanglements with Kahn and Franchise Group. Claims include breach of fiduciary duties and unjust enrichment. The Company believes that these claims are meritless and intends to defend this action.

On January 2, 2026, a stockholder derivative complaint was filed by Joel Friedman in the U.S. Federal District Court, Central District of California on behalf of the Company and against the members of the Company’s Board of Directors and certain of the Company’s executive officers. The complaint alleges that certain of the Company’s officers and the board of directors substantially damaged the Company by filing false and misleading statements that omitted material adverse facts regarding Brian Kahn's involvement in the Prophecy fraud and the regulatory scrutiny that the Company would face because of its entanglements with Kahn and Franchise Group. Claims include breach of fiduciary duties, waste of corporate assets, and unjust enrichment. The Company believes that these claims are meritless and intends to defend this action.

On July 11, 2025, the Company’s subsidiary, BRS, received a demand letter from certain parties that invested in a special purpose entity (the “SPV”) that in turn invested in the going private transaction (the “Transaction”) in August 2023 of Franchise Group, Inc. An arbitration demand (the “Demand”) was filed by such parties with the American Arbitration Association on October 10, 2025 against BRS and related entities (the “BR Defendants”). The Demand alleges that the BR Defendants (i) failed to disclose certain material facts regarding FRG and the Transaction in violation of certain securities laws, (ii) committed fraud and/or civil conspiracy, and (iii) breached fiduciary duties and aided and abetted the breach of fiduciary duties. Such investors seek rescission of the aggregate investment amount of $37,500 plus interest thereon and related fees and expenses. The Company believes such claims are meritless and intends to defend such action.

On February 14, 2025, a stockholder derivative complaint was filed by Michael Marchner in the Delaware Chancery Court on behalf of the Company and against the members of the Company’s Board of Directors. The complaint alleges that certain of the Company’s officers and the board of directors (i) breached their fiduciary duties related to the Company’s involvement with Mr. Kahn and subsequent legal issues, (ii) engaged in misconduct, and (iii) wasted corporate assets, including the approval of improper compensation. On March 30, 2026, the Court of Chancery dismissed the complaint in full.

On January 22, 2025, a stockholder derivative complaint was filed by James Smith in the Superior Court for Los Angeles County against the Company, certain of the Company’s executive officers and the members of the Company’s Board of Directors. The complaint alleges that certain of the Company’s officers and directors (i) breached their fiduciary duties related to the Company’s involvement with Mr. Kahn and subsequent legal issues, (ii) engaged in a waste of corporate assets, and (iii) received unjust enrichment. The Company believes that these claims are meritless and intends to defend this action.

On July 9, 2024, a putative class action was filed by Brian Gale, Mark Noble, Terry Philippas and Lawrence Bass in the Delaware Chancery Court against Freedom VCM, Mr. Kahn, Andrew Laurence, Matthew Avril, and the Company. This complaint alleges that former shareholders of FRG suffered damages due to alleged breaches of fiduciary duties by officers, directors and other participants in the August 2023 management-led take private transaction of FRG and that the Company aided and abetted those alleged breaches of fiduciary duties. The claim seeks an award of unspecified damages, rescissory damages and/or quasi-appraisal damages, disgorgement of profits, attorneys’ fees and expenses, and interest thereon. The Company believes these claims are meritless and intends to defend this action.

On July 3, 2024, each of the Company and Bryant Riley, Chairman and Co-Chief Executive Officer, received a subpoena from the SEC requesting the production of certain documents and other information primarily related to (i) the Company’s business dealings with Mr. Kahn, (ii) certain transactions in an unrelated public company’s securities, and (iii) the communications and related compliance and other policies and procedures of certain of its regulated subsidiaries. On November 22, 2024, each of the Company and Mr. Riley received an additional SEC subpoena requesting the production of certain additional documents and information relating to Franchise Group, Inc. (including its holding company, Freedom VCM Holdings, LLC) as well as Mr. Riley’s personal loan and his pledge of shares of the Company’s common stock as collateral for such loan. As previously disclosed on April 23, 2024, the Audit Committee of the Company’s Board of Directors, with the assistance of Sullivan & Cromwell LLP, the Company’s legal counsel, conducted an internal review, and separately the Audit Committee retained Winston & Strawn LLP, independent legal counsel, to conduct an independent investigation, to review transactions among Mr. Kahn (and his affiliates) and the Company (and its affiliates). The review and the investigation both confirmed that the Company and its executives, including Mr. Riley, had no involvement with, or knowledge of, any alleged misconduct concerning Mr. Kahn or any of his affiliates. The receipt of subpoenas is not an indication that the SEC or its staff has determined that any violations of law have occurred. Both the Company and Mr. Riley are responding to the subpoenas and are fully cooperating with the SEC.

On May 2, 2024, a putative class action was filed by Ted Donaldson in the Superior Court for the State of California, County of Los Angeles on behalf of all persons who acquired the Company’s senior notes pursuant to the shelf registration statement filed with the SEC on Form S-3 dated January 28, 2021, and the prospectuses filed and published on August 4, 2021 and December 2, 2021 (the “Offerings”). The action asserts claims under §§ 11, 12, and 15 of the Securities Act of 1933 against the Company, some of the Company’s current and former officers and directors, and the financial institutions that served as underwriters and book runners for the Offerings. An amended complaint was filed on September 27, 2024. The amended complaint alleges that the offering documents failed to advise investors that Brian Kahn and/or one or more of his controlled entities was engaged in illicit business activities, that the Company, despite the foregoing, continued to finance transactions for Kahn, eventually enabling him and others to take FRG private, and that the foregoing was reasonably likely to draw regulatory scrutiny and reputational harm to the Company. The Company believes these claims are meritless and intends to defend this action.

On January 24, 2024, a putative securities class action complaint was filed by Mike Coan in U.S. Federal District Court, Central District of California, against the Company, Mr. Riley, Tom Kelleher and Phillip Ahn. The purported class includes persons and entities that purchased shares of the Company’s common stock between May 10, 2023 and November 9, 2023. A second putative class action lawsuit was filed on March 15, 2024 by the KL Kamholz Joint Revocable Trust (“Kamholz”). On August 8, 2024, this matter was consolidated with the Kamholz matter and an amended complaint was then filed on April 21, 2025. The amended complaint alleges that the Company failed to disclose to investors material financial details concerning a going private transaction involving FRG, and that the Company made false or misleading statements concerning the Company’s lending practices, its high concentration of risk in transactions involving Mr. Kahn and his affiliates, the condition and composition of the Company’s loan portfolio, the Company’s due diligence and risk management procedures, and the Company’s level of concern and internal scrutiny concerning Mr. Kahn after it learned he was potentially implicated in a fraud involving an unrelated third party. The amended complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. On December 12, 2025, the District Court granted in part and denied in part the Company’s motion to dismiss the consolidated amended complaint. The matter will now move into discovery and class certification proceedings. The Company cannot estimate the amount of potential liability, if any, that could arise from these matters and believes these claims are meritless and intends to defend these actions.

On September 21, 2023, BRCC, a wholly owned subsidiary of the Company, received a demand alleging that certain payments to BRCC in the aggregate amount of approximately $32,166 made by Sorrento Therapeutics, Inc. (“Sorrento”), a chapter 11 debtor in U.S. Bankruptcy Court, Southern District of Texas (the “Court”), pursuant to that certain Bridge Loan Agreement dated September 30, 2022 between Sorrento and BRCC, are avoidable as preferential transfers (the “Alleged Preferences”). On June 16, 2025, the liquidating trustee (the “Trustee”) on behalf of the Sorrento Liquidating Trust filed a complaint with the Court in an adversary proceeding seeking to avoid and recover the Alleged Preferences. On September 12, 2025, the Court denied BRCC’s motion to dismiss. The Company believes that the liquidating trustee’s claims lack merit and intends to continue to assert its statutory defenses to defeat such claims.

In light of the significant factual issues to be resolved with respect to the asserted claims and other proceedings described above and uncertainties regarding unasserted claims described above, at the present time reasonably possible losses cannot be estimated with respect to the asserted and unasserted claims described in the preceding paragraphs.

(b) Babcock & Wilcox Commitments and Guarantees

On January 18, 2024, the Company entered into a guaranty (the “Axos Guaranty”) in favor of (i) Axos Bank, in its capacity as administrative agent (the “Administrative Agent”) for the secured parties under that certain credit agreement, dated as of January 18, 2024, among B&W, the guarantors party thereto, the lenders party thereto and the Administrative Agent (the “B&W Axos Credit Agreement”), and (ii) the secured parties. Subject to the terms and conditions of the Axos Guaranty, the Company has guaranteed certain obligations of B&W (subject to certain limitations) under the B&W Axos Credit Agreement, including the obligation to repay outstanding loans and letters of credit and to pay earned interest, fees costs and expenses of enforcing the Axos Guaranty, provided however, that the Company’s obligations with respect to the principal amount of credit extensions and unreimbursed letter of credit obligations under the B&W Axos Credit Agreement shall not at any time exceed $150,000 in the aggregate, which is the maximum potential amount of future payments under the guaranty. In consideration for the agreements and commitments under the Axos Guaranty and pursuant to a separate fee and reimbursement agreement, B&W has agreed to pay the Company a fee equal to 2.00% of the aggregate revolving commitments (as defined in the B&W Axos Credit Agreement) under the B&W Axos Credit Agreement, payable quarterly and, at B&W’s election, in cash in full or 50% in cash and 50% in the form of penny warrants. On June 18, 2025, an amendment was made to the Axos Guaranty whereby the Company’s obligations as guarantor were suspended until January 1, 2027. On February 25, 2026, the Axos Guaranty was terminated and is of no further force and effect.

On June 30, 2021, the Company agreed to guaranty (the “Cash Collateral Provider Guaranty”) up to $110,000 of obligations that B&W may owe to providers of cash collateral pledged in connection with a debt financing for B&W. The Cash Collateral Provider Guaranty is enforceable in certain circumstances, including, among others, certain events of default and the acceleration of B&W’s obligations under a reimbursement agreement with respect to such cash collateral. B&W will pay the Company $935 per annum in connection with the Cash Collateral Provider Guaranty. B&W has agreed to reimburse the Company to the extent the Cash Collateral Provider Guaranty is called upon. During the year ended December 31, 2024, B&W paid all of the obligations owed under the Cash Collateral Provider Guaranty and there are no amounts outstanding under this guarantee at December 31, 2024.

On December 22, 2021, the Company entered into a general agreement of indemnity in favor of one of B&W’s sureties. Pursuant to this indemnity agreement, the Company agreed to indemnify the surety in connection with a default by B&W under a €30,000 payment and performance bond issued by the surety in connection with a construction project undertaken by B&W. As of December 31, 2025, the bond had been reduced to €5,000 as a result of the satisfaction of certain contractual performance obligations.

On August 10, 2020, the Company entered into a project specific indemnity rider to a general agreement of indemnity made by B&W in favor of one of its sureties. Pursuant to the indemnity rider, the Company agreed to indemnify the surety in connection with a default by B&W under the underlying indemnity agreement relating to a $29,970 payment and performance bond issued by the surety in connection with a construction project undertaken by B&W. During the year ended December 31, 2024, the indemnity rider was reduced to $2,997, which expired during the third quarter of 2025 and no amounts remained outstanding at December 31, 2025.

(c) Other Commitments

In the normal course of business, the Company enters into commitments to its clients in connection with capital raising transactions, such as firm commitment underwritings, equity lines of credit, or other commitments to provide financing on specified terms and conditions. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at the anticipated price and to balance sheet risk in the event that debt or equity financing commitments cannot be syndicated.

The Company entered into two Written Put agreements in April and September of 2025 under which the Issuers may require the Company to purchase up to: (i) $15,000 of the Issuer’s convertible preferred stock prior to March 24, 2027 and (ii) $1,000,000 of the Issuer’s convertible preferred stock prior to September 11, 2028, subject to limitations. The maximum put notice is (i) $500 per week in the aggregate and (ii) $75,000 per issuance and no more than one put notice a week, respectively. Conversion of the preferred stock is subject to a 19.99% conversion limitation pursuant to the applicable Nasdaq Listing Rules (the “Exchange Cap”).

If exercised, the Company would remit cash and receive preferred shares at a discount to their stated value, with the preferred stock convertible at the Company’s option into common shares of the Issuer based on a formula tied to market prices. The preferred stock also includes a contingent redemption feature if the Issuer’s common stock declines below a specified price threshold.

During the year ended December 31, 2025, the Company purchased (i) $2,300 and (ii) $75,000, respectively, under the obligations, and (i) $12,700 and (ii) $925,000 remained outstanding and had not been exercised by the Issuer, and no amounts were due as of December 31, 2025 (see Note 6 - Fair Value Measurements).

In January 2026, the Company purchased an aggregate of $150,000 of preferred shares pursuant to the April 2025 agreement.

NOTE 31 — SUBSEQUENT EVENTS

Amendment to Oaktree Credit Agreement

On January 14, 2026, the Company and the BRFH Borrower entered into Amendment No. 4 to the Credit Facility which added an additional carve-out with respect to limitation on investments and allows the Company to repurchase unsecured notes on or prior to June 30, 2026 in an aggregate outstanding amount not to exceed $25,000.

Exchange and Repurchase of Senior Notes

On February 6, 2026, the Company completed a Section 3(a)(9) exchange with DBA Trading, LLC (the “Investor”) whereby the Company exchanged 224,226 units of 5.50% Senior Notes due 2026 (RILYK) for 621,604 shares of the Company’s common stock.

On February 27, 2026, the Company completed a Section 3(a)(9) exchange with the Investor whereby the Company exchanged 250,000 units of 6.50% Senior Notes due 2026 (RILYN), 11,952 units of the 5.00% Senior Notes due 2026 (RILYG) and 10,000 units of the 6.00% Senior Notes due 2028 (RILYT) for 903,309 shares of the Company’s common stock.

On March 10, 2026, the Company completed a Section 3(a)(9) exchange with the Investor whereby the Company exchanged 95,354 units of the 5.00% Senior Notes due 2026 (RILYG), 204,159 units of the 6.50% Senior Notes due 2026 (RILYN), 217,000 units of the 5.25% Senior Notes due 2028 (RILYZ) and 215,000 units of the 6.00% Senior Notes due 2028 (RILYT) for 2,240,000 shares of the Company’s common stock (the “March 10 3(a)(9) Transaction”). As a result of the March 10 3(a)(9) Transaction, the Investor exceeded five percent ownership of the Company’s Common Stock. Subsequent to the March 10 3(a)(9) Transaction, on March 13, 2026 and March 26, 2026, the Company completed a Section 3(a)(9) exchange with the Investor whereby the Company exchanged 115,860 units and 100,000 units, respectively, of the 5.50% Senior Notes due 2026 (RILYK) for 436,387 shares and 352,566 shares, respectively, of the Company’s common stock.

On March 10, 2026, the Company completed a repurchase of 171,703 units of the 5.00% Senior Notes due 2026 (RILYG) for $4,035.

In connection with the above transactions, the units of senior notes received in connection with the Section 3(a)(9) exchanges and the repurchase were retired and cancelled in the case of the RILYN, RILYG, RILYN and RILYT series and were redeemed on March 30, 2026 in the case of the RILYK series.

NOTE 32 — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BRC Group Holdings, Inc.

(Parent Company Only)

Condensed Balance Sheets

(Dollars in thousands)

	December 31,	December 31,
	2025	2024
Assets
Assets:
Cash and cash equivalents	$2,278	$1,033
Investment in consolidated subsidiaries	1,155,470	1,095,523
Other assets	31,318	19,903
Total assets	$1,189,066	$1,116,459

Liabilities And Stockholders’ Deficit
Liabilities:
Accounts payable, accrued expenses and other liabilities	$57,190	$71,539
Dividends payable	611	2,534
Senior notes payable, net	1,301,798	1,530,561
Total liabilities	1,359,599	1,604,634
Total stockholders’ deficit	(170,533)	(488,175)
Total liabilities and stockholders’ deficit	$1,189,066	$1,116,459

See Notes to Condensed Financial Statements

BRC Group Holdings, Inc.

(Parent Company Only)

Condensed Statements of Operations

(Dollars in thousands)

	Year Ended December 31,
	2025	2024
Revenues	$3,332	$3,642
Operating expenses:
Selling, general and administrative expenses	50,752	48,896
Total operating expenses	50,752	48,896
Operating loss	(47,420)	(45,254)
Other income (expense):
Interest and dividend income	36	7
Interest expense	(69,233)	(92,657)
(Loss) gain on sale of discontinued operations	(205)	2,277
Gain on extinguishment of debt	67,554	120
Loss before income taxes	(49,268)	(135,507)
Benefit from (provision for) income taxes	15,759	(54,636)
Loss before income in equity investees	(33,509)	(190,143)
Equity in income (loss) of subsidiaries	341,924	(574,131)
Net income (loss)	308,415	(764,274)
Other comprehensive income (loss)	297	(6,798)
Comprehensive income (loss)	$308,712	$(771,072)

See Notes to Condensed Financial Statements

BRC Group Holdings, Inc.

(Parent Company Only)

Condensed Statements of Cash Flows

(Dollars in thousands)

	Year Ended December 31,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$308,415	$(764,274)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in net (income) loss of subsidiaries	(341,924)	574,131
Share-based compensation	3,479	7,746
Non-cash interest and other	2,922	4,162
Depreciation and amortization	335	382
Gain on extinguishment of debt	(346)	(120)
Gain on senior note exchange	(67,208)	—
Change in operating assets and liabilities:
Investments in consolidated subsidiaries and other assets	144,227	102,225
Accounts payable, accrued expenses and other liabilities	(11,591)	(3,486)
Other liabilities	(4,687)	(2,533)
Net cash provided by (used in) operating activities	33,622	(81,767)
Cash flows from investing activities:
Contributions to subsidiaries	(4,000)	(7,500)
Distributions from subsidiaries	133,900	274,000
Net cash provided by investing activities	129,900	266,500
Cash flows from financing activities:
Redemption of senior notes	(145,302)	(140,491)
Repurchases and payments on senior notes	(9,783)	—
Payment of debt issuance and offering costs	(7,192)	—
ESPP and payment of employment taxes on vesting of restricted stock	—	(3,218)
Common dividends paid	—	(33,731)
Preferred dividends paid	—	(8,060)
Proceeds from exercise of warrants	—	653
Net cash used in financing activities	(162,277)	(184,847)
Increase (decrease) in cash, cash equivalents and restricted cash	1,245	(114)
Cash, cash equivalents and restricted cash, beginning of year	1,033	1,147
Cash, cash equivalents and restricted cash, end of year	$2,278	$1,033

See Notes to Condensed Financial Statements

NOTES TO CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY)

NOTE 1 — BASIS OF PRESENTATION

The accompanying condensed financial statements for BRC Group Holdings, Inc. (the “Parent Company”) summarize the results of operations and cash flows of the Parent Company for the years ended December 31, 2025 and 2024, and the financial position as of December 31, 2025 and 2024.

The condensed financial statements of the Parent Company have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of the Parent Company (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the Company. The ability of the Parent Company’s operating subsidiaries to pay dividends may be restricted due to the terms of the Nomura Credit Agreement.

In these statements, the Parent Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date the Parent Company began consolidating them. The Parent Company’s share of net income of its unconsolidated subsidiaries is included in consolidated income using the equity method. The Parent Company financial statements should be read in conjunction with the consolidated financial statements of BRC Group Holdings, Inc. and subsidiaries for the corresponding years.

NOTE 2 — TRANSACTIONS WITH SUBSIDIARIES

During the years ended December 31, 2025 and 2024, distributions from subsidiaries to the Parent Company were $133,900 and $274,000, respectively, and contributions from the Parent Company to its subsidiaries were $4,000 and $7,500, respectively. The Parent Company maintains most of its cash and cash equivalents at its wholly owned subsidiaries to maximize returns on investments. Distributions from subsidiaries to the Parent Company are primarily to fund periodic investments that are made at the Parent Company or to fund debt service and interest costs on the senior notes, common stock and preferred stock dividends, and repurchases of common stock or other Parent Company securities. Contributions from the Parent Company to its subsidiaries are primarily made to fund acquisitions and investments that are made at the subsidiary level.

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements.

BRC GROUP HOLDINGS, INC.

Condensed Consolidated Balance Sheets

(Dollars in thousands, except share and par value)

	September 30, 2026	December 31, 2025
	(Unaudited)
ASSETS
Assets:
Cash and cash equivalents(1)	$144,072	$226,601
Restricted cash	1,651	2,676
Due from clearing brokers	19,402	51,000
Securities and other investments owned ($307,830 and $382,461 at fair value)(1)	369,818	446,843
Securities borrowed	235,009	114,937
Accounts receivable, net of allowance for credit losses of $5,560 and $6,108	59,062	55,473
Loans receivable, at fair value ($1,086 and $2,835 from related parties)	10,798	26,303
Equity investments	68,059	90,433
Prepaid expenses and other assets(1)	117,961	128,650
Operating lease right-of-use assets	36,252	32,109
Property and equipment, net	18,268	17,606
Goodwill	392,687	392,687
Other intangible assets, net	94,599	118,290
Deferred income taxes	793	763
Assets of discontinued operations (Note 5)	2,221	2,221
Total assets	$1,570,652	$1,706,592
LIABILITIES AND DEFICIT
Liabilities:
Accounts payable	$34,929	$41,463
Accrued expenses and other liabilities ($190 and $6,400 at fair value)(1)	125,198	154,780
Deferred revenue	45,030	49,907
Deferred income taxes	4,409	4,109
Securities sold not yet purchased, at fair value	7,897	9,809
Securities loaned	217,125	97,321
Operating lease liabilities	43,773	40,902
Revolving credit facilities	32,285	6,638
Term loans, net	115,421	119,297
Senior notes payable, net	988,328	1,301,798
Liabilities of discontinued operations (Note 5)	830	830
Total liabilities	1,615,225	1,826,854

Commitments and contingencies (Note 27)

BRC Group Holdings, Inc. stockholders’ deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; 4,563 shares issued and outstanding and liquidation preference of $128,187 and $122,142	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 40,199,755 and 30,597,066 issued and outstanding	4	3
Additional paid-in capital	680,912	598,022
Accumulated deficit	(770,467)	(763,286)
Accumulated other comprehensive loss	(8,167)	(6,272)
Total BRC Group Holdings, Inc. stockholders’ deficit	(97,718)	(171,533)
Noncontrolling interests(1)	53,145	51,271
Total deficit	(44,573)	(120,262)
Total liabilities and deficit	$1,570,652	$1,706,592

(1) At September 30, 2026 and December 31, 2025, the balance sheet includes cash of $1,046 and $446, securities and other investments owned, at fair value of $671 and $682, prepaid and other expenses of $3,064 and $3,737, accrued expenses and other liabilities of $28 and $28, and noncontrolling interest of $4,119 and $4,192, respectively, of consolidated variable interest entities (see Note 3 - Variable Interest Entities).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BRC GROUP HOLDINGS, INC.

Condensed Consolidated Statements of Operations

(Unaudited)

(Dollars in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenues:
Services and fees ($206 and $1,319 for the three months and $13,105 and $9,168 for the nine months ended September 30, 2026 and 2025 from related parties, respectively)	$112,451	$170,668	$438,168	$475,279
Trading (losses) gains, net	(124,401)	53,012	33,534	64,521
Fair value adjustments on loans ($50 and $(49) for the three months and $106 and $(3,185) for the nine months ended September 30, 2026 and 2025 from related parties, respectively)	1,215	1,299	12,005	(5,997)
Interest income - loans ($— and $647 for the three months and $— and $1,818 for the nine months ended September 30, 2026 and 2025 from related parties, respectively)	1,509	2,094	5,394	9,143
Interest income - securities lending	2,004	2,523	4,887	5,487
Sale of goods	40,250	48,275	130,217	140,803
Total revenues	33,028	277,871	624,205	689,236
Operating expenses:
Direct cost of services	27,120	31,291	88,186	107,207
Cost of goods sold	28,893	35,001	92,619	106,847
Selling, general and administrative expenses	114,409	143,892	382,134	453,649
Restructuring charge (Note 19)	20	184	1,934	505
Impairment of tradename	1,200	—	5,200	1,500
Interest expense - Securities lending and loan participations sold	1,100	2,094	2,723	4,781
Total operating expenses	172,742	212,462	572,796	674,489
Operating (loss) income	(139,714)	65,409	51,409	14,747
Other income (expense):
Interest income	241	1,491	938	3,469
Dividend income	198	564	1,000	821
Realized and unrealized (losses) gains on investments	(97,485)	32,756	19,707	28,472
Change in fair value of financial instruments and other	(245)	(3,314)	(3,126)	9,492
Gain on sale and deconsolidation of businesses	—	—	—	86,213
Gain on senior note exchange	—	12,222	—	67,208
(Loss) income from equity investments	(14,492)	9,193	(18,625)	34,244
(Loss) gain on extinguishment of debt	—	(950)	1,607	(21,643)
Interest expense	(17,842)	(18,769)	(55,652)	(72,685)
(Loss) income from continuing operations before income taxes	(269,339)	98,602	(2,742)	150,338
Benefit from (provision for) income taxes	24,048	(1,183)	1,207	(1,194)
(Loss) income from continuing operations	(245,291)	97,419	(1,535)	149,144
(Loss) income from discontinued operations, net of income taxes	(2,401)	(1,866)	(2,401)	70,841
Net (loss) income	(247,692)	95,553	(3,936)	219,985
Net (loss) income attributable to noncontrolling interests	(6,689)	4,470	3,245	(594)
Net (loss) income attributable to BRC Group Holdings, Inc.	(241,003)	91,083	(7,181)	220,579
Preferred stock dividends	2,015	2,015	6,045	6,045
Net (loss) income available to common shareholders	$(243,018)	$89,068	$(13,226)	$214,534

Basic net income (loss) per common share:
Continuing operations	$(5.98)	$2.97	$(0.29)	$4.70
Discontinued operations	(0.06)	(0.06)	(0.07)	2.32
Basic (loss) income per common share	$(6.04)	$2.91	$(0.36)	$7.02
Diluted net income (loss) per common share:
Continuing operations	$(5.98)	$2.97	$(0.33)	$4.70
Discontinued operations	(0.06)	(0.06)	(0.07)	2.32
Diluted (loss) income per common share	$(6.04)	$2.91	$(0.40)	$7.02

Weighted average basic common shares outstanding	40,232,819	30,597,066	36,683,700	30,541,169
Weighted average diluted common shares outstanding	40,232,819	30,597,066	36,837,593	30,541,169

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BRC GROUP HOLDINGS, INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net (loss) income	$(247,692)	$95,553	$(3,936)	$219,985
Other comprehensive income (loss):
Change in cumulative translation adjustment	301	(756)	(1,895)	(85)
Other comprehensive income (loss), net of tax	301	(756)	(1,895)	(85)
Total comprehensive (loss) income	(247,391)	94,797	(5,831)	219,900
Comprehensive (loss) income attributable to noncontrolling interests	(6,689)	4,470	3,245	(594)
Comprehensive (loss) income attributable to BRC Group Holdings, Inc.	$(240,702)	$90,327	$(9,076)	$220,494

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BRC GROUP HOLDINGS, INC.

Condensed Consolidated Statements of Equity (Deficit)

(Unaudited)

(Dollars in thousands, except share and per share data)

For the Three Months Ended September 30, 2026 and 2025

	Preferred Stock		Common Stock				Accumulated
					Additional		Other		Total
					Paid-in	Accumulated	Comprehensive	Noncontrolling	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Interests	(Deficit)
Balance, July 1, 2026	4,563	$—	40,199,755	$4	$680,097	$(529,464)	$(8,468)	$59,066	$201,235
Share-based payments	—	—	—	—	815	—	—	—	815
Share-based payments in equity of subsidiary	—	—	—	—	—	—	—	768	768
Net loss	—	—	—	—	—	(241,003)	—	(6,689)	(247,692)
Other comprehensive income	—	—	—	—	—	—	301	—	301
Balance, September 30, 2026	4,563	$—	40,199,755	$4	$680,912	$(770,467)	$(8,167)	$53,145	$(44,573)

Balance, July 1, 2025	4,563	$—	30,597,066	$3	$595,432	$(941,243)	$(5,898)	$42,403	$(309,303)
Warrants issued	—	—	—	—	248	—	—	—	248
Share-based payments	—	—	—	—	640	—	—	—	640
Share-based payments in equity of subsidiary	—	—	—	—	—	—	—	851	851
Dividend forfeitures on unvested equity awards	—	—	—	—	—	31	—	—	31
Net income	—	—	—	—	—	91,083	—	4,470	95,553
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(355)	(355)
Other comprehensive loss	—	—	—	—	—	—	(756)	—	(756)
Balance, September 30, 2025	4,563	$—	30,597,066	$3	$596,320	$(850,129)	$(6,654)	$47,369	$(213,091)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

For the Nine Months Ended September 30, 2026 and 2025

	Preferred Stock		Common Stock				Accumulated
					Additional		Other		Total
					Paid-in	Accumulated	Comprehensive	Noncontrolling	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Interests	(Deficit)
Balance, January 1, 2026	4,563	$—	30,597,066	$3	$598,022	$(763,286)	$(6,272)	$51,271	$(120,262)
Common stock issued, in connection with redemption of Senior Notes	—	—	8,358,495	1	67,784	—	—	—	67,785
Common stock issued, in connection with the exercise of warrants	—	—	915,251	—	9,400	—	—	—	9,400
RSU equity awards reclassified from liability	—	—	—	—	2,589	—	—	—	2,589
Vesting of restricted stock, net of shares withheld for employer taxes	—	—	328,943	—	(929)	—	—	—	(929)
Share-based payments	—	—	—	—	4,046	—	—	—	4,046
Share-based payments in equity of subsidiary	—	—	—	—	—	—	—	1,889	1,889
Vesting of shares in equity of subsidiary	—	—	—	—	—	—	—	(1,902)	(1,902)
Net (loss) income	—	—	—	—	—	(7,181)	—	3,245	(3,936)
Distributions to noncontrolling interests and other	—	—	—	—	—	—	—	(1,358)	(1,358)
Other comprehensive loss	—	—	—	—	—	—	(1,895)	—	(1,895)
Balance, September 30, 2026	4,563	$—	40,199,755	$4	$680,912	$(770,467)	$(8,167)	$53,145	$(44,573)

Balance, January 1, 2025	4,563	$—	30,499,931	$3	$589,387	$(1,070,996)	$(6,569)	$32,159	$(456,016)
Common stock issued, in connection with employment agreement	—	—	100,000	—	295	—	—	—	295
RSU equity awards reclassified to liability	—	—	—	—	(2,138)	—	—	—	(2,138)
Common stock forfeited	—	—	(2,865)	—	—	—	—	—	—
Warrants issued	—	—	—	—	1,848	—	—	—	1,848
Share-based payments	—	—	—	—	6,976	—	—	—	6,976
Share-based payments in equity of subsidiary	—	—	—	—	23	—	—	2,421	2,444
Vesting of shares in equity of subsidiary	—	—	—	—	(71)	—	—	—	(71)
Dividend forfeitures on unvested equity awards	—	—	—	—	—	288	—	—	288
Net income (loss)	—	—	—	—	—	220,579	—	(594)	219,985
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(3,604)	(3,604)
Common stock issuance in equity of subsidiary	—	—	—	—	—	—	—	1,575	1,575
Disposition from sale and deconsolidation of businesses	—	—	—	—	—	—	—	2,918	2,918
Initial consolidation of VIE	—	—	—	—	—	—	—	12,494	12,494
Other comprehensive loss	—	—	—	—	—	—	(85)	—	(85)
Balance, September 30, 2025	4,563	$—	30,597,066	$3	$596,320	$(850,129)	$(6,654)	$47,369	$(213,091)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BRC GROUP HOLDINGS, INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Dollars in thousands)

	Nine Months Ended September 30,
	2026	2025
Cash flows from operating activities(1):
Net (loss) income	$(3,936)	$219,985
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	22,505	27,232
Provision for losses on accounts receivable	1,223	2,589
Share-based compensation	7,250	11,018
Fair value and remeasurement adjustments ($(106) and $3,186 from related parties)	(7,628)	(8,621)
Non-cash interest and other (includes $— and $(268) from related parties)	5,288	9,203
Depreciation of rental merchandise	9,174	9,898
Net foreign currency losses (gains)	18	(470)
Loss (income) from equity investments	4,073	(34,244)
Dividends from equity investments	273	189
Impairment of equity investment	14,552	—
Deferred income taxes	270	9,164
Impairment of tradename	5,200	1,500
Loss (gain) on disposal of discontinued operations	2,401	(66,795)
Loss (gain) on sale or disposal of fixed assets and other	154	(1,298)
Gain on sale and deconsolidation of businesses	—	(86,213)
(Gain) loss on extinguishment of debt	(1,607)	21,643
Gain on senior note exchange	—	(67,208)
Change in operating assets and liabilities:
Amounts due to/from clearing brokers	31,598	(117,578)
Securities and other investments owned	75,295	(33,989)
Securities borrowed	(120,072)	(63,755)
Accounts receivable	(4,810)	238
Prepaid expenses and other assets ($— and $3,331 from related parties)	(1,538)	9,528
Accounts payable, accrued expenses and other liabilities	(28,810)	1,409
Amounts due to/from related parties and partners	—	(910)
Securities sold not yet purchased	(1,912)	16,700
Deferred revenue	(4,877)	(6,126)
Securities loaned	119,804	60,979
Net cash provided by (used in) operating activities	123,888	(85,932)
Cash flows from investing activities(1):
Purchases of loans receivable ($— and $75,853 from related parties)	(50,852)	(114,255)
Repayments of loans receivable ($1,855 and $90,556 by related parties)	80,676	137,744
Proceeds from sale of loans receivable ($— and $6,611 from related parties)	—	10,415
Proceeds from loan participations sold	—	4,475
Proceeds from sale of business, net of cash sold and other	—	94,938
Purchases of property, equipment, and intangible assets	(3,877)	(10,283)
Proceeds from sale of property, equipment, intangible assets, and other	—	7,587
Distributions from equity investments	3,477	37,536
Purchases of equity and other investments	—	(6,621)
Consolidation of VIE	—	359
Proceeds from sale of discontinued operations, net of $— and $3,344 cash sold	—	114,032
Net cash provided by investing activities	29,424	275,927
Cash flows from financing activities(1):
Proceeds from revolving lines of credit	147,224	86,065
Repayment of revolving lines of credit	(121,577)	(92,227)
Proceeds from note payable	—	850
Repayment of notes payable and other	(893)	(13,437)
Repayment of term loans	(8,500)	(314,253)
Proceeds from term loans	—	235,550
Redemption of senior notes, net	(232,731)	(145,302)
Repurchases and payments on senior notes	(13,122)	—
Payment of debt issuance and offering costs	(1,195)	(13,207)
Payment of contingent consideration	—	(1,424)
Payment of employment taxes on vesting of restricted stock	(2,831)	—
Distributions to noncontrolling interests	(1,358)	(3,604)
Net cash used in financing activities	(234,983)	(260,989)
Decrease in cash, cash equivalents and restricted cash(1)	(81,671)	(70,994)
Effect of foreign currency on cash, cash equivalents and restricted cash(1)	(1,883)	(183)
Net decrease in cash, cash equivalents and restricted cash(1)	(83,554)	(71,177)
Cash, cash equivalents and restricted cash from continuing operations, beginning of period	229,277	248,651
Cash, cash equivalents and restricted cash from discontinued operations, beginning of period	—	8,025
Cash, cash equivalents and restricted cash, beginning of period	229,277	256,676
Cash, cash equivalents and restricted cash from continuing operations, end of period	145,723	185,499
Cash, cash equivalents and restricted cash from discontinued operations, end of period	—	—
Cash, cash equivalents and restricted cash, end of period	$145,723	$185,499

Reconciliation of cash, cash equivalents and restricted cash to amounts reported in the condensed consolidated balance sheets:
Cash and cash equivalents	$144,072	$184,225
Restricted cash	1,651	1,274
Total cash, cash equivalents and restricted cash	$145,723	$185,499

Supplemental disclosure of cash flow information:
Interest paid	$56,289	$75,961
Taxes paid	1,485	2,888

Supplemental disclosure of non-cash investing and financing activities:
Transfer of loans to held for sale from loans receivable at fair value	$—	$8,876
Issuance of common stock in equity of subsidiary	—	1,575
Issuance of warrants for term loan	—	7,860
Recombination of derivative liability for term loan springing maturity with its debt host	844	—
Recognition of derivative liability for term loan mandatory prepayment	190	—
Recognition of derivative liability for term loan exit fee	—	11,244
Exchange of term loan exit fee for payment-in-kind amendment fee	3,125	—
Disposition of noncontrolling interests through sale and deconsolidation of businesses	—	2,918
Capital from noncontrolling interest upon initial consolidation of VIE	—	12,494
Reclassification of restricted stock units from liability to equity	2,589	—
Reclassification of restricted stock units from equity to liability	—	2,138
Issuance of common stock in connection with redemption of senior notes	67,785	—
Issuance of warrants for senior notes	—	1,848
Settlement of warrant liability upon cashless exercise	9,400	—
Exchange of preferred stock investment for loan receivable	1,198	—

(1) Amounts presented contain results from both continuing and discontinued operations. Refer to Note 5 - Discontinued Operations and Assets Held for Sale for additional information regarding cash flow associated with the results of discontinued operations.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BRC GROUP HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS OPERATIONS

BRC Group Holdings, Inc. and its subsidiaries (collectively, the “Company”) provide investment banking, brokerage, wealth management, asset management, direct lending, and business advisory services to a broad client base spanning public and private companies, financial sponsors, investors, financial institutions, legal and professional services firms, and individuals. The Company’s telecom businesses provide consumer and business services including traditional, mobile and cloud phone, internet and data, security, and email, and its retail companies provide mobile computing accessories and home furnishings.

The Company operates in seven reportable operating segments: (i) Capital Markets, through which the Company provides an array of investment banking, equity research, institutional sales and trading, securities lending, proprietary trading, and investing services to publicly traded and privately held companies, institutional investors, and financial sponsors, and direct lending services to middle market companies; (ii) Wealth Management, through which the Company provides wealth management and tax services to corporate and high-net-worth clients; (iii) Lingo Management, LLC and its carrier subsidiaries operating under the Lingo and Bullseye brands (together, “Lingo”), a global cloud/unified communications (“UC”) and managed service provider to Enterprise and Small to Medium Businesses in the United States; (iv) magicJack VoIP Services, LLC and related subsidiaries (together, “magicJack”), a non-interconnected Voice-over-IP (“VoIP”) cloud-based communications service provider that offers related devices and subscription services within the United States and Canada; (v) Marconi Wireless Holdings, LLC (“Marconi Wireless”), a mobile virtual network operator that provides mobile phone voice, text, and data services and devices using the Credo Mobile brand; (vi) United Online, Inc. (“UOL”), an Internet access provider that offers dial-up and digital subscriber line (“DSL”) services under the NetZero and Juno brands across the United States; and (vii) Consumer Products, which generates revenue through sales of laptop and computer accessories.

Liquidity and Capital Resources

For the nine months ended September 30, 2026, the Company incurred a net loss of $3,936, which includes net income of $3,245 attributable to noncontrolling interests, resulting in a net loss attributable to BRC Group Holdings, Inc. of $7,181. The Company generated cash flows from operations during the nine months ended September 30, 2026 of $123,888. During the nine months ended September 30, 2026, the Company fully redeemed the $95,991 of outstanding 5.50% Senior Notes due 2026 on March 30, 2026 and the $142,137 of 6.50% Senior Notes due 2026 on September 30, 2026, respectively.

As discussed in more detail in Note 16 - Senior Notes Payable, during the nine months ended September 30, 2026, the Company completed a series of exchanges in accordance with Section 3(a)(9) of the Securities Act of 1933 (“Section 3(a)(9) Exchanges”) with DBA Trading, LLC (the “Investor”) whereby the Company exchanged an aggregate principal amount of $69,054 of senior notes which included (i) $11,002 of the 5.50% Senior Notes which were due March 31, 2026, (ii) $36,133 of the 6.50% Senior Notes which were due September 30, 2026, (iii) $8,945 of the 5.00% Senior Notes due December 31, 2026, (iv) $6,383 of the 6.00% Senior Notes due January 31, 2028, and (v) $6,591 of the 5.25% Senior Notes due August 31, 2028 for an aggregate of 8,358,495 shares of the Company’s common stock. The Investor owns more than five percent of the Company’s common stock. Such senior notes were then cancelled or redeemed following each such Section 3(a)(9) Exchange.

During the next 12 months, the Company has approximately $163,966 of senior note maturities, $9,000 of term loan principal payments, and approximately $11,626 of operating lease obligations that is expected to be funded from operating cash flows and cash on hand. For additional information, see Note 15 - Term Loans and Revolving Credit Facilities and Note 16 - Senior Notes Payable.

On September 28, 2026, the Company entered into a definitive agreement to acquire Sangoma Technologies Corporation (see Note 4 - Pending Acquisition of Sangoma Technologies Corporation). The cash consideration for the acquisition of approximately $169,602 is expected to be primarily funded through an amended and restated $212,255 senior secured term loan facility that will be collateralized by the Company’s various communications businesses and partially funded with cash on hand. The acquisition is expected to close no later than early 2027.

On November 3, 2026, the Company sold its interest in Great American Holdings, LLC (“GA Holdings”) for $62,250, including $10,570 in cash, and entered into Amendment No. 7 to the Oaktree Credit Facility (as defined below) (“Amendment No. 7”), which provided for the prepayment of $51,680 of the Oaktree Term Loan (as defined below), provided additional term loans of $26,500, and eliminated the prepayment premium on the remaining balance. See Note 11 - Equity Method Investments and Note 15 - Term Loans and Revolving Credit Facilities.

The Company believes that its current cash and cash equivalents of $144,072 as of September 30, 2026, securities and other investments owned of $369,818, cash generated from operations and funds available under our credit facilities will be sufficient to meet our expected working capital, capital expenditure requirements, debt service obligations due during the next 12 months following the issuance date of the accompanying unaudited condensed consolidated financial statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation and Basis of Presentation

The unaudited condensed consolidated financial statements include the accounts of BRC Group Holdings, Inc. and its wholly owned and majority-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany accounts and transactions have been eliminated upon consolidation.

The Company consolidates all entities that it controls through a majority voting interest. In addition, the Company performs an analysis to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity (“VIE”) including ongoing reassessments of whether it is the primary beneficiary of a VIE. See Note 2(e) - Variable Interest Entities.

The unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to interim financial reporting guidelines and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The condensed consolidated balance sheet at December 31, 2025 was derived from our audited annual consolidated financial statements. Certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company’s management, all adjustments, consisting of only normal and recurring adjustments, necessary for a fair statement of the financial position and the results of operations for the periods presented have been included. The disclosures presented in our notes to the unaudited condensed consolidated financial statements are presented on a continuing operations basis. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2025. The unaudited results of operations for the interim periods presented are not necessarily indicative of the operating results to be expected for the full fiscal year or any future periods.

The Company has provided a discussion of significant accounting policies, estimates, and judgments in the Company’s audited annual consolidated financial statements. There have been no changes to the Company’s significant accounting policies since December 31, 2025 which are expected to have a material impact on the Company’s financial position, results of operations, or cash flows.

(b) Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited condensed consolidated financial statements and reported amounts of revenue and expense during the reporting period. Estimates are used when accounting for certain items such as valuation of securities, allowance for credit losses, the fair value of loans receivables, intangible assets and goodwill, share-based arrangements, embedded derivatives, warrant and warrant liabilities, accounting for income tax valuation allowances, and sales returns and allowances. Estimates are based on historical experience, where applicable, and assumptions that management believes are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may significantly differ.

(c) Concentration of Risk

Revenues in the Capital Markets, Wealth Management, Lingo, magicJack, Marconi Wireless, and UOL segments are primarily generated in the United States. Revenues in the Consumer Products segment are primarily generated in the United States, Canada, and Europe.

A significant portion of Lingo’s revenues consists of reselling legacy Plain Old Telephone Services (“POTS”) copper lines from four major nationwide Incumbent Local Exchange Carriers (“ILECs”) to its customers. As ILECs have been decommissioning POTS lines and halting new POTS, there is a concentration of risk related to Lingo’s ability to retain existing POTS customers which adversely affects Lingo’s financial condition, results of operations, and cash flows. To mitigate this, Lingo has made concerted efforts to transition POTS customers to alternative solutions offered by Lingo.

The Company maintains cash in various federally insured banking institutions. The account balances at each institution periodically exceed the Federal Deposit Insurance Corporation’s (“FDIC”) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. The Company has not experienced any losses in such accounts and mitigates this risk by utilizing financial institutions of high credit quality.

At September 30, 2026, the Company had concentrations in loans receivable at fair value that includes two loans to XBP Americas, LLC totaling $7,021, or 65.0% of total loans receivable. Additionally, the Company had a concentration in securities and other investments owned at September 30, 2026 that includes an investment in one publicly traded company in the amount of $160,288 or 43.3% of total securities and other investments owned (see Note 7 - Securities And Other Investments Owned And Securities Sold Not Yet Purchased).

(d) Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

As of September 30, 2026 and December 31, 2025, restricted cash primarily consisted of cash held in escrow and cash collateral for leases and loans, which included amounts subject to Deposit Account Control Agreements with lenders in which the Company assigned the rights to the collateral accounts to the lenders.

(e) Variable Interest Entities

The Company holds interests in various entities that meet the characteristics of a VIE. Interests in these entities are generally in the form of equity interests, loans receivable, or fee arrangements.

The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and reconsiders that conclusion at each reporting date. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly by the Company or indirectly through related parties.

The party with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (a) which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; (b) which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE; (c) the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders; (d) the terms between the VIE and its variable interest holders and other parties involved with the VIE; and (e) related-party relationships with other parties that may also have a variable interest in the VIE. See Note 3 - Variable Interest Entities and 17 - Noncontrolling Interests for a variable interest entity consolidated during the period.

(f) Fair Value Measurements

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) for identical instruments that are highly liquid, observable, and actively traded in over-the-counter markets. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations whose inputs are observable and can be corroborated by market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company’s securities and other investments owned and securities sold and not yet purchased are comprised of common and preferred stocks and warrants, corporate bonds, and investments in partnerships. Investments in common stocks that are based on quoted prices in active markets are included in Level 1 of the fair value hierarchy. The Company also holds loans receivable valued at fair value, nonpublic common and preferred stocks and warrants for which there is little or no public market and fair value is determined by management on a consistent basis. For investments where little or no public market exists, management’s determination of fair value is based on the best available information which may incorporate management’s own assumptions and involves a significant degree of judgment, taking into consideration various factors including earnings history, financial condition, recent sales prices of the issuer’s securities and liquidity risks. These investments are included in Level 3 of the fair value hierarchy. Investments in partnership interests include investments in private equity partnerships that primarily invest in equity securities, bonds, and direct lending funds. The Company also invests in priority investment funds, and the underlying securities held by these funds are primarily corporate and asset-backed fixed income securities and restrictions exist on the redemption of amounts invested by the Company. The Company’s partnership and investment fund interests are valued based on the Company’s proportionate share of the net assets of the partnerships and funds; the value for these investments is derived from the most recent statements received from the general partner or fund administrator. These partnership and investment fund interests are valued at net asset value (“NAV”) and are excluded from the fair value hierarchy in the table in Note 6 - Fair Value Measurements.

The investments in nonpublic entities that do not report NAV are measured at cost, adjusted for observable price changes and impairments, with changes recognized in “Realized and unrealized (losses) gains on investments” in the accompanying unaudited condensed consolidated statements of operations. These investments are evaluated on a nonrecurring basis based on the observable price changes in orderly transactions for the identical or similar investment of the same issuer. Further adjustments are not made until another observable transaction occurs. Therefore, the determination of fair values of these investments in nonpublic entities that do not report NAV does not involve significant estimates and assumptions or subjective and complex judgments. Investments in nonpublic entities that do not report NAV are subject to a qualitative assessment for indicators of impairment. If indicators of impairment are present, the Company is required to estimate the investment’s fair value and immediately recognize an impairment charge in an amount equal to the investment’s carrying value in excess of its estimated fair value.

The Company measures certain assets at fair value on a nonrecurring basis. These assets include equity method investments for which the measurement alternative has been elected, adjusted to fair value based on observable price changes or impairment, assets acquired and liabilities assumed in an acquisition or in a nonmonetary exchange, and property, plant and equipment and intangible assets that are written down to fair value when they are held for sale or determined to be impaired.

The Company has elected to measure certain loans and equity investments at fair value to provide management with a more relevant representation for evaluating risk, performance reporting, market conditions, and economic events in earnings on a more timely basis and to provide reporting of the current value of those assets in the accompanying unaudited condensed consolidated balance sheets.

(g) Securities and Other Investments Owned and Securities Sold Not Yet Purchased

Securities and other investments owned consist of equity securities including common and preferred stocks, warrants, and options, corporate bonds, and other fixed income securities including government and agency bonds, loans receivable valued at fair value, and investments in partnerships that are accounted for at fair value (see Note 2(f) - Fair Value Measurements). Equity securities also include investments in public and private companies that are accounted for under the fair value option where the Company would otherwise use the equity method of accounting. Investments become subject to the equity method of accounting when the Company possesses the ability to exercise significant influence, but not control, over the operating and financial policies of the investee. Refer to Note 2(k) - Equity Method Investments for more information regarding equity method investments. Dividend income received from equity investments accounted for under the fair value option are recorded to other income in the accompanying unaudited condensed consolidated statements of operations.

Securities sold, but not yet purchased are securities the Company has sold that it does not own (i.e., securities sold short) and, therefore, the Company is obligated to purchase such securities at a future date. The Company has recorded this obligation on its unaudited condensed consolidated balance sheets at the fair value of the securities borrowed. There is an element of off-balance sheet risk in that, if the securities sold short increase in value, it will be necessary to purchase the securities sold short at a cost in excess of the obligation reflected on the accompanying unaudited condensed consolidated balance sheets. Changes in the fair value of securities sold short are recognized in the results of operations in the period in which they occur.

Securities and other investments owned also includes equity investments in nonpublic entities that do not have a readily determinable fair value. For these investments the Company has elected to apply the measurement alternative under which they are measured at cost and adjusted for observable price changes and impairments. Observable price changes result from, among other things, equity transactions for the same issuer executed during the reporting period, including subsequent equity offerings or other reported equity transactions related to the same issuer. For these transactions to be considered observable price changes of the same issuer, the Company evaluates whether these transactions have similar rights and obligations, including voting rights, distribution preferences, conversion rights, and other factors, to the investments the Company holds. Refer to Note 7 - Securities And Other Investments Owned And Securities Sold Not Yet Purchased.

(h) Accounts Receivable

Accounts receivable represents amounts due from the Company’s Capital Markets, Wealth Management, Lingo, magicJack, Marconi Wireless, UOL and Consumer Products customers. The Company maintains an allowance for credit losses for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management utilizes the expected loss model, which includes the pooling of receivables using the aging method, historical losses, current market conditions, and reasonable supportable forecasts of expected losses. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers. The Company’s bad debt expense and changes in the allowance for credit losses are included in Note 9 - Accounts Receivable.

(i) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded based upon the amount of cash advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral recalled, when deemed appropriate.

The Company accounts for securities lending transactions as secured borrowings. The Company does not net securities borrowed and securities loaned and these items are presented on a gross basis in the accompanying unaudited condensed consolidated balance sheets. Refer to Note 8 - Securities Lending.

(j) Loans Receivable

The Company elected the fair value option for all outstanding loans receivable. Management evaluates the performance of the loan portfolio on a fair value basis. Under the fair value option, loans receivable are measured at each reporting period based upon their exit value in an orderly transaction, and unrealized gains or losses are included in the “Fair value adjustments on loans” line item in the accompanying unaudited condensed consolidated statements of operations. At the time of origination, the Company’s loans receivable are collateralized by the assets of borrowers and other pledged collateral and may have guarantees to provide for protection of the payments due on loans receivable.

Interest income on loans receivable is recognized based on the stated interest rate of the loan on the unpaid principal balance and is included in the “Interest income - loans” line item in the accompanying unaudited condensed consolidated statements of operations.

(k) Equity Method Investments

Equity investments are accounted for under the equity method if the Company is able to exercise significant influence, but not control, over an investee. The ability to exercise significant influence is presumed when the Company possesses more than 20% of the voting interests of the investee. However, the Company may have the ability to exercise significant influence over the investee when the Company owns less than 20% of the voting interests of the investee depending on the facts and circumstances that demonstrate that the ability to exercise influence is present, such as when the Company has representation on the board of directors of such investee. Equity investments that are accounted for under the equity method of accounting are included in the “Equity investments” line item in the accompanying unaudited condensed consolidated balance sheets. The Company’s share of earnings or losses from equity method investees are included in the “(Loss) income from equity investments” line item in the accompanying unaudited condensed consolidated statements of operations. The investments are evaluated for impairment when events or changes in circumstances indicate that a decline in fair value below carrying value may be other than temporary. If a decline in fair value below the carrying value is determined to be other than temporary, an impairment charge is recorded in “(Loss) income from equity investments” line item in the accompanying unaudited condensed consolidated statements of operations.

(l) Inventories

Inventories are substantially all finished goods from the Consumer Products, magicJack, Marconi Wireless and UOL segments and are stated at the lower of cost, determined on the first-in, first-out basis, or net realizable value. The Company maintains an allowance for excess and obsolete inventories to reflect its estimate of realizable value of the inventory based on historical sales and recoveries. Inventories are included in prepaid and other assets in the accompanying unaudited condensed consolidated balance sheets. Refer to Note 12 - Prepaid Expenses and Other Assets.

(m) Rental Merchandise

Rental merchandise is related to bebe’s operations which is included in the Corporate and All Other category and is carried at cost, net of accumulated depreciation. When initially purchased, merchandise is not depreciated until it is leased to its rent-to-own customers. Leased merchandise is depreciated over the lease term of the rental agreement and recorded as cost of sales. Rental merchandise that is returned is depreciated from the net book value on the day of the return on a straight-line basis for 24 months until the item is leased again or reaches a zero-dollar salvage value. Damaged or lost merchandise is written off monthly. Rental merchandise is included in “Prepaid expenses and other assets” in the unaudited condensed consolidated balance sheets. Refer to Note 12 - Prepaid Expenses and Other Assets.

(n) Noncontrolling Interests

Non-redeemable noncontrolling interest represents the portion of equity in a subsidiary that is not attributable, directly or indirectly, to the Company. The Company’s non-redeemable noncontrolling interest relates to the equity ownership interest of consolidated subsidiaries that it does not own.

The initial fair value of the noncontrolling interest is determined by a weighing of the discounted cash flow method and market approach. The discounted cash flow method utilized five-year discrete projections of the operating results, working capital and depreciation and capital expenditures, along with a residual value subsequent to the discrete period. The five-year projections were based upon historical and anticipated future results, general economic and market conditions, and considered the impact of planned business and operational strategies. The discount rates for the calculations represented the estimated required return on equity for market participants at the time of the analysis. The market approach included significant estimates using guideline public company data to identify an appropriate market multiple of earnings before income taxes in estimating the fair value of the noncontrolling interest. Refer to Note 17 - Noncontrolling Interests.

(o) Recent Accounting Standards

Not yet adopted

In September 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-06, Intangibles - Goodwill and Other Internal Use Software. This ASU was issued to modernize the accounting for software costs by removing references to prescriptive and sequential software development stages and providing an updated framework for capitalizing internal software costs. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company has not yet adopted this update and is currently evaluating the effect this new standard will have on its financial position and results of operations.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. This ASU requires additional expense disclosures by public entities in the notes to the financial statements. The ASU outlines the specific costs that are required to be disclosed which include such costs as: purchases of inventory, employee compensation, depreciation, intangible asset amortization, selling costs, and depreciation, depletion, and amortization related to oil and gas production. It also requires qualitative descriptions of the amounts remaining in the relevant expense income statement captions that are not separately disaggregated quantitatively in the notes to the financial statements and the entity’s definition of selling expenses. The disclosures are required for each interim and annual reporting period. In January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Claiming the Effective Date, which clarified the effective date for entities that do not have an annual reporting period that ends on December 31st. The guidance is effective for annual periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company has not yet adopted this update and is currently evaluating the effect this new standard will have on its financial position and results of operations.

Recently adopted

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses - Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient that simplifies the estimation of credit losses on accounts receivable and contract assets arising from transactions accounted for under ASC 606 - Revenue from Contracts with Customers by assuming that current conditions as of the balance sheet date do not change for the remaining life of these assets when estimating expected credit losses. The Company adopted this ASU effective January 1, 2026, and the adoption did not have a material impact on the Company’s financial position, results of operations, or cash flows.

NOTE 3 — VARIABLE INTEREST ENTITIES

On August 21, 2023, in connection with the Franchise Group, Inc. (“FRG”) take-private transaction, one of the Company’s subsidiaries (the “Lender”) and an affiliate of Mr. Kahn (the “Borrower”) entered into an amended and restated promissory note as discussed further in Note 10 - Loans Receivable, at Fair Value. The Company was not involved in the design of the Borrower, has no equity financial interest, and has no rights to make decisions or participate in the management of the Borrower that significantly impact the economics of the Borrower. Since the Company does not have the power to direct the activities of the Borrower, the Company is not the primary beneficiary and therefore does not consolidate the Borrower. The promissory note is included in the “Loans receivable, at fair value” line item in the accompanying unaudited condensed consolidated balance sheets and is a variable interest in accordance with the accounting guidance at December 31, 2025, and the maximum amount of loss exposure to the VIE on a fair value basis was $1,835. In February 2026, the Company collected proceeds in the amount of $1,855 from the sale of collateral related to the promissory note and does not expect to collect any further amounts. As such, there is no balance remaining for the promissory note that is included in Loans receivable, at fair value in the Company’s accompanying unaudited condensed consolidated balance sheet at September 30, 2026 and the promissory note is no longer a variable interest.

On April 14, 2026, the Company invested $750 in a Special Purpose Entity (“SPE”) that owns a publicly traded equity security. The SPE is managed by a third party that serves as the investment manager. The Company owns approximately 7% of the SPE in the form of a Class A membership interest in the limited liability company. The SPE governing documents do not provide any kick-out or participating rights. Since the Company does not have the power to direct the SPE’s activities, the Company is not the primary beneficiary and therefore does not consolidate the SPE. However, the Company is presumed to have the ability to exercise significant influence since the investment is more than minor and the limited liability company is required to maintain specific ownership accounts for each member. The Company has elected to account for its equity investment in the SPE under the fair value option. The Class A membership interest is included as an equity security at fair value in the “Securities and other investments owned, at fair value” line item in the accompanying unaudited condensed consolidated balance sheet at September 30, 2026 and is a variable interest in accordance with the accounting guidance. As of September 30, 2026, the maximum amount of loss exposure to the VIE on a fair value basis was $686.

On May 26, 2026, a strategic asset company assigned a $20,000 advance under an existing facility with Enovum NC-1 Venture, LLC (“Enovum”), to the Company’s wholly owned subsidiary B. Riley Securities, Inc. (“BRS”) for consideration of $19,400, and Enovum issued a promissory note to BRS on the same economic terms as the original lender, as discussed further in Note 10 - Loans Receivable, at Fair Value. The Company determined that Enovum was a variable interest entity because its equity at risk is insufficient to finance its activities without additional subordinated financial support. Since the Company did not have the power to direct the activities of Enovum, the Company was not the primary beneficiary and therefore did not consolidate Enovum. In August 2026, the Company received proceeds of $21,652 in full repayment of the promissory note. As such, there is no balance remaining for the promissory note that is included in “Loans receivable, at fair value” in the Company’s accompanying unaudited condensed consolidated balance sheet at September 30, 2026 and the promissory note is no longer a variable interest.

During the nine months ended September 30, 2026, the Company invested in the preferred stock and limited partnership interests of certain entities, as well as issued a promissory note to an entity, none of which are individually significant and each of which was determined to be a variable interest entity. The Company determined that the entity in which it invested in preferred stock and the entity to which it issued the loan receivable were variable interest entities because their equity at risk was insufficient to finance their activities without additional subordinated financial support. The Company determined that the entities in which it invested in limited partnership interests were variable interest entities because their governing documents do not provide any substantive kick-out or participating rights. Since the Company does not have the power to direct the activities of any of these entities, the Company is not the primary beneficiary and it does not consolidate the entities. The investment in preferred stock is accounted for as an equity investment at fair value, the limited partnership interests are valued at NAV, and the loan receivable is accounted for at fair value. As of September 30, 2026, the aggregate maximum amount of loss exposure to these VIEs was $972.

The carrying amounts included in the Company’s accompanying unaudited condensed consolidated balance sheets related to variable interests in VIEs that were not consolidated are shown below.

	September 30, 2026	December 31, 2025
Securities and other investments owned, at fair value	$1,536	$—
Loans receivable, at fair value	122	17,294
Other assets	2,745	3,500
Maximum exposure to loss	$4,403	$20,794

Bicoastal Alliance, LLC (“Bicoastal”)

On May 3, 2024, as part of the acquisition of Nogin, the Company acquired a 50% equity interest in Bicoastal through a wholly owned subsidiary of Nogin. Bicoastal is a holding company designed to manage the investments, including strategy and operations, for two brand apparel operating companies. The Company determined Bicoastal is a variable interest entity as it does not have sufficient resources to carry out its management activities without additional financial support. The Company determined that it has the power to direct the activities that most significantly impact Bicoastal’s economic performance, has more equity capital at risk, and is expected to continue to fund operations. Therefore, the Company determined that it is the primary beneficiary of Bicoastal and has reported its investment in the assets and liabilities in the accompanying unaudited condensed consolidated balance sheets and consolidated its results into the Company’s accompanying unaudited condensed consolidated statements of operations.

On August 14, 2024, Bicoastal entered into an agreement to acquire the remaining 50% equity interest upon paydown of a $700 note payable to the noncontrolling interest noteholder with a final repayment date and equity ownership interest transfer date of June 30, 2025.

On March 31, 2025, the Company signed a Deed of Assignment for the Benefit of Creditors (“ABC”), (i) pursuant to which all of the assets of Nogin were transferred to an assignee for the benefit of Nogin’s creditors, and (ii) which provided the assignee the right to, among other things, sell or dispose of such assets and settle all claims against Nogin. The Company no longer controls or owns the assets of Nogin or has any remaining or future obligations to Nogin’s creditors. The results of operations were deconsolidated on March 31, 2025 and are no longer reported in the Company’s financial statements after March 31, 2025. Management does not expect any recovery of the Company’s investment in Nogin. Subsequent to March 31, 2025, certain of Nogin’s creditors filed an involuntary petition for relief under chapter 7 of title 11 of the United States Code in the United States Bankruptcy Court for the District of New York and an order for relief was entered to move the ABC to a liquidation. A gain of $28,411 was recognized during the nine months ended September 30, 2025 from deconsolidation of Nogin, which is included in the “Gain on sale and deconsolidation of businesses” line item in the accompanying unaudited condensed consolidated statements of operations.

BRC Partners Opportunities Trust (“BRC Trust”)

BRC Trust was formed on January 6, 2025, for the purpose of transferring the assets and liabilities of BRC Partners Opportunity Fund, L.P., a Delaware limited partnership (“BRCPOF”), and liquidating the transferred net assets. BRCPOF transferred its assets and liabilities upon formation of the BRC Trust. The Company determined that the BRC Trust is a variable interest entity as the investors in the BRC Trust do not have voting rights and substantially all of the activities are conducted on behalf of the Company and its related parties which own 13.3% and 58.2% (see Note 25 - Related Party Transactions), respectively, of the equity interest in the BRC Trust. As the Company has the power to direct all of the activities of the BRC Trust, the Company is the primary beneficiary of the Trust and, therefore, consolidates the BRC Trust upon formation on January 6, 2025. Additionally, the BRC Trust does not meet the definition of a business and the initial consolidation of the BRC Trust did not result in a gain or loss upon initial consolidation.

The carrying amounts and classification of the assets, liabilities and noncontrolling interest of the BRC Trust as of September 30, 2026 and December 31, 2025, are as follows:

	September 30, 2026	December 31, 2025
Assets
Cash and cash equivalents	$1,046	$446
Securities and other investments owned, at fair value	671	682
Prepaid expenses and other assets	3,064	3,737
Total assets	$4,781	$4,865

Liabilities
Accrued expenses and other liabilities	$28	$28
Total liabilities	$28	$28

Noncontrolling interest	$4,119	$4,192

B. Riley Securities Holdings, Inc. (“BRSH”)

On March 10, 2025, a merger subsidiary of the Company’s wholly owned subsidiary BRSH merged with a shell corporation traded on the OTC exchange. The shell corporation survived the transaction as a wholly owned subsidiary of BRSH as more fully described in Note 17 - Noncontrolling interests.

The shell corporation did not meet the definition of a business, since it did not have any assets, liabilities, or operations. The Company concluded that it has a variable interest in the shell corporation on the basis the Company owns substantially all the outstanding common stock in the shell corporation. The shell corporation is a variable interest entity since its equity at risk is considered insufficient to finance its activities without additional support. As a result, the Company was determined to be the primary beneficiary and consolidates the shell corporation. The shell remains dormant, and the Company does not have any obligations to the shell corporation to provide financial support. The consideration paid in connection with the merger consisted of $1,575 of common stock of BRSH, which represented the fair value of the 0.6% of outstanding common stock of BRSH. The Company recognized a loss of $1,575 on the initial recognition of a variable interest entity, which represented the fair value of the noncontrolling interest in BRSH that was issued to the investors in the shell corporation on March 10, 2025.

NOTE 4 — PENDING ACQUISITION OF SANGOMA TECHNOLOGIES CORPORATION

On September 28, 2026, the Company and 1001755979 Ontario Inc., a wholly owned subsidiary of BRC (the “Sangoma Purchaser”), entered into a definitive agreement (the “Plan of Arrangement”) under which the Sangoma Purchaser agreed to acquire all issued and outstanding common shares of Sangoma Technologies Corporation (“Sangoma”) (TSX: STC; NASDAQ: SANG), a business communications solutions provider headquartered in Markham, Ontario, Canada, by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the “Acquisition”).

Under the terms of the Plan of Arrangement, Sangoma shareholders will receive $4.925 in cash and 0.04767 of a share of the Company’s common stock for each Sangoma share held, representing aggregate consideration of approximately $169,602 in cash and approximately $10,331 in Company common stock, for a total enterprise value of approximately $203,680 (C$289,226). Upon completion, current Sangoma shareholders will hold approximately 4.0% of the Company’s pro forma outstanding shares.

The Acquisition is expected to be partially funded through an amended and restated $212,255 senior secured term loan facility that will be collateralized by the Company’s various communications businesses and partially funded with cash on hand. The transaction is not subject to any financing condition. Upon the closing of the Acquisition, the shares of Sangoma will be delisted from the Toronto Stock Exchange and Nasdaq Stock Market. Additionally, a termination fee of $5,397 is payable to the Sangoma Purchaser by Sangoma in certain circumstances if the Acquisition is not completed.

The Acquisition is subject to customary closing conditions, including approval by Sangoma shareholders at a special meeting, applicable court and regulatory approvals, and other customary conditions, and is expected to close no later than early 2027. There can be no assurance that the Acquisition will be completed on the terms described, within the expected timeframe, or at all.

The Acquisition will be accounted for as a business combination in accordance with ASC Topic 805, Business Combinations, in the period in which the transaction closes. As the Acquisition had not closed as of September 30, 2026, no assets or liabilities of Sangoma have been included in the Company’s condensed consolidated balance sheet as of that date. Additional disclosures required under ASC 805, including the preliminary purchase price allocation, will be provided in the period in which the Acquisition closes.

NOTE 5 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Assets Held For Sale

Wealth Management

On October 31, 2024, the Company signed a definitive agreement to sell a portion of the Company’s (W-2) Wealth Management business to Stifel Financial Corp. (“Stifel”) for estimated net consideration based on the number of advisors that join Stifel at closing, among other things. Upon closing the transaction on April 4, 2025, the sale was completed for net cash consideration of $26,037, representing 36 financial advisors whose managed accounts represent approximately $4.0 billion, or 23.6%, of total assets under management as of the close of the transaction. A gain of $5,372 was recognized during the nine months ended September 30, 2025 from this sale, which is included in the “Gain on sale and deconsolidation of businesses” line item in the accompanying unaudited condensed consolidated statements of operations.

Atlantic Coast Recycling

On March 3, 2025, the Company, BR Financial Holdings, LLC (“BRFH”), B. Riley Environmental Holdings, LLC and other indirect subsidiaries of the Company which included Atlantic Coast Recycling, LLC and Atlantic Coast Recycling of Ocean County, LLC entered into the Membership Interest Purchase Agreement (“MIPA”), whereby the interests owned by BRFH and the minority holders were sold to a third party in accordance with the terms of the MIPA on March 3, 2025. The interests were sold to the third party on March 3, 2025 for a purchase price of $102,478, subject to certain adjustments and a holdback amount pending receipt of a certain third party consent, resulting in cash proceeds of $68,638 to the Company after adjustments for amounts allocated to noncontrolling interests, repayment of contingent consideration, transaction costs and other items directly attributable to the closing of the transaction. Of the $68,638 of cash proceeds received by the Company, approximately $22,610 was used to pay interest, fees, and principal on the Credit Facility entered into with Oaktree Capital Management L.P. (“Oaktree”) on February 26, 2025. A gain of $52,430 was recognized during the nine months ended September 30, 2025 from this sale, which is included in the “Gain on sale and deconsolidation of businesses” line item in the accompanying unaudited condensed consolidated statements of operations.

Operating results from the sale of the Wealth Management business and Atlantic Coast Recycling businesses contributed to the operating incomes of the Wealth Management segment and Corporate and All Other category, respectively, for the nine months ended September 30, 2025.

Discontinued Operations

The Company presents a disposition of a component, being an operating or reportable segment, business unit, subsidiary or asset group, that represents a strategic shift that has or will have a major effect on the Company’s operations and financial results as discontinued operations when the components meet the criteria to be classified as held for sale. The following operations have been presented as discontinued operations.

GlassRatner and Farber

On June 27, 2025, the Company entered into and closed an equity purchase agreement to sell all of the membership interests of GlassRatner and Farber from the Company’s Financial Consulting reportable segment. Aggregate cash consideration paid by the buyers for the interests of GlassRatner and shares of Farber was $117,800, which was based on a target closing working capital amount that was subject to adjustment within 180 days following the sale date. In connection with the sale, the Company entered into a transition services agreement with the buyer to provide certain services.

The major classes of assets and liabilities included in discontinued operations were as follows:

	September 30, 2026	December 31, 2025
Assets:
Prepaid expenses and other assets	$2,221	$2,221
Total assets	$2,221	$2,221

Liabilities:
Accrued expenses and other liabilities	$830	$830
Total liabilities	$830	$830

Revenues, expenses and income from discontinued operations for the three and nine months ended September 30, 2026 and 2025 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenues:
Services and fees	$—	$—	$—	$40,575
Operating expenses:
Selling, general and administrative expenses	—	—	—	34,205
Operating income	—	—	—	6,370
Other income (expense):
Interest income	—	—	—	7
(Loss) gain on disposal of discontinued operations before income taxes	(2,401)	—	(2,401)	66,795
Interest expense(1)	—	(1,866)	—	(1,866)
(Loss) income from discontinued operations before income taxes	(2,401)	(1,866)	(2,401)	71,306
Provision for income taxes	—	—	—	(465)
(Loss) income from discontinued operations, net of income taxes(2)	$(2,401)	$(1,866)	$(2,401)	$70,841

(1)	Interest expense for discontinued operations amounted to $(1,866) for the three and nine months ended September 30, 2025, related to debt that was required to be repaid as a result of the GlassRatner and Farber transaction described above.
(2)	Loss from discontinued operations, net of income taxes, was $2,401 for the three and nine months ended September 30, 2026, due to the write-off of a purchase price holdback related to the sale of GlassRatner and Farber, compared to (loss) income from discontinued operations, net of income taxes, of $1,866 and $70,841 for the three and nine months ended September 30, 2025, respectively. The income for the nine months ended September 30, 2025 was primarily due to the gain on the sale of GlassRatner and Farber.

Cash flows from discontinued operations were as follows:

Nine Months Ended
September 30, 2025
Net cash from discontinued operations provided by (used in):
Operating activities	$20,156
Investing activities	114,032
Financing activities	(142,715)
Effect of foreign currency on cash	502
Net decrease in cash and cash equivalents	$(8,025)

There were no operating or investing cash flows attributable to discontinued operations during the nine months ended September 30, 2026. The $2,401 loss recognized during that period was a non-cash write-off of a purchase-price holdback.

Supplemental disclosures from cash flows were as follows:

Nine Months Ended
September 30, 2025
Interest paid - Continuing Operations	$74,095
Interest paid - Discontinued Operations	1,866
Interest paid - Total	$75,961
Taxes paid - Continuing Operations	$2,888
Taxes paid - Discontinued Operations	—
Taxes paid - Total	$2,888

NOTE 6 — FAIR VALUE MEASUREMENTS

The following tables present information on the financial assets and liabilities measured and recorded at fair value on a recurring basis as of September 30, 2026 and December 31, 2025.

	Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis as of September 30, 2026 Using
	Fair value as of September 30, 2026	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Securities and other investments owned:
Equity securities	$217,393	$185,838	$1,159	$30,396
Partnership interests and other investments	71,341	—	—	71,341
Corporate bonds	11,909	—	1,909	10,000
Other fixed income securities	4,845	2,717	2,128	—
Total securities and other investments owned	305,488	188,555	5,196	111,737
Loans receivable, at fair value	10,798	—	—	10,798
Total assets measured at fair value	$316,286	$188,555	$5,196	$122,535

Liabilities:
Securities sold not yet purchased:
Equity securities	$6,829	$6,829	$—	$—
Corporate bonds	241	—	241	—
Other fixed income securities	827	—	827	—
Total securities sold not yet purchased	7,897	6,829	1,068	—
Embedded derivatives, included in accrued expenses and other liabilities	190	—	—	190
Total liabilities measured at fair value	$8,087	$6,829	$1,068	$190

	Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis at December 31, 2025 Using
	Fair value at December 31, 2025	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Securities and other investments owned:
Equity securities	$304,422	$233,199	$—	$71,223
Partnership interests and other investments	40,082	—	—	40,082
Corporate bonds	31,751	—	31,751	—
Other fixed income securities	4,373	2,957	1,416	—
Total securities and other investments owned	380,628	236,156	33,167	111,305
Loans receivable, at fair value	26,303	—	—	26,303
Total assets measured at fair value	$406,931	$236,156	$33,167	$137,608

Liabilities:
Securities sold not yet purchased:
Equity securities	$9,342	$9,342	$—	$—
Corporate bonds	467	—	467	—
Total securities sold not yet purchased	9,809	9,342	467	—
Liability-classified warrants	6,400	—	—	6,400
Total liabilities measured at fair value	$16,209	$9,342	$467	$6,400

As of September 30, 2026 and December 31, 2025, financial assets measured and reported at fair value on a recurring basis and classified within Level 3 were $122,535 and $137,608, respectively, or 7.8% and 8.1%, respectively, of the Company’s total assets. In determining the fair value for these Level 3 financial assets, the Company analyzes various financial, performance and market factors to estimate the value, including where applicable, over-the-counter market trading activity. The fair values for individual Level 3 financial assets and liabilities have various financial inputs which include multiple of sales, multiple of EBITDA and indexes, the market price of related securities, discount for lack of marketability, annualized volatility, transaction price (% of par), carried interest sharing, discount rates, recovery rates, and probability of scenario inputs that may change at each reporting period and result in an increase or decrease in the valuation of Level 3 financial assets and liabilities.

The following tables summarize the significant unobservable inputs in the fair value measurement of Level 3 financial assets and liabilities by category of investment and valuation technique as of September 30, 2026 and December 31, 2025:

	Fair value at September 30, 2026	Valuation Technique	Unobservable Input	Range	Weighted Average(1)
Assets:
Equity securities	$29,846	Market approach	Multiple of EBITDA and indexes	1.9x - 7.5x	4.5x
			Multiple of sales	0.7x - 8.6x	2.1x
			Market price of related security	$0.10 - $12.01	$10.81
			Discount for lack of marketability	12.7%	12.7%

	550	Option pricing model	Annualized volatility	45% - 299%	45.0%

Corporate bonds	10,000	Market approach	Transaction price (% of par)	70.0%	70.0%

Partnership interests and other investments	71,341	Market approach	Carried interest sharing	15.0% - 46.3%	33.5%

Loans receivable at fair value	10,798	Discounted cash flow	Discount rate	6.8% - 93.7%	28.5%
			Recovery rate	35.9%	35.9%
Total Level 3 assets measured at fair value	$122,535

Liabilities:
Embedded derivatives, included in accrued expenses and other liabilities	$190	Hull-White lattice, with/without differential, probability-weighted	Probability of scenario	20.0%	20.0%

Total Level 3 liabilities measured at fair value	$190

(1)	Unobservable inputs were weighted by the relative fair value of the financial instruments.

	Fair value at December 31, 2025	Valuation Technique	Unobservable Input	Range	Weighted Average(1)
Assets:
Equity securities	$25,572	Market approach	Multiple of sales	0.7x - 6.0x	2.3x
			Market price of related security	$2.14 - $12.01	$10.97
	43,101	Monte Carlo simulation	Annualized volatility	120.0% - 148.0%	121.0%
	2,550	Option pricing model	Annualized volatility	46.0% - 115.0%	57.0%
Partnership interests and other investments	40,082	Market approach	Discount rate	—%-3.5%	0.5%
			Market price of related security	$421.00	$421.00
Loans receivable at fair value	24,468	Discounted cash flow	Discount rate	6.8% - 56.5%	21.0%
	1,835	Market approach	Market price of related security	$8.56	$8.56
Total Level 3 assets measured at fair value	$137,608

Liabilities:
Liability-classified warrants	$6,400	Monte Carlo simulation and Black-Scholes option pricing model	Annualized volatility	85.0%	85.0%
			Discount for lack of marketability	14.7%	14.7%
Total Level 3 liabilities measured at fair value	$6,400

(1)	Unobservable inputs were weighted by the relative fair value of the financial instruments.

The changes in Level 3 fair value hierarchy during the three months ended September 30, 2026 and 2025 were as follows:

	Equity Securities	Partnership Interests And Other Investments	Loans Receivable at Fair Value	Corporate Bonds	Contingent Consideration	Liability- Classified Warrants	Embedded Derivatives
Three Months Ended September 30, 2026
Level 3 balance at beginning of period	$109,048	$83,026	$38,802	$—	$—	$—	$797
Fair value adjustments(1)	(11,791)	—	1,215	(7,582)	—	—	47
Relating to undistributed earnings	—	(11,685)	367	—	—	—	—
Purchases/originations	129,162	—	6,689	—	—	—	190
Sales	—	—	—	(13,076)	—	—	—
Settlements/repayments	(196,023)	—	(36,275)	—	—	—	(844)
Transfers in and/or out of Level 3(4)	—	—	—	30,658	—	—	—
Level 3 balance at end of period	$30,396	$71,341	$10,798	$10,000	$—	$—	$190

Change in unrealized gains (losses)(2)	$(2,746)	$—	$(156)	$(5,444)	$—	$—	$(47)

Three Months Ended September 30, 2025
Level 3 balance at beginning of period	$27,726	$1,029	$48,980	$—	$4,608	$4,160	$—
Fair value adjustments(3)	645	(1,029)	1,299	—	(4,560)	4,340	—
Purchases/originations	175,599	—	47,580	—	—	—	—
Settlements/repayments	(174,993)	—	(42,841)	—	(48)	—	—
Level 3 balance at end of period	$28,977	$—	$55,018	$—	$—	$8,500	$—

Change in unrealized gains (losses)(2)	$644	$(1,029)	$1,183	—	$4,560	$(4,340)	$—

(1)	Fair value adjustments during the three months ended September 30, 2026 include the following: $(11,791) of realized and unrealized losses on equity securities, comprised of $(6,363) included in “Trading (losses) gains, net” and $(5,428) included in “Realized and unrealized (losses) gains on investments”, $1,215 of fair value adjustments on loans included in “Fair value adjustments on loans”, and $(7,582) of realized and unrealized losses related to corporate bonds, comprised of $(2,138) included in “Trading (losses) gains, net”, $(5,444) included in “Realized and unrealized (losses) gains on investments”, and $47 of unrealized losses related to embedded derivatives included in “Change in fair value of financial instruments and other” line items in the accompanying unaudited condensed consolidated statements of operations.
(2)	For the three months ended September 30, 2026 and 2025, the change in unrealized gains (losses) is related to financial instruments held at the end of each respective reporting period.
(3)	Fair value adjustments during the three months ended September 30, 2025 include the following: $645 of realized and unrealized gains (losses) on equity securities, comprised of $(37) included in “Trading (losses) gains, net” and $682 included in “Realized and unrealized (losses) gains on investments”, $1,299 of fair value adjustments on loans included in “Fair value adjustments on loans”, $(1,029) of realized and unrealized losses related to other assets which is comprised of $(127) recorded to “Trading (losses) gains, net” and $(902) recorded to “Realized and unrealized (losses) gains on investments”, $4,560 of realized and unrealized gains related to contingent consideration included in “Selling, general and administrative expenses”, $(4,340) of unrealized losses related to liability-classified warrants included in “Change in fair value of financial instruments and other”.
(4)	Transfers into Level 3 during the three months ended September 30, 2026 include corporate bonds of $30,658. The transfer into Level 3 was due to an exchange of senior notes in August 2026, for which the exchanged notes received had no public market.

The changes in Level 3 fair value hierarchy during the nine months ended September 30, 2026 and 2025 were as follows:

	Equity Securities	Partnership Interests And Other Investments	Loans Receivable at Fair Value	Corporate Bonds	Contingent Consideration	Liability- Classified Warrants(5)	Embedded Derivatives
Nine Months Ended September 30, 2026
Level 3 balance at beginning of period	$71,223	$40,082	$26,303	$—	$—	$6,400	$—
Fair value adjustments(1)	(5,822)	—	12,005	(7,582)	—	9,410	844
Relating to undistributed earnings	—	31,259	1,084	—	—	—	—
Purchases/originations	504,913	—	50,886	—	—	—	190
Sales	—	—	—	(13,076)	—	—	—
Settlements/repayments	(539,918)	—	(79,480)	—	—	(15,810)	(844)
Transfers in and/or out of Level 3(4)	—	—	—	30,658	—	—	—
Level 3 balance at end of period	$30,396	$71,341	$10,798	$10,000	$—	$—	$190

Change in unrealized gains (losses)(2)	$(2,171)	$—	$301	$(5,444)	$—	$—	$844

Nine Months Ended September 30, 2025
Level 3 balance at beginning of period	$40,516	$—	$90,103	$—	$4,538	$—	$—
Fair value adjustments(3)	(3,003)	—	(5,997)	—	(4,394)	640	(8,119)
Purchases/originations	201,466	—	106,212	—	—	7,860	11,244
Sales	(10,000)	—	(10,415)	—	—	—	—
Settlements/repayments	(200,002)	—	(124,885)	—	(144)	—	(3,125)
Level 3 balance at end of period	$28,977	$—	$55,018	$—	$—	$8,500	$—

Change in unrealized gains (losses)(2)	$(3,655)	$—	$(8,834)	$—	$4,394	$(640)	$8,119

(1)	Fair value adjustments during the nine months ended September 30, 2026 include the following: $(5,822) of realized and unrealized losses on equity securities, comprised of $(2,342) included in “Trading (losses) gains, net” and $(3,480) included in “Realized and unrealized (losses) gains on investments”, $12,005 of fair value adjustments on loans included in “Fair value adjustments on loans”, $(7,582) of realized and unrealized losses related to corporate bonds, comprised of $(2,138) included in “Trading (losses) gains, net” and $(5,444) included in “Realized and unrealized (losses) gains on investments”, $9,410 of realized losses related to liability-classified warrants included in “Change in fair value of financial instruments and other”, and $844 of unrealized losses related to embedded derivatives included in “Change in fair value of financial instruments and other” line items in the accompanying unaudited condensed consolidated statements of operations.
(2)	For the nine months ended September 30, 2026 and 2025, the change in unrealized gains (losses) is related to financial instruments held at the end of each respective reporting period.
(3)	Fair value adjustments during the nine months ended September 30, 2025 include the following: $(3,003) of realized and unrealized losses on equity securities comprised of $(1,212) included in “Trading (losses) gains, net” and $(1,791) included in “Realized and unrealized (losses) gains on investments”, $(5,997) of fair value adjustments on loans included in “Fair value adjustments on loans”, $4,394 of realized and unrealized gains related to contingent consideration included in “Selling, general and administrative expenses”, $(640) of unrealized losses related to liability-classified warrants included in “Change in fair value of financial instruments and other”, and $8,119 of unrealized gains related to embedded derivatives included in “Change in fair value of financial instruments and other” line items in the accompanying unaudited condensed consolidated statements of operations.
(4)	Transfers into Level 3 during the nine months ended September 30, 2026 include corporate bonds of $30,658. The transfer into Level 3 was due to an exchange of senior notes in August 2026, for which the exchanged notes received had no public market.
(5)	On May 28, 2026, immediately prior to exercise and settlement, the Oaktree Warrants were remeasured to fair value, resulting in a fair value of $15,810 (see Note 23 - Stockholders’ Equity).

Partnership and investment fund interests valued at NAV were $2,342 and $1,833 as of September 30, 2026 and December 31, 2025, respectively.

Beginning in April 2025, the Company entered into purchase agreements with public companies that allow the counterparties to put their convertible preferred stock to the Company from time to time at its discretion (the “Written Puts”) (see Note 27 - Commitments and Contingencies). The Written Puts are recognized at fair value on a recurring basis within the “Accrued expenses and other liabilities” line item on the accompanying unaudited condensed consolidated balance sheets, with changes in fair value recognized in earnings.

As of September 30, 2026 and December 31, 2025, the Company determined that the fair value of the Written Put liability was de minimis due to its discount to market prices being advantageous to the Company, and no liability or changes in earnings were recorded on the accompanying unaudited condensed consolidated balance sheets or the accompanying unaudited condensed consolidated statements of operations. The Company holds the Written Puts as investments to advantageously monetize the underlying stock and provide capital raising activities for customers. The Company’s exposure is driven primarily by movements in the Issuer’s common stock price, the put writer’s timing of exercise and the April 2026 agreement, which was amended to allow for the Issuer’s creditor to exercise the Written Put upon the Issuer’s Event of Default under the terms of its credit agreement. The amendment had a de minimis impact on the fair value of the Written Put.

Assets and Liabilities Not Measured at Fair Value

The carrying amounts reported in the unaudited condensed consolidated financial statements for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value based on the short-term maturity of these instruments.

		September 30, 2026		December 31, 2025
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Revolving credit facilities	Level 2	$32,285	$32,082	$6,638	$6,638
Term loans, net	Level 2	$115,421	$118,961	$119,297	$120,931
Senior notes payable	Level 2	$729,398	$623,264	$1,033,782	$681,890
New Notes payable	Level 3	$258,930	$209,868	$268,016	$166,796

The fair value of the Company’s revolving credit facilities and term loans was estimated using a discounted cash flow approach, whereby contractual cash flows were discounted using current market interest rates and applicable credit spreads. The Company used a market approach for estimating the fair value of senior notes payable as they are listed and actively traded on Nasdaq with sufficient frequency and volume to utilize quoted market prices. The fair value of the Company’s New Notes payable was estimated using a discounted cash flow approach, whereby contractual cash flows were discounted using a credit spread based on significant unobservable inputs, including the Company’s estimated cost of borrowing of approximately 15.2%.

Nonrecurring Fair Value Measurement

The following table presents the carrying amounts of equity securities valued under the measurement alternative that were still held as of the balance sheet date for which a nonrecurring fair value measurement was recorded during the period:

	Fair Value	Level 2	Level 3
As of September 30, 2026
Non-marketable equity securities measured using the measurement alternative	$17,193	$17,193	$—

As of December 31, 2025
Non-marketable equity securities measured using the measurement alternative	$13,867	$13,739	$128

The Company’s equity method investment in GA Holdings was measured at fair value on a nonrecurring basis as of September 30, 2026, in connection with the impairment described in Note 11 - Equity Method Investments, reducing the carrying value from $76,802 to its estimated fair value of $62,250. The fair value was determined using a market approach based on the negotiated price in the Company’s agreement to sell the GA Holdings investment. This is a nonrecurring fair value measurement classified within Level 3 of the fair value hierarchy because the price was negotiated with a single counterparty and is not corroborated by observable market data. In accordance with ASC 820, quantitative information about significant unobservable inputs is not presented because the Company did not develop those inputs; the fair value reflects the transaction price without adjustment.

NOTE 7 — SECURITIES AND OTHER INVESTMENTS OWNED AND SECURITIES SOLD NOT YET PURCHASED

The Company’s securities and other investments owned and securities sold not yet purchased consisted of the following as of September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Securities and other investments owned:
Securities and other investments owned at fair value:
Equity securities	$217,393	$304,422
Partnership interests and other investments	71,341	40,082
Corporate bonds	11,909	31,751
Other fixed income securities	4,845	4,373
Total securities and other investments owned at fair value	305,488	380,628
Partnership interests and other investments at net asset value	2,342	1,833
Equity securities valued under the measurement alternative	61,988	64,382
Total securities and other investments owned	$369,818	$446,843

Securities sold not yet purchased, at fair value:
Equity securities	$6,829	$9,342
Corporate bonds	241	467
Other fixed income securities	827	—
Total securities sold not yet purchased, at fair value	$7,897	$9,809

Unrealized (losses) gains on equity securities held at September 30, 2026 include unrealized (losses) gains of $(100,337) and $25,942 for the three months ended September 30, 2026 and 2025 respectively, and unrealized (losses) gains of $(8,708) and $13,454 for the nine months ended September 30, 2026 and 2025, respectively, which is included in the “Realized and unrealized (losses) gains on investments” line item on the accompanying unaudited condensed consolidated statements of operations.

The following table presents the related adjustments recorded during the three and nine months ended September 30, 2026 and 2025 for equity securities measured under the measurement alternative and for those securities with observable price changes:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Upward carrying value changes(1)	$48	—	$1,463	1,732
Downward carrying value changes/impairment(2)	$(145)	(227)	$(2,413)	(819)

(1)	The cumulative upward carrying value changes between September 6, 2019 and September 30, 2026 were $12,601.
(2)	The cumulative downward carrying value changes/impairment between September 6, 2019 and September 30, 2026 were $(13,698).

Certain equity securities investments in public and private companies are accounted for under the fair value option where the Company would otherwise use the equity method of accounting. The Company accounts for these equity investments at fair value to provide management with a more relevant representation for evaluating risk, performance reporting, market conditions and economic events in earnings on a more timely basis and to provide reporting of the current value of those assets in the accompanying unaudited condensed consolidated balance sheets. The related summarized financial information included below for purposes of disclosure are mostly presented a quarter in arrears where balance sheet amounts as of June 30, 2026 and September 30, 2025 correspond to amounts as of September 30, 2026 and December 31, 2025, respectively, and income statement amounts for the three and nine months ended June 30, 2026 and 2025 correspond to amounts for the three and nine months ended September 30, 2026 and 2025 of the Company, respectively.

Babcock and Wilcox Enterprises, Inc., Equity Investment

The Company owned an 18% and 25% voting interest in Babcock and Wilcox Enterprises, Inc. (“B&W”) as of September 30, 2026 and December 31, 2025, respectively, whereby the Company has elected to account for this investment under the fair value option. The following tables contain summarized financial information with respect to B&W:

	June 30, 2026	September 30, 2025
Current assets	$725,441	$479,733
Noncurrent assets	$274,162	$178,151
Current liabilities	$500,297	$400,985
Noncurrent liabilities	$441,937	$489,106
Equity (Deficit) attributable to investee	$57,369	$(232,207)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2026	2025	2026	2025
Revenues	$319,716	$144,054	$647,547	$391,524
Cost of revenues	$273,080	$100,812	$534,048	$283,988
Income (loss) from continuing operations	$14,255	$(6,052)	$(82,058)	$(85,133)
Net income (loss)	$14,255	$(58,492)	$(53,460)	$(143,502)
Net income (loss) attributable to investees	$14,255	$(58,492)	$(53,460)	$(143,564)

As of September 30, 2026 and December 31, 2025, the fair value of the investment in B&W totaled $160,288 and $174,011, respectively, and is included in the “Securities and other investments owned, at fair value” line item in the accompanying unaudited condensed consolidated balance sheets.

Other Equity Investments

As of September 30, 2026, the Company had other equity investments where the Company is considered to have the ability to exercise influence since the Company has representation on the board of directors or the Company is presumed to have the ability to exercise significant influence since the investment is more than minor, and the limited liability company is required to maintain specific ownership accounts for each member. The Company has elected to account for these equity investments under the fair value option. These equity investments are comprised of equity investments in five companies as of September 30, 2026 and December 31, 2025.

The following table contains summarized financial information for these companies:

	June 30, 2026	September 30, 2025
Current assets	$48,669	$23,491
Noncurrent assets	$161,936	$140,981
Current liabilities	$13,145	$22,988
Noncurrent liabilities	$98,374	$66,509
Equity attributable to investee	$99,086	$74,975

	Three Months Ended June 30,		Nine Months Ended June 30,
	2026	2025	2026	2025
Revenues	$19,332	$16,709	$54,980	$46,932
Cost of revenues	$4,657	$2,928	$10,660	$7,725
Net income attributable to investees	$5,496	$872	$9,167	$4,881

As of September 30, 2026 and December 31, 2025, the fair value of these investments totaled $19,672 and $19,835, respectively, and is included in the “Securities and other investments owned, at fair value” line item in the accompanying unaudited condensed consolidated balance sheets.

NOTE 8 — SECURITIES LENDING

The following table presents the contractual gross and net securities borrowing and lending balances and the related offsetting amount as of September 30, 2026 and December 31, 2025:

	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets(1)	Net amounts included in the consolidated balance sheets	Amounts not offset in the consolidated balance sheets but eligible for offsetting upon counterparty default(2)	Net amounts
As of September 30, 2026
Securities borrowed	$235,009	$—	$235,009	$235,009	$—
Securities loaned	$217,125	$—	$217,125	$217,125	$—
As of December 31, 2025
Securities borrowed	$114,937	$—	$114,937	$119,872	$—
Securities loaned	$97,321	$—	$97,321	$89,142	$8,179

(1)	Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.
(2)	Represents the fair value of collateral held/posted which is comprised of financial instruments.

The following table presents the gross obligation of securities lending transactions accounted for as secured borrowings by the class of collateral pledged as of September 30, 2026 and December 31, 2025:

	Remaining contractual maturity -
	Overnight and continuous
	September 30, 2026	December 31, 2025
Securities lending transactions:
Corporate securities - fixed income	$265	$453
Equity securities	216,860	96,868
Total securities loaned	$217,125	$97,321

The Company’s securities lending transactions require us to pledge collateral based on the terms of each contract which is generally denominated in U.S. dollars and marked to market on a daily basis. If the fair value of the collateral pledged for these transactions declines, the Company could be required to provide additional collateral to the counterparty, therefore decreasing the amount of assets available for other liquidity needs that may arise. The Company’s liquidity risk is mitigated by maintaining offsetting securities borrowed transactions in which the Company receives cash from the counterparty which, in general, is equal to or greater than the cash the Company posts on securities lending transactions.

Interest expense from securities lending activities is included in operating expenses related to operations in the Capital Markets segment. Such expense is incurred from equity and fixed income securities that are loaned to the Company and totaled $1,100 and $2,094 during the three months ended September 30, 2026 and 2025, respectively, and $2,723 and $4,781 during the nine months ended September 30, 2026 and 2025, respectively.

NOTE 9 — ACCOUNTS RECEIVABLE

The components of accounts receivable, net, from revenue from contracts with customers include the following:

	September 30, 2026	December 31, 2025
Accounts receivable	$51,193	$52,631
Investment banking fees, commissions and other receivables	13,429	8,950
Total accounts receivable	64,622	61,581
Allowance for credit losses	(5,560)	(6,108)
Accounts receivable, net	$59,062	$55,473

Additions and changes to the allowance for credit losses consist of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Balance, beginning of period	$6,209	$6,022	$6,108	$6,100
Changes to reserve	350	973	1,223	2,587
Other adjustments and write-offs	(999)	(415)	(1,771)	(2,090)
Recoveries	—	—	—	(17)
Balance, end of period	$5,560	$6,580	$5,560	$6,580

NOTE 10 — LOANS RECEIVABLE, AT FAIR VALUE

Loans receivable consist of the following:

		At Fair Value		Outstanding Principal Balance, Net of Discounts		Outstanding Principal Balance in Excess of Fair Value
	Maturity	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	Dates	2026	2025	2026	2025	2026	2025
Related Party Loans Receivable:
Vintage Capital Management, LLC	December 2027	n/a	$1,835	n/a	$224,968	n/a	$223,133
Conn’s, Inc.	February 2027	n/a	—	n/a	70,425	n/a	70,425
Torticity, LLC	September 2029	—	—	16,333	16,333	16,333	16,333
Other related party loans	Various through August 2027	1,086	1,000	1,164	1,164	78	164
Total related party loans receivable		1,086	2,835	17,497	312,890	16,411	310,055

XBP Americas, LLC	October 2026	7,021	21,415	7,021	21,731	—	316
Norlin EV Limited	December 2025	n/a	10	n/a	1,233	n/a	1,223
Other loans receivable	Various	2,691	2,043	8,933	7,845	6,242	5,802
Total loans receivable		$10,798	$26,303	$33,451	$343,699	$22,653	$317,396

The Company has elected to measure loans at fair value to provide management with a more relevant representation for evaluating risk, performance reporting, market conditions and economic events in earnings on a more timely basis and to provide reporting of the current value of those assets in the accompanying unaudited condensed consolidated balance sheets. During the three months ended September 30, 2026 and 2025, the Company recorded realized and unrealized gains of $1,215 and $1,299, respectively, and net realized and unrealized gains and (losses) of $12,005 and $(5,997) during the nine months ended September 30, 2026 and 2025, respectively, on loans receivable at fair value. Net realized and unrealized gains and losses on loans receivable are reflected in the “Fair value adjustments on loans” line item in the accompanying unaudited condensed consolidated statements of operations.

Loans receivable at fair value on non-accrual and 90 days or greater past due was zero and $1,835, which represented approximately zero and 7.0% of total loans receivable at fair value as of September 30, 2026 and December 31, 2025, respectively. The principal balances of loans receivable on non-accrual and 90 days or greater past due was $21,276 and $320,285 as of September 30, 2026 and December 31, 2025, respectively.

Interest income for loans receivable on non-accrual and/or 90 days or greater past due is recognized separately from the “Fair value adjustments on loans” line item in the accompanying unaudited condensed consolidated statements of operations. The amount of gains (losses) included in earnings attributable to changes in instrument-specific credit risk was $1,215 and $1,316 during the three months ended September 30, 2026 and 2025, respectively, and $3,223 and $(5,980) for the nine months ended September 30, 2026 and 2025, respectively. The gains or losses attributable to changes in instrument-specific risk were determined by management based on an estimate of the fair value change during the period specific to each loan receivable.

The Company may periodically provide limited guarantees to third parties for loans that are made to investment banking and lending clients. As of September 30, 2026, the Company has outstanding limited guarantee arrangements with respect to B&W as further described in Note 27(b) - Babcock and Wilcox Commitments and Guarantees. In accordance with the credit loss standard, the Company evaluates the need to record an allowance for credit losses for these loan guarantees since they have off-balance sheet credit exposures. On June 18, 2025, an amendment was made to the Axos Guaranty, as defined in Note 27 - Commitments and Contingencies, whereby the Company’s obligations as guarantor were suspended until January 1, 2027. On February 25, 2026, the Axos Guaranty was terminated and is of no further force and effect as further discussed in Note 27 - Commitments and Contingencies - (b) Babcock and Wilcox Commitments and Guarantees.

Vintage Capital Management, LLC Loan Receivable

On August 21, 2023, one of the Company’s subsidiaries and Vintage Capital Management, LLC (“VCM”), an affiliate of Brian Kahn (“Mr. Kahn”), amended and restated a promissory note (the “Amended and Restated Note”), pursuant to which VCM owes the Company’s subsidiary the aggregate principal amount of $200,506, which bears interest at the rate of 12.00% per annum paid-in-kind with a maturity date of December 31, 2027. The Amended and Restated Note requires repayments prior to the maturity date from certain proceeds received by VCM, Mr. Kahn or his affiliates from, among other proceeds, distributions or dividends paid by Freedom VCM, Inc. (“Freedom VCM”) in an amount equal to the greater of (i) 80% of the net after-tax proceeds, and (ii) 50% of gross proceeds. Amounts owing under the Amended and Restated Note may be repaid at any time without penalty. The obligations under the Amended and Restated Note are primarily secured by a first priority perfected security interest in Freedom VCM equity interests owned by Mr. Kahn, the chief executive officer (“CEO”) and a member of the board of directors of Freedom VCM as of December 31, 2023, and his spouse with a value, based on the transaction price of the take private transaction that included the acquisition of FRG by a buyer group that included members of senior management of FRG, led by Mr. Kahn, FRG’s then CEO (the “FRG take-private transaction”), of $227,296 as of August 21, 2023.

On January 22, 2024, Mr. Kahn resigned as CEO and a member of the board of directors of Freedom VCM. On November 3, 2024, Freedom VCM filed voluntary petitions for relief under Chapter 11 (“Chapter 11 Cases”) of Title 11 of the United States Bankruptcy Code (“Bankruptcy Code”), which impacted the collateral for this loan receivable. To the extent the loan balance and accrued interest exceed the underlying collateral value of the loan, an unrealized loss will be recorded in the accompanying unaudited condensed consolidated statements of operations. On a quarterly basis, the Company will continue to obtain third party appraisals to evaluate the value of the collateral of the loan since the repayment of the loan and accrued interest will be paid primarily from the cash distributions from Freedom VCM or foreclosure on the underlying collateral.

On June 1, 2025, the United States Bankruptcy Court for the District of Delaware entered an Order Confirming the Ninth Amended Joint Chapter 11 Plan of Franchise Group, Inc. and its affiliated debtors (the “FRG Plan”). Under the FRG Plan, all equity interests and claims related thereto were cancelled and such equity interest holders, including Freedom VCM as an equity holder of Franchise Group, Inc., will not receive any property or distributions under the FRG Plan. As a result of the FRG Plan, the Company does not expect to receive any proceeds or distributions from the Freedom VCM equity interests owned by Mr. Kahn and his spouse that collateralize the VCM loan receivable.

On September 29, 2025, the SEC filed a complaint in the U.S. District Court for the District of New Jersey against Prophecy Asset Management LP (“Prophecy”), Prophecy’s CEO, and Mr. Kahn alleging violations of certain of the antifraud provisions of federal securities laws. On November 10, 2025, news reports and a court filing by the U.S. Attorney’s Office for the District of New Jersey indicated that the U.S. Attorney’s Office has charged Kahn with securities fraud in connection with his activities as a Prophecy sub-adviser. On December 10, 2025, Mr. Kahn pleaded guilty to one count of conspiracy to commit securities fraud. Mr. Kahn is awaiting sentencing.

In February 2026, the Company collected proceeds of $1,855 on the loan receivable from the sale of all of the collateral that the Company held for the Vintage loan. No additional collections are expected on the loan receivable.

Conn’s, Inc. Loan Receivable

On December 18, 2023, W.S. Badcock Corporation, a Florida corporation was sold by Freedom VCM to Conn’s, Inc. (“Conn’s”) whereby the Company loaned Conn’s $108,000 pursuant to the “Conn’s Term Loan” which bears interest at an aggregate rate per annum equal to the Term Secured Overnight Financing Rate (“SOFR”) Rate (as defined in the Conn’s Term Loan), subject to a 4.80% floor, plus a margin of 8.00% and matures on February 20, 2027. Future collection of the Conn’s loan receivable is expected to be paid from the sale of assets and servicing of a pool of consumer receivables that serve as collateral for the loan where the Company has a second lien on these assets.

On July 23, 2024, Conn’s and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 Cases of Title 11 of the Bankruptcy Code in the Southern District of Texas. The commencement of the Chapter 11 Cases constitutes an event of default that accelerates the repayment obligations of the loan receivable issued to Conn’s. Any efforts to enforce repayment obligations under the Conn’s loan are automatically stayed as a result of the Chapter 11 Cases and the Company’s rights of enforcement in respect of this loan are subject to the applicable provisions of the Bankruptcy Code. As a result of the Chapter 11 Cases, the Conn’s loan receivable was placed on non-accrual status.

The loan had a fair value of zero as of December 31, 2025, and was written off effective January 1, 2026. At the time of the write-off, Conn’s was no longer considered a related party of the Company. During the nine months ended September 30, 2026, the Company recovered $8,600 of proceeds from the collateral for the loan receivable which is included in “Fair value adjustments on loans” line item in the accompanying unaudited condensed consolidated statements of operations.

Torticity, LLC Loan Receivable

On November 2, 2023, B. Riley Principal Investments, LLC (“BRPI”), a wholly owned subsidiary of the Company, along with other lenders, entered into a loan receivable with Torticity, LLC for an aggregate principal amount of $25,000, of which $15,000 was BRPI’s total principal commitment. On November 20, 2023, BRPI transferred the promissory note to B. Riley Commercial Capital, LLC (“BRCC”), another wholly owned subsidiary of the Company. The loan receivable bore interest at 15.00% per annum paid quarterly at 7.50% per annum in cash and 7.50% per annum payment-in-kind to be capitalized and added to the outstanding principal balance. Subsequent to December 31, 2024, there were amendments to the loan. However, the entire loan remained impaired with no fair value at September 30, 2026, and there has been no interest income on the loan receivable during the nine months ended September 30, 2026 and all of 2025.

XBP Americas, LLC (formerly Exela Technologies, Inc. (“Exela”)) Loans Receivable

As of September 30, 2026, the Company had a loan receivable and an accounts receivable facility with XBP Americas, LLC (“XBP Americas”), with fair value balances of $6,525 and $496, respectively. As of December 31, 2025, the Company had a loan receivable, accounts receivable facility, and unsecured note with XBP Americas, with fair value balances of $15,459, $1,440, and $4,516, respectively.

Exela Loan

On February 27, 2023, BRCC loaned Exela Receivables 3 Holdco, LLC (“Holdco”) $31,500, and on August 18, 2023, assigned the loan receivables to BRF Finance Co., LLC (or “BRF”), a wholly owned subsidiary of the Company (the “Exela Loan”). The Exela Loan bears interest at a rate equal to Term SOFR plus 7.50%, with interest payable monthly in arrears.

The obligations under the Exela Loan are fully and unconditionally guaranteed, on a joint and several basis, by certain subsidiaries of XBP Americas. The loan is secured by liens on substantially all assets of XBP Americas and certain guarantors, including accounts receivable, inventory, cash and deposit accounts, equipment, equity interests in subsidiaries, general intangibles and related assets. The Company’s liens are subordinated to the liens securing XBP Americas’ senior debt facilities.

On July 29, 2025, the Company amended the Exela Loan to, among other things, reassign the loan receivable to XBP Americas, a subsidiary under common control with Holdco, as borrower, provide for an option to extend the maturity date, include additional events of default, and require mandatory principal repayments. The borrower exercised this extension option on March 27, 2026, extending the maturity date to September 30, 2026.

Pursuant to the amended terms, the borrower is required to make a one-time prepayment of $1,250 on the earlier of (i) sixty days following the fourth and final Monthly Purchase and (ii) the third Business Day following the termination of the Exela AR Facility (as defined below) upon achievement of the applicable collections milestone, which was achieved in January 2026. In addition, commencing February 6, 2026, the borrower is required to make monthly principal payments of $1,000 on the fifth Business Day of each month until the loan is repaid in full. During the three and nine months ended September 30, 2026, the borrower made $3,000 and $9,250 of such mandatory principal repayments.

On September 30, 2026, the Company amended the Exela Loan to extend the maturity date from September 30, 2026 to October 1, 2026. As of September 30, 2026 and December 31, 2025, the outstanding principal balance of the Exela Loan was $6,525 and $15,775, respectively. The borrower repaid the remaining balance of $6,525 on October 1, 2026.

Exela AR Facility

On February 12, 2024, BR Exar, LLC (“BREL”), an affiliate of BRCC, entered into a receivables purchase agreement with Exela BR SPV, a subsidiary under common control with XBP Americas (as subsequently amended, the “Exela AR Facility”), pursuant to which BREL purchased certain existing receivables and future receivables until the achievement of a specified collection milestone. As of December 31, 2025, the Exela AR Facility had an outstanding balance of $1,440, which was repaid in full as of January 12, 2026.

On December 31, 2025, the Company entered into an unsecured promissory note with Exela in the principal amount of $5,000. The note bore no interest and included an original issue discount of $500. The unsecured promissory note matured on January 21, 2026, following full collection under the Exela AR Facility. The borrower repaid $5,000 to fully extinguish the unsecured promissory note on the maturity date.

On January 21, 2026, BREL entered into an amended and restated receivables purchase agreement with certain subsidiaries of XBP Americas (including subsequent amendments, the “Amended Exela AR Facility”). On May 14, 2026, BREL entered into an amendment which increased the aggregate receivables to be purchased by $4,625, for a total amount of up to $24,625 of receivables.

In connection with the Amended Exela AR Facility, the Company provided total consideration of $22,623.

During the three and nine months ended September 30, 2026, the Company collected $11,643 and $30,629 under the Amended Exela AR Facility, respectively, and as of September 30, 2026, $496 remained outstanding under the Amended Exela AR Facility.

NOTE 11 — EQUITY METHOD INVESTMENTS

Equity investments accounted for under the equity method of accounting consist of the following:

	September 30, 2026		December 31, 2025
	Percentage Ownership	Investment Balance	Percentage Ownership	Investment Balance
Investments accounted for under the equity method:
Great American Holdings, LLC	38.5%	$62,250	38.4%	$83,349
SW-B. Riley Retail Opportunity Fund	22.6%	5,809	22.6%	7,084
Total equity method investments		$68,059		$90,433

Equity investments that are accounted for under the equity method of accounting are included in the “Equity investments” line item in the accompanying unaudited condensed consolidated balance sheets. The Company’s share of earnings or losses from equity method investees is included in the “(Loss) income from equity investments” line item in the accompanying unaudited condensed consolidated statements of operations.

The summarized financial information with respect to the equity method investments noted below for purposes of disclosure are presented a quarter in arrears whereas balance sheet amounts as of June 30, 2026 and September 30, 2025 correspond to amounts as of September 30, 2026 and December 31, 2025, respectively, and income statement amounts during the three and nine months ended June 30, 2026 and 2025 (or partial periods as noted below) correspond to amounts during the three and nine months ended September 30, 2026 and 2025, respectively.

Great American Holdings, LLC

On November 15, 2024, the Company completed the sale of a majority interest in GA Holdings to Oaktree (the “Great American Transaction”). Upon completion of the sale, the Company retained a minority ownership interest in the Class A common units of GA Holdings. GA Holdings operations include appraisal and valuation services, real estate, and retail, wholesale & industrial auction and liquidation services to help clients dispose of assets that include multi-location retail inventory, wholesale inventory, trade fixtures, machinery and equipment, intellectual property and real property. GA Holdings has three classes of equity interests which include common interests, Class A preferred interests and Class B preferred interests. The Company accounts for its investment in GA Holdings under the equity method of accounting with a three-month lag.

Under the equity method of accounting, the Company records its proportionate share of earnings or losses; however, given the capital structure of GA Holdings the Company applies the Hypothetical Liquidation at Book Value (“HLBV”) method on a three-month lag to determine the allocation of profits and losses since the liquidation rights and priorities, as defined by the limited liability agreement of GA Holdings, differ from the Company’s underlying ownership interest. The HLBV method calculates the proceeds that would be attributable to each partner based on the liquidation provisions of the limited liability agreement as if GA Holdings was to be liquidated at book value as of the balance sheet date. Each partner’s allocation of income or loss in the period is equal to the change in the amount of net equity they are legally able to claim based on a hypothetical liquidation of the entity at the end of a reporting period compared to the beginning of that period, adjusted for any capital transactions.

Based on the terms of the limited liability company agreement, the Company recorded equity in the net (loss) income attributable to GA Holdings using the HLBV method of $(1,042) and $6,410 for the three months ended September 30, 2026 and 2025, respectively, and $(6,547) and $2,771 for the nine months ended September 30, 2026 and 2025, respectively.

The following tables contain summarized financial information with respect to GA Holdings:

	June 30, 2026	September 30, 2025
Current assets	$55,294	$58,177
Noncurrent assets	$378,719	$283,238
Current liabilities	$87,481	$51,024
Noncurrent liabilities	$16,881	$518
Mezzanine equity - preferred units	$279,097	$279,097
Equity attributable to investee	$50,554	$10,776

	For the Three Months Ended June 30,		Nine Months Ended	Period from November 15, 2024
	2026	2025	June 30, 2026	to June 30, 2025
Revenue	$64,854	$55,947	$157,442	$114,683
Cost of revenue and expenses	$58,629	$54,203	$145,178	$105,431
Net income attributable to investee	$6,225	$1,744	$12,264	$9,252

The Company sold its equity interest in GA Holdings to Oaktree for $62,250 on November 3, 2026, and Oaktree agreed to lend the Company $26,500. The $62,250 of consideration the Company is receiving from Oaktree consists of $10,570 of cash and $51,680 of reduction of indebtedness owed under the Oaktree Term Loan as more fully described in Note 15 - Term Loans and Revolving Credit Facilities. This resulted in the Company recording an other than temporary impairment charge of $14,552 at September 30, 2026, which is included in the “(Loss) income from equity investments” line item in the accompanying unaudited condensed statement of operations. This resulted in a reduction in the carrying value of the GA Holdings equity investment from $76,802 to its estimated fair value of $62,250 (see Note 6 - Fair Value Measurements).

GA Joann Retail Partnership, LLC (“Joann Retail”)

On February 27, 2025, the Company contributed capital and certain financial support in the form of cash and subordinated debt in exchange for a 47.4% minority ownership interest in Joann Retail. Joann Retail’s operations include the acquisition and liquidation of Joann Inc’s (and its subsidiaries) retail assets. Joann Retail has two classes of equity interest which include voting Class A and nonvoting Class B interests.

As of September 30, 2026, the Company’s investment in Joann Retail was zero as the Company had fully recovered its initial investment of $6,163 in Joann Retail during the second quarter of 2025. Prior to the recovery of the Company’s initial investment, the investment in Joann Retail was adjusted for the Company’s proportionate share of equity method income or losses and of cash distributions received. The cash received distributions of $631 and $2,666 in excess of the Company’s investment balance and share of equity earnings during the nine months ended September 30, 2026 and 2025, which is recognized as other income and included in the “(Loss) income from equity investments” line item in the accompanying unaudited condensed consolidated statements of operations.

The following tables contain summarized financial information with respect to Joann Retail:

	June 30, 2026	September 30, 2025
Current assets	$14,089	$27,415
Current liabilities	$14,089	$27,415
Equity attributable to investee	$—	$—

	For the Three Months Ended June 30,		Nine Months Ended	Period from February 27, 2025
	2026	2025	June 30, 2026	to June 30, 2025
Revenue	$1,240	$158,990	$10,494	$158,990
Cost of revenue and expenses	649	94,825	3,080	98,440
Net income attributed to investee	$591	$64,165	$7,414	$60,550

SW-B. Riley Retail Opportunity Fund (“SW-B. Retail”)

After the consolidation of BRC Trust as discussed in Note 3 - Variable Interest Entities and Note 17 - Noncontrolling Interests, the Company’s ownership percentage in SW-B. Retail is 22.6%. During the three months ended September 30, 2026 and 2025, the Company recorded equity method income of $472 and $118 respectively, and for the nine months ended September 30, 2026 and 2025, the Company recorded equity method income of $633 and $101 respectively.

NOTE 12 — PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following:

	September 30, 2026	December 31, 2025
Inventory, net	$44,419	$48,020
Rental merchandise, net	12,684	13,372
Prepaid expenses	13,667	23,148
Unbilled receivables	1,971	2,727
Income taxes receivable	23,981	18,673
Other receivables, net	11,007	12,394
Other assets	10,232	10,316
Prepaid expenses and other assets	$117,961	$128,650

Unbilled receivables represent amounts not yet billed to customers, consisting of mobile handsets and services provided but not yet billed in the Marconi Wireless segment, and hardware, installation, and usage services for customers in the Lingo segment. Other receivables primarily consist of interest receivables on loans and advances to financial advisors, net. Other assets primarily consist of deposits, contract costs and finance lease assets.

NOTE 13 — GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying amount of goodwill at September 30, 2026 and December 31, 2025 was $392,687. Goodwill is comprised of $158,834 for the Capital Markets Segment, $37,334 for the Wealth Management Segment, $71,551 for the Lingo Segment, $106,461 for the magicJack Segment, $128 for the Marconi Wireless Segment, $15,727 for the UOL Segment, and $2,652 for the Corporate and All Other category. Goodwill is net of accumulated impairment losses of $137,445, of which $79,781 and $57,664 were recorded in the Consumer Products Segment and Corporate and All Other category, respectively.

Intangible assets consisted of the following:

		As of September 30, 2026			As of December 31, 2025
	Estimated Useful Life in Years	Gross Carrying Value	Accumulated Amortization	Intangibles, Net	Gross Carrying Value	Accumulated Amortization	Intangibles, Net
Amortizable assets:
Customer relationships	1 to 13	$240,780	$(163,805)	$76,975	$240,780	$(148,015)	$92,765
Domain names	7	170	(170)	—	170	(170)	—
Franchise rights and advertising relationships	8 to 10	755	(298)	457	755	(247)	508
Internally developed software and other intangibles	0.5 to 5	28,597	(27,269)	1,328	28,597	(26,116)	2,481
Tradenames	9	7,800	—	7,800	—	—	—
Trademarks	3 to 10	19,950	(13,511)	6,439	19,950	(12,014)	7,936
Total		298,052	(205,053)	92,999	290,252	(186,562)	103,690

Non-amortizable assets:
Tradenames		1,600	—	1,600	14,600	—	14,600
Total intangible assets		$299,652	$(205,053)	$94,599	$304,852	$(186,562)	$118,290

Intangible assets related to tradenames are net of accumulated impairment losses of $27,200, which were recorded in the Consumer Products segment.

Amortization expense was $6,066 and $6,674 during the three months ended September 30, 2026 and 2025, respectively and $18,490 and $21,127 during the nine months ended September 30, 2026 and 2025, respectively. As of September 30, 2026, estimated future amortization expense was $6,284, $24,139, $20,963, $16,337, and $12,034 for the years ended December 31, 2026 (remaining three months), 2027, 2028, 2029 and 2030, respectively. The estimated future amortization expense after December 31, 2030 was $13,242.

The Company performs impairment tests for goodwill and indefinite-lived intangible assets as of December 31 of each year and between annual impairment tests if an event occurs or circumstances change that would more likely than not reduce the fair values of the Company’s reporting units or intangible assets below their carrying values. As a result of the current financial performance of the Company’s Tiger US Holdings, Inc. (“Targus”) subsidiary, which comprises the reporting unit of all operations within the Consumer Products segment, as well as current market conditions in the personal computer market for computers and accessories, the Company updated its long-term forecasts for the reporting unit and performed interim quantitative assessments of the Targus tradename as of June 30, 2026 and September 30, 2026. These assessments resulted in non-cash impairment charges of $4,000 and $1,200, respectively ($5,200 for the nine months ended September 30, 2026), recorded in impairment of tradename in the accompanying condensed consolidated statements of operations, reducing the carrying value of the Targus tradename from $13,000 to $7,800.

The Targus tradename was measured at fair value on a nonrecurring basis as of June 30, 2026 and September 30, 2026 using the relief-from-royalty method. The estimated fair value of the Targus tradename was $9,000 as of June 30, 2026 and $7,800 as of September 30, 2026. The fair value measurement is classified as Level 3 within the fair value hierarchy as the significant inputs are unobservable and reflect management’s estimates and assumptions. The key inputs used in the valuations included projected revenues, royalty rates of 1.0%, long-term growth rates of 3.0%, and discount rates of 22.0% and 23.0% at June 30, 2026 and September 30, 2026, respectively.

In connection with the September 30, 2026 impairment assessment, the Company reassessed the useful life of the Targus tradename, which had been classified as an indefinite-lived intangible asset since the acquisition of Targus in October 2022. Based on the recent financial performance of the Targus business and the competitive environment in which it operates, the Company determined that the Targus tradename no longer met the criteria to be classified as an indefinite-lived intangible asset and that a finite useful life was more appropriate. Accordingly, as of September 30, 2026, following recognition of the impairment charge described above, the Company reclassified the Targus tradename, with a carrying value of $7,800, which was accounted for as a non-amortizable intangible asset with an indefinite life to an amortizable intangible asset with an estimated remaining useful life of nine years. The tradename is presented within amortizable tradenames in the table above and will be amortized on a straight-line basis beginning October 1, 2026. The change in the estimated useful life is accounted for prospectively as a change in accounting estimate with amortization expense beginning October 1, 2026. The Company expects the change to increase amortization expense by approximately $217 for the three months ended December 31, 2026, approximately $867 in each of the years ending December 31, 2027 through 2034, and approximately $650 for the year ending December 31, 2035.

NOTE 14 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	September 30, 2026	December 31, 2025
Accrued payroll and related expenses	$52,713	$58,422
Dividends payable	123	611
Income taxes payable	1,901	697
Other tax liabilities	14,278	14,439
Accrued expenses	29,503	45,154
Other liabilities	26,680	35,457
Accrued expenses and other liabilities	$125,198	$154,780

Other tax liabilities primarily consist of uncertain tax positions, sales and VAT taxes payable, and other non-income tax liabilities. Accrued expenses primarily consist of accrued trade payables, investment banking payables and legal settlements. Other liabilities primarily consist of interest payables, accrued legal fees and finance lease liabilities.

NOTE 15 — TERM LOANS AND REVOLVING CREDIT FACILITIES

Term loans and revolving credit facilities are comprised of the following:

	September 30, 2026		December 31, 2025
	Interest Rate	Principal	Interest Rate	Principal
Term Loans:
BRPAC Term Loan	7.02%	$55,500	6.83%	$64,000
Oaktree Term Loan	11.77%	65,625	11.82%	64,117
Subtotal		121,125		128,117
Less: Unamortized debt issuance costs and discount		(5,704)		(8,820)
Total Term Loans		$115,421		$119,297

	September 30, 2026		December 31, 2025
	Weighted Average		Weighted Average
	Interest Rate	Principal	Interest Rate	Principal
Revolver Loans:
Targus Revolver Loan	6.77%	$16,285	7.20%	$6,638
BRPAC Revolver Loan	6.63%	16,000	—%	—
Total Revolver Loans		$32,285		$6,638

Oaktree Credit Agreement

On February 26, 2025, the Company and BRFH (“BRFH Borrower”) entered into a new credit agreement with a group of funds indirectly or directly controlled by Oaktree Capital Management, L.P. with Oaktree Fund Administration, LLC, acting as the administrative agent and collateral agent. The credit agreement provided for (i) a three-year $125,000 secured term loan credit facility (the “Oaktree Term Loan”) and (ii) a four-month $35,000 secured delayed draw term loan credit facility (the “Delayed Draw Facility” and, together with the Oaktree Term Loan, the “Oaktree Credit Facility”). The Oaktree Term Loan matures on the earliest of (i) February 26, 2028, and (ii) a springing maturity date 91 days prior to the maturity of any series of bonds, notes or bank indebtedness of the Company or the BRFH Borrower outstanding on such date with an aggregate amount exceeding $10,000.

At September 30, 2026, under the Oaktree Credit Agreement, certain assets with a total carrying value of $134,496 collateralize the $65,625 outstanding balance of the Oaktree Term Loan, and these assets primarily consist of (a) the common and preferred equity interest in GA Holdings, (b) certain other designated loans receivable and equity investments held by the BRFH Borrower, and (c) the equity interests in the BRFH Borrower’s subsidiaries. These assets of the BRFH Borrower are placed into a borrowing base (the “Borrowing Base”), which serves to limit the borrowings under the Oaktree Credit Facility. The sale of an asset in the Borrowing Base requires the BRFH Borrower to make a prepayment in an amount equal to the proceeds of such disposition multiplied by the percentage “credit” that is assigned to such asset in the Borrowing Base. The BRFH Borrower may be obligated to prepay the loans or post cash in a controlled account in the event the Borrowing Base falls below a certain level as defined in the Oaktree Credit Facility. In 2025, the Company repaid the Delayed Draw Facility in full and sold certain assets in the Borrowing Base that required the Company to repay $62,500 of principal on the Oaktree Term Loan reducing its outstanding balance from $125,000 to $62,500. In accordance with paydowns on the Oaktree Credit Facility, the Company recorded losses on debt extinguishment in the amount of $15,639 during the nine months ended September 30, 2025, included in the “(Loss) gain on extinguishment of debt” line item in the unaudited condensed consolidated statement of operations.

The Oaktree Credit Agreement includes covenants which, among other things, limit the Company’s, the BRFH Borrower’s and the BRFH Borrower’s subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness, and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests. The Company is in compliance with all financial covenants in the Oaktree Credit Agreement as of September 30, 2026.

Interest expense on the Oaktree Credit Facility during the three months ended September 30, 2026 and 2025 was $3,287 and $1,330, respectively. Interest expense on the Oaktree Credit Facility during the nine months ended September 30, 2026 and 2025 was $9,728 and $9,089, respectively.

The Company issued warrants (“Oaktree Warrants”) to certain affiliates of Oaktree Capital Management, L.P. (the “Oaktree Holders”) in connection with the Oaktree Term Loan to purchase approximately 1,832,290 shares. The Company determined the Oaktree Warrants met the criteria for liability classification under ASC 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity, and recorded an initial warrant liability of $7,860. On May 28, 2026, the Oaktree Holders sent a cashless exercise notice to the Company in accordance with the terms of the Oaktree Warrants. On May 29, 2026, the Company issued an aggregate of 915,251 shares of common stock to the Oaktree Holders in full settlement of the warrants. The shares underlying the Oaktree Warrants are registered for resale on Form S-1 (which was subsequently amended by a Post-Effective Amendment) (Reg. No. 333-293348). As of May 29, 2026, the Oaktree Warrants have been fully exercised and are no longer outstanding. Changes in the fair value of the warrant liability prior to the exercise are reported in the “Other income (expense)” section in our accompanying unaudited condensed consolidated statements of operations. Refer to Note 23(a) - Common Stock Warrants.

On August 7, 2026, the Company and the BRFH Borrower entered into Amendment No. 5 to the Oaktree Credit Facility (“Amendment No. 5”), which eliminated the Oaktree Term Loan exit fee in exchange for a $3,125 payment-in-kind amendment fee, increasing the outstanding principal from $62,500 to $65,625.

On September 28, 2026, the Company and the BRFH Borrower entered into Amendment No. 6 (“Amendment No. 6”), requiring prepayment of the Oaktree Term Loan, subject to the applicable premium, equal to 50% of cash distributions received from BRPAC (as defined below) and its subsidiaries. Amendment No. 6 also provided lender consent and limited covenant waivers for the proposed Sangoma Technologies Corporation transaction and related financing. The amendment did not modify the loan’s interest rate, principal, maturity, or prepayment premium, and no fees were paid to lenders.

Both amendments were accounted for as troubled debt restructurings. As the future undiscounted cash payments under the terms of the modified debt exceeded the carrying amount of the debt on each modification date, the Company accounted for each restructuring prospectively using the revised effective interest rate established at that date. Following Amendment No. 5, the springing maturity and voluntary prepayment features were no longer bifurcated and were recombined with the host instrument, the remaining embedded derivatives had de minimis fair value, and the Oaktree Credit Facility ceased to be accounted for as indexed debt. Amendment No. 6 includes a mandatory prepayment feature requiring bifurcation, resulting in a $190 increase to the compound embedded derivative and a corresponding debt discount. As of September 30, 2026, the embedded derivative has a fair value of $190 (See Note 6 - Fair Value Measurements). Subsequent changes in fair value of the embedded derivative are reported in the “Other income (expense)” section in our accompanying unaudited condensed consolidated statements of operations.

On November 3, 2026, in connection with the sale of the Company’s interest in GA Holdings (see Note 11 - Equity Method Investments), the Company and the BRFH Borrower entered into Amendment No. 7 to the Oaktree Credit Facility and Amendment No. 2 to the Guarantee and Collateral Agreement, which (i) provided for $51,680 of reduction of indebtedness owed under the Oaktree Term Loan, (ii) provided additional term loan proceeds of $26,500, (iii) required a transaction fee of $3,281 paid in kind and added to the principal of the Oaktree Term Loan in exchange for removal of the prepayment premium on any balance outstanding following Amendment No. 7, (iv) required a closing fee of 2.0% of the term loan proceeds, and (v) released the Company’s interests in GA Holdings from the borrowing base and the collateral securing the Oaktree Term Loan. Following Amendment No. 7, the outstanding balance on the Oaktree Credit Facility is $43,727.

Targus/FGI Credit Agreement

On August 20, 2025, Targus (“Targus Borrower”) and certain of the Targus Borrower’s direct and indirect subsidiaries (the “FGI Loan Parties”) entered into a Revolving Credit, Receivables Purchase, Security and Guaranty Agreement (the “Targus/FGI Credit Agreement”) with FGI Worldwide LLC (“FGI”), as agent and for a three-year $30,000 revolving loan facility, the proceeds of which were used to refinance and repay all obligations under the Targus Credit Agreement with PNC Bank, National Association, dated October 18, 2022 (the “Prior Targus Credit Agreement”). Accordingly, the Company recorded a loss on extinguishment of debt of $950, which is included in the “(Loss) gain on extinguishment of debt” line item in the unaudited condensed consolidated statements of operations during the three and nine months ended September 30, 2025.

The Targus/FGI Credit Agreement is a revolving line of credit facility with a receivables purchase feature under which the purchase of eligible receivables is on a full recourse basis with each borrower retaining the risk of non-payment. The revolving loans bore interest at the greater of (a) 5.25% per annum or (b) 3.00% above the term SOFR for a period of one month plus 10 basis points, plus (c) 0.30% per month collateral management fee. Effective September 30, 2026, the FGI Loan Parties entered into a Second Amendment to the Targus/FGI Credit Agreement (the “Second Amendment”), as further discussed below, whereby the revolving loans bear interest at the greater of (a) 5.25% per annum or (b) 2.75% above the term SOFR for a period of one month plus 10 basis points, plus (c) 0.225% per month collateral management fee. The average borrowings under the revolving loan facility were $12,851 and $11,090 during the nine months ended September 30, 2026 and 2025, respectively. The amount available for borrowings under the Targus/FGI Credit Agreement was $20,203 at September 30, 2026. Interest expense on these loans during the three and nine months ended September 30, 2026 was $412 and $995, respectively. Interest expense on these loans during the three and nine months ended September 30, 2025 was $129. Under the Prior Targus Credit Agreement, the average borrowings under the revolver loan was $14,179 during the nine months ended September 30, 2025. Interest expense on these loans during the three and nine months ended September 30, 2025 was $545 and $1,337, respectively.

The Targus/FGI Credit Agreement provides for an early termination fee, calculated on the $30,000 maximum facility amount, payable if the facility is terminated before its maturity date for any reason. Prior to the Second Amendment, the early termination fee was equal to (a) 2.5% if such termination occurred during the year following August 20, 2025, (b) 1.5% if such termination occurred during the second year following August 20, 2025, or (c) 0.5% if such termination occurred after the second year following August 20, 2025. Effective September 30, 2026, the early termination fee is equal to 1.5%, 1.0% or 0.5% if such termination occurs during the first year, during the second year, or after the second year, respectively, following September 30, 2026.

The Targus/FGI Credit Agreement includes certain embedded features, such as a receivable purchase arrangement, default interest of 3.00%, certain cost reimbursements, and optional and mandatory prepayments that could result in an acceleration of the Company’s obligations. The mandatory prepayments are triggered by asset disposition, event of loss, over advances and upon an event of default. Certain cost reimbursements and default interest upon a non-credit risk event of default were determined to be embedded derivatives. As a result of the Second Amendment, the mandatory prepayment provision upon an event of default was determined to meet the criteria for bifurcation as an embedded derivative. The Company determined the value of all embedded derivatives was de minimis as of September 30, 2026.

The Targus/FGI Credit Agreement is secured by (i) a first priority perfected security interest in and a lien upon all of the assets of the FGI Loan Parties, and (ii) a pledge of all of the equity interests of the Targus Borrower and its direct and indirect subsidiaries. The Targus/FGI Credit Agreement was secured by substantially all Targus assets as collateral defined in the Targus/FGI Credit Agreement, which assets had an aggregate value of approximately $143,648, including $36,389 of accounts receivable and $41,553 of inventory as of September 30, 2026. The Targus/FGI Credit Agreement contains certain covenants, including those limiting the FGI Loan Parties’ ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. The Targus/FGI Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an uncured event of default occurs, FGI would be entitled to take various actions, including the acceleration of amounts outstanding under the Targus/FGI Credit Agreement. The Company is in compliance with all financial covenants in the Targus/FGI Credit Agreement as of September 30, 2026.

As required upon the closing of the Targus/FGI Credit Agreement, one of the Company’s subsidiaries was required to invest an additional $5,000 in Targus in the form of an intercompany subordinated loan. In addition, on March 13, 2026, the Company’s subsidiary agreed to invest an additional $2,000 in accordance with provisions of the Targus/FGI Credit Agreement which increased the balance of the intercompany subordinated loan.

On June 30, 2026, the FGI Loan Parties entered into a First Amendment to Credit Agreement, Limited Waiver, and Omnibus Joinder Agreement (the “First Amendment”) with FGI. Among other things, the First Amendment (i) joined Targus Australia Pty. Ltd. as an additional guarantor and loan party under the Targus/FGI Credit Agreement, (ii) extended the FCCR Conversion Date (the date on which the financial covenant transitions from a minimum Adjusted Consolidated EBITDA test to a fixed charge coverage ratio test) from December 31, 2026 to October 31, 2027, (iii) restructured the measurement period for the Adjusted Consolidated EBITDA financial covenant, resetting the look-back to a one-month trailing period for the test period ending June 30, 2026 and stepping up to a six-month trailing period by November 30, 2026, and (iv) granted a limited waiver of certain defaults that had occurred and were continuing under the Targus/FGI Credit Agreement as of June 30, 2026.

On September 30, 2026, the Second Amendment, among other things, (i) extended the maturity date from August 20, 2028 to August 20, 2029, (ii) reduced the interest rate and the collateral management fee as described above, (iii) amended the early termination fee provisions as described above, and (iv) eliminated the Adjusted Consolidated EBITDA financial covenant for test periods ending after July 31, 2026.

The Second Amendment was accounted for as a troubled debt restructuring. As the future undiscounted cash payments under the amended terms exceeded the carrying amount of the debt on September 30, 2026, no gain was recognized and the carrying amount of the debt was not adjusted. The Second Amendment also resulted in the identification of an additional embedded derivative, as discussed above.

Nomura Credit Agreement

On August 21, 2023, the Company, the BRFH Borrower, and certain direct and indirect subsidiaries of the BRFH Borrower, entered into a credit agreement (the “Nomura Credit Agreement”) with Nomura Corporate Funding Americas, LLC, as administrative agent (“Nomura”), and Computershare Trust Company, N.A., as collateral agent, for a four-year $500,000 secured term loan credit facility and a four-year $100,000 secured revolving loan credit facility. The Nomura Credit Agreement replaced the prior credit agreement with Nomura and Wells Fargo Bank, N.A., as collateral agent, dated June 23, 2021, that had a maturity date of June 23, 2025 (the “Prior Nomura Credit Agreement”). The purpose of the Nomura Credit Agreement was to (i) fund the Freedom VCM equity investment, (ii) prepay in full the Prior Nomura Credit Agreement with an aggregate outstanding balance of $347,877, which included $342,000 in principal and $5,877 in interest and fees, (iii) fund a dividend reserve in an amount not less than $65,000, (iv) pay related fees and expenses, and (v) for general corporate purposes.

On September 17, 2024, the Company entered into Amendment No. 4 to the Nomura Credit Agreement (the “Fourth Nomura Amendment”), and after payment on principal and the addition of loan fees to principal, the outstanding principal balance on the term loan was reduced from $469,750 to $388,127. In connection with the Fourth Nomura Amendment, the revolving credit facility in the amount of $100,000, which had no balance outstanding at September 17, 2024, was terminated and the Company was required to reduce the principal amount of the term loan to be no greater than $100,000 on or prior to September 30, 2025. The scheduled maturity date of the term loan was August 21, 2027.

In connection with the Fourth Nomura Amendment, interest on the term loan increased to SOFR loans accrued interest at the adjusted term SOFR plus an applicable margin of 7.00% cash interest or, at the election of the Company, at the adjusted term SOFR determined plus an applicable margin of 6.00% cash interest plus 1.50% paid-in-kind interest; and base rate loans accrued interest at the base rate plus an applicable margin of 6.00% cash interest or, at the election of the Company, at the adjusted term SOFR determined for such day plus an applicable margin of 5.00% cash interest plus 1.50% PIK Interest. Interest expense on the term loan during the nine months ended September 30, 2025 was $2,457.

As fully discussed in “Oaktree Credit Agreement” above, on February 26, 2025, the Company used proceeds from the Oaktree Credit Facility to repay the outstanding principal balance under the Nomura Credit Agreement and the Nomura Credit Agreement was terminated. Upon repayment, the Company recorded a loss on extinguishment of debt in the amount of $4,666, which was included in the “(Loss) gain on extinguishment of debt” line item in the unaudited condensed consolidated statements of operations during the nine months ended September 30, 2025.

BRPAC Credit Agreement

On January 6, 2025, BRPI Acquisition Co., LLC (“BRPAC”), Lingo, UOL and YMAX Corporation (collectively, the “BRPAC Borrowers”), indirect wholly owned subsidiaries of the Company, in the capacity as borrowers, entered into an amended and restated credit agreement (the “BRPAC Credit Agreement”), with the Banc of California, in its capacity as sole lead arranger, sole book manager, administrative agent and lender (the “Agent”) and the lenders party thereto from time to time to amend and restate the prior BRPAC credit agreement, dated December 19, 2018 (the “Prior BRPAC Credit Agreement”) and replace the prior Lingo credit agreement, dated August 16, 2022 (the “Prior Lingo Credit Agreement”). Certain of the BRPAC Borrowers’ U.S. subsidiaries are parties to and guarantors of all obligations under the BRPAC Credit Agreement (collectively, the “Secured Guarantors”; and together with the BRPAC Borrowers, the “Credit Parties”). In addition, the Company and B. Riley Principal Investments, LLC, the parent company of BRPAC and a subsidiary of the Company, are guarantors of the obligations under the BRPAC Credit Agreement pursuant to standalone guaranty agreements pursuant to which the outstanding membership interests of BRPAC are pledged as collateral.

Pursuant to the BRPAC Credit Agreement, the lenders made a five-year $80,000 term loan to the BRPAC Borrowers, the proceeds of which were used to repay in full the obligations under the Prior BRPAC Credit Agreement and the Prior Lingo Credit Agreement. The BRPAC Credit Agreement also builds in provisions for incremental term loans up to $40,000 allowing certain distributions to the parent company of the BRPAC Borrowers from the proceeds of such incremental term loans. Upon repayment of the Prior Credit Agreement and the Lingo Credit Agreement, the Company recorded a loss on extinguishment of debt in the amount of $389, which was included in the “(Loss) gain on extinguishment of debt” line item in the accompanying unaudited condensed consolidated statements of operations during the nine months ended September 30, 2025. The remaining debt modification was accounted for as a troubled debt restructuring. As the future undiscounted cash payments under the terms of the modified debt exceeded the carrying amount of the old debt on the modification date, the Company accounted for the restructuring on a prospective basis using the revised effective interest rate established under the BRPAC Credit Agreement.

On April 8, 2026 (“Amendment Effective Date”), the BRPAC Borrowers entered into the Third Amendment to the BRPAC Credit Agreement (the “Third Amendment”) with the Agent. In connection with the Third Amendment, the lenders made a new term loan to the BRPAC Borrowers in an aggregate original principal amount of $60,000, the proceeds of which were used to repay in full the outstanding principal balance and accrued interest on the previously outstanding term loans under the BRPAC Credit Agreement. The Third Amendment established a new revolving credit facility with aggregate commitments of $20,000 (the “Revolving Credit Facility”), which was not available under the prior facility. The Revolving Credit Facility matures on January 6, 2030. On April 8, 2026, the BRPAC Borrowers drew $16,000 on the Revolving Credit Facility, which remained outstanding as of September 30, 2026. The new term loan is repayable in quarterly installments of $2,250 beginning June 30, 2026, with the remaining outstanding balance due at maturity on January 6, 2030. In connection with the Third Amendment, the BRPAC Borrowers are permitted to make an aggregate cash dividend of up to $28,000 to the Company’s parent entities on or within two months of the Amendment Effective Date. The BRPAC Credit Agreement, as amended by the Third Amendment, requires the BRPAC Borrowers to maintain (i) a Consolidated Total Funded Debt Ratio not to exceed 2.00x through September 30, 2026, with step-downs to 1.50x, 1.25x, and 1.00x in subsequent periods, and (ii) a Consolidated Fixed Charge Coverage Ratio of not less than 1.20x, tested quarterly beginning March 31, 2026. For accounting purposes, the Third Amendment was considered a troubled debt restructuring. As the future undiscounted cash payments under the terms of the modified debt exceeded the carrying amount of the debt on the modification date, no gain or loss was recognized, and the Company accounted for the restructuring on a prospective basis using the revised effective interest rate established under the Third Amendment.

The borrowings under the BRPAC Credit Agreement bear interest at the greater of (i) the one-month Term SOFR rate plus a margin of 2.75% to 3.50% per annum, depending on the BRPAC Borrowers’ Consolidated Total Funded Debt Ratio, or (ii) a 3.25% per annum floor per annum.

Interest expense on the term loan during the three months ended September 30, 2026 and 2025 was $1,066 and $1,475, respectively. Interest expense on the term loan during the nine months ended September 30, 2026 and 2025 was $3,327 and $4,626, respectively.

The average borrowings under the Revolving Credit Facility was $16,000 during the nine months ended September 30, 2026. The amount available for borrowings under the Revolving Credit Facility was $4,000 at September 30, 2026. Interest expense on the Revolving Credit Facility during the three and nine months ended September 30, 2026 was $284 and $538, respectively. Interest expense on the term loan under the Prior Lingo Credit Agreement during the nine months ended September 30, 2025 was $62.

The obligations under the BRPAC Credit Agreement are secured by first-priority liens on, and first-priority security interests in, substantially all of the assets of the BRPAC Borrowers totaling approximately $287,623 as of September 30, 2026 (which includes $11,792 of accounts receivable and $2,866 of inventory), including a pledge of (a) 100% of the equity interests of the BRPAC Borrowers; (b) 65% of the equity interests in United Online Software Development (India) Private Limited, a private limited company organized under the laws of India; and (c) 65% of the equity interests in magicJack VocalTec Ltd., an Israel corporation. Such security interests are evidenced by pledge, security, and other related agreements.

The BRPAC Credit Agreement contains certain covenants, including those limiting the Credit Parties’, and their subsidiaries’, ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. In addition, the BRPAC Credit Agreement requires the Credit Parties to maintain certain financial ratios. The BRPAC Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an event of default occurs, the agent would be entitled to take various actions, including the acceleration of outstanding amounts due under the BRPAC Credit Agreement. The Company is in compliance with all financial covenants in the BRPAC Credit Agreement as of September 30, 2026.

NOTE 16 — SENIOR NOTES PAYABLE

Senior notes payable, net, are comprised of the following:

	Effective Interest Rate	September 30, 2026	December 31, 2025
Senior Notes Payable, Net of Debt Discount:
5.50% Senior notes due March 31, 2026	—	$—	$101,523
6.50% Senior notes due September 30, 2026	—	—	178,242
5.00% Senior notes due December 31, 2026	5.57%	163,966	176,772
8.00% New Notes due January 1, 2028	0.00%	258,930	268,016
6.00% Senior notes due January 31, 2028	6.50%	207,960	213,989
5.25% Senior notes due August 31, 2028	5.78%	357,472	363,256
Total Senior Notes Payable, Net		$988,328	$1,301,798

As of September 30, 2026 and December 31, 2025, the senior notes had a weighted average interest rate of 5.41% and 5.60%, respectively. Interest on senior notes is payable on a quarterly basis. Interest expense on senior notes totaled $12,679 and $15,184 during the three months ended September 30, 2026 and 2025, respectively. Interest expense on senior notes totaled $40,588 and $54,074 during the nine months ended September 30, 2026 and 2025, respectively.

The senior notes are unsecured obligations and are not secured by any of the Company’s or its subsidiaries’ assets and therefore are effectively subordinated to any existing and future secured indebtedness to the extent of the collateral securing such indebtedness.

During the nine months ended September 30, 2026, the Company completed a series of Section 3(a)(9) Exchanges with the Investor. There was no activity during the three months ended September 30, 2026. During the nine months ended September 30, 2026, the Company exchanged aggregate principal amounts of $69,054, including $42,490 related to troubled debt restructurings, for 8,358,495 of the Company’s common stock. The shares issued had an aggregate fair value of $67,784, based on the closing market price of the Company’s common stock on the applicable settlement dates, which ranged from $6.60 to $9.34 per share. As a result of these exchanges, the carrying amount of the senior notes, together with related accrued interest, was reduced by $69,366 during the nine months ended September 30, 2026. The Company recognized a net gain on extinguishment of debt of $1,338 for the nine months ended September 30, 2026, which is included in the “(Loss) gain on extinguishment of debt” line item in the accompanying condensed consolidated statements of operations. During the nine months ended September 30, 2026, the net gain consisted of troubled debt restructuring gains of $3,509, offset by losses on extinguishment of $2,171.

On March 10, 2026, the Company repurchased $4,293 of the 5.00% Senior Notes due December 31, 2026 from the open market for $4,035. The repurchase was accounted for as a debt extinguishment, and the Company recognized a gain of $269 in the “(Loss) gain on extinguishment of debt” line item in the accompanying condensed consolidated statements of operations during the nine months ended September 30, 2026.

On March 30, 2026, the Company redeemed all of the $95,991 of issued and outstanding 5.50% Senior Notes due March 31, 2026 (the “5.50% 2026 Notes”). The redemption price was equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest up to, but excluding, the redemption date. In connection with the full redemption, the 5.50% 2026 Notes, which were listed on Nasdaq under the ticker symbol “RILYK,” were delisted from Nasdaq and ceased trading on the redemption date.

On September 29, 2026, the Company redeemed all of the $142,137 of issued and outstanding 6.50% Senior Notes due September 30, 2026 (the “6.50% 2026 Notes”). The redemption price was equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest up to, but excluding, the redemption date. In connection with the full redemption, the 6.50% 2026 Notes, which were listed on Nasdaq under the ticker symbol “RILYN,” were delisted from Nasdaq and ceased trading on the redemption date.

During the nine months ended September 30, 2025, the Company completed five private exchange transactions with institutional investors pursuant to which the investors exchanged senior notes for the New Notes, whereupon the exchanged notes were cancelled. The Company recorded a gain on the debt restructuring of $12,222 and $67,208 in the “Gain on senior note exchange” line item in the accompanying condensed consolidated statements of operations for the three and nine months ended September 30, 2025, respectively. The carrying value of the New Notes includes future interest payments at the 8.00% coupon rate through maturity since each of the exchanges represented a troubled debt restructuring.

The New Notes were issued pursuant to an indenture, dated as of March 26, 2025 (the “New Notes Indenture”), governing the issuance of New Notes dated March 26, 2025, April 7, 2025, May 21, 2025, June 30, 2025, and July 11, 2025 for the five private exchange transactions during 2025, between the Company, certain subsidiaries of the Company, as guarantors, and GLAS Trust Company LLC, a New Hampshire limited liability company, as trustee and collateral agent, and the New Notes are unconditionally guaranteed jointly and severally by all direct and indirect wholly owned restricted subsidiaries of the Company, subject to certain excluded subsidiaries (collectively, the “Guarantors”). The New Notes are secured on a second lien basis, junior to the obligations under the Company’s Oaktree Credit Facility, by substantially all of the assets of the Company and the Guarantors.

The New Notes mature on January 1, 2028 and accrue interest at a rate of 8.00% per annum, payable semi-annually in arrears on April 30 and October 31, beginning on October 31, 2025. The Company is required to pay default interest of 8.00% on accrued interest if the Company fails to pay interest when due.

The Company has the right to redeem the New Notes at any time, in whole or in part. If the New Notes are redeemed, including by a tender offer, the Company may repay the New Notes at principal plus accrued and unpaid interest if any, but excluding the redemption date.

The New Notes include a change of control provision, where the holders of the New Notes have the right to require the Company to repurchase all or a portion of the New Notes at a purchase price, in cash, equal to 101% of the principal amount thereof, plus accrued and unpaid interest if the Company does not exercise its redemption option.

The New Notes also contain certain other events of default that could result in an acceleration of the Company’s obligations under the New Notes.

In addition, if the Company or its restricted subsidiaries engage in certain asset sales and do not invest such proceeds or permanently reduce certain debt within a specified period of time, the Company may be required to use a portion of the proceeds of such asset sales above a specified threshold to make an offer to purchase the New Notes at a price equal to 100% of the principal amount of the New Notes being purchased, plus accrued and unpaid interest.

The New Notes Indenture contains certain covenants that, among other things, limit the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests.

In connection with the issuance of warrants in conjunction with the private exchange transactions during 2025 (further described in Note 23 - Stockholders’ Equity), the Company entered into registration rights agreements with the investors, pursuant to which the Company granted such investors (i) certain shelf registration rights whereby the Company will register resales of the shares of Common Stock issued upon exercise of the warrants and (ii) certain piggyback registration rights, in each case subject to the terms and conditions set forth in the registration rights agreements. The Company registered the shares of Common Stock underlying such warrants pursuant to a Registration Statement on Form S-1 (which was subsequently amended by a Post-Effective Amendment) (Reg. No. 333-293348) and declared effective by the Securities and Exchange Commission in April 2026.

NOTE 17 — NONCONTROLLING INTERESTS

BRSH

On March 10, 2025, a merger subsidiary of the Company’s wholly owned subsidiary BRSH, which is primarily comprised of the broker dealer operations within the Capital Markets segment, merged with a shell corporation and issued 0.6% of the equity in BRSH to certain investors in the shell corporation. Upon completion of the transaction, the investors in the shell corporation became minority stockholders of BRSH. The Company also issued restricted stock awards as more fully described in Note 22(c) - BRSH Stock Incentive Plan and assuming the full issuance of the restricted stock awards are vested, the Company owned 89.4% majority-interest in BRSH as of the date of the merger. As of September 30, 2026 and December 31, 2025, the Company owned 93.3% and 90.7%, respectively.

The shell corporation that merged with BRSH on March 10, 2025 did not meet the definition of a business, since it did not have any assets, liabilities, or operations and was treated as the initial recognition of a variable interest entity, as more fully described in Note 3 - Variable Interest Entities.

On October 22, 2026, in compliance with Section 267 of the Delaware General Corporation Law (the “DGCL”) and Section 18-209(i) of the Delaware Limited Liability Company Act, BRSH Merger Sub LLC, a Delaware limited liability company (“BRSH Merger Sub”), and an indirect, wholly owned subsidiary of BRC, merged with and into BRSH, with BRSH surviving (the “Short-Form Merger”). The Short-Form Merger became effective upon the filing of the Certificate of Ownership and Merger with the Secretary of State of the State of Delaware on October 22, 2026 (the “Effective Time”). Immediately prior to the Effective Time, Merger Sub owned greater than 90% of the outstanding shares of common stock, par value $0.0001 per share, of BRSH (the “BRSH Common Stock”), the sole class of capital stock of BRSH with shares outstanding.

At the Effective Time, in connection with the Short-Form Merger, the outstanding shares of BRSH Common Stock not held by Merger Sub (other than shares subject to BRSH Restricted Stock Awards (as defined below) and shares held by holders who properly demand and perfect appraisal rights under Section 262 of the DGCL) were converted into the right to receive total cash in the amount of approximately $2,422 ($8.88 in cash per BRSH common share, without interest), and the holders of BRSH restricted stock awards (each, a “BRSH Restricted Stock Award”) that were outstanding immediately prior to the Effective Time were cancelled and substituted with a total amount of approximately 1,866,000 restricted stock awards of common stock, par value $0.0001 per share, of BRC (each, a “Substitute Restricted Stock Award”) under the B. Riley Financial Inc. 2021 Stock Incentive Plan (the “BRC Equity Plan”), representing a ratio of approximately two Substitute Restricted Stock Awards for each BRSH Restricted Stock Award. The Substitute Restricted Stock Awards have the same vesting terms and schedule (including with respect to any acceleration) as applied to the corresponding BRSH Restricted Stock Award immediately prior to the Effective Time and are otherwise subject to the terms and conditions of the BRC Equity Plan and the applicable award agreement. As of the Effective Time, the Company owned 100% of BRSH.

BRC Trust

BRC Trust was formed on January 6, 2025, and is a variable interest entity as more fully described in Note 3 - Variable Interest Entities. The noncontrolling interest of BRC Trust that is not owned by the Company includes 86.6% of the equity interests in the BRC Trust. Of the 86.6% equity interests not owned by the Company, 58.2% is owned by related parties as more fully described in Note 25 - Related Party Transactions.

NOTE 18 — REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers from the Company’s seven reportable operating segments and the Corporate and All Other category during the three and nine months ended September 30, 2026 and 2025 is reported below.

	Capital Markets	Wealth Management	Lingo	magicJack	Marconi Wireless	UOL	Consumer Products	Corporate and All Other	Total
Revenues for the three months ended September 30, 2026:
Corporate finance, consulting and investment banking fees(1)	$24,629	$—	$—	$—	$—	$—	$—	$(1,537)	$23,092
Wealth and asset management fees	—	26,497	—	—	—	—	—	834	27,331
Commissions, fees and reimbursed expenses	7,031	1,662	—	—	—	—	—	97	8,790
Subscription services	—	—	36,185	7,746	6,664	2,306	—	—	52,901
Sale of goods	—	—	—	303	468	—	39,255	224	40,250
Advertising and other(2)	—	—	—	480	—	484	—	10,510	11,474
Total revenues from contracts with customers	31,660	28,159	36,185	8,529	7,132	2,790	39,255	10,128	163,838

Trading (losses) gains, net	(125,707)	2,236	—	—	—	—	—	(930)	(124,401)
Fair value adjustments on loans	1,182	—	—	—	—	—	—	33	1,215
Interest income - loans	87	—	—	—	—	—	—	1,422	1,509
Interest income - securities lending	2,004	—	—	—	—	—	—	—	2,004
Other	561	(6,068)	—	—	—	—	—	(5,630)	(11,137)
Total revenues	$(90,213)	$24,327	$36,185	$8,529	$7,132	$2,790	$39,255	$5,023	$33,028

(1)	Corporate finance, consulting and investment banking fees for the Corporate and All Other category represents intercompany sales.
(2)	Advertising and other revenues for the Corporate and All Other category primarily consist of bebe’s revenues from merchandise rental fees.

	Capital Markets	Wealth Management	Lingo	magicJack	Marconi Wireless	UOL	Consumer Products	Corporate and All Other	Total
Revenues for the three months ended September 30, 2025:
Corporate finance, consulting and investment banking fees	$53,894	$—	$—	$—	$—	$—	$—	$—	$53,894
Wealth and asset management fees	—	30,881	—	—	—	—	—	3,419	34,300
Commissions, fees and reimbursed expenses	6,159	1,582	—	—	—	—	—	69	7,810
Subscription services	—	—	39,690	8,499	7,419	2,684	—	—	58,292
Sale of goods	—	—	—	294	709	—	46,967	305	48,275
Advertising and other(1)	—	—	—	538	—	533	—	11,611	12,682
Total revenues from contracts with customers	60,053	32,463	39,690	9,331	8,128	3,217	46,967	15,404	215,253

Trading gains (losses), net	45,066	8,061	—	—	—	—	—	(115)	53,012
Fair value adjustments on loans	—	—	—	—	—	—	—	1,299	1,299
Interest income - loans	—	—	—	—	—	—	—	2,094	2,094
Interest income - securities lending	2,523	—	—	—	—	—	—	—	2,523
Other	1,090	1,879	—	—	—	—	—	721	3,690
Total revenues	$108,732	$42,403	$39,690	$9,331	$8,128	$3,217	$46,967	$19,403	$277,871

(1)	Advertising and other revenues for the Corporate and All Other category primarily consist of bebe’s revenues from merchandise rental fees.

	Capital Markets	Wealth Management	Lingo	magicJack	Marconi Wireless	UOL	Consumer Products	Corporate and All Other	Total
Revenues for the nine months ended September 30, 2026
Corporate finance, consulting and investment banking fees(1)	$89,673	$—	$—	$—	$—	$—	$—	$(5,175)	$84,498
Wealth and asset management fees	—	83,154	—	—	—	—	—	2,974	86,128
Commissions, fees and reimbursed expenses	20,587	7,557	—	—	—	—	—	138	28,282
Subscription services	—	—	115,763	23,500	20,568	7,050	—	—	166,881
Sale of goods	—	—	—	899	1,469	—	126,907	942	130,217
Advertising and other(2)	—	—	—	1,480	—	1,442	—	32,816	35,738
Total revenues from contracts with customers	110,260	90,711	115,763	25,879	22,037	8,492	126,907	31,695	531,744

Trading gains (losses), net	13,959	21,583	—	—	—	—	—	(2,008)	33,534
Fair value adjustments on loans	1,933	—	—	—	—	—	—	10,072	12,005
Interest income - loans	1,121	—	—	—	—	—	—	4,273	5,394
Interest income - securities lending	4,887	—	—	—	—	—	—	—	4,887
Other	3,450	22,161	—	—	—	—	—	11,030	36,641
Total revenues	$135,610	$134,455	$115,763	$25,879	$22,037	$8,492	$126,907	$55,062	$624,205

(1)	Corporate finance, consulting and investment banking fees for the Corporate and All Other category represents intercompany sales.
(2)	Advertising and other revenues for the Corporate and All Other category primarily consist of bebe’s revenues from merchandise rental fees.

	Capital Markets	Wealth Management	Lingo	magicJack	Marconi Wireless	UOL	Consumer Products	Corporate and All Other	Total
Revenues for the nine months ended September 30, 2025
Corporate finance, consulting and investment banking fees(1)	$103,617	$—	$—	$—	$—	$—	$—	$352	$103,969
Wealth and asset management fees	—	97,483	—	—	—	—	—	5,250	102,733
Commissions, fees and reimbursed expenses	13,975	7,777	—	—	—	—	—	191	21,943
Subscription services	—	—	121,150	26,264	24,025	8,659	—	—	180,098
Sale of goods	—	—	—	953	2,822	—	132,354	4,674	140,803
Advertising and other(2)	—	—	—	1,692	—	1,478	—	47,930	51,100
Total revenues from contracts with customers	117,592	105,260	121,150	28,909	26,847	10,137	132,354	58,397	600,646

Trading gains, net	49,049	13,873	—	—	—	—	—	1,599	64,521
Fair value adjustments on loans	(3,131)	—	—	—	—	—	—	(2,866)	(5,997)
Interest income - loans	65	—	—	—	—	—	—	9,078	9,143
Interest income - securities lending	5,487	—	—	—	—	—	—	—	5,487
Other	3,062	9,169	—	—	—	—	—	3,205	15,436
Total revenues	$172,124	$128,302	$121,150	$28,909	$26,847	$10,137	$132,354	$69,413	$689,236

(1)	Corporate finance, consulting and investment banking fees for the Corporate and All Other category represents intercompany sales.
(2)	Advertising and other revenues for the Corporate and All Other category primarily consist of bebe’s revenues from merchandise rental fees. These also include recycling processing fees for a regional environmental services business, which was sold in March 2025, and managed service fees for Nogin, an e-commerce, technology platform provider, through March 31, 2025.

Contract Balances

The timing of the Company’s revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligation(s) are satisfied. The Company’s deferred revenue primarily relates to retainer and milestone fees received from corporate finance and investment banking advisory engagements, asset management agreements, financial consulting engagements, and subscription services where the performance obligation has not yet been satisfied.

The following table presents changes in deferred revenue during the nine months ended September 30, 2026 and 2025:

	Nine Months Ended September 30, 2026	Nine Months Ended September 30, 2025
Balance, beginning of period	$49,907	$58,148
Additions to deferred revenue during the period	101,434	112,344
Reductions to deferred revenue for revenue recognized during the period	(106,311)	(118,510)
Balance, end of period	$45,030	$51,982

During the nine months ended September 30, 2026 and 2025 the Company recognized revenue of $27,970 and $30,605 that was recorded as deferred revenue at the beginning of the period.

The Company expects to recognize the deferred revenue of $45,030 as of September 30, 2026 as service and fee revenues when the performance obligation is met during the years ended December 31, 2026 (remaining three months), 2027, 2028, 2029 and 2030 in the amount of $17,174, $14,944, $6,342, $2,829, and $1,108, respectively. The Company expects to recognize the deferred revenue of $2,633 after December 31, 2030.

The following table contains a rollforward of unbilled receivables, which are included in prepaid expenses and other assets, for the nine months ended September 30, 2026 and 2025:

	Nine Months Ended September 30, 2026	Nine Months Ended September 30, 2025
Balance, beginning of period	$2,727	$3,387
Additional unbilled revenue recognized	3,282	4,644
Less: Amounts billed to customers	(4,038)	(5,110)
Balance, end of period	$1,971	$2,921

Contract Costs

The Company capitalizes: (1) costs to fulfill contracts associated with corporate finance and investment banking engagements are capitalized where the revenue is recognized at a point in time and the costs are determined to be recoverable and; (2) commissions paid to obtain magicJack contracts which are recognized ratably over the contract term and third party support costs for magicJack and related equipment purchased by customers which are recognized ratably over the service period.

The capitalized costs to fulfill a contract were $4,939 and $4,550 as of September 30, 2026 and December 31, 2025, respectively, and are recorded in the “Prepaid expenses and other assets” line item in the accompanying unaudited condensed consolidated balance sheets. For the three months ended September 30, 2026 and 2025, the Company recognized expenses of $808 and $1,214 related to capitalized costs to fulfill a contract, respectively. During the nine months ended September 30, 2026 and 2025, the Company recognized expenses of $2,445 and $3,307 related to capitalized costs to fulfill a contract, respectively. There were no significant impairment charges recognized in relation to these capitalized costs during the three and nine months ended September 30, 2026 and 2025.

Remaining Performance Obligations and Revenue Recognized from Past Performance

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material as of September 30, 2026. Corporate finance and investment banking fees that are contingent upon completion of a specific milestone and fees associated with certain distribution services are also excluded as the fees are considered variable and not included in the transaction price as of September 30, 2026.

During the three and nine months ended September 30, 2026, and 2025, revenues recognized for customer contracts for performance obligations that are satisfied at a point in time and over time were:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenue recognized at a point in time	$86,472	$131,405	$291,981	$322,470
Revenue recognized over time	77,366	83,848	239,763	278,176
Total revenue	$163,838	$215,253	$531,744	$600,646

NOTE 19 — RESTRUCTURING CHARGE

The Company recorded restructuring charges of $20 and $184 during the three months ended September 30, 2026 and 2025, respectively. The Company recorded restructuring charges of $1,934 and $505 during the nine months ended September 30, 2026, and 2025, respectively. They are included in “Restructuring charge” in the accompanying unaudited condensed consolidated statements of operations.

The $1,934 of restructuring charges recorded during the nine months ended September 30, 2026 were in connection with organizational realignments and consisted of severance and related costs consistent with the Company’s historical severance practices across the following segments: $1,777 related to Capital Markets, $128 related to Consumer Products, and $29 related to Wealth Management. The Company continues to evaluate its organizational structure and may incur additional restructuring charges in future periods.

The $505 of restructuring charges recorded during the nine months ended September 30, 2025 consisted of reductions in workforce, of which $285 was attributable to the Corporate and All Other category and $220 was attributable to the Consumer Products segment.

The following table summarizes the changes in accrued restructuring charge during the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Balance, beginning of period	$547	$799	$361	$1,316
Restructuring charge	20	184	1,934	505
Cash paid	(173)	(208)	(1,940)	(934)
Non-cash items	21	(53)	60	(165)
Balance, end of period	$415	$722	$415	$722

NOTE 20 — INCOME TAXES

The Company’s effective income tax rate was a benefit of 8.9% for the three months ended September 30, 2026, as compared to a provision of 1.2% for the three months ended September 30, 2025. The Company’s effective income tax rate was a benefit of 44.0% for the nine months ended September 30, 2026, as compared to a provision of less than 1.0% for the nine months ended September 30, 2025. During the three months ended September 30, 2026, the Company had a benefit for income taxes from continuing operations of $24,048, which is primarily comprised of the estimated federal and state tax benefits from the loss before income taxes reported during the three months ended September 30, 2026 that has decreased the expected annual projected income taxes for the year ended December 31, 2026. The expected annual effective income tax rate for the benefit during the nine months ended September 30, 2026 is greater than the federal statutory rate of 21% primarily due to the benefit recorded for the expiration of statues of limitations for unrecognized tax benefits, offset by the estimated foreign taxes. The effective income tax rate for the nine months ended September 30, 2025 was less than the federal statutory tax rate of 21% primarily due to being in a tax loss with a full valuation allowance.

As of December 31, 2025, the Company had federal net operating loss carryforwards of $602,913 and state net operating loss carryforwards of $688,239, which are available to offset taxable income. The Company has $39,319 of state capital loss carryovers as of December 31, 2025 that is available for carryforwards and will start to expire December 31, 2028. The Company’s federal net operating loss carryforwards generated in 2023 through 2025 of $278,310 will be limited to offsetting 80% of taxable income but do not expire. The remaining federal net operating loss carryforwards will expire in the tax years commencing on December 31, 2033, through December 31, 2038. The state net operating loss carryforwards will expire in the tax years commencing on December 31, 2030.

The Company establishes a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Tax benefits of operating loss, capital loss and tax credit carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances. The Company’s net operating losses are subject to annual limitations in accordance with Internal Revenue Code Section 382. Accordingly, the Company is limited to the amount of net operating loss that may be utilized in future taxable years depending on the Company’s actual taxable income. As of September 30, 2026 and December 31, 2025, a full valuation allowance has been recorded since it is more likely than not that the Company will not be able to utilize tax benefits before they expire. The Company reassesses the need for a valuation allowance on an ongoing basis.

The Company files income tax returns in the U.S., various state and local jurisdictions, and certain other foreign jurisdictions. The Company is currently under audit by certain state, local, and foreign tax authorities. The audits are in varying stages of completion. The Company evaluates its tax positions and establishes liabilities for uncertain tax positions that may be challenged by tax authorities. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, case law developments and closing of statutes of limitations. Such adjustments are reflected in the provision for income taxes, as appropriate. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the calendar years ended December 31, 2022 to 2025.

The Company intends to indefinitely reinvest foreign earnings and cash unless such repatriation results in no or minimal tax costs. It is not practicable to determine the amount of an unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries.

NOTE 21 — EARNINGS PER SHARE

Basic earnings per share is calculated by dividing income from continuing operations, income from discontinued operations, or net income by the weighted-average number of shares outstanding during the period, including contingently issuable shares. Diluted earnings per share is calculated by dividing income from continuing operations, income from discontinued operations, or net income by the weighted-average number of common shares outstanding, after giving effect to all dilutive potential common shares outstanding during the period. Dilutive potential common shares include shares that may be issued under warrants, including warrants issued in connection with the Oaktree Credit Agreement and private debt exchange transactions, and restricted stock and stock option awards. As of May 29, 2026, the Oaktree Warrants issued in connection with the Oaktree Credit Agreement were exercised and are no longer outstanding.

Securities that could potentially dilute basic net income per share in the future that were not included in the computation of diluted net income per share as the effect would be anti-dilutive were 1,602,885 during the three and nine months ended September 30, 2026 and 3,320,660 during the three and nine months ended September 30, 2025.

Basic and diluted earnings per share were calculated as follows:

	Three Months Ended September 30,
	2026			2025
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Numerator:
Net (loss) income	$(245,291)	$(2,401)	$(247,692)	$97,419	$(1,866)	$95,553
Net (loss) income attributable to noncontrolling interests	(6,689)	—	(6,689)	4,470	—	4,470
Net (loss) income attributable to Registrant	(238,602)	(2,401)	(241,003)	92,949	(1,866)	91,083
Preferred stock dividends	2,015	—	2,015	2,015	—	2,015
Net (loss) income available to common shareholders	$(240,617)	$(2,401)	$(243,018)	$90,934	$(1,866)	$89,068
Diluted net (loss) income attributable to common stockholders	$(240,617)	$(2,401)	$(243,018)	$90,934	$(1,866)	$89,068

	Nine Months Ended September 30,
	2026			2025
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Numerator:
Net (loss) income	$(1,535)	$(2,401)	$(3,936)	$149,144	$70,841	$219,985
Net income (loss) attributable to noncontrolling interests	3,245	—	3,245	(594)	—	(594)
Net (loss) income attributable to Registrant	(4,780)	(2,401)	(7,181)	149,738	70,841	220,579
Preferred stock dividends	6,045	—	6,045	6,045	—	6,045
Net (loss) income available to common shareholders	$(10,825)	$(2,401)	$(13,226)	$143,693	$70,841	$214,534
Add back: Change in fair value of warrants and gain on warrant exercise	(1,331)	—	(1,331)	—	—	—
Diluted net (loss) income attributable to common stockholders	$(12,156)	$(2,401)	$(14,557)	$143,693	$70,841	$214,534

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Denominator:
Weighted average common shares outstanding:
Basic	40,232,819	30,597,066	36,683,700	30,541,169
Effect of dilutive potential common shares:
Restricted stock units, warrants	—	—	153,893	—
Diluted	40,232,819	30,597,066	36,837,593	30,541,169

Basic net income (loss) per common share:
Continuing operations	$(5.98)	$2.97	$(0.29)	$4.70
Discontinued operations	(0.06)	(0.06)	(0.07)	2.32
Basic (loss) income per common share	$(6.04)	$2.91	$(0.36)	$7.02
Diluted net income (loss) per common share:
Continuing operations	$(5.98)	$2.97	$(0.33)	$4.70
Discontinued operations	(0.06)	(0.06)	(0.07)	2.32
Diluted (loss) income per common share	$(6.04)	$2.91	$(0.40)	$7.02

NOTE 22 — SHARE-BASED PAYMENTS

(a) Employee Stock Incentive Plans

Under the Company’s 2021 Stock Incentive Plan, share-based compensation expense for restricted stock units was:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Share-based compensation expense for restricted stock units for continuing operations	$772	$1,506	$5,230	$7,164
Share-based compensation expense for restricted stock units for discontinued operations	—	—	—	1,038
Total share-based compensation expense for restricted stock units	$772	$1,506	$5,230	$8,202

On April 3, 2026, the Company granted 308,514 restricted stock units (“RSUs”), with a grant date fair value of $2,099 to its six non-employee directors under the Company’s 2021 Stock Incentive Plan. The awards consisted of: (i) 21,960 RSUs that vested immediately on the grant date; (ii) 88,170 RSUs that vested on the earlier of the Company’s 2026 Annual Meeting of Stockholders or December 1, 2026 subject to the director’s continued service, which vested on May 19, 2026, the date of the 2026 Annual Meeting of Stockholders; and (iii) 198,384 RSUs that vest on the one-year anniversary of the grant date, subject to continued service. For five of the six non-employee directors, the post-grant service period associated with the third award was determined to be non-substantive because those directors were retirement-eligible under the terms of the award following the 2026 Annual Meeting of Stockholders; accordingly, those awards were considered vested and the resulting share-based expense was accelerated for accounting purposes on May 19, 2026. The grant-date fair value of the RSUs was based on the closing market price of the Company’s common stock on the trading day prior to the grant date. During the nine months ended September 30, 2026, 30,629 RSUs were forfeited. Share-based compensation expense is recorded in the “Selling, general and administrative expenses” line item in the accompanying unaudited condensed consolidated statements of operations.

(b) Employee Stock Purchase Plan

In connection with the Company’s Employee Stock Purchase Plan (the “Purchase Plan”), there was no share-based compensation expense during the three and nine months ended September 30, 2026 and 2025. As of September 30, 2026, there were 236,949 shares reserved for issuance under the Purchase Plan.

(c) BRSH Stock Incentive Plan

On March 10, 2025, the Company’s majority-owned subsidiary approved the BRSH Stock Incentive Plan which allows for issuance of up to 4,000,000 restricted stock awards of BRSH. No restricted stock awards of BRSH were granted during the nine months ended September 30, 2026 and there is no intention to issue restricted stock awards of BRSH after the date hereof.

The restricted stock awards granted generally vest over a period of four to five years, based on continued service. The restricted stock awards vest for common stock of BRSH and increase the noncontrolling interest in BRSH, when vested. During the three months ended September 30, 2026 and 2025, share-based compensation expense of $768 and $850, respectively, and during the nine months ended September 30, 2026 and 2025, share-based compensation expense of $1,889 and $2,420, respectively, related to the BRSH restricted stock awards was recorded in the “Selling, general and administrative expenses” line item in the accompanying unaudited condensed consolidated statements of operations.

During the nine months ended September 30, 2026, 272,157 restricted stock awards vested, of which 107,071 shares valued at $1,902 were withheld to satisfy tax withholding obligations, resulting in the net issuance of 165,086 shares. During the nine months ended September 30, 2026, 402,764 awards were forfeited. This activity, including shares withheld to satisfy tax withholding obligations, contributed to changes in noncontrolling interest, as more fully described in Note 17 - Noncontrolling Interests.

(d) Common Stock and Stock Options Issued

On June 3, 2025, the Company issued 100,000 unregistered shares and options to purchase a total of 300,000 shares of the Company’s common stock in connection with the employment agreement entered into with the Company’s chief financial officer. The 100,000 unregistered shares issued were issued upon execution of the employment agreement as an employment inducement grant that is not subject to vesting conditions and expensed immediately. The fair value of the unregistered shares of $295 was expensed upon issuance. The options to purchase a total of 300,000 shares of the Company’s common stock vests in three tranches (in each case, subject to continued employment): (1) 100,000 with an exercise price of $7.00, (2) 100,000 with an exercise price of $10.00 and (3) 100,000 with an exercise price of $12.50. The stock options vest in annual installments over a three-year period on each anniversary of the grant date based on continued service and acceleration upon a change in control. The maximum term of the stock options is 10 years. At September 30, 2026, 200,001 of the 300,000 options to purchase shares of the Company’s common stock were unvested. During the three and nine months ended September 30, 2026, share-based compensation expense for the options totaled $44 and $131 respectively. During the three and nine months ended September 30, 2025, share-based compensation expense for the options totaled $43 and $57, respectively.

NOTE 23 — STOCKHOLDERS’ EQUITY

(a) Common Stock Warrants

In connection with the Oaktree Credit Agreement, on February 26, 2025 (refer to Note 15 - Term Loans and Revolving Credit Facilities), the Company issued seven-year warrants to the Oaktree Holders to purchase approximately 1,832,290 shares (or 6% on a fully diluted basis) of the Company’s common stock at an exercise price of $5.14 per share. The Oaktree Warrants contain certain anti-dilution provisions pursuant to which, under certain circumstances, the Oaktree Holders would be entitled to exercise the warrants for up to 19.9% of the then-outstanding shares of common stock. The Oaktree Warrants were classified as a liability. The shares underlying the Oaktree Warrants are registered for resale on Form S-1 (which was subsequently amended by a Post-Effective Amendment) (Reg. No. 333-293348).

On May 28, 2026, immediately prior to exercise, the Oaktree Warrants were remeasured to fair value, resulting in a fair value of $15,810. The Oaktree Holders exercised the Oaktree Warrants through a cashless exercise in accordance with the terms of the warrants, resulting in the issuance of an aggregate of 915,251 shares of the Company’s common stock to the Oaktree Holders in full settlement of the warrants. Upon settlement, the Company recognized a gain on settlement of the warrants of $6,410, representing the difference between the fair value of the Oaktree Warrants immediately prior to exercise of $15,810 and the fair value of the Company’s common stock issued in settlement of the warrants of $9,400, based on the Company’s closing stock price of $10.27 per share on the settlement date. The gain is included in the “Change in fair value of financial instruments and other” line item in the accompanying unaudited condensed consolidated statements of operations. As a result of the exercise, the Oaktree Warrants were settled and no warrant liability remained outstanding as of September 30, 2026.

The warrant liability had an estimated fair value of $6,400 as of December 31, 2025 which is included in other liabilities in Note 14 - Accrued Expenses and Other Liabilities. During the nine months ended September 30, 2026, the change in the fair value of the warrant liability, including the final remeasurement immediately prior to exercise, resulted in a loss of $9,410, and a loss of $4,340 and $640 during the three and nine months ended September 30, 2025, respectively, and is included in the “Change in fair value of financial instruments and other” line item in the accompanying unaudited condensed consolidated statements of operations. See Note 6 - Fair Value Measurements further details.

In conjunction with the debt exchanges (see Note 16 - Senior Notes Payable), the Company issued seven-year warrants to the investors to purchase up to 913,692 shares of common stock at an exercise price of $10.00. The warrants contain certain anti-dilution provisions and upon exercise, the warrant holders are entitled to dividends and distributions as if the warrants had been exercised in full prior to the dividend or distribution date. The warrants meet the definition of a derivative and were classified within stockholders’ equity.

(b) Preferred Stock

There were 2,834 shares of the Series A Preferred Stock issued and outstanding as of September 30, 2026 and December 31, 2025. The total liquidation preference for the Series A Preferred Stock as of September 30, 2026 and December 31, 2025 was $79,378 (inclusive of cumulative unpaid dividends of $8,524) and $75,725 (inclusive of cumulative unpaid dividends of $4,871), respectively. There were no dividends declared or paid on the Series A Preferred Stock during the three and nine months ended September 30, 2026 and 2025. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series A Preferred Stock. Unpaid dividends will accrue until paid in full.

There were 1,729 shares of the Series B Preferred Stock issued and outstanding as of September 30, 2026 and December 31, 2025. The total liquidation preference for the Series B Preferred Stock as of September 30, 2026 and December 31, 2025 was $48,809 (inclusive of cumulative unpaid dividends of $5,581) and $46,416 (inclusive of cumulative unpaid dividends of $3,188), respectively. There were no dividends declared or paid on the Series B Preferred Stock during the three and nine months ended September 30, 2026 and 2025. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series B Preferred Stock. Unpaid dividends will accrue until paid in full.

On April 30, 2026, the Company did not pay the quarterly dividend that would otherwise have been payable on its Series A Preferred Stock and Series B Preferred Stock for the Dividend Period (as defined in the applicable Certificate of Designation) ended April 30, 2026. This was the sixth quarterly Dividend Period for which dividends on the Series A Preferred Stock and Series B Preferred Stock have not been paid since the Company’s announcement on January 21, 2025 of the temporary suspension of preferred dividends. As a result, a “Preferred Dividend Default” has occurred under each Certificate of Designation. Pursuant to each Certificate of Designation, upon the occurrence of a Preferred Dividend Default, the size of the Company’s Board of Directors is automatically increased by two seats, and the holders of the Series A Preferred Stock and the Series B Preferred Stock (voting together as a single class with the holders of any other parity preferred stock with similar voting rights then exercisable) become entitled to elect two additional directors to the Board of Directors (the “Preferred Directors”) until all dividends accumulated and unpaid on the Series A Preferred Stock and Series B Preferred Stock for all past Dividend Periods shall have been fully paid. The election of Preferred Directors will take place at (i) either (A) a special meeting called in accordance with the Certificate of Designation requirements and the Company’s by-laws if the request is received more than 90 days before the date fixed for the Corporation’s next annual or special meeting of stockholders or (B) the next annual or special meeting of stockholders if the request is received within 90 days of the date fixed for the Corporation’s next annual or special meeting of stockholders, and (ii) at each subsequent annual meeting of stockholders, or special meeting at which Preferred Directors are to be elected, until the right of holders of Series A Preferred Stock and Series B Preferred Stock to elect Preferred Directors shall have terminated. As of the date of this Quarterly Report, the Company has not received a written demand from holders that satisfies the requirements of the Company’s Certificates of Designation and by-laws of the Series A Preferred Stock or Series B Preferred Stock to call a special meeting for the election of Preferred Directors.

NOTE 24 — NET CAPITAL REQUIREMENTS

BRS and B. Riley Wealth Management (“BRWM”), the Company’s broker-dealer subsidiaries, are registered with the SEC as broker-dealers and members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Company’s broker-dealer subsidiaries are subject to SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. As such, they are subject to the minimum net capital requirements promulgated by the SEC.

	September 30, 2026	December 31, 2025
BRS:
Net capital	$92,179	$79,560
Excess capital	$89,157	$74,393
Net capital requirement	$3,022	$5,167

BRWM:
Net capital	$8,691	$7,521
Excess capital	$7,862	$6,186
Net capital requirement	$829	$1,335

NOTE 25 — RELATED PARTY TRANSACTIONS

For bebe’s rent to own stores that are franchised through Freedom VCM, during the three and nine months ended September 30, 2025, royalty fees, marketing, and IT services charged to bebe by Freedom VCM totaled $1,001 and $3,286, respectively, and inventory purchases by bebe from Freedom VCM totaled $3,612 and $8,951, respectively.

In June 2020, the Company entered into an investment advisory services agreement with Whitehawk Capital Partners, L.P. (“Whitehawk”), a limited partnership controlled by Mr. J. Ahn, who is the brother of one of the Company’s executive officers who was the Company’s Chief Financial Officer and Chief Operating Officer until the executive officer’s departure on June 3, 2025. Whitehawk agreed to provide investment advisory services for GACP I, L.P. and GACP II, L.P. There were no management fees paid to Whitehawk during 2025. Whitehawk is no longer a related party upon the departure of the executive officer on June 3, 2025.

The Company periodically participates in loans and financing arrangements for which the Company has an equity ownership and representation on the board of directors (or similar governing body). The Company may also provide consulting services or investment banking services to raise capital for these companies. These transactions are summarized as follows:

Babcock and Wilcox

B&W is a related party as a result of the Company’s equity investment as more fully described in Note 7 - Securities and Other Investments Owned and Securities Sold Not Yet Purchased for which the Company is deemed to have significant influence. One of the Company’s wholly owned subsidiaries entered into a services agreement with B&W that provided for the President of the Company to serve as the Chief Executive Officer of B&W until November 30, 2020 (the “Executive Consulting Agreement”), unless terminated by either party with thirty days written notice. The agreement was extended through December 31, 2028. Under this agreement, fees for services provided are $750 per annum, paid monthly. In addition, subject to the achievement of certain performance objectives as determined by B&W’s compensation committee of the board, a bonus or bonuses may also be earned and payable to the Company. On September 20, 2024, Kenny Young resigned from his position as the President of the Company, the Executive Consulting Agreement with B&W was terminated, and concurrently, Kenny Young entered into a one-year consulting agreement to provide services to the Company, pursuant to which he was paid an annual fee of $250 paid on a monthly basis, subject to deduction of damages, fees and expenses that he may owe to the Company pursuant to this agreement. The consulting agreement expired on September 20, 2025 in accordance with its original terms.

During the three months ended September 30, 2026 and 2025, the Company earned $11 and $1,121, respectively, and during the nine months ended September 30, 2026 and 2025, the Company earned $12,510 and $4,939, respectively, of underwriting and financial advisory and other fees from B&W in connection with B&W’s capital raising activities which are included in services and fees in the accompanying unaudited condensed consolidated statements of operations.

The Company is also a party to indemnification agreements for the benefit of B&W and the B. Riley Guaranty, each as disclosed in Note 27 - Commitments and Contingencies.

Vintage Capital Management - Brian Kahn

In connection with the completion of the FRG take-private transaction, one of the Company’s subsidiaries and VCM, an affiliate of Brian Kahn, entered into the Amended and Restated Note. The Amended and Restated Note in the aggregate principal amount of $200,506 bears interest at the rate of 12% per annum paid-in-kind with a maturity date of December 31, 2027. The Amended and Restated Note requires repayments prior to the maturity date from certain proceeds received by VCM, Mr. Kahn, or his affiliates from, among other proceeds, distributions or dividends paid by Freedom VCM in amount equal to the greater of (i) 80% of the net after-tax proceeds, and (ii) 50% of gross proceeds. The obligations under the Amended and Restated Note are primarily secured by a first priority perfected security interest in Freedom VCM equity interests owned by Mr. Kahn and his spouse with a value (based on the transaction price in the FRG take-private transaction) of $227,296 as of the closing of the FRG take-private transaction. On November 3, 2024, Freedom VCM filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code which impacted the Freedom VCM equity interest, which served as the collateral for this loan receivable. Fair value adjustments on the VCM loan receivable were zero and a decrease of $(165) during the three months ended September 30, 2026 and 2025, respectively. Fair value adjustments on the VCM loan receivable were an increase and (decrease) of $20 and $(754) during the nine months ended September 30, 2026 and 2025, respectively. In light of the Company’s determination that any repayment of the Amended and Restated Note would have been paid primarily from the cash distributions from Freedom VCM or foreclosure on the underlying Freedom VCM equity interest and other collateral provided by Mr. Kahn and his spouse, the Company has determined that both VCM and Mr. Kahn are related parties as of September 30, 2026 and December 31, 2025. There was no interest income during the three and nine months ended September 30, 2026 and 2025. During the three months ended March 31, 2026, the Company collected $1,855 on the loan receivable from the sale of all of the collateral that the Company held for the Vintage loan. No additional collections are expected on the loan receivable.

Torticity, LLC

Torticity is a related party as a result of the Company’s equity ownership in the limited liability company and BRC’s representation on the board of directors (board representation through January 12, 2025). On November 2, 2023, the Company agreed to lend up to $15,369 to Torticity, LLC, of which $6,690 was drawn upon with $8,679 remaining, with interest payable of 15.0% per annum and a maturity date of November 2, 2026. There were amendments to the loan during 2025; however, the entire loan receivable remains impaired with no fair value at September 30, 2026. There was no interest income on the loan receivable during the three and nine months ended September 30, 2026 and all of 2025.

GA Holdings

GA Holdings is a related party as a result of the Company’s equity investment as fully described in Note 11 - Equity Method Investments and BRC’s representation on the board of directors. The Company provided GA Holdings with a $25,000 secured revolving credit facility upon closing the Great American Transaction on November 15, 2024, which had an initial outstanding balance of $1,698. As subsequently amended, the revolving commitment was revised to $40,000 for the period from March 10, 2025 to June 30, 2025 and reduced back to $25,000 from July 1, 2025 until the maturity date of November 15, 2025. The secured revolving credit facility was secured by all of the assets of GA Holdings and accrued interest at the annual rate of SOFR plus 4.75%. Interest income recorded on the loan receivable was $126 and $828 during the three and nine months ended September 30, 2025, respectively. On October 16, 2025, all outstanding amounts due and owing under this facility were repaid in full to BRF and the facility was terminated.

During the period from November 15, 2024 to October 16, 2025, the Company provided services to GA Holdings in accordance with a transition services agreement for accounting, information technology and other administration services. During the three and nine months ended September 30, 2025, the Company recorded fee revenues for these services in the amount of $239 and $1,933, respectively. Pursuant to an existing consulting arrangement, as amended on December 31, 2025 to extend the term through December 31, 2026, the Company also paid $13 and $118 of consulting fees to the consultant, who was hired in July 2025 as the chief executive officer of GA Holdings, during the three and nine months ended September 30, 2026, respectively.

On November 3, 2026, the Company sold its interest in GA Holdings for $62,250, including $10,570 in cash, and entered into Amendment No. 7 to the Oaktree Credit Facility, which provided for the prepayment of $51,680 of the Oaktree Term Loan, provided additional term loans of $26,500, and eliminated the prepayment premium on the remaining balance. See Note 11 - Equity Method Investments, Note 15 - Term Loans and Revolving Credit Facilities and Note 28 - Subsequent Events.

GA Joann Retail Partnership, LLC

GA Joann Retail Partnership, LLC, formed in February 2025, is a related party as a result of the Company’s equity investment as more fully described in Note 11 - Equity Method Investments for which the Company is deemed to have significant influence. On February 27, 2025, BRF, along with other lenders, entered into a credit agreement with GA Joann Retail Partnership, LLC for an aggregate commitment of $52,000, of which BRF is committed to $24,653. The credit agreement bore interest at 10.00% to be paid monthly as payment-in-kind and capitalized into the outstanding principal balance and had a maturity date of November 26, 2025. This loan receivable was paid in full on April 7, 2025. Interest income recorded on the loan receivable was zero and $223 during the three and nine months ended September 30, 2025, respectively.

Other

The Company often provides consulting or investment banking services to raise capital for companies in which the Company has significant influence through equity ownership, representation on the board of directors (or similar governing body), or both. During the three months ended September 30, 2026 and 2025, the Company earned $195 and $198 of fees related to these services, respectively. During the nine months ended September 30, 2026 and 2025, the Company earned $595 and $2,819 of fees related to these services, respectively.

The Company established BRC Trust on January 6, 2025, for the purpose of transferring and liquidating the assets of BRCPOF. After the formation of the BRC Trust, BRCPOF transferred its assets and liabilities to the BRC Trust. The Company determined the BRC Trust is a variable interest entity as the investors in the BRC Trust do not have voting rights, and substantially all of the activities are conducted on behalf of the Company which owns 13.3%, and related parties of the Company which include executive officers and members of the board of directors of the Company owning 58.2% of the equity interest in the Trust. As the Company has the power to direct all of the activities of the BRC Trust, the Company is the primary beneficiary of the Trust and, therefore, consolidated the BRC Trust upon its formation.

NOTE 26 — BUSINESS SEGMENTS

The following is a summary of certain financial data for each of the Company’s reportable segments:

Three Months Ended September 30, 2026	Capital Markets	Wealth Management	Lingo	magicJack	Marconi Wireless	UOL	Consumer Products	Total Reportable Segments	Corporate and All Other(1)	Total
Revenues - Services and fees(2)	$32,221	$22,091	$36,185	$8,226	$6,664	$2,790	$—	$108,177	$4,274	$112,451
Trading (losses) gains, net	(125,707)	2,236	—	—	—	—	—	(123,471)	(930)	(124,401)
Fair value adjustment on loans	1,182	—	—	—	—	—	—	1,182	33	1,215
Interest income - loans	87	—	—	—	—	—	—	87	1,422	1,509
Interest income - securities lending	2,004	—	—	—	—	—	—	2,004	—	2,004
Revenues - Sale of goods	—	—	—	303	468	—	39,255	40,026	224	40,250
Total revenues	(90,213)	24,327	36,185	8,529	7,132	2,790	39,255	28,005	5,023	33,028
Direct cost of services	—	—	(19,330)	(1,695)	(2,208)	(618)	—	(23,851)	(3,269)	(27,120)
Cost of goods sold	—	—	—	(268)	(532)	—	(27,800)	(28,600)	(293)	(28,893)
Employee compensation and benefits	(20,003)	(21,257)	(3,961)	(713)	(317)	(198)	(8,508)	(54,957)	(13,098)	(68,055)
Professional services	(953)	(337)	(179)	(313)	(74)	(7)	(891)	(2,754)	(10,473)	(13,227)
Occupancy-related costs	(1,478)	(1,832)	(624)	(349)	(448)	(147)	(2,017)	(6,895)	(3,013)	(9,908)
Depreciation and amortization	(91)	(368)	(3,219)	(846)	(470)	(18)	(1,656)	(6,668)	(700)	(7,368)
Other selling, general and administrative expenses(3)	(6,182)	(4,268)	(4,314)	(177)	(347)	(102)	(1,528)	(16,918)	1,067	(15,851)
Restructuring charge	(20)	—	—	—	—	—	—	(20)	—	(20)
Impairment of tradename	—	—	—	—	—	—	(1,200)	(1,200)	—	(1,200)
Interest expense - Securities lending and loan participations sold	(1,100)	—	—	—	—	—	—	(1,100)	—	(1,100)
Segment (loss) income	$(120,040)	$(3,735)	$4,558	$4,168	$2,736	$1,700	$(4,345)	$(114,958)	$(24,756)	$(139,714)

(1)	Corporate and All Other consists of general corporate administrative functions not allocable to reportable segments and operating segments and entities that individually, or in aggregate, do not meet the criteria of a separate reportable segment including bebe, and individual investment and lending entities.
(2)	Revenues - Services and fees for the Corporate and All Other category includes intersegment eliminations.
(3)	Other selling, general and administrative expenses for the Corporate and All Other category includes intersegment eliminations and corporate expense allocations to segments.

Three Months Ended September 30, 2025	Capital Markets	Wealth Management	Lingo	magicJack	Marconi Wireless	UOL	Consumer Products	Total Reportable Segments	Corporate and All Other(1)	Total
Revenues - Services and fees(2)	$61,143	$34,342	$39,690	$9,038	$7,418	$3,217	$—	$154,848	$15,820	$170,668
Trading gains (losses), net	45,066	8,061	—	—	—	—	—	53,127	(115)	53,012
Fair value adjustment on loans	—	—	—	—	—	—	—	—	1,299	1,299
Interest income - loans	—	—	—	—	—	—	—	—	2,094	2,094
Interest income - securities lending	2,523	—	—	—	—	—	—	2,523	—	2,523
Revenues - Sale of goods	—	—	—	293	710	—	46,967	47,970	305	48,275
Total revenues	108,732	42,403	39,690	9,331	8,128	3,217	46,967	258,468	19,403	277,871
Direct cost of services	—	—	(22,558)	(1,847)	(2,463)	(1,046)	—	(27,914)	(3,377)	(31,291)
Cost of goods sold	—	—	—	(320)	(706)	—	(33,607)	(34,633)	(368)	(35,001)
Employee compensation and benefits	(39,070)	(30,995)	(4,669)	(759)	(745)	(351)	(8,941)	(85,530)	(11,513)	(97,043)
Professional services	(658)	(749)	(45)	(317)	(81)	(4)	(1,060)	(2,914)	(8,971)	(11,885)
Occupancy-related costs	(1,540)	(3,137)	(751)	(372)	(594)	(174)	(1,465)	(8,033)	(3,496)	(11,529)
Depreciation and amortization	(544)	(397)	(3,340)	(873)	(483)	(58)	(1,896)	(7,591)	(843)	(8,434)
Other selling, general and administrative expenses(3)	(10,143)	65	(4,363)	(235)	(497)	(107)	(1,144)	(16,424)	1,423	(15,001)
Restructuring charge	—	—	—	—	—	—	(184)	(184)	—	(184)
Interest expense - Securities lending and loan participations sold	(1,998)	—	—	—	—	—	—	(1,998)	(96)	(2,094)
Segment income (loss)	$54,779	$7,190	$3,964	$4,608	$2,559	$1,477	$(1,330)	$73,247	$(7,838)	$65,409

(1)	Corporate and All Other consists of general corporate administrative functions not allocable to reportable segments and operating segments and entities that individually, or in aggregate, do not meet the criteria of a separate reportable segment including bebe, and individual investment and lending entities.
(2)	Revenues - Services and fees for the Corporate and All Other category includes intersegment eliminations.
(3)	Other selling, general and administrative expenses for the Corporate and All Other category includes intersegment eliminations and corporate expense allocations to segments.

Nine Months Ended September 30, 2026	Capital Markets	Wealth Management	Lingo	magicJack	Marconi Wireless	UOL	Consumer Products	Total Reportable Segments	Corporate and All Other(1)	Total
Revenues - Services and fees(2)	$113,710	$112,872	$115,763	$24,980	$20,568	$8,492	$—	$396,385	$41,783	$438,168
Trading gains (losses), net	13,959	21,583	—	—	—	—	—	35,542	(2,008)	33,534
Fair value adjustment on loans	1,933	—	—	—	—	—	—	1,933	10,072	12,005
Interest income - loans	1,121	—	—	—	—	—	—	1,121	4,273	5,394
Interest income - securities lending	4,887	—	—	—	—	—	—	4,887	—	4,887
Revenues - Sale of goods	—	—	—	899	1,469	—	126,907	129,275	942	130,217
Total revenues	135,610	134,455	115,763	25,879	22,037	8,492	126,907	569,143	55,062	624,205
Direct cost of services	—	—	(64,299)	(5,100)	(6,636)	(2,397)	—	(78,432)	(9,754)	(88,186)
Cost of goods sold	—	—	—	(824)	(1,558)	—	(89,260)	(91,642)	(977)	(92,619)
Employee compensation and benefits	(74,376)	(85,710)	(12,552)	(2,080)	(996)	(529)	(27,419)	(203,662)	(40,147)	(243,809)
Professional services	(1,849)	(848)	(234)	(939)	(225)	(79)	(3,786)	(7,960)	(33,690)	(41,650)
Occupancy-related costs	(4,709)	(5,949)	(1,867)	(1,046)	(1,379)	(456)	(4,778)	(20,184)	(9,488)	(29,672)
Depreciation and amortization	(565)	(1,137)	(9,650)	(2,539)	(1,409)	(62)	(5,013)	(20,375)	(2,130)	(22,505)
Other selling, general and administrative expenses(3)	(19,298)	(11,015)	(13,520)	(759)	(1,024)	(307)	(4,001)	(49,924)	5,426	(44,498)
Restructuring charge	(1,777)	(29)	—	—	—	—	(128)	(1,934)	—	(1,934)
Impairment of tradename	—	—	—	—	—	—	(5,200)	(5,200)	—	(5,200)
Interest expense - Securities lending and loan participations sold	(2,723)	—	—	—	—	—	—	(2,723)	—	(2,723)
Segment income (loss)	$30,313	$29,767	$13,641	$12,592	$8,810	$4,662	$(12,678)	$87,107	$(35,698)	$51,409

(1)	Corporate and All Other consists of general corporate administrative functions not allocable to reportable segments and operating segments and entities that individually, or in aggregate, do not meet the criteria of a separate reportable segment including bebe, and individual investment and lending entities.
(2)	Revenues - Services and fees for the Corporate and All Other category includes intersegment eliminations.
(3)	Other selling, general and administrative expenses for the Corporate and All Other category includes intersegment eliminations and corporate expense allocations to segments.

Nine Months Ended September 30, 2025	Capital Markets	Wealth Management	Lingo	magicJack	Marconi Wireless	UOL	Consumer Products	Total Reportable Segments	Corporate and All Other(1)	Total
Revenues - Services and fees(2)	$120,654	$114,429	$121,150	$27,957	$24,024	$10,137	$—	$418,351	$56,928	$475,279
Trading gains, net	49,049	13,873	—	—	—	—	—	62,922	1,599	64,521
Fair value adjustment on loans	(3,131)	—	—	—	—	—	—	(3,131)	(2,866)	(5,997)
Interest income - loans	65	—	—	—	—	—	—	65	9,078	9,143
Interest income - securities lending	5,487	—	—	—	—	—	—	5,487	—	5,487
Revenues - Sale of goods	—	—	—	952	2,823	—	132,354	136,129	4,674	140,803
Total revenues	172,124	128,302	121,150	28,909	26,847	10,137	132,354	619,823	69,413	689,236
Direct cost of services	—	—	(70,679)	(5,705)	(10,497)	(3,231)	—	(90,112)	(17,095)	(107,207)
Cost of goods sold	—	—	—	(970)	(3,290)	—	(98,267)	(102,527)	(4,320)	(106,847)
Employee compensation and benefits	(90,033)	(94,164)	(14,325)	(2,265)	(2,247)	(954)	(28,002)	(231,990)	(46,178)	(278,168)
Professional services	(2,149)	(1,740)	(388)	(1,111)	(259)	(44)	(3,035)	(8,726)	(33,037)	(41,763)
Occupancy-related costs	(5,215)	(11,132)	(2,366)	(1,128)	(1,840)	(527)	(4,398)	(26,606)	(11,525)	(38,131)
Depreciation and amortization	(1,905)	(1,814)	(9,986)	(2,631)	(1,449)	(194)	(5,760)	(23,739)	(3,341)	(27,080)
Other selling, general and administrative expenses(3)	(32,419)	(11,857)	(14,116)	(785)	(1,157)	(306)	(3,547)	(64,187)	(4,320)	(68,507)
Restructuring charge	—	—	—	—	—	—	(220)	(220)	(285)	(505)
Impairment of tradename	—	—	—	—	—	—	(1,500)	(1,500)	—	(1,500)
Interest expense - Securities lending and loan participations sold	(4,147)	—	—	—	—	—	—	(4,147)	(634)	(4,781)
Segment income (loss)	$36,256	$7,595	$9,290	$14,314	$6,108	$4,881	$(12,375)	$66,069	$(51,322)	$14,747

(1)	Corporate and All Other consists of general corporate administrative functions not allocable to reportable segments and operating segments and entities that individually, or in aggregate, do not meet the criteria of a separate reportable segment including bebe, Nogin (deconsolidated in March 2025), Atlantic Coast Recycling (sold in March 2025), and individual investment and lending entities.
(2)	Revenues - Services and fees for the Corporate and All Other category includes intersegment eliminations.
(3)	Other selling, general and administrative expenses for the Corporate and All Other category includes intersegment eliminations and corporate expense allocations to segments.

Reconciliation of Segment (Loss) Income to Net (Loss) Income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Segment (loss) income	$(139,714)	65,409	$51,409	$14,747
Interest income	241	1,491	938	3,469
Dividend income	198	564	1,000	821
Realized and unrealized (losses) gains on investments	(97,485)	32,756	19,707	28,472
Change in fair value of financial instruments and other	(245)	(3,314)	(3,126)	9,492
Gain on sale and deconsolidation of businesses	—	—	—	86,213
Gain on senior note exchange	—	12,222	—	67,208
(Loss) income from equity investments	(14,492)	9,193	(18,625)	34,244
(Loss) gain on extinguishment of debt	—	(950)	1,607	(21,643)
Interest expense:
Capital Markets segment	—	—	—	(30)
Lingo segment	—	—	—	(66)
Consumer Products segment	(432)	(656)	(1,165)	(1,516)
Corporate and All Other	(17,410)	(18,113)	(54,487)	(71,073)
Interest expense	(17,842)	(18,769)	(55,652)	(72,685)
(Loss) income from continuing operations before income taxes	(269,339)	98,602	(2,742)	150,338
Benefit from (provision for) income taxes	24,048	(1,183)	1,207	(1,194)
(Loss) income from continuing operations	(245,291)	97,419	(1,535)	149,144
(Loss) income from discontinued operations, net of income taxes	(2,401)	(1,866)	(2,401)	70,841
Net (loss) income	(247,692)	95,553	(3,936)	219,985
Net (loss) income attributable to noncontrolling interests	(6,689)	4,470	3,245	(594)
Net (loss) income attributable to BRC Group Holdings, Inc.	(241,003)	91,083	(7,181)	220,579
Preferred stock dividends	2,015	2,015	6,045	6,045
Net (loss) income available to common shareholders	$(243,018)	$89,068	$(13,226)	$214,534

The following table presents revenues by geographical area:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenues
Services and fees
North America	$112,451	$170,668	$438,168	$475,279

Trading (losses) gains, net
North America	(124,401)	53,012	33,534	64,521

Fair value adjustments on loans
North America	1,215	1,299	12,005	(5,997)

Interest income - loans
North America	1,509	2,094	5,394	9,143

Interest income - securities lending
North America	2,004	2,523	4,887	5,487

Sale of goods
North America	19,868	25,166	66,015	73,985
Australia	1,999	2,189	6,110	6,871
Europe, Middle East, and Africa	10,840	13,270	34,714	38,240
Asia	4,833	6,084	16,521	16,361
Latin America	2,710	1,566	6,857	5,346
Total - Sale of goods	40,250	48,275	130,217	140,803

Total Revenues
North America	12,646	254,762	$560,003	$622,418
Australia	1,999	2,189	6,110	6,871
Europe, Middle East, and Africa	10,840	13,270	34,714	38,240
Asia	4,833	6,084	16,521	16,361
Latin America	2,710	1,566	6,857	5,346
Total Revenues	$33,028	$277,871	$624,205	$689,236

The following table presents long-lived assets, which consists of property and equipment, net, by geographical area:

	September 30, 2026	December 31, 2025
Long-lived Assets - Property and Equipment, net:
North America	$17,931	$17,450
Europe	288	88
Asia Pacific	43	62
Australia	6	6
Total	$18,268	$17,606

Segment assets are not reported to, or used by, the Company’s chief operating decision maker to allocate resources to, or assess performance of the segments and therefore, total segment assets have not been disclosed.

NOTE 27 — COMMITMENTS AND CONTINGENCIES

(a) Legal Matters

The Company is subject to certain legal and other claims that arise in the ordinary course of its business. In particular, the Company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from the Company’s securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. The Company and its subsidiaries are also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding the Company’s business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. In addition to such legal and other claims, reviews, investigations, and proceedings, the Company and its subsidiaries are subject to the risk of unasserted claims, including, among others, as it relates to matters related to Mr. Kahn and our investment in Freedom VCM. If such claims are made, however, the Company believes it has valid defenses from any such claim and any such claim would be without merit. The Company has not accrued for any such contingent liabilities, but such contingent liabilities could be realized which could have a material adverse impact on the Company’s financial condition.

On August 18, 2026, the FRG Litigation Trust filed a lawsuit in the Court of Chancery for the State of Delaware against Brian Kahn; Matthew Avril; BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.); B. Riley Securities, Inc.; GlassRatner Advisory & Capital Group, LLC (d/b/a B. Riley Advisory Services); Bryant Riley; Willkie Farr & Gallagher LLP; and Jefferies LLC. The complaint alleges that Kahn, aided by Avril, engineered the FRG take-private transaction in 2023 to fraudulently hide financial improprieties with FRG. The complaint alleges that the remaining defendants each played a role in the scheme. The complaint seeks the following damages against all of the defendants: compensatory damages in excess of $700,000, with disgorgement of professional and other fees, plus interest. On August 20, 2026, the lenders who participated in the financing of the FRG take-private transaction in 2023 filed a substantially identical lawsuit in the Court of Chancery for the State of Delaware against the same defendants alleging the same wrongdoing. The complaint seeks the following damages against all of the defendants: unspecified compensatory damages consisting of the full amount of plaintiffs’ losses on the credit agreements plus consequential damages, with disgorgement of professional and other fees, plus interest. The Company believes that these claims are meritless and intends to defend these actions.

On February 2, 2026, a stockholder derivative complaint was filed by Adrian Rubio in the U.S. Federal District Court, Central District of California on behalf of the Company and against the members of the Company’s Board of Directors and certain of the Company’s executive officers. The complaint alleges that certain of the Company’s officers and the board of directors substantially damaged the Company by filing false and misleading statements that omitted material adverse facts regarding Brian Kahn’s involvement in the Prophecy fraud and the regulatory scrutiny that the Company would face because of its entanglements with Kahn and Franchise Group. Claims include breach of fiduciary duties and unjust enrichment. The parties have agreed to stay this action pending decisions in the other derivative matters, and a stipulation to that effect has been accepted by the court. The Company believes that these claims are meritless and intends to defend this action.

On January 2, 2026, a stockholder derivative complaint was filed by Joel Friedman in the U.S. Federal District Court, Central District of California on behalf of the Company and against the members of the Company’s Board of Directors and certain of the Company’s executive officers. The complaint alleges that certain of the Company’s officers and the board of directors substantially damaged the Company by filing false and misleading statements that omitted material adverse facts regarding Brian Kahn’s involvement in the Prophecy fraud and the regulatory scrutiny that the Company would face because of its entanglements with Kahn and Franchise Group. Claims include breach of fiduciary duties, waste of corporate assets, and unjust enrichment. The parties have agreed to stay this action pending decisions in the other derivative matters, and a stipulation to that effect has been submitted to the court. The Company believes that these claims are meritless and intends to defend this action.

On July 11, 2025, the Company’s subsidiary, BRS, received a demand letter from certain parties that invested in a special purpose entity that in turn invested in the going private transaction (the “Transaction”) in August 2023 of Franchise Group, Inc. An arbitration demand (the “Demand”) was filed by such parties with the American Arbitration Association on October 10, 2025 against BRS and related entities (the “BR Defendants”). The Demand alleges that the BR Defendants (i) failed to disclose certain material facts regarding FRG and the Transaction in violation of certain securities laws, (ii) committed fraud and/or civil conspiracy, and (iii) breached fiduciary duties and aided and abetted the breach of fiduciary duties. Such investors seek rescission of the aggregate investment amount of $37,500 plus interest thereon and related fees and expenses. The Company believes such claims are meritless and intends to defend such action.

On February 14, 2025, a stockholder derivative complaint was filed by Michael Marchner in the Delaware Chancery Court on behalf of the Company and against the members of the Company’s Board of Directors. The complaint alleges that certain of the Company’s officers and the board of directors (i) breached their fiduciary duties related to the Company’s involvement with Mr. Kahn and subsequent legal issues, (ii) engaged in misconduct, and (iii) wasted corporate assets, including the approval of improper compensation. On March 30, 2026, the Court of Chancery dismissed the complaint in full. On April 29, 2026, Marchner filed an appeal to the Delaware Supreme Court.

On January 22, 2025, a stockholder derivative complaint was filed by James Smith in the Superior Court for Los Angeles County against the Company, certain of the Company’s executive officers and the members of the Company’s Board of Directors. The complaint alleges that certain of the Company’s officers and directors (i) breached their fiduciary duties related to the Company’s involvement with Mr. Kahn and subsequent legal issues, (ii) engaged in a waste of corporate assets, and (iii) received unjust enrichment. The Company believes that these claims are meritless and intends to defend this action.

On July 19, 2024, the Company received a demand from two stockholders, Renato Rene Amio and Stephen Edwards, to inspect certain of the Company’s books and records pursuant to Section 220 of the Delaware General Corporation Law, focused on the Company’s business dealings with Mr. Kahn and the FRG take-private transaction, and the Company produced documents in response. On January 16, 2026, the same stockholders delivered a pre-suit litigation demand to the Company’s Board of Directors demanding that the Board pursue claims against certain officers and directors for alleged breaches of fiduciary duty, citing Mr. Kahn’s December 2025 guilty plea, alleging that the Board knew or should have known of Mr. Kahn’s history, criticizing the Company’s internal investigations, and seeking disgorgement of compensation, personnel action, and corporate governance reforms. The demand does not specify an amount of alleged damages. The Company believes any resulting claims would be without merit and intends to respond in due course.

On July 9, 2024, a putative class action was filed by Brian Gale, Mark Noble, Terry Philippas and Lawrence Bass in the Delaware Chancery Court against Freedom VCM, Mr. Kahn, Andrew Laurence, Matthew Avril, and the Company. This complaint alleges that former shareholders of FRG suffered damages due to alleged breaches of fiduciary duties by officers, directors and other participants in the August 2023 management-led take-private transaction of FRG and that the Company aided and abetted those alleged breaches of fiduciary duties. The claim seeks an award of unspecified damages, rescissory damages and/or quasi-appraisal damages, disgorgement of profits, attorneys’ fees and expenses, and interest thereon. The Company believes these claims are meritless and intends to defend this action.

On July 3, 2024, each of the Company and Bryant Riley, Chairman and Co-Chief Executive Officer, received a subpoena from the SEC requesting the production of certain documents and other information primarily related to (i) the Company’s business dealings with Mr. Kahn, (ii) certain transactions in an unrelated public company’s securities, and (iii) the communications and related compliance and other policies and procedures of certain of its regulated subsidiaries. On November 22, 2024, each of the Company and Mr. Riley received an additional SEC subpoena requesting the production of certain additional documents and information relating to Franchise Group, Inc. (including its holding company, Freedom VCM Holdings, LLC) as well as Mr. Riley’s personal loan and his pledge of shares of the Company’s common stock as collateral for such loan. In June 2026, the SEC issued subpoenas to certain current and former employees seeking their testimony. As previously disclosed on April 23, 2024, the Audit Committee of the Company’s Board of Directors, with the assistance of Sullivan & Cromwell LLP, the Company’s legal counsel, conducted an internal review, and separately the Audit Committee retained Winston & Strawn LLP, independent legal counsel, to conduct an independent investigation, to review transactions among Mr. Kahn (and his affiliates) and the Company (and its affiliates). The review and the investigation both confirmed that the Company and its executives, including Mr. Riley, had no involvement with, or knowledge of, any alleged misconduct concerning Mr. Kahn or any of his affiliates. The receipt of subpoenas is not an indication that the SEC or its staff has determined that any violations of law have occurred. Both the Company and Mr. Riley are responding to the subpoenas and are fully cooperating with the SEC.

On May 2, 2024, a putative class action was filed by Ted Donaldson in the Superior Court for the State of California, County of Los Angeles on behalf of all persons who acquired the Company’s senior notes pursuant to the shelf registration statement filed with the SEC on Form S-3 dated January 28, 2021, and the prospectuses filed and published on August 4, 2021 and December 2, 2021 (the “Offerings”). The action asserts claims under §§ 11, 12, and 15 of the Securities Act of 1933 against the Company, some of the Company’s current and former officers and directors, and the financial institutions that served as underwriters and book runners for the Offerings. An amended complaint was filed on September 27, 2024. The amended complaint alleges that the offering documents failed to advise investors that Brian Kahn and/or one or more of his controlled entities was engaged in illicit business activities, that the Company, despite the foregoing, continued to finance transactions for Kahn, eventually enabling him and others to take FRG private, and that the foregoing was reasonably likely to draw regulatory scrutiny and reputational harm to the Company. The Company believes these claims are meritless and intends to defend this action.

On January 24, 2024, a putative securities class action complaint was filed by Mike Coan in U.S. Federal District Court, Central District of California, against the Company, Mr. Riley, Tom Kelleher and Phillip Ahn. The purported class includes persons and entities that purchased shares of the Company’s common stock between May 10, 2023 and November 9, 2023. A second putative class action lawsuit was filed on March 15, 2024 by the KL Kamholz Joint Revocable Trust (“Kamholz”). On August 8, 2024, this matter was consolidated with the Kamholz matter and an amended complaint was then filed on April 21, 2025. The amended complaint alleges that the Company failed to disclose to investors material financial details concerning a going private transaction involving FRG, and that the Company made false or misleading statements concerning the Company’s lending practices, its high concentration of risk in transactions involving Mr. Kahn and his affiliates, the condition and composition of the Company’s loan portfolio, the Company’s due diligence and risk management procedures, and the Company’s level of concern and internal scrutiny concerning Mr. Kahn after it learned he was potentially implicated in a fraud involving an unrelated third party. The amended complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. On December 12, 2025, the District Court granted in part and denied in part the Company’s motion to dismiss the consolidated amended complaint. The matter will now move into discovery and class certification proceedings. The Company believes these claims are meritless and intends to defend these actions.

On September 21, 2023, BRCC, a wholly owned subsidiary of the Company, received a demand alleging that certain payments to BRCC in the aggregate amount of approximately $32,166 made by Sorrento Therapeutics, Inc. (“Sorrento”), a Chapter 11 debtor in U.S. Bankruptcy Court, Southern District of Texas (the “Court”), pursuant to that certain Bridge Loan Agreement dated September 30, 2022 between Sorrento and BRCC, are avoidable as preferential transfers (the “Alleged Preferences”). On June 16, 2025, the liquidating trustee (the “Trustee”) on behalf of the Sorrento Liquidating Trust filed a complaint with the Court in an adversary proceeding seeking to avoid and recover the Alleged Preferences. On September 12, 2025, the Court denied BRCC’s motion to dismiss. The Company believes that the Trustee’s claims lack merit and intends to continue to assert its statutory defenses to defeat such claims.

In light of the significant factual issues to be resolved with respect to the asserted claims and other proceedings described above and uncertainties regarding unasserted claims described above, at the present time reasonably possible losses cannot be estimated with respect to the asserted and unasserted claims described in the preceding paragraphs.

(b) Babcock and Wilcox Commitments and Guarantees

On January 18, 2024, the Company entered into a guaranty (the “Axos Guaranty”) in favor of (i) Axos Bank, in its capacity as administrative agent (the “Administrative Agent”) for the secured parties under that certain credit agreement, dated as of January 18, 2024, among B&W, the guarantors party thereto, the lenders party thereto and the Administrative Agent (the “B&W Axos Credit Agreement”), and (ii) the secured parties. Subject to the terms and conditions of the Axos Guaranty, the Company has guaranteed certain obligations of B&W (subject to certain limitations) under the B&W Axos Credit Agreement, including the obligation to repay outstanding loans and letters of credit and to pay earned interest, fees costs and expenses of enforcing the Axos Guaranty, provided however, that the Company’s obligations with respect to the principal amount of credit extensions and unreimbursed letter of credit obligations under the B&W Axos Credit Agreement shall not at any time exceed $150,000 in the aggregate, which is the maximum potential amount of future payments under the guaranty. In consideration for the agreements and commitments under the Axos Guaranty and pursuant to a separate fee and reimbursement agreement, B&W has agreed to pay the Company a fee equal to 2.00% of the aggregate revolving commitments (as defined in the B&W Axos Credit Agreement) under the B&W Axos Credit Agreement, payable quarterly and, at B&W’s election, in cash in full or 50% in cash and 50% in the form of penny warrants. On June 18, 2025, an amendment was made to the Axos Guaranty whereby the Company’s obligations as guarantor were suspended until January 1, 2027. On February 25, 2026, the Axos Guaranty was terminated and is of no further force and effect.

On December 22, 2021, the Company entered into a general agreement of indemnity in favor of one of B&W’s sureties. Pursuant to this indemnity agreement, the Company agreed to indemnify the surety in connection with a default by B&W under a €30,000 payment and performance bond issued by the surety in connection with a construction project undertaken by B&W. Under the agreement, the performance bond amount was reduced upon the satisfaction of specified contractual performance obligations. As of September 30, 2026, the Company’s indemnity obligation under the performance bond was €5,000.

(c) Other Commitments

In the normal course of business, the Company enters into commitments to its clients in connection with capital raising transactions, such as firm commitment underwritings, equity lines of credit, or other commitments to provide financing on specified terms and conditions. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at the anticipated price and to balance sheet risk in the event that debt or equity financing commitments cannot be syndicated.

The Company entered into two Written Put agreements in April of 2025 (as amended, “April 2025 agreement”) and September of 2025 and the September 2025 Written Put agreement has been subsequently amended (as amended, “September 2025 agreement” and together, with the April 2025 agreement, the “Written Put agreements”). Under the Written Put agreements, the Issuers may require the Company to purchase up to: (i) $15,000 of the Issuer’s convertible preferred stock prior to March 24, 2027 and (ii) $2,000,000 of the Issuer’s convertible preferred stock prior to August 27, 2029, subject to limitations. The maximum put notice is (i) $500 per week in the aggregate and (ii) $150,000 per issuance and no more than one put notice a week, respectively. Conversion of the preferred stock is subject to a 19.99% conversion limitation pursuant to the applicable Nasdaq Listing Rules.

If exercised, the Company would remit cash and receive preferred shares at a discount to their stated value, with the preferred stock convertible at the Company’s option into common shares of the Issuer based on a formula tied to market prices. The preferred stock also includes a contingent redemption feature if the Issuer’s common stock declines below a specified price threshold.

During the three and nine months ended September 30, 2026, the Company purchased an aggregate of $125,000 and $500,000 of preferred shares pursuant to the April 2025 agreement. As of September 30, 2026, future commitments for the Written Puts include: (i) $12,700, which does not meet the requirements to be put by one Issuer, due to a decrease in stock price below the required floor as of the balance sheet date and (ii) $835,000, which remained outstanding from another Issuer and had not been exercised, and no amounts were due (see Note 6 - Fair Value Measurements).

NOTE 28 — SUBSEQUENT EVENTS

Sale of Remaining Interest in GA Holdings

On November 3, 2026, the Company sold its interest in GA Holdings to Oaktree for $62,250, consisting of $10,570 in cash and $51,680 of reduction of indebtedness owed under the Oaktree Term Loan as more fully described in Note 11 - Equity Method Investments and Note 15 - Term Loans and Revolving Credit Facilities. The Company recorded an impairment charge of $14,552 as of September 30, 2026, that resulted in a reduction in the carrying value of the GA Holdings equity investment from $76,802 to its estimated fair value of $62,250.

Schedule B
BRC MD&A

(see attached)

Item 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “future,” “intend,” “seek,” “likely,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we are under no obligation to update any of the forward-looking statements after the filing of this Annual Report to conform such statements to actual results or to changes in our expectations.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this Annual Report. Readers are also urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business, including without limitation the disclosures made in Item 1A of Part II of this Annual Report under the caption “Risk Factors.”

Factors that could cause actual results to differ from those contained in the forward-looking statements include, but are not limited to: volatility in our revenues and results of operations; changing conditions in the financial markets; and developments that may arise related to our prior investment in Freedom VCM Holdings, LLC (“Freedom VCM”) and prior business relationship with Brian Kahn (the former CEO of Freedom VCM); the receipt by the Company and Bryant Riley of subpoenas from the SEC; material weaknesses in internal control over financial reporting; our ability to generate sufficient revenues to achieve and maintain profitability; failure to comply with the terms of our credit agreements or senior notes; the level of our indebtedness; our ability to meet future capital requirements; our exposure to credit risk; the short term nature of our engagements; failure to successfully compete in any of our businesses; the illiquidity of, and additional potential losses from, our proprietary investments; potential liability and harm to our reputation if we were to provide an inaccurate appraisal or valuation; potential mark-downs in inventory in connection with purchase transactions; loss of key personnel; our ability to borrow under our credit facilities; our dependence on communications, information and other systems and third parties; the potential loss of financial institution clients; the diversion of management time on divestiture-related issues; the impact of legal proceedings, including in respect of matters related to Freedom VCM and Brian Kahn; the activities of short sellers and their impact on our business and reputation; changing economic and market conditions, including inflation and any actions by the Federal Reserve to address inflation, and the possibility of recession or an economic downturn; the effects of tariffs and other governmental initiatives, and related impacts including supply chain disruptions, labor shortages and increased labor costs; and the effect of geopolitical instability, including wars, conflicts and terrorist attacks, including the impacts of Russia’s invasion of Ukraine and conflicts in the Middle East. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Except as otherwise required by the context, references in this Annual Report to the “Company,” “BRCGH,” “BRC,” “BRC Group Holdings,” “we,” “us” or “our” refer to the combined business of BRC Group Holdings, Inc. and all of its subsidiaries.

Overview

Description of the Company

BRC Group Holdings, Inc. (Nasdaq: RILY) (the “Company” or “BRCGH”), which changed its name from B. Riley Financial, Inc. effective January 1, 2026, is a diversified holding company offering a platform of businesses, including financial services (with complementary banking and wealth management businesses), telecom, retail, and investments in equity, debt and venture capital. We refer to BRCGH as having a “platform” because of the unique composition of our financial services businesses and diversification of its operations. Our core financial services platform provides small cap and middle market companies customized end-to-end solutions at every stage of the enterprise life cycle. Our complementary banking business offers comprehensive services in capital markets, sales, trading, research, merchant banking, M&A, and restructuring. Our complementary wealth management business offers wealth management and financial planning services including brokerage, investment management, insurance, and tax preparation. Our telecom businesses provide consumer and business services including traditional, mobile and cloud phone, internet and data, security, and email. Our consumer products and retail companies provide mobile computing accessories and home furnishings. BRCGH, through its investment business, deploys its capital inside and outside its core financial services business to generate shareholder value through opportunistic investments.

The Company opportunistically invests in and acquires companies or assets with attractive risk-adjusted return, with a focus on making operational improvements within these companies in an effort to maximize free cash flow.

In addition to efforts to grow the BRC platform, starting in 2024 and continuing through 2025, we have been focused on reducing indebtedness, including through the net proceeds from a number of strategic asset dispositions or other monetizations as described in additional detail under “Disposition and Monetization Transactions.” The Company has reduced its total outstanding indebtedness from $1.8 billion at December 31, 2024 to $1.4 billion at December 31, 2025. The Company anticipates that reduction of indebtedness, including potentially through additional asset disposition or monetization transactions, will remain a key priority for the foreseeable future.

Our Business Segments

We maintain a diverse composition of businesses that operate in seven reportable business segments: Capital Markets, Wealth Management, Lingo, magicJack, Marconi Wireless, UOL, and Consumer Products. The descriptions below illustrate the businesses that comprise our segments.

Management evaluates many different financial and non-financial metrics to assess the individual performance of each of these various businesses. However, across most businesses, management primarily assesses each business’s financial performance based upon each business’s revenues and operating profits generated excluding non-cash charges and the impact of gains and losses related to securities and other investments held. Management believes that gains and losses on individual investments are generally impacted by individual characteristics specific to each investment and although this has an impact on our overall financial performance the impact of these gains and losses may not be indicative of the overall strength or weakness in each of our business operations. Additionally, in evaluating the financial performance of each of our businesses, management monitors the increase or decrease in operating results from period to period while factoring in the relative volatility inherent in each industry in which these businesses operate. Management recognizes that some of the Company’s businesses exhibit more volatile results.

Capital Markets – We provide investment banking, equity research and institutional brokerage services to publicly traded and privately held companies, institutional investors, and financial sponsors; and direct lending services to middle market companies. We also trade equity securities as a principal for our account, including investments in funds managed by our subsidiaries. We maintain an investment portfolio comprised of public and private equities and debt securities. We also opportunistically provide loans to our clients and we engage in securities-based lending which involves the borrowing and lending of equity and fixed income securities.

Our investment approach is value-oriented and represents a core competency of our capital markets strategy. We act as an advisor to our clients, which at times involves complex transactions consistent with our value-oriented investment philosophy. We often provide consulting, capital raising, or investment banking services for companies in which BRC may have significant influence through equity ownership, representation on the board of directors (or similar governing body), or both.

Wealth Management – We provide retail brokerage, investment management, and insurance, and tax preparation services to individuals and families, small businesses, non-profits, trusts, foundations, endowments, and qualified retirement plans through a boutique private wealth and investment management firm to meet the individual financial needs and goals of our customers. Our experienced financial advisors provide investment management, retirement planning, education planning, wealth transfer and trust coordination, and lending and liquidity solutions. Our investment strategists provide strategies and real-time market views and commentary to help our clients make important and informed financial and investment decisions.

Lingo Segment - Lingo Management, LLC and its subsidiary Bullseye Telecom (together, “Lingo”) is a global cloud/unified communications (“UC”) and managed service provider to Enterprise and Small to Medium Businesses in the United States. Lingo primarily re-sells Plain Old Telephone Services (POTS), Broadband data services and Managed Security services in addition to the Cloud Voice, POTS Alternative and business collaboration communication services.

magicJack Segment – magicJack VoIP Services, LLC and related subsidiaries (“magicJack”) is a non-interconnected Voice-over-IP (VoIP) cloud-based communications service provider that offers related devices and subscription services within the United States and Canada. The magicJack services allow its subscribers to stay connected at low costs.

Marconi Wireless Segment - Marconi Wireless Holdings, LLC (“Marconi Wireless”) is a mobile virtual network operator that provides mobile phone voice, text, and data services and devices using the Credo Mobile brand.

UOL Segment - United Online, Inc. (“UOL”) is an Internet access provider that offers dial-up and digital subscriber line (“DSL”) services under the NetZero and Juno brands across the United States. UOL also provides paid and free e-mail subscription services that also generate advertising revenues.

Consumer Products Segment – This segment is comprised of Tiger US Holdings, Inc. (“Targus”), which is a multinational company that, together with its subsidiaries, designs, manufactures, and sells consumer and enterprise productivity products with a large business-to-business (B2B) customer client base and global distribution in over 100 countries. The Targus product line includes laptop and tablet cases, backpacks, universal docking stations, and computer accessories.

Our operating results are primarily comprised of the operations of these businesses within our seven reportable operating segments. However, we also generate revenues from investment and lending entities and other businesses that we may acquire with the goal to expand their operations, drive growth, and create operational efficiencies to improve cash flows to reinvest across other business operations in our platform. These businesses are typically in fragmented markets and include the operations of a regional environmental services business, and bebe stores inc. (“bebe”) which operates rent-to-own stores.

In prior years, we also generated operating revenues from an entity that was then a majority owned subsidiary of ours which licensed the trademarks and intellectual properties from ownership of six brands: Catherine Malandrino, English Laundry, Joan Vass, Kensie Girl, Limited Too and Nanette Lepore, and we generated other income from dividends we received from our equity ownership of investments that ranged from 10% to 50% in companies that license the trademark and intellectual property of the Hurley, Justice, and Scotch & Soda brands and bebe and Brookstone brands (equity ownership of bebe, our majority owned subsidiary). We also reported fair value adjustments from these equity investments since we elected to account for these equity investments using the fair value method of accounting. In October 2024, BRC entered into transactions that sold these businesses, and BRC no longer controlled these operations and they are included in discontinued operations in the consolidated financial statements for the year ended December 31, 2024.

Securities and Other Investments Owned Portfolio – We have a portfolio of securities and other investments owned that consists of public equity securities, private securities, partnership interests and other investments, corporate bonds and other fixed income securities as follows at December 31, 2025 and 2024:

	December 31,
	2025	2024
Public Equity Securities:
Babcock & Wilcox Enterprises, Inc. - common stock	$174,011	$45,012
Babcock & Wilcox Enterprises, Inc. - preferred stock	—	1,528
Double Down Interactive Co., Ltd - common stock	30,010	43,706
Synchronoss Technologies, Inc. - common stock	3,503	7,200
Other public equities	25,675	27,446
Total public equity securities	233,199	124,892

Private Equity Securities:
Other private equities	135,605	107,616
Total private equity securities	135,605	107,616

Total equity securities	368,804	232,508

Corporate bonds	31,751	29,027
Other fixed income securities	4,373	4,923
Partnership interests and other	41,915	15,867
Total securities and other investments owned	$446,843	$282,325

The carrying values of Babcock & Wilcox Enterprises, Inc. common stock held as of December 31, 2025 and December 31, 2024 were $174.0 million (38.9% of total securities and other investments owned) and $45.0 million (15.9% of total securities and other investments owned), respectively. The change in the carrying value for the year ended December 31, 2025 was due to an increase in the public share price during the period.

The carrying values of our Double Down Interactive Co., Ltd common stock held as of December 31, 2025 and December 31, 2024 were $30.0 million and $43.7 million, respectively. The change in the carrying value for the year ended December 31, 2025 was primarily driven by sales of the securities and a decrease in the public share price during the period.

The carrying values of our investments in other public equities held as of December 31, 2025 and December 31, 2024 were $25.7 million and $27.4 million, respectively. The change in the aggregate carrying value for the year ended December 31, 2025 was driven by net sales of certain other public equity securities during the period.

The carrying values of our investments in other private equities held as of December 31, 2025 and December 31, 2024 were $135.6 million and $107.6 million, respectively. The change in the aggregate carrying value for the year ended December 31, 2025 was driven by purchases of certain private securities, partially offset by decreases in fair values during the period.

The carrying value of our investments in partnership interests and other securities held as of December 31, 2025 and December 31, 2024 were $41.9 million and $15.9 million, respectively. The change in the aggregate carrying value for the year ended December 31, 2025 was primarily driven by net increase in market value of certain securities during the period.

Nasdaq Compliance

On April 3, 2025, May 21, 2025, August 20, 2025, October 1, 2025 and November 21, 2025, the Company received Staff Determination Letters (the “Prior Determination Letters”) from the Nasdaq Listing Qualifications Staff (the “Staff”) based on the Company’s non-compliance with Nasdaq Listing Rule 5250(c)(1) (the “Filing Rule”). The basis for the Prior Determination Letters was the Company’s inability to timely file its Form 10-K for the fiscal year ended December 31, 2024 (the “2024 10K”) and its Quarterly Reports on Form 10-Q for the periods ended March 31, 2025 (the “Q1 Report”), June 30, 2025 (the “Q2 Report”) and September 30, 2025 (the “Q3 Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The Company filed its 2024 10K on September 19, 2025.

The Prior Determination Letter received on October 1, 2025 noted that, after the Staff’s review of the materials submitted by the Company on September 4, 2025 and September 19, 2025 (the “Updated Plan of Compliance”), it lacked the discretion within Nasdaq’s rules to grant the Company a further exception beyond the September 29, 2025 deadline that was previously granted to regain compliance with the Filing Rule. The Prior Determination Letters did not result in the suspension of trading or delisting of the Company’s securities.

The Prior Determination Letters notified the Company that it may request a hearing before a Nasdaq Hearings Panel (“Hearings Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. The Company timely submitted a request for a hearing on October 8, 2025, including continued listing of its securities pending the hearing and the Hearings Panel’s decision. A hearing before the Hearings Panel was held on November 4, 2025. On November 18, 2025, the Company received written notification (the “Decision Letter”) from the Hearings Panel notifying the Company of its decision to grant the Company’s request to continue its listing on The Nasdaq Stock Market (“Nasdaq” or the “Exchange”), subject to the Company’s meeting certain conditions outlined in the Decision Letter. In the Decision Letter, the hearings advisors noted that the Hearings Panel reviewed the information presented by the Company, detailing the compliance plan proposed by the Company, as well as all other correspondence previously submitted by the Company and the Staff.

The Hearings Panel granted the Company’s request for continued listing on Nasdaq, subject to filing with the SEC on or before (i) November 21, 2025, the Q1 Report, (ii) December 23, 2025, the Q2 Report, and (iii) January 20, 2026, the Q3 Report.

The Company filed with the SEC the Q1 Report on November 18, 2025, the Q2 Report on December 15, 2025 and the Q3 Report on January 14, 2026, thereby satisfying all deadlines requested by the Hearings Panel as outlined in the Decision Letter. On January 27, 2026, the Company received a letter from Nasdaq confirming that it has regained compliance with Nasdaq’s Periodic Filing Rule 5250(c)(1). Consistent with the applicable Nasdaq Listing Rules in such circumstances, the notice also indicated that Nasdaq imposed a “Mandatory Panel Monitor” as that term is defined in Nasdaq Listing Rule 5815(d)(4)(B) for a period of one year. In the event the Company fails to timely satisfy the Periodic Filing Rule during such one-year period, the Company will not be afforded the opportunity to provide a compliance plan for the Nasdaq Listing Qualifications Staff’s review. The Company would instead receive a Delist Determination Letter in response to which the Company could request a hearing and stay of the delist determination pending a hearing before a Hearings Panel.

There can be no assurance that the Company will be able to file future reports timely or meet other Nasdaq continued listing requirements in the future.

Results of Operations

The following period to period comparisons of our financial results are not necessarily indicative of future results.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Consolidated Statements of Operations

(Dollars in thousands)

	Year Ended		Year Ended
	December 31, 2025		December 31, 2024		Change
	Amount	%	Amount	%	Amount	%
Revenues:
Services and fees	$633,836	65.4%$	783,304	104.8%$	(149,468)	(19.1)%
Trading gains (losses), net	125,530	13.0%	(57,007)	(7.6)%	182,537	(320.2)%
Fair value adjustments on loans	(448)	—%	(325,498)	(43.6)%	325,050	(99.9)%
Interest income - loans	10,574	1.1%	54,141	7.3%	(43,567)	(80.5)%
Interest income - securities lending	6,993	0.7%	70,862	9.5%	(63,869)	(90.1)%
Sale of goods	191,114	19.8%	220,619	29.6%	(29,505)	(13.4)%
Total revenues	967,599	100.0%	746,421	100.0%	221,178	29.6%

Operating expenses:
Direct cost of services	139,417	14.4%	213,901	28.7%	(74,484)	(34.8)%
Cost of goods sold	145,364	15.0%	167,634	22.4%	(22,270)	(13.3)%
Selling, general and administrative expenses	599,748	62.0%	689,410	92.4%	(89,662)	(13.0)%
Restructuring charge	195	—%	1,522	0.2%	(1,327)	(87.2)%
Impairment of goodwill and tradenames	1,500	0.2%	105,373	14.1%	(103,873)	(98.6)%
Interest expense - Securities lending and loan participations sold	5,794	0.6%	66,128	8.9%	(60,334)	(91.2)%
Total operating expenses	892,018	92.2%	1,243,968	166.7%	(351,950)	(28.3)%
Operating income (loss)	75,581	7.8%	(497,547)	(66.7)%	573,128	(115.2)%
Other income (expense):
Interest income	3,710	0.4%	3,600	0.5%	110	3.1%
Dividend income	1,818	0.2%	4,462	0.6%	(2,644)	(59.3)%
Realized and unrealized gains (losses) on investments	62,718	6.5%	(263,686)	(35.3)%	326,404	(123.8)%
Change in fair value of financial instruments and other	11,349	1.2%	4,471	0.6%	6,878	153.8%
Gain on sale and deconsolidation of businesses	86,213	8.9%	306	-%	85,907	n/m
Gain on senior note exchange	67,208	6.9%	-	-%	67,208	n/m
Income from equity investments	34,996	3.6%	31	-%	34,965	n/m
Loss on extinguishment of debt	(21,298)	(2.2)%	(18,725)	(2.5)%	(2,573)	13.7%
Interest expense	(92,736)	(9.6)%	(133,308)	(17.9)%	40,572	(30.4)%
Income (loss) from continuing operations before income taxes	229,559	23.7%	(900,396)	(120.7)%	1,129,955	(125.5)%
Benefit from (provision for) income taxes	9,885	1.0%	(22,013)	(2.9)%	31,898	(144.9)%
Income (loss) from continuing operations	239,444	24.7%	(922,409)	(123.6)%	1,161,853	(126.0)%
Income from discontinued operations, net of income taxes	70,841	7.3%	147,470	19.8%	(76,629)	(52.0)%
Net income (loss)	310,285	32.1%	(774,939)	(103.8)%	1,085,224	(140.0)%
Net income (loss) attributable to noncontrolling interests	2,870	0.3%	(10,665)	(1.4)%	13,535	(126.9)%
Net income (loss) attributable to BRC Group Holdings, Inc.	307,415	31.8%	(764,274)	(102.4)%	1,071,689	(140.2)%
Preferred stock dividends	8,060	0.8%	8,060	1.1%	-	-%
Net income (loss) available to common shareholders	299,355	30.9%	$(772,334)	(103.5%)	$1,071,689	(138.8)%

n/m - Not applicable or not meaningful.

Revenues

The table below and the discussion that follows are based on how we analyze our business.

	Year Ended		Year Ended
	December 31, 2025		December 31, 2024		Change
	Amount	%	Amount	%	Amount	%
Services and fees:
Capital Markets segment	$154,421	16.0%	$186,750	25.0%	$(32,329)	(17.3)%
Wealth Management segment	158,065	16.3%	197,468	26.5%	(39,403)	(20.0)%
Lingo segment	164,148	17.0%	195,886	26.2%	(31,738)	(16.2)%
magicJack segment	36,698	3.8%	41,247	5.5%	(4,549)	(11.0)%
Marconi Wireless segment	31,394	3.2%	37,216	5.0%	(5,822)	(15.6)%
UOL segment	13,145	1.4%	15,133	2.0%	(1,988)	(13.1)%
Corporate and All Other	75,965	8.1%	109,604	14.8%	(33,639)	(30.7)%
Subtotal	633,836	65.8%	783,304	105.0%	(149,468)	(19.1)%

Trading gains (losses), net:
Capital Markets segment	106,364	11.0%	(41,710)	(5.6)%	148,074	(355.0)%
Wealth Management segment	17,507	1.8%	3,278	0.4%	14,229	434.1%
Corporate and All Other	1,659	0.2%	(18,575)	(2.5)%	20,234	(108.9)%
Subtotal	125,530	13.0%	(57,007)	(7.7)%	182,537	(320.2)%

Fair value adjustments on loans:
Capital Markets segment	(3,131)	(0.3)%	(63)	—%	(3,068)	n/m
Corporate and All Other	2,683	0.3%	(325,435)	(43.6)%	328,118	(100.8)%
Subtotal	(448)	—%	(325,498)	(43.6)%	325,050	(99.9)%

Interest income - loans:
Capital Markets segment	65	—%	1,829	0.2%	(1,764)	(96.4)%
Corporate and All Other	10,509	1.1%	52,312	7.0%	(41,803)	(79.9)%
Subtotal	10,574	1.1%	54,141	7.2%	(43,567)	(80.5)%

Interest income - securities lending:
Capital Markets segment	6,993	0.7%	70,862	9.5%	(63,869)	(90.1)%

Sale of goods:
magicJack segment	1,236	0.1%	1,598	0.2%	(362)	(22.7)%
Marconi Wireless segment	3,390	0.4%	3,991	0.5%	(601)	(15.1)%
Consumer Products segment	181,540	18.8%	202,597	27.1%	(21,057)	(10.4)%
Corporate and All Other	4,948	0.5%	12,433	1.8%	(7,485)	(60.2)%
Subtotal	191,114	19.8%	220,619	29.6%	(29,505)	(13.4)%
Total revenues	$967,599	100.4%	$746,421	100.0%	$221,178	29.6%

n/m - Not applicable or not meaningful.

Total revenues increased approximately $221.2 million to $967.6 million during the year ended December 31, 2025 from $746.4 million during the year ended December 31, 2024. The increase in revenues during the year ended December 31, 2025 was primarily due to increases in revenue from fair value adjustments on loans of $325.1 million and trading gains of $182.5 million, partially offset by decreases in revenues from services and fees of $149.5 million, interest income from securities lending of $63.9 million, interest income from loans of $43.6 million, and sale of goods of $29.5 million.

The decrease in revenue of $149.5 million from services and fees in the year ended December 31, 2025 consisted of decreases in revenue of $39.4 million in the Wealth Management segment, $33.6 million in the Corporate and All Other category, $32.3 million in the Capital Markets segment, $31.7 million in the Lingo segment, $5.8 million in the Marconi Wireless segment, $4.5 million in the magicJack segment and $2.0 million in the UOL segment.

Revenues from services and fees in the Capital Markets segment decreased approximately $32.3 million, to $154.4 million during the year ended December 31, 2025 from $186.8 million during the year ended December 31, 2024. Lower revenue was comprised of a decline of $22.9 million in corporate finance, consulting, and investment banking fees, $3.7 million in interest income, $3.6 million in commission fees, $1.8 million in dividends, and $0.3 million in other income. The investment banking and advisory revenue decline is attributable to several factors including late SEC filings leading to a decrease in the number of advisors and a decline in counterparties and the general uneven nature of investment banking revenues. The decreases in investment banking revenues were $20.3 million in at-the-market fees, $15.0 million in mergers and acquisitions advisory fees, and $0.6 million in investment banking underwriting fees, partially offset by an increase of $13.1 million in private placement fees.

Revenues from the Wealth Management segment are comprised of the following:

	Year Ended December 31,		Change
	2025	2024	Amount	%
Revenues - Services and fees
Brokerage revenues	$69,290	$91,488	$(22,198)	(24.3)%
Advisory revenues	50,518	77,307	(26,789)	(34.7)%
Other	38,257	28,673	9,584	33.4%
Total services and fees revenue	158,065	197,468	(39,403)	(20.0)%
Trading gains, net	17,507	3,278	14,229	434.1%
Total revenues	$175,572	$200,746	$(25,174)	(12.5)%

Revenues from brokerage and advisory decreased $49.0 million to $119.8 million during the year ended December 31, 2025 from $168.8 million during the year ended December 31, 2024. Brokerage revenues are primarily comprised of commissions and fees earned from trading activities from brokerage client assets. The decrease in revenues was primarily due to decreases in revenue from wealth and asset management fees due to a reduction in assets under management driven by the sale of a portion of the Company’s (W-2) Wealth Management business to Stifel Financial Corp. (“Stifel”) in April 2025. Refer to Note 5 - Discontinued Operations and Assets Held For Sale in the accompanying consolidated financial statements for additional information. Total assets under management were approximately $13.0 billion and $20.7 billion at December 31, 2025 and December 31, 2024, respectively. Of these amounts, advisory assets under management totaled approximately $4.3 billion and $6.9 billion at December 31, 2025 and December 31, 2024, respectively. Advisory revenues were 0.26% and 0.25% of average advisory assets under management during the years ended December 31, 2025 and 2024, respectively. The average revenues earned on advisory assets under management are not expected to fluctuate significantly from period to period as a percentage of advisory assets under management. Other revenues is primarily comprised of carried interest earned from certain funds, which include investment in private company equity securities for which one of the funds includes an investment in SpaceX, tax service fees and management fees earned from comprehensive client focused services performed.

Revenues from services and fees in the Lingo segment decreased $31.7 million to $164.1 million during the year ended December 31, 2025 from $195.9 million during the year ended December 31, 2024. The decrease in revenues was primarily due to a decrease in subscription revenue of $24.8 million, which was largely driven by the divestiture of Lingo’s wholesale carrier business in the third quarter of fiscal year 2024, and there were no revenues from this business in 2025.

The remaining decrease of $6.9 million was primarily due to a decrease in Plain Old Telephone services and Broadband customers choosing to renew their existing internet speeds with lower priced circuits.

Revenues from services and fees in the magicJack segment decreased $4.5 million to $36.7 million during the year ended December 31, 2025 from $41.2 million during the year ended December 31, 2024. The decrease in revenues was primarily driven by decreases in the number of active subscription customers and active APP users and, to a lesser extent, decreases in sales of devices and other ancillary products and services.

Revenues from services and fees in the Marconi Wireless segment decreased $5.8 million to $31.4 million during the year ended December 31, 2025 from $37.2 million during the year ended December 31, 2024. The decrease in revenues was primarily due to a decrease in subscription revenue due to a decline in active customers.

Revenues from services and fees in the UOL segment decreased $2.0 million to $13.1 million during the year ended December 31, 2025 from $15.1 million during the year ended December 31, 2024. The decrease in revenues was primarily due to a decrease in subscription revenue from Internet Service Providers (“ISPs”) and digital subscriber line services and, to a lesser extent, advertising revenues.

Revenues from services and fees in the Corporate and All Other category decreased by $33.6 million to $76.0 million during the year ended December 31, 2025 from $109.6 million during the year ended December 31, 2024. These revenues include merchandise rental fees from bebe, carried interest on certain investments, managed service fees from the Company’s e-commerce platform (Nogin, Inc., or “Nogin”), and the operations of Atlantic Coast Recycling, which was sold in March 2025. Revenues from services and fees in the Corporate and All Other category decreased $31.2 million due to the sale of Atlantic Coast Recycling and there was a full year of revenues in 2024 and in March 2025, $10.4 million due to Nogin, which we acquired in the second quarter of 2024 and deconsolidated in the first quarter of 2025, and $4.9 million related to merchandise rental fees from bebe due to the closure of multiple stores, partially offset by an increase of $9.3 million in carried interest of certain investments, $2.3 million in asset management fees, and $1.2 million in other revenue.

Trading gains (losses), net increased $182.5 million to a gain of $125.5 million during the year ended December 31, 2025 compared to a loss of $57.0 million during the year ended December 31, 2024. This was primarily due to increases of $148.1 million in the Capital Markets segment, $20.2 million in the Corporate and All Other category, and $14.2 million in the Wealth Management segment. The income of $125.5 million during the year ended December 31, 2025 was primarily due to realized and unrealized gains on investments made in our proprietary trading accounts reflecting gains of $73.2 million from our investment in Babcock & Wilcox Enterprises, Inc. common stock, $37.4 million from trading activities related to equity offerings for clients, and $9.9 million for U.S. Treasuries. The loss of $57.0 million during the year ended December 31, 2024 was primarily due to realized and unrealized losses on investments made in our proprietary trading accounts reflecting losses of $64.8 million for Freedom VCM and $13.0 million for Core Scientific, partially offset by gains of $16.2 million for U.S. Treasuries.

In our Capital Markets segment, we have a portfolio of loans receivable that are measured at fair value with changes in fair value reported in our results of operations. The loan portfolio and fair value adjustments on loans consisted of the following:

		At Fair Value		Fair Value Adjustments on Loans Receivables
		December 31,		Year Ended December 31,
	Industry or Type of Loan	2025	2024	2025	2024
Related Party Loans Receivable:
Vintage Capital Management, LLC	Retail / consumer	$1,835	$2,057	$(223)	$(222,911)
W.S. Badcock Corporation	Consumer receivable portfolio	—	2,169	250	(5,339)
Freedom VCM Receivables, Inc.	Consumer receivable portfolio	—	3,913	1,393	(13,874)
Conn’s, Inc.	Retail / consumer	—	38,826	805	(71,724)
Torticity, LLC	Application software	—	—	—	(16,433)
Great American Holdings, LLC	Professional services	—	1,698	—	—
Other related party loans	Services, oil & gas and industrial	1,000	3,239	(164)	1,610
Total related party loans receivable		2,835	51,902	2,061	(328,671)

Exela Technologies, Inc.	Technology	21,415	32,136	945	(701)
Norlin EV Limited	Real estate	10	6,065	(375)	(737)
Other loans receivable	Various	2,043	—	(3,079)	4,611
Total loans receivable		$26,303	$90,103	$(448)	$(325,498)

During the years ended December 31, 2025 and 2024, favorable (unfavorable) fair value adjustments for loans receivable from related parties totaled $2.1 million and $(328.7) million, respectively. During the years ended December 31, 2025 and 2024, fair value adjustments for non-related party loans receivable totaled $(2.5) million and $3.2 million, respectively.

The $325.1 million favorable variance in fair value adjustments related to our loans receivable during the year ended December 31, 2025 was primarily driven by losses from fair value adjustments recorded in the prior year period of $(222.9) million related to the loan to VCM, $(71.7) million related to the loan to Conn’s, $(16.4) million related to the loan to Torticity, and $(13.9) million related to the loan to Freedom VCM with no fair value adjustments of comparable magnitude recorded in the current year period.

Interest income related to loans receivable decreased $43.6 million to $10.6 million during the year ended December 31, 2025 from $54.1 million during the year ended December 31, 2024. The decrease was primarily due to non-accrual of interest on the following adjusted loans: $15.6 million for VCM, $7.6 million for Conn’s, $6.0 million for Freedom VCM, which was sold in February 2025, $5.9 million for Exela Technologies Inc. and $3.5 million for Nogin, as well as a reduction in loan receivable balances from $90.1 million as of December 31, 2024 to $26.3 million as of December 31, 2025.

Interest income related to securities lending decreased $63.9 million to $7.0 million during the year ended December 31, 2025 from $70.9 million during the year ended December 31, 2024. The decrease was primarily due to a strategic shift to decrease securities lending activities and allocating more capital to investment banking and advisory services. With counterparty trading limits reduced due to late SEC Company filings, the Company terminated its Options Clearinghouse Corporation’s Stock Loan/Hedging program and reduced the securities lending team resources. Average securities lending balances declined to $82.9 million in 2025 from $1.1 billion in 2024. Interest rate spreads, which is the difference between interest income and interest expense, in 2025 were slightly higher on average when compared to 2024.

Revenues from the sale of goods decreased $29.5 million, to $191.1 million, during the year ended December 31, 2025, from $220.6 million during the year ended December 31, 2024. The decrease in revenues from sale of goods was attributable to decreases of $21.1 million from the Consumer Products segment due to a decrease in computer and peripheral sales worldwide, $7.5 million from the Corporate and All Other category consisting of sales of goods from bebe and Nogin, which we acquired in the second quarter of 2024 and deconsolidated in the first quarter of 2025, $0.6 million from the Marconi Wireless segment, and $0.4 million from the magicJack segment.

Operating Expenses

Direct cost of services

Direct cost of services decreased $74.5 million, to $139.4 million, during the year ended December 31, 2025, from $213.9 million during the year ended December 31, 2024. The decrease in direct cost of services was primarily attributable to decreases of $37.1 million in the Lingo segment, $26.9 million of which was attributable to divestiture of the Lingo wholesale carrier business in the third quarter of fiscal year 2024, with the remainder mostly driven by lower subscription sales, $5.2 million in the Marconi Wireless segment due to fewer active lines and migrating our customer base to a lower cost third party network, $4.1 million in the magicJack segment due to resulting in decreases in costs attributable to fewer active customers across the business and reducing our internal network costs by migrating to third party service providers, and a decrease of $28.1 million from the Corporate and All Other category reflecting a $21.2 million decrease from the sale of Atlantic Coast Recycling in March 2025, a $4.9 million decrease from the deconsolidation of Nogin in March 2025, and a $2.0 million decrease from bebe.

Cost of goods sold

Cost of goods sold during the year ended December 31, 2025 decreased by $22.3 million to $145.4 million, from $167.6 million during the year ended December 31, 2024. The decrease of $22.3 million in cost of goods sold was primarily attributable to decreases of $17.0 million in the Consumer Products segment, due to lower sales across all products, $4.3 million from the Corporate and All Other category, which includes bebe and Nogin, which we acquired in the second quarter of 2024 and deconsolidated in the first quarter of 2025, $0.7 million from the Marconi Wireless segment, and $0.3 million from the magicJack segment.

Selling, general and administrative expenses

Selling, general and administrative expenses during the years ended December 31, 2025 and 2024 were comprised of the following:

	Year Ended		Year Ended
	December 31, 2025		December 31, 2024		Change
	Amount	%	Amount	%	Amount	%
Capital Markets segment	$170,066	28.4%	$170,512	24.7%	$(446)	(0.3)%
Wealth Management segment	160,326	26.7%	194,316	28.2%	(33,990)	(17.5)%
Lingo segment	56,428	9.4%	63,455	9.2%	(7,027)	(11.1)%
magicJack segment	10,682	1.8%	11,348	1.6%	(666)	(5.9)%
Marconi Wireless segment	8,898	1.5%	8,961	1.3%	(63)	(0.7)%
UOL segment	2,537	0.4%	5,172	0.8%	(2,635)	(50.9)%
Consumer Products segment	60,863	10.1%	69,515	10.1%	(8,652)	(12.4)%
Corporate and All Other	129,948	21.7%	166,131	24.1%	(36,183)	(21.8)%
Total selling, general & administrative expenses	$599,748	100.0%	$689,410	100.0%	$(89,662)	(13.0)%

Total selling, general and administrative expenses decreased $89.7 million to $599.7 million during the year ended December 31, 2025 from $689.4 million during the year ended December 31, 2024. The decrease of $89.7 million in selling, general and administrative expenses was primarily due to decreases of $36.2 million in the Corporate and All Other category, $34.0 million in the Wealth Management segment, $8.7 million in the Consumer Products segment, $7.0 million in the Lingo segment, $2.6 million in the UOL segment, $0.7 million in the magicJack segment, $0.4 million in the Capital Markets segment, and $0.1 million in the Marconi Wireless segment.

Capital Markets

Selling, general and administrative expenses in the Capital Markets segment decreased by $0.4 million to $170.1 million during the year ended December 31, 2025 from $170.5 million during the year ended December 31, 2024. The decrease was primarily due to decreases of $3.2 million in employee compensation and benefit related expenses, which primarily related to decreases in salaries, benefits and commissions paid, and other payroll expenses related to reductions in headcount from loss of personnel which management believes was impacted by delays in SEC filings during 2025, $0.8 million in occupancy-related costs, and $0.6 million in depreciation and amortization expense, partially offset by increases of $2.2 million in professional services for increased legal fees due to litigation and $2.0 million in other expenses including write-offs and contingent consideration.

Wealth Management

Selling, general and administrative expenses in the Wealth Management segment decreased by $34.0 million to $160.3 million during the year ended December 31, 2025 from $194.3 million during the year ended December 31, 2024. The decrease was primarily due to a reduction in headcount from the sale of a portion of the Company’s (W-2) Wealth Management business to Stifel in April 2025 which resulted in decreases of $30.4 million in employee compensation and benefit related expenses, $4.0 million in other expenses primarily due to legal settlement of contingent consideration, $2.0 million in depreciation and amortization due to the sale of assets, and $0.2 million in professional services, partially offset by an increase of $2.6 million in occupancy-related costs driven by multiple office closures and lease impairments.

Lingo

Selling, general and administrative expenses in the Lingo segment decreased $7.0 million to $56.4 million during the year ended December 31, 2025 from $63.5 million during the year ended December 31, 2024. The decrease was primarily related to the divestiture of the Lingo wholesale carrier business in the third quarter of fiscal year 2024 including decreases of $2.5 million in employee compensation and benefit related expenses, $1.9 million in occupancy-related costs, $1.7 million in professional services, $0.5 million in other expenses, and $0.3 million in depreciation and amortization expense.

magicJack

Selling, general and administrative expenses in the magicJack segment decreased $0.7 million to $10.7 million during the year ended December 31, 2025 from $11.3 million during the year ended December 31, 2024. The decrease was primarily due to decreases of $0.4 million in occupancy-related costs primarily related to software maintenance and license expenses and $0.3 million in other expenses.

Marconi Wireless

Selling, general and administrative expenses in the Marconi Wireless segment decreased $0.1 million to $8.9 million during the year ended December 31, 2025 from $9.0 million during the year ended December 31, 2024. The decrease was primarily due to a decrease of $0.3 million in employee compensation and benefit related expenses, primarily related to headcount reductions and severances paid in 2025 due to terminations, offset by an increase of $0.3 million in other expenses, primarily related to higher bad debt expense.

UOL

Selling, general and administrative expenses in the UOL segment decreased $2.6 million to $2.5 million during the year ended December 31, 2025 from $5.2 million during the year ended December 31, 2024. The decrease was primarily due to decreases of $2.3 million in depreciation and amortization due to non-recurring items from the acquisition being fully amortized in the prior year, and $0.4 million in employee compensation and benefit related expenses.

Consumer Products

Selling, general and administrative expenses in the Consumer Products segment decreased by $8.7 million to $60.9 million during the year ended December 31, 2025 from $69.5 million during the year ended December 31, 2024. The decrease was primarily due to decreases of $3.5 million in professional services, primarily due to higher legal fees incurred in 2024 for intellectual property and patents as compared to 2025, $2.5 million in employee compensation and benefits due to management’s ongoing efforts to streamline operations and optimize resources across all regions, $1.5 million in other expenses, $0.6 million in occupancy-related expenses and $0.5 million in depreciation and amortization.

Corporate and All Other

Selling, general and administrative expenses for the Corporate and All Other category decreased $36.2 million to $129.9 million during the year ended December 31, 2025 from $166.1 million during the year ended December 31, 2024.

The decrease was due to a decrease in selling, general and administrative expenses of $16.9 million due to the deconsolidation of Nogin at the end of the first quarter of 2025 and a decrease of $11.6 million due to the sale of Atlantic Coast Recycling in March 2025.

The decrease in selling, general and administrative expenses from the deconsolidation of Nogin includes decreases of $7.6 million in employee compensation and benefits, $1.8 million in occupancy-related costs, $1.5 million in professional services, $1.4 million in depreciation and amortization, and $4.6 million of other selling, general and administrative expenses.

The decrease in selling, general and administrative expenses resulting from the sale of Atlantic Coast Recycling includes decreases of $4.3 million in employee compensation and benefits, $2.4 million in occupancy-related costs, $3.2 million in depreciation and amortization, $0.5 million in professional services, and $5.6 million of other selling, general and administrative expenses.

In addition, for all other operating segments including corporate functions, bebe, and individual investment and lending entities, salaries and share-based compensation decreased $5.6 million and $4.8 million, respectively, partially offset by increases of $4.0 million in professional services expenses and $3.3 million in variable employee bonuses.

Impairment of Goodwill and Tradenames. We recognized a non-cash impairment charge of $1.5 million during the year ended December 31, 2025, related to the Targus tradename in the Consumer Products segment, a decrease from $105.4 million during the year ended December 31, 2024. We performed an interim impairment test as of June 30, 2024 and annual impairment tests as of December 31 2024, as further discussed in Note 14 - Goodwill and Other Intangible Assets in the accompanying consolidated financial statements. Based on the results of the impairment tests, in 2024 the non-cash impairment charges included $26.7 million related to goodwill and $5.0 million related to tradenames in the Consumer Products segment and $57.7 million related to goodwill and $16.0 million related to other intangible assets in the Corporate and All Other category.

Interest Expense - Securities Lending and Loan Participations Sold. Interest expense related to securities lending and loan participation sold decreased $60.3 million to $5.8 million during the year ended December 31, 2025 from $66.1 million during the year ended December 31, 2024. Interest expense drivers are directly linked to interest income related to securities lending as discussed further above.

Other Income (Expense). Total other income (expense) experienced a favorable variance of $556.8 million from a net other expense of $(402.8) million during the year ended December 31, 2024 to net other income of $154.0 million during the year ended December 31, 2025. The favorable variance was primarily driven by favorable variances of $326.4 million in realized and unrealized gains and losses on investments, $85.9 million gain on sale and deconsolidation of businesses, $67.2 million in gains on senior notes exchanges, $35.0 million in income from equity investments, and $40.6 million in interest expense.

Realized and unrealized gains (losses) on investments were $62.7 million during the year ended December 31, 2025, compared to $(263.7) million during the year ended December 31, 2024, and is comprised of the following:

	Realized and Unrealized Gains (Losses)
	Year Ended
	December 31,
	2025	2024
Other Income (Expense) - Realized & Unrealized Gains (Losses)
Public Equity Securities:
Babcock & Wilcox Enterprises, Inc. - common stock	$55,804	$1,181
Babcock & Wilcox Enterprises, Inc. - preferred stock	1,157	1,830
Alta Equipment Group, Inc. - common stock	—	(3,537)
Double Down Interactive Co., Ltd - common stock	(7,087)	11,977
Synchronoss Technologies, Inc. - common stock	—	6,368
Applied Digital Corporation - common stock	21,343	—
Other public equities	(10,132)	(2,163)
Subtotal	61,085	15,656

Private Equity Securities:
Freedom VCM Holdings, LLC	—	(221,042)
Kanaci Technologies, LLC	—	(14,466)
BJES Holdings, LLC	—	(37,440)
Other private equities	(2,943)	(6,997)
Subtotal	(2,943)	(279,945)

Corporate bonds	4,548	898
Partnership interests and other	28	(295)
Total	$62,718	$(263,686)

The favorable variance of $326.4 million was primarily due to unfavorable fair value adjustments recorded in the prior year period of $(221.0) million for Freedom VCM, $(37.4) million for BJES Holdings, LLC, and $(14.5) million for Kanaci Technologies, LLC with no respective fair value adjustments recorded in the current year, as well as $21.3 million in the addition of our investment in Applied Digital Corporation in the current year. These increases were partially offset by a favorable fair value adjustment recorded in the prior year period of $12.0 million coupled with aggregate unfavorable fair value adjustments recorded in the current year of $(7.1) million, which were driven in large part by an overall decrease in the public share price during the period, for Double Down Interactive Co., Ltd.

The $85.9 million favorable variance on gain on sale and deconsolidation of businesses was due to gains of $52.4 million and $5.4 million related to the sales of a portion of the Company’s Wealth Management and Atlantic Coast Recycling businesses, respectively, as more fully discussed in Note 5 - Discontinued Operations and Assets Held For Sale, and $28.4 million related to the deconsolidation of Nogin, as more fully discussed in Note 3 - Variable Interest Entities, recorded during the current year with no transactions of comparable magnitude recorded in the prior year period.

The $67.2 million favorable variance related to the gains on senior notes exchanges were due to five private transactions with institutional investors whereby senior notes were exchanged for new notes bearing interest at 8.00% due in 2028 during the year ended December 31, 2025, as more fully discussed in Note 19 - Senior Notes Payable, with no similar transactions in the prior year period.

The $35.0 million favorable variance on income from equity investments was primarily driven by cash disbursements received and equity in net earnings from the Company’s investment in GA Joann Retail Partnership, LLC equity investment accounted for under the equity method during year ended December 31, 2025, as more fully discussed in Note 11 - Equity Method Investments, with no comparable amounts of similar magnitude in the prior year period.

Interest expense was $92.7 million during the year ended December 31, 2025, compared to $133.3 million during the year ended December 31, 2024. The decrease in interest expense was due to lower debt balances during the year ended December 31, 2025. The decreases in interest expense primarily consisted of $31.5 million from the Corporate and All Other category, $6.0 million from the Lingo segment, $2.5 million from the Consumer Products segment, and $0.5 million from the Capital Markets segment. The decrease in interest expense primarily consisted of $23.4 million from the issuance of senior notes, $21.1 million from the Nomura term loan, $5.7 million from the Lingo term loan, $2.9 million from the Targus term loan and revolver, $1.4 million from the Nomura revolving credit facility, $1.2 million from our notes payable, partially offset by increases in interest expense of $12.3 million from the Oaktree term loan, $2.4 million from the BRPAC term loan, and $0.4 million from the Targus/FGI revolving credit facility.

Provision for Income Taxes. Benefit from income taxes was $9.9 million during the year ended December 31, 2025 compared to provision for income taxes of $22.0 million during the year ended December 31, 2024. The effective income tax benefit rate was (4.3%) during the year ended December 31, 2025 as compared to an effective income tax rate of 2.4% during the year ended December 31, 2024. The effective income tax benefit rate is less than the federal statutory rate of 21.0%, primarily due to the full valuation allowance for deferred income taxes and the benefit recorded during the year ended December 31, 2025 for the release of uncertain tax positions.

Income from Discontinued Operations, Net of Income Taxes. On October 25, 2024, we and our subsidiary bebe completed a transaction for our brand assets yielding approximately $236.0 million in cash proceeds. The results have been presented as discontinued operations for the year ended December 31, 2024. Loss from discontinued operations, net of tax for Brands Transaction was $109.6 million during the year ended December 31, 2024.

On November 15, 2024, we completed the sale of our Great American Group and its results have been presented as discontinued operations for the year ended December 31, 2024. Income from discontinued operations, net of tax, for Great American Group was $235.6 million during the year ended December 31, 2024.

On June 27, 2025, we signed an equity purchase agreement to sell all of the membership interests of GlassRatner and Farber, and their results have been presented as discontinued operations for the years ended December 31, 2025 and 2024. Income from discontinued operations, net of tax for GlassRatner and Farber was $70.8 million for the year ended December 31, 2025, compared to income from discontinued operations of $21.6 million during the year ended December 31, 2024. Refer to Note 5 - Discontinued Operations and Assets Held For Sale in the accompanying consolidated financial statements for additional information.

Net Income (Loss) Attributable to Noncontrolling Interests. Net income (loss) attributable to noncontrolling interests represents the proportionate share of net income generated by membership interests of partnerships that we do not own. The net income attributable to noncontrolling interests was $2.9 million during the year ended December 31, 2025, compared to a loss of $10.7 million during the year ended December 31, 2024.

Preferred Stock Dividends. Preferred stock dividends were $8.1 million during the years ended December 31, 2025 and 2024. Dividends on the Series A preferred paid during the years ended December 31, 2025 and 2024 were $0.4296875 per depository share. Dividends on the Series B preferred paid during the years ended December 31, 2025 and 2024 were $0.4609375 per depository share. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series A and B Preferred Stock. Unpaid dividends will accrue until paid in full.

Liquidity and Capital Resources

Our operations and debt obligations are funded through a combination of existing cash on hand, cash generated from operations, monetization of investments and asset sales, borrowings under our senior notes payable, term loans and credit facilities, other financing arrangements, and obligations under operating leases. The Company operates multiple business segments that provide sources of cash flow and operating income, which include a mix of businesses with recurring revenue models and transactional businesses with uneven cashflows. With our primary business in capital markets and investment banking, we have expertise in accessing public and private capital markets and in transacting investments and operating companies. We use our expertise to buy and sell assets and investments on our balance sheet and to access private and public capital, which are described in the 2025 and 2024 activity summarized below.

During the year ended December 31, 2025, the Company’s sources and uses of cash from investing, financing and operations included the following. The Company completed the sale of (a) a majority owned subsidiary, Atlantic Coast Recycling, LLC, on March 3, 2025 for proceeds of approximately $68.6 million; (b) the partial sale of the Wealth Management business for $26.0 million; and (c) the sale of the Company’s financial consulting business (together, “GlassRatner”) on June 27, 2025 for $117.8 million, as more fully described in Note 5 - Discontinued Operations and Assets Held For Sale in the accompanying consolidated financial statements. Additionally, from our securities and investments owned we had net proceeds of approximately $27.6 million, which excludes certain trading activity related to broker dealer operations and approximately $57.4 million in net proceeds from loans receivable. Net cash used in operating activities was $59.7 million inclusive of a balance sheet increase in Securities and other investments owned of $165.4 million in operating assets. The Company executed a new term loan facility on February 26, 2025 with Oaktree affiliated companies, with a maturity date of February 26, 2028 and the proceeds were primarily used to repay all amounts outstanding under the Nomura Credit Agreement. The Company has made additional repayments of $97.5 million on its Oaktree loan. On February 28, 2025, the Company fully redeemed the $145.2 million of outstanding 6.375% Senior Notes on their maturity date. The Company completed five private exchange transactions with institutional lenders pursuant to which the lenders exchanged $355.0 million in senior notes for $228.4 million in New Notes, whereupon the exchanged notes were cancelled. Refer to Note 18 - Term Loans and Revolving Credit Facility and Note 19 – Senior Notes Payable for additional information.

During the year ended December 31, 2024, the Company’s sources and uses of cash from investing financing and operations included completion of the Brands Transaction sale for $189.3 million in net proceeds in October 2024 and the Great American Group Transaction for a sale price of approximately $203.0 million in November 2024. Additionally, from our securities and investments owned we had net proceeds of approximately $249.9 million, which excludes certain trading activity related to broker dealer operations and approximately $26.8 million in net proceeds from loans receivable. Net cash provided by operating activities was $263.6 million inclusive of a balance sheet reduction in Securities and other investments owned of $699.6 million in operating assets. The Company made principal payments of $375.6 million on the term loans with Nomura, and repaid the $140.5 million of outstanding 6.750% Senior notes due May 31, 2024.

In the next 12 months, in addition to funding the Company’s operations, several debt obligations will be due including approximately $457.2 million in Senior Note maturities (RILYK in March 2026, RILYN in September 2026, and RILYG in December 2026) and a total of $16.0 million in term loan amortization payments. The Company also has approximately $15.4 million of obligations due under operating leases, along with operational expenditures and investment opportunities in the ordinary course of business. For additional information regarding our debt obligations and related agreements, refer to Note 17 - Notes Payable, Note 18 - Term Loans and Revolving Credit Facility, and Note 19 - Senior Notes Payable in the accompanying consolidated financial statements. The Company expects capital expenditures to be less than $7.0 million for the next twelve months.

To fund the short-term obligations due in the next 12 months, management plans to use a combination of existing cash on hand, cash generated from continuing operations, proceeds from investment and assets sales, and public and private capital market options. As of December 31, 2025, the Company had $226.6 million of unrestricted cash and cash equivalents, $446.8 million of securities and other investments owned, and $26.3 million of loans receivable, at fair value. Additionally, the Company will evaluate external sources of liquidity including public and private debt refinancing, bond swaps, buybacks or exchanges, and equity capital raises. Among many factors, the Company considers the timing of debt obligation payoffs, the cost of capital, and future value of assets when determining the sources used to fund debt obligations. We believe these liquidity sources provide sufficient cash resources to meet our debt obligation and operating cash flow requirements in the next 12 months.

Our long-term debt obligations beyond 12 months include approximately $844.6 million on Senior Notes and Senior Secured Second Lien Notes due 2028 and $62.5 million in Oaktree term loans maturing February 2028. Additionally, the Company’s term loan through Banc of California has $16.0 million annually in amortization payments due through maturity in January 2030 with approximately $30.6 million of obligations due under operating leases. The Company has $6.6 million outstanding through the revolving credit facility through FGI as of December 31, 2025, with final maturity date of August 20, 2028. The Company expects capital expenditures to be less than $7.0 million annually.

The Company will fund long-term obligations beyond 12 months using the same tactics described in the short-term liquidity. Additionally, the Company will evaluate operating company sales as a source of long-term liquidity. As with short term obligations, the Company considers many factors including timing of debt obligation payoffs, the cost of capital, and future value when determining the source used to fund debt obligations. As long-term capital planning is a continual process, the Company may also choose to address certain long term capital and obligations over the next twelve months.

The Company’s debt structure as of December 31, 2025 included borrowings of $1.4 billion primarily comprised of $1.3 billion of Senior Notes and Senior Secured Second Lien Notes with varying maturity dates from March 31, 2026 through August 31, 2028, with fixed interest rates ranging from 5.00% to 8.00%. Additionally, we have $128.1 million in outstanding term loans borrowed pursuant to the Oaktree Capital Management, L.P. and BRPI Acquisition Co LLC (“BRPAC”) credit agreements, and $6.6 million of revolving credit facility under the Targus credit facility, which are all subject to variable rates. The Company is compliant with its debt obligation requirements and maintains processes to monitor ongoing compliance. For additional information regarding our debt obligations, covenant compliance, and related agreements, refer to Note 17 - Notes Payable, Note 18 - Term Loans and Revolving Credit Facility, and Note 19 - Senior Notes Payable in the accompanying consolidated financial statements.

The Company completed the sale of GlassRatner in 2025 and the Great American Group and the Brands Transaction in 2024 as described in this liquidity section generating cash proceeds of $117.8 million in 2025 and $392.3 million in 2024. These dispositions were treated as discontinued operations in our financial reporting. While these discontinued operations had cash flow from operating activities of $20.2 million in 2025 and $42.9 million in 2024, the sale proceeds were used to enhance the Company’s liquidity through paydown of debt. Please see Note 5 - Discontinued Operations and Assets Held For Sale for additional details.

The Company believes it has sufficient excess liquidity to meet our short-term obligations within the next twelve months and will pursue capital market options to reduce long-term debt, extend maturities, or remix our capital structure when advantageous. There is no assurance on favorable refinancing terms, which will be subject to market conditions and our credit profile.

Cash Flow Summary

Following is a summary of our cash flows provided by (used in) operating activities, investing activities and financing activities during the years ended December 31, 2025 and 2024.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

	Year Ended December 31,
	2025	2024
	(Dollars in thousands)
Net cash (used in) provided by:
Operating activities	$(59,711)	$263,551
Investing activities	311,482	440,534
Financing activities	(279,372)	(671,947)
Effect of foreign currency on cash	202	(9,301)
Net (decrease) increase in cash, cash equivalents and restricted cash	$(27,399)	$22,837

Cash used in operating activities was $59.7 million during the year ended December 31, 2025, compared to cash provided by operating activities of $263.6 million, during the year ended December 31, 2024. The reduction of $323.3 million in net cash provided by operating activities in 2025 was primarily due to $865.0 million less cash generated from securities and other investments owned, as fewer securities positions were sold to provide liquidity to fund operations, partially offset by an increase of $600.7 million in net income, net of non-cash items.

Cash provided by investing activities was $311.5 million during the year ended December 31, 2025, compared to cash provided by investing activities of $440.5 million, during the year ended December 31, 2024. The decrease of $129.1 million in net cash provided by investing activities in 2025 was primarily due to a reduction of $192.1 million in proceeds received from sales of businesses ($114.0 million in proceeds received from the sale of the GlassRatner and Farber business, $68.9 million in proceeds received from the sale of the Atlantic Coast Recycling business and $26.0 million in proceeds from the sale of the Wealth Management business in 2025, compared to $234.1 million in proceeds received from the sale of Brands Interests and $167.1 million in proceeds received from the sale of the Great American Group business in 2024), partially offset by $39.8 million in distributions received from equity investment Joann Retail, a new investment in 2025, and a decrease of $19.1 million in cash paid for acquisitions, as Nogin was acquired in 2024 and there were no acquisitions in 2025.

Cash used in financing activities was $279.4 million during the year ended December 31, 2025, compared to cash used in financing activities of $671.9 million, during the year ended December 31, 2024. The decrease of $392.6 million in net cash used in financing activities in 2025 was primarily due to a net increase in debt-related proceeds of $334.2 million and the suspension of dividends, compared to $41.8 million paid in common stock and preferred dividends in 2024.

Dividends

From time to time, we may decide to pay dividends which will be dependent upon our financial condition and results of operations. During the years ended December 31, 2025, and 2024, we paid cash dividends on our common stock of zero and $33.7 million, respectively. In August 2024, we announced the suspension of our common stock dividend as we prioritize reducing our debt. The declaration and payment of any future dividends or repurchases of our common stock will be made at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, cash flows, capital expenditures, and other factors that may be deemed relevant by our Board of Directors.

A summary of our common stock dividend activity during the years ended December 31, 2025 and 2024 was as follows:

Date Declared	Date Paid	Stockholder Record Date	Amount
May 15, 2024	June 11, 2024	May 27, 2024	$0.500
February 29, 2024	March 22, 2024	March 11, 2024	0.500

Holders of Series A Preferred Stock, when and as authorized by our board of directors, are entitled to cumulative cash dividends at the rate of 6.875% per annum of the $0.03 million liquidation preference ($25.00 per Depositary Share) per year (equivalent to $1,718.75 or $1.71875 per Depositary Share). Dividends are payable quarterly in arrears. As of December 31, 2025 and 2024, dividends in arrears in respect of the Depositary Shares were $5.7 million and $0.8 million, respectively. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series A Preferred Stock. Unpaid dividends will accrue until paid in full.

Holders of Series B Preferred Stock, when and as authorized by our board of directors, are entitled to cumulative cash dividends at the rate of 7.375% per annum of the $0.03 million liquidation preference $25.00 per Depositary Share) per year (equivalent to $1,843.75 or $1.84375 per Depositary Share). Dividends are payable quarterly in arrears. As of December 31, 2025 and 2024, dividends in arrears in respect of the Depositary Shares were $3.7 million and $0.5 million, respectively. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series B Preferred Stock. Unpaid dividends will accrue until paid in full.

A summary of our preferred stock dividend activity during the years ended December 31, 2025 and 2024 was as follows:

			Preferred Dividend per Depositary
			Share
Date Declared	Date Paid	Stockholder Record Date	Series A	Series B
October 16, 2024	October 31, 2024	October 28, 2024	$0.4296875	$0.4609375
July 9, 2024	July 31, 2024	July 22, 2024	0.4296875	0.4609375
April 9, 2024	April 30, 2024	April 22, 2024	0.4296875	0.4609375
January 9, 2024	January 31, 2024	January 22, 2024	0.4296875	0.4609375

Critical Accounting Estimates

The Company’s accounting estimates are essential to understanding and interpreting the financial results in the consolidated financial statements. The significant accounting policies used in the preparation of the Company’s consolidated financial statements are summarized in Note 2 - Summary of Significant Accounting Policies in the accompanying consolidated financial statements. Certain of those policies require management to make estimates and assumptions that affect the reported amounts in our consolidated financial statements. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. On a continual basis, management reviews its estimates utilizing currently available information, changes in facts and circumstances, historical experience, and reasonable assumptions. After such reviews, and if deemed appropriate, management’s estimates are adjusted accordingly. Actual results may vary from these estimates and assumptions under different and/or future circumstances.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe the following accounting estimates to be critical to our business operations and the understanding of results of operations and affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Fair Value Measurements

The fair value of loan receivables, investments which are included in securities and other investments owned, and securities sold, not yet purchased, are accounted for with gains or losses recognized in our consolidated statements of operations. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the hierarchy under accounting principles generally accepted in the United States of America (“GAAP”) gives (i) the highest priority to unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities (Level 1 inputs), (ii) the next priority to inputs other than Level 1 inputs that are observable, either directly or indirectly (Level 2 inputs), and (iii) the lowest priority to inputs that cannot be observed in market activity (Level 3 inputs).

A significant amount of our assets consist of loan receivables and equity securities for which market quotes are not readily available and a significant degree of judgment is applied to reflect those judgments that a market participant would use in valuing the asset or liability. Absent evidence to the contrary, financial instruments classified in Level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best initial estimate of fair value. Subsequent to the transaction date, these financial instruments that are classified in Level 3 of the fair value hierarchy are valued using valuation techniques that incorporate one or more significant unobservable inputs, and therefore involve the greatest degree of management judgments. These judgments include (a) determining model inputs based on an assessment of relevant empirical market data, including prices evidenced in market transactions, interest rates, credit spreads, volatilities, and correlations and (b) determining the appropriate valuation adjustments to reflect counterparty credit quality, liquidity considerations, and other observations as it pertains to the individual financial instrument.

See Note 2(f) - Fair Value Measurements in the accompanying consolidated financial statements for further discussion regarding fair value of financial instruments.

Goodwill and Other Intangible Assets

Goodwill and other intangibles with indefinite lives are tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value.

Goodwill includes the excess of the purchase price over the fair value of net assets acquired in business combinations and the acquisition of noncontrolling interests. Management performs a qualitative analysis to determine whether it is more likely than not that the fair value of a reporting unit is less than its corresponding carrying value. If management determines the reporting unit’s fair value is more likely than not less than its carrying value, a quantitative analysis will be performed to compare the fair value of the reporting unit with its corresponding carrying value. If the conclusion of the quantitative analysis is that the fair value is in fact less than the carrying value, management will recognize a goodwill impairment charge for the amount by which the reporting unit’s carrying value exceeds its fair value. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. We operate eight reporting units, which are the same as our reportable segments described in Note 29 - Business Segments: Capital Markets, Wealth Management, Lingo, magicJack, Marconi Wireless, UOL, and Consumer Products, plus Corporate and All Other which is not a reportable segment. Significant judgment is required to estimate the fair value of reporting units which includes estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment.

We review the carrying value of our finite-lived amortizable intangibles and other long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset or asset group, if any, exceeds its fair market value.

In performing the annual review of goodwill and other intangible assets at December 31, 2025, we elected to bypass the qualitative assessment and proceed directly to performing the quantitative assessment. Based on these analyses performed, we concluded there was no goodwill impairment during the year December 31, 2025.

At June 30, 2025, qualitative factors indicated it could be more likely than not that the carrying value of the Targus tradename in the Consumer Products segment could be impaired. In order to estimate the fair value of the Targus tradename management must make certain estimates and assumptions which, among other things, included an assessment of market conditions, projected cash flows, discount rates, and revenue growth rates. The inputs for the fair value calculations included a 3.5% growth rate to calculate the terminal value, a discount rate of 22.2%, and a royalty rate of 1.5%. This resulted in an impairment charge for the Targus tradename in the amount of $1.5 million at June 30, 2025. Changes in these estimates and assumptions could materially affect the determination of fair value and any impairment charge for the tradename. Any changes from our current estimates and assumptions that result in materially different estimates and assumptions in the future in response to changing economic conditions, changes in our business or for other reasons could result in the recognition of additional impairment charges in future periods. There were no impairments of goodwill or indefinite-lived intangibles of other reporting units identified in an interim basis during the year ended December 31, 2025.

In performing the annual review of goodwill and other intangible assets at December 31, 2024, qualitative factors indicated it could be more likely than not that the carrying value of goodwill and other intangible assets for the Corporate and All Other reporting unit related to Nogin could be impaired and the Targus tradename for the Consumer Products reporting unit could be impaired. For the Consumer Products reporting unit, there were also qualitative factors in performing the interim and annual analysis at June 30, 2024 that indicated it could be more likely than not that the carrying value of the Targus goodwill and tradename for the Consumer Products reporting unit could be impaired. As more fully described in Note 14 - Goodwill and Other Intangible Assets, based on the results of these analyses, we recorded non-cash impairment charges of $105.4 million during the year ended December 31, 2024 which included impairment charges related to (a) indefinite lived assets of $84.3 million related to goodwill and $5.0 million related to tradenames and (b) $16.0 million related to finite-lived intangible assets for customer relationships, internally developed software and other intangible assets, and trademarks.

See Note 2(o) and Note 14 - Goodwill and Other Intangible Assets in the accompanying consolidated financial statements for further discussion regarding goodwill impairment.

Income Taxes

The Company is subject to the income tax laws of the various jurisdictions in which it operates, including U.S. federal, state and local, and non-U.S. jurisdictions. These laws are often complex and may be subject to different interpretations. To determine the financial statement impact of accounting for income taxes, including the provision for income tax expense and unrecognized tax benefits, management must make assumptions and judgments about how to interpret and apply these complex tax laws to numerous transactions and business events, as well as make judgments regarding the timing of when certain items may affect taxable income in the U.S. and non-U.S. tax jurisdictions.

The Company’s interpretations of tax laws in the U.S. and non-U.S. jurisdictions are subject to review and examination by the various taxing authorities in the jurisdictions where the Company operates, and disputes may occur regarding its view on a tax position. Generally, disputes over interpretations with the various taxing authorities may be settled by audit or administrative appeals in the tax jurisdictions in which the Company operates. The Company regularly reviews whether it may be assessed additional income taxes as a result of the resolution of these matters, and the Company records additional unrecognized tax benefits, as appropriate. In addition, the Company may revise its estimate of income taxes due to changes in income tax laws, legal interpretations, and business strategies. It is possible that revisions in the Company’s estimate of income taxes may materially affect the Company’s results of operations in any reporting period. The Pillar Two directive, which was established by the Organization for Economic Co-operation and Development, and which generally provides for a 15% minimum effective tax rate for multinational enterprises, in every jurisdiction in which they operate. While the Company does not anticipate that this will have a material impact on its tax provision or effective tax rate, the Company continues to monitor evolving tax legislation in the jurisdictions in which it operates.

Deferred taxes arise from differences between assets and liabilities measured for financial reporting versus income tax return purposes. Deferred tax assets are recognized if, in management’s judgment, their realizability is determined to be more likely than not. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized within the provision for income taxes in the period enacted.

The Company has also recognized deferred tax assets in connection with certain tax attributes, including net operating loss (“NOL”), interest expense limitations and capital loss carryforwards. The Company performs regular reviews to ascertain whether its deferred tax assets are realizable. These reviews include management’s estimates and assumptions regarding future taxable income and may incorporate various tax planning strategies, including strategies that may be available to utilize tax attributes before they expire. In connection with these reviews, if it is determined that a deferred tax asset is not realizable, a valuation allowance is established. The valuation allowance may be reversed in a subsequent reporting period if the Company determines that, based on revised estimates of future taxable income or changes in tax planning strategies, it is more likely than not that all or part of the deferred tax asset will become realizable. As of December 31, 2025, management has recorded a valuation allowance for deferred tax assets that the Company has determined it is more likely than not that the deferred tax assets will not be realized.

The Company adjusts its unrecognized tax benefits as necessary when new information becomes available, including changes in tax law and regulations and interactions with taxing authorities. Uncertain tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at an amount of benefit that management believes is more likely than not to be realized upon settlement. It is possible that the reassessment of unrecognized tax benefits may have a material impact on the Company’s effective income tax rate in the period in which the reassessment occurs. Although the Company believes that its estimates are reasonable, the final tax amount could be different from the amounts reflected in the Company’s income tax provisions and accruals. To the extent that the final outcome of these amounts is different than the amounts recorded, such differences will generally impact the Company’s provision for income taxes in the period in which such a determination is made.

The Company’s provision for income taxes is composed of current and deferred taxes. The current and deferred tax provisions are calculated based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and these adjustments could impact the Company’s effective tax rate.

See Note 23 - Income Taxes in the accompanying consolidated financial statements for further discussion regarding income taxes.

Recent Accounting Standards

See Note 2(ad) - Recent Accounting Standards in the accompanying consolidated financial statements for recent accounting standards we have not yet adopted and recently adopted.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, the Company is not required to provide the information called for by this Item.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “future,” “intend,” “seek,” “likely,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we are under no obligation to update any of the forward-looking statements after the filing of this Quarterly Report to conform such statements to actual results or to changes in our expectations.

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes and other financial information appearing elsewhere in this Quarterly Report. Readers are also urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business, including without limitation the disclosures made in Item 1A of Part II of this Quarterly Report under the caption “Risk Factors.”

Factors that could cause actual results to differ from those contained in the forward-looking statements include, but are not limited to: volatility in our revenues and results of operations; changing conditions in the financial markets; developments that may arise related to our prior investment in Freedom VCM Holdings, LLC (“Freedom Holdings”) and prior business relationship with Brian Kahn (the former CEO of Freedom Holdings); the receipt by the Company and Bryant Riley of subpoenas from the SEC; material weaknesses in internal control over financial reporting; our ability to generate sufficient revenues to achieve and maintain profitability; failure to comply with the terms of our credit agreements or senior notes; the level of our indebtedness; our ability to meet future capital requirements; our exposure to credit risk; the short term nature of our engagements; failure to successfully compete in any of our businesses; the illiquidity of, and additional potential losses from, our proprietary investments; potential liability and harm to our reputation if we were to provide an inaccurate appraisal or valuation; potential mark-downs in inventory in connection with purchase transactions; loss of key personnel; our ability to borrow under our credit facilities; our dependence on communications, information and other systems and third parties; the potential loss of financial institution clients; the diversion of management time on divestiture-related issues; the impact of legal proceedings, including in respect of matters related to Freedom Holdings and Brian Kahn; the activities of short sellers and their impact on our business and reputation; changing economic and market conditions, including inflation and any actions by the Federal Reserve to address inflation, and the possibility of recession or an economic downturn; the effects of tariffs and other governmental initiatives, and related impacts including supply chain disruptions, labor shortages and increased labor costs; and the effect of geopolitical instability, including wars, conflicts and terrorist attacks, including the impacts of Russia’s invasion of Ukraine and conflicts in the Middle East. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Except as otherwise required by the context, references in this Quarterly Report to the “Company,” “BRCGH,” “BRC,” “BRC Group Holdings,” “we,” “us” or “our” refer to the combined business of BRC Group Holdings, Inc. and all of its subsidiaries.

Overview

Description of the Company

BRC Group Holdings, Inc. (Nasdaq: RILY) (the “Company” or “BRCGH”), which changed its name from B. Riley Financial, Inc. effective January 1, 2026, is a diversified holding company offering a platform of businesses, including financial services (with complementary banking and wealth management businesses), telecom, consumer products, retail, and investments in equity, debt and venture capital. We refer to BRCGH as having a “platform” because of the unique composition of our financial services businesses and diversification of its operations. Our core financial services platform provides small cap and middle market companies customized end-to-end solutions at every stage of the enterprise life cycle. Our complementary banking business offers comprehensive services in capital markets, sales, trading, research, merchant banking, M&A, and restructuring. Our complementary wealth management business offers wealth management and financial planning services including brokerage, investment management, insurance, and tax preparation. Our telecom businesses provide consumer and business services including traditional, mobile and cloud phone, internet and data, security, and email. Our consumer products and retail companies provide mobile computing accessories and home furnishings. BRCGH, through its investment business, deploys its capital inside and outside its core financial services business to generate shareholder value through opportunistic investments.

The Company opportunistically invests in and acquires companies or assets with attractive risk-adjusted return, with a focus on making operational improvements within these companies in an effort to maximize free cash flow.

We are headquartered in Los Angeles, California and maintain offices throughout the U.S., including in New York, New Jersey, Chicago, Metro District of Columbia, Boston, Dallas, Memphis, Miami, San Francisco, Boca Raton, and Palm Beach Gardens, as well as an office located in India.

Our Business Segments

We maintain a diverse composition of businesses that operate in seven reportable business segments: Capital Markets, Wealth Management, Lingo, magicJack, Marconi Wireless, UOL, and Consumer Products. The descriptions below illustrate the businesses that comprise our segments.

Management evaluates many different financial and non-financial metrics to assess the individual performance of each of these various businesses. However, across most businesses, management primarily assesses each business’s financial performance based upon segment operating income or loss generated excluding non-cash charges and the impact of gains and losses related to securities and other investments held. Management believes that gains and losses on individual investments are generally impacted by individual characteristics specific to each investment and although this has an impact on our overall financial performance, the impact of these gains and losses may not be indicative of the overall strength or weakness in each of our business operations. Additionally, in evaluating the financial performance of each of our businesses, management monitors the increase or decrease in operating results from period to period while factoring in the relative volatility inherent in each industry in which these businesses operate. Management recognizes that some of the Company’s businesses exhibit more volatile results.

Capital Markets – We provide investment banking, equity research and institutional brokerage services to publicly traded and privately held companies, institutional investors, and financial sponsors; and direct lending services to middle market companies. We also trade equity securities as a principal for our account, including investments in funds managed by our subsidiaries. We maintain an investment portfolio comprised of public and private equities and debt securities. We also opportunistically provide loans to our clients and we engage in securities-based lending which involves the borrowing and lending of equity and fixed income securities.

Our investment approach is value-oriented and represents a core competency of our capital markets strategy. We act as an advisor to our clients, which at times involves complex transactions consistent with our value-oriented investment philosophy. We often provide consulting, capital raising, or investment banking services for companies in which BRC may have significant influence through equity ownership, representation on the board of directors (or similar governing body), or both.

Wealth Management – We provide retail brokerage, investment management, insurance, and tax preparation services to individuals and families, small businesses, non-profits, trusts, foundations, endowments, and qualified retirement plans through a boutique private wealth and investment management firm to meet the individual financial needs and goals of our customers. Our experienced financial advisors provide investment management, retirement planning, education planning, wealth transfer and trust coordination, and lending and liquidity solutions. Our investment strategists provide strategies and real-time market views and commentary to help our clients make important and informed financial and investment decisions.

Revenues from the Wealth Management segment are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenues - Services and fees
Brokerage revenues	$12,668	$18,582	$44,430	$52,297
Advisory revenues	11,980	10,800	33,781	39,396
Other	(2,557)	4,960	34,661	22,736
Total services and fees revenue	22,091	34,342	112,872	114,429
Trading gains, net	2,236	8,061	21,583	13,873
Total revenues	$24,327	$42,403	$134,455	$128,302

Total assets under management were approximately $12.8 billion and $13.0 billion at September 30, 2026 and December 31, 2025, respectively. Of these amounts, advisory assets under management totaled approximately $4.6 billion at September 30, 2026 and $4.3 billion at December 31, 2025. Advisory revenues were 0.26% and 0.25% of average advisory assets under management during the three months ended September 30, 2026 and 2025, respectively and 0.26% and 0.26% for the nine months ended September 30, 2026 and 2025, respectively. The average revenues earned on advisory assets under management are not expected to fluctuate significantly from period to period as a percentage of advisory assets under management. Brokerage revenues are primarily comprised of commissions and fees earned from trading activities in brokerage client assets. Other revenues are primarily comprised of tax service fees, carried interest and management fees earned from comprehensive client focused services performed.

Lingo Segment – Lingo Management, LLC and its carrier subsidiaries operating under the Lingo and Bullseye brands (together, “Lingo”) is a global cloud/unified communications and managed service provider to Enterprise and Small to Medium Businesses in the United States. Lingo primarily re-sells Plain Old Telephone Services (“POTS”), Broadband data services and Managed Security services in addition to the Cloud Voice, POTS Alternative and business collaboration communication services.

magicJack Segment – magicJack VoIP Services, LLC and related subsidiaries (together, “magicJack”) is a non-interconnected Voice-over-IP (“VoIP”) cloud-based communications service provider that offers related devices and subscription services within the United States and Canada. The magicJack services allow its subscribers to stay connected at low costs.

Marconi Wireless Segment – Marconi Wireless Holdings, LLC (“Marconi Wireless”) is a mobile virtual network operator that provides mobile phone voice, text, and data services and devices using the Credo Mobile brand.

UOL Segment – United Online, Inc. (“UOL”) is an Internet access provider that offers dial-up and digital subscriber line (“DSL”) services under the NetZero and Juno brands across the United States. UOL also provides paid and free e-mail subscription services that also generate advertising revenues.

Consumer Products Segment – This segment is comprised of Tiger US Holdings, Inc. (“Targus”), which is a multinational company that, together with its subsidiaries, designs, manufactures, and sells consumer and enterprise productivity products with a large business-to-business (B2B) customer client base and global distribution in over 100 countries. The Targus product line includes laptop and tablet cases, backpacks, universal docking stations, and computer accessories.

Our operating results are primarily comprised of the operations of these businesses within our seven reportable operating segments. However, we also generate revenues from investment and lending entities and other businesses that we may acquire with the goal to expand their operations, drive growth, and create operational efficiencies to improve cash flows to reinvest across other business operations in our platform. These businesses are typically in fragmented markets and include the operations of a regional environmental services business, which was sold in March 2025, and bebe stores, inc. (“bebe”), which operates rent-to-own stores.

Securities and Other Investments Owned Portfolio – We have a portfolio of securities and other investments owned that consists of public equity securities, private securities, partnership interests and other investments, corporate bonds and other fixed income securities as follows at September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Public Equity Securities:
Babcock and Wilcox Enterprises, Inc. - common stock	$160,288	$174,011
Double Down Interactive Co., Ltd. - common stock	—	30,010
Applied Digital Corporation - common stock	—	12,137
Other public equities	26,709	17,041
Total public equity securities	186,997	233,199

Private Equity Securities:
Applied Digital Corporation - preferred stock	—	41,115
Other private equities	92,384	94,490
Total private equity securities	92,384	135,605

Total equity securities	279,381	368,804

Corporate bonds	11,909	31,751
Other fixed income securities	4,845	4,373
Partnership interests - investment funds holding SpaceX positions	71,341	40,082
Partnership interest and other	2,342	1,833
Total securities and other investments owned	$369,818	$446,843

Total securities and other investments owned decreased $77.0 million during the nine months ended September 30, 2026 primarily due to the following:

•     $13.7 million decrease in the carrying values of Babcock and Wilcox Enterprises, Inc.’s (“B&W”) common stock was due to a decrease in the public share price and dispositions during the current year period.

•     $30.0 million decrease in the carrying values of our Double Down Interactive Co., Ltd. common stock was due to sales of the securities in the current year period.

•     $12.1 million decrease in the carrying value of our Applied Digital Corporation (“APLD”) common stock was due to sales of the securities in the current year period.

•     $9.7 million increase in the carrying values of our investments in other public equities was driven by net additions partially offset by a net decrease in public share prices during the period.

•     $41.1 million decrease in the carrying values of our investments in APLD preferred stock was due to the sale of securities in the current year period.

•     $2.1 million decrease in the carrying values of our investments in other private equities was primarily due to a decrease in market value of certain private securities and dispositions during the period.

•     $19.8 million decrease in the carrying values of our investments in corporate bonds was primarily due to net dispositions during the period.

•     $0.5 million increase in the carrying values of our investments in other fixed income securities was primarily due to net additions during the period.

•     $31.3 million increase in the carrying value of our partnership interest from carried interest related to investment funds holding positions in SpaceX was driven by an increase in the market value of SpaceX.

•     $0.5 million increase in the carrying values of our investments in other partnership interests and other securities was primarily due to a net increase in market value of certain securities during the period.

Critical Accounting Estimates

The preparation of our unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities, and reported amounts of revenue and expense during the reporting period. The estimates and assumptions are based on historical experience and on other factors that management believes to be reasonable. Actual results may significantly differ from those estimates. Critical accounting estimates represent the areas where more significant judgments and estimates are used in the preparation of our unaudited condensed consolidated financial statements. A discussion of such critical accounting estimates, which include fair value measurements, goodwill and other intangible assets, and accounting for income tax valuation allowances can be found in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2025.

As a result of the current financial performance of Targus, which comprises the Consumer Products reporting unit, and current market conditions, we performed interim quantitative impairment assessments of the Targus tradename at June 30, 2026 and September 30, 2026 using the relief-from-royalty method. Key inputs at September 30, 2026 were a long-term growth rate of 3.0%, a royalty rate of 1.0%, and a discount rate of 23.0% (22.0% at June 30, 2026). The assessments resulted in non-cash impairment charges of $4.0 million and $1.2 million, respectively ($5.2 million for the nine months ended September 30, 2026), recorded in impairment of tradename, which reduced the carrying value from $13.0 million to $7.8 million. At September 30, 2026, the previous accounting for the tradename as an indefinite-lived asset was changed to finite-lived asset on September 30, 2026 with a remaining useful life of nine years (see Note 13 - Goodwill and Other Intangible Assets). Changes in these estimates and assumptions, whether from changing economic conditions, changes in our business or other reasons, could materially affect fair value and result in additional impairment charges in future periods.

In connection with the sale of our interest in Great American Holdings, LLC (“GA Holdings”), we recorded a non-cash impairment charge of $14.6 million on our equity method investment at September 30, 2026, which reduced the carrying value from $76.8 million to its estimated fair value of $62.3 million (the negotiated price in the sale agreement entered into on November 3, 2026). See Note 2(k) - Equity Method Investments and Note 11 - Equity Method Investments to the accompanying unaudited condensed consolidated financial statements.

Results of Operations

The following period to period comparisons of our financial results and our interim results are not necessarily indicative of future results.

Three Months Ended September 30, 2026 Compared to Three Months Ended September 30, 2025

Condensed Consolidated Statements of Operations

(Dollars in thousands)

	Three Months Ended September 30,		Change
	2026	2025	Amount	%
Revenues:
Services and fees	$112,451	$170,668	$(58,217)	(34.1)%
Trading (losses) gains, net	(124,401)	53,012	(177,413)	n/m
Fair value adjustments on loans	1,215	1,299	(84)	(6.5)%
Interest income - loans	1,509	2,094	(585)	(27.9)%
Interest income - securities lending	2,004	2,523	(519)	(20.6)%
Sale of goods	40,250	48,275	(8,025)	(16.6)%
Total revenues	33,028	277,871	(244,843)	(88.1)%
Operating expenses:
Direct cost of services	27,120	31,291	(4,171)	(13.3)%
Cost of goods sold	28,893	35,001	(6,108)	(17.5)%
Selling, general and administrative expenses	114,409	143,892	(29,483)	(20.5)%
Restructuring charge	20	184	(164)	(89.1)%
Impairment of tradename	1,200	—	1,200	n/m
Interest expense - Securities lending and loan participations sold	1,100	2,094	(994)	(47.5)%
Total operating expenses	172,742	212,462	(39,720)	(18.7)%
Operating (loss) income	(139,714)	65,409	(205,123)	n/m
Other income (expense):
Interest income	241	1,491	(1,250)	(83.8)%
Dividend income	198	564	(366)	(64.9)%
Realized and unrealized (losses) gains on investments	(97,485)	32,756	(130,241)	n/m
Change in fair value of financial instruments and other	(245)	(3,314)	3,069	(92.6)%
Gain on senior note exchange	—	12,222	(12,222)	n/m
(Loss) income from equity investments	(14,492)	9,193	(23,685)	n/m
Loss on extinguishment of debt	—	(950)	950	n/m
Interest expense	(17,842)	(18,769)	927	(4.9)%
(Loss) income from continuing operations before income taxes	(269,339)	98,602	(367,941)	n/m
Benefit from (provision for) income taxes	24,048	(1,183)	25,231	n/m
(Loss) income from continuing operations	(245,291)	97,419	(342,710)	n/m
Loss from discontinued operations, net of income taxes	(2,401)	(1,866)	(535)	28.7%
Net (loss) income	(247,692)	95,553	(343,245)	n/m
Net (loss) income attributable to noncontrolling interests	(6,689)	4,470	(11,159)	n/m
Net (loss) income attributable to BRC Group Holdings, Inc.	(241,003)	91,083	(332,086)	n/m
Preferred stock dividends	2,015	2,015	—	—%
Net (loss) income available to common shareholders	$(243,018)	$89,068	$(332,086)	n/m

n/m	Not applicable or not meaningful.

Revenues

The table below, and the discussion that follows, are based on how we analyze our business.

	Three Months Ended September 30,		Change
	2026	2025	Amount	%
Services and fees:
Capital Markets segment	$32,221	$61,143	$(28,922)	(47.3)%
Wealth Management segment	22,091	34,342	(12,251)	(35.7)%
Lingo segment	36,185	39,690	(3,505)	(8.8)%
magicJack segment	8,226	9,038	(812)	(9.0)%
Marconi Wireless segment	6,664	7,418	(754)	(10.2)%
UOL segment	2,790	3,217	(427)	(13.3)%
Corporate and All Other	4,274	15,820	(11,546)	(73.0)%
Subtotal	112,451	170,668	(58,217)	(34.1)%

Trading gains (losses), net:
Capital Markets segment	(125,707)	45,066	(170,773)	n/m
Wealth Management segment	2,236	8,061	(5,825)	(72.3)%
Corporate and All Other	(930)	(115)	(815)	708.7%
Subtotal	(124,401)	53,012	(177,413)	n/m

Fair value adjustments on loans:
Capital Markets segment	1,182	—	1,182	n/m
Corporate and All Other	33	1,299	(1,266)	(97.5)%
Subtotal	1,215	1,299	(84)	(6.5)%

Interest income - loans:
Capital Markets segment	87	—	87	n/m
Corporate and All Other	1,422	2,094	(672)	(32.1)%
Subtotal	1,509	2,094	(585)	(27.9)%

Interest income - securities lending:
Capital Markets segment	2,004	2,523	(519)	(20.6)%

Sale of goods:
magicJack segment	303	293	10	3.4%
Marconi Wireless segment	468	710	(242)	(34.1)%
Consumer Products segment	39,255	46,967	(7,712)	(16.4)%
Corporate and All Other	224	305	(81)	(26.6)%
Subtotal	40,250	48,275	(8,025)	(16.6)%

Total revenues	$33,028	$277,871	$(244,843)	(88.1)%

n/m	Not applicable or not meaningful.

Services and fees

Total decrease in services and fees revenues during the three months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•     $28.9 million decrease in the Capital Markets segment, driven by lower at-the-market (“ATM”) revenues of $15.9 million as a result of lower transaction volume due to market conditions, and lower private placement and underwriting revenues of $10.8 million and $10.2 million, respectively, due to fewer completed banking transactions, partially offset by higher M&A and advisory revenues of $6.3 million, higher intersegment revenues of $1.5 million, and other items;

•     $12.3 million decrease in the Wealth Management segment primarily driven by an $8.0 million decrease in management fees from carried interest primarily related to investment funds holding positions in SpaceX, and a $5.9 million decrease in commission and fees revenue driven by lower commissions from corporate bonds, over-the-counter equity, and options, partially offset by a net increase of $1.2 million in investment advisory fees;

•     $11.5 million decrease in the Corporate and All Other category driven by a decrease in carried interest primarily related to investment funds holding positions in SpaceX of $6.4 million, a decrease in upfront fees from Exela Technologies, Inc. (“Exela”) loans of $1.8 million, and a decrease driven by an increase in the elimination of intersegment revenues of $1.5 million;

•     $3.5 million decrease in the Lingo segment, driven by fewer POTS and broadband subscribers as customers migrated to VoIP services, partially offset by VoIP growth from those same conversions; and

•     $0.8 million decrease in the Marconi Wireless segment, driven by lower service revenues attributable to an ongoing decline in active customers.

Trading (losses) gains, net

Total decrease in net trading (losses) gains during the three months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•     $170.8 million decrease in the Capital Markets segment, primarily driven by net trading losses in the current year period, including a $128.6 million unrealized loss on our investment in the common stock of B&W, compared to net trading gains in the prior year period, including gains of $30.2 million on B&W, $9.2 million on APLD, $2.3 million on U.S. Treasuries, and net gains on various other securities;

•     $5.8 million decrease in the Wealth Management segment, driven by a $7.3 million decrease in realized and unrealized gains from the Variable Rate Transactions (“VRT”), partially offset by $0.9 million in realized and unrealized gains related to VRT transaction activities in the current year period and none in the prior year period; and

•     $0.8 million decrease in the Corporate and All Other category primarily driven by higher unrealized losses on securities owned in the current year period.

Fair value adjustments on loans

We have a portfolio of loans receivable that are measured at fair value with changes in fair value reported in our results of operations. The loan portfolio and fair value adjustments on loans consisted of the following:

				Fair Value Adjustments on Loans Receivable
		At Fair Value		Three Months Ended September 30,
	Industry or Type of Loan	September 30, 2026	December 31, 2025	2026	2025
Related Party Loans Receivable:
Vintage Capital Management, LLC	Retail / consumer	n/a	$1,835	$—	$(165)
Other related party loans	Services, oil & gas and industrial	1,086	1,000	50	116
Total related party loans receivable		1,086	2,835	50	(49)

XBP Americas, LLC	Technology	7,021	21,415	124	1,323
Norlin EV Limited	Real estate	n/a	10	—	25
Enovum NC-1 Venture, LLC, a subsidiary of a public AI Infrastructure company	Internet Services and Infrastructure	—	—	1,369	—
Other loans receivable	Various	2,691	2,043	(328)	—
Total loans receivable		$10,798	$26,303	$1,215	$1,299

Interest income - loans

The $0.6 million decrease in interest income related to loans receivable for the three months ended September 30, 2026, compared to the same period in the prior year, was primarily driven by lower average loans receivable balances.

Interest income - securities lending

The $0.5 million decrease in interest income related to securities lending during the three months ended September 30, 2026, compared to the same period in the prior year, was primarily driven by lower average spreads earned on equity securities lending, partially offset by higher average contract values across the portfolio.

Sale of goods

The decrease in sale of goods revenue during the three months ended September 30, 2026, compared to the same period in the prior year, was primarily attributable to a $7.7 million decrease in the Consumer Products segment driven by weaker consumer demand, partially offset by lower sales allowances and customer programs.

Operating expenses

Direct cost of services

The decrease in direct cost of services during the three months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•     $3.2 million decrease from the Lingo segment driven by lower POTS unit volume, consistent with the decline in POTS revenue, partially offset by ongoing increases in POTS costs by carriers and costs associated with the conversion to VoIP services; and

•     $0.4 million decrease from the UOL segment driven by declining internet access subscribers and the discontinuation of resale services in the prior year period.

Cost of goods sold

The decrease in cost of goods sold during the three months ended September 30, 2026, compared to the same period in the prior year, was primarily due to a $5.8 million decrease from the Consumer Products segment driven by lower sales and tariff refunds received in the current period.

Selling, general and administrative expenses

Selling, general and administrative expenses during the three months ended September 30, 2026 and 2025 were comprised of the following:

	Three Months Ended September 30, 2026		Three Months Ended September 30, 2025		Change
	Amount	%	Amount	%	Amount	%
Capital Markets segment	$28,707	25.2%	$51,955	35.9%	$(23,248)	(44.7)%
Wealth Management segment	28,062	24.5%	35,213	24.5%	(7,151)	(20.3)%
Lingo segment	12,297	10.7%	13,168	9.2%	(871)	(6.6)%
magicJack segment	2,398	2.1%	2,556	1.8%	(158)	(6.2)%
Marconi Wireless segment	1,656	1.4%	2,400	1.7%	(744)	(31.0)%
UOL segment	472	0.4%	694	0.5%	(222)	(32.0)%
Consumer Products segment	14,600	12.8%	14,506	10.1%	94	0.6%
Corporate and All Other	26,217	22.9%	23,400	16.3%	2,817	12.0%
Total selling, general & administrative expenses	$114,409	100.0%	$143,892	100.0%	$(29,483)	(20.5)%

Capital Markets

The decrease in selling, general and administrative expenses in the Capital Markets segment during the three months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$19.1 million decrease in employee compensation and benefits, including share-based payments, primarily driven by lower investment banking compensation due to lower investment banking revenues; and

•	$4.0 million decrease in other selling, general and administrative expenses, driven by lower investment banking deal expenses, bad debt expense, and business license tax expense.

Wealth Management

The decrease in selling, general and administrative expenses in the Wealth Management segment during the three months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$9.7 million decrease in employee compensation and benefits driven by lower revenues from brokerage, carried interest and other commissions of $12.3 million, partially offset by an increase in advisory fees of $1.8 million and higher bonuses of $0.8 million; and

•	$1.3 million decrease in occupancy-related costs primarily driven by the sale of a portion of the Company’s wealth management business to Stifel Financial Corp. (“Stifel”) in April 2025; partially offset by a:

•	$4.3 million increase in other selling, general and administrative expenses, primarily driven by the reversal of $3.7 million of contingent consideration payable recorded in the prior year period.

Lingo

The decrease in selling, general and administrative expenses in the Lingo segment during the three months ended September 30, 2026, compared to the same period in the prior year, was primarily due to a $0.7 million decrease in employee compensation and benefits driven by a reduction in headcount, partially offset by higher allocated personnel costs from affiliates.

Marconi Wireless

The decrease in selling, general and administrative expenses in the Marconi Wireless segment during the three months ended September 30, 2026, compared to the same period in the prior year, was primarily due to a $0.4 million decrease in employee compensation and benefits driven by higher personnel cost allocations to affiliates and net headcount reductions.

Consumer Products

The increase in selling, general and administrative expenses in the Consumer Products segment during the three months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$0.6 million increase in occupancy-related costs primarily due to temporary overlapping leases and relocation costs associated with a move to a new corporate site in the current year period; mostly offset by:

•	$0.4 million decrease in employee compensation and benefits driven by lower headcount.

Corporate and All Other

The increase in selling, general and administrative expenses in the Corporate and All Other category during the three months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$1.6 million increase in employee compensation and benefits primarily due to a $2.9 million increase in VRT commissions in the current year period, partially offset by a $1.3 million decrease driven by a reduction in headcount and higher allocation of costs to affiliates; and

•	$1.5 million increase in professional services primarily driven by higher legal fees partially offset by lower accounting and assurance fees.

Impairment of tradename

Non-cash impairment charges of $1.2 million were recorded during the three months ended September 30, 2026 related to the Targus tradename in the Consumer Products segment, with no comparable charges in the prior year period. Refer to Note 13 - Goodwill and Other Intangible Assets to the accompanying unaudited condensed consolidated financial statements for additional information.

Interest expense - Securities lending and loan participations sold

Interest expense related to securities lending and loan participations was $1.1 million during the three months ended September 30, 2026, compared to $2.1 million during the three months ended September 30, 2025. The decrease was primarily due to lower average spreads in equity securities lending, partially offset by higher average contract values compared to the prior year period.

Other income (expense)

Realized and unrealized (losses) gains on investments

Realized and unrealized (losses) gains on investments were losses of $97.5 million during the three months ended September 30, 2026 compared to a gain of $32.8 million during the three months ended September 30, 2025, which is comprised of the following:

	Realized and Unrealized Gains (Losses)
	Three Months Ended September 30,
	2026	2025
Other Income (Expense) - Realized & Unrealized Gains (Losses)
Public Equity Securities:
Babcock and Wilcox Enterprises, Inc. - common stock	$(98,072)	$23,009
Babcock and Wilcox Enterprises, Inc. - preferred stock	—	840
Double Down Interactive Co., Ltd. - common stock	2,059	(751)
Applied Digital Corporation - common stock	4,498	13,189
Other public equities	(1,611)	(3,559)
Subtotal	(93,126)	32,728

Private Equity Securities:
Other private equities	(1,992)	328
Subtotal	(1,992)	328

Corporate bonds	(2,367)	(300)
Total	$(97,485)	$32,756

The $130.2 million decrease in realized and unrealized gains (losses), primarily driven by a $121.1 million decrease on B&W common stock, from a $23.0 million gain in the prior year period to a $98.1 million loss in the current year period, and an $8.7 million decrease in gains on APLD common stock, partially offset by a $2.8 million increase on Double Down Interactive Co., Ltd. common stock.

Change in fair value of financial instruments and other

Change in fair value of financial instruments and other was a loss of $0.2 million during the three months ended September 30, 2026, compared to a loss of $3.3 million during the three months ended September 30, 2025. The favorable variance was primarily due to unfavorable valuation adjustments on the warrant and derivative related to the Oaktree Capital Management L.P. (“Oaktree”) Credit Agreement in the prior year period.

Gain on senior note exchange

The gain of $12.2 million recognized during the three months ended September 30, 2025 was primarily due to troubled debt restructurings involving the exchange of senior notes for New Notes, as more fully discussed in Note 16 - Senior Notes Payable to the accompanying unaudited condensed consolidated financial statements. There were no senior note exchanges during the three months ended September 30, 2026.

(Loss) income from equity investments

(Loss) income from equity investments was a net loss of $14.5 million during the three months ended September 30, 2026, compared to income of $9.2 million during the three months ended September 30, 2025. The decrease was primarily due to a $14.6 million impairment of the Company’s equity method investment in GA Holdings and a $1.0 million loss on the Company’s investment in GA Holdings in the current year period, compared to income of $6.4 million in the prior year period as more fully discussed in Note 11 - Equity Method Investments to the accompanying unaudited condensed consolidated financial statements.

Benefit from (provision for) income taxes

Benefit from income taxes was $24.0 million during the three months ended September 30, 2026, compared to a provision of $1.2 million during the three months ended September 30, 2025. The effective income tax rate was a benefit of 8.9% for the three months ended September 30, 2026, compared to a provision for income taxes at an effective rate of 1.2% for the three months ended September 30, 2025. The current year benefit primarily consisted of the benefit recorded for the expiration of statues of limitations for unrecognized tax benefits, offset by the estimated foreign taxes. The prior year provision primarily reflected tax expense related to the impact of recording uncertain tax positions for federal, state and foreign taxes, including interest and penalties.

Loss from discontinued operations, net of income taxes

Loss from discontinued operations, net of tax, was $2.4 million for the three months ended September 30, 2026, due to the write-off of a purchase price holdback related to the sale of GlassRatner and Farber, compared to a loss from discontinued operations, net of tax, of $1.9 million for the three months ended September 30, 2025. On June 27, 2025, we signed an equity purchase agreement to sell all of the membership interests of GlassRatner and Farber, and their results have been presented as discontinued operations for all periods presented. Refer to Note 5 - Discontinued Operations and Assets Held for Sale to the accompanying unaudited condensed consolidated financial statements for additional information.

Net (loss) income attributable to noncontrolling interests

Net loss attributable to noncontrolling interests was $6.7 million during the three months ended September 30, 2026, compared to net income of $4.5 million during the three months ended September 30, 2025. The change was primarily due to a net loss attributable to the noncontrolling interest in B. Riley Securities Holdings, Inc. (“BRSH”) during the current year period.

Preferred stock dividends

Preferred stock dividends accrued were $2.0 million for the three months ended September 30, 2026 and 2025. On January 21, 2025, the Company announced that we had temporarily suspended dividends on our Series A and B Preferred Stock. Unpaid dividends will accrue until paid in full.

On April 30, 2026, the sixth quarterly Dividend Period (as defined in the applicable Certificate of Designation) for which dividends on our Series A Preferred Stock and Series B Preferred Stock have not been paid since the suspension occurred, resulting in a “Preferred Dividend Default” under each Certificate of Designation. See Note 23 - Stockholders’ Equity to the accompanying unaudited condensed consolidated financial statements for additional information.

Results of Operations

The following period to period comparisons of our financial results and our interim results are not necessarily indicative of future results.

Nine Months Ended September 30, 2026 Compared to Nine Months Ended September 30, 2025

Condensed Consolidated Statements of Operations

(Dollars in thousands)

	Nine Months Ended September 30,		Change
	2026	2025	Amount	%
Revenues:
Services and fees	$438,168	$475,279	$(37,111)	(7.8)%
Trading gains, net	33,534	64,521	(30,987)	(48.0)%
Fair value adjustments on loans	12,005	(5,997)	18,002	n/m
Interest income - loans	5,394	9,143	(3,749)	(41.0)%
Interest income - securities lending	4,887	5,487	(600)	(10.9)%
Sale of goods	130,217	140,803	(10,586)	(7.5)%
Total revenues	624,205	689,236	(65,031)	(9.4)%
Operating expenses:
Direct cost of services	88,186	107,207	(19,021)	(17.7)%
Cost of goods sold	92,619	106,847	(14,228)	(13.3)%
Selling, general and administrative expenses	382,134	453,649	(71,515)	(15.8)%
Restructuring charge	1,934	505	1,429	283.0%
Impairment of tradename	5,200	1,500	3,700	246.7%
Interest expense - Securities lending and loan participations sold	2,723	4,781	(2,058)	(43.0)%
Total operating expenses	572,796	674,489	(101,693)	(15.1)%
Operating income	51,409	14,747	36,662	248.6%
Other income (expense):
Interest income	938	3,469	(2,531)	(73.0)%
Dividend income	1,000	821	179	21.8%
Realized and unrealized gains on investments	19,707	28,472	(8,765)	(30.8)%
Change in fair value of financial instruments and other	(3,126)	9,492	(12,618)	n/m
Gain on sale and deconsolidation of businesses	—	86,213	(86,213)	n/m
Gain on senior note exchange	—	67,208	(67,208)	n/m
(Loss) income from equity investments	(18,625)	34,244	(52,869)	n/m
Income (loss) on extinguishment of debt	1,607	(21,643)	23,250	n/m
Interest expense	(55,652)	(72,685)	17,033	(23.4)%
(Loss) income from continuing operations before income taxes	(2,742)	150,338	(153,080)	n/m
Benefit from (provision for) income taxes	1,207	(1,194)	2,401	n/m
(Loss) income from continuing operations	(1,535)	149,144	(150,679)	n/m
(Loss) income from discontinued operations, net of income taxes	(2,401)	70,841	(73,242)	n/m
Net (loss) income	(3,936)	219,985	(223,921)	n/m
Net income (loss) attributable to noncontrolling interests	3,245	(594)	3,839	n/m
Net (loss) income attributable to BRC Group Holdings, Inc.	(7,181)	220,579	(227,760)	n/m
Preferred stock dividends	6,045	6,045	—	—%
Net (loss) income available to common shareholders	$(13,226)	$214,534	$(227,760)	n/m

n/m - Not applicable or not meaningful.

Revenues

The table below and the discussion that follows are based on how we analyze our business.

	Nine Months Ended September 30,		Change
	2026	2025	Amount	%
Services and fees:
Capital Markets segment	$113,710	$120,654	$(6,944)	(5.8)%
Wealth Management segment	112,872	114,429	(1,557)	(1.4)%
Lingo segment	115,763	121,150	(5,387)	(4.4)%
magicJack segment	24,980	27,957	(2,977)	(10.6)%
Marconi Wireless segment	20,568	24,024	(3,456)	(14.4)%
UOL segment	8,492	10,137	(1,645)	(16.2)%
Corporate and All Other	41,783	56,928	(15,145)	(26.6)%
Subtotal	438,168	475,279	(37,111)	(7.8)%

Trading gains (losses), net:
Capital Markets segment	13,959	49,049	(35,090)	(71.5)%
Wealth Management segment	21,583	13,873	7,710	55.6%
Corporate and All Other	(2,008)	1,599	(3,607)	n/m
Subtotal	33,534	64,521	(30,987)	(48.0)%

Fair value adjustments on loans:
Capital Markets segment	1,933	(3,131)	5,064	n/m
Corporate and All Other	10,072	(2,866)	12,938	n/m
Subtotal	12,005	(5,997)	18,002	n/m

Interest income - loans:
Capital Markets segment	1,121	65	1,056	n/m
Corporate and All Other	4,273	9,078	(4,805)	(52.9)%
Subtotal	5,394	9,143	(3,749)	(41.0)%

Interest income - securities lending:
Capital Markets segment	4,887	5,487	(600)	(10.9)%

Sale of goods:
magicJack segment	899	952	(53)	(5.6)%
Marconi Wireless segment	1,469	2,823	(1,354)	(48.0)%
Consumer Products segment	126,907	132,354	(5,447)	(4.1)%
Corporate and All Other	942	4,674	(3,732)	(79.8)%
Subtotal	130,217	140,803	(10,586)	(7.5)%

Total revenues	$624,205	$689,236	$(65,031)	(9.4)%

n/m - Not applicable or not meaningful.

Services and fees

Total decrease in services and fees revenues during the nine months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$15.1 million decrease in the Corporate and All Other category primarily driven by decreases of $7.0 million due to the sale of Atlantic Coast Recycling in the prior year period, $3.5 million due to the deconsolidation of our investment in Nogin, $2.6 million due to a decline at bebe driven by a reduction in store count, $2.2 million due to lower upfront and structuring fees resulting from the expiration of the management services agreement with B&W, and $2.1 million due to fees recognized under a transition services agreement with GA Holdings in the prior year period and an increase in the elimination of intersegment revenues of $5.5 million, partially offset by increases of $7.7 million due to income from carried interest primarily related to investment funds holding positions in SpaceX;

•	$6.9 million decrease in the Capital Markets segment driven by lower ATM revenues of $20.9 million primarily as a result of lower transaction volume due to market conditions, and lower private placement and underwriting revenues of $6.9 million and $4.5 million, respectively, due to smaller sized deals, partially offset by higher M&A and advisory revenues of $12.9 million, higher intersegment revenues of $5.5 million, higher securities lending locate fees of $3.7 million, higher secondary commissions of $3.0 million, and other items;

•	$5.4 million decrease in the Lingo segment driven by fewer POTS and broadband subscribers as customers migrated to VoIP services, partially offset by VoIP growth from those same conversions;

•	$3.5 million decrease in the Marconi Wireless segment, driven by lower service revenues attributable to an ongoing decline in active customers;

•	$3.0 million decrease in the magicJack segment driven by fewer active customers, resulting in lower renewal revenues, fewer device sales and first-year service customers, and a decline in ancillary services such as porting, number services, and termination fees; and

•	$1.6 million decrease in the UOL segment driven by declines in internet access subscribers, lower advertising revenues, and discontinuation of telecom resale services.

Trading gains, net

Total decrease in net trading gains (losses) during the nine months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$35.1 million decrease in the Capital Markets segment driven by net trading losses that included unrealized losses of $7.8 million on B&W in the current year period, compared to net trading gains that included unrealized gains of $19.6 million with B&W in the prior year period, and lower gains on APLD and U.S. Treasuries, which were $12.7 million and $6.6 million, respectively, during the current year period compared to $13.3 million and $7.6 million in the prior year period;

•	$3.6 million decrease in the Corporate and All Other category driven by increases in unrealized losses for certain equity securities in the current year period; partially offset by:

•	$7.7 million increase in the Wealth Management segment primarily driven by higher revenue from VRT of $6.3 million.

Fair value adjustments on loans

We have a portfolio of loans receivable that are measured at fair value with changes in fair value reported in our results of operations. The loan portfolio and fair value adjustments on loans consisted of the following:

				Fair Value Adjustments on Loans Receivable
		At Fair Value		Nine Months Ended September 30,
	Industry or Type of Loan	September 30, 2026	December 31, 2025	2026	2025
Related Party Loans Receivable:
Vintage Capital Management, LLC	Retail / consumer	n/a	$1,835	$20	$(754)
W.S. Badcock Corporation	Consumer receivable portfolio	—	—	—	250
Freedom VCM Receivables, Inc.	Consumer receivable portfolio	—	—	—	1,393
Conn’s, Inc.(1)	Retail / consumer	n/a	—	—	(4,065)
Other related party loans	Services, oil & gas and industrial	1,086	1,000	86	(9)
Total related party loans receivable		1,086	2,835	106	(3,185)

XBP Americas, LLC	Technology	7,021	21,415	316	693
Norlin EV Limited	Real estate	n/a	10	1,223	(460)
Conn’s, Inc.(1)	Retail / consumer	—	n/a	8,600	n/a
Enovum NC-1 Venture, LLC, a subsidiary of a public AI Infrastructure company	Internet Services and Infrastructure	—	—	1,530	—
Other loans receivable	Various	2,691	2,043	230	(3,045)
Total loans receivable		$10,798	$26,303	$12,005	$(5,997)

(1) The Conn’s, Inc. loan receivable was written off in January 2026 and is no longer a related party loan receivable. Recovery of proceeds from the loan receivable is contingent upon collecting amounts from the Conn’s bankruptcy estate. During the nine months ended September 30, 2026, the Company recovered $8,600 of proceeds from the Conn’s bankruptcy estate, and it is reported as a fair value adjustment.

The $18.0 million favorable variance in fair value adjustments related to our loans receivable during the nine months ended September 30, 2026, when compared to the same period in the prior year, was primarily driven by a $12.7 million favorable swing on the Conn’s, Inc. loan, reflecting $8.6 million in proceeds recovered from the Conn’s, Inc. bankruptcy estate in the current year period compared to a $4.1 million unfavorable adjustment in the prior year period, favorable swings of $1.7 million and $1.5 million on the Norlin EV Limited and Enovum NC-1 Venture, LLC loans, respectively, and a $3.3 million favorable swing on other loans receivable, partially offset by a $1.4 million decrease on the Freedom VCM Receivables, Inc. loan.

Interest income - loans

The $3.7 million decrease in interest income related to loans receivable for the nine months ended September 30, 2026, compared to the same period in the prior year, was primarily driven by paydowns on the Exela, GA Group, and other loans.

Interest income - securities lending

The $0.6 million decrease in interest income related to securities lending during the nine months ended September 30, 2026, compared to the same period in the prior year, was primarily driven by lower average spreads earned on equity securities lending, partially offset by higher average contract values across the portfolio.

Sale of goods

The decrease in sale of goods revenue during the nine months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$5.4 million decrease in the Consumer Products segment, driven by weaker consumer demand, partially offset by lower sales allowances and customer programs;

•	$3.7 million decrease in the Corporate and All Other category primarily driven by a $3.5 million decrease due to the deconsolidation of Nogin in the prior year period; and

•	$1.4 million decrease in the Marconi Wireless segment, driven by fewer phones sold in the current year period compared to the prior year period.

Operating expenses

Direct cost of services

The decrease in direct cost of services during the nine months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$7.3 million decrease from the Corporate and All Other category primarily driven by decreases of $4.9 million due to the sale of Atlantic Coast Recycling and $1.6 million due to the deconsolidation of Nogin in the prior year period;

•	$6.4 million decrease from the Lingo segment due to lower POTS unit volume, consistent with the decline in POTS revenue, partially offset by ongoing increases in POTS costs by carriers and costs associated with the conversion to VoIP services;

•	$3.9 million decrease from the Marconi Wireless segment due to fewer active lines and migration of its customer base to a lower-cost third-party network;

•	$0.8 million decrease from the UOL segment due to lower telecom costs from declines in internet access subscribers and the discontinuation of telecom resale services; and

•	$0.6 million decrease from the magicJack segment due to lower network costs driven by fewer active customers and higher personnel costs allocations to affiliates.

Cost of goods sold

The decrease in cost of goods sold during the nine months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$9.0 million decrease from the Consumer Products segment primarily due to decreased sales driven by factors noted above, and tariff refunds in the current year with no comparable refunds in the prior year;

•	$3.3 million decrease from the Corporate and All Other category primarily due to a $3.1 million decrease from the deconsolidation of Nogin in the prior year period; and

•	$1.7 million decrease from the Marconi Wireless segment due to lower product costs resulting from a decrease in the quantity of phones sold.

Selling, general and administrative expenses

Selling, general and administrative expenses during the nine months ended September 30, 2026 and 2025 were comprised of the following:

	Nine Months Ended September 30, 2026		Nine Months Ended September 30, 2025		Change
	Amount	%	Amount	%	Amount	%
Capital Markets segment	$100,797	26.4%	$131,721	29.0%	$(30,924)	(23.5)%
Wealth Management segment	104,659	27.4%	120,707	26.6%	(16,048)	(13.3)%
Lingo segment	37,823	9.9%	41,181	9.1%	(3,358)	(8.2)%
magicJack segment	7,363	1.9%	7,920	1.7%	(557)	(7.0)%
Marconi Wireless segment	5,033	1.3%	6,952	1.5%	(1,919)	(27.6)%
UOL segment	1,433	0.4%	2,025	0.4%	(592)	(29.2)%
Consumer Products segment	44,997	11.8%	44,742	9.9%	255	0.6%
Corporate and All Other	80,029	20.9%	98,401	21.8%	(18,372)	(18.7)%
Total selling, general & administrative expenses	$382,134	100.0%	$453,649	100.0%	$(71,515)	(15.8)%

Capital Markets

The decrease in selling, general and administrative expenses in the Capital Markets segment during the nine months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$15.7 million decrease in employee compensation and benefits, including share-based payments, driven by lower investment banking and ATM compensation due to lower revenues, lower share-based payments expense, and commission compensation accrued in the prior year period;

•	$13.1 million decrease in other selling, general and administrative expenses due to lower transaction costs and other nonrecurring expenses recorded in the prior year period, lower corporate allocations, lower investment banking deal expenses, lower bad debt expense, decrease in business license tax accrual recorded in the prior year period, and lower business development expenses; and

•	$1.3 million decrease in depreciation and amortization driven by certain intangible assets becoming fully amortized during the current year period.

Wealth Management

The decrease in selling, general and administrative expenses in the Wealth Management segment during the nine months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$8.5 million decrease in employee compensation and benefits driven by the sale of a portion of the Company’s wealth management business to Stifel in April 2025, partially offset by higher VRT commissions of $5.4 million and higher carried interest related compensation of $1.7 million;

•	$5.2 million decrease in occupancy-related costs due to the asset sale to Stifel and related branch office closures in the prior year period;

•	$0.9 million decrease in professional services primarily due to lower legal fees and other consulting costs driven by fewer new and settled cases; and

•	$0.7 million decrease in depreciation and amortization due to the asset sale to Stifel and related branch office closures in the prior year period.

Lingo

The decrease in selling, general and administrative expenses in the Lingo segment during the nine months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$1.8 million decrease in employee compensation and benefits, primarily due to a reduction in headcount, partially offset by higher allocated personnel costs from affiliates;

•	$0.6 million decrease in other selling, general and administrative expenses, due to a write-off of an earnout balance in the prior year period, and lower sales resulting in decreased filing and regulatory fees, business development expenses, agent commissions and outsourced services, partially offset by higher allocated costs from affiliates and increased bad debt expense; and

•	$0.5 million decrease in occupancy-related costs, primarily due to lower IT software and licensing costs associated with cost reduction initiatives.

magicJack

The decrease in selling, general and administrative expenses in the magicJack segment during the nine months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$0.2 million decrease in employee compensation and benefits, driven by higher allocated costs to other affiliates and decreased headcount; and

•	$0.2 million decrease in professional services attributable to the termination of outside consulting arrangements in the prior year.

Marconi Wireless

The decrease in selling, general and administrative expenses in the Marconi Wireless segment during the nine months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$1.3 million decrease in employee compensation and benefits primarily due to higher personnel cost allocations to affiliates and net headcount reductions; and

•	$0.5 million decrease in occupancy-related costs primarily due to lower customer care costs reflecting reduced third-party agent needs as a result of fewer active customers and the completion of the network migration in 2025.

UOL

The decrease in selling, general and administrative expenses in the UOL segment during the nine months ended September 30, 2026, compared to the same period in the prior year, was primarily due to a $0.4 million decrease in employee compensation and benefits attributable to a reduction in headcount.

Consumer Products

The increase in selling, general and administrative expenses in the Consumer Products segment during the nine months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$0.8 million increase in professional services primarily due to legal and audit fees incurred in connection with a revolving credit agreement;

•	$0.5 million increase in other selling, general and administrative expenses driven by an increase in loan fees associated with the revolving credit agreement of Targus and write off of aged payables in the prior year period; partially offset by:

•	$0.7 million decrease in depreciation and amortization primarily due to certain fixed and intangible assets that became fully depreciated or amortized in the prior year, resulting in lower charges in the current year period.

Corporate and All Other

The decrease in selling, general and administrative expenses in the Corporate and All Other category during the nine months ended September 30, 2026, compared to the same period in the prior year, was primarily due to the following:

•	$8.4 million decrease due to the deconsolidation of Nogin in the prior year period;

•	$4.9 million decrease due to the sale of Atlantic Coast Recycling; and

•	$4.1 million decrease due to higher corporate allocations to affiliates.

Restructuring charge

Restructuring charges were $1.9 million during the nine months ended September 30, 2026, compared to $0.5 million during the nine months ended September 30, 2025. The increase was primarily due to organizational realignments consisting of severance and related costs within the Capital Markets, Consumer Products, and Wealth Management segments, compared to workforce reductions within the Corporate and All Other category and the Consumer Products segment in the prior year period as more fully discussed in Note 19 - Restructuring Charge to the accompanying unaudited condensed consolidated financial statements.

Impairment of tradename

Non-cash impairment charges of $5.2 million were recorded during the nine months ended September 30, 2026, compared to $1.5 million during the nine months ended September 30, 2025, all related to the Targus tradename in the Consumer Products segment. Refer to Note 13 - Goodwill and Other Intangible Assets to the accompanying unaudited condensed consolidated financial statements for additional information.

Interest expense - Securities lending and loan participations sold

Interest expense related to securities lending and loan participations was $2.7 million during the nine months ended September 30, 2026, compared to $4.8 million during the nine months ended September 30, 2025. The decrease was primarily due to lower average spreads in equity securities lending, partially offset by higher average contract values compared to the prior year period.

Other income (expense)

Realized and unrealized gains on investments

Realized and unrealized gains on investments were $19.7 million during the nine months ended September 30, 2026 compared to a gain of $28.5 million during the nine months ended September 30, 2025, which is comprised of the following:

	Realized and Unrealized Gains (Losses)
	Nine Months Ended September 30,
	2026	2025
Other Income (Expense) - Realized & Unrealized Gains (Losses)
Public Equity Securities:
Babcock and Wilcox Enterprises, Inc. - common stock	$(5,937)	$14,960
Babcock and Wilcox Enterprises, Inc. - preferred stock	—	667
Double Down Interactive Co., Ltd. - common stock	11,876	(4,675)
Applied Digital Corporation - common stock	14,484	18,572
Other public equities	7,498	(4,571)
Subtotal	27,921	24,953

Private Equity Securities:
Other private equities	(3,102)	(877)
Subtotal	(3,102)	(877)

Corporate bonds	(5,112)	4,396
Total	$19,707	$28,472

The $8.8 million decrease in net realized and unrealized gains for the nine months ended September 30, 2026 compared to the same period in 2025 was primarily driven by decreases of $21.6 million on Babcock and Wilcox Enterprises, Inc. common and preferred stock, $9.5 million on corporate bonds, $4.1 million on Applied Digital Corporation common stock, and $2.2 million on other private equities, partially offset by increases of $16.6 million on Double Down Interactive Co., Ltd. common stock and $12.1 million on other public equities.

Change in fair value of financial instruments and other

Change in fair value of financial instruments and other was a loss of $3.1 million during the nine months ended September 30, 2026, compared to a gain of $9.5 million during the nine months ended September 30, 2025. The unfavorable variance was primarily due to unrealized gains on embedded derivatives in the prior year period and losses on liability-classified warrants in the current year period.

Gain on sale and deconsolidation of businesses

Gain on sale and deconsolidation of businesses of $86.2 million during the nine months ended September 30, 2025 was primarily related to $52.4 million net gain on the sale of Atlantic Coast Recycling, $28.4 million related to the deconsolidation of Nogin, and $5.4 million due to the sale of a portion of the Company’s wealth management business to Stifel, as more fully discussed in Note 5 - Discontinued Operations and Assets Held For Sale to the accompanying unaudited condensed consolidated financial statements.

Gain on senior note exchange

There was no gain on senior note exchange during the nine months ended September 30, 2026, compared to a gain of $67.2 million during the nine months ended September 30, 2025, as the prior year period included gains recognized in connection with troubled debt restructurings involving the exchange of senior notes for New Notes at favorable terms, with no such transactions occurring in the current year period, as more fully discussed in Note 16 - Senior Notes Payable to the accompanying unaudited condensed consolidated financial statements.

(Loss) income from equity investments

(Loss) income from equity investments was a net loss of $18.6 million during the nine months ended September 30, 2026, compared to income of $34.2 million during the nine months ended September 30, 2025. The decrease was primarily driven by the $14.6 million impairment of the Company’s equity method investment in GA Holdings, lower equity earnings from our equity method investment in GA Joann Retail Partnership, LLC, and a $6.5 million loss on the Company’s equity earnings from our investment in GA Holdings in the current year period as compared to income of $2.8 million in the prior year period, as more fully discussed in Note 11 - Equity Method Investments to the accompanying unaudited condensed consolidated financial statements.

(Loss) gain on extinguishment of debt

Gain on extinguishment of debt was $1.6 million during the nine months ended September 30, 2026, compared to a loss of $21.6 million during the nine months ended September 30, 2025. The current year gain was primarily in connection with the Section 3(a)(9) Exchanges of senior notes for shares of the Company’s common stock, compared to the prior year loss, which was attributable to principal repayments and amendments to the Oaktree, Nomura, BRPAC, and Targus credit facilities, as more fully discussed in Note 15 - Term Loans and Revolving Credit Facilities and Note 16 - Senior Notes Payable to the accompanying unaudited condensed consolidated financial statements.

Interest expense

Interest expense was $55.7 million during the nine months ended September 30, 2026, compared to $72.7 million during the nine months ended September 30, 2025. The decrease in interest expense was primarily attributable to Corporate and All Other category, driven by lower senior notes interest expense due to reduced outstanding principal balances resulting from the Section 3(a)(9) Exchanges and redemptions of senior notes, and the termination of the Nomura credit agreement in February 2025, partially offset by higher interest expense on the Oaktree credit facility, as more fully discussed in Note 15 - Term Loans and Revolving Credit Facilities and Note 16 - Senior Notes Payable to the accompanying unaudited condensed consolidated financial statements.

Benefit from (provision for) income taxes

Benefit from income taxes was $1.2 million during the nine months ended September 30, 2026, compared to a provision of $1.2 million during the nine months ended September 30, 2025. The effective income tax rate was a benefit of 44.0% for the nine months ended September 30, 2026, compared to less than 1.0% for the nine months ended September 30, 2025. The benefit for income taxes for the nine months ended September 30, 2026 was primarily due to the benefit recorded for the expiration of statues of limitations for unrecognized tax benefits, offset by the estimated foreign taxes.

(Loss) income from discontinued operations, net of income taxes

Loss from discontinued operations, net of tax, was $2.4 million for the nine months ended September 30, 2026, due to the write-off of a purchase price holdback related to the sale of GlassRatner and Farber, compared to income from discontinued operations, net of tax, of $70.8 million for the nine months ended September 30, 2025, primarily due to the gain on the sale of GlassRatner and Farber. On June 27, 2025, we signed an equity purchase agreement to sell all of the membership interests of GlassRatner and Farber, and their results have been presented as discontinued operations for all periods presented. Refer to Note 5 - Discontinued Operations and Assets Held for Sale to the accompanying unaudited condensed consolidated financial statements for additional information.

Net income (loss) attributable to noncontrolling interests

Net income (loss) attributable to noncontrolling interests was $3.2 million during the nine months ended September 30, 2026, compared to a net loss of $0.6 million during the nine months ended September 30, 2025. The increase was primarily due to higher net income attributable to the noncontrolling interest in BRSH during the current year period compared to the prior year period.

Preferred stock dividends

Preferred stock dividends accrued were $6.0 million for the nine months ended September 30, 2026 and 2025. On January 21, 2025, the Company announced that we had temporarily suspended dividends on our Series A and B Preferred Stock. Unpaid dividends will accrue until paid in full.

On April 30, 2026, the sixth quarterly Dividend Period (as defined in the applicable Certificate of Designation) for which dividends on our Series A Preferred Stock and Series B Preferred Stock have not been paid since the suspension occurred, resulting in a “Preferred Dividend Default” under each Certificate of Designation. See Note 23 - Stockholders’ Equity to the accompanying unaudited condensed consolidated financial statements for additional information.

Liquidity and Capital Resources

Our operations and debt obligations are funded through a combination of existing cash on hand, cash generated from operations, monetization of investments and asset sales, borrowings under our senior notes payable, term loans and credit facilities, other financing arrangements, and obligations under operating leases. The Company operates multiple business segments that provide sources of cash flow and operating income, which include a mix of businesses with recurring revenue models and transactional businesses with uneven cash flows. With our primary business in capital markets and investment banking, we have expertise in accessing public and private capital markets and in transacting investments and operating companies. We use our expertise to buy and sell assets and investments on our balance sheet and to access private and public capital, which are described in the 2026 activity summarized below.

During the nine months ended September 30, 2026, the Company’s sources and uses of cash from investing, financing and operations included the following. The Company fully redeemed the $95,991 of outstanding 5.50% Senior Notes due 2026 on the day prior to their maturity date and $142,137 of outstanding 6.50% Senior Notes due on 2026 on the day prior to their maturity date. During the nine months ended September 30, 2026, the Company completed a series of Section 3(a)(9) Exchanges with DBA Trading, LLC (the “Investor”) whereby the Company exchanged an aggregate principal amount of approximately $69.1 million of senior notes which included (i) $11.0 million of the 5.50% Senior Notes which were due March 31, 2026, (ii) $36.1 million of the 6.50% Senior Notes which were due September 30, 2026, (iii) $8.9 million of the 5.00% Senior Notes due December 31, 2026, (iv) $6.4 million of the 6.00% Senior Notes due January 31, 2028, and (v) $6.6 million of the 5.25% Senior Notes due August 31, 2028 for an aggregate of 8,358,495 shares of the Company’s common stock. As disclosed in the Investor’s 13F filed on July 20, 2026, the Investor owns more than five percent of the Company’s common stock. Additionally, from our securities and investments owned we had net proceeds of approximately $60.4 million, which excludes certain trading activity related to broker dealer operations and approximately $29.6 million in net proceeds from loans receivable. Net cash provided by operating activities was $123.9 million inclusive of a balance sheet decrease in Securities and other investments owned of $75.3 million in operating assets.

In the next 12 months, in addition to funding the Company’s operations, several debt obligations will be due including approximately $164.0 million in Senior Note maturities (RILYG in December 2026) and a total of $9.0 million in term loan amortization payments. The Company also has approximately $11.6 million of obligations due under operating leases, along with operational expenditures and investment opportunities in the ordinary course of business. For additional information regarding our debt obligations and related agreements, refer to Note 15 - Term Loans and Revolving Credit Facilities and Note 16 - Senior Notes Payable to the accompanying unaudited condensed consolidated financial statements. The Company expects capital expenditures to be approximately $11.6 million for the next 12 months.

To fund the short-term obligations due in the next 12 months, management plans to use a combination of existing cash on hand, cash generated from continuing operations, proceeds from investment and assets sales, and public and private capital market options. As of September 30, 2026, the Company had $144.1 million of cash and cash equivalents, $1.7 million of restricted cash, $369.8 million of securities and other investments owned, and $10.8 million of loans receivable, at fair value. Of the $369.8 million of securities and other investments owned, B&W represents approximately $160.3 million or 43.3% of the balance at September 30, 2026. Additionally, the Company will evaluate external sources of liquidity including public and private debt refinancing, bond swaps, buybacks or exchanges, and equity capital raises. Among many factors, the Company considers the timing of debt obligation payoffs, the cost of capital, and future value of assets when determining the sources used to fund debt obligations. We believe these liquidity sources provide sufficient cash resources to meet our debt obligation and operating cash flow requirements in the next 12 months.

Our long-term debt obligations beyond 12 months include approximately $565.4 million on Senior Notes, $258.9 million Senior Secured Second Lien Notes due 2028 and $65.6 million in Oaktree term loans. Additionally, the Company’s term loan through Banc of California has $9.0 million annually in amortization payments due through maturity in January 2030 with approximately $32.2 million of obligations due under operating leases. As of September 30, 2026, the Company has $32.3 million outstanding through revolving credit facilities under the Targus/FGI credit agreement, which has a maturity date of August 20, 2029 and BRPAC credit agreement, which has a maturity date of January 6, 2030. The Company expects capital expenditures to be approximately $11.6 million annually.

The Company is party to agreements under which issuers of convertible preferred stock may require the Company to purchase their preferred stock for cash, at a discount to stated value, through August 2029 (the “Written Puts”). During the nine months ended September 30, 2026, the Company purchased $500.0 million of preferred stock under these agreements, and $835.0 million of commitments remained outstanding as of September 30, 2026. These amounts are not included in the obligations above because the puts are exercisable at the issuers’ discretion, subject to limitations, and no amounts were due as of September 30, 2026. The exercise of the Written Puts in the future will be funded from a combination of existing cash on hand and operating cash flows of the Company. See Note 27 - Commitments and Contingencies.

The Company will fund long-term obligations beyond 12 months using the same tactics described in the short-term liquidity. Additionally, the Company will evaluate operating company sales as a source of long-term liquidity. As with short-term obligations, the Company considers many factors including timing of debt obligation payoffs, the cost of capital, and future value when determining the source used to fund debt obligations. As long-term capital planning is a continual process, the Company may also choose to address certain long-term capital and obligations over the next 12 months.

The Company’s debt structure as of September 30, 2026 included borrowings of $1.1 billion primarily comprised of $1.0 billion of Senior Notes and Senior Secured Second Lien Notes with varying maturity dates from December 31, 2026 through August 31, 2028, with fixed interest rates ranging from 5.00% to 8.00%. Additionally, we have $115.4 million in outstanding term loans borrowed pursuant to the Oaktree and BRPAC credit agreements, and $32.3 million outstanding under revolving credit facilities under the Targus/FGI and BRPAC credit agreements, which are all subject to variable rates. The Company is compliant with its debt obligation requirements and maintains processes to monitor ongoing compliance. For additional information regarding our debt obligations, covenant compliance, and related agreements, refer to Note 15 - Term Loans and Revolving Credit Facilities and Note 16 - Senior Notes Payable to the accompanying unaudited condensed consolidated financial statements.

On September 28, 2026, the Company entered into a definitive agreement to acquire Sangoma Technologies Corporation for an aggregate enterprise value of approximately $203.7 million. The cash portion of the consideration of approximately $169.6 million is expected to be funded through an amended and restated $212.3 million senior secured term loan facility collateralized by the Company’s various communications businesses and partially funded with cash on hand. The transaction is expected to close no later than early 2027. See Note 4 - Pending Acquisition of Sangoma Technologies Corporation to the accompanying unaudited condensed consolidated financial statements for additional information.

On November 3, 2026, we sold our interest in GA Holdings for $62.3 million, consisting of $10.6 million in cash and $51.7 million applied to repay a portion of the Oaktree term loan, and entered into Amendment No. 7 to the Oaktree credit agreement (“Amendment No. 7”), which provides $26.5 million of additional term loans and eliminates the prepayment premium on the remaining Oaktree term loan balance. See Note 11 - Equity Method Investments and Note 15 - Term Loans and Revolving Credit Facilities to the accompanying unaudited condensed consolidated financial statements.

The Company believes it has sufficient excess liquidity to meet our short-term obligations within the next 12 months and will pursue capital market options to reduce long-term debt, extend maturities, or remix our capital structure when advantageous. There is no assurance on favorable refinancing terms, which will be subject to market conditions and our credit profile.

Dividends

From time to time, we may decide to pay dividends which will be dependent upon our financial condition and results of operations. During the three months ended September 30, 2026, we did not pay any cash dividends on our common stock. In August 2024, we announced the suspension of our common stock dividend as we prioritize reducing our debt. The declaration and payment of any future dividends or repurchases of our common stock will be made at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, cash flows, capital expenditures, and other factors that may be deemed relevant by our board of directors.

Holders of Series A Preferred Stock, when and as authorized by our board of directors, are entitled to cumulative cash dividends at the rate of 6.875% per annum of the $0.03 million liquidation preference ($25.00 per Depositary Share) per year (equivalent to $1,718.75 or $1.71875 per Depositary Share). Dividends are payable quarterly in arrears. As of September 30, 2026, dividends in arrears in respect of the Depositary Shares were $9.3 million. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series A Preferred Stock. Unpaid dividends will accrue until paid in full.

Holders of Series B Preferred Stock, when and as authorized by our board of directors, are entitled to cumulative cash dividends at the rate of 7.375% per annum of the $0.03 million liquidation preference ($25.00 per Depositary Share) per year (equivalent to $1,843.75 or $1.84375 per Depositary Share). Dividends are payable quarterly in arrears. As of September 30, 2026, dividends in arrears in respect of the Depositary Shares were $6.1 million. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series B Preferred Stock. Unpaid dividends will accrue until paid in full.

On April 30, 2026, the sixth quarterly Dividend Period for which dividends on the Series A Preferred Stock and Series B Preferred Stock have not been paid since the January 21, 2025 suspension occurred. As a result, a “Preferred Dividend Default” has occurred under each Certificate of Designation. See Note 23 - Stockholders’ Equity to the accompanying unaudited condensed consolidated financial statements.

Our principal sources of liquidity to finance our business are our existing cash on hand, cash flows generated from operating activities, funds available under revolving credit facilities and special purpose financing arrangements.

Cash Flow Summary

	Nine Months Ended September 30,
	2026	2025
	(Dollars in thousands)
Net cash provided by (used in):
Operating activities	$123,888	$(85,932)
Investing activities	29,424	275,927
Financing activities	(234,983)	(260,989)
Effect of foreign currency on cash	(1,883)	(183)
Net decrease in cash, cash equivalents and restricted cash	$(83,554)	$(71,177)

The change of $209.8 million in cash flows from operating activities during the nine months ended September 30, 2026, resulting in net cash provided by operating activities compared to net cash used in operating activities during the same period in the prior year, was primarily due to the following:

•	An increase in cash provided by working capital of $198.2 million, primarily driven by a decrease in amounts due from clearing brokers, reflecting changes in trading position and settlement balances, and a decrease in securities and other investments owned, primarily driven by sales and dispositions of equity securities in the current period; and

•	A decrease in net income, reflecting a net loss in the current period compared to net income in the prior year period. The decrease was largely offset by changes in non-cash adjustments, primarily reflecting the non-recurrence of prior-year gains and the non-cash impairment of our equity method investment in GA Holdings, resulting in a net positive impact of $11.6 million on operating cash flows.

The decrease of $246.5 million in net cash provided by investing activities during the nine months ended September 30, 2026 was primarily due to the following:

•	Proceeds of approximately $209.0 million received from the sale of businesses in the prior-year period with no comparable activity in the current period, including $114.0 million received from the sale of the GlassRatner and Farber business, $68.9 million received from the sale of the Atlantic Coast Recycling business, and $26.0 million received from the sale of the Wealth Management business; and

•	A $34.1 million decrease in distributions received from equity investments.

The decrease of $26.0 million in net cash used in financing activities during the nine months ended September 30, 2026 was primarily due to the following:

•	A $175.2 million net decrease in debt proceeds and $200.4 million net decrease in debt-related payments, primarily due to the absence of term loan issuances and related repayments from the prior-year period, an increase in revolving credit facility borrowings and related repayments, and higher cash paid for the redemption of senior notes.

Recent Accounting Standards

See Note 2(o) - Recent Accounting Standards to the accompanying unaudited condensed consolidated financial statements for recent accounting standards.

Schedule C
Audit Committee Charter

POLICY STATEMENT

Subject: Audit Committee Charter	Date Issued: September 30, 2009 Date Amended: November 6, 2014 Date Amended: February 16, 2017 Date Amended: February 23, 2021 Date Amended: May 24, 2022 Date Amended: February 24, 2023
Approved by: Board of Directors Date: February 24, 2023	Distribution:

PURPOSE

The purposes of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of B. Riley Financial, Inc., a Delaware corporation (the “Company”), are to:

•	Assist the Board in its oversight of:

o	the integrity of the Company’s financial statements;

o	the qualifications, independence and performance of the registered public accounting firm employed by the Company for the audit of the Company’s financial statements (the “independent auditors”);

o	the performance of the Company’s internal audit function; and

o	the Company’s compliance with certain other legal and regulatory requirements.

•	Prepare the report of the Committee required by the rules of the Securities and Exchange Commission (the “SEC”) to be included in the Company’s annual report on Form 10-K or the proxy statement for the Company’s annual meeting.

MEMBERSHIP

The Committee shall be comprised of not less than three members of the Board. Committee members shall be appointed by the Board and shall serve until their respective successors are duly elected and qualified or until their earlier resignation, disqualification, retirement, death or removal, and may be removed by the Board at its discretion. Committee members may resign from the Committee at any time without resigning from the Board. All members of the Committee shall meet the independence criteria and have the qualifications set forth in the listing standards of The Nasdaq Stock Market (“Nasdaq”) and Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Accordingly, all of the members of the Committee shall be directors:

•	Who do not accept any direct or indirect consulting, advisory or compensatory fee from the Company other than for board service or in respect of retirement or deferred compensation for prior service, who are not “affiliated persons” within the meaning of Rule 10A-3 under the Exchange Act and who otherwise satisfy the independence criteria set forth in the listing standards of Nasdaq; and

•	Who are financially literate (i.e., have the ability to read and understand fundamental financial statements, as determined by the Board).

At least one member of the Committee shall qualify as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K (which the Board may presume satisfies Nasdaq listing standard requiring that one member have accounting or related financial management expertise).

Any action duly taken by the Committee shall be valid and effective, whether or not the members at the time of such action are later determined not to have satisfied the requirements for membership provided herein

The Board may appoint a member of the Committee to serve as the chairperson of the Committee (“Chair”); if the Board does not appoint a Chair, the Committee members may designate a Chair by their majority vote. In the event of a tie vote on any issue, the chair’s vote shall decide the issue. The Chair will preside at each meeting and, in consultation with the other members of the Committee, will set the frequency and length of each meeting and the agenda of items to be addressed at each meeting. The Chair shall ensure that the agenda for each meeting is circulated to each Committee member in advance of the meeting.

The Committee may delegate any of its responsibilities to a subcommittee of its members when it deems appropriate. The Committee may delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting.

Committee members shall not serve simultaneously on the audit committees of more than two other public companies, unless the Board determines that such service will not impair the member’s ability to serve on the Committee.

DUTIES AND RESPONSIBILITIES

The Committee’s responsibility is one of oversight. The Company’s management is responsible for preparing the Company’s financial statements and the independent auditors are responsible for auditing those financial statements.

To carry out its oversight responsibility, the Committee shall undertake the activities set forth below. These activities are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances. The Committee may engage in additional activities and establish further policies and procedures from time to time as it deems necessary or advisable in implementing this charter (this “Charter”).

Independent Auditors and Audit Process

•	The Committee, subject to any action that may be taken by the Board, shall have the direct authority and responsibility to appoint, retain, oversee, evaluate and, where appropriate, replace the independent auditors.

o	The independent auditors shall report directly to the Committee.

o	The Committee shall evaluate at least annually the experience, qualifications and performance of the lead partner and the senior members of the independent auditors’ engagement team.

•	The Committee, subject to any action that may be taken by the Board, shall have the direct authority and responsibility to appoint, retain, oversee, evaluate and, where appropriate, replace any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review or attestation services, which firm shall also report directly to the Committee.

•	The Committee shall review and approve the scope of the audit services outlined in the independent auditors’ annual engagement letter.

•	The Committee shall review the scope of the annual audit outlined by the independent auditors and their proposed audit plan and procedures.

•	The Committee shall review and discuss with management and the independent auditors any problems, difficulties or disputes the auditors may have encountered in the course of the audit work or otherwise, and any management letter provided, or proposed to be issued, by the independent auditors along with the Company’s response to that letter.

•	The Committee shall review and discuss with management and the independent auditors the form of opinion the independent auditors propose to render to the Board and shareholders.

•	The Committee shall discuss with the independent auditors the matters required to be discussed by applicable auditing standards relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

•	The Committee shall discuss with the independent auditors any material issues on which the national office of the independent auditors was consulted by the Company’s audit team.

•	The Committee shall, at least annually, obtain from and review a report by the independent auditors describing:

o	The independent auditors’ internal quality-control procedures;

o	Any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditing firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditing firm;

o	Any steps taken to deal with any such issues; and

o	All relationships between the independent auditors and the Company.

•	The Committee shall, at least annually, obtain from and review a statement of the fees billed in each of the last two fiscal years by the independent auditors for each of the following categories of services rendered:

o	The audit of the Company’s annual financial statements and the reviews of the financial statements included in the Company’s Quarterly Reports on Form 10-Q or services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements;

o	Assurance and related services not included in the preceding clause that are reasonably related to the performance of the audit or review of the Company’s financial statements, in the aggregate and by each service;

o	Tax compliance, tax advice and tax statements, in the aggregate and by each service; and

o	All other products and services rendered by the independent auditors, in the aggregate and by each service.

•	The Committee shall obtain from and review in connection with any audit a timely report relating to the Company’s annual audited financial statements and review any report of the independent auditors delivered pursuant to Section 10A(k) of the Exchange Act relating to:

o	Critical accounting policies and practices to be used;

o	Alternative treatments of financial information within generally accepted accounting principles (“GAAP”) that have been discussed with management, ramifications of the use of such alternative disclosure and treatments, and the treatment preferred by the independent auditors; and

o	Other material written communications between the independent auditors and management, such as a management letter or schedule of unadjusted differences.

•	The Committee shall obtain from the independent auditors assurance that the audit was conducted in a manner consistent with Section 10A of the Exchange Act, which sets forth certain procedures to be followed in any audit of financial statements required under the Exchange Act.

•	The Committee shall:

o	Prior to initial engagement, request from a public accounting firm a formal written statement delineating all relationships between the auditors and the Company consistent with applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”) regarding the independent auditors’ communications with the Committee concerning independence;

o	Request from the independent auditors annually a formal written statement delineating all relationships between the auditors and the Company and affirming the auditors’ independence consistent with applicable PCAOB requirements;

o	Discuss with the independent auditors any such disclosed relationships and their impact on the independent auditors’ independence and document the substance of such discussion;

o	Discuss with the independent auditors any significant issues arising from the most recent PCAOB inspection of the independent auditors, to the extent relevant to the Company, including the independent auditor’s response to any identified accounting policies;

o	Pre-approve, or adopt procedures to pre-approve, all audit services and permissible non-audit services to be provided by the independent auditors in accordance with policies adopted by the Committee;

o	Establish hiring policies for employees or former employees of the independent auditors; and

o	Ensure the rotation of the independent auditors’ lead and concurring audit partner every five years and other audit partners every seven years.

Financial Statements

•	The Committee shall discuss with management and the independent auditors the annual audited financial statements to be included in the Annual Report on Form 10-K (or the Annual Report to Shareholders if distributed prior to the filing of Form 10-K) and the quarterly financial statements to be included in the Quarterly Reports on Form 10-Q, including the matters required to be communicated by the auditors pursuant to applicable audit standards, as well as the disclosures contained under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” prior to the Company’s filing of the Form 10-K and Form 10-Q reports. The Committee shall determine whether to recommend inclusion of the audited financial statements in any Annual Report on Form 10-K.

•	To the extent it deems necessary or appropriate, the Committee shall review and discuss with management earnings press releases, as well as Company policies with respect to earnings press releases, financial information and earnings guidance provided to analysts and rating agencies. Such discussions may be general (relating to the type of information to be disclosed and the type of presentation to be made) rather than specific as to individual press releases or information provided to analysts or rating agencies.

•	The Committee shall discuss with management and the independent auditors, as appropriate, major changes and other major questions of choice respecting the appropriate accounting principles, estimates, judgments and practices to be applied in the preparation of the Company’s financial statements.

•	The Committee shall discuss with management material pending legal proceedings involving the Company and consider other contingent liabilities, as well as other risks and exposures, that may have a material impact on the financial statements.

•	The Committee shall review the Company’s policies with respect to risk assessment and risk management.

•	The Committee shall review with management and the independent auditors the financial statement effects of pending regulatory and accounting initiatives.

•	The Committee shall review the impact of off-balance sheet arrangements on the Company’s financial statements.

•	The Committee shall review any significant disputes between management and the independent auditors that arise in connection with the preparation of the Company’s financial statements. The Committee shall review and discuss with management and the independent auditors any information regarding “second” opinions sought by management from any other accounting firm with respect to the accounting treatment of a particular event or transaction.

Internal Controls

•	The Committee shall review and discuss with management and the independent auditors the Company’s policies and procedures to fulfill its responsibilities regarding the fair and accurate presentation of financial statements in accordance with GAAP and applicable rules and regulations of the SEC and Nasdaq.

•	The Committee shall consider the quality and adequacy of the Company’s internal control over financial reporting and, to the extent applicable, review the independent auditors’ attestation with respect thereto.

•	The Committee shall review the adequacy of the Company’s internal audit function and shall approve the engagement of any outsourced service provider.

•	The Committee shall review with the CEO and CFO the content of the certifications to be included in Form 10-K and Form 10-Q reports and certification process and related disclosures regarding disclosure controls and procedures and internal control over financial reporting.

•	The Committee shall inquire of the Company’s CEO and CFO as to the existence of any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and as to the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

•	The Committee shall obtain reports from management, the internal audit staff and service providers and the independent auditors concerning the Company’s compliance with applicable laws and regulations and compliance by directors, officers and employees with the Company’s Code of Business Conduct and Ethics, and the Committee shall advise the Board with respect to policies and procedures regarding such compliance matters.

•	The Committee shall have the responsibility to establish procedures as required by Section 10A(m)(4) of the Exchange Act for:

o	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

o	the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

•	The Committee shall review and approve all related party transactions in accordance with the Company’s Code of Business Conduct and Ethics or any waiver requested thereto.

The Committee shall report regularly to the Board and shall review with the Board any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditors or the performance of the internal audit function.

MEETINGS

The Committee shall meet as often as deemed necessary or appropriate in its judgment, generally at least four times each year, either in person or by phone. Any member of the Committee may call meetings of the Committee. The Committee shall meet with the independent auditors at least quarterly. The Committee shall meet on occasion with the independent auditors and internal audit staff outside the presence of senior management. The Committee shall report its recommendations to the Board after each Committee meeting.

Meetings may be held through use of a conference telephone or similar communications equipment, so long as all members attending such meeting can hear one another. A majority of the members of the Committee shall constitute a quorum, and the act of a majority of the quorum shall be the act of the Committee. The Committee may also act by written consent of all of the members of the Committee in accordance with applicable law.

The Committee shall also meet periodically in separate executive sessions with management (including key members of financial and risk management) and the independent auditors from time to time as they deem appropriate, and the members of the Committee may have additional direct and independent interaction with these persons as they deem appropriate. The Committee may request that any officer or employee of the Company or a representative from the Company’s outside legal counsel or independent auditors attend any meeting of the Committee or meet with any members of, or consultants to, the Committee. Further, the Committee may request that any such officer, employee or representative provide any pertinent information to the Committee or to any other person or entity designated by the Committee.

PERFORMANCE EVALUATION

The Committee shall prepare and provide to the Board an annual performance evaluation of the Committee, including an assessment of the performance of the Committee based on the duties and responsibilities set forth in this Charter and such other matters as the Committee may determine. The evaluation to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make the report, and shall be undertaken under the supervision of the Corporate Governance Committee in accordance with the Corporate Governance Guidelines adopted by the Board. The Committee shall review and assess the adequacy of this Charter annually and propose any necessary changes to the Corporate Governance Committee for review and ultimate recommendation for approval to the Board.

LIMITATION OF AUDIT COMMITTEE’S ROLE

This charter sets forth the authority and responsibilities of the Committee in fulfilling its purpose and performing its principal functions. The function of the Committee is oversight. The Committee does not have the duty to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditors. In addition, the Committee recognizes that the Company’s management, internal audit staff, and independent auditors devote more time to reviewing and analyzing the Company’s business and operations and as a result, have more knowledge and detailed information concerning the Company than do members of the Committee. Consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company’s financial statements or any professional certification as to the quality or adequacy of the independent auditors’ work or performance.

Further, nothing contained in this Charter is intended to alter or impair (a) the operation of the “business judgment rule” as interpreted by the courts under the State of Delaware, or (b) the right of the members of this Committee to rely, in discharging their duties and responsibilities, on the records of the Company and on other information presented to the Committee, the Board or the Company by its officers or employees or by outside experts and advisers, including the Company’s independent auditors.

GENERAL

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company. The Committee shall have the authority and sufficient funding to retain outside legal counsel, accountants or other experts as it determines necessary and appropriate to assist the Committee in carrying out its functions, without obtaining the approval of the Board or management. The Company shall provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of:

•	Compensation to the independent auditors and any other public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

•	Compensation of any advisers employed by the Committee; and

•	Ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

If any term of this Charter conflicts with any term of the Company’s Certificate of Incorporation or Bylaws, the terms of the Certificate of Incorporation or the Bylaws, as the case may be, shall control.

The Committee will maintain written minutes of its meetings and copies of its actions by written consent. The minutes and copies of written consents will be filed with the minutes of the meetings of the Board. The Chair will report to the Board from time to time with respect to the activities of the Committee, including on significant matters related to the Committee’s responsibilities and the Committee’s deliberations and actions.

This Charter will be made available on the Company’s web site.

Schedule D
Corporate Governance Guidelines

POLICY STATEMENT

Subject: Corporate Governance Guidelines	Date Issued: September 30, 2009 Date Amended: November 6, 2014 Date Amended: February 16, 2017 Date Amended: May 21, 2019
Approved by: Board of Directors Date: May 21, 2019	Distribution:

The Board of Directors (the “Board”) of B. Riley Financial, Inc., a Delaware corporation (the “Company”), has adopted the following Corporate Governance Guidelines (the “Guidelines”) to advance the functioning of the Board and its committees and set forth the Board’s expectations as to how it should perform its functions. These Guidelines are subject to modification from time to time by the Board as the Board may deem appropriate in the best interests of the Company or as required by applicable laws. The Guidelines should be interpreted in the context of all applicable laws and the Company’s Charter, bylaws and other corporate governance documents. ***

Board Responsibility

1.	Role of the Board

The Company’s business shall be conducted by its officers, managers and employees, under the direction of the Chief Executive Officer and the oversight of the Board. The directors are elected by the stockholders to oversee management and to exercise their business judgment in the best interests of the Company. In addition to its general oversight of management, the Board or its committees perform the following principal functions:

•	Review, evaluate, and, where appropriate, approve the Company’s business strategies and long-term plans, and evaluate its performance against such plans;

•	Review, evaluate and approve major corporate actions;

•	Oversee management’s efforts to establish and maintain for the Company the highest standards of legal and ethical conduct, including with respect to the integrity of the Company’s accounting, financial reporting and finance processes and systems of internal control, compliance with law and ethics, and the integrity of relationships with customers, suppliers and other stakeholders; and

•	Select, evaluate and compensate the Company’s executive officers and review management succession planning.

In order to facilitate the effective performance of such Board functions, the following minimum expectations apply to directors:

•	All directors are expected to attend Board meetings and meetings of committees on which they serve, prepare for meetings, review relevant materials, ask questions and engage in discussion, and spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Participation by telephone is appropriate in the event of scheduling conflicts.

•	Directors should be familiar with the Company’s business, its financial statements and capital structure, and the risks and competition it faces, to facilitate active and effective participation in the Board and committee meetings he or she attends. Directors are expected to maintain an attitude of constructive involvement and oversight; they are expected to ask incisive, probing questions and require accurate, honest answers; they are expected to act with integrity; and they are expected to demonstrate a commitment to the Company, its values, its business plan, long-term stockholder value and the Company’s dividend policy.

In performing their oversight role, directors shall rely in good faith on the competence and integrity of management in carrying out their responsibilities. It is the responsibility of management to operate the Company in an effective and ethical manner in order to produce value for stockholders.

All directors owe a duty of loyalty to the Company which mandates that the best interests of the Company prevail over any individual interests of a director.

Board Composition

2.	Board Size

The Board periodically reviews the appropriate size of the Board, which may vary to accommodate the availability of suitable candidates and the needs of the Company, subject to the requirements of the Company’s bylaws and the General Corporation Law of the State of Delaware (the “DGCL”).

3.	Selection of Chairman of the Board and Chief Executive Officer

The Board may select the Chairman of the Board and the Chief Executive Officer as it may determine from time to time in the best interests of the Company. These offices may be filled by one individual or two different individuals.

4.	Selection of Board Members

Pursuant to the Company’s Amended and Restated Certificate of Incorporation dated August 17, 2015 (the “Charter”), all directors will hold office for one-year terms expiring at the next annual meeting of stockholders.

The Board recommends to the stockholders a slate of nominees for election at the Company’s annual meeting of stockholders. Between annual meetings of stockholders, the Board may appoint directors to fill vacancies to serve until the next annual meeting. Pursuant to the declassified board structure set forth in the Charter, any director chosen as a result of a newly created directorship or to fill a vacancy on the Board would hold office until the next annual meeting of stockholders. The Corporate Governance Committee selects and recommends to the Board the slate of director nominees for election at the annual meeting and the individual nominees to otherwise be appointed to fill vacancies between annual meetings, in accordance with the policies and principles contained in these Guidelines and the requirements of the Company’s Charter and bylaws. Stockholders may propose nominees for consideration by the Corporate Governance Committee by submitting the names and supporting information to the Company’s Secretary in accordance with the Company’s Stockholder Nominations and Communications Policy.

Consistent with the DGCL, stockholders are permitted to remove directors elected to one-year terms with or without cause.

5.	Board Membership Criteria; Other Directorships or Commitments

The Corporate Governance Committee is responsible for reviewing, on an annual basis, the requisite skills and characteristics of individual Board members, as well as the composition of the Board as a whole, in the context of the needs of the Company. The Corporate Governance Committee will review all nominees for director in accordance with the requirements and qualifications contained in these Guidelines and will recommend that the Board select those nominees whose attributes it believes would be most beneficial to the Company. This review will involve an assessment of the proposed nominees’ personal qualities and characteristics, accomplishments and business reputation. The Corporate Governance Committee will assess candidates’ qualifications based on the following minimum criteria which may be modified from time to time by the Corporate Governance Committee:

•	Demonstrated personal integrity and moral character;

•	Willingness to apply sound and independent business judgment for the long-term interests of stockholders;

•	Relevant business or professional experience, technical expertise or specialized skills;

•	Personality traits and background, including the diverse nature of the candidate, that allow the candidate to provide a broad range of perspectives, experience and expertise required to achieve effective stewardship and to fulfill their duties to the Company and its stockholders; and

•	Ability to commit sufficient time to effectively carry out the substantial duties of a director.

Due to competitive, confidentiality and legal considerations, the Corporate Governance Committee and the Board will not consider as a director candidate anyone who is an officer, director or principal of an enterprise which is in substantial competition with the Company.

The Company values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities may also present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. Directors should advise the Chairman of the Corporate Governance Committee and the Chief Executive Officer before accepting a nomination or appointment to membership on another board of directors or any Audit Committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to the Company. Directors should not serve on more than five other public company boards of directors in addition to the Board.

6.	Change in Job Responsibility

The Board believes that directors who retire from their present employment, or materially change their position, should notify the Corporate Governance Committee so it can assess whether the director continues to meet the Board’s qualifications criteria under the circumstances and the Corporate Governance Committee should make a recommendation based on its findings. Retirement or material change in position should not necessarily preclude a director’s continued service on the Board; however, the Corporate Governance Committee should be in a position to assess the effect of such a change in its evaluation of the appropriate mix of skills and experience necessary for the Board to perform its oversight function effectively.

7.	Term Limits

The Board does not believe it is advisable to limit the number of terms for which an individual may serve as a director. Directors who have served on the Board for an extended period of time are able to provide valuable insight into the Company’s business based on their experience and understanding of the Company’s history, policies and objectives. The Board believes that it can, as necessary, utilize the nominating process described above to elect or appoint new directors to obtain new ideas and viewpoints regarding the Company’s business and affairs.

8.	Retirement Policy

The Board has determined not to establish a mandatory retirement age.

Alternatively, the Corporate Governance Committee and the Board will review each director’s continuation on the Board upon reaching the age of 75 and each year thereafter.

9.	Director Independence

At least a majority of the Board and all of the members of the Audit Committee, the Compensation Committee and the Corporate Governance Committee will at all times be comprised of directors who qualify as independent directors in accordance with applicable rules of the Securities and Exchange Commission (the “SEC”) and the listing standards of The Nasdaq Stock Market (“Nasdaq”), which focus on a director’s independence from the management of the Company.

Board Meetings

10.	Board Meeting Schedule and Agenda

The Board shall have at least four regularly scheduled meetings each year.

Additional unscheduled Board meetings may be called upon appropriate notice at any time to address specific needs of the business. The Chairman of the Board will establish the agenda for each Board meeting. Each Board member is encouraged to suggest the inclusion of items on the agenda at any time. The Board will review the Company’s long-term strategic plan and the fundamental factors affecting the Company’s successful operation of its business during at least one meeting each year. The Chief Executive Officer and Secretary shall attend all non-executive sessions of the Board, and other members of management may attend non-executive sessions of the Board at the invitation of the Chief Executive Officer or the Board.

11.	Advance Distribution of Materials

Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting should generally be distributed in writing to the directors before the meeting. Directors should review these materials in advance of the meeting to preserve time at the meeting and to provoke questions and discussion about the material. On certain occasions where the subject matter is too sensitive to put in writing, the matter will be discussed at the meeting.

12.	Presiding Director

At their discretion, the non-management directors may elect one director from among their membership as Presiding Director. Responsibilities of the Presiding Director shall include: leadership of executive sessions of the Board; consultation with the Chairman of the Board concerning the agenda for Board meetings; input as to the kind of material to be provided to the Board in consultation with the Chairman of the Board; facilitation of communications between the Board and management; focal point for stockholder communications addressed to independent or non-management directors; ability to retain outside professionals on behalf of the Board as the Board may determine is necessary or appropriate; and such other functions as the Board may direct.

13.	Executive Session

The non-management directors of the Board will meet in executive session at least two times per year and will have an opportunity to meet in executive session at each regular meeting of the Board. Executive session discussions may include such topics as the non-management directors determine, but actions of the Board should be taken separately at a formal Board meeting. The Presiding Director, or if one shall not have been designated, the Chairman of the Corporate Governance Committee, shall serve as chairman for any executive session of the Board. If the non-management directors include any non-independent directors, independent directors will meet at least once a year in executive session.

Committees of the Board

14.	Number of Committees

The Board will have at all times an Audit Committee, a Compensation Committee and a Corporate Governance Committee. All of the members of these committees will satisfy the applicable independence requirements of Nasdaq and the SEC, as and when required. The Board may have additional committees as it determines from time to time are necessary or appropriate.

15.	Committee Membership

Committee members will be appointed by the Board upon recommendation of the Corporate Governance Committee after taking into account the desires, experiences and expertise of individual directors. The Board believes that consideration should be given to rotating committee members periodically, but the Board does not believe that rotation should be mandated as a policy. Audit Committee members shall not serve simultaneously on the Audit Committee of more than two other companies, unless the Board determines that such service will not impair the member’s ability to serve on the Audit Committee.

16.	Committee Structure

Each committee will have its own charter. The charters will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The charters will also provide that each committee will annually evaluate its performance and assess the adequacy of its charter and will otherwise comply with Nasdaq’s listing standards and applicable SEC regulations.

17.	Committee Meetings

The chairperson of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. The chairperson of each committee, in consultation with the appropriate members of the committee and management, will develop the committee’s agenda. Each committee chair will periodically give a report of his or her committee’s activities to the Board.

Director Access and Stockholder Communications

18.	Director Access to Officers and Employees

Directors have full and free access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the Chief Executive Officer or the Secretary or directly by the director. Any such contact should be done in a way that is not disruptive to the business operations of the Company. Any non-routine written communications between a director and an officer or employee of the Company should be copied to the Chief Executive Officer and, as appropriate, to the Secretary.

19.	Stockholder Communications with the Board

The Board and the non-management directors welcome communications from stockholders and interested parties. Stockholders or interested parties may submit communications addressed to the Board or the non-management directors to the Secretary in accordance with the Company’s Stockholder Nominations and Communications Policy.

20.	Director Access to Outside Advisors

The Board and each committee shall have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of the Company in advance.

21.	Board’s Role in Communications

The Board believes that executive management speaks for the Company, has the responsibility to communicate with investors, the press and other constituencies, and to establish policies for those communications under the direction of the Chief Executive Officer. At the request of management, individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company.

Director Remuneration

22.	Director Compensation

The form and amount of director compensation will be determined by the Compensation Committee in accordance with the policies and principles set forth in its charter and these Guidelines and then recommended to the full Board. All directors are expected to own stock in the Company in an amount that is appropriate for them. Management shall report to the Compensation Committee annually on an assessment of the Company’s director compensation measured against comparable companies. Board compensation should be consistent with market practices, but should not be set at a level that would call into question the Board’s objectivity. Independent directors serving on the Audit Committee will receive no additional compensation, in the form of consulting fees or other specific benefits, beyond that provided for service on the Board or a committee. Any chairperson of a committee may receive additional compensation for such duties.

Chief Executive Officer Compensation, Evaluation and Succession

23.	Chief Executive Officer Compensation and Evaluation

The Compensation Committee shall annually approve the goals and objectives for compensating the Chief Executive Officer. The Compensation Committee shall evaluate the Chief Executive Officer’s performance in light of these goals and objectives before setting the Chief Executive Officer’s salary, bonus and other incentive and equity compensation. The Compensation Committee shall also annually approve the compensation structure for the Company’s officers, and shall evaluate the performance of the Company’s senior executive officers before approving their salary, bonus and other incentive and equity compensation.

24.	Succession Plan

The Board of Directors shall establish and regularly review the policies and procedures regarding succession to the Chief Executive Officer and other senior management positions.

Miscellaneous

25.	Board and Committee Evaluation

Board positions should not be regarded as permanent. Directors should serve only so long as they add value to the Board, and a director’s ability to continue to contribute to the Board should be considered each time the director is considered for renomination. The Board will have a process for reviewing and evaluating the performance of the Board and its committees annually to determine whether the Board and the committees are functioning effectively. The Corporate Governance Committee shall be responsible for overseeing the Board and committee evaluation process and reporting its assessments to the Board.

26.	Director Orientation and Continuing Education

As needed, the Company will conduct an orientation process for new directors to familiarize them with the Company’s operations, management structure, financial matters, corporate governance practices and other key policies and practices through a review of background material and meetings with senior management. The Board also recognizes the importance of continuing education for its directors and is committed to provide such education in order to improve both Board and committee performance.

27.	Review of Governance Guidelines

The Board expects to review these guidelines at least every two years as appropriate.

28.	Disclosure of Corporate Governance Guidelines

These Guidelines will be made available on the Company’s web site.

Appendix B
Opinion of ATB CORMARK

(see attached)

September 27, 2026

Special Committee and the Board of Directors of Sangoma Technologies Corporation
100 Renfrew Drive, Suite 100
Markham, Ontario, Canada
L3R 9R6

To the Special Committee and the Board of Directors:

ATB Capital Markets Corp. (“ATB Cormark”, “we”, “us” or “our”) understands that Sangoma Technologies Corporation (“Sangoma” or the “Company”) proposes to enter into a definitive arrangement agreement (the “Arrangement Agreement”) with BRC Group Holdings, Inc. (“BRC”) and 1001755979 Ontario Inc., an affiliate of BRC (the “Purchaser”), whereby the Purchaser will agree to acquire all of the issued and outstanding common shares of Sangoma (the “Common Shares”) by way of a plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement” or the “Transaction”). Under the terms of the Arrangement Agreement, holders of the outstanding Common Shares will receive US$4.925 in cash and 0.04767 of a share of common stock of BRC for each Common Share held (collectively, the “Consideration”). The terms of the Arrangement Agreement will be more fully described in a management information circular of Sangoma (the “Circular”), which will be mailed or made available to holders of the Common Shares (the “Sangoma Shareholders”) in connection with the Arrangement.

ATB Cormark further understands that the board of directors (the “Board”) of Sangoma has formed a special committee comprised solely of independent directors (the “Special Committee”) to consider the Transaction and make recommendations thereon to the Board. The Company has retained ATB Cormark to provide advice and assistance in evaluating the Transaction, including the preparation and delivery to the Special Committee and the Board of ATB Cormark’s opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the Sangoma Shareholders pursuant to the Arrangement.

In rendering this Fairness Opinion, we have assumed that the Transaction is neither a “related party transaction” nor an “insider bid” as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and, accordingly, the Transaction is not subject to the valuation requirements under MI 61-101. This Fairness Opinion does not constitute an independent formal valuation for the purposes of MI 61-101.

ENGAGEMENT OF ATB CORMARK

Cormark Securities Inc. (the predecessor entity to ATB Cormark) was formally engaged by the Company pursuant to an engagement agreement dated July 9, 2025 (the “Engagement Agreement”) to act as financial advisor to the Company and, among other things, to conduct various financial and valuation analyses, advise with respect to the form, structure, terms and pricing of any such transaction and, if requested, provide an opinion to the Board and the Special Committee as to the fairness, from a financial point of view, of the consideration to be received by Sangoma Shareholders pursuant to any such transaction.

Pursuant to the terms of the Engagement Agreement, the Company is obligated to pay ATB Cormark certain fees for its services, consisting of: (i) a monthly work fee, which was payable until the announcement of the Transaction; (ii) a fixed fee payable upon delivery of the Fairness Opinion, which is not contingent on the conclusion reached therein or on the completion of the Arrangement; and (iii) a success fee, which is contingent on the completion of the Arrangement and against which the monthly work fees and the fixed fee for the Fairness Opinion are creditable. The Company has also agreed to reimburse ATB Cormark for certain of its out-of-pocket expenses (including the fees and disbursements of its counsel, subject to a limit absent the Company’s prior written approval) and to indemnify ATB Cormark against certain liabilities that might arise in connection with its engagement.

Subject to the terms of the Engagement Agreement, ATB Cormark consents to the distribution of this Fairness Opinion to the Sangoma Shareholders in the Circular and in connection with all applicable court proceedings and materials necessary to obtain required court approvals to implement the Arrangement. Except as aforesaid and as provided for in the Engagement Agreement, this Fairness Opinion may not be summarized, published, reproduced, disseminated, quoted from or referred to without the express written consent of ATB Cormark.

On September 27, 2026, ATB Cormark verbally delivered its opinion to the Special Committee and the Board that, as at the date thereof (the “Opinion Date”), and based upon and subject to the scope of review, assumptions, explanations, and limitations set out in the Fairness Opinion and such other matters that ATB Cormark considered relevant, the Consideration to be received by the Sangoma Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Sangoma Shareholders.

The Fairness Opinion was given as of the Opinion Date and ATB Cormark has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come, or be brought, to the attention of ATB Cormark after such date. If ATB Cormark learns that any of the information relied upon in preparing the Fairness Opinion was inaccurate, incomplete or misleading in any material respect, ATB Cormark has reserved the right to change or withdraw the Fairness Opinion.

ATB Cormark has not prepared a valuation of Sangoma or the Purchaser or any of their affiliates or respective securities or assets and this Fairness Opinion should not be construed as such.

CREDENTIALS OF ATB CORMARK

ATB Cormark is a Canadian investment banking firm with operations across a broad range of financial services, including corporate finance, mergers and acquisitions, equity and debt capital markets, sales and trading, and investment research. ATB Cormark and its senior investment banking professionals have participated in a significant number of transactions involving public and private companies and have experience in preparing valuations and fairness opinions.

This Fairness Opinion is the opinion of ATB Cormark and its form and content have been approved by a committee of senior investment banking professionals of ATB Cormark, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

INDEPENDENCE OF ATB CORMARK

Neither ATB Cormark nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “OSA”)) of Sangoma, BRC or the Purchaser, or any of their respective associates, affiliates and/or controlling entities (collectively, the “Interested Parties”, each an “Interested Party”). Neither ATB Cormark nor any of its affiliates or associates has been engaged to provide financial advisory services to any Interested Party nor has it participated in any financing involving any of the Interested Parties in the 24 months preceding the date on which ATB Cormark was first contacted with respect to its engagement by the Company, except that ATB Cormark is engaged as the broker for Sangoma’s normal course issuer bid.

Other than as set forth above, or that may arise as a result of the Engagement Agreement, there are no understandings or agreements between ATB Cormark and any of the Interested Parties with respect to future financial advisory or investment banking business. ATB Cormark may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for any of the Interested Parties. ATB Financial, the parent company of ATB Cormark, may provide, in the future, in the ordinary course of business, banking services including loans to any of the Interested Parties.

ATB Cormark acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more of the Interested Parties or other clients for which it may have received or may receive compensation. As an investment dealer, ATB Cormark conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Transaction or any of the Interested Parties.

The fees payable to ATB Cormark in connection with the foregoing, and including the Engagement Agreement and this Fairness Opinion, are not financially material to ATB Cormark.

SCOPE OF REVIEW

In connection with this Fairness Opinion, ATB Cormark reviewed and relied upon (without attempting to independently verify the completeness or accuracy of), among other things, the following:

a)	Draft copies of the Letter of Intent (the “LOI”) and related documents submitted by BRC;

b)	The executed LOI from BRC dated September 2, 2026, and the revised LOI from BRC dated September 24, 2026;

c)	Information pertaining to certain other offers submitted by competing bidders;

d)	The draft copy of the Arrangement Agreement provided to ATB Cormark on September 26, 2026;

e)	Public filings filed by Sangoma with securities commissions or similar regulatory authorities in Canada on SEDAR+ and with the United States Securities and Exchange Commission on EDGAR, including annual reports, audited annual financial statements, management information circulars, annual information forms, prospectuses and interim financial statements;

f)	Public filings filed by BRC with the United States Securities and Exchange Commission on EDGAR, including annual reports, audited annual financial statements, and select trading information;

g)	Press releases issued by Sangoma through commercial newswires;

h)	Certain internal financial, operational, corporate and other information prepared or provided by the management of Sangoma, including internal operating and financial projections prepared by Sangoma management;

i)	Discussions with senior management of Sangoma, the Board and the Special Committee with respect to the information referred to herein and other topics considered by Sangoma and ATB Cormark to be relevant;

j)	The draft Voting Support Agreements to be entered into between BRC and certain directors and officers of Sangoma provided to ATB Cormark on September 26, 2026;

k)	Documents in the Company’s virtual data room;

l)	Public information relating to the business, operations, financial performance, and equity trading history of Sangoma and other selected reporting issuers considered by ATB Cormark to be relevant;

m)	Public information with respect to other transactions of a comparable nature considered by ATB Cormark to be relevant;

n)	Select investment research reports published by equity research analysts and industry sources to the extent considered by ATB Cormark to be relevant; and

o)	Such other economic, financial market, industry and corporate information, investigations and analyses as ATB Cormark considered necessary or appropriate in the circumstances.

ATB Cormark has not, to the best of our knowledge, been denied access by Sangoma to any information requested by ATB Cormark. ATB Cormark did not meet with the auditors of Sangoma and has assumed the accuracy, completeness and fair presentation of and has relied upon, without independent verification, the audited financial statements of Sangoma and the reports of the auditor thereon.

PRIOR VALUATIONS

Sangoma has represented to ATB Cormark that, to its knowledge, there have not been any prior valuations (as defined in MI 61-101) of Sangoma in the past twenty-four-month period.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS

In preparing the Fairness Opinion, ATB Cormark has assumed that: (i) the final executed form of the Arrangement Agreement does not differ in any material respect from the September 26, 2026 draft of the Arrangement Agreement that was shared with ATB Cormark , other than to reflect the final Consideration of $4.925 in cash and 0.04767 of a BRC share; (ii) the parties to the Arrangement Agreement will comply in all material respects with all of the material terms of the Arrangement Agreement; and (iii) the Transaction will be consummated in accordance with the terms and conditions of the Arrangement Agreement without any adverse waiver or amendment of any material term or condition thereof.

ATB Cormark has not been asked to prepare and has not prepared a formal valuation of the Company or any of its securities or assets, and the Fairness Opinion should not be construed as such. ATB Cormark has, however, conducted such analyses as it considered necessary in these circumstances. In addition, the Fairness Opinion is not, and should not be construed as advice as to the price at which the Common Shares may trade at any future date. ATB Cormark was similarly not engaged to review any legal, tax or accounting aspects of the Transaction. ATB Cormark has relied upon, without independent verification or investigation, the assessment by the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. In addition, the Fairness Opinion does not address the relative merits of the Transaction as compared to any other transaction involving the Company or the prospects or likelihood of any alternative transaction or any other possible transaction involving the Company, its assets or its securities. The Fairness Opinion is limited to the fairness of the Consideration to be received by Sangoma Shareholders pursuant to the Transaction, from a financial point of view, and not the strategic or legal merits of the Transaction. The Fairness Opinion does not provide assurance that the best possible price or transaction was obtained. Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest.

The Fairness Opinion has been provided for the exclusive use of the Special Committee and the Board and should not be construed as a recommendation to any Sangoma Shareholder to vote in favour of the Transaction. The Fairness Opinion may not be used by any other person or relied upon by any other person without the express prior written consent of ATB Cormark. ATB Cormark will not be held liable for any losses sustained by any person should the Fairness Opinion be circulated, distributed, published, reproduced or used contrary to the provisions of this paragraph.

The Fairness Opinion is rendered as of the Opinion Date on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of the Company and its affiliates, as they were reflected in the Information (as defined below) and as they have been represented to ATB Cormark in discussions with management of the Company, the Board and the Special Committee. It must be recognized that fair market value, and hence fairness from a financial point of view, changes from time to time, not only as a result of internal factors, but also because of external factors such as changes in the economy, competition and changes in consumer/investor preferences. ATB Cormark disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to ATB Cormark’s attention after the Opinion Date. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the Opinion Date, ATB Cormark reserves the right to change, modify or withdraw the Fairness Opinion.

With the approval of the Company and as is provided for in the Engagement Agreement, ATB Cormark has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it or adopted by or on behalf of the Company and its directors, officers, agents and advisors or otherwise (collectively, the “Information”) and ATB Cormark has assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information including as to the absence of any undisclosed material fact or change. Subject to the exercise of professional judgment and except as expressly described herein, ATB Cormark has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information.

With respect to financial and operating forecasts, projections, financial models, estimates and/or budgets provided to ATB Cormark and used in the analyses supporting the Fairness Opinion, ATB Cormark has noted that projecting future results of any company is inherently subject to uncertainty. ATB Cormark has assumed that such forecasts, projections, financial models, estimates and/or budgets were reasonably prepared consistent with industry practice on a basis reflecting the best currently available assumptions, estimates and judgments of management of the Company as to the future financial performance of the Company and are (or were at the time and continue to be) reasonable in the circumstances. In rendering the Fairness Opinion, ATB Cormark expresses no view as to the reasonableness of such forecasts, projections, financial models, estimates and/or budgets or the assumptions on which they are based.

Senior officers of the Company, have, on behalf of the Company, made certain representations to ATB Cormark in a certificate dated September 26, 2026 with the intention that ATB Cormark may rely thereon in connection with the preparation of the Fairness Opinion. These statements include that:

(a)	subject to paragraph (b) below, the Information provided by, or on behalf of, the Company or any of its subsidiaries or its representatives and agents to ATB Cormark for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to ATB Cormark, and is now, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Transaction necessary to make the Information not misleading in light of the circumstances under which it was made or provided (except to the extent that any such Information has been superseded by Information subsequently delivered to ATB Cormark);

(b)	with respect to any portions of the Information that constitute budgets, strategic plans, financial forecasts, projections, models or estimates, such portions of the Information (i) were prepared using the probable courses of action to be taken or events reasonably expected to occur during the period covered thereby; (ii) were prepared using the assumptions identified therein, which in the reasonable belief of the management of the Company are (or were at the time of preparation and continue to be) reasonable in the circumstances; (iii) were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to matters covered thereby at the time thereof; (iv) reasonably present the views of such management of the financial prospects and forecasted performance of the Company, its subsidiaries and the Transaction and are consistent with historical operating experience of the Company and its subsidiaries; and (v) are not, in the reasonable belief of the management of the Company, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation and with reference to the circumstances in which such budgets, strategic plans, financial forecasts, projections, models and/or estimates were provided to ATB Cormark;

(c)	since the dates on which the Information was provided to ATB Cormark, other than as disclosed in writing to ATB Cormark or in a public filing with securities regulatory authorities, there has been no material change (as such term is defined in the OSA), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and there is no new material fact which is of a nature as to render any portion of the Information or any part thereof untrue or misleading in any material respect or which would have or which would reasonably be expected to have a material effect on the Fairness Opinion;

(d)	the Transaction is not and will not be subject to the formal valuation requirements of MI 61-101;

(e)	since the dates on which the Information was provided to ATB Cormark by the Company, except for the Transaction, no material transaction has been entered into by the Company or any of its subsidiaries and neither the Company nor any of its subsidiaries has any material plans to enter into a material transaction, other than the Transaction, except for transactions that have been disclosed to ATB Cormark or generally disclosed, and management of the Company or its subsidiaries is not aware of any circumstances or developments not disclosed in the Disclosure Documents (as defined below), including, without limitation, legal proceedings or government orders, decrees, laws or regulations, that could reasonably be expected to have a material effect on the assets, liabilities, financial condition, prospects or affairs of the Company and its subsidiaries;

(f)	except as disclosed to ATB Cormark, neither the Company nor any of its subsidiaries has any material contingent liabilities and there are no actions, suits, proceedings or inquiries pending or, to such officers’ knowledge, threatened against or affecting the Company or its affiliates, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially affect the Company and its affiliates or the value of any of its securities;

(g)	all financial material, documentation and other data concerning the Transaction, the Company and its subsidiaries, including any projections or forecasts provided to ATB Cormark, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of the Company;

(h)	there are no agreements, undertakings, commitments or understandings (whether written or oral, formal or informal) relating to the Transaction, except as have been disclosed to ATB Cormark;

(i)	the contents of any and all documents prepared by the Company in connection with the Transaction for filing with regulatory authorities or delivery or communication to securityholders of the Company (collectively, the “Disclosure Documents”) have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the OSA) and the Disclosure Documents have complied, comply and will comply with all requirements under applicable Canadian and U.S. securities laws in all material respects; and

(j)	the Company has complied in all material respects with the terms and conditions of the Engagement Agreement.

In its analyses and in preparing the Fairness Opinion, ATB Cormark has made numerous assumptions with respect to expected industry performance, general business and economic conditions and other matters, many of which are beyond the control of ATB Cormark or any party involved in the Transaction. ATB Cormark has also assumed that the disclosure provided or incorporated by reference in the Circular to be filed on SEDAR+ and EDGAR and mailed to Sangoma Shareholders in connection with the Transaction and any other documents in connection with the Transaction, prepared by a party to the Arrangement Agreement, will be accurate in all material respects and will comply with the requirements of all applicable laws, that all of the conditions required to implement the Transaction will be met, that the procedures being followed to implement the Transaction are valid and effective, and that the Circular will be distributed to Sangoma Shareholders in accordance with applicable laws.

ATB Cormark believes that the Fairness Opinion must be considered and reviewed as a whole and that selecting portions of the analyses or factors considered by ATB Cormark, without considering all the analyses and factors together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

APPROACH TO FINANCIAL FAIRNESS

In connection with the Fairness Opinion, ATB Cormark has performed a variety of financial and comparative analyses including the following: (i) comparable companies analysis based on publicly available information for certain selected companies in order to consider a range of comparable company trading multiples; (ii) precedent transactions analysis based on publicly available information with respect to certain selected transactions in order to consider a range of precedent transaction multiples; (iii) discounted cash flow analysis based on projected cash flows, a range of discount rates reflecting the Company’s weighted average cost of capital, and associated sensitivity analysis; and (iv) other factors and analyses which ATB Cormark has judged, based on its experience rendering such opinions, to be relevant. Furthermore, for the purposes of the Fairness Opinion, ATB Cormark evaluated the liquidity of the BRC stock component of the Consideration. In arriving at the Fairness Opinion, ATB Cormark has not attributed any particular weight to any specific analysis or factor, but rather has made qualitative judgments based on its experience in rendering such opinions and on the circumstances and information as a whole.

FAIRNESS OPINION CONCLUSION

Based upon and subject to the foregoing, ATB Cormark is of the opinion that, as of the date hereof, the Consideration to be received by the Sangoma Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Sangoma Shareholders.

Yours truly,

ATB Capital Markets Corp.

Appendix C
Arrangement Resolution

BE IT RESOLVED THAT:

(a)	The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) of Sangoma Technologies Corporation (the “Corporation”), as more particularly described and set forth in the management information circular of the Corporation (the “Circular”) dated November 9, 2026, accompanying the notice of this meeting, and as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement dated September 28, 2026 among BRC Group Holdings, Inc., 1001755979 Ontario Inc. and the Corporation (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”), is hereby authorized, approved and adopted.

(b)	The plan of arrangement of the Corporation (as it may be amended, modified or supplemented in accordance with its terms and the terms of the Arrangement Agreement, the “Plan of Arrangement”), the full text of which is set out in Appendix D to the Circular, is hereby authorized, approved and adopted.

(c)	The Arrangement Agreement and related transactions, the actions of the directors of the Corporation in approving the Arrangement Agreement, the actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto, as well as the Corporation’s application for an interim order from the Superior Court of Ontario, are hereby ratified and approved.

(d)	The Corporation is hereby authorized to apply for a final order from the Superior Court of Ontario to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

(e)	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Superior Court of Ontario, the directors of the Corporation are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of the Corporation: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(f)	Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver for filing with the Director under the OBCA articles of arrangement and such other documents as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(g)	Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

C-1

Appendix D
Plan of Arrangement

UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

Article 1
Interpretation

1.1	Definitions

Unless indicated otherwise, capitalized terms that are used in this Plan of Arrangement but not defined herein shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and Section 5.1, in accordance with the terms of the Interim Order (once issued), or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated September 28, 2026 among the Parent, the Purchaser and the Corporation (including the schedules thereto), as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Los Angeles, California.

“Cash Consideration” means US$4.925 per Corporation Share, payable in cash as provided herein.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Consideration” means the aggregate of (a) the Cash Consideration and (b) the Share Consideration to be paid or issued in respect of each Corporation Share as provided herein.

“Consideration Value” means US$5.225 in respect of each Corporation Share.

“Corporation” means Sangoma Technologies Corporation.

“Corporation DSUs” means any outstanding deferred share units of the Corporation issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation Legacy Options” means any outstanding options to purchase Corporation Shares issued pursuant to the Legacy Option Plan.

“Corporation Options” means any outstanding options to purchase Corporation Shares issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation PSUs” means any outstanding performance share units of the Corporation issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation RSUs” means any outstanding restricted share units of the Corporation issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation Shares” means the common shares in the capital of the Corporation.

“Court” means the Ontario Superior Court of Justice (Commercial List) in the City of Toronto.

“Depositary” means such Person as the Corporation may appoint to act as depositary in respect of the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered holder of Corporation Shares as of the record date of the Meeting who: (i) has validly exercised his, her or its Dissent Rights; and (ii) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“DSU Agreement” means an agreement evidencing the terms of any Corporation DSU.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement, provided that in no event shall the Effective Date occur prior to January 1, 2027.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Final Order” means the final order of the Court under Section 182 of the OBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, as contemplated by Section 2.6 of the Arrangement Agreement, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date.

“Governmental Entity” means: (i) any applicable international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body (public or private), commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any political subdivision, agent or authority of any of the foregoing, to the extent that the rules, regulations, or orders of such Person have such force of Law; (iii) any quasi-governmental or private body including any tribunal, commission, regulatory agency or authority or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any Securities Authority or stock exchange, including the TSX and NASDAQ.

“Incentive Award Agreements” means, collectively, the DSU Agreements, the PSU Agreements and the RSU Agreements.

“Incentive Securities” means, collectively, the Corporation Options, the Corporation Legacy Options, the Corporation DSUs, the Corporation PSUs and the Corporation RSUs.

“Interim Order” means the interim order of the Court under Section 182 of the OBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, as contemplated by Section 2.2 of the Arrangement Agreement, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.

“Legacy Option Plan” means the share option plan of the Corporation approved on June 12, 1998.

“Letter of Transmittal” means the letter of transmittal sent to Shareholders for use in connection with the Arrangement.

“OBCA” means the Business Corporations Act (Ontario).

“Omnibus Equity Incentive Plan” means the omnibus equity incentive plan of the Corporation adopted on December 13, 2022 and as amended and restated on December 6, 2025, as same may be further amended, modified or supplemented from time to time in accordance with its terms.

“Option Agreement” means an agreement evidencing the terms of any Corporation Option or Corporation Legacy Option.

“Parent” means BRC Group Holdings, Inc.

“Parent Shares” means the common stock having a par value $0.0001 in the capital of the Parent.

“Parties” means the Purchaser, the Parent and the Corporation and “Party” means any one of them.

“Person” includes any individual, partnership, limited partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with the terms of the Arrangement Agreement and Section 5.1, in accordance with the terms of the Interim Order (once issued), or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

“PSU Agreement” means an agreement evidencing the terms of any Corporation PSU.

“Purchaser” means 1001755979 Ontario Inc.

“RSU Agreement” means an agreement evidencing the terms of any Corporation RSU.

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

“Securities Authority” means the Ontario Securities Commission and any other applicable securities commission or regulatory authority of a province or territory of Canada or any other jurisdiction with authority in respect of the Parties and/or the Subsidiaries, including the U.S. Securities Commission.

“Securityholders” means, collectively, the Shareholders and the holders of Incentive Securities.

“Share Consideration” means, in respect of each Corporation Share, 0.04767 of a Parent Share.

“Shareholders” means the registered and/or beneficial holders of Corporation Shares, as the context requires.

“Tax Act” means the Income Tax Act (Canada).

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Commission” means the United States Securities and Exchange Commission.

“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations of the U.S. Securities Commission.

1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars, $ or US$ are references to U.S. dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number also include the plural and vice versa.

(4)	Certain Phrases and References, etc. The words “including,” “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of,” “the total of,” “the sum of,” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms “Plan of Arrangement,” “hereof,” “herein” and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5)	Statutes. Any reference to a statute refers to such statute and all rules, regulations and binding guidance made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)	Computation of Time. For purposes of this Plan of Arrangement, a period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

Article 2
The Arrangement

2.1	Arrangement

This Plan of Arrangement constitutes an arrangement under Section 182 of the OBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. If there are any inconsistencies or conflict between this Plan of Arrangement and the Arrangement Agreement, the terms of this Plan of Arrangement shall govern.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement will, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, become effective, and be binding on the Corporation, the Purchaser, all Securityholders (including Dissenting Holders), any agent or transfer agent therefor, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

2.3	Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at one (1) minute intervals starting at the Effective Time:

(1)	each Corporation DSU, Corporation PSU and Corporation RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Omnibus Equity Incentive Plan or any applicable Incentive Award Agreement in relation thereto, shall be, without any further action by or on behalf of the holder of such Corporation DSU, Corporation PSU and/or Corporation RSU, cancelled and terminated in exchange for, subject to Section 4.5, a cash payment (without interest) from the Corporation equal to the Consideration Value multiplied by the number of Corporation Shares subject to the applicable Corporation DSU, Corporation PSU and Corporation RSU (with the number of Corporation Shares subject to each Corporation PSU determined based on achievement of all applicable Performance Goals (as such term is defined in the Omnibus Equity Incentive Plan) at 100% of their applicable target) and, with respect to each Corporation DSU, Corporation PSU and Corporation RSU that is cancelled and terminated pursuant to this Section 2.3(1), as of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Corporation DSU, Corporation PSU or Corporation RSU; (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation DSU, Corporation PSU or Corporation RSU, or under the Omnibus Equity Incentive Plan or the relevant Incentive Award Agreement, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(1); (C) such holder’s name shall be removed from the applicable register; and (D) all agreements, grants and similar instruments relating thereto shall be cancelled and terminated;

(2)	each Corporation Legacy Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Legacy Option Plan or any relevant Option Agreement in relation thereto, as applicable, shall be, without any further action by or on behalf of the holder of such Corporation Legacy Option, deemed unconditionally vested and exercisable and surrendered and transferred by the holder thereof to the Corporation in exchange for, subject to Section 4.5, a cash payment (without interest) from the Corporation equal to the amount (if any) by which the Consideration Value exceeds the exercise price of such Corporation Legacy Option multiplied by the number of Corporation Shares subject to such Corporation Legacy Option, and each such Corporation Legacy Option shall immediately be cancelled and terminated and, where such amount is zero or a negative number for any such Corporation Legacy Option, such Corporation Legacy Option shall be cancelled without any consideration and, with respect to each Corporation Legacy Option that is surrendered and transferred pursuant to this Section 2.3(2), as of the effective time of such surrender and transfer: (A) the holder thereof shall cease to be the holder of such Corporation Legacy Option; (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation Legacy Option, or under the Legacy Option Plan or any relevant Option Agreement, as applicable, other than the right to receive the consideration, if any, to which such holder is entitled pursuant to this Section 2.3(2); (C) such holder’s name shall be removed from the applicable register; and (D) all agreements, grants and similar instruments relating thereto, including the Legacy Option Plan, shall be cancelled and terminated;

(3)	each Corporation Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Omnibus Equity Incentive Plan or any relevant Option Agreement in relation thereto, as applicable, shall be, without any further action by or on behalf of the holder of such Corporation Option, deemed unconditionally vested and exercisable and surrendered and transferred by the holder thereof to the Corporation in exchange for, subject to Section 4.5, a cash payment (without interest) from the Corporation equal to the amount (if any) by which the Consideration Value exceeds the exercise price of such Corporation Option multiplied by the number of Corporation Shares subject to such Corporation Option, and each such Corporation Option shall immediately be cancelled and terminated and, where such amount is zero or a negative number for any such Corporation Option, such Corporation Option shall be cancelled without any consideration and, with respect to each Corporation Option that is surrendered and transferred pursuant to this Section 2.3(3), as of the effective time of such surrender and transfer: (A) the holder thereof shall cease to be the holder of such Corporation Option; (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation Option, or under the Omnibus Equity Incentive Plan or any relevant Option Agreement, as applicable, other than the right to receive the consideration, if any, to which such holder is entitled pursuant to this Section 2.3(3); (C) such holder’s name shall be removed from the applicable register; and (D) all agreements, grants and similar instruments relating thereto, including the Omnibus Equity Incentive Plan, shall be cancelled and terminated;

(4)	simultaneously with Section 2.3(5), each outstanding Corporation Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined under Section 3.1(2)(a), and at the effective time of such deemed transfer:

(a)	such Dissenting Holder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of its Corporation Shares by the Purchaser in accordance with Article 3;

(b)	the name of such holder shall be removed from the register of holders of Corporation Shares maintained by or on behalf of the Corporation; and

(c)	the Purchaser shall be recorded on the register of holders of Corporation Shares maintained by or on behalf of the Corporation as the holder of the Corporation Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and

(5)	simultaneously with Section 2.3(4), each outstanding Corporation Share (other than Corporation Shares held by any Dissenting Holder in respect of which Dissent Rights have been validly exercised, but including Corporation Shares held by a holder described in Section 3.1(2)(b)) shall be transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration, subject to Section 4.5, and at the effective time of such transfer:

(a)	the holder of such Corporation Share shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Corporation Share;

(b)	the holder of such Corporation Share shall cease to have any rights as a holder of Corporation Shares other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(c)	the name of such holder shall be removed from the register of holders of Corporation Shares maintained by or on behalf of the Corporation; and

(d)	the Purchaser shall be recorded on the register of holders of Corporation Shares maintained by or on behalf of the Corporation as the holder of the Corporation Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens).

2.4	Dividends and Distributions

If, on or after the date of the Arrangement Agreement, the Corporation sets a record date for any dividend or other distribution on the Corporation Shares that is prior to the Effective Date or the Corporation pays any dividend or other distribution on the Corporation Shares prior to the Effective Time, then, and without limitation to any other rights of the Purchaser under the Arrangement Agreement or this Plan of Arrangement: (1) to the extent that the amount of such dividends or distributions per Corporation Share does not exceed the Cash Consideration per Corporation Share, the Cash Consideration per Corporation Share shall be reduced by the amount of such dividends or distributions; and (2) to the extent that the amount of such dividends or distributions per Corporation Share exceeds the Cash Consideration per Corporation Share, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser.

2.5	Rounding of Cash Amounts

If the aggregate cash amount which a Shareholder or a holder of Incentive Securities is entitled to receive pursuant to this Arrangement would otherwise include a fraction of US$0.01, then the aggregate cash amount to which such Person shall be entitled to receive shall be rounded up to the nearest whole US$0.01, except that any aggregate cash amount payable in respect of Corporation Options shall be rounded down to the nearest whole US$0.01. The aggregate cash amount payable to any Person pursuant to this Plan of Arrangement, as determined by the Purchaser, shall be conclusive and binding on such Person and shall not be subject to dispute or challenge.

Article 3
Dissent Rights

3.1	Dissent Rights

(1)	Registered holders of Corporation Shares as of the record date of the Meeting may exercise dissent rights with respect to the Corporation Shares held by such Shareholder as of such date (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order, Final Order and this Section 3.1; provided that notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Corporation at its registered office no later than 5:00 p.m. (Toronto time) two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2)	Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Corporation Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(4) and, if they:

(a)	are ultimately entitled to be paid fair value for such Corporation Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(4)); (ii) shall be entitled to be paid the fair value of such Corporation Shares by the Purchaser (less any amounts withheld pursuant to Section 4.5) which fair value shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Corporation Shares; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for such Corporation Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Corporation Shares and shall be entitled to receive only the Consideration per Corporation Share to which holders of Corporation Shares who have not exercised Dissent Rights are entitled to receive under Section 2.3(5) hereof (less any amounts withheld pursuant to Section 4.5).

3.2	Recognition of Dissenting Holders

(1)	In no case shall the Corporation, the Purchaser, the Parent or any other Person be required to recognize a Person exercising Dissent Rights as the holder of any Corporation Share in respect of which Dissent Rights have been validly exercised unless such Person (i) is the registered holder of the Corporation Shares in respect of which such rights are sought to be exercised as of the record date for the Meeting and as of the deadline for exercising such Dissent Rights; (ii) has not voted or instructed a proxyholder to vote such Corporation Shares in favour of the Arrangement Resolution; and (iii) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

(2)	In no case shall the Corporation, the Purchaser, the Parent or any other Person be required to recognize any Shareholder who exercises Dissent Rights as a Shareholder after the time at which the transactions contemplated in Sections 2.3(4) and 2.3(5) take place.

(3)	Shareholders who withdraw, or are deemed to withdraw, their exercise of Dissent Rights prior to the Effective Time shall be deemed to participate in the Arrangement and shall be entitled to receive the Consideration per Corporation Share to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(5) hereof (less any amounts withheld pursuant to Section 4.5).

(4)	In addition to any other restrictions under Section 185 of the OBCA, none of the following shall be entitled to Dissent Rights: (a) holders of Corporation DSUs, Corporation PSUs, Corporation RSUs, Corporation Legacy Options or Corporation Options; and (b) Shareholders who vote or have instructed a proxyholder to vote their Corporation Shares in favour of the Arrangement Resolution.

Article 4
Certificates and Payments

4.1	Payment of Consideration

(1)	Prior to the filing of the Articles of Arrangement, the Purchaser or the Parent shall deposit, or arrange to be deposited: (a) for the benefit of the Shareholders (other than the Dissenting Holders), cash with the Depositary in the aggregate amount equal to the aggregate Cash Consideration in respect thereof required to be paid by the Purchaser for the Corporation Shares pursuant to Section 2.3(5) (other than Corporation Shares held by holders described in Section 3.1(2)(b)), which cash will be held by the Depositary in escrow as agent and nominee of the Purchaser until completion of the steps described in Section 2.3(5), at which time the Purchaser will have satisfied its obligation to pay such aggregate Cash Consideration to such holders and such cash will be held by the Depositary solely for the benefit of and as agent and nominee for such former Shareholders for distribution thereto pursuant to this Article 4, but in all cases subject to Section 4.5; and (b) for the benefit of the holders of Corporation DSUs, Corporation PSUs, Corporation RSUs, Corporation Legacy Options or Corporation Options, as applicable, with the Corporation as a non-interest bearing loan to the Corporation, sufficient cash to pay the aggregate amount of cash payable by the Corporation to holders of Corporation DSUs, Corporation PSUs, Corporation RSUs, Corporation Legacy Options or Corporation Options in accordance with this Plan of Arrangement (including, for greater certainty, any Taxes required under Law to be withheld and remitted in respect thereof, which shall reduce the amounts to be paid to such holders), in each case in accordance with Section 2.3, which cash will be held by the Corporation as agent and nominee for the Purchaser until the Effective Time, at which time the Corporation will hold such cash for its own account (and the non-interest bearing loan(s) from the Purchaser will arise) until the completion of the steps described in Section 2.3(1), Section 2.3(2) and Section 2.3(3), and at the time of each respective step, the Corporation will have satisfied its obligation to pay the required amounts to the applicable former holders of Incentive Securities and the cash will be held by the Corporation solely for the benefit of and as agent and nominee for the applicable former holders of Incentive Securities. The cash deposited with the Depositary by or on behalf of the Purchaser shall be held in a non-interest-bearing account.

(2)	Prior to the filing of the Articles of Arrangement, the Parent shall deposit or cause to be deposited with the Depositary evidence of the Parent Shares that the Shareholders are entitled to receive pursuant to Section 2.3(5) in book-entry form, to be held by the Depositary as agent and nominee for the Shareholders for distribution in accordance with Section 4.1(3) below.

(3)	Subject to delivery to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Corporation Shares transferred pursuant to Section 2.3(5) (if applicable) and a duly completed and executed Letter of Transmittal, together with such additional documents and instruments as the Depositary may reasonably require, each former Shareholder (other than the Dissenting Holders), shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, in each case, less any amounts withheld pursuant to Section 4.5, (a) the number of Parent Shares to which such holder is entitled to receive under the Arrangement; and (b) the Cash Consideration to which such holder is entitled to receive under the Arrangement.

(4)	Following the Effective Time, with the Corporation’s next regular payroll date following the Closing, the Corporation shall deliver to each former holder of Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs and Corporation RSUs, as reflected on the register maintained by or on behalf of the Corporation in respect of the Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs and Corporation RSUs, through the payroll or equity plan management systems of the Corporation and its Subsidiaries and in a manner consistent with how such individuals otherwise receive payments from the Corporation, (or in such other manner as the Corporation and the Purchaser may agree with respect to the timing and manner of such delivery that is consistent with the Omnibus Equity Incentive Plan or Legacy Option Plan, as applicable, and applicable award agreements, but in any event in readily available funds), the payment, if any, which such holder of Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs and/or Corporation RSUs has the right to receive pursuant to Section 2.3(1), Section 2.3(2), or Section 2.3(3), as applicable, for each such Corporation Legacy Option, Corporation Option, Corporation DSU, Corporation PSU and/or Corporation RSU, less any amount withheld pursuant to Section 4.5.

(5)	Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Corporation Shares (other than Corporation Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) shall be deemed after the time at which the transactions contemplated in Section 2.3(5) take place to represent only the right to receive upon such surrender the Consideration in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.5, provided that any such certificate formerly representing such Corporation Shares not duly surrendered on or before the fourth (4th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in the Corporation, the Purchaser or the Parent. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(6)	Any payment made by way of cheque by the Depositary (or the Corporation, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Corporation) or that otherwise remains unclaimed, in each case, on or before the third (3rd) anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the third (3rd) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive such payment in respect of Corporation Shares, Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs or Corporation RSUs in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

(7)	No holder of Corporation Shares, Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs or Corporation RSUs shall be entitled to receive any consideration with respect to such Corporation Shares, Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs or Corporation RSUs other than, subject to Section 4.5, any cash payment or Parent Share issuance to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1. No dividend or other distribution declared or made after the Effective Time with respect to Corporation Shares with a record date after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Corporation Shares.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more Corporation Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the share register maintained by or on behalf of the Corporation, the Depositary shall issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) representing the cash amount to which such holder is entitled to receive for such Corporation Shares under this Plan of Arrangement in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Corporation and the Purchaser in a manner satisfactory to the Corporation and the Purchaser (each acting reasonably) against any claim that may be made against the Corporation or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Deemed Fully Paid and Non-Assessable Shares

All Parent Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes.

4.4	No Fractional Parent Shares

No fractional Parent Shares shall be issued to former Shareholders in connection with this Plan of Arrangement. The number of Parent Shares to be issued to former Shareholders shall be rounded down to the nearest whole Parent Share in the event that a former Shareholder would otherwise be entitled to a fractional share. No compensation will be paid to a former Shareholder in respect of such fractional Parent Share.

4.5	Withholding Rights

(1)	Notwithstanding anything to the contrary in the Arrangement Agreement or in this Plan of Arrangement, each of the Corporation, the Purchaser, the Depositary and any other Person that makes a payment in connection with this Plan of Arrangement, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct or withhold on their behalf, from any amount otherwise payable or deliverable to any Person in connection with this Plan of Arrangement (including any amounts payable to Shareholders exercising Dissent Rights, and dividends and other amounts otherwise payable to any former Shareholders or holders of Incentive Securities), such amounts as are required or as it reasonably determines are required to be deducted and withheld with respect to such payment or delivery under the Tax Act or any provision of any other Law in respect of Taxes, and shall timely remit such withheld amount to the appropriate Governmental Entity. The Purchaser shall use commercially reasonable efforts to provide the Corporation with advance notice of any amounts it intends to withhold as soon as practicable. Any such amounts deducted or withheld will be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity in accordance with applicable Law.

(2)	To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of Corporation Shares exceeds the cash component of the Consideration otherwise payable to such holder, the Corporation, the Purchaser, the Depositary or other Person, as applicable, may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of Parent Shares as is necessary to provide sufficient funds (after deducting reasonable commissions payable and other reasonable costs and expenses) to enable the Corporation, the Purchaser, the Depositary or other Person, as applicable, to comply with such deduction and/or withholding requirements, and the Corporation, the Purchaser, the Depositary or other Person, as applicable, shall notify such holder or former holder, as applicable, and timely remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be promptly paid to such holder or former holder, as applicable. Any such sale will be made in accordance with applicable Laws and at prevailing market prices, and the Corporation, the Purchaser, the Depositary or other Person, as applicable, shall not be under any obligation to obtain a particular price, or indemnify any Person, in respect of a particular price, for the portion of the Parent Shares or other securities, as applicable, so sold. None of the Corporation, the Purchaser, the Depositary or other Person will be liable for any loss arising out of any sale arising under this Section 4.5.

4.6	No Liens

Any exchange or transfer of securities in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind (including under U.S. Securities Laws or otherwise).

4.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Corporation Shares, Corporation DSUs, Corporation PSUs, Corporation RSUs, Corporation Legacy Options and Corporation Options issued or outstanding prior to the Effective Time; (b) the rights and obligations of the Securityholders, the Corporation, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Corporation Shares, Corporation DSUs, Corporation PSUs, Corporation RSUs, Corporation Legacy Options or Corporation Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

4.8	U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, the Corporation, the Purchaser and the Parent agree that this Plan of Arrangement will be carried out with the intention that all Parent Shares to be issued to Persons in the United States as Share Consideration in accordance with this Plan of Arrangement shall be exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption and under all other applicable U.S. Securities Laws in reliance upon similar exemptions under such laws, and shall be issued pursuant to the terms, conditions and procedures set forth in the Arrangement Agremeent.

Article 5
Amendments

5.1	Amendments

(1)	The Corporation, the Purchaser and the Parent may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by the Corporation, the Purchaser and the Parent, each acting reasonably; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to the Securityholders if and as required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation, the Purchaser or the Parent at any time prior to the Meeting (provided that the Corporation, the Purchaser or the Parent, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if: (i) it is consented to in writing by each of the Corporation, the Purchaser and the Parent (in each case, acting reasonably); and (ii) if required by the Court, approved by the Shareholders in the manner directed by the Court.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any Securityholder.

(5)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser or Parent, provided that it concerns a matter which, in the reasonable opinion of the Purchaser or Parent, is of an administrative nature required to better give effect to the administrative implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Securityholder.

(6)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

Article 6
Further Assurances

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document, give effect to or evidence any of the transactions or events set out in this Plan of Arrangement or otherwise to carry out the full intent and meaning of this Plan of Arrangement.

Appendix E
Interim Order

(see attached)

Court File No.: CL-26-00000455-0000

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	) THURSDAY, THE 3rd
)
JUSTICE KOEHNEN	) DAY OF NOVEMBER, 2026

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SANGOMA TECHNOLOGIES CORPORATION, ITS SHAREHOLDERS, OPTIONHOLDERS, RESTRICTED SHARE UNITHOLDERS, DEFERRED SHARE UNITHOLDERS, PERFORMANCE SHARE UNITHOLDERS, 1001755979 ONTARIO INC., AND BRC GROUP HOLDINGS, INC.

SANGOMA TECHNOLOGIES CORPORATION

Applicant

INTERIM ORDER

(November 3, 2026)

THIS MOTION made by the Applicant, Sangoma Technologies Corporation (“Sangoma”), for an interim order for advice and directions pursuant to section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”), was heard this day at 330 University Avenue, Toronto, Ontario, via Zoom videoconference.

ON READING the Notice of Motion, the Notice of Application issued on October 21, 2026, and the affidavit of Allan Brett, the Chair of the Special Committee of Sangoma, sworn October 28, 2026 (the “Brett Affidavit”), including the Plan of Arrangement, which is attached as Appendix “D” to the draft management information circular of Sangoma (the “Circular”), which is itself attached as Exhibit “A” to the Brett Affidavit, and the Arrangement Agreement among Sangoma, 1001755979 Ontario Inc. (the “Purchaser”) and BRC Group Holdings, Inc. (the “Parent”) made as of September 28, 2026 (the “Arrangement Agreement”), which is attached as Exhibit “B” to the Brett Affidavit, and on hearing the submissions of counsel for Sangoma and counsel for the Purchaser and the Parent.

Definitions

1.	THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2.	THIS COURT ORDERS that Sangoma is permitted to call, hold and conduct a special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares in the capital of Sangoma (the “Shares”), to be held virtually via live audio webcast on Tuesday, December 8, 2026 at 10:00 a.m. (Toronto time) in order for the Shareholders to, among other things, consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”).

3.	THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of special meeting of Shareholders, which accompanies the Circular (the “Notice of Meeting”), and the articles and by-laws of Sangoma, subject to what may be provided hereafter and subject to further order of this Honourable Court.

4.	THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be November 3, 2026.

5.	THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

a)	the Shareholders of record as of the Record Date or their respective proxyholders;

b)	the officers, directors, auditors and advisors of Sangoma;

c)	representatives and advisors of the Purchaser and the Parent;

d)	the Director appointed under the OBCA; and

e)	other persons who may receive the permission of the Chair of the Meeting.

6.	THIS COURT ORDERS that Sangoma may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting.

Quorum

7.	THIS COURT ORDERS that the Chair of the Meeting shall be determined by Sangoma and that the quorum at the Meeting shall be two persons present personally or by telephonic or electronic means at the Meeting and entitled to vote at the Meeting.

Amendments to the Arrangement and Plan of Arrangement

8.	THIS COURT ORDERS that Sangoma is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof, provided same are to correct clerical errors, are non-material/would not, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote, or are authorized by subsequent Court order, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented, shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

9.	THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement made after initial notice is provided as contemplated in paragraph 12 herein would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Sangoma may determine.

Amendments to the Circular

10.	THIS COURT ORDERS that Sangoma is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraphs 12 and 13 hereof.

Adjournments and Postponements

11.	THIS COURT ORDERS that Sangoma, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Sangoma may determine is appropriate in the circumstances. The Record Date will not change as a result of any adjournment or postponement of the Meeting. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12.	THIS COURT ORDERS that, subject to the extent section 262(4) of the OBCA is applicable, in order to effect notice of the Meeting, Sangoma shall send, or cause to be sent, the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, form of proxy, letter of transmittal and/or voting instruction form, along with such amendments or additional documents as Sangoma may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), as follows:

a)	to the registered Shareholders as at the close of business, being 5:00 p.m. (Toronto time), on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending but including the date of the Meeting, by one or more of the following methods:

i)	by pre-paid ordinary or first-class mail at the addresses of the registered Shareholders as they appear on the books and records of Sangoma, or its registrar and transfer agent, as at the close of business, being 5:00 p.m. (Toronto time), on the Record Date and if no address is shown therein, then the last address of the person known to the Secretary of Sangoma;

ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii)	by facsimile, electronic mail or other means of electronic transmission to any registered Shareholder, who is identified to the satisfaction of Sangoma, who requests such transmission in writing and, if required by Sangoma;

b)	to non-registered Shareholders by providing sufficient copies of the Meeting Materials (other than the form of proxy and the letter of transmittal) to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators;

c)	to the directors and auditors of Sangoma by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or by facsimile or electronic mail or other means of electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting; and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13.	THIS COURT ORDERS that Sangoma is hereby directed to distribute the Circular (including the Notice of Application and this Interim Order), and any other communications or documents determined by Sangoma to be necessary or desirable (collectively, the “Court Materials”) to:

a)	the holders of outstanding options (“Legacy Options”) to purchase Shares issued pursuant to the share option plan of Sangoma approved on June 12, 1998;

b)	the holders of outstanding options (“Options”) to purchase Shares issued pursuant to the omnibus equity incentive plan of Sangoma adopted on December 13, 2022, as amended and restated on December 6, 2025 (the “Omnibus Equity Incentive Plan”);

c)	the holders of outstanding deferred share units (“DSUs”), issued pursuant to the Omnibus Equity Incentive Plan;

d)	the holders of outstanding performance share units (“PSUs”), issued pursuant to the Omnibus Equity Incentive Plan; and

e)	the holders of outstanding restricted share units (“RSUs”), issued pursuant to the Omnibus Equity Incentive Plan;

by any method permitted for notice to Shareholders as set forth in paragraphs 12.a) or 12.b), above, or by email, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons receiving the Court Materials shall be to their addresses (including email addresses) as they appear on the books and records of Sangoma or its registrar and transfer agent as at the close of business, being 5:00 p.m. (Toronto time), on the Record Date.

14.	THIS COURT ORDERS that accidental failure or omission by Sangoma to give notice of the Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Sangoma, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Sangoma, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15.	THIS COURT ORDERS that Sangoma is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials (including for greater certainty, the Circular) as Sangoma may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, electronic transmission, or by the method most reasonably practicable in the circumstances, as Sangoma may determine.

16.	THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9 above.

Solicitation and Revocation of Proxies

17.	THIS COURT ORDERS that Sangoma is authorized to use the letter of transmittal and the form of proxy or voting instruction form substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Sangoma may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Sangoma is authorized to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Sangoma may, in accordance with the terms of the Arrangement Agreement, waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if Sangoma deems it advisable to do so.

18.	THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph and the Circular) provided that any instruments in writing delivered pursuant to section 110(4)(a) of the OBCA: (a) may be delivered to the transfer agent of Sangoma as set out in the Circular; and (b) any such instruments must be received by the transfer agent of Sangoma no later than 10:00 a.m. (Toronto time) on the Business Day that is 48 hours immediately preceding the Meeting (or any adjournment or postponement thereof). Shareholders may also revoke any previously submitted proxies in any manner described in the Circular.

Voting

19.	THIS COURT ORDERS that the only persons entitled to vote personally or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders of record as at the close of business, being 5:00 p.m. (Toronto time), on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20.	THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

a)	an affirmative vote of at least two-thirds of the votes cast in respect of the Arrangement Resolution by Shareholders present personally or by proxy and entitled to vote at the Meeting; and

b)	a simple majority of the votes cast in respect of the Arrangement Resolution by Shareholders present personally or by proxy and entitled to vote at the Meeting, excluding for this purpose votes attached to Shares held by Persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators, but subject to the exemptions noted therein and any exemptions granted thereunder.

Such votes shall be sufficient to authorize Sangoma to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21.	THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Sangoma (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Share held.

Dissent Rights

22.	THIS COURT ORDERS that each registered Shareholder as of the Record Date shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsections 185(6) of the OBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Sangoma in the form required by section 185 of the OBCA and the Arrangement Agreement, which written objection must be received by Odyssey Trust Company, with a copy sent to Sangoma’s legal counsel, Goodmans LLP, not later than 5:00 p.m. (Toronto time) on the date that is two (2) Business Days immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the OBCA. For purposes of these proceedings, the “court” referred to in section 185 of the OBCA means this Honourable Court.

23.	THIS COURT ORDERS that, notwithstanding section 185(4) of the OBCA, the Purchaser, not Sangoma, shall be required to offer to pay fair value (less any amounts required to be withheld pursuant to the Plan of Arrangement), as of the close of business, being 5:00 p.m. (Toronto time), on the day prior to approval of the Arrangement Resolution at the Meeting, for Shares held by registered Shareholders as at the Record Date who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Plan of Arrangement. In accordance with the Plan of Arrangement and the Circular, all references to the “corporation” in subsections 185(4) and 185(14) to 185(30), inclusive, of the OBCA (except for the second reference to the “corporation” in subsection 185(15)) shall be deemed to refer to the Purchaser in place of the “corporation”, and the Purchaser shall have all of the rights, duties and obligations of the “corporation” under subsections 185(14) to 185(30), inclusive, of the OBCA.

24.	THIS COURT ORDERS that any registered Shareholder as at the Record Date who duly exercises such Dissent Rights set out in paragraph 22 above and who:

a)	is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its Shares, shall be deemed to have transferred those Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to the Purchaser in consideration for a debt claim against the Purchaser for the amount equal to such fair value in accordance with the Plan of Arrangement; or

b)	is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder pursuant to the terms of the Plan of Arrangement;

but in no case shall Sangoma, the Purchaser, the Parent or any other person be required to recognize such Shareholders as holders of Shares at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Sangoma’s register of holders of Shares at that time.

Hearing of Application for Approval of the Arrangement

25.	THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Sangoma may apply to this Honourable Court for final approval of the Arrangement.

26.	THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order, when sent in accordance with paragraphs 12 and 13 hereof, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27 hereof.

27.	THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Sangoma and the solicitors for the Purchaser and the Parent as soon as reasonably practicable, and, in any event, no less than four (4) days before the hearing of this Application at the following addresses:

GOODMANS LLP

Barristers & Solicitors

Bay Adelaide Centre – West Tower

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Peter Kolla / Ayesha Khanna

Tel: 416-597-6279 / 416-597-5909

Email: pkolla@goodmans.ca / akhanna@goodmans.ca

Lawyers for the Applicant, Sangoma Technologies Corporation

BLAKE, CASSELS & GRAYDON LLP

199 Bay Street

Suite 4000, Commerce Court West

Toronto, Ontario M5L 1A9

Ryan Morris

Tel: 416-863-2176

Email: ryan.morris@blakes.com

Lawyers for 1001755979 Ontario Inc. and BRC Group Holdings, Inc.

28.	THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

a)	Sangoma;

b)	the Purchaser and the Parent;

c)	the Director appointed under the OBCA; and

d)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

29.	THIS COURT ORDERS that any materials to be filed by Sangoma in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30.	THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 hereof shall be entitled to be given notice of the adjourned date.

Service and Notice

31.	THIS COURT ORDERS that Sangoma and its counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to the Shareholders, creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SOR/DORS).

Precedence

32.	THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, Options, Legacy Options, RSUs, DSUs, and PSUs or the articles or by-laws of Sangoma, this Interim Order shall govern.

Extra-Territorial Assistance

33.	THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

34.	THIS COURT ORDERS that Sangoma shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

IN THE MATTER OF AN APPLICATION UNDER SECTION 182, BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED	Court File No.: CL-26-00000455-0000

SANGOMA TECHNOLOGIES CORPORATION
APPLICANT

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

INTERIM ORDER
(November 3, 2026)

GOODMANS LLP
Barristers & Solicitors
Bay Adelaide Centre – West Tower
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Peter Kolla LSO#: 54608K
pkolla@goodmans.ca
Tel: 416-597-6279

Ayesha Khanna LSO#: 90440W
akhanna@goodmans.ca
Tel: 416-597-5909

Lawyers for the Applicant,
Sangoma Technologies Corporation
1375-0360-7845

Appendix F
Notice of Application

(see attached)

Court File No.:

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SANGOMA TECHNOLOGIES CORPORATION, ITS SHAREHOLDERS, OPTIONHOLDERS, RESTRICTED SHARE UNITHOLDERS, DEFERRED SHARE UNITHOLDERS, PERFORMANCE SHARE UNITHOLDERS, 1001755979 ONTARIO INC., AND BRC GROUP HOLDINGS, INC.

SANGOMA TECHNOLOGIES CORPORATION

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing

☐ In person

☐ By telephone conference

☒ By video conference

before a judge presiding over the Commercial List at 330 University Avenue, Toronto, Ontario on Friday, December 11, 2026, at 10:00 a.m., or as soon after that time as the application may be heard.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date:	October 19, 2026	Issued by
Local registrar

Address of court office	330 University Avenue, 9th Floor Toronto, Ontario M5G 1R7

TO:	ALL HOLDERS OF SHARES OF SANGOMA TECHNOLOGIES CORPORATION, AS AT NOVEMBER 3, 2026

AND TO:	ALL HOLDERS OF OPTIONS TO PURCHASE SHARES OF SANGOMA TECHNOLOGIES CORPORATION, AS AT NOVEMBER 3, 2026

AND TO:	ALL HOLDERS OF RESTRICTED SHARE UNITS OF SANGOMA TECHNOLOGIES CORPORATION, AS AT NOVEMBER 3, 2026

AND TO:	ALL HOLDERS OF DEFERRED SHARE UNITS OF SANGOMA TECHNOLOGIES CORPORATION, AS AT NOVEMBER 3, 2026

AND TO:	ALL HOLDERS OF PERFORMANCE SHARE UNITS OF SANGOMA TECHNOLOGIES CORPORATION, AS AT NOVEMBER 3, 2026

AND TO:	THE DIRECTORS OF SANGOMA TECHNOLOGIES CORPORATION

AND TO:	KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, Ontario M5H 2S5
Auditor for Sangoma Technologies Corporation

AND TO:	BLAKE, CASSELS & GRAYDON LLP
199 Bay Street
Suite 4000, Commerce Court West
Toronto, Ontario M5L 1A9

Ryan Morris LSO#: 50831C
ryan.morris@blakes.com
Tel: 416-863-2176

Lawyers for 1001755979 Ontario Inc. and BRC Group Holdings, Inc.

APPLICATION

1.	THE APPLICANT MAKES APPLICATION FOR:

a)	an interim Order for advice and directions pursuant to section 182(5) of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”) with respect to a proposed arrangement (the “Arrangement”) involving Sangoma Technologies Corporation (“Sangoma”), its shareholders, optionholders, restricted share unitholders, deferred share unitholders, performance share unitholders, 1001755979 Ontario Inc. (the “Purchaser”) and BRC Group Holdings, Inc. (the “Parent”);

b)	a final Order approving the Arrangement pursuant to section 182(3) of the OBCA;

c)	an Order abridging the time for service and filing or dispensing with service of the Notice of Application and Application Record, if necessary; and

d)	such further and other relief as this Honourable Court may deem just.

2.	THE GROUNDS FOR THE APPLICATION ARE:

a)	Sangoma is a corporation incorporated under the laws of the Province of Ontario. The common shares in the capital of Sangoma (the “Shares”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”), under the symbol STC, and the NASDAQ Stock Market (“NASDAQ”), under the symbol SANG.

b)	Sangoma is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. Sangoma develops its enterprise-grade communications suite in-house and offers it for cloud, hybrid, or on-premises deployments. Additionally, Sangoma provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has a diversified base of over 100,000 customers.

c)	The Purchaser is a corporation incorporated under the laws of Ontario and was formed for the purpose of acquiring Sangoma and consummating the Arrangement. The sole shareholder of the Purchaser is Sangoma Holdings, LLC (“HoldCo”), a newly formed limited liability company formed under the laws of the State of Delaware. HoldCo is a direct wholly-owned subsidiary of BRPI Acquisition Co., LLC, a limited liability company formed under the laws of the State of Delaware, which is, in turn, an indirect wholly-owned subsidiary of the Parent. Accordingly, the Purchaser is an indirect wholly-owned subsidiary of the Parent.

d)	The Parent is a corporation incorporated under the laws of the State of Delaware. The Parent is a diversified holding company with established operations across financial services, communications, and retail, as well as strategic investments in equity, debt, and venture capital. Its communications portfolio delivers a comprehensive suite of consumer and business solutions, encompassing traditional, mobile, and cloud-based communications, data, internet, security, and email.

e)	Pursuant to the Arrangement, among other things:

i)	the Purchaser will acquire all of the issued and outstanding Shares;

ii)	each Share (other than those Shares held by registered holders as at November 3, 2026 (the “Record Date”) who have validly exercised, and not withdrawn, dissent rights in respect of the resolution to approve the Arrangement at a special meeting of holders of Shares (“Dissenting Shareholders”)) issued and outstanding immediately prior to the effective time of the Arrangement (the “Effective Time”), shall, without any further act or formality by such holder, be transferred to the Purchaser in exchange for (A) US$4.925 in cash per Share, and (B) 0.04767 of a share of common stock of the Parent per Share, subject to certain adjustments in accordance with the Plan of Arrangement;

iii)	each Share held by a Dissenting Shareholder in respect of which dissent rights have been validly exercised shall be deemed to be transferred to the Purchaser in consideration for a debt claim against the Purchaser for the fair value of such Share, determined in accordance with the Plan of Arrangement;

iv)	each option to purchase Shares issued pursuant to the share option plan of Sangoma approved on June 12, 1998 (each, a “Legacy Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be, without any further action by or on behalf of the holder of such Legacy Option, deemed unconditionally vested and exercisable and surrendered and transferred by the holder thereof to Sangoma in exchange for a cash payment (without interest) from Sangoma equal to the amount (if any) by which US$5.225 in respect of each Share (the “Consideration Value”) exceeds the exercise price of such Legacy Option multiplied by the number of Shares subject to such Legacy Option, less applicable withholdings, and each such Legacy Option shall immediately be cancelled and terminated;

v)	each option (each, an “Option”) to purchase Shares issued pursuant to the omnibus equity incentive plan of Sangoma adopted on December 13, 2022, as amended and restated on December 6, 2025 (the “Omnibus Equity Incentive Plan”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall be, without any further action by or on behalf of the holder of such Option, deemed unconditionally vested and exercisable and surrendered and transferred by the holder thereof to Sangoma in exchange for a cash payment (without interest) from Sangoma equal to the amount (if any) by which the Consideration Value exceeds the exercise price of such Option multiplied by the number of Shares subject to such Option, less applicable withholdings, and each such Option shall immediately be cancelled and terminated; and

vi)	each deferred share unit (“DSU”), performance share unit (“PSU”) and restricted share unit (“RSU”) issued pursuant to the Omnibus Equity Incentive Plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be, without any further action by or on behalf of such holder, cancelled and terminated in exchange for a cash payment (without interest) from Sangoma equal to the Consideration Value multiplied by the number of Shares subject to the applicable DSU, PSU and RSU (with the number of Shares subject to each PSU determined based on achievement of all applicable performance goals at 100% of their applicable target), less applicable withholdings.

f)	Following the completion of the Arrangement, it is expected that the Shares will be delisted from the TSX and NASDAQ and that Sangoma will cease to be a reporting issuer in all applicable Canadian jurisdictions.

g)	The Arrangement is an “arrangement” within the meaning of subsection 182(1) of the OBCA.

h)	All statutory requirements under the OBCA and any interim Order have been or will be satisfied by the return date of this Application.

i)	The directions set out and the approvals required pursuant to any interim Order this Honourable Court may grant have been followed and obtained, or will be followed and obtained by the return date of this Application.

j)	The Arrangement is in the best interests of Sangoma, is fair to the holders of Shares, and is put forward in good faith and for a bona fide business purpose.

k)	The Arrangement is procedurally and substantively fair and reasonable.

l)	Sections 182 and 185 of the OBCA.

m)	If made, the order approving the Arrangement will constitute the basis for an exemption from the registration requirements of Section 3(a)(10) of the Securities Act of 1933, as amended, of the United States of America, and similar exemptions under applicable securities laws in any state of the United States, with respect to the securities to be issued in the United States of America pursuant to the Arrangement.

n)	National Instrument 54-101 – Communication with Beneficial Owners of the Securities of a Reporting Issuer of the Canadian Securities Administrators.

o)	Certain holders of Shares, Options, Legacy Options, DSUs, PSUs and/or RSUs are resident outside of Ontario and will be served at their addresses or email addresses as they appear on the books and records of Sangoma as at the Record Date, pursuant to rule 17.02(n) of the Rules of Civil Procedure and the terms of any interim Order for advice and directions granted by this Honourable Court.

p)	Rules 1.04, 1.05, 2.03, 3.02, 14.05(2), 14.05(3), 16.04, 16.08, 17.02, 37, 38 and 39 of the Rules of Civil Procedure, R.R.O. 1990, Reg. 194.

q)	Such further and other grounds as counsel may advise and this Honourable Court may permit.

3.	THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

a)	such interim Order as may be granted by this Honourable Court;

b)	an affidavit, with exhibits thereto, to be sworn on behalf of Sangoma, describing the Arrangement and outlining the basis for an interim Order for advice and directions;

c)	further affidavit(s), with exhibits thereto, to be sworn on behalf of Sangoma, reporting as to compliance with any interim Order and the results of any meeting conducted pursuant to such interim Order; and

d)	such further and other material as counsel may advise and this Honourable Court may permit.

October 19, 2026	GOODMANS LLP
Barristers & Solicitors
Bay Adelaide Centre – West Tower
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Peter Kolla LSO#: 54608K
pkolla@goodmans.ca
Tel: 416-597-6279

Ayesha Khanna LSO#: 90440W
akhanna@goodmans.ca
Tel: 416-597-5909

Lawyers for the Applicant,
Sangoma Technologies Corporation

IN THE MATTER OF AN APPLICATION UNDER SECTION 182, BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED	Court File No.:

SANGOMA TECHNOLOGIES CORPORATION
APPLICANT

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

NOTICE OF APPLICATION
(Returnable December 11, 2026)

GOODMANS LLP
Barristers & Solicitors
Bay Adelaide Centre – West Tower
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Peter Kolla LSO#: 54608K
pkolla@goodmans.ca
Tel: 416-597-6279

Ayesha Khanna LSO#: 90440W
akhanna@goodmans.ca
Tel: 416-597-5909

Lawyers for the Applicant,
Sangoma Technologies Corporation
1406-0584-7588

Appendix G
Dissent Provisions of the obca

Rights of dissenting shareholders

185(1)    Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181;

(d.1) be continued under the Co-operative Corporations Act under section 181.1;

(d.2) be continued under the Not-for-Profit Corporations Act, 2010 under section 181.2; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2)           If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6).

One class of shares

(2.1)        The right to dissent described in subsection (2) applies even if there is only one class of shares.

Exception

(3)           A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder’s right to be paid fair value

(4)            In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

(5)            A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(6)            A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

Idem

(7)           The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

(8)            The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem

(9)            A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

(10)          A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Certificates to be sent in

(11)         Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem

(12)         A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate

(13)          A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder

(14)         On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10).

Same

(14.1)      A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a) to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b) if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i) to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii) to be sent the notice referred to in subsection 54 (3).

Same

(14.2)      A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a) to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b) to be sent the notice referred to in subsection 54 (3).

Offer to pay

(15)         A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16)         Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17)         Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

(18)         Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19)         If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem

(20)          A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

(21)         If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

(22)         Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined

(23)         All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem

(24)         Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers

(25)         The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(26)         The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

Interest

(27)         The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay

(28)         Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29)         Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

(30)         A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Court order

(31)         Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

Commission may appear

(32)         The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

Appendix H
COMPARISON OF SHAREHOLDER RIGHTS UNDER THE OBCA AND DELAWARE LAW

	Company Shareholder Rights	BRC Stockholder Rights
Requisition of Shareholders’ Meetings by Shareholders	The Business Corporations Act (Ontario) (the “OBCA”) permits the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. Subject to certain exceptions, if the directors fail to call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting. The corporation must reimburse the shareholders for the expenses reasonably incurred by them in requisitioning, calling and holding the meeting unless they have not acted in good faith and in the interest of the shareholders of the corporation generally.	Under the Delaware General Corporation Law (the “DGCL”), a special meeting of stockholders may be called only by the board of directors or by persons authorized in the certificate of incorporation or the bylaws. The DGCL does not give stockholders a statutory right to requisition a meeting.
Distributions and Dividends; Repurchases and Redemptions

Under the OBCA, subject to its articles (and, in the case of dividends, any unanimous shareholder agreement), a corporation may pay dividends or purchase or otherwise acquire any of its issued shares unless there are reasonable grounds for believing that (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or (b) after the payment, the realizable value of the corporation’s assets would be less than the aggregate of its liabilities and its stated capital of all classes. The same test applies to the redemption of redeemable shares at prices not exceeding the redemption price stated in, or calculated according to a formula stated in, the articles, except that the corporation’s assets are compared to the aggregate of its liabilities and the amount required to pay holders of shares that rank rateably with or before the shares to be redeemed on a redemption or in a liquidation.

Under the DGCL, the directors of a corporation, subject to any restrictions in its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock either (1) out of surplus, as defined in and computed in accordance with §§ 154 and 244 of the DGCL, or (2) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

However, if the capital of the corporation shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation shall not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired. “Surplus” is defined as the excess of the net assets over capital, as such capital may be adjusted by the board of directors.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation. A corporation may, however, purchase or redeem out of capital, any of its own shares that are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock or, if no such shares entitled to such preference are outstanding, any of its own shares if such shares are to be retired upon their acquisition and the capital of the corporation reduced.

	Company Shareholder Rights	BRC Stockholder Rights
Number of Directors; Vacancies on the Board of Directors

The OBCA requires a minimum of three directors for an offering corporation but requires that at least one-third of those directors not be officers or employees of the corporation or its affiliates.

Under the OBCA, subject to the articles of the corporation, a vacancy among the directors may be filled at a meeting of shareholders or by a quorum of directors, but a quorum of directors may not fill a vacancy that results from an increase in the number of directors (other than an increase permitted under the one and one-third limit described below) or in the maximum number of directors, or from a failure to elect the number of directors required to be elected at any meeting of shareholders. Each director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his or her election, unless his or her office is vacated earlier.

The DGCL provides that the board of directors of a corporation must consist of one or more members, each of whom shall be a natural person. The number of directors is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number.

(a) Unless otherwise provided in the certificate of incorporation or bylaws:

(1) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director;

Company Shareholder Rights	BRC Stockholder Rights

Where a minimum and maximum number of directors of a corporation is provided for in its articles, the number of directors of the corporation and the number of directors to be elected at the annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the directors. Where such a special resolution empowers the directors to determine the number of directors, the directors may appoint additional directors between meetings of shareholders, provided that, after such appointment, the total number of directors would not be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders.

(2) Whenever the holders of any class or classes of stock or series thereof are entitled to elect 1 or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death, resignation or other cause, a corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the certificate of incorporation or the bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in § 211 or § 215 of the DGCL.

(b) In the case of a corporation the directors of which are divided into classes, any directors chosen under subsection (a) of this section shall hold office until the next election of the class for which such directors shall have been chosen, and until their successors shall be elected and qualified.

(c) If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by § 211 or § 215 of the DGCL, as applicable.

(d) Unless otherwise provided in the certificate of incorporation or bylaws, when 1 or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

	Company Shareholder Rights	BRC Stockholder Rights
Constitution and Residency of Directors	The OBCA prohibits the following persons from being directors of a corporation: (a) a person who is less than eighteen years of age, (b) a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere, (c) a person who is not an individual and (d) a person who has the status of bankrupt. There is no requirement for a certain number of directors to be resident Canadians.

The DGCL requires that directors of Delaware corporations be natural persons. Directors need not be stockholders unless the certificate of incorporation or bylaws so require, and the certificate or bylaws may prescribe other qualifications.

Removal of Directors; Terms of Directors

The OBCA provides that the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. The articles may not require a greater number of votes of shareholders to remove a director. An ordinary resolution under the OBCA requires the resolution to be passed by a majority of votes cast by the shareholders who voted in respect of that resolution. The OBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Under the OBCA, unless expressly elected for a stated term, each director ceases to hold office at the close of the first annual meeting of shareholders following their election. The shareholders of a corporation shall, by ordinary resolution at each annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the third annual meeting of shareholders following the election. If a director is appointed or elected to fill a vacancy, that director holds office for the unexpired term of the director’s predecessor.

Under the DGCL, the directors of a corporation may, by the certificate of incorporation or by an initial bylaw or a bylaw adopted by a vote of the stockholders, be divided into one, two or three classes.

Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, except (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Whenever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

	Company Shareholder Rights	BRC Stockholder Rights
Indemnification of Directors and Officers

Under the OBCA, a corporation may indemnify a director or officer, a former director or officer or another individual who acts or acted at the corporation’s request as a director or officer, or another individual acting or has acted in similar capacity, of another entity (each an “Indemnifiable Person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation shall not indemnify an individual unless: (a) the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

A corporation, may with the approval of a court, indemnify an Indemnifiable Person, or advance moneys to an Indemnifiable Person, in respect of an action by or on behalf of the corporation or other entity to obtain a judgment in its favour, to which the individual is made party because of the individual’s association with the corporation or other entity against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the requirements under (a), above.

An Indemnifiable Person is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred in connection with the defence of a proceeding referred to above if he or she was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set out in (a) and (b), above.

Under the DGCL, a corporation is generally permitted to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with a third party action, suit or proceeding, and, in a derivative action, only against expenses actually and reasonably incurred in the defense or settlement of such action or suit (and not, absent court approval, where the person has been adjudged liable to the corporation), provided that there is a determination that the individual acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the individual’s conduct was unlawful. Indemnification determinations for current directors and officers must be made by: (i) a majority of the disinterested directors, even though less than a quorum; (ii) a committee of such disinterested directors designated by a majority vote of such disinterested directors, even though less than a quorum; (iii) independent legal counsel in a written opinion if there are no such disinterested directors or if such directors so direct; or (iv) the stockholders.

The DGCL requires indemnification of current or former directors and officers for expenses actually and reasonably incurred by such person relating to a successful defense on the merits or otherwise of a derivative or third-party action. Under the DGCL, a corporation may advance expenses relating to the defense of any action, suit or proceeding to directors, officers, employees, and agents contingent in certain circumstances upon those individuals’ entering into an undertaking to repay any advances if it is determined ultimately that those individuals are not entitled to be indemnified.

	Company Shareholder Rights	BRC Stockholder Rights
Limited Liability of Directors

Under the OBCA, every director and officer of a corporation, in exercising his or her powers and discharging his or her duties to the corporation, must act honestly and in good faith with a view to the best interests of the corporation. Every director and officer must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Every director and officer must comply with the OBCA, the regulations, the articles, the by-laws and any unanimous shareholder agreement.

Under the OBCA, directors who vote for or consent to certain resolutions, including resolutions authorizing the issuance of shares for non-cash consideration below its fair money equivalent, or an unlawful purchase, redemption or other acquisition of shares, commission, payment of dividend, payment of indemnity or payment to shareholders, are jointly and severally liable to the corporation for the resulting shortfall or for the amounts so paid and not recovered. A director is not liable for any such amount, and has complied with his or her duty to comply with the OBCA, the regulations, the articles, the by-laws and any unanimous shareholder agreement, if the director exercised the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances, including reliance in good faith on: (i) financial statements of the corporation represented to him or her by an officer of the corporation or in a written report of the auditor of the corporation to present fairly the financial position of the corporation in accordance with generally accepted accounting principles; (ii) an interim or other financial report of the corporation represented to him or her by an officer of the corporation to present fairly the financial position of the corporation in accordance with generally accepted accounting principles; (iii) a report or advice of an officer or employee of the corporation, where it is reasonable in the circumstances to rely on the report or advice; or (iv) a report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person. Subject to the rules governing unanimous shareholder agreements, no provision in a contract, the articles, the by-laws or a resolution relieves a director from the duty to act in accordance with the OBCA or from liability for a breach thereof.

Under the DGCL, the business and affairs of a corporation are managed by or under the direction of its board of directors, except as otherwise provided in the DGCL or the certificate of incorporation. The DGCL provides safe harbors for transactions in which a director or officer is interested. Such a transaction is not subject to equitable relief or damages because of the interest if (i) the material facts are disclosed and it is approved in good faith and without gross negligence by a majority of the disinterested directors (or, if a majority of the board is not disinterested, by a committee of two or more disinterested directors), (ii) the material facts are disclosed and it is approved by an informed, uncoerced vote of a majority of the votes cast by disinterested stockholders, or (iii) it is fair to the corporation and its stockholders. Transactions with a controlling stockholder are similarly protected if approved by a committee of disinterested directors to which the board has delegated authority, conditioned on and approved by a disinterested stockholder vote, or fair to the corporation and its stockholders; a going-private transaction requires both committee and disinterested stockholder approval, or must be fair.

The DGCL permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the personal liability of a director or officer to a corporation or its stockholders for monetary damages by reason of breach of the fiduciary duty as a director or officer. The DGCL does not permit any limitation of the liability of a director or officer for: (i) breaching the duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) a director’s liability under § 174 of the DGCL, under which, where the corporation willfully or negligently repurchases stock or issues dividends where those distributions would exceed corporate surplus, the directors under whose administration the violation occurred are jointly and severally liable to the corporation, and to its creditors in the event of its dissolution or insolvency, to the full amount unlawfully paid, with interest; (iv) any transaction in which a director or officer obtains an improper personal benefit from the corporation; or (v) an officer in any action by or in the right of the corporation. However, with regard to provision (iii), directors will be protected from liability under the DGCL if they rely in good faith upon corporate records, officers, board committees, or other experts as to the value and amount of the assets, liabilities and/or net profits of the corporation or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid, or with which the corporation’s stock might properly be purchased or redeemed.

	Company Shareholder Rights	BRC Stockholder Rights
Derivative Actions

Under the OBCA, registered or beneficial security holders, registered or beneficial former security holders, directors or officers or former directors or former officers of a corporation or its affiliates, and any other person who, in the discretion of the court, is a proper person to make an application (each a “complainant”) may apply to a court for leave to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate.

No action may be brought and no intervention in an action may be made, unless the complainant has given fourteen days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court, and the court is satisfied that, (a) the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action, (b) the complainant is acting in good faith; and (c) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. A complainant is not required to give notice if all of the directors of the corporation or its subsidiary are defendants in the action. The court may order the corporation to pay the complainant’s reasonable legal fees and other costs reasonably incurred in connection with the action. The court may also order the corporation to pay interim costs, including reasonable legal fees, and the complainant may be held accountable for those interim costs on final disposition. A complainant is not required to give security for costs.

Under the DGCL, a stockholder bringing a derivative suit must have been a stockholder at the time of the wrong complained of or the stockholder must have received shares in the corporation by operation of law from a person who was such a stockholder at the time of the wrong complained of. There is no requirement under the DGCL to advance the expenses of a lawsuit to a stockholder bringing a derivative suit.
Oppression Remedy	Under the OBCA, a complainant, and in the case of an offering corporation the Ontario Securities Commission, may apply to the court for an order. The court may make an order to rectify the matters complained of if it is satisfied that the corporation or any of its affiliates has acted, or the directors’ powers have been exercised, in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards, the interests of any security holder, creditor, director or officer. A complainant is not required to give security for costs. The court may order the corporation to pay interim costs, including reasonable legal fees, and the complainant may be held accountable for those costs on final disposition.	The DGCL does not contain a statutory oppression remedy. A derivative plaintiff must have been a stockholder at the time of the transaction complained of. Bylaws may not impose liability on a stockholder for the corporation’s attorneys’ fees in connection with an internal corporate claim.

	Company Shareholder Rights	BRC Stockholder Rights
Inspection of Books and Records

The OBCA provides that registered holders of shares, beneficial owners of shares and creditors of a corporation, their agents and legal representatives may examine certain records of the corporation during the usual business hours of the corporation, and take extracts from those records, free of charge, and if the corporation is an offering corporation, any other person may do so upon payment of a reasonable fee.

Registered holders, beneficial owners of shares and creditors of a corporation, their agents and legal representatives and, if the corporation is an offering corporation, any other person, upon payment of a reasonable fee and sending the corporation or its transfer agent a statutory declaration that complies with the OBCA, may obtain a list of registered shareholders.

Under the DGCL, any stockholder, in person or by attorney or other agent, may, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from the corporation’s stock ledger, a list of its stockholders, and its other books and records and a subsidiary’s books and records, subject to certain conditions as set forth in § 220(b)(1) of the DGCL.

	Company Shareholder Rights	BRC Stockholder Rights
Amendment of Governing Documents

Under the OBCA, amendments to the articles of a corporation (such as changing its name, creating new classes of shares or dividing a class of shares into a series) require a resolution passed by not less than two-thirds of the votes cast by the shareholders (a “special resolution”) voting on the resolution authorizing the amendment. The holders of shares of a class are, unless the articles state otherwise, in the case of an amendment referred to in (a), (b) or (e) below, entitled to vote separately as a class on a proposal to amend the articles to, among other things, (a) increase or decrease the maximum number of authorized shares of that class, (b) effect an exchange, reclassification or cancellation of the shares of that class, (c) add to, remove or change the rights, privileges, restrictions or conditions attached to the shares of that class, (d) add to the rights or privileges of any class of shares equal or superior to the shares, (e) create a new class of shares equal or superior to the shares of that class, (f) make a class of shares having inferior rights or privileges equal or superior to that class, (g) effect an exchange or create a right of exchange of shares of another class into shares of that class or (h) add, remove or change restrictions on the issue, transfer or ownership of the shares of the class, whether or not the shares of that class otherwise carry the right to vote.

The holders of a series of shares of a class are entitled to vote separately as a series on such an amendment only if the series is affected by the amendment in a manner different from other shares of the same class. Any such amendment is adopted only when approved by a special resolution of the holders of the shares of each class or series entitled to vote on it.

An amalgamation of an OBCA corporation requires approval by a special resolution of the holders of the shares of each class or series entitled to vote on it. The holders of a class or series of shares are also entitled to vote separately as a class or series on the amalgamation, whether or not they otherwise carry the right to vote, if the amalgamation agreement contains a provision that, if contained in a proposed amendment to the articles, would entitle them to vote separately as a class or series. A continuance of an OBCA corporation to another jurisdiction requires approval by a special resolution of the shareholders voting on it.

Under the DGCL, every amendment authorized by subsection (a) of §242 of the DGCL must be made and effected in the following manner: (1) if the corporation has capital stock, the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and either calls a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directs that the amendment proposed be considered at the next annual meeting of the stockholders; and (2) subject to certain exceptions, the holders of a majority of the outstanding shares entitled to vote on the matter, and a majority of the outstanding shares of each class entitled to vote thereon as a class, adopt the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

In addition, under the DGCL, class voting rights exist with respect to amendments to the certificate of incorporation that (i) subject to certain exceptions, increase or decrease the aggregate number of authorized shares of such class, (ii) increase or decrease the par value of the shares of such class, or (iii) alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely, provided that if the amendment adversely affects one or more series of a class but not the entire class, then only the series of shares so affected are entitled to vote. Class voting rights do not exist as to other extraordinary matters, unless the certificate of incorporation provides otherwise. Under the DGCL, the board of directors may amend a corporation’s bylaws if so authorized in the certificate of incorporation. Once a corporation has received payment for its stock, the power to adopt, amend or repeal bylaws rests with the stockholders entitled to vote, and conferring that power on the board does not divest or limit the stockholders’ power.

	Company Shareholder Rights	BRC Stockholder Rights
Shareholder Approval of Business Combinations; Fundamental Changes

Under the OBCA, an arrangement must be approved by the shareholders and by the holders of each class or series entitled to vote separately on it, in each case by special resolution. Once approved, the corporation may apply to the court for an order approving the arrangement. A class or series votes separately only if the arrangement contains a provision that would give it a separate class vote under section 170 if it were in a proposed amendment to the articles. The court may make any order it considers appropriate in connection with an arrangement. This includes orders requiring separate votes, permitting shareholders to dissent under section 185, requiring approval by a majority greater than two-thirds, and approving the arrangement as proposed or as amended. An amalgamation requires approval by special resolution of the holders of each class or series entitled to vote on it.

Under the OBCA, a sale, lease or exchange of all or substantially all the property of a corporation other than in the ordinary course of business requires shareholder approval. The approval is effective when the shareholders have approved the transaction by a special resolution of the holders of the shares of each class or series entitled to vote on it. A class or series that would be affected differently from another class or series entitled to vote is entitled to vote separately, whether or not it otherwise carries the right to vote. Shareholders entitled to vote on the resolution may dissent.

Under the DGCL, a merger agreement must be submitted to the stockholders at an annual or special meeting on at least 20 days’ notice. It must be adopted by the holders of a majority of the outstanding stock entitled to vote on it. The DGCL has no general requirement for court approval of a merger and no general class vote, unless the certificate of incorporation provides otherwise. A stockholder vote of a surviving corporation is not required for certain mergers. These include mergers that do not amend its certificate of incorporation, leave its outstanding shares unchanged, and do not result in issuing more than 20% of its outstanding common stock. A merger may also be completed without a stockholder vote following a qualifying tender or exchange offer for a listed corporation.

The DGCL does not contain a procedure comparable to a plan of arrangement under the OBCA.

Under the DGCL, a corporation may sell, lease or exchange all or substantially all of its property and assets when authorized by a resolution adopted by the holders of a majority of the outstanding stock entitled to vote, at a meeting called on at least 20 days’ notice. Appraisal rights are not available for a sale of assets unless the certificate of incorporation provides for them.

	Company Shareholder Rights	BRC Stockholder Rights
Appraisal Rights; Rights to Dissent	Under the OBCA, a holder of shares entitled to vote may dissent if the corporation resolves to do any of the following: amend its articles to add, remove or change restrictions on the issue, transfer or ownership of shares; amend its articles to add, remove or change restrictions on its business or powers; amalgamate; continue under the laws of another jurisdiction; or sell, lease or exchange all or substantially all its property. In an arrangement, shareholders may dissent only if the court so orders. A dissenting shareholder must send a written objection at or before the meeting, and a proxy does not count as an objection. A shareholder who complies is entitled to be paid the fair value of the shares, determined as of the close of business on the day before the resolution was adopted. A dissenting shareholder is not required to give security for costs in a court application to fix fair value. The corporation may not make a payment to a dissenting shareholder if there are reasonable grounds for believing that it would then be unable to pay its liabilities as they become due, or that the realizable value of its assets would be less than its liabilities.	Under the DGCL, appraisal rights are available in mergers and consolidations, among other transactions. They are generally not available for shares that are listed on a national securities exchange or held of record by more than 2,000 holders. That exception does not apply if holders must accept anything other than stock of the surviving corporation, other listed or widely held stock, or cash in lieu of fractional shares. Appraisal rights are not available for charter amendments or sales of assets unless the certificate of incorporation provides for them. A stockholder must deliver a written demand for appraisal before the vote, and a proxy or vote against the merger does not count as a demand. The Court of Chancery determines fair value, excluding any value arising from the merger, together with interest. For listed shares, the Court will dismiss the proceedings unless the shares seeking appraisal exceed 1% of the class or the consideration for them exceeds US$1 million.
Special Vote Required for Combinations with Interested Shareholders; Anti-Takeover Provisions	The OBCA does not contain a statutory restriction on business combinations with significant shareholders. In Ontario, transactions with related parties and insiders are addressed mainly by securities law, including Multilateral Instrument 61-101.	Under Section 203 of the DGCL, a corporation may not engage in a business combination with a holder of 15% or more of its voting stock for three years after that holder crosses the 15% threshold. The restriction does not apply in three cases: the board approved the business combination or the transaction in which the holder crossed 15% before that time; the holder acquired at least 85% of the voting stock in that transaction; or the combination is later approved by the board and, at an annual or special meeting and not by written consent, by two-thirds of the outstanding voting stock not owned by the interested stockholder. A corporation with listed shares or more than 2,000 holders of record is subject to Section 203 unless it opts out. BRC is governed by Section 203.

The Board Unanimously Recommends A Vote FOR the Arrangement Resolution

To be Valid, Proxies Must be Received by 10:00 a.m. (Toronto time) on December 4, 2026

Questions Regarding Voting May Be Directed to Odyssey Trust Company

Canada/U.S. Toll Free: 1-888-290-1175

International: 1-587-885-0960

Email: proxy@odysseytrust.com

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